04010571

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Harvest Energy Trust and Harvest Operations Corp.

*CURRENT ADDRESS 1900, 330 - 5th Avenue SW
Calgary, Alberta T2P 0L4

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FILE NO. 82- 34779 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS
DAT : 3/15/04

(19)

UNDERWRITING AGREEMENT

February 4, 2003

Harvest Energy Trust
by its attorney Harvest Operations Corp.
Suite 2400, 500 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N9

04 MAR -9 AM 7:21

Dear Sirs:

Re: Issue of Special Warrants of Harvest Energy Trust

FirstEnergy Capital Corp. and Haywood Securities Inc. (collectively, the "**Underwriters**") understand that Harvest Energy Trust (the "**Trust**") is an unincorporated open-ended investment trust established pursuant to the laws of Alberta and pursuant to an amended and restated trust indenture dated September 27, 2002 and that the Trust qualifies as a "unit trust" and a "mutual fund trust" for the purposes of the *Income Tax Act* (Canada). We understand that the Trust proposes to create, issue and sell 1,000,000 special warrants (the '**Firm Special Warrants**", and together with any Optioned Special Warrants (as hereinafter defined) purchased by the Underwriters pursuant to the Underwriters' Option (as hereinafter defined) the "**Special Warrants**"), each Special Warrant (subject to adjustment as set forth herein) entitling the holder thereof to acquire one trust unit of the Trust ("**Trust Unit**") at no additional cost.

The Underwriters further understand that Harvest Operations Corp. ("**Harvest**"), a wholly-owned subsidiary of the Trust, is responsible for the management of the Trust and provides administrative and other services to the Trust and that the Trust will use the proceeds from the Special Warrants to repay debt of Harvest and for general corporate purposes of Harvest. The Underwriters also understand that the Trust will prepare and file, on the terms and conditions set out herein, the Preliminary Prospectus (as hereinafter defined) and the Final Prospectus (as hereinafter defined) and all other necessary and related documentation in order to qualify for distribution (as hereinafter defined) the Trust Units issuable upon the exercise of the Special Warrants in each of the Selling Jurisdictions (as hereinafter defined).

Upon and subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages set forth in Section 19.1 hereof, offer to purchase from the Trust and, by its acceptance hereof, the Trust agrees to sell to the Underwriters at the Closing Time (as hereinafter defined) all, but not less than all, of the Firm Special Warrants for a purchase price of $10.00 per Firm Special Warrant, being an aggregate purchase price of $10,000,000 which purchase price shall be payable by the Underwriters at the Closing Time.

In addition, upon and subject to the terms, conditions, representations and warranties contained herein, the Trust hereby grants to the Underwriters (in accordance with the percentages set forth

in Section 19.1 hereof) an option (the "**Underwriters' Option**") to purchase, severally and not jointly, up to an aggregate of 500,000 additional special warrants (the "**Optioned Special Warrants**"), at the offering price of $10.00 per Optioned Special Warrant at the Closing Time. The Underwriters' Option may be exercised in whole or in part from time to time within such period by FirstEnergy Capital Corp., on behalf of the Underwriters, giving notice in writing (the "**Option Notice**") to Harvest not later than 48 hours before the Closing Time, specifying the number of Optioned Special Warrants to be purchased. Upon the exercise of the Underwriters' Option, at the Closing Time, Harvest shall issue and sell as directed by the Underwriters, in accordance with and subject to the provisions of this Agreement, that number of Optioned Special Warrants indicated in the Option Notice.

In consideration for the services to be rendered by the Underwriters hereunder, including the ancillary service of acting as financial advisors to the Trust in respect of the issue of the Special Warrants, advising on the terms and conditions of the Special Warrants and assisting in the preparation and finalization of the Preliminary Prospectus and the Final Prospectus, the Trust shall pay to the Lead Underwriter (as hereinafter defined), on behalf of the Underwriters, at the Closing Time, a fee (the "**Underwriting Fee**") equal to 5% of the total proceeds to be received by the Trust, being $0.50 per Firm Special Warrant and aggregating $500,000 and $0.50 per Optioned Special Warrant purchased pursuant to the Underwriters' Option and aggregating $250,000 for all Optioned Special Warrants. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to Goods & Services Tax provided for in the *Excise Tax Act* (Canada) as any taxable supplies provided will be incidental to the exempt financial services provided.

TERMS AND CONDITIONS

The following are the terms and conditions of the agreement among the Trust, Harvest and the Underwriters:

1. Definitions and Interpretation

1.1 In this Agreement, unless the context otherwise requires:

(a) "**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions mean and refer to, respectively, the agreement among the Trust, Harvest and the Underwriters resulting from the acceptance by the Trust and Harvest of the offer made by the Underwriters by this letter and not to any particular section or other part of this Agreement;

(b) "**Applicable Securities Laws**" means, collectively, the applicable securities laws of each of the Selling Jurisdictions and the respective regulations and rules made thereunder together with all applicable published policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated hereunder;

(c) "**ASC**" means the Alberta Securities Commission;

(d) "**business day**" means any day, other than a Saturday or Sunday, on which banks are open for business in Calgary, Alberta;

(e) "**Canadian Selling Jurisdictions**" means the provinces of Alberta, British Columbia and Ontario or any such other province of Canada in which there are Subscribers with respect to which the Underwriters shall have provided notice to the Trust prior to the Closing Date and which are acceptable to the Trust and in which Special Warrants are sold to Subscribers on the Closing Date;

(f) "**Claim**" has the meaning ascribed thereto in Section 13.2;

(g) "**Clearing Date**" means the date which is 90 days from the Closing Date;

(h) "**Closing Date**" means February 4, 2003 or such other date as the parties hereto may mutually agree upon in writing;

(i) "**Closing Time**" means 10:00 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date as the parties hereto may mutually agree;

(j) "**Current Bank Facility**" means the credit agreement dated as of November 14, 2002 between Harvest and WestLB AG, New York Branch;

(k) "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as those terms are defined under Applicable Securities Laws in the Canadian Selling Jurisdictions, and "**distribute**" has a corresponding meaning;

(l) "**Distribution Period**" means the period from the date hereof to the completion of the distribution of the Trust Units upon the exercise of the Special Warrants;

(m) "**DRIP Plan**" means the Distribution Reinvestment Optional Unit Purchase Plan of the Trust;

(n) "**Exchange**" means The Toronto Stock Exchange;

(o) "**Final MRRS decision document**" means the document issued by the principal regulator under the Mutual Reliance Procedures that evidences that final receipts of the Securities Commissions have been issued for the Final Prospectus;

(p) "**Final Prospectus**" means the (final) prospectus of the Trust in respect of the distribution of the Trust Units issuable upon exercise of the Special Warrants to be filed with the Securities Commissions;

(q) **"Financial Information"** means collectively:

(i) the audited balance sheet of the Trust as at September 30, 2002, together with the auditors' report thereon and the notes thereto, to be contained in the Prospectus (the "**Trust Financial Statements**");

(ii) the unaudited pro forma consolidated financial statements of the Trust, consisting of the pro forma consolidated balance sheet of the Trust as at September 30, 2002, and the pro forma consolidated statement of earnings of the Trust for the nine months ended September 30, 2002 and the year ended December 31, 2001, together with the compilation report thereon and the notes thereto, to be contained in the Prospectus;

(iii) the schedule of revenues and expenses for the Initial Properties acquired from Devon Canada Corporation for each of the years ended December 31, 2001, 2000 and 1999, together with the auditors' report thereon and notes thereto, to be contained in the Prospectus; and

(iv) the schedule of revenues and expenses for the Additional Properties acquired from Anadarko Canada Corporation for each of the years ended December 31, 2001, 2000 and 1999, together with the auditors' report thereon and notes thereto, to be contained in the Prospectus;

(r) **"Firm Special Warrants"** has the meaning assigned thereto above;

(s) **"Harvest"** has the meaning assigned thereto above;

(t) **"Income Tax Act"** means the *Income Tax Act* (Canada) and the regulations thereunder, in each case as amended;

(u) **"Indemnified Parties"** has the meaning ascribed thereto in Section 13.1;

(v) **"Indemnitors"** has the meaning ascribed thereto in Section 13.1;

(w) **"IPO Prospectus"** means the (final) prospectus of the Trust dated November 27, 2002;

(x) **"Lead Underwriter"** means FirstEnergy Capital Corp.;

(y) **"material change"**, **"material fact"** and **"misrepresentation"** have the meanings attributed thereto under Applicable Securities Laws in the Canadian Selling Jurisdictions;

(z) "**Mutual Reliance Procedures**" means the mutual reliance review system procedures provided for under National Policy 43-201, Mutual Reliance Review System for Prospectuses and Annual Information Forms, of the Canadian Securities Administrators;

(aa) "**Option Notice**" has the meaning assigned thereto above;

(bb) "**Optioned Special Warrants**" has the meaning assigned thereto above;

(cc) "**Preliminary Prospectus**" means the preliminary prospectus of the Trust in respect of the distribution of the Trust Units issuable upon exercise of the Special Warrants to be filed with the Securities Commissions;

(dd) "**Preliminary MRRS decision document**" means the document issued by the principal regulator under the Mutual Reliance Procedures that evidences that preliminary receipts of the Securities Commissions have been issued for the Preliminary Prospectus;

(ee) "**principal regulator**" means the principal regulator for the Trust under the Mutual Reliance Procedures, which is the ASC;

(ff) "**Prospectus**" means the Preliminary Prospectus and the Final Prospectus;

(gg) "**Public Record**" means all information filed by and on behalf of the Trust with the Securities Commissions including, without limitation, the Preliminary Prospectus, the Final Prospectus and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(hh) "**Securities Commissions**" means, collectively, the applicable securities commissions or similar securities regulatory authorities in the Canadian Selling Jurisdictions;

(ii) "**Selling Jurisdictions**" means the Canadian Selling Jurisdictions and the United Kingdom and such other provinces and other foreign jurisdictions in which there are Subscribers with respect to which the Underwriters shall have provided notice to the Trust prior to the Closing Date and which are acceptable to the Trust and in which Special Warrants are sold to Subscribers on the Closing Date;

(jj) "**Special Warrant Indenture**" means the warrant indenture to be dated as of the Closing Date between the Trust, Harvest and the Trustee, as trustee, governing the terms and conditions of the Special Warrants;

(kk) "**Special Warrants**" has the meaning assigned thereto above;

(ll) "**Subscriber**" means any person who executes a Subscription Agreement which is accepted by the Trust;

(mm) "**Subscription Agreements**" means the agreements to purchase and sell the Special Warrants to be entered into between the Subscribers and the Trust;

(nn) "**Supplementary Material**" means, collectively, any amendment or supplement to the Preliminary Prospectus or the Final Prospectus or any other supplementary, additional or ancillary material, information, evidence, return, report, application, statement or other document that may be filed by or on behalf of the Trust under the laws of Canada or any Selling Jurisdiction or under Applicable Securities Laws relating to the distribution of Trust Units issuable upon exercise of the Special Warrants;

(oo) "**Transaction Agreements**" means, collectively, (i) this Agreement; (ii) the Subscription Agreements; and (iii) the Special Warrant Indenture;

(pp) "**Trust**" has the meaning assigned thereto above;

(qq) "**Trust Indenture**" means the Amended and Restated Trust Indenture dated September 27, 2002 pursuant to which the Trust has been established;

(rr) "**Trust Units**" means the trust units in the Trust created, issued and certified under the Trust Indenture representing equal undivided beneficial interests in the Trust, and for greater certainty includes the Trust Units to be distributed upon the exercise of Special Warrants;

(ss) "**Trustee**" means Valiant Trust Company, in its capacity as trustee under the Special Warrant Indenture;

(tt) "**Underwriters' Option**" has the meaning assigned thereto above; and

(uu) "**Underwriting Fee**" has the meaning assigned thereto above.

1.2 Words defined in the IPO Prospectus and used herein shall, unless otherwise stated or the context otherwise requires, have the meaning ascribed thereto in the IPO Prospectus.

1.3 Unless otherwise stated, any reference in this Agreement to any section, paragraph, subparagraph or schedule shall refer to a section, paragraph, subparagraph or schedule of this Agreement.

1.4 Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

2. The Special Warrants

2.1 The Special Warrants will be duly and validly created and issued pursuant to the terms of the Special Warrant Indenture. Each Special Warrant shall entitle the holder thereof to acquire, at no additional cost, one Trust Unit commencing on the Closing Date and ending at 5:00 p.m. (Calgary time) (the "Expiry Time") on the earlier of:

(a) five business days from the date a Final MRRS decision document is obtained for the Final Prospectus; and

(b) 365 days from the Closing Date.

Any Special Warrants not exercised prior to the Expiry Time shall be deemed to be exercised by the holder thereof, without further action on the part of the holder, immediately prior to the Expiry Time.

The Special Warrant Indenture shall provide that if a Final MRRS decision document is not obtained from the ASC, as principal regulator, on or prior to the Clearing Date, then the number of Trust Units which are to be issued upon the exercise of Special Warrants shall be adjusted such that holders of Special Warrants resident in a Canadian Selling Jurisdiction on behalf of which the Final MRRS decision document has not been issued (or if a Final MRRS decision document has not been issued on behalf of the province of Alberta, each holder of Special Warrants wherever situate) shall thereafter be entitled to acquire 1.09 Trust Units upon the exercise or deemed exercise of a Special Warrant, in lieu of the one Special Warrant to which the holder would have otherwise been entitled, without payment of any additional consideration. In any event, the Trust shall have the ongoing obligation until February 4, 2004 to use its reasonable best efforts to obtain a Final MRRS decision document.

2.2 The Special Warrant Indenture shall otherwise be in such form and contain such terms as are agreed to by the Trust, Harvest and the Trust's counsel and the Underwriters and the Underwriters' counsel.

2.3 The Underwriters agree to obtain from each Subscriber and to deliver to the Trust at or prior to the Closing Time an executed Subscription Agreement.

3. Filing of Prospectus

3.1 Following the Closing Date, the Trust shall, as soon as reasonably possible and in any event no later than March 3, 2003 file (pursuant to the Mutual Reliance Procedures with the ASC as principal regulator and pursuant to Section 4.4 thereof) the Preliminary Prospectus and all such other documents as may be required under Applicable Securities Laws in the Canadian Selling Jurisdictions with the Securities Commissions and shall obtain a Preliminary MRRS decision document dated not later than that date.

3.2 The Trust shall, after satisfaction of any comments with respect to the Preliminary Prospectus by the Securities Commissions, file the Final Prospectus and all such other documents as may be required under Applicable Securities Laws in the Canadian Selling Jurisdictions with the Securities Commissions, and use its reasonable best efforts to obtain a Final MRRS decision document as soon as is reasonably practicable but, in any event, not later than the Clearing Date and, to take all other steps as may be necessary to qualify the distribution of Trust Units issuable upon exercise of the Special Warrants in each of the Canadian Selling Jurisdictions and in order for the holders of Special Warrants to be able to trade (subject to the restrictions applicable to "control persons" under Applicable Securities Laws in the Selling Jurisdictions) the Trust Units acquired upon the exercise of the Special Warrants (after a Final MRRS decision document has been obtained) at any time in any or all of the Canadian Selling Jurisdictions without the requirement of filing a prospectus or utilizing or seeking an exemption from such requirement under Applicable Securities Laws of the Canadian Selling Jurisdictions. If the Trust fails to obtain a Final MRRS decision document by the Clearing Date, the Trust shall continue to use its reasonable best efforts to obtain a Final MRRS decision document in the Canadian Selling Jurisdictions of residence of holders of Special Warrants (including, without limitation, Alberta and Ontario) until February 4, 2004.

3.3 If a Final MRRS decision document is not obtained on or prior to the Clearing Date, the Trust, in conjunction with the Underwriters, shall send or cause to be sent to each holder of Special Warrants in the Canadian Selling Jurisdictions on whose behalf a Final MRRS decision document was not issued (or if a Final MRRS decision document has not been so issued on behalf of the Securities Commission in Alberta, each holder of Special Warrants wherever situate) a written notice advising each such holder of its entitlement to 1.09 Trust Units upon exercise of a Special Warrant in lieu of the one Special Warrant to which the holder would otherwise have been entitled. Such notice will be sent, by courier, on or before the third business day after the Clearing Date to the address of each such holder appearing in the register of Special Warrants which is to be maintained pursuant to the Special Warrant Indenture.

3.4 The Trust shall, in conjunction with the Underwriters, send or cause to be sent written notice to each holder of Special Warrants advising of the issuance of a Final MRRS decision document, and the date on which the Special Warrants expire, together with a copy of the Final Prospectus if the Final Prospectus was not previously delivered. Such notice shall be hand delivered or sent by prepaid registered mail to each holder of the Special Warrants at the address of each such holder appearing in the register of Special Warrants which is to be maintained pursuant to the Special Warrant Indenture within three business days after the date on which the Final MRRS decision document was issued.

4. Due Diligence and Qualification

4.1 Prior to the Closing Time, the filing of each of the Preliminary Prospectus and the Final Prospectus and thereafter, during the Distribution Period, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust and Harvest shall have

allowed the Underwriters to participate fully in the preparation of, and to approve the form of, such documents and shall have allowed the Underwriters and their advisors and representatives to conduct all due diligence investigations which they may reasonably require in order to fulfil their obligations as underwriters and in order to confirm the Public Record is accurate and current in all material respects and to enable them to responsibly complete the private placement of Special Warrants and to execute responsibly the certificate required to be executed by them in the Preliminary Prospectus, the Final Prospectus and in any Supplementary Material.

4.2 The Trust and Harvest will fulfil, or cause to be fulfilled, all legal requirements to permit the issuance, offering and sale of the Special Warrants and the Trust Units issuable upon exercise of the Special Warrants including, without limitation, compliance with Applicable Securities Laws to enable the Special Warrants to be offered for sale and sold to the Subscribers on a private placement basis in the Selling Jurisdictions, through the Underwriters or other investment dealers or brokers registered in any of the Selling Jurisdictions by way of exemptions set forth in Applicable Securities Laws of each of the Selling Jurisdictions who have complied with the relevant provisions of such legislation and to enable the Trust Units issuable upon exercise of the Special Warrants to be issued upon the exercise of the Special Warrants.

4.3 During the Distribution Period, the Trust and Harvest promptly will take or cause to be taken all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws to maintain the qualification of the distribution of the Trust Units issuable upon exercise of the Special Warrants in each of the Canadian Selling Jurisdictions and in order for the holders of Special Warrants to be able to trade (subject to the restrictions applicable to "control persons" under Applicable Securities Laws in the Selling Jurisdictions) the Trust Units acquired upon the exercise of the Special Warrants (after a Final MRRS decision document has been obtained) at any time in any or all of the Canadian Selling Jurisdictions without the requirement of filing a prospectus or utilizing or seeking an exemption from such requirement under Applicable Securities Laws of the Canadian Selling Jurisdictions.

5. Delivery of Prospectuses and Related Documents

5.1 The Trust and Harvest shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) as soon as reasonably possible, as many copies of such publicly filed documents of the Trust as the Underwriters may reasonably request and such delivery shall constitute the consent of each of the Trust and Harvest to the use of such documents by the Underwriters in connection with the offering for sale of the Special Warrants in the Selling Jurisdictions;

(b) prior to the Closing Time, copies of correspondence indicating that the issuance of the Special Warrants and the Trust Units to be issued upon exercise of the

Special Warrants and the application for the listing and posting for trading on the Exchange of the Trust Units to be issued upon the exercise of the Special Warrants has been conditionally approved, subject only to the fulfillment of all of the requirements of the Exchange including, without limitation, the filing of certain documentation with the Exchange and the payment of applicable listing fees;

(c) contemporaneously with or prior to the filing of the Preliminary Prospectus or the Final Prospectus, as the case may be, a copy of the Preliminary Prospectus or the Final Prospectus, as the case may be, signed and certified as required;

(d) contemporaneously with or prior to the filing of any Supplementary Material required to be prepared and filed under Applicable Securities Laws, a copy of such Supplementary Material, signed and certified as required;

(e) at the time of delivery to the Underwriters pursuant to this Section 5.1 of the Preliminary Prospectus, a draft of the comfort letter which KPMG LLP, the auditors of the Trust, propose to deliver on the date of filing the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters from KPMG LLP, with respect to the financial and accounting information to be contained in the Preliminary Prospectus and the Final Prospectus, which comfort letter shall be in addition to any comfort or consent letters which must be filed with the securities regulatory authorities pursuant to Applicable Securities Laws;

(f) at the time of delivery to the Underwriters pursuant to this Section 5.1 of the Final Prospectus, a comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters from KPMG LLP, the auditors of the Trust, with respect to the financial and accounting information contained in the Final Prospectus, which comfort letter shall be based on a review by the applicable auditors having a cut-off date of not more than two business days prior to the date of the comfort letter, and which letter shall be in addition to any comfort or consent letters which must be filed with securities regulatory authorities pursuant to Applicable Securities Laws; and at the time any Supplementary Material is delivered, a similar comfort letter shall be delivered by KPMG LLP with respect to the financial and accounting information in such Supplementary Material, which comfort letter shall be based on a review by such auditors having a cut-off date of not more than two business days prior to the date of such comfort letter; and

(g) at the time of filing of the Final Prospectus, the Trust shall cause its counsel, Burnet, Duckworth & Palmer LLP, to deliver to the Underwriters and their counsel a legal opinion dated and delivered at such time, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, to the effect that:

(i) the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations", subject to the qualifications, assumptions and restrictions set out thereunder, constitute a fair summary of the principal Canadian federal income tax considerations pursuant to the Income Tax Act generally applicable to a person who acquires Trust Units pursuant to the Prospectus and who, for the purposes of the Income Tax Act, is resident in Canada, holds the Trust Units as capital property and deals at arm's length with the Trust and Harvest and is not affiliated with the Trust or Harvest; and

(ii) subject to the qualifications, assumptions and restrictions set out under "Canadian Federal Income Tax Considerations" in the Prospectus, the Trust Units are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Income Tax Act, and are not "foreign property" within the meaning of the Income Tax Act.

5.2 The delivery by the Trust to the Underwriters of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material shall constitute a representation and warranty to the Underwriters by each of the Trust and Harvest that:

(a) all information and statements contained in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, (except any information and statements relating solely to and provided by the Underwriters) are true and correct, constitutes full, true and plain disclosure of all material facts relating to the Trust, Harvest, the Special Warrants and the Trust Units issuable upon exercise of the Special Warrants;

(b) the Preliminary Prospectus, the Final Prospectus or the Supplementary Material, as the case may be, does not contain a misrepresentation;

(c) no material fact or information has been omitted therefrom (except facts or information relating solely to any of the Underwriters) which is required under the Applicable Securities Laws to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made;

(d) such documents comply with the requirements of the Applicable Securities Laws; and

(e) except as has been publicly disclosed, there has been no intervening material change from the date of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, as the case may be, to the time of delivery thereof, in the

affairs, operations, assets or liabilities (contingent or otherwise) of the Trust or Harvest.

Such deliveries shall also constitute the consent of each of the Trust and Harvest to the use of the Preliminary Prospectus, the Final Prospectus or the Supplementary Material, as the case may be, by the Underwriters in connection with the distribution of the Trust Units issuable upon exercise of the Special Warrants in the Selling Jurisdictions.

6. Commercial Copies

The Trust shall cause commercial copies of the Preliminary Prospectus and the Final Prospectus to be delivered to the Underwriters without charge in such numbers and in such cities as the Underwriters may reasonably request on oral or written instruction from the Lead Underwriter (on behalf of the Underwriters) to the Trust or the printer of such documents given on or about the dates the Preliminary Prospectus and the Final Prospectus are filed in each of the Canadian Selling Jurisdictions. Such delivery shall be effected as soon as practicable after the Preliminary MRRS decision document or the Final MRRS decision document, as the case may be, has been issued by the ASC in respect thereof and, in any event, not later than 5:00 p.m. (Calgary time) on the day following the issuance of the Final MRRS decision document by the ASC in respect of the Final Prospectus. The Trust shall similarly cause to be delivered commercial copies of the Supplementary Material required to be delivered, on request or otherwise, to the Underwriters. The commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material shall be identical in content to the electronically transmitted versions thereof filed with Canadian securities regulatory authorities pursuant to the System for Electronic Document Analysis and Retrieval.

7. Material Changes

7.1 During the Distribution Period, the Trust and Harvest shall promptly notify the Underwriters in writing, with full particulars, of:

(a) any change (actual, anticipated, contemplated or threatened) in or affecting the business, affairs, (financial or otherwise) operations, assets, liabilities (contingent or otherwise), revenue, capital or ownership of the Trust or Harvest or the ability of Harvest to manage the Trust;

(b) any change in any matter contained or referred to in the Preliminary Prospectus, the Final Prospectus, any Supplementary Material or any other part of the Public Record (other than any matter relating solely to any of the Underwriters); or

(c) the occurrence of any other fact, event or circumstance;

which change or occurrence is, or may be, of such a nature as to render the Preliminary Prospectus, the Final Prospectus or any Supplementary Material misleading or untrue in any material respect or would result in any of such documents containing a

misrepresentation or which would result in any of such documents not complying with any of the Applicable Securities Laws or which change or occurrence would reasonably be expected to have a significant effect on the market price or value of the Special Warrants or the Trust Units or the value of Harvest. Each of the Trust and Harvest shall in good faith discuss with the Lead Underwriter any change or occurrence (actual, anticipated, contemplated or threatened) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, shall consult with the Underwriters prior to making any filing referred to in Section 7.3.

7.2 During the Distribution Period, the Trust and Harvest will promptly inform the Underwriters of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Final Prospectus, any Supplementary Material or any other part of the Public Record or for any additional information;

(b) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt by the Trust or Harvest of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Final Prospectus, any Supplementary Material, any other part of the Public Record or the distribution of the Special Warrants or the Trust Units issuable upon the exercise of the Special Warrants.

7.3 Each of the Trust and Harvest shall promptly comply with all applicable filing and other requirements, if any, under the Applicable Securities Laws arising as a result of any change, event or circumstance referred to in Section 7.1 above and shall prepare and file under all Applicable Securities Laws, with all possible dispatch, and in any event within any time limit prescribed under Applicable Securities Laws, any Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and Harvest shall have allowed the Underwriters and their counsel to participate fully in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill its obligations as underwriters and in order to enable the Underwriters to execute responsibly the certificate required to be executed by them in any Supplementary Material and the Underwriters shall have approved the form of any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust and the Manager shall further promptly deliver to the Underwriters and the Underwriters' counsel a copy of any Supplementary Material as filed with the Securities Commissions, and of legal opinions of the Trust's counsel, in form and substance satisfactory to the

Underwriters with respect to such matters as the Underwriters may reasonably request, relating to the compliance with Applicable Securities Laws in the Selling Jurisdictions of such Supplementary Material, including, without limitation, an opinion similar to those referred to in paragraph 10 of Schedule "A" hereto and Section 5.1(g) and letters with respect to any Supplementary Material substantially similar to those referred to in Section 5.1(f) above.

7.4 The delivery to the Underwriters of Supplementary Material shall constitute a representation and warranty to the Underwriters by the Trust and Harvest with respect to the Preliminary Prospectus or Final Prospectus, as the case may be, as amended, modified or superseded by such Supplementary Material and by any Supplementary Material previously delivered to the Underwriters as aforesaid, to the same effect as set forth in Section 5.2(a) above. Such delivery shall also constitute the consent of the Trust and Harvest to the use of the Preliminary Prospectus or the Final Prospectus, as the case may be, as amended, modified or superseded by the Supplementary Material, by the Underwriters in connection with the distribution of the Trust Units issuable upon exercise of the Special Warrants in the Selling Jurisdictions.

7.5 During the Distribution Period, the Trust and Harvest shall provide to the Underwriters on a timely basis, for review by the Underwriters and their counsel prior to filing, any proposed document, including without limitation any Supplementary Material or any annual information form, material change report or information circular, which may be required to be filed by any Securities Commission or the Exchange and shall allow the Underwriters and their counsel to review any press releases to be issued by the Trust prior to the dissemination of the press releases to the public, provided that any such review will be completed in a timely manner.

8. Representations, Warranties and Covenants of the Trust and Harvest

8.1 Each of the Trust and Harvest jointly and severally represents, warrants and covenants to and with the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Special Warrants, that:

(a) the Trust is an unincorporated open-ended trust and has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta and has all requisite power, capacity and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted and as proposed to be conducted;

(b) Harvest has been duly incorporated and organized and is validly subsisting under the laws of the Province of Alberta and has all requisite power, capacity and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted and as proposed to be conducted;

(c) the only outstanding securities of Harvest consist of one common share, which is validly issued as fully paid and non-assessable, the Trust is the registered holder of such issued and outstanding common share and holds such common share with valid and marketable title to the common share free and clear of any liens, pledges, charges, hypothecs, mortgages, encumbrances, security interests or other adverse claims whatsoever and there are no securities convertible into securities of the Corporation or any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option, right or privilege for the purchase of any unissued securities of the Corporation;

(d) each of the Trust and Harvest has conducted and will conduct its activities or business in compliance in all material respects with all applicable laws, regulations and rules, and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a material portion of its business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary or desirable to carry on its business as now conducted and as presently proposed to be conducted, and all such licences, registrations or qualifications are valid and existing, in full force and effect and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on its business as now conducted or as proposed to be conducted;

(e) the Trust qualifies as a mutual fund trust under the Income Tax Act and the Trust and Harvest will conduct their affairs so as to continue to qualify the Trust as a mutual fund trust under the Income Tax Act including (in the case of the Trust) by limiting its activities to investing in property in which a mutual fund trust is permitted by the Income Tax Act to invest, and the Trust will not carry on any other business;

(f) the Trust Units are not "foreign property" as defined in the Income Tax Act;

(g) the Trust is a "reporting issuer" (or equivalent thereof) in each of the provinces of Canada (except Québec) and is not in default in any material respect of any requirement under the Applicable Securities Laws of any Selling Jurisdiction and without limiting the generality of the foregoing, no material change relating to the Trust has occurred in respect of which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities;

(h) Harvest will not carry on business or undertake any activity except as permitted under its articles of incorporation, as from time to time in effect;

(i) the Trust has full trust power, capacity and authority to issue the Special Warrants and to issue the Trust Units upon the exercise of the Special Warrants; at the Closing Date, the Special Warrants will be duly and validly created, authorized and issued in accordance with the terms and conditions of the Special Warrant Indenture, and the Trust Units issuable upon the exercise of the Special Warrants will be duly and validly authorized, allotted and reserved for issuance upon such exercise and will, upon exercise of the Special Warrants in accordance with the provisions of the Special Warrant Indenture, be issued as fully paid and non-assessable Trust Units;

(j) each of the Trust and Harvest (on behalf of the Trust) has the necessary trust or corporate power, capacity and authority to execute and deliver each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and all necessary trust or corporate action has been taken by each of the Trust and Harvest to authorize the execution and delivery by it of each of the Preliminary Prospectus, the Final Prospectus any Supplementary Material and the filing thereof, as the case may be, in each of the Canadian Selling Jurisdictions under Applicable Securities Laws (or all such necessary action will have been taken by each of the Trust and Harvest prior to the time of the filings of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material);

(k) each of the Trust and Harvest (in its own capacity and on behalf of the Trust) has the necessary trust or corporate power, capacity and authority to execute and deliver this Agreement and the Transaction Agreements to which it is or will become a party, to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby (including, without limitation, the issuance of the Special Warrants and the Trust Units issuable upon exercise of the Special Warrants) and thereby, and this Agreement has been, and the other Transaction Agreements to which it is currently or will be a party have been or will as at the Closing Time have been duly authorized, executed and delivered by the Trust and Harvest and will constitute legal, valid and binding obligations of the Trust and Harvest enforceable in accordance with their terms subject to the qualifications set forth in the opinion of counsel delivered pursuant to paragraph 11.1;

(l) neither the Trust nor Harvest is in default or breach of, and the execution and delivery of this Agreement, the Transaction Agreements, the performance by the Trust and Harvest of their obligations hereunder and thereunder and the issuance, sale and delivery of the Special Warrants and the issuance of the Trust Units issuable upon exercise of the Special Warrants do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(i) any statute, rule, regulation or law applicable to the Trust or Harvest;

(ii) any terms, conditions or provisions of the Trust Indenture or the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof), shareholders or unitholders, as the case may be, of the Trust or Harvest which are in effect at the date hereof;

(iii) any terms, conditions or provisions of the Trust Indenture or any indenture, agreement or instrument to which any of the Trust or Harvest is a party or by which it is contractually bound as at the date hereof or the Closing Date; or

(iv) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or Harvest or their respective properties or assets;

(m) Valiant Trust Company, at its principal offices in Calgary and Toronto, has been duly appointed registrar and transfer agent in respect of the Trust Units of the Trust and as the trustee under the Special Warrant Indenture;

(n) the issued and outstanding Trust Units are listed on the Exchange, the Trust is in compliance with the by-laws, rules and regulations of the Exchange in all material respects and the Exchange has conditionally approved the issuance of the Special Warrants and the Trust Units to be issued upon exercise of the Special Warrants and the listing and posting for trading on the Exchange of the Trust Units issuable upon exercise of the Special Warrants, subject only to the fulfillment of all of the requirements of the Exchange including, without limitation, the filing of certain documentation with the Exchange and the payment of applicable listing fees;

(o) the form and terms of the certificates for each of the Trust Units and the Special Warrants have been duly approved and adopted by the Trust and do not conflict with the Trust Indenture or the Special Warrant Indenture, as applicable;

(p) the Trust is authorized to issue an unlimited number of Trust Units, of which, as at the date hereof, 9,462,500 Trust Units are issued and outstanding as fully paid and non-assessable;

(q) except such as shall have been made or obtained at or before the Closing Time under Applicable Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by each of the Trust and Harvest of this Agreement or the Transaction Agreements to which they are or will be a party, the sale of the Special Warrants or the issuance of the Trust Units issuable upon exercise of the Special Warrants as contemplated herein, or the consummation by the Trust and Harvest of the transactions contemplated herein or therein;

(r) none of the Trust or Harvest has received notice from any court, governmental agency or body or regulatory authority of any restriction on its ability or of a requirement for it to qualify, nor is the Trust or Harvest otherwise aware of any restriction on its ability or of a requirement for it to qualify, to conduct its business as it is currently conducted or proposed to be conducted, or to own, lease and operate its properties, other than any such restriction or requirement as would not have a material adverse effect on the Trust or Harvest;

(s) none of the Trust or Harvest is in violation of its constating documents or by-laws; and each of the Trust and Harvest is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which either of them may be bound or to which any of their respective properties or assets is subject. To the knowledge of each of the Trust and Harvest, no party to any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which the Trust or Harvest is a party is in material default of such contract, indenture, mortgage, loan agreement, note, lease or other instrument;

(t) the minute books of Harvest contain full, true and correct copies of the constating documents of Harvest and, at the Closing Time, will contain copies of all minutes or draft minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders of Harvest, as applicable, and all such meetings were duly called and properly held and all such resolutions were properly adopted;

(u) at or before the Closing Time, each of the Trust and Harvest shall have complied with and fulfilled all of the terms and conditions of each of this Agreement and the Transaction Agreements to be complied with by it pursuant hereto and thereto at or before such time;

(v) no person holds any securities convertible or exchangeable into securities of the Trust or Harvest or has any agreement, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) with or against the Trust or Harvest for the purchase, subscription for or issuance of securities of any kind of the Trust or shares, issued or unissued, in the capital of Harvest other than pursuant to this Agreement, 820,000 incentive rights issued pursuant to the Trust's unit incentive plan or as may become issuable under the DRIP Plan or for the purchase of any assets of the Trust or Harvest;

(w) the Financial Information, including the notes thereto, when included in the Prospectus will be complete and correct and will have been prepared in accordance with Canadian generally accepted accounting principles, in each case consistently applied, and Applicable Securities Laws;

(x) the Trust Financial Statements, when included in the Prospectus:

(i) will be in accordance with the books, records and accounts of the Trust;

(ii) will be true and correct and present fairly the results of operations and the financial position of the Trust for the periods ended on, and as at, the dates indicated therein;

(iii) have been and will have been prepared in accordance with Canadian generally accepted accounting principles, or such other accounting principles as are described therein and acceptable under Applicable Securities Laws of the Canadian Selling Jurisdictions, in each case consistently applied; and

(iv) will present fairly all of the assets and liabilities of the Trust as at the dates indicated therein including all contingent liabilities of the Trust as at the dates indicated;

(y) if any financial statements in addition to the Financial Information are included in the Prospectus, such financial statements, when included in the Prospectus:

(i) will be in accordance with the books, records and accounts of the company or other entity to which such financial statements relate;

(ii) will be true and correct and present fairly the results of operations and the financial position of the company or other entity to which such financial statements relate for the periods ended on, and as at, the dates indicated therein;

(iii) have been and will have been prepared in accordance with Canadian generally accepted accounting principles, or such other accounting principles as are described therein and acceptable under Applicable Securities Laws of the Canadian Selling Jurisdictions, in each case consistently applied; and

(iv) will present fairly all of the assets and liabilities of the company or other entity to which such financial statements relate as at the dates indicated therein including all contingent liabilities of the company or other entity to which such financial statements relate as at the dates indicated;

(z) subsequent to the date of the IPO Prospectus, except as otherwise disclosed in the Public Record, there has not been any adverse material change (financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise), capital or prospects of the Trust or Harvest from the position set forth in the IPO Prospectus or in the ability of Harvest to manage the Trust and there has not been any adverse material change in the business, operations, capital or

condition (financial or otherwise) or results of the operations of the Trust or Harvest since July 10, 2002; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Trust or Harvest which have not been disclosed in the Public Record and there has been no transaction entered into by the Trust or Harvest, other than in the ordinary course of business;

(aa) there are no actions, suits, investigations or proceedings (whether or not purportedly by or on behalf of the Trust or Harvest) pending or, to the knowledge of the Trust or Harvest, threatened against or affecting the Trust or Harvest or any of their properties, or to which the Trust or Harvest is a party or to which any property of the Trust or Harvest is subject at law or in equity, or before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Trust or Harvest or any of their respective properties or assets or which affects or may affect the distribution of the Special Warrants or the Trust Units issuable upon the exercise of the Special Warrants;

(bb) no Securities Commission, the Exchange or any other securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Trust and, to the best of the knowledge, information and belief of the Trust and Harvest, the Trust is not in default of any material requirement of Applicable Securities Laws; and, the Trust is entitled to avail itself of the applicable prospectus exemptions available under such Applicable Securities Laws in respect of the trades in its securities to Subscribers resident in the Selling Jurisdictions as contemplated by this Agreement;

(cc) Harvest has made available to McDaniel, who prepared the McDaniel Report, prior to the preparation thereof, all information in its possession reasonably material to prepare an adequate determination of the reserves reported on associated with the Initial Properties, the Initial Direct Royalties, the Additional Properties and the Additional Direct Royalties; none of such information contained any material misrepresentation; and neither of the Trust or Harvest has any reason to believe that the McDaniel Report was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, has any knowledge of a material adverse change in such reserves information and has no reason to believe that the McDaniel Report does not fairly present the determination of the oil and natural gas reserves associated with the Initial Properties, the Initial Direct Royalties, the Additional Properties and the

Additional Direct Royalties and production profile and the costs associated therewith, as at the date thereof;

(dd) other than has been previously disclosed to the Underwriters, Harvest has no knowledge of the occurrence of any material spills, emissions or pollution on any property of Harvest, nor has Harvest been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable environmental laws or regulations any of which might reasonably be expected to materially adversely affect the business of the Trust and Harvest (taken as a whole);

(ee) although it does not warrant Harvest's title, the Trust and Harvest each does not have reason to believe Harvest does not have title to its petroleum, natural gas and related hydrocarbons, including, without limitation, those associated with the Initial Properties and the Additional Properties (for the purpose of this clause, the foregoing are referred to as the "Interest") and does represent and warrant the Interest is free and clear of adverse claims created by, through or under the Trust except as disclosed in the Public Record or those arising in the ordinary course of business, which are not material in the aggregate and that, to their knowledge, Harvest holds its Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements;

(ff) KPMG LLP, the auditors who are reporting upon the balance sheet of the Trust to be included in the Prospectus, are the auditors of the Trust and each of the Trust and Harvest has no reason to believe that KPMG LLP are not independent public accountants;

(gg) the Trust has good and marketable title (in accordance with standard oil and gas industry practice) to the Initial Direct Royalties and the Additional Direct Royalties and Harvest has good and marketable title (in accordance with standard oil and gas industry practice) to the Initial Properties and the Additional Properties;

(hh) each of the Material Agreements (as defined in the opinion of Burnet, Duckworth & Palmer LLP dated December 5, 2002 (the "**BDP Opinion**") to which the Trust or Harvest is a party or by which either of them may currently be bound, constitutes a legal, valid and binding obligation of the Trust and Harvest, as applicable, enforceable in accordance with their terms subject to the qualifications set forth in the BDP Opinion;

(ii) the information and statements set forth in the Public Record were true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change (as defined in Applicable Securities Laws of the Selling Jurisdictions) has occurred in relation to the Trust or Harvest which is not disclosed in the Public Record, and the Trust has

not filed any confidential material change reports which continue to be confidential;

(jj) except as disclosed in the Public Record and in this Agreement, neither the Trust nor Harvest has entered into any transaction or agreement which is or may reasonably be expected to be material to the Trust or Harvest and which is not in the ordinary course of business;

(kk) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto and any penalty and interest payable with respect thereto, and whether disputed or not, (collectively, "**Taxes**") due and payable by the Trust and Harvest have been paid except where the failure to pay such Taxes would not constitute an adverse material fact of the Trust or Harvest or result in an adverse material change to the Trust or Harvest. All tax returns, declarations, remittances and filings that are required to be filed by the Trust and Harvest have been filed in proper and timely fashion with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Trust or Harvest or result in an adverse material change to the Trust or Harvest. To the knowledge of the Trust and Harvest, no examination of any tax return of the Trust or Harvest is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Trust or Harvest except where such examinations, issues or disputes would not constitute an adverse material fact of the Trust or Harvest or result in an adverse material change to the Trust or Harvest. The Trust and Harvest have withheld from each payment made to present or former employees, officers and directors, and to all non-residents of Canada within the meaning of the Income Tax Act all amounts required to be withheld and has remitted such amounts as and when required to the appropriate governmental bodies. The Trust and Harvest have remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums and other Taxes payable in respect of their employees, officers and directors and have remitted such amounts to the proper governmental bodies as and when required. The Trust and Harvest have charged, collected and remitted as and when required all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by the Trust or Harvest;

(ll) the Special Warrants will, at the Closing Time, have been validly created and issued, will have the attributes and characteristics contemplated by this Agreement and will not be "foreign property" as defined in the Income Tax Act;

(mm) other than as provided for in this Agreement the Trust has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(nn) as at the date of this Agreement, after due inquiry, no director or officer of Harvest has the present intention to sell any securities of the Trust;

(oo) neither the Trust nor Harvest, except as set forth in the Current Bank Facility and the Subordination Agreement, is currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock, units or other securities, from paying any interest or repaying any loans, advances or other indebtedness;

(pp) to the knowledge of each of the Trust and Harvest, no agreement is currently in force or effect which in any manner affects the voting or control of any of the securities of the Trust or Harvest;

(qq) the assets, properties and facilities of the Trust and Harvest, as applicable, are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent industry participants for comparable assets and facilities, and such coverage is in full force and effect and neither the Trust nor Harvest has failed to promptly give any notice or present any material claim thereunder; and

(rr) the representations and warranties made by each of the Trust and Harvest in the Special Warrant Indenture and the Subscription Agreements are, or will be, true and correct as of the date at which they are made.

9. Additional Covenants of the Trust and Harvest

9.1 Each of the Trust and Harvest hereby covenants with each of the Underwriters that:

(a) the Trust shall duly execute and deliver the Special Warrant Indenture, in form and substance satisfactory to the Underwriters, at the Closing Time;

(b) it will duly, punctually and faithfully perform all of the obligations to be performed by it under this Agreement, the Special Warrant Indenture and the Subscription Agreements;

(c) it shall not take any action that would prevent the Trust and the Underwriters from relying on the exemptions from the prospectus requirements of Applicable Securities Laws as contemplated by the Subscription Agreements;

(d) the Trust will use the net proceeds from the issuance of the Special Warrants to repay debt of Harvest and for general corporate purposes of Harvest;

(e) during the Distribution Period, subject to Applicable Securities Law it will keep the Lead Underwriter fully informed on a timely basis of all material, business and financial developments affecting the Trust or Harvest and their respective businesses;

(f) the Trust will use its commercial best efforts to obtain, prior to the Closing Time, all necessary approvals of the Exchange for (i) the issuance of the Special Warrants and the Trust Units to be issued upon exercise of the Special Warrants; and (ii) the listing of the Trust Units to be issued upon exercise of the Special Warrants, subject only to the fulfillment of all of the requirements of the Exchange including, without limitation, the filing of certain documentation with the Exchange and the payment of applicable listing fees;

(g) the Trust shall use its best efforts to maintain its status as a "reporting issuer" (or equivalent thereof) not in default of any Applicable Securities Laws in the Canadian Selling Jurisdictions until February 4, 2004;

(h) during the Distribution Period, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material will fully comply in all material respects with the requirements of Applicable Securities Laws of the Selling Jurisdictions and provide full, true and plain disclosure of all material facts relating to the Trust, Harvest, the Special Warrants and the Trust Units issuable upon the exercise of the Special Warrants, and, will not contain any misrepresentation, provided that the Trust does not covenant with respect to information or statements contained in such documents relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in such documents; and

(i) the Trust shall, prior to the Closing Date, make all necessary arrangements for the delivery of definitive certificates representing such number of the Special Warrants registered in such names as shall be designated by the Underwriters on or prior to the Closing Time. The Trust shall pay all fees and expenses payable to the Trustee in connection with the preparation, delivery, certification and exchange of the Special Warrants in accordance with the terms and conditions of the Subscription Agreements contemplated by this Section 9.1(i) and the fees and expenses payable to the Trustee in connection with the initial or additional transfers as may be required for a period of 30 business days following the Closing Date in the course of the distribution of the Special Warrants.

10. Closing

10.1 The issue and sale of the Special Warrants shall be completed at the Closing Time at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in Section 11, the Underwriters, on the Closing Date, shall deliver to the Trust:

(a) all completed Subscription Agreements; and

(b) originally executed private placement questionnaires and undertakings and registration forms required by the Exchange from each of the Subscribers and any other forms required under Applicable Securities Laws or by the Exchange; and

(c) a certified cheque or bank draft payable to the Trust at par in Calgary, Alberta in an amount equal to the aggregate of all subscriptions for Special Warrants delivered to and accepted by the Trust,

against delivery by or on behalf of the Trust of:

(a) definitive certificates referred to in Section 11.1(i) representing, in the aggregate, all of the Special Warrants subscribed for or purchased;

(b) a certified cheque or bank draft payable to FirstEnergy Capital Corp., on behalf of the Underwriters, at par in Calgary, Alberta in the amount of the Underwriting Fee; and

(c) such further documentation as may be contemplated by this Agreement or that may reasonably be requested by Underwriters' counsel.

The Trust may not reject any properly completed Subscription Agreement, unless the number of Special Warrants subscribed for or purchased pursuant to all Subscription Agreements tendered by the Underwriters exceeds the maximum number of Special Warrants to be sold under this Agreement, in which case Subscription Agreements representing the over-allotment shall, in consultation with the Underwriters, be rejected or unless the acceptance of such Subscription Agreement may breach or violate any Applicable Securities Laws.

11. Conditions of Closing

11.1 The following are conditions precedent to the obligations of the Underwriters to close the transaction contemplated by this Agreement, which conditions each of the Trust and Harvest covenants to exercise its best efforts to have fulfilled at or prior to the Closing Time and which conditions are for the exclusive benefit of the Underwriters and which may be waived only in writing, in whole or in part, by the Underwriters, and the Underwriters shall have the right on the Closing Date, on behalf of the Subscribers for Special Warrants, to withdraw all Subscription Agreements delivered and not previously withdrawn by the Subscribers unless:

(a) at the Closing Time, Harvest (on its own behalf and on behalf of the Trust) shall have delivered to the Underwriters a certificate, dated the Closing Date, signed by its President and its Vice-President, Finance, or by such other officers of Harvest as the Underwriters may approve, certifying on behalf of Harvest and the Trust, and not in their personal capacities, that to the best of their knowledge, information and belief, after having made reasonable inquiries:

(i) each of the Trust and Harvest has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust and Harvest contained herein including those arising by delivery of documents hereunder are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(iii) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in the Special Warrants or the Trust Units issuable upon exercise of the Special Warrants or the sale of the Special Warrants has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the knowledge, of the persons signing the certificate, contemplated or threatened;

(iv) no event of a nature referred to in subsections 16.2(a), (b) or (d) has occurred or to the knowledge of the persons signing the certificate is pending, contemplated or threatened; and

(v) as to such other matters as the Underwriters may reasonably request;

(b) at the Closing Time, the Trust shall have furnished to the Underwriters evidence that the Trust has obtained all necessary approvals of the Exchange for the issuance of the Special Warrants and the Trust Units to be issued upon exercise of the Special Warrants and the listing and posting for trading on the Exchange of the Trust Units issuable upon exercise of the Special Warrants, subject only to the filing of required documents and the payment of applicable filing fees subject only to the fulfillment of all of the requirements of the Exchange including, without limitation, the filing of certain documentation with the Exchange and the payment of applicable listing fees;

(c) at the Closing Time, the Underwriters shall have received copies of each of the Transaction Agreements duly executed by the parties thereto, all such agreements to be in form and substance reasonably satisfactory to the Underwriters, none of such Transaction Agreements shall have been amended, supplemented or modified in any way and no condition or provision in any such Transaction Agreement shall have been waived by any party without the prior written consent of the Underwriters, and each of the parties thereto, as applicable, shall have performed all of its obligations thereunder which are to be completed at or prior to the Closing Time to the reasonable satisfaction of the Underwriters;

(d) at the Closing Time, the Underwriters shall have received certificates dated the Closing Date signed by appropriate officers of the Trust and Harvest certifying

with respect to the currently effective constating documents of the Trust and Harvest, as the case may be, all in a form approved by counsel to the Underwriters, acting reasonably, the resolutions of the board of directors of Harvest relevant to the issue and sale of the Special Warrants and the issue of the Trust Units issuable upon the exercise of the Special Warrants and the authorization of the Transaction Agreements, the incumbency and signatures of signing officers of the Trust and Harvest and with respect to such other matters as the Underwriters may reasonably request;

(e) at the Closing Time, the Underwriters shall be satisfied that the transactions contemplated by the Transaction Agreements which are to be completed at or prior to the Closing Time have been completed on the terms and in the manner described in and contemplated by the Transaction Agreements;

(f) at the Closing Time, the Underwriters shall have received a certificate dated the Closing Date from Valiant Trust Company in form satisfactory to the Underwriters setting out the number of Trust Units issued and outstanding as at the Closing Date;

(g) at the Closing Time, the Underwriters shall have received an opinion of Burnet, Duckworth & Palmer LLP, counsel for the Trust and Harvest, dated the Closing Date, addressed to the Underwriters and their counsel in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the matters set out in Schedule "A" hereto;

(h) at the Closing Time, the Underwriters shall have received an opinion of Blake, Cassels & Graydon LLP, counsel for the Underwriters, dated the Closing Date, addressed to the Underwriters, and in form and substance satisfactory to the Underwriters, as to such matters as the Underwriters may reasonably request and are customary in transactions of this kind;

(i) at the Closing Time, the Underwriters shall have received definitive certificates representing, in the aggregate, all of the Special Warrants subscribed for registered (subject to Applicable Securities Laws) in such name or names as the Underwriters shall notify the Trust in writing not less than twenty-four (24) hours prior to the Closing Time; and

(j) at the Closing Time, the Underwriters shall have received such other letters and certificates as contemplated herein and such further documentation as may be required herein or as counsel to the Underwriters may reasonably require.

It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust as to matters which relate specifically to the Trust and Harvest and that counsel for the Trust and the Underwriters may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are

qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust, Harvest, the Trust's auditors and public officials, and that the opinions of counsel may be subject to usual and customary qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

12. Distribution of Units

12.1 The Underwriters covenant and agree with Harvest and the Trust that they will:

(a) conduct activities in connection with the proposed offer and sale of the Special Warrants in compliance with all Applicable Securities Laws in the Selling Jurisdictions and, without limitation, agree that they will not make available to prospective purchasers of Special Warrants any document or material which would constitute an offering memorandum as defined under Applicable Securities Laws, and cause a similar covenant to be contained in any agreement entered into with any seller dealer group established in connection with the distribution of the Special Warrants;

(b) not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Special Warrants or the Trust Units issuable upon exercise thereof in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, printed public media, broadcast over radio, television or telecommunications, including electronic display, or conducted any seminar or meeting concerning the offer or sale of the Special Warrants or the Trust Units issuable upon exercise thereof whose attendees have been invited by any general solicitation or general advertising; and

(c) not solicit subscriptions for Special Warrants except in accordance with the terms and conditions of this Agreement.

12.2 Notwithstanding the foregoing provisions of this Section 12, no Underwriter shall be liable to the Trust or Harvest as a result of the violation by another Underwriter or banking or selling group member under this Section 12 if the former Underwriter is not also in default.

13. Indemnification by the Trust and Harvest

13.1 Each of the Trust and Harvest (collectively the "**Indemnitors** "), jointly and severally, hereby covenants and agrees to fully indemnify and save harmless each of the Underwriters, their affiliates and each of their respective directors, officers, employees, partners, shareholders, advisors and agents (collectively, the '**Indemnified Parties**" and individually an '**Indemnified Party**") from and against all liabilities (joint or several), claims (including without limitation shareholder actions, derivative or otherwise), demands, losses (other than loss of profits in connection with the distribution of the Special Warrants or the Trust Units issuable upon exercise of the Special Warrants), costs

(including without limitation legal fees and disbursements on a full indemnity basis), fines, penalties, damages and expenses (including for greater certainty all such liabilities, claims, losses, demands, costs, fines, penalties, damages or expenses suffered by or made against any Underwriter or its directors, officers, employees, partners, shareholders, advisors, agents or controlling persons by any person who may attract or be subject to liability as an underwriter) to which any Indemnified Party may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a) any breach of, non-compliance with or default under any representation, warranty or covenant or agreement of the Trust or Harvest in this Agreement or any other document to be delivered pursuant hereto;

(b) any information or statement (except any information or statement relating solely to and furnished by the Underwriters) contained in the Public Record, the Prospectus, any Supplementary Material or any other material or document filed under any Applicable Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or to be or be alleged to be untrue;

(c) any omission or alleged omission to state in the Public Record, the Prospectus, any Supplementary Material, or any other material or document filed under any Applicable Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information (except facts or information relating solely to and furnished by the Underwriters), whether material or not, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(d) any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, arbitrator, administrative tribunal or stock exchange based upon any actual or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to and furnished by the Underwriters) in the Public Record, the Prospectus, any Supplementary Material or any other material or document filed or delivered by the Indemnitors or any of them under any Applicable Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the Underwriters) or based upon any failure by any of the Indemnitors to comply with Applicable Securities Laws (other than any failure or alleged failure to comply solely by the Underwriters) which prevents or restricts the trading in or the sale or distribution of the Special Warrants or the Trust Units issuable upon exercise of the Special Warrants or any of them in any of the Selling Jurisdictions;

(e) the exercise by any Subscriber of Special Warrants of any contractual or statutory right of rescission in connection with the purchase thereof (other than if based upon any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in any documentation creating any such rights); or

(f) the non-compliance or alleged non-compliance by any of the Indemnitors with any requirements of the Applicable Securities Laws, or the by-laws, rules and regulations of the Exchange, including the Trust's non-compliance with any requirement to make any document available for inspection;

provided that in the event and to the extent that a court of competent jurisdiction, in a final judgement from which no appeal can be made, shall determine that a Claim (as hereinafter defined) resulted from the fraud, fraudulent misrepresentation, negligence or wilful misconduct of the Indemnified Party, such Indemnified Party shall not be entitled to claim indemnification for such Claim from any person that has not engaged in such fraud, fraudulent misrepresentation, negligence or wilful misconduct.

13.2 If any matter or thing contemplated by this Section 13 (any such matter or thing being hereinafter referred to as a "**Claim**") is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 13 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify Harvest as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Indemnitors' liability under this Section 13 except to the extent that such failure prejudices the Indemnitor's ability to defend such Claim) and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Indemnitors or the Indemnified Party without, in each case, the prior written consent of all the affected parties hereto, such consent not to be unreasonably withheld.

13.3 In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) none of the Trust and Harvest assumes the defence of such suit on behalf of the Indemnified Party within 10 business days of Harvest receiving notice of such Claim; (ii) the Indemnitors and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party, on the one hand, and any of the Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnitors shall not have the right to assume the defence of such Claim

but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party).

13.4 If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

13.5 With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 13 and Section 14 in trust for and on behalf of such Indemnified Parties and the Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

13.6 The rights of indemnity contained in this Section 13 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in a Prospectus or Supplementary Material shall not apply if the Trust has complied with Section 5 and the person asserting such Claim was not provided with a copy of the Prospectus or Supplementary Material (if required under the Applicable Securities Laws to have been so delivered to such person by the Underwriters) which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such claim would have no basis had such delivery been made.

13.7 The rights and remedies of the Underwriters set forth in Sections 13, 14 and 16 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

14. Contribution

14.1 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 13 is due in accordance with its terms but is held by a court to be unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, fines, penalties, damages or expenses referred to therein, the Indemnitors shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a) in such proportion as is appropriate to reflect the relative benefits received by the Indemnitors on the one hand and the Underwriters on the other from the offering of the Special Warrants; or

(b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Indemnitors on the one hand and the Underwriters on the other in connection with the matters or things referred to in Section 13 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Indemnitors on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total proceeds from the distribution of the Special Warrants (net of the Underwriting Fee payable to the Underwriters but before deducting expenses) received by the Trust is to the Underwriting Fee received by the Underwriters. The relative fault of the Indemnitors on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 13 which resulted in such liabilities, claims, demands, losses, costs, fines, penalties, damages or expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnitors or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 13. The parties agree that it would not be just and equitable if contribution pursuant to this Section 14.1 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 14.1.

14.2 The rights to contribution provided in this Section 14 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law; and shall remain operative and in full force and effect regardless of: (i) any investigation made by or on behalf of any Underwriter; (ii) acceptance of any Special Warrants and payment thereof; or (iii) any termination of this Agreement.

14.3 If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give Harvest notice thereof in writing as soon as reasonably possible, but failure to notify Harvest shall not relieve the Indemnitors of any obligation they may have to the Underwriters under this Section 14 except to the extent that such failure prejudices the ability of the Indemnitors to defend such claim.

14.4 Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any

liability of the Trust or Harvest by reason of or arising from any misrepresentation contained in the Prospectus or any Supplementary Material, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from any misrepresentation which is based upon or results from information relating solely to and furnished by the Underwriters contained in such document.

15. Expenses

15.1 Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the issue and offering of the Special Warrants shall be borne by the Trust (or Harvest if the issuance and sale of the Special Warrants does not close), including, without limitation, all costs and expenses of or incidental to the creation of the Special Warrants, the distribution of the Special Warrants and the distribution of the Trust Units upon the exercise of the Special Warrants, the preparation, filing and reproduction of the Preliminary Prospectus, the Prospectus and any Supplementary Material, the out-of-pocket expenses of the Underwriters (including the reasonable fees and expenses of the Underwriters' counsel), the fees and expenses of counsel to the Trust and Harvest, the fees and expenses of agent counsel retained by the Trust's counsel, and the fees and expenses of the auditors of each of the Trust and Harvest, the engineers of each of the Trust and Harvest and any other independent experts relating to the transactions contemplated herein.

16. Termination Rights

16.1 The obligation of the Underwriters or any Subscriber hereunder shall be subject to the accuracy, in all material respects, as of the Closing Time of the representations and warranties of each of the Trust and Harvest contained herein or in any certificate or document delivered pursuant to or contemplated by the Transaction Agreements and the due fulfilment and compliance by each of the Trust and Harvest of and with its covenants herein and therein contained to be fulfilled or complied with at or prior to the Closing Time.

16.2 In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's and any Subscriber's obligations under this Agreement by written notice given to the Trust or Harvest at or prior to the Closing Time if:

(a) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any of the Selling Jurisdictions or by any official of any stock exchange or by any federal, provincial or other governmental or regulatory authority, or otherwise, or any law or regulation is enacted, changed or announced which, in the opinion of an Underwriter, may prevent, cease, suspend or restrict or operate to prevent, cease, suspend or restrict

the distribution or trading of the Special Warrants, the Trust Units issuable upon exercise of the Special Warrants or any other securities of the Trust or which has or may have a material adverse effect on the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Trust and Harvest, taken as a whole, the market price or value of the Special Warrants, the Trust Units issuable upon exercise of the Special Warrants or any other securities of the Trust;

(b) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, acts of hostility or escalation thereof or any other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or any law or regulation, or any other occurrence of any nature whatsoever which, in the sole opinion of an Underwriter, acting reasonably, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States, the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Trust and Harvest, taken as a whole, the ability of Harvest to manage the business and affairs of the Trust or the market price or value of the Special Warrants, the Trust Units issuable upon exercise of the Special Warrants or any other securities of the Trust;

(c) there shall occur any event or change, or any development including a prospective event or change, as is contemplated in Section 7.1, there shall be discovered any previously undisclosed material fact (other than a material fact related solely to any of the Underwriters), or if there should occur or come into effect any adverse change in the financial or energy markets which, in the Underwriter's opinion, could reasonably be expected to have a material adverse effect on the market price or value of the Special Warrants, the Trust Units issuable upon exercise of the Special Warrants or any other securities of the Trust;

(d) the Trust or Harvest shall be in breach of default under or non-compliance with any material representation, warranty, term or condition of this Agreement, the Special Warrant Indenture or the Subscription Agreements.

16.3 If an Underwriter elects to terminate its obligations hereunder as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Harvest, the liability of the Trust and Harvest hereunder shall be limited to the indemnity referred to in Section 13, the contribution rights referred to in Section 14 and the payment of expenses referred to in Section 15.

16.4 The rights of termination contained in this Section 16 may be exercised by any Underwriter acting alone and are in addition to, and without prejudice to, any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge

or otherwise affect any obligation or liability of the Trust or Harvest provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this Section 16 shall not be binding upon any other Underwriter. In the event that one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of Section 19.2 shall apply.

16.5 The execution of any Supplementary Material (including without limitation an amendment to the Prospectus) in respect of any material change in the continued distribution of the Trust Units issued upon the exercise of the Special Warrants, as the case may be, thereafter by the Underwriters shall not constitute a waiver of the Underwriters' rights under this Section 16.

17. Terms and Conditions

17.1 All representations, warranties, terms and conditions of this Agreement shall be construed as conditions and any material breach of, default under or non-compliance with any such representation, warranty, term or condition by the Trust or Harvest, as applicable, shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligations hereunder by giving written notice to that effect to the Trust or Harvest at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters related to the offering or continued offering of the Special Warrants or in preparing or joining in the execution of the Prospectus or any Supplementary Material shall constitute a waiver of or estoppel against the Underwriters.

18. Survival

18.1 All representations, warranties, covenants, indemnities, obligations and agreements of each of the Trust and Harvest herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the payment by the Underwriters for the Special Warrants, the termination of this Agreement and the distribution of the Trust Units issuable upon exercise of the Special Warrants pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters and the Subscribers regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

19. Obligations of the Underwriters

19.1 The obligations of the Underwriters to purchase the Special Warrants (which, for greater certainty, shall include any Optioned Special Warrants in respect of which the Underwriters have exercised the Underwriters' Option) at the Closing Time shall be several and not joint in that each Underwriter shall be obligated to purchase only the percentage of the Special Warrants respectively set out opposite its name below:

FirstEnergy Capital Corp.	60%
Haywood Securities Inc.	40%
	100%

If one or more of the Underwriters fails to purchase at the Closing Time its applicable percentage of the total number of Special Warrants, the remaining Underwriters shall have the right, but not the obligation, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Special Warrants which would otherwise have been purchased by the defaulting Underwriter or Underwriters and the remaining Underwriters shall also have the right, by notice in writing to the Trust and Harvest, to postpone the Closing Time for a period not exceeding five business days to determine whether or not to exercise such right to purchase. In the event that such right, but not the obligation, is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Trust on submission to the Trust and Harvest of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Closing Time.

19.2 Nothing in this Section 19 shall obligate the Trust to sell to one or any of the Underwriters less than all of the Special Warrants or shall relieve any Underwriter in default from liability to the Trust or Harvest or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust of its obligations under this Agreement, there shall be no further liability on the part of the Trust or Harvest to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 13, 14 and 15.

20. Notices

20.1 Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust or Harvest to:

Harvest Energy Trust
Suite 2400, 500 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N9
Attention: Jacob Roorda
Facsimile: (403) 265-3490

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9
Attention: Shannon Gangl
Facsimile: (403) 260-0337

in the case of the Underwriters, to:

FirstEnergy Capital Corp.
16th Floor, The Dome Tower
333 – 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1
Attention: John S. Chambers
Facsimile: (403) 262-0688

with a copy to:

Blake, Cassels & Graydon LLP
3500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8
Attention: Scott R. Cochlan
Facsimile: (403) 260-9700

and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. The Trust, Harvest, the Underwriters and each of them may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a business day and, if not, on the next business day following the sending thereof) and, if given by courier service, on the next business day following the sending thereof.

21. Lead Underwriter

21.1 The Trust shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which have the authority to bind the Underwriters except in respect of a notice of termination given pursuant to Section 16, which notice may be given by any Underwriter, or an agreement of settlement given under Section 13 which may be given

only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication. Acceptance of this offer by the Trust and Harvest shall constitute their respective authority for accepting notification of any such matters from the Lead Underwriter.

22. Further Offerings

22.1 Neither the Trust or Harvest shall, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, which consent shall not be unreasonably withheld, create, authorize, issue or sell or announce its intention to so create, authorize, issue or sell any Trust Units or other securities of the Trust, rights to purchase such Trust Units, or other securities of the Trust, or any securities convertible into or exercisable or exchangeable for such Trust Units, or other securities of the Trust, or agree to any of the foregoing, prior to 120 days after the Closing Date, except for (i) options granted under the Trust's Unit Incentive Plan and Trust Units issued pursuant to the exercise of such options; and (ii) Trust Units issued pursuant to the DRIP Plan.

23. Severability

23.1 If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

24. Governing Laws

24.1 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

25. Time of the Essence

25.1 Time shall be of the essence hereof.

26. Currency

26.1 Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

27. Parties to Act Reasonably

27.1 In exercising rights or making decisions under this Agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

28. Entire Agreement

28.1 It is understood and agreed that the terms and conditions of this Agreement supersede any previous verbal or written agreements with respect to the subject matter hereof including, without limitation, the letter agreement dated January 16, 2003 between the Trust and the Lead Underwriter.

29. Counterparts

29.1 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument.

30. Contracts of the Trust

30.1 The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any registered or beneficial holder of Trust Units or any beneficiary under a plan of which a holder of such Trust Units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, and recourse shall be limited to, and satisfied only out of the Trust Fund as defined in the Trust Indenture, as amended or restated from time to time.

31. Acknowledgement and Consent

31.1 Each of the Trust and Harvest: (i) acknowledges and agrees that each of the Underwriters has certain statutory obligations as a registrant under the Applicable Securities Laws and has fiduciary relationships with its respective clients; and (ii) consents to each of the Underwriters acting hereunder while continuing to act for its respective clients. To the extent that an Underwriter's statutory obligations as a registrant under Applicable Securities Laws or fiduciary relationships with its clients conflicts with its obligations hereunder, the Underwriter shall be entitled to fulfil its statutory obligations as a registrant under Applicable Securities Laws and its duties to its clients. Nothing in this Agreement shall be interpreted to prevent an Underwriter from fulfilling its statutory obligations as a registrant under Applicable Securities Laws or to act as a fiduciary of its clients.

If the foregoing accurately reflects the terms of the Agreement which we are to enter into and if such terms are agreed to by each of the Trust and Harvest, please signify acceptance by executing a copy of this letter where indicated below and returning it to the Lead Underwriter.

FIRSTENERGY CAPITAL CORP.

Per: (Signed) *"John S. Chambers"*

HAYWOOD SECURITIES INC.

Per: (Signed) *"Fabio M. Banducci"*

ACCEPTED AND AGREED to as of the date hereof.

HARVEST ENERGY TRUST, by its attorney Harvest Operations Corp.

Per: (Signed) *"Jacob Roorda"*

Per: (Signed) *"David Fisher"*

HARVEST OPERATIONS CORP.

Per: (Signed) *"Jacob Roorda"*

SCHEDULE "A"

OPINION OF COUNSEL TO THE TRUST AND HARVEST

1. the Trust has been properly created and is validly existing as an unincorporated open-ended trust under the laws of the Province of Alberta having the Trustee duly appointed as trustee of the Trust under the Trust Indenture;

2. the Trust has all requisite power, capacity and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted;

3. Harvest is duly incorporated and validly subsisting under the laws of Alberta, the jurisdiction of its incorporation, and is in good standing with respect to the filing of returns and has all requisite corporate power, capacity and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, and is duly qualified to carry on business in each jurisdiction in which its business is now conducted or is presently proposed to be conducted;

4. the authorized capital of Harvest consists of an unlimited number of common shares and an unlimited number of first preferred shares, of which one common share is currently issued and outstanding, which common share is validly issued as fully paid and non-assessable, the Trust is the registered holder of the issued and outstanding common share and holds such common share with valid and marketable title to the common share free and clear of any liens, pledges, charges, hypothecs, mortgages, encumbrances, security interests or other adverse claims whatsoever and there are no securities convertible into securities of the Corporation or any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option, right or privilege for the purchase of any unissued securities of the Corporation;

5. the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Canadian Selling Jurisdictions;

6. the authorized capital of the Trust consists of an unlimited number of Trust Units and, as of the date hereof, an aggregate of 9,462,500 Trust Units are issued and outstanding, and there are no securities convertible into securities of the Trust or any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option, right or privilege for the purchase of any unissued securities of the Trust other than (i) pursuant to the Transaction Agreements; (ii) options granted under the Trust's unit incentive plan; and (iii) Trust Units issuable pursuant to the DRIP Plan;

7. all necessary action has been taken by the Trust and Harvest to authorize the creation of the Special Warrants, the issue and sale of the Special Warrants to the Subscribers and the issue of the Trust Units issuable upon exercise of the Special Warrants;

8. the Special Warrants have been validly authorized, created, issued, executed and delivered by the Trust, have been duly certified and delivered by the Trustee and

constitute legal, valid and binding obligations of the Trust enforceable against the Trust in accordance with their terms, and the holders of the Special Warrants are entitled to the benefits of the Special Warrant Indenture;

9. the Trust Units to be issued upon exercise of the Special Warrants as contemplated herein have been set aside and reserved for issuance and, when issued in accordance with the terms of the Special Warrant Indenture, will be validly issued as fully-paid and non-assessable Trust Units in the capital of the Trust;

10. all Applicable Securities Laws of the Selling Jurisdictions applicable to the Trust in connection with the creation, offering, issuance and sale of the Special Warrants have been complied with including, without limitation, that the issuance and sale of the Special Warrants to the Subscribers has been effected in such a manner as to be exempt, either by statute or regulation or order, from the prospectus and registration requirements of Applicable Securities Laws, assuming distribution by registrants who comply with the relevant provisions of Applicable Securities Laws, and subject to the filing of all necessary reports, certificates or undertakings required to be filed pursuant to Applicable Securities Laws;

11. the issuance of the Trust Units by the Trust upon the exercise of the Special Warrants pursuant to the terms thereof prior to the issuance of a Final MRRS decision document shall be exempt from the prospectus and registration requirements of Applicable Securities Laws (subject to the usual qualifications);

12. upon the issuance of a Final MRRS decision document prior to the exercise of the Special Warrants, the Trust Units issued upon exercise of the Special Warrants qualified for distribution by the Final Prospectus will not be subject to any statutory hold period under Applicable Securities Laws and no other documents are required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of regulatory authorities required to be obtained under Applicable Securities Law in connection with the first trade of such securities by such party through registrants registered under Applicable Securities Law who have complied with such applicable laws (unless such trade is a trade from a "control block" within the meaning ascribed to that term in Applicable Securities Laws and subject to the usual qualifications);

13. in the event that a Final MRRS decision document is not issued on behalf of a Canadian Selling Jurisdiction prior to the exercise of the Special Warrants owned by a holder in such Canadian Selling Jurisdiction, then the first trade of the Trust Units issuable upon the due exercise of the Special Warrants shall be exempt from the prospectus requirements of Applicable Securities Laws of such Canadian Selling Jurisdiction and no other documents are required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of regulatory authorities required to be obtained under Applicable Securities Laws of such Canadian Selling Jurisdiction in connection with the first trade of such securities by such party through registrants who comply with the relevant provisions of Applicable Securities Laws, provided that the Trust Units issuable upon exercise of the Special Warrants shall have a maximum statutory hold period of

twelve months commencing on the date of issue of the Special Warrants (subject to the usual qualifications);

14. each of the forms and terms of the definitive certificate representing the Trust Units and the Special Warrants has been duly approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto and the terms and conditions of the Trust Indenture and the Special Warrant Indenture, as applicable;

15. notice of the issuance of the Special Warrants and the Trust Units upon exercise of the Special Warrants has been accepted by the Exchange and the Trust Units issuable upon the exercise of the Special Warrants have been conditionally accepted for listing on the Exchange, subject only to the conditions set forth in the letter of acceptance of the Exchange dated January 20, 2003;

16. Valiant Trust Company has been duly appointed as the transfer agent and registrar for the Trust Units and as trustee under the Special Warrant Indenture;

17. each of the Trust and Harvest (on its own behalf and on behalf of the Trust) has the necessary trust or corporate power and authority to execute and deliver the Transaction Agreements to which it is a party, and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby (including in the case of the Trust to issue, sell and deliver, as the case may be, the Special Warrants and the Trust Units issuable upon exercise of the Special Warrants) and each of the Transaction Agreements has been duly authorized, executed and delivered by such of the Trust and Harvest (on its own behalf and on behalf of the Trust) as is party thereto and is a legal, valid and binding obligation of each of them and enforceable against them in accordance with its terms (subject to reasonable opinion qualifications);

18. the execution and delivery of each of the Transaction Agreements to which they are respectively a party by the Trust and Harvest (on its own behalf and on behalf of the Trust), the fulfilment of the terms hereof and thereof by each of them, and the performance of and compliance with the terms of the Transaction Agreements by each of them and the issuance, sale and delivery, as the case may be, of the Special Warrants and the Trust Units issuable upon exercise of the Special Warrants, do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, or constitute a default under, and do not and will not conflict with, (i) any applicable laws, (ii) any terms, conditions or provisions of the articles, by-laws, or constating documents of the Trust or Harvest, (iii) any resolutions of the directors (or any committee thereof), shareholders or unitholders, as the case may be, of the Trust or Harvest, (iv) any indenture, agreement or instrument to which the Trust or Harvest is a party or by which it is contractually bound on the Closing Date, of which such counsel is aware, which default or breach might reasonably be expected to materially affect the business, operations, capital or condition (financial or otherwise) of the Trust or Harvest (on a consolidated basis) or their respective properties or assets, or (v) any judgment, order or

decree of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust, Harvest or their respective properties or assets or the Special Warrants;

19. except such as have been made or obtained, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, for the execution, delivery and performance by the Trust or Harvest (on its own behalf and on behalf of the Trust), as the case may be, of the Transaction Agreements, to which they are a party or the consummation by the Trust or Harvest of the transactions contemplated herein or therein;

20. no order having the effect of ceasing or suspending the distribution of the Special Warrants or the Trust Units issuable upon exercise of the Special Warrants, of which counsel is aware, has been issued by any Securities Commission and no proceedings for that purpose, of which counsel is aware, have been instituted or are pending or contemplated; and

21. as to all other legal matters, including, compliance with Applicable Securities Laws in the Selling Jurisdictions, in any way connected with the creation, issuance and delivery of the Special Warrants as the Underwriters' counsel may reasonably request.

SPECIAL WARRANT INDENTURE

Providing for the Issue of Special Warrants

BETWEEN

HARVEST ENERGY TRUST

- and –

HARVEST OPERATIONS CORP.

-and-

VALIANT TRUST COMPANY

Dated February 4, 2003

TABLE OF CONTENTS

Page

THIS SPECIAL WARRANT INDENTURE is made the 4th day of February, 2003.

BETWEEN:

HARVEST ENERGY TRUST, an unincorporated open-ended trust established under the laws of the Province of Alberta, having its registered office in the City of Calgary, in the Province of Alberta (hereinafter referred to as the "**Trust**") by its wholly-owned subsidiary Harvest Operations Corp.

OF THE FIRST PART

AND

HARVEST OPERATIONS CORP., a corporation incorporated under the laws of the Province of Alberta, having its registered office in the City of Calgary, in the Province of Alberta (hereinafter referred to as the "**Corporation**")

OF THE SECOND PART

AND

VALIANT TRUST COMPANY, a trust company incorporated under the *Loan and Trust Corporations Act* (Alberta), having an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as the "**Warrant Trustee**")

OF THE THIRD PART

WHEREAS:

A. the Trust is proposing to create and issue Special Warrants in the manner herein set forth;

B. one Special Warrant shall, subject to adjustment, entitle the holder thereof to acquire one (1) Trust Unit at no additional cost upon the terms and conditions herein set forth;

C. the Trust, under the laws relating thereto, is duly authorized to create and issue the Special Warrants to be issued as herein provided;

D. the Corporation is responsible for the management of the Trust and provides administrative and other services to the Trust and is duly authorized to sign instruments on behalf of the Trust;

E. when certified by the Warrant Trustee and issued as provided in this Indenture all necessary steps in relation to the Trust have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Special Warrants proposed to be issued hereunder legal, valid and binding on the Trust with the benefits and subject to the terms of this Indenture and in accordance with the laws relating to the Trust; and

F. the foregoing recitals are made as representations and statements of fact by the Trust and not by the Warrant Trustee;

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust hereby appoints the Warrant Trustee as Warrant Trustee for the Warrantholders, to hold the rights, interests and benefits contained herein of and on behalf of those persons who from time to time become holders of Special Warrants issued pursuant to this Indenture, and the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 *Definitions*

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

(a) "**Adjustment Period**" means the period from and including the date of issuance of the Special Warrants up to and including the Expiry Time;

(b) "**Administration Agreement**" means the administration agreement between Valiant Trust Company and the Corporation dated September 27, 2002 pursuant to which the Corporation has agreed to provide certain administrative and advisory services in connection with the Trust;

(c) "**Applicable Legislation**" means the provisions of the *Business Corporations Act* (Alberta), as from time to time amended, and any statute of Canada or a province thereof, and the regulations under any such named or other statute, relating to trust indentures or to the rights, duties and obligations of trustees and of corporations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

(d) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(e) "**Closing Date**" means February 4, 2003 or such other date as the Underwriters and the Trust may agree for the final closing of the offering of Special Warrants, with written notice of the same provided to the Warrant Trustee;

(f) "**Counsel**" means a barrister or solicitor or a firm of barristers and solicitors retained by the Warrant Trustee or retained by the Trust and acceptable to the Warrant Trustee;

(g) "**Current Market Price**" of the Trust Units at any date means the weighted average of the closing price per trust unit for such trust units for the period of twenty (20) consecutive Trading Days immediately prior to such date on the Toronto Stock Exchange or, if on such date the Trust Units are not listed on the Toronto Stock Exchange, on such stock exchange upon which such trust units are listed and as selected by the directors (provided that if on any day in such twenty (20) day period no closing price per trust unit for such trust units is reported by such exchange for such day, the average of the reported closing bid and asked prices on such exchange on such day shall be deemed to be the closing price per trust unit for such trust units for such day), or if such trust units are not listed on any stock exchange, then on such over-the-counter market as may be selected for such purpose by the directors;

(h) "**director**" means a director of the Corporation for the time being and, unless otherwise specified herein, reference to action "by the directors" means action by the directors of the Corporation as a board or, whenever duly empowered, action by any committee of such board;

(i) "**Distribution Funds**" means all cash distributions (which, for greater certainty, includes the monthly distributions of cash made by the Trust to Unitholders) and other distributions, if any, deposited with the Warrant Trustee pursuant to subsection 6.2(i);

(j) "**Effective Date**" means the date of this Indenture;

(k) "**Exercise Date**" means, with respect to any Special Warrant, the date on which the Warrant Certificate representing such Special Warrant is surrendered for exercise in accordance with Section 3.1 and includes the date Special Warrants are deemed to be exercised pursuant to Section 3.6;

(l) **"Expiry Date"** means the earlier of:

(i) five (5) Business Days following the day upon which an MRRS Decision Document has been obtained; and

(ii) that day which is 365 days following the Closing Date;

(m) **"Expiry Time"** means 5:00 p.m. (Calgary time) on the Expiry Date;

(n) **"extraordinary resolution"** has the meaning set forth in Section 8.11;

(o) **"Filing Jurisdictions"** means each of the provinces of British Columbia, Alberta and Ontario;

(p) **"MRRS Decision Document"** means a Mutual Reliance Review System decision document for the Prospectus issued by the Alberta Securities Commission, as principal regulator on behalf of each of the Securities Commissions;

(q) **"Permitted Investments"** means:

(i) obligations of, or guaranteed by, the Government of Canada or any province thereof; or

(ii) certificates of deposit, term deposit receipts or bearer deposits and notes, issued or accepted by, deposits placed within, or other obligations of or guaranteed by, any of the Canadian chartered banks listed in Schedule 1 of the *Bank Act* (Canada) or any registered trust company (including the Warrant Trustee);

provided that any such investment will only be made in securities having a maturity date of sixty (60) days or less;

(r) **"person"** means an individual, body corporate, partnership, trust, trustee, executor, administrator, legal representative or any unincorporated organization;

(s) **"Property"** means all property and securities deposited with the Warrant Trustee pursuant to subsection 6.2(i);

(t) **"Prospectus"** means a (final) prospectus to be filed with the Securities Commissions in respect of the distribution of Trust Units upon the exercise or deemed exercise of Special Warrants;

(u) **"Qualification Deadline"** means 5:00 p.m. (Calgary time) on May 5, 2003;

(v) **"Regulation S"** means Regulation S under the U.S. Securities Act;

(w) **"Securities Commissions"** means, collectively, the securities commissions or similar regulatory authorities in the Filing Jurisdictions;

(x) **"Special Warrants"** means the warrants issued, created and certified hereunder and for the time being outstanding entitling the holder to acquire Trust Units;

(y) **"Subsidiary of the Trust"** or **"Subsidiary"** means a person of which more than fifty (50%) percent of the outstanding Voting Shares are owned, directly or indirectly, by or for the benefit of the Trust, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such person and includes any person in like relation to a Subsidiary;

(z) **"Subscription Agreements"** means the subscription agreements pursuant to which purchasers subscribed to purchase Special Warrants from the Trust;

(aa) **"successor trust"** has the meaning set forth in Section 9.2;

(bb) **"this Special Warrant Indenture"**, **"this Indenture"**, **"herein"**, **"hereby"**, **"hereof"** and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental hereto; and the expressions **"Article"**, **"Section"**, **"subsection"** and **"paragraph"** followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture;

(cc) **"Trading Day"** means, with respect to a stock exchange, a day on which such exchange is open for the transaction of business and with respect to the over-the-counter market means a day on which the Toronto Stock Exchange is open for the transaction of business;

(dd) **"Transfer Agent"** means the transfer agent of the Trust Units;

(ee) **"Trust Indenture"** means the amended and restated trust indenture between the Trust and Valiant Trust Company dated September 27, 2002 constituting the Trust;

(ff) **"Trust Units"** means, subject to Section 5.1, the units of the Trust designated as "Trust Units" in the Trust Indenture;

(gg) **"Trust's Auditors"** means a firm of chartered accountants duly appointed as auditors of the Trust;

(hh) **"Unitholder"** means a holder of record of one or more Trust Units;

(ii) **"U.S. Person"** means "U.S. person" as defined in Regulation S;

(jj) **"U.S. Securities Act"** means the United States Securities Act of 1933, as amended;

(kk) **"United States"** means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(ll) **"Voting Shares"** means shares of the capital stock of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event;

(mm) **"Warrant Agency"** means the principal office of the Warrant Trustee in the City of Calgary, Alberta and Equity Transfer Services Inc. in Toronto, Ontario or such other place or places as may be designated in accordance with subsection 3.1(c);

(nn) **"Warrant Certificate"** means a certificate, substantially in the form attached hereto as Schedule "A", issued on or after the Effective Date to evidence Special Warrants;

(oo) **"Warrant Trustee"** means Valiant Trust Company or its successors from time to time in the trust hereby created;

(pp) **"Warrantholders"**, or **"holders"** without reference to Trust Units, means the persons who are registered owners of Special Warrants;

(qq) **"Warrantholders' Request"** means an instrument signed in one or more counterparts by Warrantholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Trust Units which could be acquired pursuant to all Special Warrants then unexercised and outstanding, requesting the Warrant Trustee to take some action or proceeding specified therein; and

(rr) **"written order of the Trust"**, **"written request of the Trust"**, **"written consent of the Trust"** and **"certificate of the Trust"** mean, respectively, a written order, request, consent and certificate signed in the name of the Trust by the Chief Executive Officer, President, Chief Financial Officer or a Vice-President of the Corporation or any one director of the Corporation on behalf of the Trust and may consist of one or more instruments so executed.

1.2 Gender and Number

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and *vice versa* and words importing gender include all genders.

1.3 Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrant Certificates.

1.4 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence of this Indenture.

1.6 Currency

Except as otherwise provided, all dollar amounts herein are expressed in Canadian dollars.

1.7 Applicable Law

This Indenture and the Warrant Certificates shall be construed in accordance with the laws of the Province of Alberta and the federal laws applicable therein and shall be treated in all respects as Alberta contracts.

1.8 Date of Issue

An MRRS Decision Document for a Prospectus shall conclusively be deemed to be issued on the date appearing on such MRRS Decision Document as such MRRS Decision Document's date.

ARTICLE 2
ISSUE OF SPECIAL WARRANTS

2.1 Creation and Issue of Special Warrants

Up to One Million Five Hundred Thousand (1,500,000) Special Warrants are hereby created and authorized to be issued at a price of $10.00 per Special Warrant. The Warrant Certificates shall be issued and delivered by the Warrant Trustee to such persons as the Trust may direct by written order of the Trust without the Warrant Trustee receiving consideration therefor.

2.2 Terms of Special Warrants

(a) Each Special Warrant shall entitle the holder thereof, upon exercise, to acquire one (1) Trust Unit, subject to adjustment in accordance with Section 4.4 and Article 5, at any time after the Effective Date until the Expiry Time at no additional cost to the holder.

(b) No fractional Special Warrants shall be issued or otherwise provided for hereunder.

(c) Each Special Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

2.3 Warrantholder Not a Unitholder

Except as provided for in subsection 6.2(i), nothing in this Indenture or in the holding of a Special Warrant or Warrant Certificate or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Unitholder, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Unitholders or any other proceedings of the Trust, or the right to receive cash distributions and other distributions.

2.4 Special Warrants to Rank *Pari Passu*

All Special Warrants shall rank *pari passu*, whatever may be the actual date of issue thereof.

2.5 Form of Special Warrants

The Warrant Certificates (including all replacements issued in accordance with this Indenture) shall be substantially in the form set out in **Schedule "A"** hereto, shall be dated as of the Effective Date, shall bear such legends and distinguishing letters and numbers as the Trust may, with the approval of the Warrant Trustee, prescribe, and shall be issuable in any denomination excluding fractions. Warrant Certificates may be engraved, lithographed, printed or partly in one form and partly in another, as the Trust, with the approval of the Warrant Trustee, may determine.

2.6 Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one director or officer of the Corporation, on behalf of the Trust. The signature of such director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Trust as if they had been manually signed by such individual. Notwithstanding that any person whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.7, be valid and binding upon the Trust and the holder thereof shall be entitled to the benefits of this Indenture.

2.7 Certification by the Warrant Trustee

(a) No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Warrant Trustee in the form of the certificate set out in **Schedule "A"** hereto, and such certification by the Warrant Trustee upon any Warrant Certificate shall be conclusive evidence as against the Trust that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b) The certification of the Warrant Trustee on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Trustee as to the validity of this Indenture or the Warrant Certificates (except the due certification thereof), or as to the performance by the Trust of its obligations under this Indenture, and the Warrant Trustee shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor except as otherwise specified herein.

2.8 Issue in Substitution for Warrant Certificates Lost

(a) If any of the Warrant Certificates become mutilated, lost, destroyed or stolen, the Trust, subject to applicable law, shall issue and thereupon the Warrant Trustee shall certify and deliver, a new Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Trustee and the Trust, and the Special Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank *pari passu* in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(b) The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.8 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Trust and to the Warrant Trustee such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Trust and to the Warrant Trustee, in each of their sole discretion, and such applicant shall also be required to furnish an indemnity or security in amount and form satisfactory to the Trust and the Warrant Trustee, in each of their sole discretion, and shall pay the reasonable charges of the Trust and the Warrant Trustee in connection therewith.

2.9 Exchange of Warrant Certificates

(a) One or more Warrant Certificates representing any number of Special Warrants may, upon compliance with the reasonable requirements of the Warrant Trustee, be exchanged for one or more other Warrant Certificate or Warrant Certificates representing the same aggregate number of Special Warrants represented by the Warrant Certificate or Warrant Certificates so exchanged.

(b) Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Trust, with the approval of the Warrant Trustee. Any Warrant Certificate tendered for exchange shall be surrendered to and cancelled by the Warrant Trustee. The Corporation, on behalf of the Trust, shall sign all Warrant Certificates necessary to carry out exchanges as aforesaid and such Warrant Certificates shall be certified by or on behalf of the Warrant Trustee.

2.10 Transfer and Ownership of Special Warrants

The Special Warrants may only be transferred on the register kept at the Warrant Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Trustee and the Trust, only upon compliance with:

(i) the conditions herein;

(ii) such reasonable requirements as the Warrant Trustee may prescribe; and

(iii) all applicable securities legislation and requirements of regulatory authorities;

and such transfer shall be duly noted in such register by the Warrant Trustee. Upon compliance with such requirements, the Warrant Trustee shall issue to the transferee a Warrant Certificate representing the Special Warrants transferred.

The Trust and the Warrant Trustee will deem and treat the registered owner of any Special Warrant as the beneficial owner thereof for all purposes and neither the Trust nor the Warrant Trustee shall be affected by any notice to the contrary.

Upon any transfer of Special Warrants in accordance with the provisions of this Indenture, the Trust covenants and agrees with the Warrant Trustee, on behalf of such transferee holder, and with the transferee holder, that the transferee holder is a permitted assignee of the transferring holder and is entitled to the benefits of the covenant set forth under the heading "Statutory and Contractual Rights" in each of the Subscription Agreements subject, in each case, to the restrictions and limitations described therein.

Subject to the provisions of this Indenture and applicable law, the Warrantholder shall be entitled to the rights and privileges attaching to the Special Warrants and the issue of Trust Units by the Trust upon the exercise of Special Warrants by any Warrantholder in accordance with the terms and conditions herein contained (together with the payment by the Warrant Trustee of the amount, if any, and the delivery by the Warrant Trustee of the Property and securities, if any, required to be paid and delivered, respectively, pursuant to Sections 4.2 and 4.4) shall discharge all responsibilities of the Trust and the Warrant Trustee with respect to such Special Warrants and neither the Trust nor the Warrant Trustee shall be bound to inquire into the title of any such holder.

The Special Warrants may not be offered, sold or transferred in the United States or to or from the account or benefit of a person in the United States unless an exemption from registration under the U.S. Securities

Act and applicable state securities laws is available and the Warrantholder has presented to the Trust evidence of the availability of the exemption satisfactory to the Trust.

2.11 Charges for Exchange or Transfer

Except as otherwise herein provided, the Warrant Trustee shall charge to the holder requesting an exchange or transfer a reasonable sum for each new Warrant Certificate issued in exchange for a Warrant Certificate or Warrant Certificates, and payment of such charges and reimbursement of the Warrant Trustee or the Trust for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange or transfer.

2.12 Cancellation of Surrendered Special Warrants

All Warrant Certificates surrendered pursuant to Section 2.8, 2.9, 2.10, 3.1, 3.3, 3.6, 4.2 or 6.1 shall be returned to the Warrant Trustee for cancellation and, after the expiry of any period of retention prescribed by law, destroyed by the Warrant Trustee. Upon request by the Trust, the Warrant Trustee shall furnish to the Trust a destruction certificate identifying the Warrant Certificates so destroyed, the number of Special Warrants evidenced thereby, the number of Trust Units, if any, issued pursuant to such Special Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates destroyed.

2.13 Registration of Special Warrants

(a) The Trust will cause the Warrant Trustee to keep, at its principal office in Calgary, Alberta (i) a register of Warrantholders in which shall be entered in alphabetical order the names and addresses of the holders of Special Warrants and particulars of the Special Warrants held by them and (ii) a register of transfers in which all transfers of Special Warrants and the date and other particulars of each transfer shall be entered. Branch registers shall also be kept at such other place or places, if any, as the Trust, with the approval of the Warrant Trustee, may designate. Such registers will at all reasonable times be open for inspection by the Trust and any Warrantholder. The Warrant Trustee will from time to time when requested to do so by the Trust or any Warrantholder, upon payment of the Warrant Trustee's reasonable charges, furnish a list of the names and addresses of Warrantholders showing the number of Special Warrants held by each such Warrantholder.

(b) The Trust with approval of the Warrant Trustee may at any time and from time to time change the place at which the registers referred to in subsection (a) are kept, cause branch registers of holders or transfers to be kept at other places and close such branch registers or change the place at which such branch registers are kept. Notice of any such change or closure shall be given by the Trust to the Warrantholders.

2.14 Assumption by Transferee and Release of Transferor

Upon becoming a Warrantholder in accordance with the provisions of this Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Indenture. Upon the resignation of such transferee as the Warrantholder of a Special Warrant, the transferor shall cease to have any further rights under this Indenture with respect to such Special Warrant or the Trust Unit issuable in respect thereof.

ARTICLE 3
EXERCISE OF SPECIAL WARRANTS

3.1 Method of Exercise of Special Warrants

(a) The holder of any Special Warrant may exercise the right evidenced thereby conferred on such holder to acquire Trust Units by surrendering, after the Effective Date and prior to the Expiry Time, to the Warrant Agency, the Warrant Certificate with a duly completed and executed exercise form.

A Warrant Certificate with the duly completed and executed exercise form referred to in this subsection 3.1(a) shall be deemed to be surrendered only upon personal delivery thereof or, if sent by mail or other means of transmission, upon actual receipt thereof at, in each case, the Warrant Agency.

(b) Any exercise form referred to in subsection 3.1(a) shall be signed by the Warrantholder and shall specify:

(i) the number of Trust Units which the holder wishes to acquire (being not more than those which the holder is entitled to acquire pursuant to the Warrant Certificate or Warrant Certificates surrendered);

(ii) the person or persons in whose name or names such Trust Units are to be issued;

(iii) the address or addresses of such persons; and

(iv) the number of Trust Units to be issued to each such person if more than one is so specified.

If any of the Trust Units subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall pay to the Trust or the Warrant Trustee on behalf of the Trust, all applicable transfer or stamp taxes or government or other charges and the Trust shall not be required to issue or deliver certificates evidencing Trust Units unless and until such Warrantholder shall have paid to the Trust, or the Warrant Trustee on behalf of the Trust, the amount of such tax or charge or shall have established to the satisfaction of the Trust, that such tax or charge has been paid or that no tax or charge is due.

(c) In connection with the exchange of Warrant Certificates and exercise of Special Warrants and compliance with such other terms and conditions hereof as may be required, the Trust has appointed the principal offices of the Warrant Trustee in Calgary, Alberta and Toronto, Ontario as the agencies at which Warrant Certificates may be surrendered for exchange or transfer or at which Special Warrants may be exercised and the Warrant Trustee has accepted such appointment. The Trust may from time to time designate alternate or additional places as the Warrant Agency and shall give notice to the Warrant Trustee of any change of the Warrant Agency.

3.2 Effect of Exercise of Special Warrants

(a) Upon the exercise of Special Warrants pursuant to Section 3.1 or upon a deemed exercise pursuant to Section 3.6, and subject to Section 3.3, the Trust Units subscribed for or, in the case of a deemed exercise pursuant to Section 3.6, all of the Trust Units issuable pursuant to the Special Warrants deemed to be exercised, shall be deemed to have been issued and the person or persons to whom such Trust Units are to be issued shall be deemed to have become the holder or holders of record of such Trust Units on the Exercise Date, unless the transfer registers of the Trust shall be closed on such date, in which case the Trust Units subscribed for shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Trust Units, on the date on which such transfer registers are next reopened.

(b) Subject to Section 3.6 and subject to adjustment in accordance with Section 4.4 and Article 5, within five (5) Business Days after the Exercise Date of a Special Warrant, the Trust shall cause to be mailed to the person or persons in whose name or names the Trust Units so subscribed for have been issued, as specified in the exercise form, at the address specified in such exercise form or, if so specified in such exercise form, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a unit certificate or certificates for the appropriate number of Trust Units acquired upon exercise.

3.3 Partial Exercise of Special Warrants; Fractions

(a) The holder of any Special Warrants may exercise his right to acquire a number of Trust Units less than the aggregate number which the holder is entitled to acquire pursuant to the surrendered Warrant Certificate or Warrant Certificates, provided that, in no event shall fractional Trust Units be issued with regard to Special Warrants exercised. In the event of any exercise of a number of Trust Units less than the number which the holder is entitled to exercise, the holder of the Special Warrants upon such exercise shall, in addition to the issuance of such Trust Units, be entitled to receive prior to the Expiry Time, without charge therefor, a new Warrant Certificate or new Warrant Certificates in respect of the balance of the Trust Units which such holder was entitled to acquire pursuant to the Warrant Certificate or Warrant Certificates and which were not then exercised.

(b) Notwithstanding anything herein contained including any adjustments provided for in Article 4 or Article 5, the Trust shall not be required, upon the exercise of any Special Warrants, to issue fractions of Trust Units or to distribute certificates which evidence fractional Trust Units. In lieu of fractional Trust Units, there shall be paid to the holder by the Trust upon surrender of the Warrant Certificate or Warrant Certificates for exercise of Special Warrants pursuant to Section 3.1 or upon the deemed exercise of Special Warrants pursuant to Section 3.6, within ten (10) Business Days after surrender, an amount in lawful money of Canada equal to the Current Market Price of the Trust Units on the Business Day preceding the Exercise Date multiplied by such fractional interest, provided that the Trust shall not be required to make any payment, calculated as aforesaid, that is less than $10.00.

3.4 Expiration of Special Warrants

Subject to Section 3.6, immediately after the Expiry Time, all rights under the Special Warrants not exercised in accordance with the terms and conditions of this Indenture shall cease and terminate and such Special Warrants shall be void and of no further force or effect, and shall represent only the right of the holder to the Trust Units to which it is entitled.

3.5 Accounting and Recording

(a) The Warrant Trustee shall promptly account to the Trust with respect to Special Warrants exercised. Any securities or other instruments, from time to time received by the Warrant Trustee shall be received in trust for, and shall be segregated and kept apart by the Warrant Trustee in trust for, the Trust.

(b) The Warrant Trustee shall record the particulars of Special Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Trust Units on exercise and the Exercise Date, if any, in respect thereof. The Warrant Trustee shall provide such particulars in writing to the Trust within two (2) Business Days of any request by the Trust therefor.

3.6 Deemed Exercise and Surrender

At the Expiry Time, the rights of all holders of Special Warrants to acquire Trust Units shall be deemed to be exercised without any further action on the part of such holders or the Trust and the Trust Units issuable thereby shall be deemed to be issued to the Warrantholders at such time. Unless, prior to the date of mailing of the Trust Units to a Warrantholder, the Trust has received from such Warrantholder an exercise form (accompanied by a Warrant Certificate) with all the requirements of Section 3.1(b) having been met, the Trust Units issued upon such deemed exercise shall be sent by courier or first class mail registered by the Warrant Trustee to the holder at his registered address, as listed on the register of Warrantholders maintained by the Warrant Trustee. In the event that the Trust has, prior to the date of mailing of the Trust Units, received an exercise form (accompanied by the Warrant Certificate, with all applicable requirements of Section 3.1(b) having been met) then the Trust shall cause to be mailed or to be delivered at the Warrant Agency, where the exercise form (accompanied by the Warrant Certificate) was surrendered, to the person or persons specified in the exercise form, the appropriate number of Trust Units as directed by such exercise form.

In either case, after the deemed exercise contemplated above, Special Warrant Certificates will represent only the right of the registered holder thereof to receive the Trust Units to be issued upon exercise.

3.7 Securities Restrictions

Notwithstanding anything herein contained, Trust Units will only be issued pursuant to any Special Warrant in compliance with the securities laws of any applicable jurisdiction, and without limiting the generality of the foregoing, in the event that the Special Warrants are exercised pursuant to Section 3.1 or deemed to have been exercised pursuant to Section 3.6 prior to the issuance of an MRRS Decision Document, the certificates representing the Trust Units thereby issued will bear such legend as may, in the opinion of Counsel to the Trust, be necessary in order to avoid a violation of any securities laws of any province in Canada or of the United States or to comply with the requirements of any stock exchange on which the Trust Units are listed, provided that if, at any time, in the opinion of counsel to the Trust, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at the holder's expense, provides the Trust with evidence satisfactory in form and substance to the Trust (which may include an opinion of counsel satisfactory to the Trust)

to the effect that such holder is entitled to sell or otherwise transfer such Trust Units in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Trust in exchange for a certificate which does not bear such legend.

3.8 U.S. Securities Act

The Special Warrants and the Trust Units issuable upon exercise of the Special Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and may not be sold or otherwise transferred to a United States person.

3.9 Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units on a fully diluted basis, whether by way of exercise or deemed exercise of the Special Warrants, or otherwise, and the Trust, has informed the Warrant Trustee and the transfer agent and registrar of the Trust Units of this restriction. The Warrant Trustee may, upon receipt of written direction of the Trust, require declarations as to the jurisdictions in which beneficial owners of Special Warrants are resident. If the Trust becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% or more of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, it shall make a public announcement thereof and shall notify the Warrant Trustee in writing and the Warrant Trustee shall not issue or register a transfer of Special Warrants to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trust determines that a majority of the Trust Units, on a fully diluted basis, are held by non-residents, the Trust shall send a notice to non-resident holders of Special Warrants or Trust Units, chosen in inverse order to the order of acquisition or registration of the Special Warrants and Trust Units or in such manner as the Trust may consider equitable and practicable, requiring them to sell their Special Warrants or Trust Units or a portion thereof within a specified period of not less than 60 days. If the Warrantholders or Unitholders receiving such notice have not sold the specified number of Special Warrants or Trust Units or provided the Trust with satisfactory evidence that they are not non-residents within such period, the Trust may on behalf of such Warrantholder or Unitholder sell such Special Warrants or Trust Units, as the case may be, and, in the interim, shall suspend the rights attached to such Special Warrants or Trust Units, as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Special Warrants or Trust Units.

ARTICLE 4
PROSPECTUS FAILURE AND ADDITIONAL RIGHTS

4.1 Distribution Funds and Property

The Trust hereby appoints the Warrant Trustee, as Warrant Trustee, to receive, hold and deal with the Distribution Funds and Property in accordance with the terms of this Indenture and the Warrant Trustee hereby accepts such appointment and agrees to be bound by the terms of this Indenture in respect thereof. The Warrant Trustee shall not release any Distribution Funds or Property except as provided for in this Article 4.

4.2 Conditions to Release of Distribution Funds and Property

(a) If any Warrantholder, at any time prior to the Expiry Time, elects or is deemed to elect to exercise the entitlement to acquire Trust Units pursuant to any Special Warrant held by it, the Warrant Trustee shall within five Business Days of the date of such election or deemed election:

(i) pay to such Warrantholder from Distribution Funds an amount equal to the product obtained by multiplying the sum of the amount of Distribution Funds held by the Warrant Trustee on the date of such exercise and interest earned by the Warrant Trustee thereon to the date immediately preceding the date of payment (less any Distribution Funds and interest thereon paid out by the Warrant Trustee pursuant to this Indenture prior to the date of payment) by a fraction of which the numerator is the number of Special Warrants tendered to the Warrant Trustee by such Warrantholder and the denominator is the number of Special Warrants held by Warrantholders outstanding on the date of payment (such number to be the number of Special Warrants

outstanding immediately prior to the deemed exercise pursuant to Section 3.6 if such date of payment is the Expiry Date); and

(ii) deliver to such Warrantholder its *pro rata* share of the Property determined on the same basis as the calculation set forth in subsection 4.2(a) (i) above.

(b) The Warrant Trustee shall within five Business Days after the Expiry Time:

(i) pay to each Warrantholder, in respect of Special Warrants then held by it which are deemed to be exercised, from Distribution Funds an amount equal to the product obtained by multiplying the sum of the amount of Distribution Funds held by the Warrant Trustee on the date of such exercise and interest earned by the Warrant Trustee thereon to the date immediately preceding the date of payment (less any Distribution Funds and interest thereon paid out by the Warrant Trustee pursuant to this Indenture prior to the date of payment) by a fraction of which the numerator is the number of Special Warrants deemed to be exercised held by the Warrantholder and the denominator is the number of Special Warrants deemed to be exercised; and

(ii) deliver to such Warrantholder its *pro rata* share of the Property determined on the same basis as the calculation set forth in subsection 4.2(b)(i) above.

(c) Provided that the Warrant Trustee shall have paid and delivered, or set aside for payment and delivery, all Distribution Funds, interest earned thereon and Property required to be paid or delivered to Warrantholders pursuant to subsections 4.2(a) and 4.2(b), the Warrant Trustee shall, on the Expiry Date, pay to the Trust all remaining Distribution Funds together with all interest accrued thereon, if any, to the date of payment and shall deliver to the Trust all remaining Property held by the Warrant Trustee.

4.3 Administration of Distribution Funds and Property

(a) All Distribution Funds and Property shall be held at or administered through the principal office of the Warrant Trustee at Calgary, Alberta. The Warrant Trustee shall not be entitled to deal with the Distribution Funds and Property except in accordance with the terms of this Indenture. The Warrant Trustee is hereby specifically authorized, and granted such powers as are necessary, to deal with the Property as provided in this Indenture. In the event that the Warrant Trustee determines the necessity for the approval by the Warrantholders of any matter, an extraordinary resolution of the Warrantholders shall provide sufficient authority upon which the Warrant Trustee may act and the Warrant Trustee shall not be responsible for any loss occasioned by so doing.

(b) All Distribution Funds and Property deposited with the Warrant Trustee hereunder, pending any payment or application thereof as required in accordance with the terms of this Indenture, shall be invested by the Warrant Trustee in its name in Permitted Investments in accordance with any written direction of the Trust from time to time given to the Warrant Trustee or, in the absence of any such direction, shall be invested by the Warrant Trustee in its name, in trust, in accordance with Section 10.4 hereof. Such written direction, to be effective, shall be given on a Business Day, provided that if such direction is given after 10:00 a.m. (Calgary time) on any Business Day it shall be effective on the next Business Day.

4.4 Prospectus Failure

In the event that an MRRS Decision Document has not been issued on or before the Qualification Deadline by or on behalf of:

(a) the Securities Commission in a province which is a Filing Jurisdiction, each Warrantholder resident in such province; or

(b) the Securities Commission in the Province of Alberta, each Warrantholder, wherever resident,

shall, notwithstanding Section 2.2, thereafter be entitled, upon exercise or deemed exercise of any Special Warrants, to acquire 1.09 Trust Units for each Special Warrant (in lieu of the one (1) Trust Unit for which such Special

Warrants were previously exercisable for), subject to adjustment in accordance with Article 5, at no additional cost to the holder.

The Trust covenants with the Warrant Trustee that it will give notice to the Warrant Trustee and the Warrantholders specified above if it has not received a MRRS Decision Document as specified herein, and advise such Warrantholders of their entitlement, upon exercise or deemed exercise of any Special Warrants, to acquire 1.09 Trust Units for each Special Warrant, subject to adjustment in accordance with Article 5, at no additional cost to the holder. The notice shall be given within two (2) Business Days of the non-receipt of the applicable receipt for the Prospectus.

ARTICLE 5
ADJUSTMENT OF NUMBER OF TRUST UNITS

5.1 Adjustment of Number of Trust Units

The acquisition rights in effect at any date attaching to the Special Warrants shall be subject to adjustment from time to time as follows:

(a) if and whenever at any time during the Adjustment Period, the Trust shall:

(i) subdivide, redivide or change its outstanding Trust Units into a greater number of Trust Units;

(ii) reduce, combine or consolidate its outstanding Trust Units into a smaller number of Trust Units; or

(iii) issue Trust Units to the holders of all or substantially all of the outstanding Trust Units by way of a distribution or dividend (other than the issue of Trust Units to holders of Trust Units pursuant to their exercise of options to receive distributions or dividends in the form of Trust Units in lieu of distributions paid in the ordinary course on the Trust Units),

the number of Trust Units obtainable under each Special Warrant shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination, consolidation or distribution, by multiplying the number of Trust Units theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the total number of Trust Units outstanding immediately after such date and the denominator shall be the total number of Trust Units outstanding immediately prior to such date. Such adjustment shall be made successively whenever any event referred to in this subsection shall occur;

(b) if and whenever at any time during the Adjustment Period, there is a reclassification of the Trust Units or a capital reorganization of the Trust other than as described in subsection 5.1(a) or a consolidation, amalgamation, arrangement or merger of the Trust with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Trust as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any Warrantholder who has not exercised its right of acquisition prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Trust Units then sought to be acquired by it, the number of units or other securities or property of the Trust or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation, arrangement or consolidation, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Trust Units receivable upon the exchange of Special Warrants then held. The Trust, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any units, other securities or property to which a Warrantholder is

entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Trust and the Warrant Trustee pursuant to the provisions of this subsection 5.1(b) shall be a supplemental indenture entered into pursuant to the provisions of Article 9 hereof. Any indenture entered into between the Trust, any successor to the Trust or such purchasing body corporate, partnership, trust or other entity and the Warrant Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 5.1 and which shall apply to successive reclassifications, reorganizations, amalgamations, arrangements, consolidations, mergers, sales or conveyances; and

(c) the adjustments provided for in this Article 5 in the number of Trust Units and classes of securities or other property which are to be received on the exercise of Special Warrants are cumulative. After any adjustment pursuant to this Section, the terms "Trust Units" where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Warrantholder is entitled to receive upon the exercise of its Special Warrant, and the number of Trust Units indicated by any exercise made pursuant to a Special Warrant shall be interpreted to mean the number of Trust Units or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section, upon the full exercise of a Special Warrant.

5.2 *Entitlement to Trust Units on Exercise of Special Warrants*

All units or other securities which a Warrantholder is at the time in question entitled to receive on the exercise of its Special Warrants, whether or not as a result of adjustments made pursuant to this Article 5, shall, for the purposes of the interpretation of this Indenture, be deemed to be units which such Warrantholder is entitled to acquire pursuant to such Special Warrants.

5.3 No Adjustment for Certain Transactions

Notwithstanding anything in this Article 5, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Trust Units is being made pursuant to or in connection with:

(a) any unit option or unit purchase plan in force from time to time for directors, officers, employees and other ongoing service providers of the Trust and its subsidiaries, including the Corporation;

(b) a public offering to persons at arm's length to the Trust pursuant to a prospectus; or

(c) a private placement to persons at arm's length to the Trust.

5.4 Determination by Trust's Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 5 such question shall be conclusively determined by the Trust's Auditors who shall have access to all necessary records of the Trust, and such determination shall be binding upon the Trust, the Warrant Trustee, all Warrantholders and all other persons interested therein.

5.5 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Special Warrants, including the number of Trust Units which are to be received upon the exercise thereof, the Trust shall take any action which may, in the opinion of counsel, be necessary in order that the Trust may validly and legally issue all the Trust Units which the holders of such Special Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

5.6 Certificate of Adjustment

The Trust shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 5, deliver a certificate of the Trust to the Warrant Trustee and the Warrantholders specifying the nature of the event requiring the same and the amount of the adjustment necessitated

thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Trust's Auditors verifying such calculation. The Warrant Trustee may rely upon this certificate and any other documents filed by the Trust pursuant to this Section 5.6

5.7 Notice of Special Matters

The Trust covenants with the Warrant Trustee that, so long as any Special Warrants remain outstanding, it will give notice to the Warrant Trustee and to the Warrantholders of its intention to fix the record date, that is prior to the Expiry Date, for the issuance of:

(a) rights, options or warrants (other than the Special Warrants) expiring at any time prior to the Expiry Date; or

(b) Trust Units by way of a dividend or distribution to all or substantially all the holders of its outstanding Trust Units (other than the issue of Trust Units to holders of Trust Units by way of distributions or dividends in the form of Trust Units in lieu of distributions paid in the ordinary course on Trust Units).

Such notice shall specify the particulars of such event and the record date for such event, provided that the Trust shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than fourteen (14) days prior to such applicable record date.

5.8 No Action After Notice

The Trust covenants with the Warrant Trustee that it will not close its transfer books or take any other action which might deprive the holder of a Special Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of fourteen (14) days after the giving of the certificate or notices set forth in Sections 5.6 and 5.7.

5.9 Participation by Special Warrantholder

No adjustment shall be made pursuant to this Article 5 if the Special Warrantholders are entitled to participate in any event described in this Article 5 on the same terms, *mutatis mutandis*, as if the Special Warrantholders had exercised their Special Warrants prior to, or on the effective date or record date of, such event.

5.10 Other Action

In case the Trust, after the date hereof, shall take any action affecting the Trust Units other than action described in subsection 5.1, which in the opinion of the directors of the Corporation, on behalf of the Trust, would materially affect the rights of Warrantholders, the number of Trust Units which may be acquired upon exercise of the Special Warrants shall be adjusted in such manner and at such time, by action of the directors, in their sole discretion, as they may determine to be equitable in the circumstances, provided that no such adjustment will be made unless prior approval of the Underwriters and any stock exchange on which the Trust Units are listed for trading has been obtained.

5.11 Protection of Warrant Trustee

Except as provided in Section 10.2, the Warrant Trustee:

(a) shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 5.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Trust Units or of any units or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant;

(c) shall not be responsible for any failure of the Trust to issue, transfer or deliver Trust Units or certificates for the same upon the surrender of any Special Warrants for the purpose of the exercise of such rights or for any failure of the Trust to comply with any of the covenants contained in this Article; and

(d) shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Trust or the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation on behalf of the Trust.

ARTICLE 6
RIGHTS AND COVENANTS OF THE TRUST

6.1 Optional Purchases by the Trust

Subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, the Trust may from time to time purchase by private contract or otherwise any of the Special Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors of the Corporation, on behalf of the Trust, such Special Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Corporation, on behalf of the Trust, in its sole discretion, may determine. Any Warrant Certificate representing the Special Warrants purchased pursuant to this Section 6.1 shall forthwith be delivered to and cancelled by the Warrant Trustee. No Special Warrants shall be issued in replacement thereof.

6.2 General Covenants

Each of the Trust and the Corporation covenants with the Warrant Trustee that so long as any Special Warrants remain outstanding:

(a) the Trust will reserve and keep available a sufficient number of Trust Units for the purpose of enabling it to satisfy its obligations to issue Trust Units upon the exercise of the Special Warrants;

(b) the Trust will cause the Trust Units and the certificates representing the Trust Units from time to time acquired pursuant to the exercise of the Special Warrants to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof;

(c) all Trust Units which shall be issued upon exercise of the right to acquire provided for herein and in the Warrant Certificates shall be fully paid and non-assessable;

(d) the Trust will maintain its existence or the existence of any successor entity (as defined in Section 9.2);

(e) the Trust will use its best efforts to ensure that all Trust Units outstanding or issuable from time to time (including without limitation the Trust Units issuable on the exercise of the Special Warrants) continue to be or are listed and posted for trading on the Toronto Stock Exchange or such other stock exchange on which the Trust Units are listed and posted for trading;

(f) the Trust will use its best efforts to maintain its status as a "reporting issuer" or the equivalent, not in default in each of the Filing Jurisdictions where it is a reporting issuer or hereafter becomes a reporting issuer until at least February 4, 2004 and it will make all requisite filings under applicable Canadian securities legislation and stock exchange rules, including those necessary to remain a reporting issuer not in default in each of the Filing Jurisdictions and those necessary to report the issue and sale of the Special Warrants, the exercise of the right to acquire Trust Units pursuant to Special Warrants and the issue of Trust Units upon such exercise;

(g) the Trust will take all necessary steps and it will use all reasonable efforts to obtain an MRRS Decision Document on or before the Qualification Deadline so that the resale of the Trust Units issuable upon exercise of the Special Warrants will not be subject to the prospectus requirements nor any "hold period" under applicable securities legislation in the Filing Jurisdictions, except as otherwise provided for herein;

(h) in the event an MRRS Decision Document is obtained, the Trust will give written notice to the Warrant Trustee and to each holder of Special Warrants of the issuance of an MRRS Decision Document and specifying the date on which the Special Warrants expire, together with a commercial copy of the Prospectus and, in the case of the Warrant Trustee, copies of the MRRS Decision Document, as soon as practicable but, in any event, not later than two (2) Business Days after the issuance of such MRRS Decision Document and such notice shall be sent by courier or prepaid registered mail to the addresses of such holders appearing in the register of the Warrantholders maintained by the Warrant Trustee;

(i) if the Trust sets a record date in respect of or pays a distribution or sets a record date in respect of or makes any other distribution in cash or property or securities of the Trust (including rights, options or warrants to acquire Trust Units or securities convertible into or exchangeable for Trust Units and including evidences of its indebtedness) to all or substantially all of the holders of Trust Units of record on a date after the Effective Date and prior to the exercise of the Special Warrants, the Trust agrees that it will pay the same amount of such distribution or make the same distribution of cash, property or securities to the Warrant Trustee on behalf of Warrantholders, on such date as if the Warrantholders on such date were the holders of the number of Trust Units which the Warrantholders are entitled to receive upon the exercise of the Special Warrants and such payments or other distributions shall be held and dealt with by the Warrant Trustee in accordance with Article 4 hereof. For greater certainty, a Warrantholder shall be entitled to receive, in the manner set forth in this subsection 6.2(i), any distribution or other distribution of cash, properties or securities as provided for in this subsection 6.2(i) in respect of which a record date is set on or after the Effective Date notwithstanding that the payment or making of same may take place subsequent to the exercise or deemed exercise of the Special Warrants;

(j) the Trust will give written notice to the Warrant Trustee and each Warrantholder specifying the particulars of each payment or distribution made in accordance with subsection 6.2(i), within three Business Days of such payment or distribution;

(k) if the Trust has not received an MRRS Decision Document on or before the Qualification Deadline, the Trust will continue, until the Expiry Date, to use its reasonable best efforts to obtain an MRRS Decision Document;

(l) the Trust will provide to Warrantholders copies of all documentation (excluding voting instruments such as proxies) required to be provided by applicable law to registered holders of Trust Units, as if such Warrantholders were registered Unitholders of the Trust;

(m) the Trust will provide, or cause to be provided (in the manner set forth in subsection 6.2(h)) all notices required to be delivered by or on behalf of it pursuant hereto;

(n) generally, it will well and truly perform all its covenants and carry out all of the acts or things to be done by it as provided in this Indenture; and

(o) the Trust is duly authorized to create and issue the Special Warrants and the Special Warrants, when issued and countersigned as herein provided, will be valid and enforceable obligations of the Trust.

6.3 Warrant Trustee's Remuneration and Expenses

The Trust covenants that it will pay to the Warrant Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Warrant Trustee's negligence, wilful misconduct or bad faith.

6.4 Securities Qualification Requirements

(a) If, in the opinion of Counsel, any instrument (not including a prospectus, except as required by subsection 6.2(h)) is required to be filed with, or any permission is required to be obtained from any governmental authority in Canada or any other step is required under any federal or provincial law of Canada before any Trust Units which a Warrantholder is entitled to acquire pursuant to the exercise of any Special Warrant may properly and legally be issued upon due exercise thereof and thereafter traded, the Trust covenants that it will take such required action.

(b) The Trust, or if required by the Trust and with the consent of the Warrant Trustee, the Warrant Trustee will give notice of the issue of Trust Units pursuant to the exercise of Special Warrants, in such detail as may be required, to each securities commission or similar regulatory authority in each of the Filing Jurisdictions in Canada in which there is legislation or regulation permitting or requiring the giving of any such notice in order that such issue of Trust Units and the subsequent disposition of the Trust Units so issued will not be subject to the prospectus qualification requirements of such legislation or regulation.

6.5 Performance of Covenants by Warrant Trustee

If the Trust or the Corporation shall fail to perform any of its covenants contained in this Warrant Indenture, the Warrant Trustee may notify the Warrantholders of such failure or may itself perform any covenants capable of being performed by it but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Trustee in so doing shall be repayable as provided in Section 6.3. No such performance, expenditure or advance by the Warrant Trustee shall relieve the Trust or the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 7
ENFORCEMENT

7.1 Suits By Warrantholders

All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrant Certificate or of the Indenture, or of both, may be enforced by the Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders.

7.2 Immunity of Unitholders, etc.

Subject to the contractual right of action given by the Trust to the Warrantholders and subject to any other rights or remedies available to the Warrantholders under applicable law or securities legislation, the Warrant Trustee and, by the acceptance of the Warrant Certificate and as part of the consideration for the issue of the Special Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future Unitholder, shareholder, director, officer, employee or agent of the Trust or the Corporation, or of any successor entity (as defined in Section 9.2) on any covenant, agreement, representation or warranty by the Trust or the Corporation herein or in the Warrant Certificates contained.

7.3 Waiver of Default

Upon the happening of any default hereunder:

(a) the holders of not less than 51% of the Special Warrants then outstanding shall have the power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Warrant Trustee to waive any default hereunder and the Warrant Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Warrant Trustee shall have power to waive any default hereunder upon such terms and conditions as the Warrant Trustee may deem advisable, if, in the Warrant Trustee's opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Trustee or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Trustee or of the Warrantholders shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 8
MEETINGS OF WARRANTHOLDERS

8.1 Right to Convene Meetings

The Warrant Trustee may at any time and from time to time, and shall on receipt of a written request of the Trust or of a Warrantholders' Request and upon receiving reasonably sufficient funds and being indemnified to its reasonable satisfaction by the Trust or by the Warrantholders signing such Warrantholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Trustee failing to so convene a meeting within seven (7) days after receipt of such written request of the Trust or such Warrantholders' Request, funds and indemnity given as aforesaid, the Trust or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be approved or determined by the Warrant Trustee.

8.2 Notice

At least twenty-one (21) days prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 11.2 and to the Warrant Trustee (unless the meeting has been called by the Warrant Trustee) and to the Trust (unless the meeting has been called by the Trust). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3 Chairman

An individual (who need not be a Warrantholder) designated in writing by the Warrant Trustee shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose some individual present to be chairman.

8.4 Quorum

Subject to the provisions of Section 8.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to purchase at least 25% of the aggregate number of Trust Units which could be acquired pursuant to all the then outstanding Special Warrants, provided that at least two persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 25% of the aggregate number of Trust Units which may be acquired pursuant to all then outstanding Special Warrants.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7 Poll and Voting

On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy and entitled to acquire in the aggregate at least 5% of the aggregate number of Trust Units which could be acquired pursuant to all the Special Warrants then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Trust Unit which he is entitled to acquire pursuant to the Special Warrant or Special Warrants then held or represented by it. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Special Warrants, if any, held or represented by him.

8.8 Regulations

The Warrant Trustee, or the Trust with the approval of the Warrant Trustee, may from time to time make and from time to time vary such regulations as it thinks fit for:

(a) the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at a meeting;

(b) the issue of voting certificates by any bank, trust company or other depository satisfactory to the Warrant Trustee stating that the Warrant Certificate specified therein has been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificate were the actual bearers of the Warrant Certificate specified therein;

(c) the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Trustee, the Trust or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d) the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled or telecopied before the meeting to the Trust or to the Warrant Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e) the form of the instrument of proxy; and

(f) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Warrantholders or their counsel, or proxies of Warrantholders.

8.9 Trust and Warrant Trustee May be Represented

The Trust, by the directors, officers and employees of the Corporation, and the Warrant Trustee, by its directors, officers and employees, and the Counsel for the Trust and for the Warrant Trustee may attend any meeting of the Warrantholders, but shall have no vote as such unless in their capacity as a Warrantholder or a proxy for a Warrantholder.

8.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall, subject to the prior consent of the Toronto Stock Exchange and the provisions of Section 8.11, have the power, exercisable from time to time by extraordinary resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Trustee in its capacity as Warrant Trustee hereunder or on behalf of the Warrantholders against the Trust whether such rights arise under this Indenture or the Warrant Certificates or otherwise;

(b) to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

(c) to direct or to authorize the Warrant Trustee, provided that the Warrant Trustee has received sufficient funds and an indemnity reasonably satisfactory to the Warrant Trustee as contemplated in Section 10.2(b) hereof, to enforce any of the covenants on the part of the Trust or the Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Warrant Trustee to waive, any default on the part of the Trust or the Corporation in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

(e) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Trust or the Corporation for the enforcement of any of the covenants on the part of the Trust or the Corporation in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

(f) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g) to assent to any change in or omission from the provisions contained in the Warrant Certificates and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Trust, and to authorize the Warrant Trustee to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h) to remove the Warrant Trustee or its successor in office and to appoint a new Warrant Trustee or Warrant Trustees to take the place of the Warrant Trustee so removed;

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Trust; and

(j) to direct or authorize the Warrant Trustee to deal with any Property held by it pursuant to the terms of this Indenture.

8.11 *Meaning of Extraordinary Resolution*

(a) The expression "**extraordinary resolution**" when used in this Indenture means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy Warrantholders entitled to acquire at least 25% of the aggregate number of Trust Units which may be acquired pursuant to all the then outstanding Special Warrants and passed by the affirmative votes of Warrantholders entitled to acquire not less than 66 2/3% of the aggregate number of Trust Units which may be acquired pursuant to all the then outstanding Special Warrants represented at the meeting and voted on the poll upon such resolution.

(b) If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders entitled to acquire at least 25% of the aggregate number of Trust Units which may be acquired pursuant to all the then outstanding Special Warrants are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than fifteen (15) or more than sixty (60) days later, and to such place and time as may be appointed by the chairman. Not less than ten (10) days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.11(a) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Warrantholders entitled to acquire at least 25% of the aggregate number of Trust Units which may be acquired pursuant to all the then outstanding Special Warrants are not present in person or by proxy at such adjourned meeting.

(c) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

8.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Trustee at the expense of the Trust, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

8.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 8 may also be taken and exercised by Warrantholders entitled to acquire at least 66 2/3% of the aggregate number of Trust Units which may be acquired pursuant to all the then outstanding Special Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person

or by attorney duly appointed in writing, and the expression "extraordinary resolution" when used in this Indenture shall include an instrument so signed.

8.15 Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 8 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 8.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Trustee (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16 Holdings by Trust Disregarded

In determining whether Warrantholders holding Warrant Certificates evidencing the entitlement to acquire the required number of Trust Units are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders' Request or other action under this Indenture, Special Warrants owned legally or beneficially by the Trust or any subsidiary of the Trust shall be disregarded in accordance with the provisions of Section 11.8.

ARTICLE 9
SUPPLEMENTAL INDENTURES

9.1 Provision for Supplemental Indentures for Certain Purposes

From time to time the Trust (when authorized by action of the directors of the Corporation on behalf of the Trust), the Corporation and the Warrant Trustee may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, in both cases, subject to the prior consent of the Toronto Stock Exchange, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 5;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the circumstances, provided that the same are not in the opinion of the Warrant Trustee (relying upon the opinion of Counsel) prejudicial to the interests of the Warrantholders;

(c) giving effect to any extraordinary resolution passed as provided in Article 8;

(d) making such provisions, not inconsistent with this Indenture, as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Special Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Trustee (relying on the opinion of Counsel), Counsel, prejudicial to the interests of the Warrantholders;

(e) adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f) with the prior approval of the Toronto Stock Exchange, modifying any of the provisions of this Indenture, including relieving the Trust from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Trustee, and provided further that the Warrant Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Trustee when the same shall become operative; and

(g) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of counsel the rights of the Warrant Trustee and of the Warrantholders are in no way prejudiced thereby.

9.2 Successor entity

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Trust or the Corporation as an entirety or substantially as an entirety to another person (a "**successor entity**"), the successor entity resulting from such consolidation, amalgamation, merger or transfer (if not the Trust or the Corporation, as the case may be) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Trustee and executed and delivered to the Warrant Trustee, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Trust or the Corporation, as the case may be.

ARTICLE 10
CONCERNING THE WARRANT TRUSTEE

10.1 Trust Indenture Legislation

(a) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b) The Trust, the Corporation and the Warrant Trustee agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

10.2 Rights and Duties of Warrant Trustee

(a) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent Warrant Trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Trustee from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct or bad faith.

(b) Subject to Section 10.2(a), the Warrant Trustee shall not be bound to do or take any act, action or proceeding for the enforcement of any obligation of the Trust under this Indenture unless and until it has received a Warrantholder's Request specifying the act, action or proceeding which the Warrant Trustee is required to take. The obligation of the Warrant Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Trustee or of the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice given by the Warrant Trustee, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Trustee to protect and to hold harmless the Warrant Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Trustee to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Warrant Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting, to deposit with the Warrant Trustee the Special Warrants held by them, for which Special Warrants the Warrant Trustee shall issue receipts.

(d) The Warrant Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be

brought to the attention of the Warrant Trustee and in the absence of such notice the Warrant Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Warrant Trustee to determine whether or not the Warrant Trustee shall take action with respect to any default.

(e) Every provision of this Indenture that by its terms relieves the Warrant Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, of this Section 10.2 and of Section 10.3.

10.3 Evidence, Experts and Advisers

(a) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Trust shall furnish to the Warrant Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Trustee may reasonably require by written notice to the Trust.

(b) In the exercise of its rights and duties hereunder, the Warrant Trustee may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Trust, certificates of the Trust or other evidence furnished to the Warrant Trustee pursuant to a request of the Warrant Trustee, provided that such evidence complies with Applicable Legislation and that the Warrant Trustee complies with Applicable Legislation and that the Warrant Trustee examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(c) Whenever it is provided in this Indenture or under Applicable Legislation that the Trust shall deposit with the Warrant Trustee resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Trust to have the Warrant Trustee take the action to be based thereon.

(d) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Trustee may consider adequate.

(e) The Warrant Trustee may employ or retain such Counsel, accountants, appraisers, engineers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties and administering the trusts hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct on the part of any of them who have been appointed with due care by the Warrant Trustee. Any remuneration so paid by the Warrant Trustee shall be repaid to the Warrant Trustee in accordance with Section 6.3 hereof.

(f) The Warrant Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser, whether retained or employed by the Trust or by the Warrant Trustee, in relation to any matter arising in the administration of the trusts hereof.

10.4 Documents, Monies, etc. Held by Warrant Trustee

Any monies, securities, documents of title or other instruments that may at any time be held by the Warrant Trustee subject to the trust hereof may be placed in the deposit vaults of the Warrant Trustee or of any Canadian chartered bank listed in Schedule 1 of the *Bank Act* (Canada), including an affiliate of the Warrant Trustee or deposited for safekeeping with any such bank and the Warrant Trustee may receive a fee from such bank in connection therewith. Unless the Trust shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Warrant Trustee in respect of such deposits and investments shall belong to the Trust. Unless herein otherwise expressly provided, any monies so held pending the application or

withdrawal thereof under any provisions of this Indenture shall be invested by the Warrant Trustee in Permitted Investments in accordance with any directions of the Trust from time to time given to the Warrant Trustee, or, in the absence of any such direction, may be: (i) deposited in the name of the Warrant Trustee in any Canadian chartered bank listed in Schedule 1 to the *Bank Act* (Canada) or any trust company registered to do business in Canada at the rate of interest (if any) then current on similar deposits; (ii) deposited in the deposit department of the Warrant Trustee; or (iii) invested in Permitted Investments as the Warrant Trustee may determine, provided that the securities shall not have a maturity date of more than sixty (60) days from the date of investment. Unless the Trust shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Warrant Trustee in respect of such deposits and investments shall belong to the Trust.

10.5 Actions by Warrant Trustee to Protect Interest

The Warrant Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

10.6 Warrant Trustee Not Required to Give Security

The Warrant Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

10.7 Protection of Warrant Trustee

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(a) the Warrant Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 10.9 or in the certificate of the Warrant Trustee on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Trust;

(b) nothing herein contained shall impose any obligation on the Warrant Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) the Warrant Trustee shall not be bound to give notice to any person or persons of the execution hereof; and

(d) the Warrant Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Trust or the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Trust or the Corporation; and

(e) each of the Trust and the Corporation hereby indemnifies and agrees to hold harmless the Warrant Trustee from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including legal fees and disbursements of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Trustee, whether groundless or otherwise, arising from or out of any act, omission or error of the Warrant Trustee made in good faith in the conduct of its duties hereunder, provided that the Warrant Trustee has met the standard of care, diligence and skill provided for in subsection 10.2(a) and, provided further that, neither the Trust nor the Corporation shall not be required to indemnify the Warrant Trustee in the event of negligence or wilful misconduct of the Warrant Trustee as provided in subsection 10.2(a), and this provision shall survive the resignation or removal of the Warrant Trustee or the termination or discharge of this Agreement.

10.8 Replacement of Warrant Trustee; Successor by Merger

(a) The Warrant Trustee may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this Section 10.8, by giving to the Trust not less than 30 days' prior notice in writing or such shorter prior notice as the Corporation, on behalf of the Trust, may accept as sufficient. The

Warrantholders by extraordinary resolution shall have power at any time to remove the existing Warrant Trustee and to appoint a new Warrant Trustee. In the event of the Warrant Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Trust shall forthwith appoint a new Warrant Trustee unless a new Warrant Trustee has already been appointed by the Warrantholders; failing such appointment by the Trust, the retiring Warrant Trustee or any Warrantholder, at the Trust's expense, may apply to a justice of the Court of Queen's Bench of the Province of Alberta on such notice as such justice may direct, for the appointment of a new Warrant Trustee; but any new Warrant Trustee so appointed by the Trust or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Trustee appointed under any provision of this Section 10.8 shall be a corporation authorized to carry on the business of a trust company in the Province of Alberta and, if required by the Applicable Legislation of any other provinces, in such other provinces.

On any such appointment the new Warrant Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Trustee without further assurance, conveyance, act or deed, provided that there be executed, at the expense of the Trust, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assigning such powers, rights, duties and responsibilities to the new Warrant Trustee, including, without limitation, an appropriate instrument executed by the new Warrant Trustee accepting such appointment and, at the request of the Corporation, on behalf of the Trust, the predecessor Warrant Trustee shall, upon payment of its outstanding remuneration and expenses, execute and deliver to the new Warrant Trustee an appropriate instrument transferring to such new Warrant Trustee all rights and powers of the Warrant Trustee hereunder.

(b) Upon the appointment of a successor trustee, the Trust shall promptly notify the Warrantholders thereof in the manner provided for in Section 11.2 hereof.

(c) Any person into or with which the Warrant Trustee may be merged or consolidated or amalgamated, or any person resulting therefrom to which the Warrant Trustee shall be a party, or any person succeeding to the trust business of the Warrant Trustee shall be the successor to the Warrant Trustee hereunder without any further act on its part or any of the parties hereto, provided that such person would be eligible for appointment as a successor Warrant Trustee under subsection 10.8(a).

(d) Any Warrant Certificates certified but not delivered by a predecessor Warrant Trustee may be certified by the successor Warrant Trustee in the name of the predecessor or successor Warrant Trustee.

10.9 Conflict of Interest

(a) The Warrant Trustee represents to the Trust that at the time of execution and delivery hereof no material conflict of interest exists between its role as a Warrant Trustee hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor Warrant Trustee approved by the Corporation, on behalf of the Trust, and meeting the requirements set forth in subsection 10.8(a). Notwithstanding the foregoing provisions of this subsection 10.9(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b) Subject to subsection 10.9(a), the Warrant Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Trust and generally may contract and enter into financial transactions with the Trust or any subsidiary of the Trust without being liable to account for any profit made thereby.

10.10 Acceptance of Trust

The Warrant Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

10.11 Warrant Trustee Not to be Appointed Receiver

The Warrant Trustee and any person related to the Warrant Trustee shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Trust.

10.12 Knowledge of Warrant Trustee

The Warrant Trustee shall not be required to take notice or be deemed to have notice, whether constructive or actual, of any matter hereunder, unless the Warrant Trustee shall have received from the Trust or a Warrantholder a notice stating the matter in respect of which the Warrant Trustee should have notice.

ARTICLE 11
GENERAL

11.1 Notice to the Trust, the Corporation and the Warrant Trustee

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Trust or the Warrant Trustee shall be deemed to be validly given if delivered or if sent by certified letter, postage prepaid or via facsimile transmission:

If to the Trust:

Harvest Energy Trust
c/o Harvest Operations Corp.
Suite 2400, 500 – 4th Avenue S.W.
Calgary, Alberta, T2P 2V6

Attention: **Jacob Roorda**
Telecopy: (403) 265-1178

If to the Corporation:

Harvest Operations Corp.
Suite 2400, 500 – 4th Avenue S.W.
Calgary, Alberta, T2P 2V6

Attention: **Jacob Roorda**
Telecopy: (403) 265-1178

If to the Warrant Trustee:

Valiant Trust Company
Suite 510, 550 – 6th Avenue S.W.
Calgary, Alberta, T2P 0S2

Attention: Manager, Personal and Corporate Trust
Facsimile: (403) 233-2857

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if telecopied, on the next Business Day following the date of transmission, provided that its contents are transmitted and received completely and accurately.

(b) The Trust, the Corporation or the Warrant Trustee, as the case may be, may from time to time notify the other in the manner provided in subsection 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Trust, the Corporation or the Warrant Trustee, as the case may be, for all purposes of this Indenture.

(c) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Trustee, the Corporation or to the Trust hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in subsection 11.1(a), by facsimile transmission or other means of prepaid, transmitted and recorded communication.

11.2 Notice to Warrantholders

(a) Except as otherwise provided herein, any notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, on the fifth Business Days following actual posting of the notice. Accidental error or omission in giving notice or accidental failure to mail notice to any holder will not invalidate any action or proceeding founded thereon.

(b) If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Warrantholders, the Warrant Trustee, the Corporation or the Trust would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if published once (i) in the national edition of The Globe & Mail; and (ii) in such other place or places and manner, if any, as the Warrant Trustee may require. Any notice given to Warrantholders by publication shall be deemed to have been given on the last day on which publication shall have been effected.

11.3 Ownership of Special Warrants

The Trust and the Warrant Trustee may deem and treat the registered owner of any Warrant Certificate as the absolute owner of the Special Warrant represented thereby for all purposes, and the Trust and the Warrant Trustee shall not be affected by any notice or knowledge to the contrary except where the Trust or the Warrant Trustee is required to take notice by statute or by order of a court of competent jurisdiction. A Warrantholder shall be entitled to the rights evidenced by such Warrant Certificate free from all equities or rights of set-off or counterclaim between the Trust and the original or any intermediate holder of the Special Warrants and all persons may act accordingly. The receipt of any such Warrantholder of the Trust Units (together with any property or securities, if any, required to be paid and delivered) which may be acquired pursuant thereto, shall be a good discharge to the Trust and the Warrant Trustee for the same and neither the Trust nor the Warrant Trustee shall be bound to inquire into the title of any such holder except where the Trust or the Warrant Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

11.4 Evidence of Ownership

(a) Upon receipt of a certificate of any bank, trust company or other depository satisfactory to the Warrant Trustee stating that the Special Warrants specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Trust and the Warrant Trustee may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Special Warrant during such period, for the purpose of any requisition, direction, consent, instruction or other document to be made, signed or given by the holder of the Special Warrant so deposited.

(b) The Trust and the Warrant Trustee may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person (i) the signature of any officer of any bank, trust company, or other depository satisfactory to the Warrant Trustee as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to it the execution thereof, (iii) a statutory declaration of a witness of such execution, or (iv) any other documentation satisfactory to the Trust and the Warrant Trustee.

11.5 Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

11.6 Satisfaction and Discharge of Indenture

Upon the earlier of:

(a) the date by which there shall have been delivered to the Warrant Trustee for exercise, cancellation or destruction all Warrant Certificates theretofore certified hereunder; or

(b) the Expiry Time;

and if all certificates required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture (except for the indemnities given to the Warrant Trustee) shall cease to be of further effect and the Warrant Trustee, on demand of and at the cost and expense of the Trust and upon delivery to the Warrant Trustee of a certificate of the Trust stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Trustee by the Trust and the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

11.7 Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.8 Trust Units or Special Warrants Owned by the Trust or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Special Warrants owned legally or beneficially by the Trust or any Subsidiary of the Trust in Section 8.16, the Trust shall provide to the Warrant Trustee, from time to time and upon request of the Warrant Trustee, a certificate of the Trust setting forth as at the date of such certificate:

(a) the names (other than the name of the Trust) of the registered holders of Special Warrants which, to the knowledge of the Trust, are owned by or held for the account of the Trust or any Subsidiary of the Trust; and

(b) the number of Special Warrants owned legally or beneficially by the Trust or any Subsidiary of the Trust;

and the Warrant Trustee, in making the computations in Section 8.16, shall be entitled to rely on such certificate without any additional evidence.

11.9 Contracts of the Trust

The parties hereby acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the trustee of the Trust or any of the registered or beneficial Unitholders of the Trust, or any annuitant under a plan of which a Unitholder of the Trust acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of such persons or the private property of any such persons. Any recourse against the Trust or any of the aforementioned persons in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Indenture relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture.

11.10 Acknowledgment Regarding Corporation

Each of the parties hereto hereby acknowledges and agrees that, notwithstanding that it may not be expressly provided for herein, any obligation of, action required or advisable to be taken by, covenant or condition to be performed or observed by, determination required to be made by, discretion to be exercised by, representation, warranty, agreement or covenant of or indemnity provided by, or any of the foregoing in relation to, the Trust shall also be deemed to be an obligation of, action required or advisable to be taken by, covenant or condition to be performed or observed by, determination required to be made by, discretion to be exercised, representation, warranty or covenant of or indemnity provided by, or any of the foregoing in relation to, the Corporation with the same force and effect as if made by and agreed to by the Corporation (to which the Corporation hereby expressly agrees); provided, however, that the foregoing shall only have the force and effect as if made and agreed to by the Corporation to the extent that same is necessary to be discharged or satisfied by the Corporation on behalf of the Trust as a result of the Corporation being responsible entirely for the management of and provision of administrative and other services to the Trust pursuant to the Trust Indenture or the Administration Agreement.

11.11 Entire Agreement

This instrument states the entire agreement between the parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under their respective corporate seals and the hands of their proper officers in that behalf.

HARVEST ENERGY TRUST, by its attorney Harvest Operations Corp.

Per: (signed) "Jacob Roorda"

Per: (signed) "David Fisher"

HARVEST OPERATIONS CORP.

Per: (signed) "Jacob Roorda"

Per: ("signed) "David Fisher"

VALIANT TRUST COMPANY

Per: (signed) "Jenny Hart"

Per: (signed) "Cheryl Dahlager"

THIS IS SCHEDULE "A" to the Special Warrant Indenture made as of February 4, 2003 between Harvest Energy Trust, Harvest Operations Corp. and Valiant Trust Company as Warrant Trustee.

Unless permitted under applicable securities legislation, the holder of these securities shall not trade the securities before February 5, 2004.

These Special Warrants and the securities issuable upon exercise of these Special Warrants have not be and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state and these Special Warrants may not be exercised (or deemed exercised) in the United States or by or on behalf of a "U.S. person" (as defined in Regulation S under the U.S. Securities Act) unless an exemption from registration under the U.S. Securities Act and any applicable state securities law is available.

SPECIAL WARRANT CERTIFICATE

HARVEST ENERGY TRUST

(a trust governed by the laws of Alberta)

SPECIAL WARRANT CERTIFICATE NO.	SPECIAL WARRANTS, each entitling the holder to acquire (subject to adjustment) one Trust Unit for each Special Warrant represented hereby.

THIS IS TO CERTIFY THAT

(hereinafter referred to as the "holder") is the registered holder of the number of Special Warrants specified above, entitling the holder to acquire in the manner and subject to the restrictions and adjustments set forth herein, at any time and from time to time from the date of issue of this certificate (as recorded on the register of the Warrant Trustee) (the "Effective Date") until 5:00 p.m. (Calgary time) (the "Expiry Time") on the earlier of: (i) the fifth (5th) Business Day following the day upon which a decision document for a final prospectus relating to the distribution of Trust Units upon the exercise of Special Warrants (the "MRRS Decision Document") has been obtained on behalf of the securities commission or similar regulatory authority in each of the provinces in which Special Warrants have been sold (the "Filing Jurisdictions"); and (ii) that date which is 365 days from the final closing of the offering of the Special Warrants (the "Expiry Date"), one fully paid and non-assessable trust unit ("Trust Unit") without nominal or par value of Harvest Energy Trust (the "Trust"), subject to adjustment, as such trust units were constituted on the Effective Date, for each Special Warrant represented hereby.

The Special Warrants represented by this certificate are issued under and pursuant to a Special Warrant Indenture (the "Indenture") made as of February 4, 2003 between the Trust, Harvest Operations Corp. (the "Corporation") and Valiant Trust Company (the "Warrant Trustee"). Reference is made to the Indenture and any instruments supplemental thereto for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which the Special Warrants are, or are to be, issued and held, with the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth. By acceptance hereof, the holder assents to all provisions of the Indenture. In the event any conflict between the provisions of this Special Warrant Certificate and the Indenture, the terms of the Indenture shall govern. The Trust will furnish to the holder, on request and upon payment of a reasonable charge for photocopying and postage, a copy of the Indenture.

Capitalized words and phrases utilized in this Special Warrant Certificate without definition shall have the meanings ascribed thereto in the Indenture.

The Indenture provides that in the event of any alteration of the Trust Units, including any subdivision, consolidation or reclassification, and in the event of any form of reorganization of the Trust, including any amalgamation, merger or arrangement, an adjustment shall be made to the terms of the Special Warrants such that the holders shall, upon exercise of the Special Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Special Warrants immediately prior to the occurrence of those events provided that no fractional Trust Units will be issued.

The registered holder of this Special Warrant Certificate may, at any time prior to the Expiry Time, upon surrender hereof to the Warrant Trustee at its principal office in either of the cities of Calgary, Alberta or Toronto, Ontario, exchange this Special Warrant Certificate for other Special Warrant Certificates entitling the holder to acquire, in the aggregate, the same number of Trust Units as may be acquired under this Special Warrant Certificate.

If an MRRS Decision Document for a prospectus relating to the distribution of Trust Units upon the exercise of the Special Warrants has not been obtained on or before 5:00 p.m. (Calgary time) on May 5, 2003 by or on behalf of:

(a) the Securities Commission in a province which is a Filing Jurisdiction, each holder resident in such province, or

(b) the Securities Commission in the Province of Alberta, each holder wherever resident,

shall thereafter be entitled, upon exercise or deemed exercise of any Special Warrants, to acquire 1.09 Trust Units for each Special Warrant, subject to adjustment, at no additional cost to the holder, in lieu of the one (1) Trust Unit to which the holder would otherwise have been entitled.

The right to acquire Trust Units may only be exercised by the holder prior to the Expiry Time by:

(a) duly completing and executing the Exercise Form attached hereto; and

(b) surrendering this Special Warrant Certificate to the Warrant Trustee at the principal office of the Warrant Trustee the City of Calgary, Alberta and Equity Transfer Services Inc. in Toronto, Ontario.

Special Warrant Certificates representing Special Warrants which have not been exercised by the Expiry Time shall, subject to applicable law be deemed to be exercised on the basis provided for herein at the Expiry Time on the Expiry Date without any further action on the holder's part and the Warrant Trustee is hereby authorized to do all things and take such action for and on behalf of such holder to exercise such Special Warrants. The Trust Units issued upon such deemed exercise shall be sent by courier or by first class registered mail by the Warrant Trustee to the holder at his registered address. Thereafter, Special Warrant Certificates will represent only the right of the registered holder thereof to receive the Trust Units to be issued upon exercise.

Prior to the Expiry Time, the Special Warrants represented by this Special Warrant Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Trustee at the office referred to above. At the Expiry Time, outstanding Special Warrants shall be deemed to be surrendered without any further action on the part of the holder.

Upon the exercise or deemed exercise of these Special Warrants, the person or persons in whose name or names the Trust Units issuable upon exercise of the Special Warrants are to be issued shall be deemed for all purposes (except as provided in the Indenture) to be the holder or holders of record of such Trust Units and the Trust covenants that it will (subject to the provisions of the Indenture) cause a certificate or certificates representing such Trust Units to be delivered or mailed to the person or persons listed in the register of Warrantholders kept by the Warrant Trustee or, as applicable, at the address or addresses specified in the Exercise Form (if the same has been provided to the Trust prior to such mailing) within five (5) Business Days.

The registered holder of these Special Warrants may acquire any lesser number of Trust Units than the number of Trust Units which may be acquired for the Special Warrants represented by this Special Warrant Certificate. In such event, the holder shall be entitled to receive a new Special Warrant Certificate for the balance of the Trust Units which may be acquired. No fractional Trust Units will be issued.

The holding of the Special Warrants evidenced by this Special Warrant Certificate shall not constitute the holder hereof a Unitholder of the Trust or entitle the holder to any right or interest in respect thereof except as expressly provided in the Indenture and in this Special Warrant Certificate.

The Indenture provides that all holders of Special Warrant Certificates shall be bound by any resolution passed at a meeting duly called and convened of the holders held in accordance with the provisions of the Indenture and resolutions signed by the holders of Special Warrants entitled to acquire a specified majority of the Trust Units which may be acquired pursuant to all then outstanding Special Warrant Certificates.

The Special Warrants evidenced by this Special Warrant Certificate may be transferred on the register kept at the principal office of the Warrant Trustee by the registered holder hereof or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Trustee, only upon compliance with the conditions prescribed in the Indenture and upon compliance with such reasonable requirements as the Warrant Trustee may prescribe. **THE TRANSFER OF THE SPECIAL WARRANTS EVIDENCED HEREBY IS RESTRICTED BY APPLICABLE SECURITIES LAWS. HOLDERS ARE ADVISED TO CONSULT THEIR LEGAL COUNSEL IN THIS REGARD.**

The Special Warrants evidenced by this Special Warrant Certificate have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "US Securities Act"), and may not be offered or sold to a person in the United States, except pursuant to an exemption from registration under the US Securities Act. Compliance with the securities laws of any jurisdiction is the responsibility of the holder of this Special Warrant Certificate or its transferee.

This Special Warrant Certificate shall not be valid for any purpose whatever unless and until it has been certified by or on behalf of the Warrant Trustee.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Trust has caused this Special Warrant Certificate to be signed by its duly authorized officer as of February 4, 2003.

HARVEST ENERGY TRUST, by its attorney, Harvest Operations Corp.

Per: ______________________________

Certified by:

VALIANT TRUST COMPANY
Warrant Trustee, Calgary, Alberta or
EQUITY TRANSFER SERVICES INC. by its attorney
Toronto, Ontario

By: ______________________________
Authorized Signature

TRANSFER OF SPECIAL WARRANTS

NOTE: SPECIAL WARRANTS MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH APPLICABLE LAW.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to ________________________________ (print name and address of Assignee), ______________ Special Warrants of Harvest Energy Trust registered in the name of the undersigned on the records of Valiant Trust Company represented by the Special Warrant Certificate attached and irrevocably appoints ________________ the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution.

The undersigned certifies that all applicable Canadian and foreign securities laws and requirements of regulatory authorities respecting the transfer of the said securities have been complied with.

DATED the _____ day of _________, ____.

_______________________________________ _______________________________________

Signature Guaranteed (Signature of Special Warrantholder)

Instructions:

1. Signature of the Special Warrantholder must be the signature of the person appearing on the face of this Special Warrant Certificate.

2. If this Transfer Form is signed by a Warrant Trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Trustee and the Trust.

3. The signature on the Transfer Form must be guaranteed by a Schedule "A" major chartered bank/trust company or a member of acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "Signature guaranteed". Signature guarantees are not acceptable from treasury branches or credit unions unless they are members of the Stamp Medallion Program.

4. **Special Warrants shall only be transferable in accordance with applicable laws. The transfer of Special Warrants to a purchaser not resident in a Filing Jurisdiction may result in the Trust Units obtained upon the exercise of the Special Warrants (whether after or before obtaining an MRRS Decision Document for a final prospectus relating to the distribution of Trust Units upon exercise of Special Warrants) not being freely tradable in the jurisdiction where such purchaser is resident.**

EXERCISE FORM

TO: **HARVEST ENERGY TRUST**
c/o VALIANT TRUST COMPANY

The undersigned hereby exercises the right to acquire _________________ Trust Units of Harvest Energy Trust as constituted on the Effective Date (or such number of other securities or property to which such Special Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the Indenture referred to in the accompanying Special Warrant Certificate) in accordance with and subject to the provisions of such Indenture.

The Trust Units (or other securities or property) are to be issued as follows:

Name: ____
(print clearly)

Address in full: ____

____

Social Insurance Number: ____

Number of Trust Units: ____

Note: If further nominees intended, please attach (and initial) schedule giving these particulars.

The undersigned represents, warrants and certifies the undersigned holder (i) at the time of exercise of these Special Warrants is not in the United States; (ii) is not a "U.S. person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and is not exercising these Special Warrants on behalf of a "U.S. person"; and (iii) did not execute or deliver this Exercise Form in the United States.

DATED this ____ day of _________, ____.

______________________________	______________________________
Signature Guaranteed	(Signature of Special Warrantholder)
	______________________________
	Print full name
	______________________________
	Print full address
	______________________________

NOTES:

(1) **TRUST UNITS RECEIVED ON THE EXERCISE OF THE SPECIAL WARRANTS MAY BE SUBJECT TO A "HOLD PERIOD" UNDER APPLICABLE SECURITIES LAWS IF THE SPECIAL WARRANTS ARE EXERCISED PRIOR TO THE DATE ON WHICH A MRRS DECISION DOCUMENT FOR A PROSPECTUS IS ISSUED OR IF A MRRS DECISION DOCUMENT IS NOT ISSUED ON BEHALF OF THE APPLICABLE SECURITIES COMMISSION WITH RESPECT TO THE TRUST UNITS OF THE TRUST ISSUABLE ON THE EXERCISE OF THIS SPECIAL WARRANT CERTIFICATE.**

(2) **TRUST UNITS WILL BE ISSUED IN THE NAME OF THE REGISTERED HOLDER AND DELIVERED TO THE ADDRESS OF THE REGISTERED HOLDER AS IT APPEARS ON THE SPECIAL WARRANT REGISTER UNLESS OTHERWISE DIRECTED.**

Instructions:

1. The registered holder may exercise its right to receive Trust Units by completing this form and surrendering this form and the Special Warrant Certificate representing the Special Warrants being exercised to Valiant Trust Company at its principal office at Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2. Certificates for Trust Units will be delivered or mailed within five business days after the exercise of the Special Warrants.

2. If the Exercise Form indicates that Trust Units are to be issued to a person or persons other than the registered holder of the Certificate, the signature of such holder of the Exercise Form must be guaranteed by a Schedule "A" major chartered bank/trust company or a member of acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "Signature guaranteed". Signature guarantees are not acceptable from treasury branches or credit unions unless they are members of the Stamp Medallion Program.

3. If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Trustee and the Trust.

(21)

04 MAR -9 AM 7:21

This prospectus constitutes a public offering of t ... ein only by persons authorized to sell such securities. No se ... ce to claim otherwise. These securities have not been and wi ... , except to the extent exempt from such registration requirements ... this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ... Plan of Distribution".

New Issue **March 7, 2003**

PROSPECTUS

Harvest Energy Trust

1,500,000 Trust Units issuable

on exercise of 1,500,000 Special Warrants

Harvest Energy Trust (the "**Trust**") is hereby qualifying for distribution 1,500,000 Trust Units of the Trust (the "**Qualified Units**") issuable upon exercise of 1,500,000 issued and outstanding special warrants (the "**Special Warrants**"). The Special Warrants were issued on February 4, 2003 (the "**Closing Date**") pursuant to the Special Warrant Indenture (as defined herein) and sold to purchasers in the provinces of Alberta, British Columbia and Ontario (collectively, the "**Filing Provinces**") on a private placement basis pursuant to prospectus exemptions under applicable securities legislation through FirstEnergy Capital Corp. and Haywood Securities Inc. (collectively, the "**Underwriters**"). The Special Warrants are not available for purchase pursuant to this prospectus. See "Plan of Distribution".

The issue price of $10.00 per Special Warrant was determined by negotiation between Harvest Operations Corp. ("**Harvest**" or the "**Corporation**"), a wholly-owned subsidiary of and manager of the Trust, on behalf of the Trust, and the Underwriters. No commission or fee will be payable to the Underwriters by the Trust in connection with the distribution of the Qualified Units upon the exercise of the Special Warrants.

	Offering Price	Underwriters' Fee (1)	Net Proceeds (2)
Per Special Warrant	$ 10.00	$ 0.50	$ 9.50
Total	$ 15,000,000	$ 750,000	$ 14,250,000

Notes:

(1) The Trust paid a fee of 5% to the Underwriters in connection with the sale of the Special Warrants. No commission or fee is payable to the Underwriters in connection with the distribution of the Qualified Units upon the exercise of the Special Warrants.

(2) Before deducting the expenses in connection with the issuance of the Special Warrants and qualification for distribution of the Qualified Units estimated to be $200,000.

Each Special Warrant entitles the holder to acquire, subject to adjustment, at no additional cost, one Qualified Unit at any time until 5:00 p.m. (Calgary time) on the earlier of: (i) five (5) Business Days (as defined herein) after the Final Receipt Date (as defined herein); and (ii) the first anniversary of the Closing Date (the first of such events to occur is hereinafter referred to as the "**Expiry Time**").

In the event that a Final MRRS decision document (as defined herein) is not obtained by the Trust on or prior to the Qualification Deadline (as defined herein) on behalf of the Canadian securities regulatory authority in each of the Filing Provinces, then each holder of Special Warrants in each of the Filing Provinces on whose behalf a Final MRRS decision document has not been obtained (or, if a Final MRRS decision document has not been obtained on behalf of the Province of Alberta, all holders wherever resident) shall be entitled after the Qualification Deadline to receive on the exercise or deemed exercise of the Special Warrants an additional 0.09 of a Trust Unit for each such Special Warrant so exercised without additional payment. Special Warrants not previously exercised by the holders thereof shall be deemed to be exercised immediately prior to the Expiry Time without further action on the part of the holder. The Trust will continue to use its best

efforts to obtain a Final MRRS decision document on behalf of the Canadian securities regulatory authority in each Filing Province where a Final MRRS decision document is not obtained on or before the Qualification Deadline until February 4, 2004.

Any Trust Units issued upon the exercise of Special Warrants prior to the Final Receipt Date will be subject to relevant hold periods under applicable securities legislation.

An investment in the Qualified Units is highly speculative due to a number of risks, including: (i) the volatility of oil, natural gas and natural gas product prices; (ii) Trust's and the Corporation's ability to replace reserves by purchasing reserves or otherwise; (iii) depletion and recoverability of reserves and reserves estimates; (iv) environmental concerns; (v) debt service; (vi) changes in legislation; (vii) the nature of oil and natural gas operations; (viii) reliance on the Corporation; (ix) potential conflicts of interest; (x) investment eligibility; (xi) the nature of the Trust Unit form of security; and (xii) fluctuations in interest rates. See "Risk Factors".

The Trust Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "HTE". The TSX has conditionally approved the listing of the Qualified Units subject to the Trust fulfilling all of the requirements of such exchange. On January 16, 2003, being the day of negotiation of the issue price of the Special Warrants, the closing price of the Trust Units on the TSX was $10.75. On March 6, 2003, being the last day on which the Trust Units traded prior to the date of this prospectus, the closing price of the Trust Units on the TSX was $11.45. See "Price Range and Trading Volume".

Certificates for the Trust Units will be available for delivery within five (5) Business Days from the date of the exercise or deemed exercise of the Special Warrants. Certain legal matters in connection with this offering will be reviewed on behalf of the Trust and the Corporation by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

PROPERTIES OF THE TRUST


Thompson Lake
David North
Edmonton
Calgary

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Trust is hereby providing cautionary statements identifying important factors that could cause the Trust's actual results to differ materially from those projected in forward-looking statements made in this prospectus. Any statements that express or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always through use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "intends", "plans", "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this prospectus, and particularly in the risk factors set forth herein under "Risk Factors". Because actual results or outcome could differ materially from those expressed in any forward-looking statements of the Trust made by or on behalf of the Trust, investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Trust undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law including applicable securities laws. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of such factors and to assess in advance the impact of each such factor on the Trust or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

GLOSSARY OF TERMS

In this prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated.

"ABCA" means the *Business Corporations Act* (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time.

"Additional Direct Royalties" means a 99% undivided interest in the royalty interests acquired by the Corporation in connection with the Additional Properties Acquisition and sold by the Corporation to the Trust pursuant to a Direct Royalties Sale Agreement.

"Additional Properties" means the oil and natural gas properties and related assets acquired under the terms of the Additional Properties Agreement. See "Additional Properties".

"Additional Properties Acquisition" means the acquisition of the Additional Properties and the Additional Direct Royalties pursuant to the Additional Properties Agreement.

"Additional Properties Acquisition Cost" means the aggregate purchase price paid for the Additional Properties and the Additional Direct Royalties, being approximately $53.2 million, after adjustments. See "Additional Properties" and "Risk Factors".

"Additional Properties Agreement" means the agreement of purchase and sale between the Additional Properties Vendor and the Corporation dated August 1, 2002 for the purchase of the Additional Properties and the Additional Direct Royalties.

"Additional Properties Vendor" means Anadarko Canada Corporation.

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and the Corporation pursuant to which the Corporation has agreed to provide certain administrative and advisory services in connection with the Trust. See "Description of the Trust" and "Information Respecting the Corporation".

"AEUB" means the Alberta Energy and Utilities Board.

"Affiliate" means, with respect to the relationship between corporations, that one of them is controlled by the other or that both of them are controlled by the same Person and for this purpose a corporation shall be deemed to be controlled by the Person who owns or effectively controls, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation or otherwise) to elect the majority of its board of directors.

"ARTC" means the Alberta Royalty Tax Credit, an Alberta provincial government program under which, in certain circumstances, tax credits may be provided against royalties on oil and natural gas production payable to the Province of Alberta.

"Board of Directors" or **"Harvest Board"** means the board of directors of the Corporation.

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday in the Province of Alberta or any other day on which banks in Calgary, Alberta are not open for business.

"Canadian resource property" has the meaning given to that term in the Tax Act.

"Capital Fund" means the cumulative amount of funds that the Trust retains from the Cash Available For Distribution to finance future acquisitions and development of the Properties less amounts paid in respect of acquisitions and development of the Properties. Capital Fund retentions may range from 0% to 50% of the annual Cash Available For Distribution.

"Caribou" means Caribou Capital Corp.

"Cash Available For Distribution" means, for any particular period, the NPI Income and the Direct Royalties, any interest or other income from Permitted Investments, and ARTC received by the Trust net of Non-Deductible Crown royalties that are reimbursed by the Trust to the Corporation plus dividends on the issued and outstanding securities of the Corporation

held by the Trust less direct expenses and liabilities of the Trust including Debt Service Charges, and prior to any retention by the Trust for the Capital Fund. See "Description of the Trust – Cash Available For Distribution".

"Closing Date" means February 4, 2003, being the date on which the Trust issued the Special Warrants.

"Commodity Price and Currency Swaps" means swap, hedging and other arrangements made by the Corporation (including any assumed by the Corporation by contract, operation of law or otherwise), from time to time, in respect of commodity prices or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities or rates of exchange of one currency for another which affect Production Costs or revenues attributable to the Properties and includes guarantees, either direct or indirect, by the Corporation of any swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Corporation or the Trust provided such Person has guaranteed, directly or indirectly, the Corporation's Commodity Price and Currency Swaps.

"Corporation" means Harvest Operations Corp., a wholly-owned subsidiary of the Trust.

"Credit Facilities" means the credit facilities made available to the Corporation or the Trust from time to time, including, without limitation, the Current Bank Facility. See "Information Respecting the Corporation – Borrowing".

"Current Lender" means a syndicate of lenders with WestLB AG, New York Branch as a lender and as administrative agent for all of the lenders. On the date hereof, WestLB AG, New York Branch is the only such syndicate member.

"Current Bank Facility" means the existing credit facility provided by the Current Lender as more fully described under "Information Respecting the Corporation – Borrowing".

"Debt Service Charges" means all interest and principal repayments and other costs, expenses and disbursements relating to the borrowing of funds by the Trust and/or the Corporation, as applicable. See "Information Respecting the Corporation – Borrowing".

"Deferred Purchase Price Obligation" means the ongoing obligation of the Trust to pay to the Corporation, to the extent of the Trust's available funds, an amount equal to 99% of the cost of, including any amount borrowed to acquire, any Canadian resource property acquired by the Corporation, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties.

"Direct Royalties" means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time including the Initial Direct Royalties acquired by the Trust from the Corporation pursuant to a Direct Royalties Sale Agreement and the Additional Direct Royalties acquired from the Corporation in connection with the Additional Properties Acquisition.

"Direct Royalties Sale Agreement" means any purchase and sale agreement between the Trust and the Corporation providing for the purchase by the Trust from the Corporation of Direct Royalties including the amended and restated agreement dated September 27, 2002 in respect of the purchase of the Initial Direct Royalties and the agreement dated November 15, 2002 between the Corporation and the Trust in respect of the purchase of the Additional Direct Royalties.

"Distributable Cash" means, for any particular period, the Cash Available For Distribution less any amounts retained by the Trust and deposited into the Capital Fund.

"Economic Life" means, with respect to an oil and natural gas property, the time remaining before production of Petroleum Substances from the property is forecast to be uneconomic under escalating cost and price assumptions.

"Established Reserves" means the sum of 50% of the Probable Reserves and 100% of Proved Reserves.

"Expiry Date" means, the earlier of: (i) five (5) Business Days after the Final Receipt Date; and (ii) the first anniversary of the Closing Date.

"Expiry Time" means 5:00 p.m. (Calgary time) on the Expiry Date.

"Facilities" means natural gas processing plants, natural gas compression facilities, natural gas gathering facilities, crude oil batteries, crude oil pipelines, power generation facilities and similar facilities in which Petroleum Substances are compressed,

processed, gathered, transported, treated, measured or stored and which are located near the oil or natural gas wells from which such Petroleum Substances are produced.

"Farmout" means an agreement whereby a third party agrees to pay for the drilling of a well on one or more of the Properties in order to earn an interest therein, with the Corporation retaining a residual interest in such Properties.

"Filing Provinces" means, collectively, the provinces of Alberta, British Columbia and Ontario.

"Final MRRS decision document" means the document issued by the principal regulator under the Mutual Reliance Procedures that evidences that final receipts of the Securities Commission have been issued for the Final Prospectus.

"Final Prospectus" means the final prospectus of the Trust which qualifies the distribution of the Trust Units issuable upon the exercise of the Special Warrants.

"Final Receipt Date" means the latest date on which a Final MRRS decision document for the Final Prospectus is issued by the Alberta Securities Commission, as principal regulator of the Trust under the Mutual Reliance Procedures, on behalf of Canadian securities regulatory authorities in each of the Filing Provinces.

"Future Acquisition Costs" means the acquisition costs relating to any acquisition of Properties after the date of the NPI Agreement.

"General and Administrative Costs" means the aggregate amount representing all expenditures and costs incurred in the management and administration of the Corporation or the Trust reasonably allocable by the Corporation to the Properties including, (a) all reasonable costs and expenses relating to the Corporation and the Trust and paid to third parties by or on behalf of the Corporation or their affiliates; and (b) all reasonable costs and expenses incurred specifically for the Corporation or the Trust relating to the Corporation or the Trust including, auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, consulting, telephone, data processing, reporting, executive and management time, salaries, bonuses (including under an executive bonus plan of the Corporation, if any).

"Gross Reserves" means the Corporation's interest, or the interest to be acquired by the Corporation, in reserves before the deduction of royalty interests.

"Initial Direct Royalties" means a 99% undivided interest in the royalty interests acquired by the Corporation in connection with the acquisition of the Initial Properties and sold to the Trust pursuant to a Direct Royalties Sale Agreement.

"Initial Properties" means the properties and assets (other than the Initial Direct Royalties) acquired by the Corporation from the Initial Properties Vendors pursuant to the Sale Agreement. See "Acquisition of The NPI" and "Initial Properties".

"Initial Properties Acquisition Cost" means the aggregate purchase price paid for the Initial Properties and the Initial Direct Royalties after adjustments, being $26.1 million.

"Initial Public Offering" means the initial public offering of 3,750,000 Trust Units at a price of $8.00 per Trust Unit completed on December 5, 2002, resulting in proceeds of $30,000,000, and includes the over-allotment option granted in favour of and exercised by the Underwriters to acquire an additional 562,500 Trust Units at a price of $8.00 per Trust Unit, resulting in proceeds of $4,500,000.

"Initial Properties Vendors" means Devon Canada, a partnership, and Devon ARL Corporation.

"Interest Rate Swaps" means interest rate swap, hedging and other arrangements made by the Corporation (including any assumed by the Corporation by contract, operation of law or otherwise), from time to time, the purpose of which is to mitigate or eliminate exposure to fluctuations in interest rates applicable to the Credit Facilities or other interest rates which affect the production costs under the NPI Agreement and includes guarantees, either direct or indirect, by the Corporation of any interest rate swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Corporation or the Trust provided such Person has also guaranteed, directly or indirectly, the Corporation's Interest Rate Swaps.

"Interim Loan" means the loan agreements dated July 10, 2002 and July 30, 2002 between Caribou and the Trust pursuant to which Caribou agreed to advance up to $43 million to the Trust to finance, in part, the purchase of the NPI, the Initial

Direct Royalties and the Additional Direct Royalties from the Corporation, which were repaid in full from the proceeds of the Initial Public Offering. See "Description of the Trust – Interim Loan".

"Management Group" means those directors and officers of the Corporation and their close friends and associates who held the Management Group Debentures. See "Description of the Trust – Trust Debenture", "Capitalization of the Trust" and "Interests of Management and Others in Material Transactions".

"Management Group Debentures" means debentures of 990148 Alberta Ltd. formerly held by the Management Group. See "Description of the Trust – Trust Debenture", "Capitalization of the Trust", and "Interests of Management and Others in Material Transactions".

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

"McDaniel Report" means the independent engineering evaluation of the reserves associated with the Initial Properties and the Initial Direct Royalties as at August 1, 2002 conducted by McDaniel on behalf of the Corporation and the Additional Properties and the Additional Direct Royalties as at June 1, 2002 conducted by McDaniel on behalf of Anadarko Canada Corporation (which has been mechanically updated to August 1, 2002), based on constant and escalating price and cost assumptions.

"Miscellaneous Interests" means all miscellaneous properties, assets and rights which are related to Petroleum and Natural Gas Rights or Tangibles (other than Petroleum and Natural Gas Rights and Tangibles).

"Mutual Reliance Procedures" means the mutual reliance review system procedures provided under National Policy 43-201, Mutual Reliance Review System for Prospectuses and Annual Information Forms, of the Canadian Securities Administrators.

"Non-Deductible Crown Royalties" means Crown royalties which are: (i) required to be included in taxable income pursuant to Section 12(1)(o) of the Tax Act or any replacement thereof or substitution therefor; or (ii) not permitted to be deducted in computing taxable income pursuant to Section 18(1)(m) of the Tax Act or any replacement thereof or substitution therefor.

"Notes" means the promissory notes issuable by the Corporation in series pursuant to a note indenture to be redeemed in consideration for a portion of the NPI, having a fair market value equal to such principal amount, and being subject to the following terms and conditions:

(a) being unsecured and bearing interest at 6% per annum payable monthly in arrears on the 20th day of the next following month;

(b) being subordinate to all senior indebtedness which includes all indebtedness for borrowed money or owing in respect of property purchases on any default in payment of any such senior indebtedness, and to all trade debt of the Corporation or any subsidiary of the Corporation or the Trust on any creditor proceedings such as bankruptcy, liquidation or insolvency;

(c) being subject to earlier prepayment, being due and payable on the 15th anniversary of the date of issuance;

(d) being an aggregate principal amount not to exceed $500 million, and

(e) being subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Harvest Board.

"NPI" means the net profit interest owing by the Corporation to the Trust pursuant to the NPI Agreement.

"NPI Agreement" means the amended and restated net profit interest agreement regarding the creation and sale of the NPI dated September 27, 2002 between the Corporation and the Trustee as trustee for and on behalf of the Trust.

"NPI Deductions" means, the aggregate of (a): the Corporation's share of all costs and expenses in respect of the operation of the Properties and includes, without limitation, those costs relating to (i) the drilling completion, equipping and re-entry of

wells (including injection wells); (ii) the compression, dehydration, gathering, treating, processing and transportation of Production or substances produced from the Properties; (iii) the acquisition of Tangibles (including construction of Facilities); (iv) the payment of royalties and similar burdens other than Non-Deductible Crown Royalties; (v) the acquisition of Miscellaneous Interests; (vi) the sale and marketing of Production; (vii) insurance premiums; (viii) property, municipal, mineral and other taxes; (ix) the abandonment of wells and the decommissioning of Tangibles and Facilities; (x) remediation and reclamation of surface sites and clean-up and monitoring of environmental damage; (xi) drilling, transportation and other contracts or contract settlements not assigned to specific Properties; (xii) income, capital and other taxes of the Corporation reasonably allocable by the Corporation to the Properties; (b) Debt Service Charges incurred by the Corporation and any net loss from Interest Rate Swaps; (c) amounts contributed to the Reclamation Fund or the Reserve Fund; (d) General and Administrative Costs in excess of Residual Revenues; and (e) Future Acquisition Costs; but excluding depreciation, deferred taxes and losses from Commodity Price and Currency Swaps.

"NPI Income" in respect of any period for which the NPI Income is calculated means 99% of production revenues from the Properties less 99% of the amount by which all the NPI Deductions for such period exceeds the aggregate, without duplication, for such period of: (A) acquisition costs associated with an acquisition of certain rights and other interests under the NPI Agreement paid with the proceeds from the sale of Properties; (B) withdrawals from the Reserve Fund or Reclamation Fund to fund payment of the NPI Deductions; and (C) advances made pursuant to the Credit Facilities to fund the payment of the NPI Deductions less those NPI Deductions paid as part of the Deferred Purchase Price Obligation.

"NYMEX" means the New York Mercantile Exchange.

"Offering Documents" means any one or more of a prospectus, information memorandum, private placement memorandum and similar public or private offering documents, including this prospectus, or any understanding, commitment or agreement to issue or offer Trust Units.

"Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting.

"Permitted Investments" means:

(a) loan advances to the Corporation;

(b) interest bearing accounts of certain financial institutions including Canadian chartered banks and the Trustee;

(c) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(d) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee) the short term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation or Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(e) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and

(f) investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business;

provided that an investment is not a Permitted Investment if it:

(g) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(h) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(i) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Person" includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency.

"Petroleum and Natural Gas Rights" means rights to explore for, drill for, produce, save and market Petroleum Substances, including fee simple interests in Petroleum Substances and interests granted pursuant to instruments commonly known as Crown or freehold petroleum and/or natural gas leases, licenses or permits, but not Direct Royalties.

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons, (including condensate and natural gas liquids) and all other substances (including sulphur and its compounds), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith.

"Pro Rata Share" means, of any particular amount in respect of a Unitholder at any time, the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time.

"Production" means the produced Petroleum Substances attributed to the Properties.

"Properties" means the working, royalty or other interests of the Corporation in any petroleum and natural gas rights, tangibles and miscellaneous interests, including the Initial Properties, the Additional Properties and any other properties which may be acquired from time to time by the Corporation (excluding the Direct Royalties).

"Proved Reserves", "Probable Reserves", "Producing Reserves", "Non-Producing Reserves" and **"Net Reserves"** have the meanings given to those terms under "Initial Properties – Oil and Natural Gas Reserves" and "Additional Properties – Oil and Natural Gas Reserves", as the case may be.

"Qualification Deadline" means 5:00 p.m. (Calgary time) on May 5, 2003.

"Qualified Units" means the Trust Units issuable upon exercise of the Special Warrants and which are being qualified for distribution by the Final Prospectus.

"Reclamation Fund" means the cumulative amount of funds that the Corporation retains from the Properties to fund ongoing environmental obligations net of amounts used to fund the NPI Deductions. See "Description of the Trust – Reclamation Fund".

"Record Date" means December 31 of each year hereafter and the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the Board of Directors.

"Reserve Fund" means the cumulative amount of production revenues and Residual Revenues entitled to be retained by the Corporation pursuant to the NPI Agreement to provide for payment of production costs which the Corporation estimates will or may become payable in the following six months for which there may not be sufficient production revenues to satisfy such production costs in a timely manner net of amounts used to fund the NPI Deductions. See "Description of the Trust – Reserve Fund".

"Reserve Life Index" means the amount obtained by dividing the quantity of reserves by the annualized 2002 production of Petroleum Substances from those reserves as projected in the McDaniel Report.

"Reserve Value" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax net cash flow from the Established Reserves shown in the most recent engineering report relating to such property, discounted at 10% and using escalating price and cost assumptions (a common benchmark in the oil and natural gas industry).

"Residual Revenues" means: (a) the Corporation's share of any and all net revenues received by Corporation attributable in any way to the Properties other than revenues used to calculate the NPI Income or the net proceeds of a disposition of the Petroleum and Natural Gas Rights subject to the NPI and includes, without limitation, net revenues relating to the transportation, processing, gathering and treatment of third party production, the sale of Tangible and Miscellaneous Interests, insurance proceeds, seismic sale or licensing, incentives and rebates in respect of production costs, the net profit or loss relating to Commodity Price and Currency Swaps, take or pay payments, ARTC; and (b) royalty or other similar interests owned by the Corporation other than Direct Royalties less (c) amounts declared as dividends to the shareholders of the Corporation.

"Sale Agreement" means the purchase and sale agreement dated May 28, 2002 and as amended on July 4, 2002 between the Corporation and the Initial Properties Vendors providing for the purchase by the Corporation of the Initial Properties and the Initial Direct Royalties.

"Securities Commission" means, collectively, the applicable securities commissions or similar securities regulatory authorities in the Filing Provinces.

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

"Special Warrant Indenture" means the special warrant indenture entered into between the Trust, the Corporation and the Warrant Trustee dated effective as of the Closing Date governing the terms and conditions of the Special Warrants.

"Special Warrants" means the 1,500,000 special warrants of the Trust created and issued pursuant to the Special Warrant Indenture entitling the holders thereof to acquire, subject to adjustment, one Qualified Unit for each Special Warrant.

"Subsequent Investments" means any of the investments that the Trust may make pursuant to the Trust Indenture, which includes:

(a) making payments to the Corporation pursuant to the Deferred Purchase Price Obligations under the NPI Agreement;

(b) acquiring or investing in securities of the Corporation and in the securities of any other entity and borrowing funds or obtaining credit for that purpose; and

(c) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto,

provided that such investments will not be a Subsequent Investment if it:

(d) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(e) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(f) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"TSX" means the Toronto Stock Exchange.

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder.

"Tangibles" means all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use, from time to time, for purposes of producing Petroleum Substances from the Properties or lands pooled or unitized therewith or for storing, measuring, compressing, treating, processing or collecting such Petroleum Substances, including wellheads, wellhead equipment, tanks, pumps, pump jacks, separators, dehydrators, flow lines and Facilities.

"Third Party" means any Person other than the Corporation, the Trust or an Affiliate of the Corporation.

"Trust" means Harvest Energy Trust.

"Trust Debenture" means the debenture issued August 15, 2002 by the Trust in the principal amount of $5 million to 990148 Alberta Ltd. (the "Holder") pursuant to which an aggregate of $5 million was advanced to the Trust to finance, in part, the Trust's obligation pursuant to the Deferred Purchase Price Obligation under the NPI Agreement. The Trust Debenture was settled on closing of the Initial Public Offering with the issuance of 5,000,000 Trust Units. See "Description of the Trust – Trust Debenture", "Capitalization of the Trust" and "Interests of Management and Others in Material Transactions".

"Trust Fund" at any time, shall mean any of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under the Trust Indenture:

(a) the amount paid to settle the Trust;

(b) all funds realized from the issuance of Trust Units;

(c) any Permitted Investments in which funds may from time to time be invested;

(d) all rights in respect of and income generated under the NPI Agreement, including the NPI;

(e) all rights in respect of and income generated under a Direct Royalties Sale Agreement;

(f) any Subsequent Investment;

(g) any proceeds of disposition of any of the foregoing property including, without limitation, the Direct Royalties; and

(h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"Trust Indenture" means the amended and restated trust indenture dated September 27, 2002 between the Trustee and the Corporation as such indenture may be further amended by supplemental indentures from time to time.

"Trust Units" means a trust unit of the Trust created, issued and certified under the Trust Indenture and outstanding and entitled to the benefits thereof.

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust.

"Undeveloped Lands" means those lands included in the Initial Properties and the Additional Properties which have not shown definite Proved Reserve or Probable Reserve potential as a result of regional development and/or exploration activities as of the effective date of the McDaniel Report.

"Underwriters" means, collectively, FirstEnergy Capital Corp. and Haywood Securities Inc.

"Underwriting Agreement" means the underwriting agreement entered into between the Trust and the Underwriters dated effective February 4, 2003, with respect to the sale of the Special Warrants.

"Unitholders" means the holders from time to time of one or more Trust Units.

"U.S. Securities Act" means the *United States Securities Act of 1933*, as amended.

"Vendor" means the Initial Properties Vendors or the Additional Properties Vendor, as the case may be.

"Warrant Trustee" means Valiant Trust Company, in its capacity as trustee under the Special Warrant Indenture.

"Warrants" means 150,000 warrants to purchase 150,000 Trust Units at $1.00 per Trust Unit issued in connection with the Interim Loan which were exercised by the holder thereof on January 23, 2003. See "Description of the Trust – Warrants", "Capitalization of the Trust" and "Interests of Management and Others in Material Transactions".

"Working Interest" means an undivided interest held by a party in an oil and/or natural gas or mineral lease granted by a Crown or freehold mineral owner, which interest gives the holder the right to "work" the property (lease) to explore for, develop, produce and market the lease substances but does not include, among other things, a royalty, overriding royalty, gross overriding royalty, net profits interest or other interest that entitles the holder thereof to a share of production or proceeds of sale of production without a corresponding right or obligation to "work" the property.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Bcf	billion cubic feet
Bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
NGLs	natural gas liquids	MMBTU	million British Thermal Units

Other

AECO	EnCana Corporation's natural gas storage facility located at Suffield, Alberta.
BOE	means barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one Bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
BOE/d	barrels of oil equivalent per day.
MBOE	means thousand barrels of oil equivalent.
OOIP	means original oil in place.
WTI	means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
MW	megawatts of electricity.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

ALL DOLLAR AMOUNTS SET FORTH IN THIS PROSPECTUS ARE IN CANADIAN DOLLARS, EXCEPT WHERE OTHERWISE INDICATED.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For an explanation of certain terms and abbreviations used in this prospectus, reference is made to the "Glossary of Terms", "Abbreviations" and "Conversions".

The Offering

The Trust: The Trust is a publicly traded oil and natural gas energy trust engaged, through its wholly-owned subsidiary, Harvest, in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Province of Alberta. See "Description of the Trust" and "Information Respecting the Corporation".

The Offering: 1,500,000 Qualified Units issuable on the exercise or deemed exercise of 1,500,000 issued and outstanding Special Warrants. See "Plan of Distribution".

Price: Each Special Warrant entitles the holder thereof to acquire, at no additional cost, one Qualified Unit of the Trust at any time until 5:00 p.m. (Calgary time) on the earlier of five (5) Days after the after the Final Receipt Date and the first anniversary of the Closing Date. The Special Warrants were issued on the Closing Date pursuant to prospectus exemptions under applicable securities legislation at a price of $10.00 per Special Warrant. The offering price of the Special Warrants was determined by negotiation between Harvest, on behalf of the Trust, and the Underwriters.

Qualified Units: 1,500,000 Trust Units issuable upon exercise of 1,500,000 outstanding Special Warrants which were issued on the Closing Date pursuant to prospectus exemptions under applicable securities legislation at a price of $10.00 per Special Warrant resulting gross proceeds of $15,000,000. This prospectus is hereby qualifying for distribution the Trust Units issuable upon exercise of the Special Warrants.

Exercise Details: Each Special Warrant entitles the holder thereof to acquire, subject to adjustment, at no additional cost, one Qualified Unit at any time until 5:00 p.m. (Calgary time) on the earlier of: (i) five (5) Business Days after the Final Receipt Date; and (ii) the first anniversary of the Closing Date. Any Trust Unit issued upon the exercise of Special Warrants prior to the Final Receipt Date will be subject to relevant hold periods under applicable securities legislation. Any Special Warrants not previously exercised by holders thereof shall be deemed to have been exercised immediately prior to the Expiry Time. As at the date hereof, none of the Special Warrants have been exercised.

In the event that a Final MRRS decision document is not obtained by the Trust on or prior to the Qualification Deadline on behalf of the Canadian securities regulatory authority in each of the Filing Provinces, then each holder of Special Warrants in each of the Filing Provinces on whose behalf a Final MRRS decision document has not been obtained (or, if a Final MRRS decision document has not been obtained on behalf of the Province of Alberta, all holders wherever resident) shall be entitled after the Qualification Deadline to receive on the exercise or deemed exercise of the Special Warrants an additional 0.09 of a Trust Unit for each such Special Warrant so exercised without additional payment. Special Warrants not previously exercised by the holders thereof shall be deemed to be exercised immediately prior to the Expiry Time without further action on the part of the holder. The Trust will continue to use its best efforts to obtain a Final MRRS decision document on behalf of the Canadian securities regulatory authority in each Filing Province where a Final MRRS decision document is not obtained on or before the Qualification Deadline until February 4, 2004.

Use of Proceeds: The gross proceeds realized by the Trust from the issuance of the Special Warrants was $15,000,000 (before deducting the Underwriters' fee of $750,000 and the expenses in connection with the issuance of the Special Warrants and the qualification for distribution of the Qualified Units, estimated to be $200,000, which will be paid out of

the general funds of the Trust) which were used by the Trust to partially repay the advance made under the Current Bank Facility which was used previously to partially fund the Additional Properties Acquisition and for working capital. See "Use of Proceeds".

Cash Distributions: Unitholders of record on a Record Date will be entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day then such payment will be made on the next Business Day. Holders of Special Warrants of record on a Record Date will be entitled to receive monthly cash distributions of Distributable Cash in accordance with the terms of the Special Warrant Indenture. See "Plan of Distribution".

The Trust retains a portion of the Cash Available For Distribution in the Capital Fund to facilitate future acquisitions and development of the Properties. Management of the Corporation believes this will assist in maintaining distributions for a longer period than would otherwise be the case if all of the Cash Available For Distribution were immediately distributed to the Unitholders. See "Description of the Trust – Cash Available For Distribution", "Description of the Trust – Capital Fund", "Description of the Trust – Distributable Cash" and "Risk Factors".

Recent Developments

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure to meet its objectives. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into the NPI Agreement. The Corporation's first transaction was the purchase of the Initial Properties and the Initial Direct Royalties from the Initial Properties Vendors on July 10, 2002. See "Acquisition of the NPI" and "Initial Properties". The Corporation financed the purchase of the Initial Properties and the Initial Direct Royalties through a previous credit facility, which has now been repaid in full with funds advanced under the Current Bank Facility and indirectly through the Interim Loan. At the same time, the Corporation sold the Initial Direct Royalties to the Trust pursuant to a Direct Royalties Sale Agreement. See "Information Respecting the Corporation – Borrowing", "Description of the Trust – Interim Loan", "Acquisition of the NPI" and "Initial Properties – Acquisition of Initial Properties and Initial Direct Royalties".

The Harvest Board continued to evaluate additional properties considered suitable for an investment pursuant to the NPI Agreement. On August 1, 2002, the Corporation entered into the Additional Properties Agreement with the Additional Properties Vendor to purchase the Additional Properties and the Additional Direct Royalties for a purchase price of $71.8 million, prior to adjustments. The effective date of the acquisition of the Additional Properties and the Additional Direct Royalties was June 1, 2002, and the acquisition closed on November 15, 2002. The Additional Properties Acquisition Cost of $53.2 million was funded by an advance under the Current Bank Facility, and indirectly through an additional advance under the Interim Loan.

On December 5, 2002, the Trust completed the Initial Public Offering, which resulted in aggregate gross proceeds of $34,500,000. Approximately $22.2 million from the net proceeds of the Initial Public Offering was used to repay the Interim Loan (including accrued interest) and approximately $5.4 million from the net proceeds of the Initial Public Offering was used to partially repay the advance made under the Current Bank Facility which had been used to partially fund the Additional Properties Acquisition. See "Additional Properties", "Information Respecting the Corporation – Borrowing", "Description of the Trust – Interim Loan" and "Capitalization of the Trust".

On December 17, 2002, the Trust issued 562,500 Trust Units to the Underwriters as a result of the exercise by the Underwriters of an over-allotment option granted to them in connection with the Initial Public Offering. The $4.2 million in net proceeds from the sale of such Trust Units were used to partially repay the advance made under the Current Bank Facility which had been used to partially fund the Additional Properties Acquisition. See "Additional Properties", "Information Respecting the Corporation – Borrowing", "Description of the Trust – Interim Loan" and "Capitalization of the Trust".

Selected Pro Forma Information

The following pro forma information reflects combined information related to the Initial Properties and the Additional Properties. See "Initial Properties", "Additional Properties", "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation Years ended December 31, 2001, 2000 and 1999", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation Years ended December 31, 2001, 2000 and 1999", "Balance Sheet Harvest Energy Trust As at September 30, 2002" and "Unaudited Pro Forma Consolidated Financial Statements of Harvest Energy Trust As at September 30, 2002 and for the nine months ended September 30, 2002 and year ended December 31, 2001" included in this prospectus for a description of each group of properties and their related reserve information, production information and direct revenue and operating expenses.

Selected Pro Forma Reserve Information

The following summary is based upon the McDaniel Report. **The McDaniel Report evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the Initial Properties and the Initial Direct Royalties as at August 1, 2002 and evaluates as of June 1, 2002, with mechanical updates only, to August 1, 2002, crude oil, natural gas and natural gas liquids reserves attributable to the Additional Properties and the Additional Direct Royalties prior to provision for income taxes, interest costs (including Debt Service Charges), general and administrative expenses (including General and Administrative Costs), facility site restoration, well abandonment, wellsite restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the table below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net cash flows estimated by McDaniel represent the fair market value of these reserves.** Additional assumptions and qualifications relating to costs, prices for future production and other matters are found under "Selected Pro Forma Information – Pro Forma Reserve Information".

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Escalating Cost and Price Case(1)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (1)(2) Discounted at			
	Gross (1)(2)	Net (1)(2)	Gross (1)(2)	Net (1)(2)	0%	10%	15%	20%
Proved Reserves								
Producing Reserves	9,251	8,225	1,348.3	1,078.8	99,174	83,660	77,911	73,079
Non-Producing Reserves	1,903	1,565	298.1	232.9	18,378	14,416	12,882	11,567
Total Proved Reserves	11,154	9,790	1,646.4	1,311.7	117,552	98,076	90,793	84,646
Risked Probable Reserves	1,272	1,113	169.9	133.1	15,200	10,439	8,927	7,763
Established Reserves	12,426	10,903	1,816.2	1,444.8	132,752	108,515	99,720	92,409

Notes:

(1) See Notes (2) through (11) to "Initial Properties – Oil and Natural Gas Reserves" and Note 3 to "Additional Properties – Oil and Natural Gas Reserves".

(2) Columns may not add due to rounding.

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Constant Cost and Price Case(1)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (1)(2) Discounted at			
	Gross (1)	Net (1)	Gross (1)	Net (1)	0%	10%	15%	20%
Proved Reserves								
Producing Reserves	9,254	8,218	1,349.0	1,079.4	127,416	104,243	95, 835	88,860
Non-Producing Reserves	1,903	1,564	298.1	232.9	22,139	17,376	15, 544	13,978
Total Proved Reserves	11,157	9,782	1,647.1	1,312.3	149,555	121,619	111, 379	102,838
Risked Probable Reserves	1,272	1,112	169.9	133.1	19,508	13,092	11, 075	9,534
Established Reserves	12,429	10,893	1,817.0	1,445.4	169,063	134,711	122,454	112,372

Notes:

(1) See Notes (2) through (11) to "Initial Properties – Oil and Natural Gas Reserves" and Note 3 to "Additional Properties – Oil and Natural Gas Reserves".
(2) Columns may not add due to rounding.

Pro Forma Incremental Exploitation and Development Potential

Management of the Corporation has identified several opportunities to take advantage of possible development potential and increase existing production in the Initial Properties and Additional Properties which are supplemental to the future development projects included in the determination of the Reserve Values contained in the McDaniel Report. A summary of the opportunities being considered are noted below. See "Initial Properties – Incremental Exploitation and Development Potential" and "Additional Properties – Incremental Exploitation and Development Potential".

- **Hayter:** Drilling additional in-fill wells using shorter horizontal wells (200-300 metres in length), spaced at 20-25 metres to access reserves currently not being effectively depleted through existing wells.

- **West Provost:** Potential opportunity to selectively drill horizontal wells within structurally high areas in the pool.

- **Thompson Lake:** Drilling 10 additional development locations.

- **David North:** Undertaking 20 well re-completions to convert wells which have been producing in the Lloydminster and/or Dina zones to oil producers from the Cummings and Sparky formations.

- **Bellshill Lake:** Drilling additional horizontal wells which have been identified through a review of 3-D seismic data.

Neither the capital costs nor the potential incremental production associated with these opportunities are reflected in the McDaniel Report.

The Corporation may also identify further development projects and other opportunities to optimize production from the Initial Properties and the Additional Properties and implement operational efficiencies to lower operating expenses from those forecasted in the McDaniel Report as it enhances its understanding of the operations of the Initial Properties and the Additional Properties.

Selected Pro Forma Production Information

The sales volumes of crude oil, natural gas, and natural gas liquids attributable to the Initial Properties and the Additional Properties, before deduction of royalties, for the periods indicated are summarized below.

	9 Month Period Ended September 30, 2002(2)	Year Ended December 31,(1)		
		2001	2000	1999
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Crude oil and natural gas liquids (Mbbls)	2,634	3,938	3,642	3,326
Average daily production (Bbls/d)	9,649	10,789	9,980	9,112
Natural gas sales (Mmcf)	323	481	345	381
Average daily sales (Mcf/d)	1,182	1,315	946	1,042
Total oil equivalent (MBOE)	2,688	4,018	3,700	3,389
Average daily production (BOE/d)	9,840	11,008	10,138	9,284

Notes:

(1) Based on information provided to the Corporation by the Initial Properties Vendors in respect of the Initial Properties and the Additional Properties Vendor in respect of the Additional Properties.
(2) Based on information provided to the Corporation by the Initial Properties Vendors in respect of the Initial Properties and the Additional Properties Vendor in respect of the Additional Properties.
(3) See Notes to "Initial Properties – Production History" and "Additional Properties – Production History".

Pro Forma Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Initial Properties and the Additional Properties for the periods indicated.

	9 Month Period Ended September 30, 2002[1]	Year Ended December 31, [1][2]		
		2001	2000	1999
	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:				
Petroleum and natural gas sales [1]	79,536	88,290	118,422	73,199
Royalties	9,438	14,132	18,872	10,253
Operating expenses	20,299	24,419	18,133	14,719
Operating Income	49,799	49,739	81,417	48,227

Notes:

(1) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation Years ended December 31, 2001, 2000 and 1999", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation Years ended December 31, 2001, 2000 and 1999", "Balance Sheet Harvest Energy Trust As at September 30, 2002" and "Unaudited Pro Forma Consolidated Financial Statements of Harvest Energy Trust As at September 30, 2002 and *for the nine months ended September 30, 2002 and year ended December 31, 2001" included in this prospectus.*

(2) See Notes to "Initial Properties – Direct Revenue and Operating Expenses" and "Additional Properties – Direct Revenue and Operating Expenses".

Description of the Trust

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta. The Trust is not managed by a third party manager. Instead, the Trust is managed by the Corporation, its wholly-owned subsidiary, pursuant to the Trust Indenture and the Administration Agreement.

The Trust was established for the purposes of:

(a) acquiring the NPI and Direct Royalties (including the Initial Direct Royalties and the Additional Direct Royalties);

(b) making payments to the Corporation pursuant to the Deferred Purchase Price Obligation under the NPI Agreement;

(c) acquiring or investing in securities of the Corporation and in the securities of any other entity including, without limitation, bodies corporate, partnerships or trusts that are Permitted Investments, and borrowing funds or otherwise obtaining credit for that purpose;

(d) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Unit, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

It is currently anticipated that the only income to be received by the Trust will be from the NPI and the Direct Royalties. See "Description of the Trust – Cash Available For Distribution" and "Description of the Trust – Distributable Cash".

The structure of the Trust and the flow of cash from the Properties to the Corporation, from the Corporation to the Trust and from the Trust to Unitholders are set forth below:


Unitholders
Distributable Cash
Harvest Energy Trust (1)
Capital Fund (6)
Capital Fund Contribution
NPI Income (4)
Direct Royalties
Current Bank Facility (5)
Debt Service
Credit Advances
Harvest Operations Corp.
Working Interests from the Sale of Petroleum Substances
Reclamation Fund
Reserve Fund
Properties (2)

Notes:

(1) A wholly-owned subsidiary of the Trust. See "Information Respecting the Corporation".

(2) The Corporation owns the Initial Properties and the Additional Properties and may acquire or dispose of other Properties from time to time. See "Acquisition of the NPI", "Initial Properties" and "Additional Properties".

(3) In addition to the NPI, the Trust holds the Initial Direct Royalties and the Additional Direct Royalties. See "Description of the Trust – the NPI and Direct Royalties", "Acquisition of the NPI", "Initial Properties" and "Additional Properties". Direct Royalties are also anticipated to include other royalty interests acquired by the Trust from time to time.

(4) Pursuant to the NPI Agreement, the Corporation makes regular monthly payments to the Trust in the amount of the NPI Income. See "Description of the Trust – the NPI and Direct Royalties".

(5) The gross proceeds realized by the Trust from the issuance of the Special Warrants of $15,000,000 (before deducting the Underwriters' fee of $750,000 and the expenses in connection with the issuance of the Special Warrants and the qualification for distribution of the Qualified Units, estimated to be $200,000, which will be paid out of the general funds of the Trust) were used by the Trust to partially repay the advance made under the Current Bank Facility which was used previously to partially fund the Additional Properties Acquisition. See "Information Respecting the Corporation – Borrowing", "Capitalization of the Trust" and "Use of Proceeds".

(6) The Trust retains up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in Distributable Cash paid to Unitholders and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder is liable to pay any further calls or assessments in respect of the Trust Units. No conversion, retraction, redemption or pre-emptive rights attach to the Trust Units, other than the redemption rights described under "The Trust Indenture – Redemption Right".

The Corporation

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors then reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into the NPI Agreement. See "Recent Developments".

The Corporation currently has a board of directors consisting of 5 individuals. Subject to the ability of the directors of the Corporation to appoint additional directors between meetings and to fill vacancies, pursuant to the Trust Indenture future directors will be elected by the Trustee in accordance with the Ordinary Resolutions adopted at the annual meeting of the

Unitholders. Unitholders are entitled to elect of all of the directors. See "Description of the Trust – Board of Directors" and "Information Respecting the Corporation".

Pursuant to the Trust Indenture and the Administration Agreement, the Corporation manages and administers the Trust and is responsible for the oil and natural gas technical, investment, engineering, geological, land management, financial and administrative services and commodity marketing services relating to the Properties and the Trust. Each of the directors and senior management of the Corporation have been involved in the oil and natural gas industry for, on average, in excess of 18 years, and the Corporation has a staff of 37 people with key personnel having extensive experience in all technical, operating and financial aspects of the oil and natural gas industry including:

- organizing, operating, managing, developing and optimizing petroleum and natural gas properties;
- evaluating, acquiring and disposing of petroleum and natural gas properties; and
- marketing petroleum substances.

Activities undertaken by the management of the Corporation on behalf of the Trust are intended to be directed towards:

- maximizing consistent levels of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders;
- capturing the maximum cash flow, production and reserve recovery from the Properties; and
- striving for long-term growth in the value of the Properties and consequently the value of the NPI and the Direct Royalties held by the Trust by improving recovery levels from existing Properties and acquiring additional Properties.

These objectives are considered by the management of the Corporation as fundamental to the successful operation of the Trust and are and will continue to be pursued on a balanced basis to enhance benefits to the Unitholders.

Risk Factors

An investment in the Trust Units is subject to a number of risks, including: (i) the volatility of oil, natural gas and natural gas product prices; (ii) the Trust's and the Corporation's ability to replace reserves; (iii) depletion and recoverability of reserves; (iv) environmental concerns; (v) the Trust's and the Corporation's ability to service any outstanding debt; (vi) the Trust's and the Corporation's ability to obtain additional financing; (vii) changes in legislation; (viii) the nature of oil and natural gas operations; (ix) reliance on the Corporation; (x) any conflicts or potential conflicts of interest; (xi) investment eligibility; (xii) the nature of the Trust Unit form of security; and (xiii) any fluctuations in interest rates.

The actual amount of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders, will depend on, among other things, the quantity of crude oil, natural gas and natural gas liquids produced, prices received for such production, production costs, General and Administrative Costs, Debt Service Charges and net contributions by the Corporation to the Reclamation Fund and the Reserve Fund. The Trust retains up to 50% of the Cash Available For Distribution in the Capital Fund to finance acquisitions and development of the Properties, which will impact Distributable Cash. Management of the Corporation believes this will assist in maintaining distributions for a longer period than would otherwise be the case if all Cash Available For Distribution were immediately distributed to the Unitholders. See "Description of the Trust – Cash Available For Distribution", "Description of the Trust – Distributable Cash" and "Risk Factors".

The Corporation and the Additional Properties Vendor are engaged in a dispute as to whether an additional $5.8 million adjustment to the Additional Properties Acquisition Cost should be made in favour of the Additional Properties Vendor. This dispute relates to whether or not the value of a hedging contract held by the Additional Properties Vendor impacts the net proceeds from the Additional Properties from the effective date of the Additional Properties Acquisition of June 1, 2002 to the closing date of November 15, 2002. The Additional Properties Vendor has indicated its intent to charge the Corporation the additional $5.8 million as an interim adjustment within 90 days and in any event not later than 180 days of the closing of the Additional Properties Acquisition. Management of the Corporation believes that such amount is not owing to the Additional Property Vendor. This dispute is expected to be resolved through the arbitration process established in the Additional Properties Agreement. See "Risk Factors".

The Trust Indenture provides that Unitholders are not liable for or in respect of the obligations of the Trust and that any contracts entered into on behalf of the Trust are not to be personally binding on the Trustee, the Corporation or any Unitholder and any liability is limited to and satisfied only out of the assets of the Trust. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. See "The Trust Indenture – Unitholder Limited Liability" and "Risk Factors – Unitholder Limited Liability".

The Reserve Value of the Initial Properties and the Additional Properties as estimated in the McDaniel Report is based in part on cash flows to be generated as a result of the development projects intended to be undertaken and related capital expenditures. The Reserve Value of the Initial Properties and the Additional Properties as estimated in the McDaniel Report will be reduced to the extent that those development projects do not achieve the level of success assumed in the McDaniel Report.

The Trust does not represent a traditional investment in the oil and natural gas sector. Investors should carefully consider the information set forth under "Risk Factors" and the other information set forth herein.

RECENT DEVELOPMENTS

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors then reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into the NPI Agreement. The Corporation's first transaction was the purchase of the Initial Properties and the Initial Direct Royalties from the Initial Properties Vendors on July 10, 2002. See "Acquisition of the NPI" and "Initial Properties". The Corporation financed the purchase of the Initial Properties and the Initial Direct Royalties through a previous credit facility which has been repaid in full using funds advanced under the Current Bank Facility and indirectly through the Interim Loan. At the same time, the Corporation sold the Initial Direct Royalties to the Trust pursuant to a Direct Royalties Sale Agreement. See "Information Respecting the *Corporation – Borrowing*", "*Description of the Trust – Interim Loan*", "*Acquisition of the NPI*" and "Initial Properties – Acquisition of Initial Properties and Initial Direct Royalties".

The Board continued to evaluate additional properties considered suitable for an investment pursuant to the NPI Agreement. On August 1, 2002, the Corporation entered into the Additional Properties Agreement with the Additional Properties Vendor to purchase the Additional Properties and the Additional Direct Royalties for a purchase price of $71.8 million, prior to adjustments. The effective date of the acquisition of the Additional Properties and the Additional Direct Royalties was June 1, 2002, and the acquisition closed on November 15, 2002. The Additional Properties Acquisition Cost of $53.2 million was funded by an advance under the Current Bank Facility, and indirectly through an additional advance under the Interim Loan.

On December 5, 2002, the Trust completed the Initial Public Offering, which resulted in aggregate gross proceeds of $34,500,000. Approximately $22.9 million from the net proceeds of the Initial Public Offering was used to repay the Interim Loan (including accrued interest) and approximately $5.4 million from the net proceeds of the Initial Public Offering was used to partially repay the advance made under the Current Bank Facility which had been used to partially fund the Additional Properties Acquisition. See "Additional Properties", "Information Respecting the Corporation – Borrowing", "Description of the Trust – Interim Loan" and "Capitalization of the Trust".

On December 17, 2002, the Trust issued 562,500 Trust Units to the Underwriters as a result of the exercise by the Underwriters of an over-allotment option granted to them in connection with the Initial Public Offering. The $4.2 million in net proceeds from the sale of such Trust Units were used to partially repay the advance made under the Current Bank Facility which had been used to partially fund the Additional Properties Acquisition. See "Additional Properties", "Information Respecting the Corporation – Borrowing", "Description of the Trust – Interim Loan" and "Capitalization of the Trust".

ACQUISITION OF THE NPI

Pursuant to the NPI Agreement, the Trust acquired the NPI from the Corporation. The purchase price of the NPI was $12.6 million which was financed with the proceeds from the Interim Loan. See "Description of the Trust – the NPI and Direct Royalties" for more details regarding the financing of the purchase of the NPI and a description of the NPI. See also "Initial Properties" and "Additional Properties" for a description of the Properties subject to the NPI and the Initial Direct Royalties and Additional Direct Royalties acquired by the Trust in addition to the NPI.

INITIAL PROPERTIES

Acquisition of Initial Properties and Initial Direct Royalties

The acquisition of the Initial Properties and the Initial Direct Royalties by the Corporation was made pursuant to the Sale Agreement between the Corporation and the Initial Properties Vendors which closed on July 10, 2002. Pursuant to the Sale Agreement, the Corporation purchased the Initial Properties and the Initial Direct Royalties from the Initial Properties Vendors for the Initial Properties Acquisition Cost of $26.1 million. The purchase price of the Initial Properties and the Initial Direct Royalties was determined by negotiations between the Corporation and the Initial Properties Vendors and was financed with proceeds from a previous credit facility which has been repaid in full with advances made under the Current Bank Facility and indirectly from the Interim Loan. See "Description of the Trust – Interim Loan", "Information Respecting the Corporation – Borrowing" and "Capitalization of the Trust". The Initial Direct Royalties were then sold to the Trust from the Corporation for $500,000 pursuant to a Direct Royalties Sale Agreement.

Description of Initial Direct Royalties

The Initial Direct Royalties include an overriding royalty interest of 7.10688% in the Choice Viking Gas Unit No. 1, which is operated by Apache Canada Ltd. The Unit consists of rights for natural gas in the Viking formation and is located at Township 40, Ranges 9 and 10 in Alberta, with the unit currently producing from seven of nine wells at a gross rate of 475 (Mcf/d) net 33.

Description of Initial Properties

The Initial Properties include both unitized and non-unitized oil and natural gas production as well as 6,675 net acres of Undeveloped Land. The Corporation operates all of the Initial Properties with an average working interest of approximately 99%. Operatorship enables the Corporation to exercise management and operating control to potentially enhance the value of the Initial Properties for the benefit of the Trust. See "Description of the Trust – Decision Making", "Description of the Trust – Management of the Trust" and "Information Respecting the Corporation – Management Policies and Strategies".

The McDaniel Report assigned 4,573 MBOE of Established Reserves to the Initial Properties, before deduction of royalties.

The Initial Properties are concentrated in a relatively small area from Townships 39 to 43 and Ranges 3 to 12 W4M in east central Alberta. The Initial Properties include interests in the following major oilfields: Thompson Lake, David North, Bellshill Lake and Metiskow, all of which are described in more detail below. **Unless otherwise indicated, all information set forth below is net to the Corporation.**

Thompson Lake

The Corporation operates this area and has approximately a 99% working interest. Currently production is approximately 1,500 BOE/d of primarily 27° API oil, at a 99% water cut, from the Provost Glauconite "A" Pool located in Twp. 40 and 41 – 11 W4M. The McDaniel Report has assigned 2,449 MBOE of Established Reserves, before deduction of royalties, to this area. The field contains 192 gross producing wells.

The wells produce from a thick lower Cretaceous channel sand that is underlain by an active aquifer. The majority of the wells are equipped with progressive cavity pumps to maximize fluid production. The Thompson Lake fluid production is gathered at a central battery located at 4-2-41-11 W4M in which the Corporation has a 100% working interest. The battery has a capacity of approximately 210,000 Bbls/d of fluid. Oil is shipped from the battery via the Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the EnCana Provost Gas Plant at 13-30-40-10 W4M.

A primary operating tactic to enhance the future performance of the Thompson Lake field is to improve overall fluid handling efficiency, by reducing the power requirements associated with water handling. The Initial Properties Vendors implemented the use of decentralized inclined free-water knockouts. These inclined units optimize emulsion treating and water injection systems by removing free-water from the production stream closer to the producing wells. These inclined units operate essentially at wellhead pressure eliminating the need for injection pumps, as the injection wells are able to take water on vacuum. Six inclined units have been installed to date, matched with one injection well per unit. AEUB approval has been obtained to utilize two injection wells at each inclined unit. Expanded use of the inclined free-water knockouts in the area could result in increased efficiency and lower operating costs (as a result of the lower power costs with the reduced use of injection pumps). Production optimization through total fluid increases at the wells could have a significant impact on production rates and recoveries.

Operating costs since 2001 have been slightly higher than historical averages due to the number of water injection optimization projects carried out in the year and a facility disruption that reduced production for an extended period. The combined effect of these events has resulted in higher per-unit costs. The Corporation anticipates that the results of these water injection optimization projects have not yet been fully reflected in the historical results.

David North

The Corporation has a 100% working interest in this operated property, currently producing approximately 800 BOE/d of primarily 25° API oil, at a 98% water cut, from the Lloydminster (which is under waterflood) and Dina sands located in Sections 26 and 27-40-3 W4M. The McDaniel Report assigned 1,036 MBOE of Established Reserves, before deduction of royalties, to this area. The field contains 54 gross producing wells.

The fluid production is gathered to the central battery located at 15-26-40-3 W4M in which the Corporation has a 100% working interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky North Hansman Gas Plant 8-14-39-3 W4M.

The Initial Properties Vendors implemented the use of inclined free-water knockouts in the area to optimize emulsion treating and water handling. The inclined units operate essentially at wellhead pressure and may eliminate the need for injection pumps, as the disposal wells are able to take water on vacuum. The inclined units enable significant decreases in operating costs as a result of the lower power costs with the reduced use of injection pumps. Expanded use of the inclined free-water knockouts could result in increased efficiency, lower operating costs and increased fluid handling capacity.

Further development potential exists through additional drilling. The Corporation is also considering targeting re-completions for wells that have produced in the Lloydminster and/or Dina zones to be converted to Cummings or Sparky oil producers. Up to 20 additional wells have been identified for re-completion.

Bellshill Lake

The Corporation has a 100% working interest in 1,120 acres of land in Sections 5 and 6-41-12 W4M which is adjacent to the Bellshill Blairmore Unit. Current production from this operated property is approximately 450 BOE/d of primarily 18° API oil, at a 98% water cut, from the Ellerslie "A" Pool and natural gas from the Glauconite "A" Pool. The McDaniel Report assigned 833 MBOE of Established Reserves, before deduction of royalties, to this area. The field contains 18 gross producing wells.

Production has been developed exclusively with horizontal wells. The wells produce from a thick lower Cretaceous channel sand that is underlain by an active aquifer. The majority of the wells are equipped with progressive cavity pumps to maximize fluid production. The Bellshill Lake fluid production is gathered at a central battery located at 11-5-41-12 W4M in which the Corporation has a 100% working interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Bellshill Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Hastings Coulee Gas Plant at 1-14-41-15 W4M. Water is re-injected back into the lower Cretaceous aquifer.

Development upside includes an additional horizontal drilling location, already identified by 3-D seismic. There is currently an estimated 180 Bbls/d of oil shut-in due to limited water injection capacity. The drilling of vertical water injection wells would also allow for production increases. The addition of inclined free-water knockouts could also increase water disposal efficiency and capacity.

Metiskow

The Corporation has a 100% working interest in this operated property, which is currently producing approximately 135 Bbls/d of 16° API oil from the Provost Dina "E" Pool located in Sections 22 and 23-39-6 W4M. The field has been developed exclusively with horizontal wells. The McDaniel Report assigned 183 MBOE of Established Reserves, before deduction of royalties, to this area. The pool contains 5 gross producing wells.

The Metiskow fluid production is gathered at a central battery located at 5-22-39-6 W4M in which the Corporation has a 100% working interest. The battery has a capacity of approximately 13,500 Bbls/d of fluid. Oil is trucked from the battery to the Hardisty terminal.

Additional potential exists for a new pool in Section 7-39-6 W4M, based on geological and geophysical mapping. The Corporation also has 3-D seismic covering a portion of the property, which may identify additional horizontal drilling locations in the Dina "E" Pool.

Undeveloped Lands

Approximately 7,892 (6,675 net) acres of Undeveloped Lands, all of which are located in the Thomson Lake area, were acquired by the Corporation from the Initial Properties Vendors as part of the purchase of Initial Properties. The Corporation has assigned a value of $333,750 to these Undeveloped Lands. The Corporation intends to conduct a review of available seismic and other data and develop an exploitation plan regarding these Undeveloped Lands. Capital expenditures, Farmouts or dispositions may result in future cash flow from these Undeveloped Lands.

Marketing Arrangements

Harvest has entered into physical swap and collar contracts with certain counter parties for certain of the production from the Initial Properties wherein it will deliver crude oil during 2003 and receive WTI pricing, as presented in the following table, less the appropriate quarterly and transportation adjustments.

Swaps:	Term	Price per Barrel
1,000 Bbls/d	January through March 2003	Cdn $38.30
1,000 Bbls/d	April through June 2003	Cdn $37.59
1,000 Bbls/d	July through September 2003	Cdn $37.10
1,000 Bbls/d	October through December 2003	Cdn $36.63
1,300 Bbls/d	January through March 2004	Cdn $24.33

Collars:	Term	Price per Barrel
500 Bbls/d	January through March 2003	Cdn $35.00 – 41.30
500 Bbls/d	April through June 2003	Cdn $35.00 – 39.60
500 Bbls/d	July through September 2003	Cdn $35.00 – 38.40
500 Bbls/d	October through December 2003	Cdn $35.00 – 37.35

The balance of production from the Initial Properties will be sold by way of evergreen contracts with 30 day cancellation notice provisions. David North, Thompson Lake and Bellshill Lake natural gas is sold on a spot market basis. See "Information Respecting the Corporation – Commodity Hedging".

Oil and Natural Gas Reserves

McDaniel has prepared the McDaniel Report dated August 21, 2002, evaluating as at August 1, 2002 the crude oil, natural gas and natural gas liquids reserves attributable to the Initial Properties and the Initial Direct Royalties. **The McDaniel Report evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the Initial Properties prior to provision for income taxes, interest costs (including Debt Service Charges), general and administrative expenses (including General and Administrative Costs), facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated by McDaniel represent the fair market value of the reserves.** Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Initial Properties
Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Escalating Cost and Price Case[(1)]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas [(6)] (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [(2)(7)(8)(11)] Discounted at			
	Gross [(4)]	Net [(3)]	Gross [(4)]	Net [(3)]	0%	10%	15%	20%
Proved Reserves[(4)]								
Producing Reserves[(4)(12)]	3,897	3,669	1,028.3	823.6	47,252	38,939	35,909	33,388
Non-Producing Reserves [(4)]	36	33	298.1	232.9	1,205	935	833	748
Total Proved Reserves [(4)]	3,933	3,702	1,326.4	1,056.5	48,457	39,873	36,742	34,136
Risked Probable Reserves [(5)]	393	372	160.3	125.5	5,716	3,642	3,012	2,540
Established Reserves [(4)]	4,326	4,073	1,486.7	1,183	54,173	43,515	39,754	36,676

Initial Properties
Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Constant Cost and Price Case[(1) (9)]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas [(6)] (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [(2)(7)(8)(10)] Discounted at			
	Gross [(4)]	Net [(3)]	Gross [(4)]	Net [(3)]	0%	10%	15%	20%
Proved Reserves[(4)]								
Producing Reserves [(4) (12)]	3,900	3,667	1,029.0	824.2	61,821	49,311	44,850	41,188
Non-Producing Reserves [(4)]	36	33	298.1	232.9	1,360	1,046	929	831
Total Proved Reserves [(4)]	3,936	3,699	1,327.1	1,057.1	63,181	50,357	45,779	42,019
Risked Probable Reserves [(5)]	393	371	160.3	125.5	7,330	4,559	3,726	3,107
Established Reserves [(4)]	4,329	4,070	1,487.4	1,183.5	70,511	54,916	49,505	45,126

Notes:

(1) Columns may not add due to rounding.

(2) Does not include the value of the Undeveloped Lands.

(3) Represents the Corporation's interest (and includes the Initial Direct Royalties of the Trust) after deduction of royalty encumbrances payable to others (excluding the Trust).

(4) The following definitions have been used in the McDaniel Report:

  (b) "Gross Reserves" represents the Corporation's interest (and includes the Initial Direct Royalties of the Trust) before deduction of royalty encumbrances payable to others (excluding the Trust).

  (c) "Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

  (d) "Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be Proved under current technology and existing or anticipated economic conditions but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

  (e) "Established Reserves" means the sum of 50% of Probable Reserves and 100% of Proved Reserves.

  (f) "Producing Reserves" means those reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner

  (g) "Non-Producing Reserves" means those proved reserves that are not currently producing either due to lack of facilities and/or markets.

(5) The present worth values and quantities of Probable Reserves have been risked by reducing those values by 50% to reflect the degree of risk associated with the recovery of such reserves.

(6) All natural gas reserves are reserves remaining after deducting surface losses due to processing shrinkage and raw natural gas used as lease fuel.

(7) The $U.S./$Cdn. exchange rate used in the McDaniel Report was $0.65 in 2002 and 2003; $0.66 in 2004; $0.67 in 2005 and $0.68 thereafter.

(8) The McDaniel Report estimates total capital expenditures (net to the Corporation) to achieve the estimated future pre-tax net cash flows from the Established Reserves, Proved Reserves and Probable Reserves based on escalating cost and price assumptions to be $240,000 ($208,000 if discounted by 15% per annum) with $Nil, $230,000, $5,000 and $5,000 of those capital expenditures estimated for the calendar years 2002, 2003, 2004 and 2005 respectively. The corresponding capital expenditures to achieve the estimated future pre-tax net cash flows from the Established Reserves, Proved Reserves and Probable Reserves based on constant cost and price assumptions are $235,000 ($203,000 if discounted by 15% per annum) with $Nil, $225,000, $5,000 and $5,000 of those capital expenditures estimated for the calendar years 2002, 2003, 2004 and 2005 respectively.

(9) The extent and character of the interests evaluated in the McDaniel Report and all factual data was supplied by the Initial Properties Vendors to McDaniel and were accepted by McDaniel as represented. The crude oil and natural gas reserve calculations and any projections on which the McDaniel Report is based were determined with generally accepted petroleum engineering evaluation practices.

(10) The constant cost and price evaluation was based on the average yearly general product prices for 2002 as forecast in the escalated cost and price valuation (see note 11) adjusted for transportation and quality differentials to wellhead prices as set forth below:

Crude oil (WTI)	U.S. $25.00/Bbl
Heavy oil	$25.00/Bbl
Propane	$25.20/Bbl
Butane	$24.70/Bbl
Pentanes Plus	$37.50/Bbl
Natural Gas	$4.50/MMBTU

Operating and capital costs were not escalated in the constant cost and price evaluation.

(11) In respect of the escalated cost and price valuation, the average yearly general product prices utilized in the McDaniel Report for natural gas, crude oil and natural gas liquids, are outlined in the following table.

Year	Heavy Crude Oil $/Bbl	Light Crude Oil WTI Cushing Oklahoma* $U.S./Bbl	Light Crude Oil Edmonton Par 40° API $/Bbl	Natural gas Liquids at Edmonton Propane $/Bbl	Natural gas Liquids at Edmonton Butane $/Bbl	Natural gas Liquids at Edmonton Edmonton NGL Mix $/Bbl
2002 (forecast 6 mth)	25.00	25.00	37.50	25.20	24.70	27.50
2003	24.10	23.50	35.10	24.70	23.10	26.20
2004	21.00	21.80	32.00	23.10	21.10	24.20
2005	21.10	22.20	32.10	23.00	21.20	24.20
2006	21.20	22.60	32.20	23.00	21.20	24.20
2007	21.90	23.10	32.90	23.40	21.70	24.70
2008	22.60	23.60	33.60	23.60	22.20	25.10
2009	23.30	24.10	34.30	24.00	22.60	25.60
2010	24.00	24.60	35.00	24.50	23.10	26.10
2011	24.70	25.10	35.70	25.00	23.50	26.60
2012	25.40	25.60	36.40	25.50	24.00	27.20
2013	26.10	26.10	37.10	26.10	24.50	27.70
2014	26.80	26.60	37.80	26.40	24.90	28.20
2015	27.60	27.10	38.60	27.00	25.50	28.80
2016	28.30	27.60	39.30	27.50	25.90	29.30
2017	29.10	28.20	40.10	28.20	26.40	30.00
2018	30.00	28.80	41.00	28.70	27.00	30.60
2019	30.80	29.40	41.80	29.30	27.60	31.20
2020	31.70	30.00	42.70	29.90	28.20	31.90
2021	32.50	30.60	43.50	30.50	28.70	32.50
Thereafter	32.50	30.60	43.50	30.50	28.70	32.50

* 40 degree API, 0.4% sulphur.

Year	Henry Hub $U.S./MMBTU	AECO Spot $/GJ	Alberta Spot $/MMBTU
2002	3.36	4.39	4.50
2003	3.53	4.62	4.70
2004	3.46	4.44	4.55
2005	3.48	4.40	4.50
2006	3.51	4.36	4.45
2007	3.54	4.40	4.50
2008	3.58	4.44	4.50
2009	3.62	4.48	4.55
2010	3.69	4.57	4.65
2011	3.77	4.67	4.75
2012	3.84	4.76	4.85
2013	3.92	4.85	4.95
2014	3.99	4.94	5.00
2015	4.07	5.04	5.10
2016	4.14	5.13	5.20
2017	4.23	5.24	5.35
2018	4.32	5.35	5.45
2019	4.41	5.47	5.55
2020	4.50	5.58	5.65
2021	4.59	5.69	5.80
Thereafter	4.59	5.69	5.80

Operating and capital costs have been escalated at 2% annually.

(12) All of the Proved Producing Reserves are currently on production.

The McDaniel Report will be available for inspection at the head office of the Corporation, Suite 2400, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, during normal business hours during the period of distribution and for 30 days thereafter.

Summary of Selected Reserve Information

The following table sets forth the interest acquired, gross reserves, Economic Life and Reserve Value information respecting the Initial Properties as at August 1, 2002, the date of the McDaniel Report.

Property	% Interest Acquired (1)(2)	Gross Reserves (MBOE) (2)(3)	Economic Life (years) (2)(3)	Reserve Value (2)(3)(4)(5) ($000's)	%
Thompson Lake	99	2,449	7.0	20,765	47.7
Bellshill Lake	100	833	10.0	5,660	13.0
David North	100	1,036	10.0	14,664	33.7
Metiskow	100	183	7.5	1,500	3.5
Other	32	72	7.0	926	2.1
TOTAL (6) (7)	**99**	**4,573**	**8.3**	**43,515**	**100.0**

Notes:

(1) The weighted average percentage interest share of Established Reserves acquired by the Corporation from the Initial Properties Vendors before the deduction of royalties payable to others (excluding the Trust).
(2) Based on Established Reserves as derived from the McDaniel Report.
(3) Utilizing escalating cost and price assumptions.
(4) Discounted at 10%, before general and administrative expenses, interest costs, taxes, site restoration and abandonment costs.
(5) Net of capital expenditures. Does not include the value of Undeveloped Lands.
(6) Columns may not add due to rounding.
(7) Average of the Economic Life column.

Incremental Exploitation and Development Potential

Management of the Corporation has identified several opportunities to take advantage of possible development potential and increase existing production in the Initial Properties which are supplemental to the future development projects included in the determination of the Reserve Values contained in the McDaniel Report. Opportunities being considered include:

- an additional 10 development drilling locations at Thompson Lake;
- 20 well re-completions at David North to convert wells which have been producing in the Lloydminster and/or Dina zones to oil producers from the Cummings and Sparky formations;
- additional horizontal drilling locations which have been identified through a review of 3-D seismic over the Bellshill Lake property;
- drilling of vertical water injection wells and the addition of inclined free-water knockouts to increase water disposal capacity at Bellshill Lake which may bring onstream part of the approximately 180 Bbls/d of oil that is currently shut-in due to limited water handling capacity;
- the use of inclined free-water knockouts at Thompson Lake and David North to improve the cost efficiency of water injection on these properties; and
- there is potential for a new pool at Metiskow, with 3-D seismic supporting a horizontal drilling program.

Neither the capital costs nor the potential incremental production associated with these opportunities are reflected in the McDaniel Report.

The Corporation may also identify further development projects and other opportunities to optimize production from the Initial Properties and implement operational efficiencies to lower operating expenses from those forecasted in the McDaniel Report as it enhances its understanding of the operations of the Initial Properties.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells located on the Initial Properties as at September 30, 2002 in which the Corporation has an interest, and which are producing or which are considered by the Corporation to be capable of producing.

	Producing (4)(5)				Shut-in(1)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)
Thompson Lake	192	190	–	–	27	26	–	–
David North	54	54	–	–	10	10	–	–
Bellshill Lake	18	18	–	–	9	9	–	–
Metiskow	5	5	–	–	6	6	–	–
TOTAL	**269**	**267**	–	–	**52**	**51**	–	–

Notes:

(1) "Shut-in" wells are wells which are not producing but which are considered by the Corporation to be capable of producing. Shut-in wells in which the Corporation has a working interest are located within a reasonable distance from or are already tied into gathering systems, pipelines or other means of transportation.

(2) "Gross" wells are the total number of wells in which the Corporation has a working interest.

(3) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest acquired therein.

(4) Royalty interest wells have been assigned a net number of zero.

(5) Not all wells in which the Corporation has an interest have been assigned reserves in the McDaniel Report or are included in this table. See "Description of the Trust – Reclamation Fund".

Production History

The sales volumes of crude oil and natural gas attributable to the Initial Properties, before deduction of royalties, for the periods indicated are summarized below.

	9 Month Period Ended September 30, 2002(1)	Year Ended December 31, (2)		
		2001	2000	1999
Crude oil and natural gas liquids (Mbbls)	679	1,065	1,238	1,249
Average daily production (Bbls/d)	2,488	2,917	3,393	3,423
Natural gas sales (Mmcf)	158	263	255	244
Average daily sales (Mcf/d)	578	719	700	668
Total oil equivalent (MBOE)	**706**	**1,109**	**1,281**	**1,290**
Average daily production (BOE/d)	**2,585**	**3,037**	**3,510**	**3,534**

Notes:

(1) Based on information provided to the Corporation by the Initial Properties Vendors.

(2) Based on information provided to the Corporation by the Initial Properties Vendors and the Corporation's accounting records.

Drilling History

The following table sets forth the gross and net development wells in respect of the Initial Properties in which the Initial Properties Vendors participated during the periods indicated. The Initial Properties Vendors did not participate in any exploratory wells during such periods. The Corporation has not participated in the drilling of any wells in respect of the Initial Properties since the acquisition of the Initial Properties.

	Year Ended December 31, (4)					
	2001		2000		1999	
	Gross Wells (1)(3)	Net Wells (2)(3)	Gross Wells (1)(3)	Net Wells (2)(3)	Gross Wells (1)(3)	Net Wells (2)(3)
Oil	13	12.9	1	1.0	–	–
Natural Gas	–	–	1	1.0	1	1.0
Dry	1	1.0	–	–	–	–
TOTAL	**14**	**13.9**	**2**	**2.0**	**1**	**1.0**

Notes:

(1) "Gross Wells" means the total number of wells in which the Corporation has a working interest.

(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

(3) Royalty interest wells have been assigned a net number of zero.

(4) Based on information provided to the Corporation by the Initial Properties Vendors. The Initial Properties Vendors did not own the Initial Properties for all of 1999 and, as a result, information with respect to drilling history for 1999 is not complete.

Capital Expenditures

The following table summarizes capital expenditures made by the Initial Properties Vendors on acquisitions, exploration and development drilling and production facilities and other equipment in respect of the Initial Properties for the periods indicated.

	Year Ended December 31, (1)		
	2001	2000	1999
	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)
Property acquisitions (2)	–	18	–
Drilling (3)	4,941	440	–
Abandonments	110	21	21
Production equipment (4)	4,208	1,168	–
Workovers	986	394	–
TOTAL	10,245	2,041	21

Notes:

(1) Based on information provided to the Corporation by the Initial Properties Vendors. The Initial Properties Vendors did not own the Initial Properties for all of 1999 and, as a result, information with respect to capital expenditures for 1999 is not complete.

(2) Property acquisitions include production lease and production royalty purchases and property exchanges of lease and royalty interests.

(3) Drilling includes development drilling and miscellaneous intangible expenditures.

(4) Production equipment includes production and facility equipment, pipelines and miscellaneous tangible assets.

Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Initial Properties for the periods indicated.

	9 Month Period Ended September 30, 2002(1)	Year Ended December 31,(1)		
		2001	2000	1999
	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:				
Petroleum and natural gas sales (2)	24,076	30,675	46,395	30,506
Royalties	2,114	2,792	4,407	2,985
Operating expenses	7,633	11,587	9,333	7,266
Operating Income	14,329	16,296	32,655	20,255

Notes:

(1) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation Years ended December 31, 2001, 2000 and 1999" included in this prospectus.

(2) Average product prices received: 2002 - $34.02/BOE; 2001 - $27.66/BOE; 2000 - $36.22/BOE; and 1999 - $23.65/BOE, based on information provided to the Corporation by the Initial Properties Vendors.

ADDITIONAL PROPERTIES

Acquisition of Additional Properties and Additional Direct Royalties

On August 1, 2002, the Corporation entered into the Additional Properties Agreement with the Additional Properties Vendor to purchase the Additional Properties and the Additional Direct Royalties for a purchase price of $71.8 million, prior to adjustments. The effective date of the acquisition of the Additional Properties and the Additional Direct Royalties was June 1, 2002, and the acquisition closed on November 15, 2002. The Additional Properties Acquisition Cost of $53.2 million was funded by an advance under the Current Bank Facility, and indirectly through an additional advance under the Interim Loan. The Trust used approximately $22.9 million from the net proceeds of the Initial Public Offering to repay the Interim Loan (including accrued interest) and approximately $5.4 million from the net proceeds of the Initial Public Offering to partially repay the advance made under the Current Bank Facility which was used to partially fund the Additional Properties

Acquisition. See "Information Respecting the Corporation – Borrowing", "Description of the Trust – Interim Loan" and "Capitalization of the Trust".

The Corporation and the Additional Properties Vendor are engaged in a dispute as to whether an additional $5.8 million adjustment to the Additional Properties Acquisition Cost should be made in favour of the Additional Properties Vendor. This dispute relates to whether or not the value of a hedging contract held by the Additional Properties Vendor impacts the net proceeds from the Additional Properties from the effective date of the Additional Properties Acquisition of June 1, 2002 to the closing date of November 15, 2002. The Additional Properties Vendor has indicated its intent to charge the Corporation the additional $5.8 million as an interim adjustment within 90 days and in any event not later than 180 days of the closing of the Additional Properties Acquisition. Management of the Corporation believes that such amount is not owing to the Additional Property Vendor. This dispute is expected to be resolved through the arbitration process established in the Additional Properties Agreement. See "Risk Factors".

Description of Additional Direct Royalties

As part of the Additional Properties Acquisition, the Corporation acquired a minor gross overriding royalty interest in ¼ of a section in the Hayter area to which the Corporation has assigned a $55,000 value. The Additional Direct Royalties were then sold to the Trust from the Corporation for $55,000 pursuant to a Direct Royalties Sale Agreement.

Description of Additional Properties

The Additional Properties are located in East Central Alberta. The major fields are Hayter and West Provost, both of which are operated by the Corporation. The McDaniel Report has assigned 8,155 MBOE of Established Reserves to the Additional Properties, before deduction of royalties. **Unless otherwise indicated all information set forth below is net to the Corporation.**

Hayter

Pursuant to the Additional Properties Acquisition, the Corporation acquired an average 95% working interest and assumed operatorship in this area. Currently production approximately 5,350 Bbls/d of 15° API oil from the Dina "B" Pool located in Sections 24, 25, 34 and 35-40-1 W4M. The McDaniel Report has assigned 7,203 MBOE of Established Reserves, before deduction of royalties, to this area. The Hayter pool contains 149 gross producing wells. OOIP is 138,000 MBOE with only 18,900 MBOE (14%) produced to date.

The wells produce from a high quality, thick lower Cretaceous channel sand that is underlain by an active aquifer. The high quality of the Hayter pool is characterized by porosity of approximately 30% and average permeability ranging from 2 - 5 Darcies. To take advantage of the reserve recovery benefits of the aquifer, the pool has been developed using horizontal wells. The use of horizontal wells has proven to be effective in maximizing recovery from this and many similar pools in the area. The wells are equipped with progressive cavity pumps to maximize fluid production. The Hayter fluid production is gathered into one of two central batteries located at 8-35-40-1 W4M or 1-34-40-1 W4M in which the Corporation has a 95% working interest and is the operator. The batteries have a combined capacity of approximately 200,000 Bbls/d of fluid. Oil from the Hayter area is blended with condensate and shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution natural gas is conserved and utilized as fuel gas at the batteries, with the remainder processed at the Husky North Hansman Gas Plant located at 8-14-39-03 W4.

The McDaniel Report has assigned Non-Producing Reserves to 23 horizontal wells in the Dina pool, resulting in an average forecast ultimate recovery of 19%.

Management of the Corporation believes, based upon its assessment of the Hayter area, that there are also opportunities to improve the gathering and processing of produced fluid. De-bottlenecking field gathering systems and processing facilities may serve to increase fluid handling capacity, resulting in increased oil production and reduced operating costs.

Future development of this pool may also include additional in-fill drilling on closer spacing, pool extensions through the identification of by-pass reserves and re-completion of existing wells by isolating portions of the horizontal wells that are experiencing higher water production. There is also an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery, similar to the Initial Properties, employing inclined free-water knockouts.

West Provost

Pursuant to the Additional Properties Acquisition, the Corporation acquired an average 37.5% working interest in this area and assumed operatorship. Currently production is approximately 650 BOE/d of primarily 26° API oil, at a 98% water cut, primarily from the Mannville "L" Pool located in Twps. 37, 38 and 39-3 W4M. Current natural gas production is approximately 200 Mcf/d. The McDaniel Report has assigned to this area 952 MBOE of Established Reserves, before deduction of royalties. The West Provost pool contains 114 gross (43 net) producing oil wells and 15 gross (6 net) producing natural gas wells.

The Mannville "L" Pool was first discovered in 1976 with the drilling of the 11-15-38-3 W4M well. The pool was subsequently developed using vertical wells. Since 1993 the pool has been developed almost exclusively using directional wells drilled from central pad locations. The area also produces oil from five vertical oil wells developed in the Rex formation. The wells in this area are equipped with progressive cavity pumps to maximize fluid production. All oil wells are tied into one of two operated batteries. The West Provost area also produces natural gas from 15 gross wells, primarily from the Viking and Colony Formations.

The majority of the West Provost fluid production in the area is gathered at a central battery located at 3-15-38-03 W4M, in which the Corporation acquired a 37.5% working interest. The battery has a capacity of approximately 115,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution and non-associated natural gas is conserved and processed at the Husky North, Hansman Lake Gas Plant at 8-14-39-03 W4M.

The Corporation anticipates that there may be an opportunity to selectively drill horizontal wells within structurally high areas in the pool. There is also an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery, similar to the Initial Properties, employing inclined free-water knockouts.

Undeveloped Lands

Approximately 21,167 (7,427 net) acres of Undeveloped Lands were acquired by the Corporation from the Additional Properties Vendor as part of the Additional Properties Acquisition. The Corporation has assigned a value of $371,000 to these Undeveloped Lands. The Corporation intends to conduct a review of available seismic and other data and develop an exploitation plan regarding these Undeveloped Lands. Capital expenditures, Farmouts or dispositions may result in future revenues from these Undeveloped Lands. The geographical area and value assigned by the Corporation to the Undeveloped Lands is as follows:

Property	Gross Area (Acres)	Net Area (Acres)	Assigned Value
Hayter	8,142	3,342	$167,000
West Provost	13,025	4,085	$204,000
TOTAL	**21,167**	**7,427**	**$371,000**

Marketing Arrangements

All of the oil production from the Additional Properties is shipped into the Bow River stream on the Gibson Provost pipeline system. Gibson Energy Ltd. supplies condensate required for blending on the Provost system and invoices the producer. The percentage of condensate required ranges from 15 to 25% of produced oil depending on the season, with more condensate required in the winter months.

As part of the closing of the Additional Properties Acquisition, the Corporation entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the Additional Properties Vendor until December 31, 2003. To complete this contract the Corporation must purchase approximately 1,000 Bbls/d of condensate to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Corporation is paid the NYMEX calendar WTI price less a fixed differential of U.S. $8.233 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.244 per Bbl. In effect, this contract applies a fixed differential to a WTI price collar between U.S. $22.633 and U.S. $25.477 per Bbl. The contract is effective until December 31, 2003. The Corporation and the Additional Properties Vendor are engaged in a dispute as to whether an additional $5.8 million adjustment to the Additional Properties Acquisition Cost should be made in favour of the Additional Properties Vendor. This dispute relates to whether or not the value of a hedging contract held by the Additional Properties Vendor impacts the net proceeds from the Additional Properties from the effective date of the Additional Properties Acquisition of June 1, 2002 to the closing date of November 15, 2002. The Additional Properties

Vendor has indicated its intent to charge the Corporation the additional $5.8 million as an interim adjustment within 90 days and in any event not later than 180 days of the closing of the Additional Properties Acquisition. Management of the Corporation believes that such amount is not owing to the Additional Property Vendor. This dispute is expected to be resolved through an arbitration process established in the Additional Properties Agreement. See "Risk Factors".

Produced solution natural gas is conserved, and then processed at a third party sour gas plant. Non-associated natural gas is sold under two different contracts. The first is an aggregator natural gas purchase contract with TransCanada PipeLines for the life of the reserves and the second is a 30-day evergreen contract using AECO spot pricing.

Oil and Natural Gas Reserves

McDaniel has prepared the McDaniel Report dated August 21, 2002, evaluating as at June 1, 2002 the crude oil, natural gas and natural gas liquids reserves attributable to the Additional Properties, which evaluation has been mechanically updated only to August 1, 2002. **The McDaniel Report evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the Additional Properties and the Additional Direct Royalties prior to provision for income taxes, interest costs (including Debt Service Charges), general and administrative expenses (including General and Administrative Costs) facility site restoration, well abandonment, well site restoration costs, and salvage recovery, but after providing for estimated royalties, operating costs, and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated by McDaniel represent the fair market value of the reserves.** Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Additional Properties
Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Escalating Cost and Price Case (1)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas(2) (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2)(3)(4) Discounted at			
	Gross (2)	Net (2)	Gross (2)	Net (2)	0%	10%	15%	20%
Proved Reserves(2)								
Producing Reserves (2)(6)	5,354	4,556	320.0	255.2	51,922	44,721	42,002	39,691
Non-Producing Reserves (2)	1,867	1,532	–	–	17,173	13,481	12,049	10,819
Total Proved Reserves (2)	7,221	6,088	320.0	255.2	69,095	58,202	54,051	50,510
Risked Probable Reserves (2)	879	741	9.6	6.7	9,484	6,797	5,915	5,223
Established Reserves (2)	**8,100**	**6,829**	**329.6**	**261.9**	**78,579**	**64,999**	**59,966**	**55,733**

Additional Properties
Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Constant Cost and Price Case (1)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas(2) (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2)(3)(5) Discounted at			
	Gross (2)	Net (2)	Gross (2)	Net (2)	0%	10%	15%	20%
Proved Reserves (2)								
Producing Reserves (2)(6)	5,354	4,552	320.0	255.2	65,595	54,932	50,985	47,672
Non-Producing Reserves (2)	1,867	1,532	–	–	20,779	16,330	14,615	13,147
Total Proved Reserves (2)	7,221	6,083	320.0	255.2	86,374	71,262	65,600	60,819
Risked Probable Reserves (2)	879	740	9.6	6.7	12,178	8,533	7,349	6,427
Established Reserves (2)	**8,100**	**6,823**	**329.6**	**261.9**	**98,552**	**79,795**	**72,949**	**67,246**

Notes:

(1) Columns may not add due to rounding.

(2) See Notes (2) to (7) and (9) of "Initial Properties – Oil and Natural Gas Reserves".

(3) The McDaniel Report estimates total capital expenditures (net to the Corporation) to achieve the estimated future pre-tax net cash flows from the Established Reserves, Proved Reserves and Probable Reserves based on escalating cost and price assumptions to be $12,517,000 ($12,064,000 if discounted by 15% per annum) with $9,046,000, $3,471,000 and $Nil of those capital expenditures estimated for the calendar years 2002, 2003 and 2004, respectively. The corresponding capital expenditures to achieve the estimated future pre-tax net cash flows from the Established Reserves, Proved Reserves and Probable Reserves based

on constant cost and price assumptions are $12,449,000 ($12,005,000 if discounted by 15% per annum) with $9,046,000, $3,403,000 and $Nil of those capital expenditures estimated for the calendar years 2002, 2003 and 2004, respectively.

(4) See Note (11) of "Initial Properties – Oil and Natural Gas Reserves".

(5) See Note (10) of "Initial Properties – Oil and Natural Gas Reserves".

(6) Approximately 99% of the Proved Producing Reserves are currently on production.

Summary of Selected Reserve Information

The following table sets forth the interests acquired, gross reserves, Economic Life and Reserve Value information respecting the Additional Properties as at August 1, 2002, the date of the McDaniel Report.

Property	% Interest anticipated to be Acquired (1)(2)	Gross Reserves (MBOE) (2)(3)	Economic Life (years) (2)(3)	Reserve Value (2)(3)(4)(5) ($000's)	Reserve Value (2)(3)(4)(5) %
Hayter	95.0	7,203	10	56,156	86.4
West Provost	37.5	952	10	8,843	13.6
TOTAL (6)	**79.8**	**8,155**	**10(7)**	**64,999**	**100.0**

Notes:

(1) The weighted average percentage interest share of Established Reserves acquired by the Corporation from the Additional Properties Vendor before the deduction of royalties payable to others (other than the Trust).

(2) Based on Established Reserves as derived from the McDaniel Report.

(3) Utilizing escalating cost and price assumptions.

(4) *Discounted at 10%, before general and administrative expenses, interest costs, taxes, site restoration and abandonment costs.*

(5) Net of capital expenditures. Does not include the value of the Undeveloped Lands.

(6) Columns may not add due to rounding.

(7) Average of Economic Life column.

Incremental Exploitation and Development Potential

Management of the Corporation has identified several opportunities to take advantage of possible development potential and increase existing production in the Additional Properties which are supplemental to the future development projects included in the determination of the Reserve Values contained in the McDaniel Report. Opportunities being considered include:

(a) additional in-fill drilling potential exists at Hayter using shorter horizontal wells (200-300 metres in length), spaced at 20-25 metres to access reserves currently not being effectively depleted through existing wells. In 2001 and 2002, the operator of the property drilled several 20 metre inter-well distance wells at the "toe" of existing horizontal wells. Initial results from these wells are promising, with the original recoverable proved reserves estimated by McDaniel at 90 Mbbls per well;

(b) at Hayter, forecast ultimate recovery of 19% of the OOIP in the McDaniel Report is relatively low when compared to other pools of this type and quality;

(c) the Hayter property has fluid handling limitations, which can be reduced through gathering and processing facility de-bottlenecking; and

(d) at West Provost, there may be an opportunity to selectively drill horizontal wells within structurally high areas in the pool as well as an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery.

Neither the capital costs nor the potential incremental production associated with these opportunities are reflected in the McDaniel Report.

The Corporation may also identify additional development projects and other opportunities to optimize production from the Additional Properties and implement operational efficiencies to lower operating expenses from those forecasted in the McDaniel Report once it has enhanced its understanding of the operations of the Additional Properties subsequent to gaining control of such operations.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells located on the Additional Properties as at September 30, 2002 in which the Corporation has an interest, and which are producing wells or which are considered by the Corporation to be capable of producing.

	Producing [4] [5]				Shut-in[1]			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross Wells [2]	Net Wells [3]	Gross Wells [2]	Net Wells [3]	Gross Wells [2]	Net Wells [3]	Gross Wells [2]	Net Wells [3]
Hayter	149	141.5	–	–	33	31.3	1	1.0
West Provost	114	42.7	15	5.6	13	4.9	1	0.4
TOTAL	**263**	**184.2**	**15**	**5.6**	**46**	**36.2**	**2**	**1.4**

Notes:

(1) "Shut-in Wells" means wells which are not producing but which are considered by the Corporation to be capable of production. Shut-in Wells in which the Corporation acquired an interest are located within a reasonable distance from or are already tied into gathering systems, pipelines or other means of transportation.
(2) "Gross Wells" means the total number of wells in which the Corporation acquired a working interest.
(3) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest acquired therein.
(4) Royalty interest wells have been assigned a net number of zero.
(5) Not all wells in which the Corporation acquired an interest have been assigned reserves in the McDaniel Report or are included in this table. See "Description of the Trust – Reclamation Fund".

Production History

The sales volumes of crude oil, natural gas, and natural gas liquids attributable to the Additional Properties, before deduction of royalties, for the periods indicated are summarized below.

	9 Month Period Ended September 30, 2002 [2]	Year Ended December 31, [1]		
		2001	2000	1999
Crude oil and natural gas liquids (Mbbls)	1,955	2,873	2,404	2,077
Average daily production (Bbls/d)	7,160	7,872	6,587	5,689
Natural gas sales (Mmcf)	165	218	90	137
Average daily sales (Mcf/d)	605	596	246	374
Total oil equivalent (MBOE)	**1,982**	**2,909**	**2,419**	**2,099**
Average daily production (BOE/d)	**7,261**	**7,971**	**6,628**	**5,750**

Notes:

(1) Based on information provided to the Corporation by the Additional Properties Vendor.
(2) Based on information provided to the Corporation by the Additional Properties Vendor and the Corporation's accounting records.

Drilling History

The following table sets forth the gross and net exploratory and development wells in respect of the Additional Properties in which the Additional Properties Vendor participated during the periods indicated. The Additional Properties Vendor did not participate in any exploratory wells during such periods. The Corporation has not completed the drilling of any wells in respect of the Additional Properties since the acquisition of the Additional Properties. However, the Corporation as of February 4, 2003 has commenced a six well drilling program.

	Year Ended December 31, (4)					
	2001		2000		1999	
	Gross Wells (1)	Net Wells (2)(3)	Gross Wells (1)	Net Wells (2)(3)	Gross Wells (1)	Net Wells (2)(3)
Oil	21	19.6	26	23.4	10	9.1
Natural Gas	–	–	–	–	–	–
Dry	–	–	–	–	–	–
TOTAL	**21**	**19.6**	**26**	**23.4**	**10**	**9.1**

Notes:

(1) "Gross Wells" means the number of wells in which the Corporation acquired a working interest.
(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest acquired by the Corporation therein.
(3) Royalty interest wells have been assigned a net number of zero.
(4) Based on information provided to the Corporation by the Additional Properties Vendor.

Capital Expenditures

The following table summarizes capital expenditures made by the Additional Properties Vendor on acquisitions, development drilling and production facilities and other equipment in respect of the Additional Properties for the periods indicated.

	Year Ended December 31, (1)		
	2001	2000	1999
	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)
Property acquisitions (2)	–	54	–
Development expenditures (3)	12,373	14,941	5,095
Production equipment (4)	4,518	3,915	521
TOTAL	**16,891**	**18,910**	**5,616**

Notes:
(1) Based on information provided to the Corporation by the Additional Properties Vendor.
(2) Property acquisitions include production lease purchasers, and production royalty purchases and property exchanges of lease and royalty interests.
(3) Development expenditures include development drilling and miscellaneous intangible expenditures.
(4) Production equipment includes production and facility equipment and miscellaneous tangible assets.

Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Additional Properties for the periods indicated.

	9 Month Period Ended September 30, 2002 (1)	Year Ended December 31, (1)		
		2001	2000	1999
	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:				
Petroleum and natural gas sales (2)	55,460	57,615	72,026	42,693
Royalties	7,324	11,340	14,465	7,268
Operating expenses	12,666	12,832	8,800	7,453
Operating Income	**35,470**	**33,443**	**48,761**	**27,972**

Notes:

(1) See "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation years ended December 31, 2001, 2000 and 1999" included in this prospectus.

(2) Average product prices received: 2002 - $27.98/BOE; 2001 - $19.89/BOE; 2000 - $29.77/BOE; and 1999 - $20.34/BOE, based on information provided to the Corporation by the Additional Properties Vendor.

SELECTED PRO FORMA INFORMATION

The following pro forma information reflects combined information related to the Initial Properties and the Additional Properties. See "Initial Properties", "Additional Properties", "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation Years ended December 31, 2001, 2000 and 1999", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation Years ended December 31, 2001, 2000 and 1999", "Balance Sheet Harvest Energy Trust As at September 30, 2002" and "Unaudited Pro Forma Consolidated Financial Statements of Harvest Energy Trust As at September 30, 2002 and for the nine months ended September 30, 2002 and year ended December 31, 2001" included in this prospectus for a description of each group of properties and their related reserve information, production information and direct revenue and operating expenses.

Pro Forma Description of Properties

The Initial Properties and the Additional Properties are located in the same general area in east central Alberta near Lloydminster. The Initial Properties and the Additional Properties include interests in the following major oilfields: Hayter, Thompson Lake, David North, West Provost, Bellshill Lake and Metiskow. See "Initial Properties" and "Additional Properties".

The Initial Properties and the Additional Properties are operated by the Corporation. The Corporation has approximately a 99% working interest in the Initial Properties and a 95% and 37.5% working interest in the Hayter properties and the West Provost properties, respectively. The Corporation has Established Reserves (according to the McDaniel Report using escalating price and cost assumptions), before deduction of royalties, of 5,141 Mbbls of medium gravity crude oil, 7,203 Mbbls of heavy gravity crude oil, 82 Mbbls of natural gas liquids and 1,816 Mmcf of natural gas.

Associated with these Initial Properties and Additional Properties are 15,382 net acres of Undeveloped Land, 451 net producing oil wells, 6 net producing natural gas wells, 87 net shut-in oil wells and 1.4 net shut-in natural gas wells.

This portfolio of Properties has the following characteristics:

(a) **Predictable Production Performance:** The production from the Initial Properties and Additional Properties is derived from several hundred wells, which in aggregate have demonstrated a stable and predictable production history.

(b) **Operated:** The Corporation, as operator of the Initial Properties and the Additional Properties, will be able to exercise management and operating control to enhance the value of the Properties for the benefit of the Trust. See "Information Respecting the Corporation – Operating Strategy".

(c) **Concentrated:** The Initial Properties and Additional Properties are concentrated in a relatively small area in east central Alberta. Management of the Corporation believes this will enable the Corporation to gain benefits from economies of scale in managing the Initial Properties and Additional Properties and will also enable the Corporation to effectively enhance the value of the Initial Properties and Additional Properties by applying experience gained from one property to the balance of the Properties.

(d) **Development Potential:** The Initial Properties and Additional Properties have been operated by senior oil and natural gas producers in the past. Although the Initial Properties and Additional Properties have been subject to extensive drilling and development programs, management of the Corporation believes that there are opportunities to improve the production from and to further develop the Reserves associated with these Properties. See "Selected Pro Forma Information – Pro Forma Reserve Information" and "Selected Pro Forma Information – Pro Forma Incremental Exploitation and Development Potential".

Pro Forma Reserve Information

McDaniel has prepared the McDaniel Report dated August 21, 2002, evaluating as at August 1, 2002 the crude oil, natural gas and natural gas liquids reserves attributable to the Initial Properties and the Initial Direct Royalties and evaluating as at June 1, 2002, with a mechanical update only to August 1, 2002, the crude oil, natural gas and natural gas liquids reserves attributable to the Additional Properties and the Additional Direct Royalties. **The McDaniel Report evaluates the crude**

oil, natural gas and natural gas liquids reserves attributable to the Initial Properties and the Additional Properties prior to provision for income taxes, interest costs (including Debt Service Charges), general and administrative expenses (including General and Administrative Costs), facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net cash flows estimated by McDaniel represent the fair market value of these reserves. Additional assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Escalating Cost and Price Case (1)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2) Discounted at			
	Gross (2)	Net (2)	Gross (2)	Net (2)	0%	10%	15%	20%
Proved Reserves(2)								
Producing Reserves(2)	9,251	8,225	1,348.3	1,078.8	99,174	83,660	77,911	73,079
Non-Producing Reserves(2)	1,903	1,565	298.1	232.9	18,378	14,416	12,882	11,567
Total Proved Reserves(2)	11,154	9,790	1,646.4	1,311.7	117,552	98,076	90,793	84,646
Risked Probable Reserves(2)	1,272	1,113	169.9	133.1	15,200	10,439	8,927	7,763
Established Reserves(2)	**12,426**	**10,903**	**1,816.2**	**1,444.8**	**132,752**	**108,515**	**99,720**	**92,409**

Notes:

(1) Columns may not add due to rounding.

(2) See Notes (2) through (11) to "Initial Properties – Oil and Natural Gas Reserves" and Note 3 to "Additional Properties – Oil and Natural Gas Reserves".

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Constant Cost and Price Case (1)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (1)(2) Discounted at			
	Gross (2)	Net (2)	Gross (2)	Net (2)	0%	10%	15%	20%
Proved Reserves(2)								
Producing Reserves(2)	9,254	8,218	1,349.0	1,079.4	127,416	104,243	95,835	88,860
Non-Producing Reserves(2)	1,903	1,564	298.1	232.9	22,139	17,376	15,544	13,978
Total Proved Reserves(2)	11,157	9,782	1,647.1	1,312.3	149,555	121,619	111,379	102,838
Risked Probable Reserves(2)	1,272	1,112	169.9	133.1	19,508	13,092	11,075	9,534
Established Reserves(2)	**12,429**	**10,893**	**1,817.0**	**1,445.4**	**169,063**	**134,711**	**122,454**	**112,372**

Notes:

(1) Columns may not add due to rounding.

(2) See Notes (2) through (11) to "Initial Properties – Oil and Natural Gas Reserves" and Note 3 to "Additional Properties – Oil and Natural Gas Reserves".

Estimated Pre-Tax Net Cash Flows – Established Reserves of Pro Forma Properties Escalating Cost and Price Case (1) (Dollar amounts in thousands)

Year	Annual Production (MBOE)	Company Interest Revenue	Royalty Burdens (2)	Operating Expenses	Other Income	Net Operating Income	Net Capital Investment	Net Cash Flow (3) (4)
2002	1,326.0	$ 36,774	$ 5,551	$ 8,950	$ 22	$ 22,296	$ 9,046	$ 13,250
2003	3,283.7	86,530	13,593	22,086	36	50,886	3,701	47,186
2004	2,365.1	55,833	7,706	21,897	32	26,262	5	26,257
2005	1,791.0	42,877	5,398	21,187	29	16,321	5	16,316
2006	1,338.0	32,567	3,804	18,206	25	10,582	–	10,582
2007	956.5	24,357	2,620	14,171	–	7,566	–	7,566
2008	697.2	18,366	1,872	11,290	–	5,204	–	5,204

Year	Annual Production (MBOE)	Company Interest Revenue	Royalty Burdens (2)	Operating Expenses	Other Income	Net Operating Income	Net Capital Investment	Net Cash Flow (3) (4)
2009	489.8	13,187	1,314	8,454	–	3,419	–	3,419
2010	261.1	7,152	716	4,836	–	1,600	–	1,600
2011	160.3	4,485	454	3,164	–	866	–	866
2012	38.7	1,204	87	804	–	313	–	313
2013	12.7	409	31	241	–	138	–	138
2014	2.8	92	14	52	–	26	–	26
2015	1.8	59	12	34	–	14	–	14
2016	1.6	54	11	34	–	8	–	8
Remainder	2.3	58	12	36	–	10	–	9
Total	12,728.7	$ 324,003	$ 43,197	$ 135,441	$ 144	$ 145,510	$ 12,757	$ 132,752

Notes:

(1) Numbers may not agree with the McDaniel Report and columns may not add due to rounding.
(2) Includes mineral taxes.
(3) Undiscounted.
(4) Net cash flow before income taxes, interest, general and administrative expenses and estimated site restoration and abandonment costs.

Pro Forma Incremental Exploitation and Development Potential

Management of the Corporation has identified several opportunities to take advantage of possible development potential and increase existing production in the Initial Properties and the Additional Properties which are supplemental to the future development projects included in the determination of the Reserve Value contained in the McDaniel Report. A summary of the opportunities being considered are noted below. See "Initial Properties – Incremental Exploitation and Development Potential" and "Additional Properties – Incremental Exploitation and Development Potential" for a more detailed discussion of these opportunities.

- **Hayter:** Drilling additional in-fill wells using shorter horizontal wells (200-300 metres in length), spaced at 20-25 metres to access reserves currently not being effectively depleted through existing wells.
- **West Provost:** Potential opportunity to selectively drill horizontal wells within structurally high areas in the pool.
- **Thompson Lake:** Drilling 10 additional development locations.
- **David North:** Undertaking 20 well re-completions to convert wells which have been producing in the Lloydminster and/or Dina zones to oil producers from the Cummings and Sparky formations.
- **Bellshill Lake:** Drilling additional horizontal wells which have been identified through a review of 3-D seismic data.

Neither the capital costs nor the potential incremental production associated with these opportunities are reflected in the McDaniel Report.

The Corporation may also identify further development projects and other opportunities to optimize production from the Initial Properties and the Additional Properties and implement operational efficiencies to lower operating expenses from those forecasted in the McDaniel Report as it enhances its understanding of the operations of the Initial Properties and the Additional Properties.

Selected Pro Forma Production Information

The sales volumes of crude oil, natural gas, and natural gas liquids attributable to the Initial Properties and the Additional Properties, before deduction of royalties, for the periods indicated are summarized below.

	9 Month Period Ended September 30, 2002(2)(3)	Year Ended December 31, (1)(3)		
		2001	2000	1999
Crude oil and natural gas liquids (Mbbls)	2,634	3,938	3,642	3,326
Average daily production (Bbls/d)	9,649	10,789	9,980	9,112
Natural gas sales (Mmcf)	323	481	345	381
Average daily sales (Mcf/d)	1,182	1,315	946	1,042
Total oil equivalent (MBOE)	**2,688**	**4,018**	**3,700**	**3,389**
Average daily production (BOE/d)	**9,846**	**11,008**	**10,138**	**9,284**

Notes:

(1) Based on information provided to the Corporation by the Initial Properties Vendors in respect of the Initial Properties and the Additional Properties Vendor in respect of the Additional Properties.
(2) Based in part on information provided to the Corporation by the Initial Properties Vendors and the Additional Properties Vendor.
(3) See Notes to "Initial Properties – Production History" and "Additional Properties – Production History".

Pro Forma Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Initial Properties and the Additional Properties for the periods indicated.

	9 Month Period Ended September 30, 2002(1)	Year Ended December 31, (1)(2)		
		2001	2000	1999
	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:				
Petroleum and natural gas sales (1)	79,536	88,290	118,422	73,199
Royalties	9,438	14,132	18,872	10,253
Operating expenses	20,299	24,419	18,133	14,719
Operating Income	**49,799**	**49,739**	**81,417**	**48,227**

Notes:

(1) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation Years ended December 31, 2001, 2000 and 1999", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation Years ended December 31, 2001, 2000 and 1999", "Balance Sheet Harvest Energy Trust As at September 30, 2002" and "Unaudited Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at September 30, 2002 and for the nine months ended September 30, 2002 and year ended December 31, 2001" included in this prospectus.
(2) See Notes to "Initial Properties – Direct Revenue and Operating Expenses" and "Additional Properties – Direct Revenue and Operating Expenses".

DESCRIPTION OF THE TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 2400, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6. The Trust is managed by the Corporation, its wholly-owned subsidiary, pursuant to the Trust Indenture and the Administration Agreement.

The Trust was established for the purposes of:

(a) acquiring the NPI and Direct Royalties (including the Initial Direct Royalties and the Additional Direct Royalties);

(b) making payments to the Corporation pursuant to the Deferred Purchase Price Obligation under the NPI Agreement;

(c) acquiring or investing in securities of the Corporation and in the securities of any other entity including, without limitation, bodies corporate, partnerships or trusts that are Permitted Investments, and borrowing funds or otherwise obtaining credit for that purpose;

(d) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

Structure of the Trust

The structure of the Trust and the flow of cash from the Properties to the Corporation, from the Corporation to the Trust and from the Trust to Unitholders are set forth below:


Unitholders
Distributable Cash
Harvest Energy Trust (1)
Capital Fund (6)
Capital Fund Contribution
NPI Income (4)
Direct Royalties
Current Bank Facility (5)
Debt Service
Credit Advances
Harvest Operations Corp.
Working Interests from the Sale of Petroleum Substances
Reclamation Fund
Reserve Fund
Properties (2)

Notes:

(1) A wholly-owned subsidiary of the Trust. See "Information Respecting the Corporation".

(2) The Corporation owns the Initial Properties and the Additional Properties and may acquire or dispose of other Properties from time to time. See "Acquisition of the NPI", "Initial Properties" and "Additional Properties".

(3) In addition to the NPI, the Trust holds the Initial Direct Royalties and the Additional Direct Royalties. See "Description of the Trust – the NPI and Direct Royalties", "Acquisition of the NPI", "Initial Properties" and "Additional Properties". Direct Royalties are also anticipated to include other royalty interests acquired by the Trust from time to time.

(4) Pursuant to the NPI Agreement, the Corporation makes regular monthly payments to the Trust in the amount of the NPI Income. See "Description of the Trust – the NPI and Direct Royalties".

(5) The gross proceeds realized by the Trust from the issuance of the Special Warrants of $15,000,000 (before deducting the Underwriters' fee of $750,000 and the expenses in connection with the issuance of the Special Warrants and the qualification for distribution of the Qualified Units, estimated to be $200,000, which will be paid out of the general funds of the Trust) were used by the Trust to partially repay the advance made under the Current Bank Facility which was used previously to partially fund the Additional Properties Acquisition. See "Information Respecting the Corporation – Borrowing", "Capitalization of the Trust" and "Use of Proceeds".

(6) The Trust retains up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

The NPI and Direct Royalties

Overview

The Corporation and the Trust have entered into the NPI Agreement, pursuant to which the Corporation has granted and set out to the Trust the right to receive the NPI Income on Properties held by the Corporation from time to time, including the Initial Properties and the Additional Properties.

The NPI consists of the right to receive a monthly payment from the Corporation equal to the NPI Income, which in respect of any period for which the NPI Income is calculated, means 99% of production revenues from the Properties less 99% of the amount by which all the NPI Deductions for such period exceeds Future Acquisition Costs paid with the proceeds from the sale of Properties, withdrawals from the Reserve Fund or Reclamation Fund to fund payment of the NPI Deductions and advances made pursuant to the Credit Facilities to fund the payment of the NPI Deductions. The NPI Deductions paid as part of the Deferred Purchase Price Obligation are credited to the NPI Deductions.

Pursuant to the NPI Agreement substantially all of the economic benefit derived from the assets of the Corporation accrues to the benefit of the Trust and ultimately to the Unitholders. The term of the NPI Agreement is for so long as there are Petroleum and Natural Gas Rights to which the NPI Agreement applies.

The residual 1% share of gross proceeds from the sale of Production which does not form part of the NPI Income and is retained by the Corporation, together with any income of the Corporation derived from Properties that are not working interests in Canadian resource properties (including the Corporation's 1% share of income from the royalty interests from which the Direct Royalties are derived), is used to defray certain expenses and capital expenditures of the Corporation.

Pursuant to the NPI Agreement, the Corporation is required to pay the Trust the NPI Income received by the Corporation from the Properties during the month on or before the 15th day of the next calendar month. In calculating the NPI Income, the Corporation deducts, among other costs and expenses, any amounts paid into the Reserve Fund and the Reclamation Fund. See "Description of the Trust – Reserve Fund" and "Description of the Trust – Reclamation Fund".

As consideration for granting the NPI, the Trust must pay to the Corporation the Deferred Purchase Price Obligation. To satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI on any Properties are paid to the Corporation. The Trust is not required to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available. See "Deferred Purchase Price Obligation" below for a more detailed description of the Deferred Purchase Price Obligation.

If the Corporation wishes to dispose of any Properties which will result in proceeds in excess of $10 million, the Harvest Board is required to approve such disposition however, if the disposition represents all or substantially all of the Properties, such disposition must also be approved by a Special Resolution of the Unitholders.

The Initial Properties and Additional Properties include working interests in a number of oil treating, natural gas gathering, natural gas compression and natural gas processing facilities. There may be opportunities for the Corporation to provide services to third parties with regard to the Corporation's available capacity in such facilities. Any income from providing processing, gathering, disposal or treating services will not be included in the calculation of the NPI Income, but will be used to defray certain expenses and capital expenditures of the Corporation.

The Trust reimburses the Corporation for Crown royalties and other Crown charges payable by the Corporation in respect of production from or ownership of the Properties. The Corporation is entitled to set off its right to be so reimbursed against its obligation to pay the NPI.

Pursuant to the Trust Indenture, all substantive amendments to the NPI Agreement must be approved by Special Resolution of the Unitholders.

In addition to the NPI, the Trust owns a beneficial interest in the Initial Direct Royalties and the further Direct Royalties and may acquire further Direct Royalties. Such Direct Royalties may consist of direct petroleum and natural gas royalty interests and may be acquired from time to time.

Deferred Purchase Price Obligation

Pursuant to the NPI Agreement, the Deferred Purchase Price Obligation consists of an ongoing obligation of the Trust to pay to the Corporation, to the extent of the Trust's available funds, an amount equal to:

(a) the portion of Future Acquisition Costs incurred by the Corporation from time to time and after the date of the NPI Agreement, which are attributable to Canadian resource property, payable at the time of incurring such Future Acquisition Costs, plus

(b) certain designated drilling, completion, equipping and other costs, in respect of the Properties, payable at the time of incurring such expenditures, plus

(c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and capital expenditures, payable at the time of satisfaction by the Corporation of such indebtedness. To satisfy the Deferred Purchase Price Obligation, pursuant to the NPI Agreement, the Trust is required to pay over to the Corporation the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI of any Properties held by the Corporation. The Trust is not obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

To the extent that the Corporation designates an expenditure as a Deferred Purchase Price Obligation:

(a) if the designated expenditure is funded by issuing additional Trust Units, by the proceeds of dispositions of the Canadian resource property component of Properties, by the disposition of Direct Royalties or by the issuance of debt, it will not be a charge against the NPI Income, and therefore will not reduce payments of the NPI Income to the Trust or distributions to Unitholders;

(b) the Trust will be obliged to pay to the Corporation ninety-nine (99%) percent of the amount of the designated expenditure to the extent not funded by borrowing by the Corporation;

(c) the cost to the Trust of the designated expenditure will be added to the Canadian oil and gas property expenditures account ("COGPE") of the Trust, thus creating additional tax deductions (see "Canadian Federal Income Tax Considerations"); and

(d) the additional revenue generated from the Properties acquired by the designated expenditure will be added to the revenues used to calculate the NPI Income, thereby potentially increasing the amount payable to the Trust under the NPI Agreement.

Acquisitions

The Corporation may acquire additional Properties from time to time and, pursuant to the NPI Agreement, is entitled to fund such acquisitions from Residual Revenues, the Deferred Purchase Price Obligation, borrowings, or working capital of the Corporation.

Dispositions

Pursuant to the NPI Agreement, to the extent that Properties are disposed of by the Corporation, in consideration for the release of the NPI from such Properties, the Trust will be entitled to 99% of the net proceeds of disposition of the Canadian resource property component thereof after retiring any borrowing which relates to such component. Alternatively, the Corporation will be entitled to reinvest such proceeds on behalf of the Trust pursuant to the Deferred Purchase Price Obligation.

The proceeds from the disposition by the Corporation of any of the Properties that are not attributable to Canadian resource properties will not be included in the NPI Income. Management of the Corporation intends to use such proceeds, together with the residual 1% of the net proceeds received by the Corporation from sales of the Canadian resource property components of the Properties, to defray certain costs and expenses and capital expenditures of the Corporation as described above or to purchase additional Properties which will be subject to the NPI.

In connection with the sale of any interests in the Direct Royalties in accordance with the Administration Agreement, the Corporation will determine whether the net proceeds of the sale should be distributed to Unitholders or reinvested in additional Properties including additional Direct Royalties.

Farmouts

Pursuant to the NPI Agreement, the Corporation is permitted to Farmout any of the Properties if the farmee agrees to incur and pay capital expenditures for purposes of exploiting such Properties and, in consideration thereof, earns an interest in such Properties. Any such Farmout shall also be a Farmout of the NPI on the same terms such that that portion of the Properties, which has been farmed out, shall terminate.

Alberta Royalty Tax Credits

The Trust is entitled to claim ARTC in respect of amounts reimbursed by it to the Corporation for Alberta Crown Royalties and other Alberta Crown charges in respect of Properties owned by the Corporation provided that the Properties (or any portion thereof) are not considered "restricted resource properties" within the meaning of the *Alberta Corporate Tax Act.*

All of the Initial Properties and Additional Properties are considered "restricted resource properties" and are not eligible for ATRC. However, the Trust will be entitled to claim ARTC in respect of amounts reimbursed by it to the Corporation for Alberta Crown royalties and other Alberta Crown charges in respect of the production from new wells drilled on the Initial Properties and the Additional Properties and from additional Properties acquired by the Corporation which are not "restricted resource properties" up to a maximum of $2,000,000 of allowable Crown royalties and other charges. See "Canadian Federal Income Tax Considerations – Entitlement to Alberta Royalty Tax Credits".

Non-Deductible Crown Royalties

Pursuant to the NPI Agreement, the Trust is required to reimburse the Corporation for 99% of all Non-Deductible Crown Royalties paid by the Corporation in respect of the Properties and the Corporation is entitled to set-off such amounts against payments otherwise required to be made to the Trust.

Reserve Fund

Under the NPI Agreement, the Corporation is entitled to pay such amounts of the revenues received from Production and any Residual Revenues received by the Corporation in respect of the Properties into the Reserve Fund if, as and when the Corporation determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices, to provide for payment of production costs which the Corporation estimates will or may become payable in the next six months for which there may not be sufficient revenues to satisfy such costs in a timely manner. Funds retained by the Corporation in the Reserve Fund are required to be used by the Corporation to fund the payment of production costs. To the extent that funds are drawn from the Reserve Fund and used to pay production costs such amounts will be credited to the NPI Deductions in calculating the NPI Income.

Reclamation Fund

The Corporation is liable for its share of ongoing environmental obligations and for the ultimate reclamation of the Properties upon abandonment. In connection with the acquisition of the Initial Properties and the Additional Properties, the Corporation hired engineering consultants and conducted an environmental assessment to estimate reclamation and abandonment liabilities for all wells and facilities associated with the Properties. The Corporation's staff also conducted field visits on all major properties and reviewed every major battery, as well as all natural gas processing and compressor facilities. Well abandonment and reclamation costs were determined taking into account the well type, depth, zone, and topographical considerations. Surface facilities were reviewed for soil and groundwater contamination problems. Government records and the records of the applicable Vendor were reviewed to determine whether or not there were any extraordinary environmental concerns. Cost estimates were determined based upon average actual historical costs for similar projects.

Ongoing environmental obligations are expected to be funded out of cash flow. Those obligations will reduce the amount of The NPI Income that is payable to the Trust. The Corporation currently estimates that the future environmental and reclamation obligations, after salvage recovery, in respect of the Initial Properties and the Additional Properties will aggregate approximately $4.3 million and $5.4 million, over the life of the Initial Properties and the Additional Properties respectively

Pursuant to the NPI Agreement, the Corporation is required to establish a reclamation fund, to which it makes annual contributions, which will provide for the ultimate site restoration and well and facility abandonment expenditures on an appropriate basis over the Economic Life of the relevant reserves. Contributions to the Reclamation Fund may be adjusted by the Corporation from time to time based on its assessment of its share of expected environmental and final site reclamation costs. Contributions made by the Corporation to the Reclamation Fund may not be currently deductible for income tax purposes and may therefore reduce Cash Available For Distribution without an offsetting tax deduction. To the extent that funds are drawn from the Reclamation Fund and used for site restoration and well and facility abandonment expenditures such amounts are credited to the NPI Deductions in calculating the NPI Income.

In addition to the identified producing wells and wells capable of production, the Initial Properties include interests in 43 gross (42 net) active injection, disposal or service wells and 52 gross (51 net) suspended or shut-in wells and the Additional Properties include interests in 17 gross (10 net) active injection, disposal or service wells and 48 gross (38 net) suspended or shut-in wells, all of which have been included in the total estimate of the Corporation's future environmental and reclamation obligations. **The estimates of reserves associated with the Initial Properties and the Additional Properties and the present worth of future net cash flows from such reserves contained in the McDaniel Report are stated before providing for estimated facility site restoration, well abandonment, well site restoration costs and salvage recovery.**

Insurance

The Corporation carries insurance policies to provide protection for its working interest in the Properties at or above industry standards. Insurance policies cover property damage, general liability and, for certain properties, business interruption. The ongoing level, type and maintenance of insurance is determined by the Corporation based upon the availability and cost of such insurance and the Corporation's perception of the risk of loss. The cost of insurance reduces the amount of the NPI Income payable to the Trust. See "Risk Factors – Environmental Concerns".

Cash Available For Distribution

Cash Available For Distribution consists of any amounts received by the Trust pursuant to the NPI and the Direct Royalties, any interest or other income from Permitted Investments, ARTC received by the Trust net of Non-Deductible Crown Royalties that are reimbursed by the Trust to the Corporation, dividends on the shares of the Corporation or any other dividends on securities of the Corporation less all expenses and liabilities of the Trust, including Debt Service Charges, which are due or accrued and which are chargeable to income.

Pursuant to the Trust Indenture and the Administration Agreement, the Corporation calculates the NPI Income for each calendar month and arranges for payment of certain direct expenses of the Trust from the NPI.

The actual amount of Cash Available For Distribution depends on, among other things, the quantity of crude oil, natural gas and natural gas liquids produced, prices received for such production, direct expenses of the Trust, taxes, operating costs, Capital Expenditures, Debt Service Charges, Crown and other royalties, other Crown charges, net contributions to the Corporation's Reclamation Fund and Reserve Fund, and General and Administrative costs of the Trust and the Corporation. See "Risk Factors".

The Corporation also has the discretion to incur debt or retain cash in order to modify seasonal and other variations in Cash Available For Distribution. Unitholders may also receive distributions of the net proceeds received from sales of Properties to the extent the Corporation determines not to use those proceeds to acquire additional Properties.

Delay in Cash Available For Distribution

In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the Properties, and by the operator to the Corporation or the Trust, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties, or the establishment by the operator of reserves for such expenses.

Capital Fund

The Trust retains up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of Properties with the intent that it will be able to continue to provide or maintain the Cash Available For Distribution over a longer period of time than would otherwise be the case.

Distributable Cash

Distributable Cash consists of the balance of the Cash Available For Distribution after the retention of funds by the Trust for the Capital Fund, which is distributed to Unitholders.

Unitholders of record on a Record Date will be entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date.

Income Tax Treatment

Any amounts paid by the Trust in respect of Future Acquisition Costs and the Deferred Purchase Price Obligation is Canadian oil and gas property expense ("COGPE") of the Trust in the year incurred. The Trust's share of any proceeds of disposition of Canadian resource properties which are receivable as a result of the release of the NPI will reduce the Trust's cumulative COGPE. In determining the portion of Distributable Cash that is taxable to a Unitholder, the Trust is entitled to an annual deduction in respect of its cumulative COGPE account, resource allowance and capitalized issue expenses in accordance with the provisions of the Tax Act. The portion of Distributable Cash to Unitholders that is not taxable in the Trust is treated as a return of capital and reduces the adjusted cost base of Trust Units held as capital property by a Unitholder. In this respect, the taxation of capital distributions is deferred until an actual or deemed disposition of Trust Units occurs or a holder's Trust Units have an adjusted cost base which is less than zero. See "Canadian Federal Income Tax Considerations".

Board of Directors

The Corporation has a board of directors consisting of 5 individuals. Pursuant to the Trust Indenture, Unitholders are entitled to elect the Board of Directors annually. Prior to all annual meetings, the Corporation will deliver an information circular and form of proxy to Unitholders with respect to the election of the directors of the Corporation at any such meeting. See "Information Respecting the Corporation – Directors and Officers of the Corporation".

Decision Making

Under the NPI Agreement, the Corporation has the exclusive control and authority over development of, and recovery of petroleum substances from, the Properties and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests. The Harvest Board has determined that all significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of capital expenditure budgets; (iii) the approval of risk management policies and activities proposed to be undertaken, and (iv) the establishment of credit facilities, shall be made by the Board of Directors.

The Board of Directors holds meetings regularly to review the business and affairs of the Corporation and the Trust.

Management of the Trust

Pursuant to the Trust Indenture and the Administration Agreement, the Corporation is required, among other things, to:

(a) administer and manage the day-to-day operations of the Trust, act as agent for the Trust, execute documents on behalf of the Trust and make executive decisions which conform to the general policies and the general principles set forth in the Trust Indenture;

(b) keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts relating to the Trust Fund and prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under the Trust Indenture;

(c) monitor the tax status of the Trust and provide information to the Trustee regarding the taxable portions of distributions and submit all income tax returns and filings to the Trustee so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them and arrange for their filing within the time required by applicable tax law;

(d) provide advice with respect to the Trust's obligations as a reporting issuer and ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation including the preparation and filing of reports and other documents with all applicable regulatory authorities;

(e) provide investor relations services to the Trust including assisting communications with Unitholders;

(f) at the request and under the direction of the Trustee, call and hold all annual and/or special meetings of the Unitholders pursuant to the Trust Indenture, prepare all materials (including notices of meetings and information circulars) in respect thereof and submit all such materials to the Trustee in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Corporation for filing or mailing or otherwise;

(g) provide office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations under the Administration Agreement;

(h) provide or cause to be provided such audit, accounting, engineering, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Trust including, without limitation, administration of the Direct Royalties, from time to time and provide or cause to be provided such legal, engineering, financial and other advice and analysis as the Trustee may require or desire to permit it to make informed decisions in connection with the discharge by it of its responsibilities as Trustee, to the extent such advice and analysis can be reasonably provided or arranged by the Corporation;

(i) provide assistance in negotiating the terms of any financing required by the Trust or otherwise in connection with the Trust Fund;

(j) take all actions reasonably necessary in connection with, or in relation to, the banking activities of the Trustee, the redemption of Trust Units pursuant to the Trust Indenture and the voting rights on any investments in the Trust Fund or any Subsequent Investments;

(k) take all actions reasonably necessary in connection with, or in relation to, directly or indirectly, the borrowing of money from or incurring indebtedness by the Trust to any person and in connection therewith, to cause the Trust to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, the Corporation and any subsidiary (as defined in the *Securities Act* (Alberta) of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person;

(l) take all actions reasonably necessary in connection with, or in relation to, the guarantee by the Trust of obligations of the Corporation or any other affiliate of the Trust pursuant to any debt for borrowed money or obligations resulting or arising from hedging instruments incurred by the Corporation or any such affiliate, as the case may be, and pledging securities issued by the Corporation or the affiliate, as the case may be, as security for such guarantee provided that such guarantee is incidental to the Trust's direct or indirect investment in the Corporation or any such affiliate or the business and affairs (existing or proposed) of the Corporation or any such affiliate, and each such guarantee entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(m) take all actions reasonably necessary in connection with, or in relation to, the Trust providing indemnities for the directors and officers of the Corporation and any affiliates;

(n) provide or cause to be provided to the Trustee any services reasonably necessary for the Trustee to be able to consider any future acquisitions or divestitures by the Trustee of any portion of the Trust Fund;

(o) provide advice to the Trustee with respect to determining the timing and terms of potential future offerings of Units;

(p) administer all of the records and documents relating to the Trust Fund other than maintenance of a register of Unitholders;

(q) provide advice and, at the request and under the direction of the Trustee, direction to the transfer agent of the Trust;

(r) provide advice and assistance to the Trustee with respect to the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust;

(s) monitor the status of the Units as eligible investments for registered retirement savings plans, registered retirement income funds, and deferred profit sharing plans (all within the meaning of the Tax Act) and immediately provide the Trustee with written notice when the Corporation reasonably foresees that such Units may cease to have such status, or, if not reasonably foreseen, when the Units cease to have such status;

(t) provide such additional administrative and support services pertaining to the Trust, the Trust Fund and the Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time;

(u) administer all matters relating to the Direct Royalties and the Trust, including: (i) determining the total amounts owing to Unitholders and arranging for cash distributions of Cash Available For Distribution; (ii) providing Unitholders with periodic reports on the NPI, the Direct Royalties and the Properties; and (iii) providing Unitholders with financial reports and tax information relating to the Properties, the NPI and the Direct Royalties;

(v) in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement, the Corporation shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement and the Corporation is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder, the Corporation shall be permitted to withhold amounts from other distributions to satisfy the Corporation's withholding tax obligations;

(w) provide management services for the economic and efficient exploitation of the Properties and the Direct Royalties; and

(x) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for the Trust.

In exercising its powers and discharging its duties under the Administration Agreement, the Corporation must act honestly and in good faith and exercise the degree of care, diligence and skill that a reasonably prudent oil and natural gas industry advisor and administrator would exercise in comparable circumstances. The Corporation's objective in exercising its powers and discharging its duties is to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such an objective, the Corporation employs and will continue to employ prudent oil and natural gas business practices. All of the Corporation's business is and will continue to be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

The Harvest Board reviews on an ongoing basis both the nature and extent of the services required of the Corporation by the Trust and the costs of providing such services.

General and Administrative Costs are deducted from production revenues in computing the NPI Income to the extent not paid from the residual income of the Corporation or deducted by the Trust in computing Cash Available For Distribution. General and Administrative Costs are generally charged to the Trust by the Corporation based on direct costs incurred in fulfilling the obligations of the Corporation to the Trust pursuant to the Trust Indenture and the Administration Agreement. The Corporation is entitled to reimbursement for all of its direct and indirect expenses, costs and expenditures in connection with the creation, start-up, set-up and organization of the Trust and the transition from the Initial Properties Vendors and the Additional Properties Vendor to the Corporation of ownership, management and operatorship of the Initial Properties and the Additional Properties. To the extent that such costs have been incurred to date, they have been paid by the Corporation through drawdowns under a prior credit facility and the Interim Loan.

Trust Debenture

The Trust Debenture was issued on August 15, 2002 by the Trust in exchange for $5,000,000 in cash. Upon closing of the Initial Public Offering, the Trust Debenture was settled through the issuance of 5,000,000 Trust Units to the Management Group. See "Capitalization of the Trust" and "Interests of Management and Others in Material Transactions".

Interim Loan

The Trust entered into two loan agreements dated July 10, 2002 and July 30, 2002, with Caribou. The first interim loan agreement provided for up to $13 million of debt to the Trust, and the second interim loan agreement provided for up to $30 million of debt. Each loan agreement making up the Interim Loan included the following terms: (a) interest was payable at 20% per annum on the outstanding balance; and (b) the loans matured on July 31, 2003 and were secured by all of the assets of the Trust, including the NPI, but are not secured against the Properties of the Corporation.

Upon closing of the Additional Properties Acquisition, the Trust had borrowed $23.2 million under the Interim Loan. The Trust paid these amounts to the Corporation to purchase the NPI and the Initial Direct Royalties from the Corporation and to finance the Deferred Purchase Price Obligation in respect of the Additional Properties Acquisition. See "Acquisition of the NPI", "Initial Properties" and "Additional Properties". The Trust used approximately $22.2 million from the net proceeds of the Initial Public Offering to repay the Interim Loan (including accrued interest) and approximately $4.2 million from the net proceeds of the Initial Public Offering to partially repay the advance made under the Current Bank Facility which was used to partially fund the Additional Properties Acquisition. See "Additional Properties", "Information Respecting the Corporation – Borrowing", "Description of the Trust – Interim Loan" and "Capitalization of the Trust".

Warrants

Pursuant to the Interim Loan, Caribou was granted 150,000 Warrants by the Trust to purchase an equivalent number of Trust Units at $1.00 each. The Warrants were issued as a commitment fee pursuant to the Interim Loan. M. Bruce Chernoff, a director of the Corporation, controls Caribou. The Warrants were exercised on January 23, 2003. See "Capitalization of the Trust" and "Interests of Management and Others in Material Transactions".

INFORMATION RESPECTING THE CORPORATION

The Corporation was incorporated under the *Business Corporations Act* (Alberta) on May 14, 2002 as 989131 Alberta Ltd. On May 17, 2002, the Corporation amended its Articles of Incorporation to change its name to Coyote Energy Inc. and on September 17, 2002, the Corporation changed its name to "Harvest Operations Corp.". The head and principal office of the Corporation is located at Suite 2400, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9. All of the issued and outstanding shares of the Corporation are held in the name of the Trustee for the benefit of, and on behalf of, the Trust.

Business

The Corporation, a wholly-owned subsidiary of the Trust, was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. See "Recent Developments", "Acquisition of the NPI", "Initial Properties" and "Additional Properties".

Pursuant to the Trust Indenture and the Administration Agreement, the Corporation manages and administers the Trust and is responsible for the oil and natural gas technical, investment, engineering, geological, land management, financial and administrative services and commodity marketing services relating to the Properties and the Trust. Each of the directors and senior management of the Corporation have been involved in the oil and natural gas industry for, on average, in excess of 18 years, and the Corporation has a staff of 37 people with key personnel having extensive experience in all technical, operating and financial aspects of the oil and natural gas industry including:

- organizing, operating, managing, developing and optimizing petroleum and natural gas properties;
- evaluating, acquiring and disposing of petroleum and natural gas properties; and
- marketing petroleum substances.

Management Policies and Strategies

As a result of management's past experience, the members of the management team have established proven track records in acquiring, developing and operating oil and natural gas reserves. Management of the Corporation believes that the success derived from these experiences can be attributed to several management principles, including:

(a) a focused and rigorous evaluation and acquisition strategy having an objective of acquiring operated oil and natural gas reserves at low costs;

(b) employing operating and management strategies and controls to increase production rates and enhance production netbacks, primarily through operating expense reduction;

(c) identifying upside opportunities in acquired Properties;

(d) acquiring other assets within existing operating areas to achieve operating and development efficiencies;

(e) managing risk effectively through prudent insurance and commodity hedging programs and hands-on property management.

Activities undertaken by the management of the Corporation on behalf of the Trust are intended to be directed towards:

- maximizing consistent levels of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders;
- capturing the maximum cash flow, production and reserve recovery from the Properties; and
- striving for long-term growth in the value of the Properties and consequently the value of the NPI and the Direct Royalties held by the Trust by improving recovery levels from existing Properties and acquiring additional Properties.

Acquisition Strategy:

In order to grow the asset base of the Corporation and offset natural production declines from existing Properties, the Corporation may acquire producing properties and/or participate in development activities that are considered to be of a low risk nature in the oil and natural gas industry. The Corporation may also from time to time present proposals for the acquisition by the Trust of additional Direct Royalties. The Corporation's acquisition strategy targets individual properties, or groups of properties, that generally comply with the following guidelines which have been established by the Harvest Board:

- each acquisition of a property, or group of properties, for a purchase price in excess of $5 million, will be based on engineering in an independent engineering report, unless specifically approved by the Board of Directors, which may be modified to incorporate the Corporation's views of the engineering analysis contained in the report;
- mature producing properties that are in geographic proximity to the Properties or to other properties about which management of the Corporation considers it has particular expertise to effectively extract value; and
- not more than 25% of the total Reserve Value of a property, or group of properties, will be attributable to a single well.

The Corporation may introduce its own technical views and may modify the independent engineering evaluation associated with Properties being acquired. The Corporation may also take into consideration the continuation of current field development activities being pursued beyond the operator's existing plans, reflecting identified opportunities for further drilling, production enhancements and lower operating costs through field and facility optimization. The Corporation may also incorporate modest fixed operating cost reductions once production from individual properties falls below a certain level to reflect expected facility rationalization.

The Corporation may acquire properties with a relatively low reserve life if the Board of Directors believes, after evaluating development and optimization opportunities associated with such properties, that the future net cash flows adequately justify the initial purchase price plus planned incremental capital investments.

These criteria serve as guidelines for the Corporation's management in presenting acquisitions for approval by the Harvest Board. The Board of Directors may vary these criteria for any particular acquisition based on management's recommendations and consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Operating Strategy:

A primary objective of the Corporation is the maximization of operating cash flows, oil and natural gas production and reserves recovery from the Properties. This objective will be accomplished through an intensive oil and natural gas field management program. The senior management team of the Corporation possesses extensive experience in the operation of mature oil and natural gas fields. A key feature of the Corporation's strategy is the operatorship of the majority of the Properties.

The field management of an oil and natural gas property is delegated by the working interest owners to an operator, usually the largest working interest or unit interest percentage participant. The operator of a property generally originates the plans and makes the decisions regarding the development and operation of the property, including the level and timing of capital expenditures. Accordingly, the Corporation believes that it is advantageous for it to become operator wherever possible. The Initial Properties Vendors and the Additional Properties Vendor operated 100% of the production from the Initial Properties and the Additional Properties and the Corporation has replaced the Initial Properties Vendors and the Additional Properties Vendor as the successor operator of each of the Initial Properties and the Additional Properties. In evaluating acquisitions of further Properties, the Corporation will attempt to purchase Properties where it can assume operatorship.

The Corporation believes that operatorship will generally result in the following advantages for Unitholders:

- the operator's control provides opportunities to enhance production from the Properties and to positively influence netbacks through operating cost controls and marketing arrangements;
- the operator is in the best position to control the scope and timing of development activities and capital expenditures to initiate production from Proved Non-Producing Reserves, Probable Reserves and Undeveloped Lands;
- operatorship provides opportunities to enhance the value of the Properties through the application of local operating and technical knowledge and the application of new technologies;
- control of operations facilitates the management of risks associated with the Properties. The operator is directly in charge of environmental and safety loss prevention programs;
- the operator receives direct payment from the purchaser of Petroleum Substances produced from a Property without delays in cash flows that might otherwise occur; and
- the operator will acquire information and greater technical understanding about an area that may be used to pursue the development or acquisition of properties in the area or properties in adjacent areas.

Oil and Natural Gas Field Exploitation Strategy:

Management of the Corporation believes that a key tactic in optimizing the value of the Properties is an active program of oil and natural gas field exploitation. In addition to their extensive operating experience, the Corporation's senior management team has a broad base of experience in the development and exploitation of mature oil and natural gas assets.

Field exploitation of the Initial Properties and the Additional Properties by management is anticipated to result in the following advantages for Unitholders:

- typical development and exploitation activities require relatively low amounts of capital and can often provide an attractive annualized rate of return;
- incremental production can often be processed through existing facilities at only the variable operating cost rates. This may improve the net cash received from new production and can assist in defraying fixed costs for existing production;

- optimization of production transportation systems and production processing facilities may increase production levels and reduce operating costs, thereby increasing ultimate reserve recovery;

- amortizing the fixed costs of existing operations over the incremental production being developed can significantly extend the economic life of existing wells and thereby enhance reserve recovery; and

- rigorous geological and technical analysis of the oil and natural gas reserves that cannot be produced from existing wells may reveal pockets of incremental reserves. Low risk development drilling typically provides low cost production and reserve additions that extend the economic life of an oil and natural gas field. See "Description of Initial Properties – Incremental Exploitation and Development Potential" and "Description of Additional Properties – Incremental Exploitation and Development Potential".

Risk Management Strategy:

The Corporation employs the following strategies to manage risk:

- commodity price risk is managed with a hedging program utilizing swaps, collars and options. See "Information Respecting the Corporation – Commodity Hedging". Contracts typically are entered into with large, stable counterparties and, to the extent possible, the Corporation avoids concentrating significant risk with any one counterparty;

- production volume risk is managed through a program of preventative ongoing well and facility maintenance, property and business interruption insurance, as long as the cost of such insurance is economically justifiable, and minimizing production concentration to the extent possible;

- reserve risk is attempted to be minimized by acquiring additional Properties in mature, stable pools, with a history of predictable production levels;

- environmental, health and safety risk is addressed through a facility and well maintenance program as described above along with strict adherence to applicable regulations and best industry practice; and

- financial risk is minimized through cost control, maximizing efficiency of operations and prudently managing debt levels.

Subsequent Acquisitions

The Corporation may acquire Properties and fund such acquisitions from production revenues, the proceeds of the Deferred Purchase Price Obligation (which will be financed by the Trust issuing additional Trust Units or from the proceeds of disposition of the NPI in respect of Properties which are disposed of, the proceeds of disposition of Direct Royalties or borrowings), borrowings, Farmouts or with working capital of the Corporation. See "Information Respecting the Corporation – Capital Expenditures".

Dispositions

The Corporation may sell any of its interests in Properties and the Trust may release the NPI therefrom if the Corporation and the Trust determine that such sale and release would be in the best interests of the Unitholders. The Trust may sell any of its interests in the Direct Royalties if it determines that such sale would be in the best interests of the Unitholders. The Trust Indenture and the NPI Agreement permit the Trust and the Corporation to effect such sales and releases provided that the sale is approved by a Special Resolution of the Unitholders in the event the interests in the Properties being sold constitute all or substantially all of the Properties unless the sale is to an Affiliate of the Corporation and provided such sale is approved by the Harvest Board for sales of Properties for proceeds in excess of $5 million. See "Description of the Trust – Decision Making". The proceeds of a disposition of an interest in the Properties owned by the Corporation to the extent related to Canadian resource properties will be allocated 99% to the Trust after retiring any borrowing which relates to the Canadian resource property component of such interest in consideration for the release of the NPI from such Properties. The proceeds of disposition of interests in the Properties owned by the Corporation that are not attributable to interests in Canadian resource properties will be used to defray certain costs and expenses and capital expenditures of the Corporation or to purchase additional Properties which will be subject to the NPI. The Trust will receive all of the proceeds of disposition of interests in Direct Royalties.

In connection with the sale of any such interests in the Properties, the Corporation will determine whether the net proceeds of the sale should be reinvested on behalf of the Trust pursuant to the Deferred Purchase Price Obligation. Otherwise such proceeds will be paid to the Trust and form part of the Cash Available For Distribution which will be distributed to Unitholders unless retained by the Trust in the Capital Fund.

Capital Expenditures

The Corporation may approve future capital expenditures or Farmouts under the terms of the NPI Agreement. Future capital expenditures on the Properties will generally be of the type which are intended to maintain or improve production from the Properties. The Corporation may finance capital expenditures from production revenues, the proceeds of the Deferred Purchase Price Obligation (which will be financed by the Trust issuing additional Trust Units, from the proceeds of disposition of the NPI in respect of Properties which are disposed of by the Corporation, from proceeds of disposition of Direct Royalties or from borrowings by the Trust), by drawing amounts from the Capital Fund, borrowings, Farmouts or with working capital of the Corporation. **Capital expenditures, which are funded from production revenues, may have a negative short-term effect on the Trust's cash flow and Cash Available For Distribution.** The Corporation will not ordinarily initiate any exploratory drilling or participate in exploratory drilling initiated by the operator of a property but may do so where, in the opinion of the Corporation, to do so would be in the best interests of the Trust.

Although the current Direct Royalties are not subject to capital spending obligations, as those are the responsibility of the lessee and the operator under each lease, the Trust may invest capital to acquire additional Direct Royalties. Pursuant to the Trust Indenture, all such acquisitions will be made by the Corporation, on behalf of the Trust.

The Trust has implemented a distribution strategy whereby it may retain as much as 50% of Cash Available For Distribution in a particular year in the Capital Fund, to finance future acquisitions and development of the Properties. See "Description of the Trust – Capital Fund". Management of the Corporation believes this will assist in maintaining distributions for a longer period than would otherwise be the case if all Cash Available For Distribution was immediately distributed to the Unitholders. See "Risk Factors".

Borrowing

The Corporation and the Trust are permitted to incur indebtedness to the purchase of Properties, capital expenditures or other obligations or expenditures in respect of the Properties or for working capital purposes. Indebtedness of the Corporation to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust pursuant to the Deferred Purchase Price Obligation. The Harvest Board has established the following guidelines with respect to the indebtedness of the Corporation: (i) amounts borrowed to finance the purchase of Properties should not exceed 50% of the Reserve Value of all Properties including those to be acquired at the time of borrowing as shown on the latest available independent engineering report, unless specifically approved by the Board of Directors; and (ii) the estimated annual Debt Service Charges for the 12 months following the borrowing on amounts borrowed to finance capital expenditures or other financial obligations or expenditures required to maintain or improve production from the Properties should not exceed 50% of the estimated the NPI Income and income from Direct Royalties for such 12 month period, unless specifically approved by the Board of Directors. The Corporation is entitled to grant security in priority to the NPI and the Trust is permitted to grant security on the NPI and Direct Royalties to secure the loan of funds directly to the Trust or secure guarantees granted by the Trust of indebtedness of the Corporation. The borrowings of the Trust require approval by the Board of Directors.

Debt Service Charges of the Corporation are deducted in computing the NPI Income and Debt Service Charges of the Trust are deducted in computing Cash Available For Distribution. Debt repayment by the Corporation is scheduled to minimize, to the extent possible, any income tax payable by the Corporation.

The Corporation has negotiated the Current Bank Facility with the Current Lender for U.S. $60 million for the purpose of funding general operating requirements and the acquisition of oil and natural gas properties. The initial borrowing base under the Current Bank Facility is U.S. $38 million. The outstanding principal amount of the Current Bank Facility bears interest at rates which vary depending upon the outstanding principal amount of the Current Bank Facility in relation to the then current borrowing base and the type of advance drawn. For direct advances, the interest rate is based on the Current Lender's prime rate (for U.S. dollar advances) and a money rate service screen rate plus 0.5% (for Canadian dollar advances) (the "CDOR Rate") plus a margin of 1.125% per annum or 1.875% per annum respectively. For Eurodollar loans and advances by way of bankers' acceptances, the interest rate is based on the rates offered to specified banks in the London interbank market (for Eurodollar loans) or the discount rates applicable to each lender (being its own rate if it is a lender which accepts bankers' acceptances or the CDOR Rate for others) plus, in each case, a margin of 2.125% per annum or 2.875% per annum. In either case, the higher margin is applied when amounts outstanding under the Current Bank Facility

exceed 75% of the borrowing base. The Current Bank Facility is secured by a first floating charge over all of the Corporation's assets and a fixed charge over specified oil and gas reserves. The Current Bank Facility revolves until April 30, 2004 at which time it is due and payable in full. Dividends and other distributions by the Corporation are prohibited during a default, event of default or an unremedied borrowing base shortfall under the Current Bank Facility. The NPI, any indebtedness of the Corporation to the Trust and amounts payable to the Trustee under the Trust Indenture are specifically subordinate to the Current Bank Facility pursuant to a subordination agreement between the Current Lender, the Trustee and the Corporation dated November 14, 2002. This may restrict the ability of the Corporation to pay the NPI to the Trust or to pay interest or principal on any indebtedness to the Trust, and therefore may limit the Cash Available For Distribution during a default, event of default or an unremedied borrowing base shortfall under the Current Bank Facility.

The Corporation must meet certain minimum commodity price hedging levels and ongoing financial covenants under the Current Bank Facility and is subject to customary restrictions on its operations and activities, including restrictions on incurring indebtedness, granting of security, the issuance of incremental debt and the sale of its assets. During such time as any lender comprising the Current Lender is not a Canadian resident, payments under the Current Bank Facility to such lender will be subject to certain withholding taxes which the Corporation has agreed to assume and which may increase the effective interest rate paid by the Corporation.

The Corporation's indebtedness under the Current Bank Facility is currently approximately $29.0 million. In addition, the Current Lender has issued approximately $6.6 million in letters of credit to third parties on behalf of the Corporation to secure services on the Properties. See "Properties".

Commodity Hedging

The Corporation has entered into the following oil price hedging contracts with various counterparties, including the Corporation's prior lender:

Swaps:	Term	Price per Barrel
1,000 Bbls/d	January through March 2003	Cdn $38.30
1,000 Bbls/d	April through June 2003	Cdn $37.59
1,000 Bbls/d	July through September 2003	Cdn $37.10
1,000 Bbls/d	October through December 2003	Cdn $36.63
200 Bbls/d	January through March 2003	U.S. $24.95
200 Bbls/d	April through June 2003	U.S. $24.39
1,510 Bbls/d	January through March 2004	U.S. $23.23
1,300 Bbls/d	January through March 2004	U.S. $24.33
1,430 Bbls/d	April through June 2004	U.S. $22.93
1,200 Bbls/d	April through June 2004	U.S. $25.50
1,380 Bbls/d	July through September 2004	U.S. $22.70
500 Bbls/d	July through September 2004	U.S. $24.56
1,325 Bbls/d	October through December 2004	U.S. $22.54
500 Bbls/d	October through December 2004	U.S. $24.03
1,100 Bbls/d	January through March 2005	U.S. $22.38
1,030 Bbls/d	April through June 2005	U.S. $22.18

Collars:	Term	Price per Barrel
500 Bbls/d	January through March 2003	Cdn $35.00 – 41.30
500 Bbls/d	April through June 2003	Cdn $35.00 – 39.60
500 Bbls/d	July through September 2003	Cdn $35.40 – 38.40
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35

On closing the Additional Properties Acquisition, the Corporation entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the Additional Properties Vendor at Hardisty, Alberta until December 31, 2003. This requires the Corporation to purchase approximately 1,000 Bbls/d of diluent to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Corporation is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.233 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.244 per Bbl. In effect, this contract applies a fixed differential to a WTI price collar between U.S. $22.633 and U.S. $25.477 per Bbl. This contract is effective until December 31, 2003. See "Additional Properties – Marketing Arrangements". In addition, pursuant to the Current Bank Facility, the Corporation is required to maintain commodity hedging agreements in effect from time to time with respect to not less than 66 2/3% of its production profile.

The Corporation has also entered into the following electricity price hedging swap contracts with various counterparties:

	Term	Price per MegaWatt
5MW	January through December 2003	Cdn $46.30
5MW	January through December 2004	Cdn $46.00

Directors and Officers of the Corporation

The names, municipalities of residence, present positions with the Corporation and principal occupations during the past five years of the directors and officers of the Corporation are set out in the table below and in the text which follows thereafter.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held (1)	Principal Occupation
John A. Brussa (2)(4) Calgary, Alberta	Director	235,000(7)	Barrister and Solicitor; Partner of Burnet, Duckworth & Palmer LLP (a law firm).
M. Bruce Chernoff(3)(4) Calgary, Alberta	Director, Chairman	4,143,776(8)	Professional Engineer; Chairman and acting Chief Financial Officer of the Corporation; President and Director of Caribou (a private investment management company) since June 1999; from April 2000 to October 2001, Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. ("Petrobank") (a public oil and natural gas company); from February to June 1999, Executive Vice President and Chief Financial Officer of Pacalta Resources Ltd. ("Pacalta") (a public oil and natural gas company); prior thereto, Executive Vice President of Pacalta.
Hank B. Swartout (3) Calgary, Alberta	Director	500,000	Chairman, President and Chief Executive Officer of Precision Drilling Corporation since July, 1987.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held [1]	Principal Occupation
Verne G. Johnson [2][3] Calgary, Alberta	Director	20,000	President of KristErin Resources Inc., a private family company since January 2000; Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002; prior thereto, President and Chief Executive Officer of AltaQuest Energy Corporation from 1999 to 2000; prior thereto, President of Ziff Energy Group (an energy consulting company) from 1997 to 1999; prior thereto, President and Chief Executive Officer of ELAN Energy Inc. (a public oil and natural gas company) from 1989 to 1997.
Hector J. McFadyen [2][4] Calgary, Alberta	Director	20,000	Independent businessman and Director of Hunting PLC (a UK based public oil and natural gas company); formerly, President, Midstream Division, Alberta Energy Company Ltd. (a public oil and natural gas company). Director of Computershare Trust Company of Canada (a private Canadian company that manages the administration of shareholder and employee records from public and private companies throughout North America).
Jacob Roorda Calgary, Alberta	President	138,995[9]	Professional Engineer, President of the Corporation; from June 1999 to July 2002, Managing Director, Research Capital (a mid-sized investment banking dealer); from January 1996 to March 1999, Vice President, Corporate, Director and co-founder of PrimeWest Energy Trust ("PrimeWest") (a public energy trust); from May 1991 to January 1996, Manager, Business Development, Fletcher Challenge (a private oil and natural gas company).
J.A. Ralston Calgary, Alberta	Vice President, Operations	106,068	Vice President, Operations of the Corporation; from 1996 to 2002, Manager, Production of Penn West Petroleum ("PennWest") (a public oil and natural gas company).
David M. Fisher Calgary, Alberta	Vice President, Finance	47,500[10]	Vice President, Finance of the Corporation since October 2002; from September 1998 to October 2002, Director, Vice President, Finance and Chief Financial Officer of Integra Resources Ltd. ("Integra") (a private oil and natural gas corporation); from April 1995 to July 1998, Vice President, Finance and Chief Financial Officer of Canrise (a public oil and natural gas corporation); from June 1994 to April 1995 independent consultant; from April 1985 to May 1994, Manager, Corporate Reporting of Canadian Hunter Exploration Ltd.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held [(1)]	Principal Occupation
David J. Rain Calgary, Alberta	Corporate Secretary	80,600	Chartered Accountant; Corporate Secretary of the Corporation; Vice President, Finance and Chief Financial Officer of Petrobank since October 2001; Vice President and Director of Caribou since April 2001; from April 2000 to September 2001, Director, Corporate Finance of Petrobank; from May 1997 to June 1999, Corporate Controller and Treasurer of Pacalta.

Notes:

(1) Represents all Trust Units held directly or indirectly or over which such person exercises control or direction. Based upon information provided by the director or officer to the Trust.

(2) Member of the Audit and Corporate Governance Committee.

(3) Member of the Reserves, Safety and Environment Committee.

(4) Member of the Compensation Committee.

(5) The Corporation does not have an executive committee.

(6) The terms of office of all of the directors will expire at the next annual shareholders' meeting of the Corporation.

(7) Does not include 2,750 Special Warrants held by Mr. Brussa.

(8) Does not include 167,750 Special Warrants held by Mr. Chernoff but does include 152,990 Trust Units held by Caribou Capital Corp., a company controlled by Mr. Chernoff.

(9) Does not include 10,000 Special Warrants held by Mr. Roorda.

(10) Does not include 9,250 Trust Units held in the name of Mr. Fisher's children but otherwise controlled by Mr. Fisher.

As at the date hereof, prior to giving effect to the exercise of the Special Warrants, the directors and officers of the Corporation and their associates and affiliates, as a group, hold, directly or indirectly, or exercise control or direction over, 5,143,933 Trust Units, representing 54% of the issued and outstanding Trust Units. After giving effect to the exercise of the Special Warrants, the directors and officers of the Corporation, and their associates and affiliates, as a group, will beneficially own, directly or indirectly, 5,324,433 Trust Units or 48% of the outstanding Trust Units.

The following is a brief description of the background of each of the senior officers and directors of the Corporation. The past performance of each of the individuals indicated below is not necessarily indicative of future performance.

Jacob Roorda, President

Mr. Roorda is a Professional Engineer and holds a Bachelor of Applied Science (Eng.) degree from Queens University and an MBA from the University of Calgary.

Following university, Mr. Roorda held a number of senior engineering positions with Dome Petroleum Ltd. From 1987 to 1991, Mr. Roorda was a Vice President in the equity research group and was a ranked oil and natural gas analyst at BZW Canada Ltd., in Toronto.

From 1991 to 1996, Mr. Roorda was Manager, Business Development at Fletcher Challenge. In January 1996, Mr. Roorda co-founded PrimeWest (a public energy trust) and served as Vice President, Corporate and Director of PrimeWest. Mr. Roorda was responsible for overseeing the acquisition strategies of PrimeWest. While at Fletcher and PrimeWest, Mr. Roorda was responsible for closing in excess of $650 million of oil and natural gas property acquisitions.

From June 1999 to July 2002, Mr. Roorda was a Managing Director of Research Capital, an investment-banking firm. At Research Capital, Mr. Roorda was responsible for the overall direction and operations of the Calgary investment banking office of the firm.

J.A. Ralston, Vice President, Operations

Mr. Ralston completed the Management Development Program at the University of Calgary in 1994.

Mr. Ralston was employed with Petro-Canada from 1980 through June 1994 in a broad range of field operating positions of increasing responsibility. During his tenure at Petro-Canada, Mr. Ralston was responsible for construction of field facilities and pipelines, natural gas plant and field operations, procurement, reservoir management, drilling and workovers.

Mr. Ralston commenced employment with Penn West in July 1994 where he worked until June 2002. Since 1997, Mr. Ralston served as Production Manager, responsible for overseeing all of Penn West's 100,000 BOE/d production operations, 270 field staff and an annual budget of $200 million. Mr. Ralston was responsible for all areas of operations including engineering, exploitation, production optimization, capital management, planning, construction and budgeting.

David M. Fisher, Vice President, Finance

Mr. Fisher is a Chartered Accountant and graduated in 1980 with a Bachelor of Commerce degree from the University of Alberta. Mr. Fisher has in excess of 20 years experience in financial reporting, management and administration of entities active in the oil and natural gas industry.

From September 1998 to October 2002, Mr. Fisher was a founder, Director and Vice President, Finance and Chief Financial Officer of Integra, a private upstream oil and natural gas corporation with assets located in the province of Alberta. Mr. Fisher was responsible for all financial aspects of Integra including reporting systems, financial reporting, securing equity and bank financing, managing financial assets, taxation, and working with legal counsel and transfer agents in the management of shareholder and regulatory items.

From April 1995 to July 1998, Mr. Fisher was the Vice President, Finance and Chief Financial Officer of Canrise. Canrise was a public upstream oil and natural gas corporation with assets located in west-central Alberta.

During the period June 1980 to April 1995 Mr. Fisher's was an external auditor for KPMG Chartered Accountants (formerly Peat Marwick Mitchell & Co.), incentives auditor for Energy Mines and Resources Canada, Manager of Corporate Reporting for Canadian Hunter Exploration Ltd. and an independent consultant providing financial administration for domestic and international entities.

John A. Brussa, Director

Mr. Brussa is a barrister and solicitor and has been a partner at Burnet, Duckworth & Palmer LLP in Calgary since 1987. Mr. Brussa is recognized as a leading tax practitioner in Canada and sits on the board of directors of several Canadian public companies.

M. Bruce Chernoff, Director and Chairman

Mr. Chernoff is a Professional Engineer with a Bachelor of Applied Science degree in Chemical Engineering from Queen's University. Mr. Chernoff commenced employment with Pacalta in 1988. Pacalta was a public junior oil and natural gas company with operations in Canada. Mr. Chernoff held various senior positions with Pacalta including Executive Vice-President and Chief Financial Officer. Mr. Chernoff was a director of Pacalta from 1992 until Pacalta was purchased by Alberta Energy Company in May 1999 for $1 billion.

Mr. Chernoff initiated the formation of Caribou, of which he is the President and a Director, in June 1999, to carry out investments in oil and natural gas and real estate. Mr. Chernoff became a Director, and the Executive Vice President and Chief Financial Officer of Petrobank in March 2000. Mr. Chernoff resigned as Chief Financial Officer of Petrobank in October 2001 to focus on his other business interests, but remains a director of the company. Mr. Chernoff initiated the formation of the Corporation in June 2002 to pursue oil and natural gas development and acquisition opportunities. Mr. Chernoff is also a director of several other public companies.

Hank B. Swartout, Director

Mr. Swartout is the Chairman of the Board, President and Chief Financial Officer of Precision Drilling Corporation, the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry.

Verne G. Johnson, Director

Mr. Johnson received a Bachelor of Science degree in Mechanical Engineering from the University of Manitoba in 1966. He immediately commenced employment with Imperial Oil Limited, which continued until 1981 (including two years with Exxon Corporation in New York from 1977 to 1979). In 1981, Mr. Johnson joined Liberty Petroleum Ltd. as President and Chief Executive Officer. In 1982, he joined Roxy Petroleum Ltd. as Vice President, Production, remaining until 1987 when he joined Paragon Petroleum Ltd. as President. In 1989, Mr. Johnson joined ELAN Energy Inc. (then Lasmo Canada Inc.) as

President and a Director. Following the sale of ELAN in 1997, he became President of Ziff Energy Group until 1999, then President of AltaQuest Energy Corporation and he then joined the Enerplus Resources Group in 2000, becoming Senior Vice President of Funds Management. In February 2002, he departed from the Enerplus Resources Group and remains as President of his private family company, KristErin Resources Inc.

Hector J. McFadyen, Director

Mr. McFadyen holds a Bachelor of Arts (Econ.) degree from Sir George Williams University and a Master of Arts (Econ.) degree from the University of Calgary.

Mr. McFadyen was employed at the Alberta Energy and Utilities Board (formerly the Oil and Gas Conservation Board) between 1969 and 1976, primarily within its Economics Department.

Mr. McFadyen began work for Alberta Energy Company Ltd. ("**AEC**"), now EnCana Corporation ("**EnCana**"), in 1976. EnCana is the largest independent oil and natural gas producer in North America. Mr. McFadyen assumed positions of increasing responsibility, serving as a Vice President from 1981, and retiring from Encana in June 2002.

Mr. McFadyen developed a number of significant business units within AEC, developing experience in a broad range of businesses and disciplines. Such experience included project development and investments across North America, Latin America, Asia and Europe. At AEC, Mr. McFadyen served as a member of the senior executive team involved in recommending and implementing the strategic plan for the company. As President of the Forest Products Division since 1981, he assumed responsibility for development and implementation of the business strategy for an Alberta based forest products business. Mr. McFadyen also served as the President of the Midstream Division of AEC since 1995, having responsibility for the company's pipelines and natural gas storage businesses.

Mr. McFadyen, was recently appointed to the board of directors of Hunting PLC ("**Hunting**"), a UK-based public corporation engaged in oil and natural gas, oilfield service, and oil and natural gas marketing and distribution activities. Hunting carries on its oil and natural gas marketing and distribution activities through its majority owned subsidiary, Gibson Energy Ltd. See "Interests of Management and Others in Material Transactions". Mr. McFadyen was also recently appointed to the Board of Directors of Computershare Trust Company of Canada, a private Canadian company that manages the administration of shareholder and employee records for public and private companies throughout North America.

David J. Rain, Corporate Secretary

Mr. Rain is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan (1986).

Mr. Rain articled at KPMG LLP Chartered Accountants and was as a Manager in their audit group until he departed in 1992. Mr. Rain served in senior financial positions at Nowsco Well Service Ltd., an oilfield service company with worldwide operations, from 1992 through August 1996. Mr. Rain was the Chief Financial Officer of Trican Well Service Ltd, an oilfield service company with operations in Alberta and Saskatchewan, from October 1996 through April 1997. Mr. Rain joined Pacalta in May 1997 as Corporate Controller. Pacalta was an oil and natural gas exploration and production company with operations primarily in Ecuador. When AEC acquired Pacalta in 1999, Mr. Rain joined Mr. Chernoff at Caribou, and became Director, Corporate Finance at Petrobank in March 2000. Mr. Rain assumed the position of Vice President, Finance and Chief Financial Officer of Petrobank in October 2001.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Corporation or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the Corporation access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of the Corporation or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has, within the 10 years preceding the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Other Reporting Issuer Experience

The following table sets out the directors and officers of the Corporation that are, or have been within the last five years, directors or officers of other reporting issuers, their position with such issuers and the period of their involvement with such issuers:

Name	Name of Reporting Issuer	Position	From	To
John Brussa	Allied Oil & Gas Corp.	Director	02 1998	11 2001
	Antrim Energy Inc.	Director	09 1999	10 2002
	Applied Terravision Systems Inc.	Director	03 2001	03 2002
	Ascot Energy Resources Ltd.	Director	11 1999	05 2002
	Aventura Energy Inc.	Director	09 1999	03 2002
	Barrington Petroleum Ltd.	Director	06 1996	09 1998
	Baytex Energy Ltd.	Director	08 1997	**Present**
	Brooklyn Energy Corporation	Director	11 2001	**Present**
	Campion Resources Ltd.	Director	05 2000	07 2002
	Chain Energy Ltd.	Director	11 2000	03 2002
	Collicutt Hanover Services Ltd.	Director	01 1999	**Present**
	Dorset Exploration Ltd.	Director	06 1990	09 1997
	Direct Energy	Director	10 1996	08 2000
	E3 Energy Ltd. (formerly Mill City International Inc.)	Director	10 2002	**Present**
	Edge Energy Inc. (formerly Alberta Oil & Gas Ltd.)	Director	01 1998	08 2000
	Endev Energy Inc.(formerly Net Shepherd Inc.)	Director	01 2002	**Present**
	Energy Savings Income Fund	Director	02 2001	**Present**
	FET Resources Inc. (formerly Storm Energy Inc., formerly Dancap Resources)	Director	10 1997	**Present**
	Focus Energy Trust (formerly Storm Energy Inc.)	Director	10 1997	**Present**
	Harvest Energy Ltd.	Director	10 2002	**Present**
	High Point Energy Corp.	Director	06 2002	**Present**
	IEI Energy Inc.	Director / Officer	03 2002	**Present**
	Imperial Metals Corporation	Director	06 1994	01 2002
	Interaction Resources Ltd.	Director	10 1997	05 2000
	Inter Pipeline Fund (formerly Koch Pipelines Canada, L.P.)	Director	11 2002	**Present**
	Magin Energy Inc.	Director	06 1996	06 2001
	Meota Resources Corp.	Director	12 1997	10 2002
	NCE Energy Corporation	Director	11 1996	07 2001
	Navigo Energy Inc. (formerly Ventus Energy Ltd.)	Director	08 1998	09 2001
	Penn West Petroleum Ltd.	Director	04 1995	**Present**
	Petrobank Energy and Resources Ltd.	Director	03 2000	**Present**
	Progress Energy Ltd.	Director	11 2000	**Present**
	Rio Alto Exploration Ltd.	Director	06 1992	07 2002
	Rio Alto Resources International Inc.	Director	07 2002	**Present**
	Southpoint Resources Ltd.	Director	08 2002	**Present**

Name	Name of Reporting Issuer	Position	From	To
	Tanganyika Oil Company Ltd.	Director	06 1997	09 2001
M. Bruce Chernoff	Westpoint Energy Inc. (formerly Slade Energy Inc.)	Director	01 1998	05 2000
	Brooklyn Energy Corporation	Director	11 2001	**Present**
	Canada Talon	Director	05 1197	05 1999
	International Datashare Corp.	Director	01 2000	**Present**
	Navigo Energy Inc.	Director	12 1996	**Present**
	Petrobank Energy & Resources Ltd.	Director	03 2000	**Present**
	Edge Energy Inc.	Director	12 1997	08 2000
	Pacalta Resources Ltd.	Director and Senior Officer	1988	05 1999
Hank B. Swartout	Precision Drilling Corporation	Chairman, President and Chief Executive Officer	07 1987	**Present**
Verne Johnson	AltaQuest Energy Corporation	Director & President	04 1998	12 1999
	Blue Mountain Energy Ltd.	Director	05 2002	**Present**
	ELAN Energy Inc.	Director & President	12 1989	09 1997
	Fort Chicago Energy Partners L.P.	Director	10 1997	**Present**
	Southward Energy Ltd.	Director	12 1997	**Present**
Hector McFadyen	Alberta Energy Company Ltd.	Senior Officer	09 1981	04 2002
	AEC Pipelines, L.P.	Senior Officer / Director	04 1997	09 2000
	Hunting PLC	Director	09 2002	**Present**
	Computershare Trust Company of Canada	Director	11 2002	**Present**
David Rain	International Datashare Corporation	Director	11 2000	**Present**
	Pacalta Resources Ltd.	Treasurer / Corp. Controller	05 1997	05 1999
	Petrobank Energy & Resources Ltd.	V.P. Finance & CFO	10 2001	**Present**
	Petrobank Energy & Resources Ltd.	Director, Corp. Finance	04 2000	09 2001
	Trican Well Service Ltd.	CFO	10 1996	05 1997
Jacob Roorda	PrimeWest Energy Inc.	Vice President & Director	10 1996	04 1999
David Fisher	Canrise Resources Ltd.	V.P. Finance & CFO	04 1995	07 1998

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Named Executive Officers

The Corporation currently has three executive officers who receive annual salaries of $125,000, $100,000 and $100,000, respectively. Such officers have received and are eligible to receive non-transferable rights to purchase Trust Units in the future in accordance with the Trust's Unit Incentive Plan. See "Trust Unit Incentive Plan".

The following table sets forth information concerning the compensation paid to the current President of the Corporation for the fiscal year ended December 31, 2002. No officers of the Corporation received compensation in excess of $100,000 during the most recently completed financial year of the Corporation.

		Annual Compensation				
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)**
Jacob Roorda [(1)] President	2002	50,000	Nil	6,699	175,000	Nil

Notes:

(1) Mr. Roorda has been the President of the Corporation since August 1, 2002.

(2) The Corporation did not commence active business until July, 2002. Prior to Mr. Roorda's appointment, Mr. Chernoff was the President of the Corporation. Mr. Chernoff did not receive any compensation, including options, for acting as President of the Corporation.

Unit Options

The following table sets forth the details with respect to all options granted to Mr. Roorda during the fiscal year ended December 31, 2002.

Name	Securities Under Option	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jacob Roorda	175,000	22.9	8.00	8.00	November 25, 2007

The following table sets forth with respect to Mr. Roorda and the number of options exercised and the number of unexercised unit options and the value of in-the-money unit options based upon the closing price of the Trust Units of $9.50 on December 31, 2002.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised unit options at year-end (#) exercisable/unexercisable	Value of unexercised in-the-money unit options at year-end ($) exercisable/unexercisable
Jacob Roorda	-	-	-/175,000	-/297,500

Employment Agreements

The Corporation has not entered into employment agreements with Mr. Roorda or any other of its officers or senior employees. However, the Corporation intends to enter into employment agreements with each of these officers, and any additional senior officers, and such agreements are expected to contain industry standard severance and change of control provisions.

Directors

The directors of the Corporation may receive cash compensation for acting as directors of the Corporation and are entitled to reimbursement for expenses incurred in acting as directors. The directors are also entitled to participate in the Trust's Unit Incentive Plan. See "Trust Unit Incentive Plan".

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time since incorporation has there been any indebtedness of any director or officer of the Corporation, or any associate of any such director or officer, to the Corporation or the Trust or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or the Trust.

SHARE CAPITAL OF THE CORPORATION

The share capital of the Corporation consists of an unlimited number of common shares. As at the date hereof, one hundred common shares of the Corporation are outstanding. Such shares are held by the Trustee for and on behalf of the Trust. The voting of such shares is governed by the provisions of the Trust Indenture and the Trust is not entitled, without the direction of Unitholders, to exercise its rights as a shareholder of the Corporation except as permitted by the Trust Indenture. See "The Trust Indenture – Exercise of Voting Rights Attached to Shares of the Corporation".

THE TRUST INDENTURE

The following is a summary of the Trust Indenture and other matters regarding the structure and operations of the Trust.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "The Trust Indenture Redemption Right") and to one vote at all meetings of Unitholders for each Trust Unit held. See "Risk Factors – Nature of Trust Units".

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability. See "Risk Factors – Unitholder Limited Liability".

Issuance Of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. The Trust Indenture also provides that the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Borrowing By the Trust

Pursuant to the Trust Indenture, the Trustee is permitted to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, the Corporation and any subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person.

Debt Service Charges incurred by the Trust are deducted in computing the Cash Available For Distribution.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cheque drawn on a Canadian chartered bank or trust company in Canadian money payable on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes (herein referred to as "Redemption Notes") to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall.

If, at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, to represent fair market value for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this Redemption Right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Redemption Notes. Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interests of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units. If at any time the Trust becomes aware that the beneficial owners of 49% or more of the outstanding Trust Units are or may be Non-Residents or that such a situation is imminent, the Trust, by or through the Corporation on the Trust's behalf, shall take such action as may be necessary to carry out the intentions evidenced herein. For the purposes of this Section, "Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under " The Trust Indenture-Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the Corporation and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Corporation and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Shares of the Corporation

The Trust Indenture prohibits the Trustee from voting the shares of the Corporation with respect to (i) the election of directors of the Corporation, (ii) the appointment of auditors of the Corporation or (iii) the approval of the Corporation's financial statements, except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders. The Trust Indenture also provides that the Trustee shall not, after the Closing, vote the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of the Corporation with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving the Corporation except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Valiant Trust Company is the trustee of the Trust. All of the administrative and management powers of the Trustee relating to the Trust and the operations of the Trust have been delegated to the Corporation pursuant to the Trust Indenture and the Administration Agreement. See "Description of the Trust – Management of the Trust". Notwithstanding this general delegation, pursuant to the Administration Agreement, the Trustee has agreed not to delegate any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Trust Units;

(b) the maintenance of a register of Unitholders;

(c) the distribution of Distributable Cash to Unitholders, although the calculation of the amount of the distribution shall be made by the Corporation and approved by the Harvest Board and submitted by the Corporation to the Trustee for distribution to the Unitholders;

(d) the mailing of notices, financial statements and reports to Unitholders pursuant to the Trust Indenture, although the Corporation shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports;

(e) the provision of a basic list of registered Unitholders to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(f) the amendment or waiver of the performance or breach of any term or provision of the Trust Indenture or the NPI Agreement on behalf of the Trust;

(g) the renewal or termination of the Administration Agreement on behalf of the Trust; and

(h) any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

The Trustee is required under the Trust Indenture to exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of Unitholders. The Unitholders shall, at the first annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional one year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by the Corporation upon delivery of a notice in writing by the Corporation to the Trustee in limited circumstances. Such resignation or removal becomes effective only upon the approval of the Unitholders by Special Resolution, the acceptance or appointment of a successor trustee and the assumption by the successor trustee of all obligations of the Trustee and in the same capacity.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any valuation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, willful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution. The Trustee may, without the consent, approval or ratification of any of the Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, any Direct Royalties Sale Agreement, and any other agreement of the Trust or any Offering Document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby;
- providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and
- making any modification in the form of the Trust Unit certificates to conform with the provisions of the Trust Indenture, or any other modifications provided the rights of the Trustee and the Unitholder are not prejudiced thereby.

Take-Over Bid

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered.

Termination of the Trust

Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into cash the Direct Royalties and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. However, in no event shall the Trust be wound-up until the Direct Royalties have been disposed of. After paying, retiring or discharging, or making provision for the payment, retirement, or discharge of all known liabilities and obligations of the Trust and after providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

Reporting to Unitholders

The consolidated financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited consolidated financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Corporation to Unitholders and the unaudited interim consolidated financial statements of

the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust shall be December 31. The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

TRUST UNIT INCENTIVE PLAN

The Trust has adopted a unit incentive plan (the "Unit Incentive Plan") which permits the Harvest Board to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to the directors, officers, consultants, employees and other ongoing service providers of the Trust and its subsidiaries, including the Corporation. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions. The total number of Trust Units issuable under the Unit Incentive Plan is 875,000 Trust Units.

The Harvest Board administers the Unit Incentive Plan and determines participants in the Unit Incentive Plan, numbers of Incentive Rights granted, and the terms of vesting of Incentive Rights. The grant price of the Incentive Rights (the "Grant Price") shall be equal to the per Trust Unit closing price on the trading date immediately preceding the date of grant, unless otherwise permitted. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less all debt, working capital deficiency (surplus) or debt equivalent instruments, depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

Incentive Rights are exercisable for a maximum of five years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of 30 days and the end of the exercise period, to exercise vested Incentive Rights. In the case of death, the estate of the holder is entitled, from the date of death to the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of termination of the holder or at date of the holder's death are immediately null and void. The Trust has the option to settle outstanding Incentive Rights with Trust Units and/or cash. The number of Trust Units to be issued to settle outstanding Incentive Rights shall equal the amount determined by multiplying the number of Incentive Rights by the quotient obtained by dividing the difference between the current market price of a Trust Unit and the Exercise Price by the current market price of a Trust Unit. Cash paid to settle outstanding Incentive Rights will equal the difference between the current market price of a Trust Unit less the Exercise Price multiplied by the number of Incentive Rights to be settled.

The following table sets forth information with respect to the Incentive Rights outstanding under the Unit Incentive Plan on the date hereof.

Group	Date Incentive Rights Granted	Trust Units Under Option	Grant Price	Closing Price on Day Prior to Grant	Expiry Date	Market Value of Incentive Right [(1)]
Executive Officers (4)	November 25, 2002	475,000	$8.00	$8.00	November 25, 2007	$1,923,750
	February 14, 2003	9,500	$10.75	$10.75	February 14, 2008	$8,550
Directors (4)	November 25, 2002	75,000	$8.00	$8.00	November 25, 2005	$303,750
	February 14, 2003	25,000	$10.75	$10.75	February 14, 2008	$22,500
Employees and Consultants (12)	November 25, 2002	237,500	$8.00	$8.00	November 25, 2005	$961,875
	January 24, 2003	32,500	$10.21	$10.21	January 24, 2008	$53,300

Note:

(1) Based on the difference between the closing price of $11.45 per Trust Unit on the TSX on March 6, 2003 and the grant price of the Incentive Right less distributions per Trust Unit paid after the date the Incentive Right was granted multiplied by the number of Trust Units under the Incentive Right.

DRIP PLAN

The Trust has received all applicable regulatory approvals and has implemented a Distribution Reinvestment and Optional Unit Purchase Plan (the "DRIP Plan"). **The DRIP Plan is not available to Unitholders who are residents of the United States.** The DRIP Plan provides eligible holders of Trust Units the means of accumulating additional Trust Units by reinvesting any Distributable Cash received. At the discretion of the Corporation, Trust Units will either be acquired at

prevailing market rates (not exceeding 115% of the volume weighted average trading price of the Trust Units on the TSX for the 10 trading days immediately preceding the date the Trust Units are purchased) or issued from treasury at 95% of the market price of the Trust Units (calculated as the weighted average trading price of the Trust Units on the TSX for the period commencing on the second Business Day following the distribution record date and ending on the second Business Day immediately prior to the distribution payment date on which at least a board lot of Trust Units is traded). Participants in the DRIP Plan are also permitted to purchase additional Trust Units at 100% of the market price (as described above) of the Trust Units by investing additional sums to a maximum of $5,000 per month and a minimum of $1,000 per remittance; provided that the total number of Trust Units that may be issued each fiscal year pursuant to optional cash payments is restricted to not more than 2% of the number of issued and outstanding Trust Units at the commencement of that year. On February 17, 2003, 79,208 Trust Units were issued from treasury for proceeds of $794,650 due to DRIP Plan participation associated with the January distribution.

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at the dates noted.

Designation	Authorized	Outstanding as at September 30, 2002	Outstanding as at September 30, 2002 after giving effect to the Issuance of Special Warrants	Outstanding as at September 30, 2002 after giving effect to the exercise of Special Warrants
Current Bank Facility (1)(2)(3)	U.S. $60,000,000	$Nil	$34,857,043	$34,857,043
Trust Debenture (4)	$5,000,000	$5,000,000	$Nil	$Nil
Interim Loan (5)	$43,000,000	$12,923,000	$Nil	$Nil
Trust Units (4)(6)(7)	Unlimited	$100 (one hundred Trust Units)	$39,650,000 (9,462,500 Trust Units)	$54,650,000 (10,962,500 Trust Units)
Special Warrants	$15, 000,000	$Nil	$15,000,000 (1,500,000 warrants)	$Nil

Notes:

(1) Effective September 30, 2002, the Corporation had a credit facility with an initial borrowing base of $18 million with a Canadian chartered bank. At September 30 2002, the Corporation had drawn $13.1 million on this credit facility. On November 15, 2002, this facility was repaid in full through an advance made under the Current Bank Facility. See "Initial Properties", "Additional Properties" and "Information Respecting the Corporation – Borrowing".

(2) In connection with the Additional Properties Acquisition, the Corporation entered into the Current Bank Facility. The Corporation's current indebtedness under the Current Bank Facility is approximately $29.0 million. In addition the Current Lender has issued to third parties approximately $6.6 million in letters of credit. The initial borrowing base under the Current Bank Facility is $U.S. $38 million. See "Initial Properties", "Additional Properties" and "Information Respecting the Corporation – Borrowing".

(3) The Corporation and the Additional Properties Vendor are engaged in a dispute as to whether an additional $5.8 million adjustment to the Additional Properties Acquisition Cost should be made in favour of the Additional Properties Vendor. This dispute relates to whether or not the value of a hedging contract held by the Additional Properties Vendor impacts the net proceeds from the Additional Properties from the effective date of the Additional Properties Acquisition of June 1, 2002 to the closing date of November 15, 2002. The Additional Properties Vendor has indicated its intent to charge the Corporation the additional $5.8 million as an interim adjustment within 90 days or in any event not later than 180 days of the closing of the Additional Properties Acquisition. Management of the Corporation believes that such amount is not owing to the Additional Property Vendor. This dispute is expected to be resolved through the arbitration process established in the Additional Properties Agreement. See "Risk Factors".

(4) The Trust Debenture was issued effective as of August 15, 2002 by the Trust in exchange for $5,000,000 cash. The Trust Debenture bore interest at 2.0%, was unsecured and was due December 31, 2002. Principal and outstanding interest under the Trust Debenture could be settled in either cash or Trust Units, at the option of the holder. If settled in Trust Units, the dollar amount outstanding would be converted to Trust Units at a fixed price of $1.00 per Trust Unit. Outstanding amounts due under the Trust Debenture became due and payable on the earlier of the maturity date and the date on which the Trust qualified as a mutual fund trust through the listing of the Trust Units on a recognized Canadian stock exchange. The Trust Debenture was settled through the issuance of 5,000,000 Trust Units on completion of the Initial Public Offering.

(5) Upon closing of the Additional Properties Acquisition, the Trust had borrowed $22.2 million under the Interim Loan which bore interest at 20% per annum and was provided by Caribou, which is controlled by M. Bruce Chernoff, a director of the Corporation. The Trust paid these amounts to the Corporation to purchase the NPI and the Initial Direct Royalties from the Corporation and to finance the Deferred Purchase Price Obligation in respect of the Additional Properties Acquisition. See "Acquisition of the NPI", "Initial Properties" and "Additional Properties". The Corporation used these amounts to partially finance the acquisitions of the Initial Properties and the Additional Properties. Approximately $22.3 million from the net proceeds of the Initial Public Offering was used to repay the Interim Loan (including accrued interest). See "Additional Properties", "Information Respecting the Corporation – Borrowing" and "Description of the Trust – Interim Loan".

(6) The initial 100 Trust Units issued to settle the Trust were cancelled at the closing of the Initial Public Offering. Pursuant to the Interim Loan, the Trust issued 150,000 Warrants to Caribou to purchase an equivalent number of Trust Units for $1.00 each. These Warrants were exercised on January 23, 2003. See "Description of the Trust – Warrants" and "Interests of Management and Others in Material Transactions".

(7) Does not include 79,208 Trust Units issued from treasury on February 17, 2003, for proceeds of $794,650 due to DRIP Plan participation associated with the January distribution. See "DRIP Plan".

PRICE RANGE AND TRADING VOLUME

The Trust Units have been listed and posted for trading on the TSX under the trading symbol "HTE" since December 5, 2002. The following table sets forth the simple average of the reported high and low sales prices and the trading volumes for the Trust Units for the periods indicated as reported by the TSX.

	High	Low	Volume
December 5, 2003 to December 31, 2003	9.50	8.25	561,757
January 1, 2003 to January 31, 2003	11.00	9.45	396,022
February 1, 2003 to February 28, 2003	10.95	10.38	185,001
March 1, 2003 to March 6, 2003	11.75	10.85	87,872

Note:

(1) On January 16, 2003, being the day of negotiation of the issue price of the Special Warrants, the closing price of the Trust Units on the TSX was $10.75. On March 6, 2003, being the last day on which the Trust Units traded prior to the date of this prospectus, the closing price of the Trust Units on the TSX was $11.45.

PRIOR SALES

On July 10, 2002, the Trust issued 100 Trust Units to the original settlor of the Trust for $100 to facilitate its organization. On December 5, 2002, 3,750,000 Trust Units were issued at a price of $8.00 per Trust Unit pursuant to the closing of the Initial Public Offering and 5,000,000 Trust Units were issued at a price of $1.00 per Trust Unit on the settlement of the Trust Debenture. On December 17, 2002, 562,500 Trust Units were issued at a price of $8.00 per Trust Unit pursuant to the exercise of an over-allotment option granted to the Underwriters in connection with the Initial Public Offering. On January 23, 2003, 150,000 Trust Units were issued to Caribou at a price of $1.00 per Trust Unit pursuant to the exercise of the Warrant. On February 17, 2003, 79,208 Trust Units were issued from treasury for proceeds of $794,650 at a price of $10.0325 per Trust Unit due to DRIP Plan participation associated with the January distribution.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since the completion of the Initial Public Offering.

2003	Distribution Per Trust Unit
January [(1)]	$0.20
February[(2)]	$0.20

Notes:

(1) This distribution was the first cash distribution paid by the Trust following the completion of the Initial Public Offering.

(2) The Trust announced on February 18, 2002 that the next monthly cash distribution of $0.20 per Trust Unit will be paid on March 17, 2003 to Unitholders of record on February 28, 2003.

(3) Unitholders of record on a Record Date will be entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date.

(4) Pursuant to the Special Warrant Indenture, holders of Special Warrants are entitled to monthly cash and certain other distributions as if they were holders of Units.

ESCROWED SECURITIES

In connection with the completion of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of the Management Group Debentures (which were settled with 4,777,500 Trust Units representing approximately 49.7% of the currently outstanding Trust Units, approximately 42.9% after giving effect to the exercise of the Special Warrants) executed an undertaking in favour of the Underwriters not to offer or sell, agree to offer

or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004. See "Interests of Management and Others in Material Transactions".

PLAN OF DISTRIBUTION

This prospectus is being filed in the Filing Provinces to qualify the distribution of the Qualified Units to be issued upon the exercise of the Special Warrants. All of the issued and outstanding Special Warrants are fully-paid and non-assessable and the Qualified Units, or the Trust Units issuable upon the exercise of the Special Warrants in the event that the Special Warrants are exercised prior to the issuance of a Final MRRS decision document, will, when issued, be fully-paid and non-assessable.

On the Closing Date, the Trust completed a private placement of 1,500,000 Special Warrants pursuant to prospectus exemptions under applicable securities legislation through the Underwriters in accordance with the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Underwriters agreed to act as, and the Trust appointed the Underwriters as, sole and exclusive agents of the Trust to offer the Special Warrants in the Filing Provinces on a private placement basis at a price of $10.00 per Special Warrant. The Underwriters sold the Special Warrants as agents and presently do not hold any Special Warrants. Pursuant to the Underwriting Agreement, the Trust has paid a fee of $750,000 to the Underwriters. The Underwriters will receive no other fees in connection with the distribution of the Qualified Units under this prospectus. The offering price of the Special Warrants was determined by negotiation between Harvest, on behalf of the Trust, and the Underwriters.

The Trust or the Corporation shall, without prior written consent of FirstEnergy Capital Corp. on behalf of the Underwriters, which consent shall not be unreasonably withheld, create, authorize, issue or sell or announce its intention to so create, authorize, issue or sell any Trust Units or other securities of the Trust, rights to purchase such Trust Units, or other securities of the Trust, or any securities convertible into or exercisable or exchangeable for such Trust Units, or other securities of the Trust, or agree to any of the foregoing, prior to June 5, 2003, except for (i) options granted under the Trust's Unit Incentive Plan and Trust Units issued pursuant to the exercise of such options; and (ii) Trust Units issued pursuant to the DRIP Plan.

The Special Warrants were issued pursuant to the Special Warrant Indenture. Since the date of issuance, no Special Warrants have been exercised. Each Special Warrant entitles the holder to acquire, subject to adjustment, at no additional cost, one Qualified Unit of the Trust at any time until 5:00 p.m. (Calgary time) on the earlier of: (i) five (5) Business Days after the Final Receipt Date; and (ii) the first anniversary of the Closing Date.

In the event that the Trust sets a Record Date in respect of or pays a distribution or sets a Record Date in respect of or makes any other distribution in cash or property or securities of the Trust to all or substantially all of the holders of Trust Units of record on a date after February 4, 2003 (the "Effective Date") and prior to the exercise or deemed exercise of the Special Warrants, the Trust agrees that it will pay the same amount of such distribution or make the same distribution of cash, property or securities to the Warrant Trustee on behalf of entitled holders of Special Warrants, on such date as if the holders of such Special Warrants on such date were the holders of the number of Trust Units which the holders of Special Warrants are entitled to receive upon exercise of the Special Warrants and such payments or other distributions shall be held and dealt with by the Warrant Trustee in accordance with the Special Warrant Indenture.

In the event that a Final MRRS decision document is not obtained by the Trust on or prior to the Qualification Deadline on behalf of the Canadian securities regulatory authority in each of the Filing Provinces, then each holder of Special Warrants in the Filing Provinces on whose behalf a Final MRRS decision document has not been obtained (or, if a Final MRRS decision document has not been obtained on behalf of the Province of Alberta, all holders wherever resident) shall be entitled after the Qualification Deadline to receive on the exercise or deemed exercise of the Special Warrants an additional 0.09 of a Trust Unit for each such Special Warrant so exercised without additional payment. This prospectus also qualifies the distribution of the additional 0.09 of a Trust Unit per Special Warrant in the event that such units are issued. Special Warrants not previously exercised by the holders thereof shall be deemed to be exercised immediately prior to the Expiry Time without further action on the part of the holder. The Trust will continue to use its best efforts to obtain a Final MRRS decision document on behalf of the Canadian securities regulatory authority in each Filing Province where a Final MRRS decision document is not obtained on or before the Qualification Deadline until February 4, 2004.

Any Trust Units issued in exchange for Special Warrants exercised on or after the Closing Date and prior to the Final Receipt Date will be subject to relevant hold periods under applicable securities legislation.

Holders of Special Warrants who wish to exercise the Special Warrants held by them in order to acquire Trust Units hereunder should complete the exercise form attached to the Special Warrant certificate and deliver the certificates and the executed exercise forms to the Warrant Trustee at its principal office in Calgary, Alberta. The Special Warrants represented by a Special Warrant certificate shall be deemed to be surrendered only upon personal delivery of the certificate or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Trustee at the office referred to above.

The Special Warrant Indenture provides that in the event of certain alterations of the Trust Units, including any subdivision, consolidation or reclassification, and in the event of any form of reorganization of the Trust or the Corporation, including any amalgamation, merger or arrangement, an adjustment shall be made to the terms of the Special Warrants such that the holders shall, upon exercise of the Special Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Special Warrants prior to the occurrence of those events. The holding of Special Warrants does not constitute the holder thereof a unitholder of the Trust or entitle the holder to any right or interest in respect thereof except as expressly provided in the Special Warrant Indenture.

The Special Warrant Indenture provides that all holders of Special Warrant certificates shall be bound by any resolution passed at a meeting of the holders of Special Warrants held in accordance with the provisions of the Special Warrant Indenture and resolutions signed by the holders of Special Warrants entitled to acquire a specified majority of the Trust Units which may be acquired pursuant to all the then outstanding Special Warrant certificates.

The TSX has conditionally approved the listing of the Qualified Units subject to the Trust fulfilling all of the requirements of such exchange.

The Qualified Units have not been and will not be registered under the U.S. Securities Act. Accordingly, the Qualified Units may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act. In addition, until 40 days after the commencement of this offering, any offer or sale of the Qualified Units within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A of the U.S. Securities Act.

USE OF PROCEEDS

The Trust raised gross proceeds from the issuance of the Special Warrants of $15 million (before deducting the Underwriters' Fee of $750,000 and the expenses of the issuance of the Special Warrants and the qualification for distribution of the Qualified Units, estimated to be $200,000, which will be paid out of the general funds of the Trust). The Trust will not receive any cash proceeds upon the exercise of the Special Warrants. All of the net proceeds from the financing were used to partially repay outstanding balances under the Current Bank Facility, which was used to partially fund the Additional Properties Acquisition and for working capital. See "Additional Properties".

PRINCIPAL UNITHOLDERS

To the best of the knowledge of the directors and officers of the Corporation, the only person that owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the votes attached to all of the issued and outstanding Trust Units is:

		Number of Trust Units Owned		**Percentage of Trust Units**	
Name and Address of Shareholder	**Type of Ownership**	**Before Exercise of Special Warrants**	**After Exercise of Special Warrants**	**Before Exercise of Special Warrants**	**After Exercise of Special Warrants**
M. Bruce Chernoff	Direct and Beneficial	4,143,776[(1)]	4,311,526[(1)]	43.4%	39.0%

Note:

(1) Includes 152,990 Trust Units owned by Caribou Capital Corp., a company controlled by Mr. Chernoff.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and Blake, Cassels & Graydon, LLP, counsel to the Underwriters (collectively "Counsel") the following is a summary of the principal Canadian federal income tax consequences generally applicable to persons who have acquired Special Warrants pursuant to the Special Warrant Indenture and who will acquire and dispose of Trust Units issuable on the exercise of the Special Warrants and who, for the purposes of the Tax Act and at all relevant times are resident in Canada, hold such Special Warrants and Trust Units as capital property, and deal at arm's length with the Trust. The Special Warrants and Trust Units will generally be considered capital property to the holder thereof unless either the holder holds the Special Warrants and the Trust Units in the course of carrying on a business or the holder has acquired the Special Warrants and Trust Units in a transaction or transactions considered to be, individually or collectively, an adventure in the nature of trade.

This summary is based upon the current provisions of the Tax Act, Counsel's understanding of the current published administrative practices of the CCRA, and proposed amendments to the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted as proposed, but does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account any provincial, territorial or foreign income tax considerations. No assurances can be given that the Proposed Amendments will be enacted as proposed, if at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein. No application has been made to the CCRA for an advance income tax ruling with respect to this offering.

This summary does not apply to holders that are "financial institutions" within the meaning of the "mark-to-market" rules contained in the Tax Act, or who, at any time, have an "at-risk adjustment" as defined in the Tax Act.

The Canadian federal income tax consequences of a particular holder will vary depending on a number of factors. **The following discussion of the income tax consequences is of a general nature only and is not exhaustive of all the income tax consequences and is not intended to constitute income tax advice to any particular holder. Accordingly, holders should consult their own income tax advisors with respect to the Canadian federal income tax consequences which will result from holding Special Warrants and acquiring, holding and disposing of Trust Units issuable on the exercise of the Special Warrants.**

Exercise or Disposition of Special Warrants

An original holder of a Special Warrant will have a cost for tax purposes equal to the amount paid for such Special Warrant upon subscription (plus any related acquisition costs). A holder will not realize a gain or loss upon the exercise or deemed exercise of Special Warrants to receive Trust Units. The cost for tax purposes of Trust Units acquired pursuant to the exercise of the Special Warrants will generally be equal to the tax cost of such Special Warrants. In computing the adjusted cost base of a holder's Trust Units acquired pursuant to the exercise of the Special Warrants, the cost of such Trust Units must be averaged with the cost of any other Trust Units held as capital property at that time.

A disposition or deemed disposition of Special Warrants (other than on the exercise of such Special Warrants) will result in the realization of a capital gain (or capital loss) in the taxation year of the disposition to the extent the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of such Special Warrants, net of any reasonable disposition costs.

Distributions on Special Warrants

Although the matter is not entirely clear, distributions made to holders of Special Warrants upon exercise thereof will be required to be included in the income of the particular holder of Special Warrants for the purposes of the Act.

Disposition of Trust Units

An actual or deemed disposition of Trust Units (other than in a tax–deferred transaction) will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater than (or less than) the adjusted cost base to the holder of such Trust Units plus reasonable costs associated with the disposition. In computing income, a taxpayer must include one–half of the amount by which the taxpayer's capital gains for the taxation year exceed his capital losses for that year. Capital gains realized by an individual may give rise to alternative minimum tax.

Unitholders who realize capital losses upon the disposition of Trust Units in a taxation year may deduct such losses from any capital gains realized in that year. Capital losses not applied to reduce capital gains in this manner may be applied against the amount by which capital gains exceed capital losses for each of the three previous or any subsequent taxation year.

Income from Trust Units

Each Unitholder is required to include in computing income for a particular taxation year the Unitholder's pro rata share of the Trust's income for tax purposes that was payable in that year by the Trust to that Unitholder whether such amounts are paid in the form of additional Trust Units, or constitute cash distributions reinvested in additional Trust Units, and whether the amount was actually paid to the Unitholder in that year, together with all amounts designated to the Unitholder as reimbursed Crown charges in excess of the resource allowance deducted in computing the Trust's income. An amount will be considered to be payable to the Unitholders in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. In certain limited cases, such as where the Trust uses income of the Trust to repay the principal amount of Trust borrowings or to purchase additional Direct Royalties, it is possible that such Trust income may be paid to Unitholders through the issuance of Trust Units. Generally income of a Unitholder from the Trust Units will be considered to be income from property and not business income or income from production for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders.

Adjusted Cost Base of Trust Units

The adjusted cost base of a Unitholder is a Trust Unit will include all amounts paid or payable by the Unitholder for such Trust Unit. Any additional Trust Units acquired by a Unitholder on a reinvestment of a distribution by the Trust or a distribution of additional Trust Units will have an initial cost to the Unitholder equal to the amount of the distribution so reinvested or distributed, subject to the averaging provisions of the Tax Act described above. Amounts distributed by the Trust to a Unitholder in respect of a Trust Unit (including amounts in respect of ARTC, if any) will reduce the Unitholder's adjusted cost base of the Trust Unit to the extent that the amount distributed is in excess of the Trust's income for the purposes of the Tax Act computed prior to any deduction for amounts distributed to Unitholders. To the extent that the adjusted cost base to a holder of Trust Units would otherwise be less than zero, the negative amount will be treated as a capital gain from the disposition of such Trust Units in that year, and the Trust Units will have a nil adjusted cost base to commence the subsequent year.

Status of the Trust

In the opinion of Counsel, the Trust qualifies as a "unit trust" as defined by the Tax Act, and this summary assumes that the Trust will also qualify on Closing, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. The qualification of the Trust as a mutual fund trust requires that certain factual conditions be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must meet certain criteria with respect to the nature of its assets and it must not be established nor must it at any time be maintained primarily for the benefit of non-residents. Although these facts have been assumed for the purposes of this opinion, Counsel is of the view that such assumption is reasonable in light of the restrictions on the nature of the Trust's investments and on the intention of the Trust to limit ownership of Trust Units by non-resident persons. Secondly, in order for the Trust to continue to qualify as a mutual fund trust, there must be at least 150 Unitholders each of whom owns not less than one "block" of Trust Units having a fair market value of not less than $500. A "block" of Trust Units means 100 Trust Units if the fair market value of one Trust Unit is less than $25. It is intended that these requirements will be satisfied so that the Trust will continue to so qualify as a mutual fund trust, but in the event the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below. The Trust intends to make an election in order that it will qualify as a mutual fund trust from the commencement of its first taxation year.

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, RESPs and DPSPs ("Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units or any gains realized on a disposition of the Trust Units while they are not qualified investments. An RESP which holds Trust Units that are not qualified investments may have its registration revoked by the CCRA.

If the Trust ceases to qualify as a mutual fund trust, the Trust will be required to pay a tax under Part XII.2 of the Tax Act in respect of designated income distributed by the Trust. The payment of Part XII.2 tax by the Trust may have adverse income

tax consequences for certain Unitholders including certain non-resident persons, and certain Exempt Plans that acquire an interest in the Trust directly or indirectly from another Unitholder.

Income of the Trust

The Trust will be required to include in computing its income for a taxation year (which will be the calendar year) all amounts that it receives in that year (or, if the Proposed Amendments become law, that becomes receivable) in respect of the NPI and the Direct Royalties, including any amounts subject to set off, and including any amounts paid by it to the Corporation in that year in respect of reimbursed Crown charges in respect of the NPI or in respect of any freehold mineral tax payable in respect of the Direct Royalties. The Trust will also be required to include in its income any interest which accrues to it on unexpended funds or in respect of loans which are made to the Corporation. Any repayments of amounts advanced to the Corporation will not be included in the Trust's income. Any interest expense or other financing expenses incurred by the Trust in respect of borrowing funds to carry out its activities will be deductible by the Trust in the year incurred, to the extent and in the manner prescribed by the Tax Act. Costs incurred in the issuance of Trust Units may generally be deducted by the Trust over a six year period. The Trust will be entitled to deduct reasonable current expenses incurred in its ongoing operation as well as annual deductions in respect of cumulative Canadian oil and natural gas property expense ("COGPE") and resource allowance as described below.

The cost to the Trust of the Direct Royalties and the NPI, including any amount paid under the Deferred Purchase Price Obligation will, when incurred, be added to the Trust's cumulative COGPE account. Any amount which is receivable by the Trust from the sale of Direct Royalties or the release of the NPI will be deducted from the Trust's cumulative COGPE account (see "Canadian Federal Tax Considerations Deferred Purchase Price Obligation and the Release of the NPI on Certain Properties"). The Trust may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10%, on a declining basis, proportionately reduced for taxation years of less than 365 days, of any positive balance of its cumulative COGPE account at the end of that year. If the balance of the cumulative COGPE account of the Trust at the end of a particular taxation year, after all additions and deductions for that year have been made, would otherwise be a negative amount, the negative amount will be included in the Trust's income for the purposes of the Tax Act for that year.

The Trust's resource allowance is computed as being 25% of its adjusted resource profits, calculated in accordance with the Regulations. Generally, the Trust's adjusted resource profits will include its income from the NPI prior to any deduction in respect of its cumulative COGPE and any amount deducted in respect of distributions to Unitholders, as described below. The Trust may not deduct Crown charges reimbursed by it to the Corporation during the year. Resource allowance may only be claimed in respect of the Direct Royalties to the extent that such royalties bear freehold mineral taxes.

The Tax Act requires the Trust to compute its income or loss for a taxation year as though it were an individual resident in Canada. The taxation year of the Trust is the calendar year. To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts which are payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of Crown charges reimbursed by the Trust to the Corporation or mineral taxes paid by the Trust over the resource allowance deductible by the Trust for that year, to the extent that such excess amounts are designated to the Unitholders for that year. See "Canadian Federal Income Tax Considerations – Income from Trust Units". The Trustee has agreed to designate the full amount of any such excess amounts annually in favour of the Unitholders. Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act, however, no assurances can be given in this regard. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years.

Deferred Purchase Price Obligation and the Release of the NPI on Certain Properties

Where, as a result of a sale of a Property by the Corporation and the release of the NPI relating to that Property, an amount becomes receivable by the Trust in a taxation year, such amount will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined at the end of that year. If all or a portion of the consideration receivable in a taxation year upon the release of the NPI relating to a Property is used pursuant to the Deferred Purchase Price Obligation to acquire in that year one or more replacement Canadian resource properties, the amount so used will be added, in that year, to the cumulative COGPE account of the Trust to the extent of its share of the portion of the consideration that is so used.

Entitlement to Alberta Royalty Tax Credits

The Trust is entitled to claim ARTC with respect to amounts reimbursed by it to the Corporation for Alberta Crown royalties and other Crown charges which, under the Alberta Act, do not relate to a restricted resource property. Generally, a restricted resource property is an Alberta resource property relating to a completed oil and natural gas well which is disposed of by a person who, either alone or together with persons with which it is associated, receives maximum ARTC for the year prior to the sale of such Alberta resource property. ARTC is based on a price-sensitive formula linked to crude oil prices. Credits vary from a high of 75% of eligible Alberta Crown Royalties when the price of oil falls below U.S. $15 per barrel, to a low of 25% of Alberta Crown Royalties when the price of oil rises above U.S. $30 per barrel. The maximum Alberta Crown Royalty to which the rate applies annually is $2,000,000 per applicant or associated group of applicants. **The Trust will not be required to include any amount of ARTC in its income. Counsel has been advised that the producing wells acquired as part of the Initial Properties from the Initial Properties Vendors are restricted resource properties such that no ARTC will accrue to the Trust thereon.**

INDUSTRY CONDITIONS

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Trust in a manner materially different than they would affect other oil and natural gas companies or trusts of similar size. All current legislation is a matter of public record and the Trust is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing — Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the balance between supply and demand. Oil exports may be made pursuant to export contracts with terms not exceeding 1 year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing — Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3 /day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The government of Alberta also regulates the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement ("NAFTA")

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation

of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties or net profits or net carried interests.

From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a third tier royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per m^3, and 25%, at prices above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing the net income of oil and natural gas producers, and in this case, the Trust.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

In Alberta, environmental compliance has been governed by the *Alberta Environmental Protection and Enhancement Act* (the "AEPEA") since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

Competitive Environment

The oil and natural gas industry has been experiencing a large number of business combinations, involving companies of all sizes. This consolidation process has resulted in a number of asset rationalization programs pursuant to which assets have become available for acquisition. This same consolidation process has resulted in some industry participants, with whom the Trust will be competing for attractive large asset or share acquisitions, becoming larger and more competitive, which may increase the demand for acquisitions.

Investors are becoming increasingly aware of the oil and natural gas royalty trust sector and the income trust sector ("Trust Sector"). Management of the Corporation believes that due to the nature of the assets held by royalty trusts, as well as their focus on development and exploitation rather than exploration, investor interest in the oil and natural gas sector has increased with the growing perception that royalty trusts offer an investment vehicle in the oil and natural gas industry that has less risk than more traditional oil and natural gas investments. Consequently, the Trust Sector has recently been able to access the capital markets more readily than traditional oil and natural gas companies. This access to capital has made the Trust Sector a competitor for oil and natural gas property and corporate acquisitions. The Trust Sector has an advantage over oil and natural gas companies in corporate taxation. A number of Canadian-based oil and natural gas companies are currently taxable, having depleted their accumulated tax pools, and therefore they generally assess the merits of potential acquisitions on an after-tax basis. Oil and natural gas royalty trusts and income trusts distribute income to their unitholders. Units of these royalty and income trusts are often held in tax sheltered vehicles such as registered retirement savings plan accounts, and distributions on the units held in such vehicles are thus generally sheltered from immediate taxation.

Non-Canadian companies have been investing heavily in the Canadian oil and natural gas industry by acquiring both properties and companies. In particular, companies from the United States have been attracted to the Canadian market to acquire supplies of natural gas, in part by the weakness of the Canadian dollar relative to the United States dollar and the development of additional pipeline facilities for the efficient transmission of natural gas to the United States markets. Management of the Corporation believes this trend will continue to influence Canadian asset valuation parameters and will result in truly North American valuations for Canadian producers.

CONFLICTS OF INTEREST

Properties will not be acquired from officers or directors of the Corporation or persons not at arm's length with such persons at prices which are greater than fair market value, nor will Properties be sold to officers or directors of the Corporation or persons not at arm's length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Harvest Board. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Ontario Securities Commission Rule 61-501.

Circumstances may arise where members of the Harvest Board serve as directors or officers of corporations which are in competition with the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust.

LEGAL MATTERS

Certain legal matters in connection with the distribution of the Qualified Units issuable on the exercise or deemed exercise of the Special Warrants will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust and the Corporation and by Blake, Cassels & Graydon LLP on behalf of the Underwriters.

Furthermore, the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP. John A. Brussa, a member of the Board of Directors of the Corporation, is a Partner of Burnet, Duckworth & Palmer LLP.

INTEREST OF EXPERTS

None of Burnet, Duckworth & Palmer LLP, Blake, Cassels & Graydon LLP, KPMG LLP or McDaniel has received or will receive a direct or indirect interest in the property of the Corporation or the Trust or of any associate or affiliate of the Corporation or the Trust in connection with the offering of the Special Warrants or the distribution of the Qualified Units.

The opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP. John A. Brussa, a member of the Board of Directors of the Corporation, is a Partner of Burnet, Duckworth & Palmer LLP. As of February 12, 2003, the partners and associates of Burnet, Duckworth & Palmer LLP as a group, will beneficially own, directly or indirectly, less than 5% of the outstanding Trust Units and the partners and associates of Blake, Cassels & Graydon LLP, as a group, will beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

Further, as at the date hereof, the partners of KPMG LLP, as a group, did not beneficially own, directly or indirectly, any of the Trust Units of the Corporation. In addition, except for Mr. Brussa, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associates or affiliates of the Corporation.

LEGAL PROCEEDINGS

Management of the Corporation is not aware of any litigation outstanding, threatened or pending as of the date hereof or against the Trust or the Corporation or relating to the business of the Corporation which would be material to such business.

PROMOTERS

M. Bruce Chernoff and Kevin A. Bennett may be considered to be the promoters of the Trust by reason of their initiative in organizing the business and affairs of the Trust. See "Interests of Management and Others in Material Transactions".

The following table sets forth the number of Trust Units owned, directly or indirectly, by Mr. Chernoff and Mr. Bennett:

		Number of Trust Units Owned		Percentage of Trust Units	
Name and Address of Unitholder	**Type of Ownership**	**Before Exercise of Special Warrants**	**After Exercise of Special Warrants (1)**	**Before Exercise of Special Warrants**	**After Exercise of Special Warrants (1)**
M. Bruce Chernoff	Direct and Beneficial	4,143,776(2)(3)	4,311,526(2)(3)	43.4%	39.0%
Kevin Bennett	Direct and Beneficial	700,000(4)	700,000(4)	7.3%	6.3%

Notes:
(1) Assumes the exercise of all outstanding Special Warrants.
(2) Includes 152,990 Trust Units owned by Caribou Capital Corp., a company controlled by Mr. Chernoff.
(3) Does not include Trust Units held by Mr. Chernoff's spouse.
(4) Does not include Trust Units held by Mr. Bennett's spouse.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

M. Bruce Chernoff and Kevin A. Bennett took the initiative of founding and organizing the Corporation and the Trust and their respective businesses. See "Recent Developments".

Hector J. McFadyen, a director of the Corporation, was recently appointed to the board of directors of Hunting PLC ("Hunting"), a UK-based public corporation engaged in oil and natural gas, oilfield service, and oil and natural gas marketing and distribution activities. Hunting carries on its oil and natural gas marketing and distribution activities through its majority owned subsidiary, Gibson Energy Ltd. ("Gibson"). The Corporation had previously entered into a number of oil price physical hedging contracts with Gibson as described in "Information Respecting the Corporation – Commodity Hedging." The contracts entered into with Gibson are the 2002 and 2003 Canadian dollar-based price swaps and all of the collars described under that section of this prospectus. The Corporation may execute additional hedging contracts with Gibson in the future.

The Trust issued the Trust Debenture and incurred the Interim Loan pursuant to financing the acquisition of the Initial Properties and the Additional Properties Acquisition. The Interim Loan was provided by Caribou, a company controlled by M. Bruce Chernoff, a director of the Corporation, which bore interest at 20% per annum and was due on or before July 31, 2003. The Interim Loan was secured by all of the assets of the Trust, including the NPI, but was not secured by the Properties of the Corporation. All amounts outstanding under the Interim Loan were repaid with net proceeds from the Initial Public Offering. See "Capitalization of the Trust" and "Description of the Trust – Interim Loan".

Upon completion of the Initial Public Offering, the Trust Debenture was settled with the issuance of 5,000,000 Trust Units and such Trust Units were distributed to the Management Group in settlement of the Management Group Debentures. In addition, on January 23, 2003, the Warrants, issued to Caribou pursuant to the Interim Loan, were exercised for 150,000 Trust Units. Caribou, which is controlled by M. Bruce Chernoff, a director of the Corporation, held the Warrants. See "Capitalization of the Trust" and "Description of the Trust – Warrants".

On closing of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of the Management Group Debentures delivered an undertaking to the Underwriters not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004.

Mr. Brussa, a director of the Corporation is a partner of Burnet, Duckworth & Palmer LLP which firm receives fees for legal services provided to the Corporation and the Trust.

The following directors and/or officers of Harvest acquired the number of Special Warrants set forth opposite each of their names:

Name	Position with Harvest	Number of Special Warrants
M. Bruce Chernoff	Director, Chairman	167,750
Jacob Roorda	President	10,000
John Brussa	Director	2,750

RISK FACTORS

The following are certain factors relating to the business of the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus.

Public and Insider Ownership

As at the date hereof, prior to giving effect to the exercise of the Special Warrants, the directors and officers of the Corporation and their associates and affiliates, as a group, hold, directly or indirectly, or exercise control or direction over, 5,143,933 Trust Units, representing 54% of the issued and outstanding Trust Units. After giving effect to the exercise of the Special Warrants, the directors and officers of the Corporation, and their associates and affiliates, as a group, will beneficially own, directly or indirectly, 5,324,433 Trust Units or 48% of the outstanding Trust Units.

As part of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of the Management Group Debentures executed an undertaking in favour of the Underwriters not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004.

Dilution

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. In addition, the Trust may issue additional Trust Units from time to time pursuant to the Trust's Unit Incentive Plan and DRIP Plan. The possible issuance of these Trust Units could result in dilution to the purchasers of Trust Units pursuant to the Offering. See "The Trust Indenture – Issuance of Trust Units", "Trust Unit Incentive Plan" and "DRIP Plan".

Purchase of the NPI, the Initial Properties and Initial Direct Royalties

The price paid for the purchase of the NPI, the Initial Properties and the Direct Royalties forming part of the Initial Properties was based on engineering and economic assessments made by independent engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas and natural gas liquids, future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Corporation and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas and natural gas liquids from those anticipated at the time of making such assessments will affect the return on the value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than those currently attributed to the Properties.

Acquisition of Additional Properties

The Corporation and the Additional Properties Vendor are engaged in a dispute as to whether an additional $5.8 million adjustment to the Additional Properties Acquisition Cost should be made in favour of the Additional Properties Vendor. This dispute relates to whether or not the value of a hedging contract held by the Additional Properties Vendor impacts the net proceeds from the Additional Properties from the effective date of the Additional Properties Acquisition of June 1, 2002 to the closing date of November 15, 2002. The Additional Properties Vendor has indicated its intent to charge the Corporation the additional $5.8 million as an interim adjustment within 90 days and in any event not later than 180 days of the closing of the Additional Properties Acquisition. Management of the Corporation believes that such amount is not owing to the Additional Property Vendor. This dispute is expected to be resolved through an arbitration process established in the Additional Properties Agreement. Should the Corporation be unsuccessful in recovering this amount, it will increase the amount of debt outstanding under the Current Bank Facility. This would increase the Corporation's debt service obligations which would have a negative impact on Cash Available for Distribution.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and natural gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs and DPSPs ("Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units or any gains realized on a disposition of the Trust Units while they are not qualified investments. See "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Operational Matters

The operation of oil and natural gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and possible liability to third parties. The Corporation will employ prudent risk management practices and maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce the NPI Income.

Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although the Corporation operates the Initial Properties and believes it will become the operator of the Additional Properties, there is no guarantee that it will remain operator of the Initial Properties or that the Corporation will operate the Additional Properties or any other Properties it may acquire.

Although satisfactory title reviews will generally be conducted on the Properties in accordance with industry standards, such reviews do not guarantee or certify that a defect in title may not arise to defeat the claim of the Corporation to certain Properties. A reduction of the NPI Income or income from Direct Royalties could result in such circumstances.

Reserve Estimates

The reserve and recovery information contained in the McDaniel Report is only an estimate and the actual production and ultimate reserves from the Properties may differ from the estimates prepared by McDaniel.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or the issuance of clean up orders in respect of the Corporation or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Corporation. See "Industry Conditions – Environmental Regulation". Although the Corporation will establish a Reclamation Fund for the purpose of funding its estimated future environmental and reclamation obligations based on its knowledge, there can be no assurance that the Corporation will be able to satisfy its actual environmental and reclamation obligations. See "Description of the Trust – Reclamation Fund". Should the Corporation be unable to fully fund the cost of remedying an environmental problem, the Corporation might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

In December 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The Protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the Protocol. If the Protocol is ratified and becomes legally binding, it is expected to affect the operation of all industries in Canada, including the oil and gas industry. As details of the implementation of this Protocol have yet to be announced, it is difficult to determine what, if any, the impact the Kyoto Protocol may have on the Corporation's ongoing environmental liabilities, on prices for oil and natural gas or on other general economic factors, which may affect the Trust's Cash Available For Distribution.

Debt Service

The Corporation's indebtedness under the Current Bank Facility is currently approximately $29.0 million. In addition, the Current Lender has issued letters of credit to third parties in approximately $6.6 million in letters of credit on behalf of the Corporation to secure services on the Properties. See "Properties".

The Current Lender was provided with security over all of the assets of the Corporation. If the Corporation and the Trust become unable to pay the Debt Service Charges or otherwise commit an event of default such as declaring bankruptcy, the Current Lender may foreclose on or sell the Properties free from, or together with, the NPI. The Current Bank Facility is due on the earlier of April 30, 2004 or upon an event of default.

Dividends and other distributions by the Corporation are prohibited during a default, event of default, or an unremedied borrowing base shortfall under the Current Bank Facility. The NPI, any indebtedness of the Corporation to the Trust, and amounts payable to the Trustee under the Trust Indenture are subordinate to the Current Bank Facility pursuant to a subordination agreement between the Current Lender, the Trustee, and the Corporation dated November 14, 2002. This Subordination Agreement may restrict the ability of the Corporation to pay the NPI to the Trust or pay interest or principal on any indebtedness to the Trust, and therefore may limit the Cash Available For Distribution during a default, event of default or an unremedied borrowing base shortfall under the Current Bank Facility.

The Corporation must meet certain ongoing hedging and financial covenants under the Current Bank Facility and is subject to customary restrictions on its operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt, and the sale of its assets. During such time as any lender comprising the Current Lender is not a Canadian resident, payments under the Current Bank Facility to such lender will be subject to certain withholding taxes which the Corporation has agreed to assume and which may increase the effective interest rate paid by the Corporation.

Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to service debt before payment of the NPI and cash distributions. The Corporation and the Trust may manage the risk associated with fluctuations in interest rates by entering into interest rate swap transactions from time to time. To the extent that the Corporation and the Trust engage in risk management activities, they will be subject to credit counterparty risk.

Debt Repayment

The Corporation and the Trust are permitted to borrow funds to finance the purchase of Properties, capital expenditures, or other financial obligations in respect of the Properties or for working capital purposes. Borrowings of the Corporation to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust pursuant to the Deferred Purchase Price Obligation. Debt Service Charges of the Corporation will be deducted in computing the NPI Income and Debt Service Charges of the Trust will be deducted in computing Cash Available For Distribution. Variations in interest rates could result in significant changes in the amount required to be applied to debt service before payment of the NPI and Cash Available For Distribution. To the extent that advances under the Current Bank Facility are made in U.S. dollars, the interest payable thereunder is also payable in U.S. dollars. Variations in the Canadian/U.S. dollar exchange could result in a significant increase in the amount of the interest paid under the Current Bank Facility, thereby reducing the Cash Available For Distribution. See "Information Respecting the Corporation – Borrowing" and "Information Respecting the Trust – Capitalization.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties or the establishment by the operator of reserves for such expenses.

Variability of Cash Distributions

The Corporation retains a portion of the cash flows from the Properties in the Capital Fund to facilitate future acquisitions and development of the Properties. The Corporation believes this will assist in maintaining distributions for a longer period than would otherwise be the case if all cash flows from the Properties were paid to the Trust pursuant to the NPI and subsequently distributed to the Unitholders. Future cash flows generated by such additional Properties may not be similar to those of the Initial Properties or the Additional Properties and may not generate sufficient cash flows to allow the Corporation to generate sufficient the NPI Income to maintain consistent distributions from the Trust over a long period of time.

Reliance on Management of the Corporation

Unitholders will be dependent on the management of the Corporation in respect of the administration and management of all matters relating to the Properties, the NPI, the Direct Royalties, the Trust, and the Trust Units. Investors who are not willing to rely on the management of the Corporation should not invest in the Trust Units.

Depletion of Reserves (Sustainability)

The Trust has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash Available For Distribution in respect of Properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Trust and the Corporation will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent additional capital investment in Properties through the use of the Capital Fund or otherwise, initial production levels and reserves attributable to the Properties will decline.

The Corporation's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Corporation's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are exploited.

Trust Units will have no value when reserves from the Properties can no longer be economically marketed and, as a result, subscribers for Trust Units will need to obtain a return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than the Corporation.

There can be no assurance that the Corporation will be successful in developing or acquiring additional reserves on terms that meet the Corporation's investment objectives.

The average Economic Life of the Initial Properties is 8.3 years and the average Economic Life of the Additional Properties is 10 years. See "Initial Properties – Summary of Selected Reserve Information" and "Additional Properties – Summary of Selected Reserve Information". Economic Life is largely dependent on the accuracy of the reserves and changes in commodity prices, operating costs and royalty rates, all of which could impact the length of time that the reserves associated with the Initial Properties and the Additional Properties can be economically produced.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Trust Units, becomes limited or unavailable, the Trust's and the Corporation's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Trust or the Corporation is required to use cash flow to finance Capital Expenditures or property acquisitions, the level of Cash Available For Distribution will be reduced.

Limited Operational History

The Corporation and the Trust were only recently organized and have a limited history of operations and the Trust has made only limited distributions.

Impact of Future Capital Expenditures

The Reserve Value of the Initial Properties and the Additional Properties as estimated in the McDaniel Report is based in part on cash flows to be generated in future years as a result of future Capital Expenditures. The Reserve Value of the Initial Properties and the Additional Properties as estimated in the McDaniel Report will be reduced to the extent that such Capital Expenditures on the Initial Properties and the Additional Properties do not achieve the level of success assumed in the McDaniel Report.

Volatility of Commodity Prices

The Trust's results of operations and financial condition, and therefore the NPI and the Direct Royalties, will be dependent on the prices received for Petroleum Substances production. Prices for Petroleum Substances have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Corporation or the Trust. Oil prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in Petroleum oil and gas prices or increases in differentials could have a material adverse effect on the Trust's operations, financial condition

and the level of funds available for the development of its oil and natural gas reserves. The Corporation may manage the risk associated with changes in commodity prices and foreign exchange rates by entering, or causing the Trust to enter, from time to time, into crude oil and natural gas price hedges and foreign exchange contracts. To the extent that the Corporation or the Trust engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to counterparty risk. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. The Corporation must also meet certain ongoing hedging covenants under the Current Bank Facility. To the extent that commodity prices increase significantly, Cash Available for Distribution could be negatively affected. See "Information Respecting the Corporation – Commodity Hedging."

Crude Oil Differentials

The Corporation's crude oil production from the Initial Properties and the Additional Properties will be approximately 58% heavy oil and 42% medium oil. Processing medium oil and heavy oil is more expensive than processing conventional light oil, and such processing yields less valuable products compared to refining light oil; accordingly, producers of heavy oil or medium oil receive lower wellhead prices. The differential between light oil and heavy oil or medium oil has fluctuated widely during recent years and when considered with the fluctuating prices of light oil, substantially increases the volatility of prices for heavy oil and medium oil. Any increase in the differentials could result in lower prices being received for Petroleum Substances and could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. Volatility in the differential is a result of an availability of supply, seasonal demand, pipeline constraints and conversion capacity of refineries, which are beyond the control of the Trust or the Corporation.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation and the Trust will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Corporation and the Trust. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Potential Conflicts of Interest

Circumstances may arise where members of the Board of Directors or officers of the Corporation are directors or officers of corporations which are in competition to the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust. See "Conflicts of Interest".

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be Permitted Investments, the NPI, the Direct Royalties and related contractual rights. The market price per Trust Unit will be a function of anticipated Cash Available For Distribution, the value of the Initial Properties acquired by the Corporation, the value of the Additional Properties and the Corporation's ability to effect long-term growth in the value of the Trust. The issue price of each Trust Unit is greater than the per Trust Unit Reserve Value of the Initial Properties. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act performed by the

Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any that liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture also provides that all contracts signed by or on behalf of the Trust, whether by the Corporation, the Trustee, or otherwise, must (except as the Trustee or the Corporation may otherwise expressly agree with respect to their own personal liability) contain a provision to the effect that such obligation will not be binding upon Unitholders personally. The principal investment of the Trust is the NPI Agreement which contains such a provision. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely by the Harvest Board in view of the fact that all business operations are carried on by the Corporation.

The activities of the Trust and the Corporation, its wholly-owned subsidiary, are conducted and are intended to be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Net Asset Value

The net asset value of the Trust will vary dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading prices of the Trust Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of the Trust.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue, Calgary, Alberta, T2P 4B9.

Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario is the transfer agent and registrar for the Trust Units.

MATERIAL CONTRACTS

The only material contracts in effect as of the date hereof entered into by the Trust or by the Corporation during the past two years, other than during the ordinary course of business, are as follows:

1. Trust Indenture referred to under "The Trust Indenture";
2. The NPI Agreement referred to under "Description of the Trust – the NPI and Direct Royalties";
3. Administration Agreement referred to under "Description of the Trust";
4. Current Bank Facility credit agreement referred to under "Information Respecting the Corporation – Borrowing";
5. the subordination agreement referred to under "Information Respecting the Corporation – Borrowing";
6. the Direct Royalties Sale Agreements referred to under "Initial Properties" and "Additional Properties";
7. the Sale Agreement referred to under "Initial Properties";

8. the Additional Properties Agreement referred to under "Additional Properties";

9. the management undertakings referred to under "Interests of Insiders and Others in Material Transactions";

10. the Underwriting Agreement referred to under "Plan of Distribution"; and

11. the Special Warrant Indenture referred to under "Plan of Distribution".

During the period of distribution of the Trust Units, copies of the foregoing documents may be examined during normal business hours at the offices of Burnet, Duckworth & Palmer LLP, First Canadian Centre, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies as rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory of residence. The purchaser should refer to any applicable provision of the securities legislation of the purchaser's province and territories for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant, who acquires a Qualified Unit upon the exercise of a Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus, or any amendment thereto, containing a misrepresentation, the holder shall be entitled to rescission not only of the holder's exercise of its Special Warrant, but also of the private placement transaction pursuant to which the Special Warrant was initially acquired and shall be entitled, in connection with such rescission, to a full refund of all consideration paid to the Trust on the acquisition of the Special Warrant. In the event that such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund described herein as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrant under Section 203 of the *Securities Act* (Alberta), Section 131 of the *Securities Act* (British Columbia), Section 130 of the *Securities Act* (Ontario), similar sections of other applicable securities legislation or otherwise at law.

INDEX TO FINANCIAL STATEMENTS

kpmg

Schedule of Revenue and Expenses for the

INITIAL PROPERTIES

Acquired from Devon Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "Initial Properties") referred to in the purchase and sale agreement dated May 28, 2002 between Harvest Operations Corp. and Devon Canada Corporation and Devon ARL Corporation for each of the years in the three year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Initial Properties referred to in the purchase and sale agreement dated May 28, 2002 for each of the years in the three year period ended December 31, 2001.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
September 18, 2002

INITIAL PROPERTIES

Schedule of Revenue and Expenses for the Initial Properties

	Six months ended June 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 13,935,019	$ 16,772,213	$ 30,675,360	$ 46,395,299	$ 30,506,217
Royalties	(1,210,816)	(1,630,888)	(2,791,810)	(4,406,652)	(2,984,815)
	12,724,203	15,141,325	27,883,550	41,988,647	27,521,402
Operating costs	5,050,362	6,901,821	11,587,364	9,333,045	7,266,639
Operating income	$ 7,673,841	$ 8,239,504	$ 16,296,186	$ 32,655,602	$ 20,254,763

See accompanying notes to schedule of revenue and expenses for the Initial Properties.

INITIAL PROPERTIES

Notes to Schedule of Revenue and Expenses for the Initial Properties

Years ended December 31, 2001, 2000 and 1999
(Information for the six months ended June 30, 2002 and 2001 is unaudited)

1. Basis of presentation:

On May 28, 2002 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Thompson Lake properties (the "Initial Properties") from Devon Canada Corporation and Devon ARL Corporation (collectively "Devon Canada"). This acquisition closed on July 10, 2002.

The schedule of revenue and expenses for the Initial Properties includes the operations of the Initial Properties by Devon Canada.

The schedule of revenue and expenses for the Initial Properties includes only amounts applicable to the working interest of Devon Canada for the Initial Properties.

The schedule of revenue and expenses for the Initial Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Initial Properties as these amounts are based on the consolidated operations of Devon Canada of which the Initial Properties formed only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the Initial Properties.

Schedule of Revenue and Expenses for the

ADDITIONAL PROPERTIES

Acquired from Anadarko Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 between Harvest Operations Corp. and Anadarko Canada Corporation for each of the years in the three-year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 for each of the years in the three-year period ended December 31, 2001.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
September 18, 2002

ADDITIONAL PROPERTIES

Schedule of Revenue and Expenses for the Additional Properties

	Nine months ended September 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 55,459,785	$ 48,198,918	$ 57,615,104	$ 72,026,276	$ 42,693,456
Royalties	(7,323,940)	(7,860,337)	(11,340,031)	(14,465,051)	(7,268,179)
	48,135,845	40,338,581	46,275,073	57,561,225	35,425,277
Operating costs	12,665,536	10,404,008	12,832,174	8,799,976	7,452,752
Operating income	$ 35,470,309	$ 29,934,573	$ 33,442,899	$ 48,761,249	$ 27,972,525

See accompanying notes to schedule of revenue and expenses for the Additional Properties.

ADDITIONAL PROPERTIES

Notes to Schedule of Revenue and Expenses for the Additional Properties

Years ended December 31, 2001, 2000 and 1999
(Information for the six months ended June 30, 2002 and 2001 is unaudited)

---

1. Basis of presentation:

On August 1, 2002, Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Hayter and Provost properties (the "Additional Properties") from Anadarko Canada Corporation ("Anadarko"). This acquisition closed on November 15, 2002.

The schedule of revenue and expenses for the Additional Properties includes the operations of the Additional Properties by Anadarko.

The schedule of revenue and expenses for the Additional Properties includes only amounts applicable to the working interest of Anadarko for the Additional Properties.

The schedule of revenue and expenses for the Additional Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Additional Properties as these amounts are based on the consolidated operations of Anadarko of which the Additional Properties form only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same and variable operating overhead as established by Anadarko.

kpmg

Consolidated Financial Statements of

HARVEST ENERGY TRUST

Period from formation on July 10, 2002 to September 30, 2002

AUDITORS' REPORT TO THE TRUSTEE OF HARVEST ENERGY TRUST AND DIRECTORS OF HARVEST OPERATIONS CORP.

We have audited the balance sheet of Harvest Energy Trust as at July 10, 2002. This balance sheet is the responsibility of the trust's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the trust as at July 10, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 7, 2003

HARVEST ENERGY TRUST

Consolidated Balance Sheets

	September 30, 2002 (unaudited)	July 10, 2002 (audited)
Assets		
Current assets:		
Cash and short-term investments	$ 14,533	$ 100
Accounts receivable	4,531,419	–
Prepaid expenses	171,404	–
	4,717,356	100
Capital assets (note 3)	24,931,475	–
Deferred financing charges, net of amortization	338,000	–
Property purchase deposit	5,000,000	–
	$34,986,831	$ 100
Liabilities and Unitholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,709,438	$ –
Large corporation taxes payable	27,900	–
	1,737,338	–
Long-term debt (note 4)	30,981,220	–
Future income taxes (note 7)	256,000	–
Site restoration and reclamation provision (note 3)	329,000	–
	33,303,558	–
Unitholders' equity:		
Capital contributions (note 5)	100	100
Accumulated income	1,683,173	–
Accumulated cash distributions	–	–
	1,683,273	100
Subsequent events (notes 4 and 10)		
	$34,986,831	$ 100

See accompanying notes to consolidated financial statements.

Approved by the Board:

(Signed) "John A. Brussa" Director

(Signed) "Verne G. Johnson" Director

HARVEST ENERGY TRUST

Consolidated Statement of Income and Accumulated Income

For the period from formation on July 10, 2002 to September 30, 2002

	(unaudited)
Revenues:	
Oil and gas sales	$ 7,705,578
Royalty income	41,387
Royalties	(767,199)
	6,979,766
Expenses:	
Operating	2,167,791
General and administrative	196,380
Interest and amortization of financing charges	859,522
Site restoration	329,000
Depletion, depreciation and amortization	1,460,000
	5,012,693
Income before taxes	1,967,073
Taxes:	
Large corporation taxes	27,900
Future income taxes (note 7)	256,000
	283,900
Net income for the period, being accumulated income at September 30, 2002	$ 1,683,173

See accompanying notes to consolidated financial statements.

HARVEST ENERGY TRUST

Consolidated Statement of Cash

For the period from formation on July 10, 2002 to September 30, 2002

	(unaudited)
Cash provided by (used in)	
Operations	
Net income for the period	$ 1,683,173
Add items not involving cash:	
Depletion, depreciation and amortization	1,460,000
Site restoration	329,000
Future income taxes	256,000
Amortization of financing charges	45,242
Accrued interest expense	660,620
	4,434,035
Change in non-cash working capital (note 9)	(3,188,723)
	1,245,312
Financing:	
Bank borrowings	13,065,000
Loans from Caribou Capital Corp.	12,255,600
Debenture borrowings	5,000,000
Debt placement fees	(383,242)
	29,937,358
Investing:	
Property purchase deposit	(5,000,000)
Capital expenditures	(284,156)
Properties acquisition (note 3)	(26,107,319)
Change in non-cash working capital (note 9)	223,238
	(31,168,237)
Increase in cash and short-term investments	14,433
Cash and short-term investments, beginning of period	100
Cash and short-term investments, end of period	$ 14,533
Cash interest payment	$ 153,660
Cash taxes payment	–

See accompanying notes to consolidated financial statements.

HARVEST ENERGY TRUST

Consolidated Notes to Financial Statements for the period from formation on July 10, 2002 to September 30, 2002

(Information as at and for the period ended September 30, 2002 is unaudited)

1. Structure of the trust:

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest"). The Trust acquires and holds net profit interests in oil and gas properties acquired and held by Harvest.

The beneficiaries of the Trust are the holders of Trust Units. Upon completion of the initial public offering, the Trust will make monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. The amount of the distributions per Trust Unit are equal to the pro rata share of the net income of the Trust (including direct royalties received, net profit interests in the oil and gas properties and crown charges that are not deductible for income tax purposes of Harvest), dividends of Harvest, Alberta Royalty Tax Credits received less expenses (including interest and debt repayments) and net realized capital gains of the Trust less an appropriate working capital reserve.

2. Significant accounting policies:

The management of Harvest prepares the financial statements following Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a) Consolidation:

These consolidated financial statements include the accounts of the Trust and Harvest. All inter-entity transactions and balances have been eliminated upon consolidation.

(b) Capital assets:

The Trust follows the full cost method of accounting. All costs of acquiring oil and gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against earnings. Renewals and enhancements that extend the economic life of the capital assets are capitalized.

Gains and losses are not recognized on disposition of oil and gas properties unless that disposition would alter the rate of depletion by 20% or more.

Ceiling test

The Trust places a limit on the aggregate cost of capital assets, which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby: capitalized costs, less accumulated depletion and site restoration and the lower of cost and market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

Site restoration and reclamation provision

The Trust provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Depletion, depreciation and amortization

Provision for depletion and depreciation is calculated on the unit-of-production method, based on proved reserves before royalties. Independent petroleum engineers estimate reserves. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Depreciation and amortization of office furniture and equipment is provided for a rates ranging from 10% to 33% per annum.

(c) Joint venture accounting:

Harvest conducts substantially all of its oil and gas production activities through joint ventures, and the accounts reflect only their proportionate interest in such activities.

(d) Income taxes:

The Trust is a taxable entity under the *Income Tax Act (Canada)* and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust plans to distribute all of its taxable income to the unitholders and meets the requirements of the *Income Tax Act (Canada)* applicable to a Trust, the Trust makes provision for income taxes on the taxes payable basis.

Harvest follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and its respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(e) Unit-based compensation:

The Trust uses the intrinsic value based method of accounting for the unit-based incentive plan described in note 5. The Trust does not recognize compensation expense on the issuance of rights to employees and directors, as the exercise price of rights equals the market price on the day of the grant. Under the terms of the plan, the exercise price of rights granted may be reduced in future periods. As the amount of this reduction cannot be reasonably estimated, it is not possible to determine a fair value for rights granted. Accordingly, the Trust does not recognize an expense on the issuance of rights to non-employees and compensation costs for pro forma disclosure purposes are determined based on the excess of the unit price over the exercise price at the date of the financial statements.

(f) Deferred financing charges:

Deferred financing charges relate to costs incurred on the issuance of debt and are being amortized on a straight-line basis over the life of the bank loans.

(g) Financial instruments:

Harvest uses financial instruments to manage its exposure to fluctuations in commodity prices, foreign currency exchange rates, and interest rates. Harvest does not use financial instruments for speculative trading purposes and, accordingly, they are accounted for as hedges. Gains and losses on hedging activity are reflected in revenue, or in the case of interest rate hedges, in interest charges, at the time of sale of the related hedge production, or when the monthly exchange contracts expire.

(h) Cash and short term investments:

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximate market value.

(i) Foreign Currency Translation:

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

3. Capital assets:

	Cost	Accumulated depreciation	Net book value
Oil and gas properties	$ 19,357,283	$ (1,071,000)	$18,286,283
Production facilities and equipment	6,970,000	(377,000)	6,593,000
Office furniture and equipment	64,192	(12,000)	52,192
	$ 26,391,475	$ (1,460,000)	$24,931,475

On July 10, 2002 Harvest acquired the Initial Properties for $26,107,319.

General and administrative costs of $60,918 have been capitalized during the period ended September 30, 2002.

All costs are subject to depletion and depreciation at September 30, 2002. In addition, future development costs of $240,000 are included in depletion and depreciation calculations at September 30, 2002.

Site restoration involves the surface clean up and reclamation of well site and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantlement of facilities as well as the decontamination and reclamation of these lands. Total estimated future costs are approximately $5,292,000, of which $329,000 has been accrued to September 30, 2002. The board of directors of Harvest has established a fund to ensure that cash is available to carry out the future site restoration and reclamation work. Beginning in 2003, contributions are to be made to this fund at an amount yet to be determined. Contributions will be deducted from cash available for distribution to unitholders.

4. Long-term debt:

Revolving bank credit facility		$13,065,000
Loan from Caribou Capital Corp:		
Principal	$12,255,600	
Accrued interest	647,741	12,903,341
Debenture:		
Principal	$ 5,000,000	
Accrued interest	12,879	5,012,879
		$30,981,220

Revolving bank credit facility:

At September 30, 2002, Harvest had a revolving term credit facility to a maximum of $18 million, bearing interest at the lender's prime rate plus 0.25% per annum and secured by a first priority lien on all of the assets of Harvest. Under the facility, quarterly principal repayments of $1.5 million commencing September 30, 2002 were required, with an additional payment of $1.5 million to be made prior to December 31, 2003. The facility was to revolve until May 31, 2003 at which time it was to be converted to a term facility, with the terms to be established by the lender at that time.

On November 14, 2002, Harvest entered into a new term borrowing base credit facility with a U.S. bank for U.S. $60 million. This facility has an initial borrowing base of U.S.$38 million, bears interest at the lender's prime rate plus an applicable margin in the case of a base rate loan, and at a LIBOR rate or Bankers Acceptance stamping fee plus an applicable margin in the case of a Eurodollar loan or Bankers Acceptance loan. The applicable margin is 1.125% or 1.875% for a base rate loan and 2.125% or 2.875% for a Eurodollar loan or Bankers Acceptance loan, depending on the amount of the borrowing base that is drawn. To secure the credit facility, Harvest granted the lender a first priority lien on all of its assets. Certain restrictive covenants, including a requirement that Harvest maintain price hedging agreements for not less than 67% of its expected production, and financial ratios are required to be maintained for the purpose of measuring Harvest's ability to meet its obligation under the credit agreement. The facility will revolve until April 30, 2004 at which time any outstanding principal and interest balances must be repaid.

Loan from Caribou Capital Corp.:

In July 2002, the Trust entered into agreements providing for up to $43 million of loans from Caribou Capital Corp. To September 30, 2002, Caribou Capital Corp. had advanced $12,255,600 to partially finance the acquisition of the Initial Properties. The loan bears interest at a rate of 20% per annum, is unsecured and matures on July 31, 2003.

Trust Debenture:

In August 2002, the Trust issued a debenture for proceeds of $5,000,000. The debenture bears interest at a rate of 2.25% per annum, is unsecured and is due on December 31, 2002. Principal and outstanding interest will be settled in either cash or Trust Units, at the option of the holder. If settled in Trust Units, the dollar amount outstanding will be converted to Trust Units at a fixed price of $1 per unit.

5. Unitholders' equity:

(a) Authorized:

The authorized capital consists of an unlimited number of Trust Units.

Each Trust Unit is entitled to a beneficiary interest in any distribution of the Trust and in any net assets in the event of termination or wind-up. Trust Units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of (i) 90% of the average market price of the Trust Units during a 10 day period commencing immediately after the date on which the units are tendered for redemption, or (ii) the closing market price on the date that the units are tendered for redemption date. The total amount payable by the Trust in respect of redemptions in any calendar month and in any preceding calendar month shall not exceed $100,000. To the extent that a unitholder is entitled to a redemption payment, it will be satisfied by a cash payment from the Trust or by the Trust distributing a pro-rata number of Harvest notes or distributing its own notes.

(b) Issued:

	Units	Amount
Issued for cash on formation, being the balance outstanding at September 30, 2002	100	$ 100

(c) Incentive plan:

A Trust Unit incentive plan has been established. Under the plan, the Trust is authorized to grant non-transferable rights to purchase Trust Units to directors, officers, consultants, employees and other service providers to an aggregate of 875,000 Trust Units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights may be adjusted downwards from time to time based upon the cash distributions made on the Trust Units in excess of a minimum distribution rate.

(d) Rights to purchase units:

Reference is made to notes 4 and 6.

6. Related party transactions:

Caribou Capital Corp., a company controlled by a director of Harvest, advanced $12,255,600 during the period ended September 30, 2002 (see note 4). Caribou Capital Corp. was granted warrants to purchase 150,000 Trust Units at $1.00 per unit as a fee for providing the credit facility. The warrants expire on July 31, 2003. Caribou Capital Corp. earned $647,450 of interest on the loan during the period ended September 30, 2002.

Certain officers and directors of the Harvest and their associates provided $3,837,500 of the $5,000,000 of funds obtained pursuant to the debenture (see note 4). The officers and directors earned $9,884 of interest on the debenture during the period ended September 30, 2002.

7. Income taxes:

The provisions for future income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates to the reported income before taxes:

Income before taxes	$ 1,967,073
Computed income tax expense at the statutory rate of 41.6%	$ 818,300
Increase (decrease) resulting from:	
Non-deductible crown royalties and other payments	141,000
Federal resource allowance	(225,900)
Amounts included in trust income	(477,400)
Future income taxes	$ 256,000

The net future income tax liability is comprised of:

Future tax liabilities:	
Capital assets in excess of tax value	$ 393,000
Future tax assets:	
Site restoration and reclamation provision	(137,000)
Net future tax liability	$ 256,000

The capital assets owned by the Trust have a tax basis of approximately $11,300,000 available for future use as a deduction from taxable income. The book value of the assets in the Trust approximate the tax basis at September 30, 2002.

Net assets of Harvest with a book value of $18,640,000 have a tax basis of $18,025,000 available for future use as deductions from taxable income. Included in the tax basis are non-capital losses carryforwards of $218,000, which expire in 2009.

8. Financial instrument and other disclosures:

(a) Commodity risk management:

The bank loan agreement requires Harvest to maintain hedging arrangements in effect with respect to not less than 67% of its expected production. Harvest uses oil sales contracts and derivative financial instruments to comply with this requirement.

A summary of the oil sales contracts with price swap or collar features at September 30, 2002 that have fixed future sales prices are as follows:

Period	Type	Volume	Price
4th Quarter 2002	swap	1200 bbls per day	$39.31
4th Quarter 2002	collar	500 bbls per day	$36.50 - $41.67
1st Quarter 2003	swap	1000 bbls per day	$38.30
1st Quarter 2003	collar	500 bbls per day	$35.00 - $41.30
2nd Quarter 2003	swap	1000 bbls per day	$37.59
2nd Quarter 2003	collar	500 bbls per day	$35.00 – $39.60
3rd Quarter 2003	swap	1000 bbls per day	$37.10
3rd Quarter 2003	collar	500 bbls per day	$35.40 - $38.40
4th Quarter 2004	swap	1000 bbls per day	$36.63
4th Quarter 2004	collar	500 bbls per day	$35.50 - $37.35

A summary of the financial instruments at September 30, 2002 to fix oil prices on future sales is as follows:

Period	Volume	Price
1st Quarter 2003	200 bbls/d	$U.S. 24.95
2nd Quarter 2003	200 bbls/d	$U.S. 24.39
1st Quarter 2004	1510 bbls/d	$U.S. 23.23
2nd Quarter 2004	1430 bbls/d	$U.S. 22.93
3rd Quarter 2004	1380 bbls/d	$U.S. 22.70
4th Quarter 2004	1325 bbls/d	$U.S. 22.54
1st Quarter 2005	1100 bbls/d	$U.S. 22.38
2nd Quarter 2005	1030 bbls/d	$U.S. 22.18

Based upon quoted rates for similar contracts, at September 30, 2002 a payment of $881,000 would be required to terminate the financial instruments.

Harvest has entered into electricity purchase price swap contracts to fix the cost of future electricity usage. These contracts fix the price on up to 5 mega watt-hours per day at $46.30 and $46.00 per mega watt-hour for the year ended December 31, 2003 and 2004, respectively. Based upon posted rates, at September 30, 2002, a payment of $17,000 would have been required to terminate these contracts.

(b) Interest rate risk:

Harvest is exposed to interest rate risk on its bank loan.

(c) Credit risk:

Substantially all of the accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(d) Fair values of financial instruments:

Financial instruments carried on the balance sheet consist mainly of accounts receivable, accounts payable and accrued liabilities, taxes payable and long-term debt. At September 30, 2002, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

9. Change in non-cash working capital:

Changes in non-cash working capital items:	
Accounts receivable	$(4,531,419)
Prepaid expenses	(171,404)
Accounts payable and accrued liabilities	1,709,438
Large corporation taxes payable	27,900
	$(2,965,485)
Changes relating to investing activities	$ 223,238
Changes relating to operations	(3,188,723)
	$(2,965,485)

10. Subsequent events:

On November 15, 2002, Harvest acquired the Additional Properties for approximately $53.2 million. This acquisition was financed by $38.2 million of bank borrowings, $10 million of loans from Caribou Capital Corp., and the application of the $5.0 million property purchase deposit. In conjunction with this acquisition, Harvest entered into a sales agreement to deliver 6,000 bbls per day of Lloydminster crude oil until December 31, 2003 at a price between U.S.$22.63 and U.S.$25.48 per bbl less a fixed price differential of U.S.$ 8.233 per bbl. To meet the contract requirements, Harvest will have to purchase up to 1,000 bbl. per day of diluents to blend with its production.

On closing, the vendor indicated its intent to charge Harvest an additional $5.8 million for the properties. Management believes that such amount is not owing to the vendor and accordingly, the additional amount has not been included in the cost of the purchase. This dispute is expected to be resolved through an arbitration process and any amount paid and not recoverable will be recorded as capital assets upon settlement.

On December 5, 2002, the Trust issued 3,750,000 Trust Units for $27.6 million, net of a 6% underwriters' fee and $600,000 of issue costs. The net proceeds were used to fully repay the loan from Caribou Capital Corp. and partially repay the bank loan. In conjunction with this initial public offering, the Trust granted the underwriters an option to purchase up to an additional 562,500 Trust Units at a price of $8.00 per unit. On December 17, 2002, the underwriters exercised the option; the net proceeds were used to partially repay the bank loan.

Upon completion of the initial public offering the Trust paid the debenture principal and interest payable thereon by the issuance of 5,000,000 Trust Units and a cash payment of $34,829.

On December 17, 2002, the Trust announced a cash distribution of $0.20 per Trust Unit to the unitholders of record on December 31, 2002. The distribution was paid on January 15, 2003.

On January 15, 2003, the Trust announced a cash distribution of $0.20 per Trust Unit to the unitholders of record on January 31, 2003. The distribution was paid on February 17, 2003. On February 17, 2003, 79,208 Trust Units were issued for $794,650 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On January 24, 2003, 150,000 Trust Units were issued to Caribou Capital Corp. on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

On February 4, 2003, pursuant to an underwriting agreement the Trust issued 1,500,000 special warrants for $14,050,000, net of a 5% underwriters' fee and $200,000 of issue costs. The warrants are exercisable into 1,500,000 on Trust Units at no additional cost. The net proceeds were added to working capital and used to partially repay the bank loan.

On February 18, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on February 28, 2003. The distribution is payable by the Trust on March 17, 2003.

kpmg

Unaudited Pro Forma Consolidated Financial Statements of

HARVEST ENERGY TRUST

As at and for the nine months ended September 30, 2002

COMPILATION REPORT

To the Trustee of Harvest Energy Trust and the Directors of Harvest Operations Corp.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Harvest Energy Trust as at September 30, 2002 and the unaudited pro forma consolidated statement of income for the nine months ended September 30, 2002. These pro forma consolidated financial statements have been prepared for inclusion in the prospectus dated March 7, 2003.

In our opinion, the unaudited pro forma consolidated balance sheet as at September 30, 2002 and the unaudited pro forma consolidated statement of income for the nine months ended September 30, 2002 have been properly compiled to give effect to the assumptions and adjustments described in the notes thereto.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 7, 2003

HARVEST ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at September 30, 2002
(Unaudited)

	Actual Consolidated	Adjustments	Notes	Pro Forma Consolidated
Assets				
Current assets:				
Cash and short-term investments	$ 14,533	$ 137,122	2(d), 2(e),2(g)	$ 151,655
Accounts receivable	4,531,419	–		4,531,419
Prepaid expenses	171,404	–		171,404
	4,717,356	137,122		4,854,478
Capital assets	24,931,475	57,468,700	2(a)	82,400,175
Deferred financing charges	338,000	1,962,000	2(b)	2,300,000
Property purchase deposit	5,000,000	(5,000,000)	2(a)	–
	$ 34,986,831	$ 54,567,822		$ 89,554,653
Liabilities and Unitholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$ 1,709,438	$ –	2(e)	$ 1,709,438
Large corporation taxes payable	27,900	–		27,900
	1,737,338	–		1,737,338
Long-term debt	30,981,220	3,875,823	2(a),2(b),2(c),2(d),2(e),2(f),2(h)	34,857,043
Future income taxes	256,000	(142,000)	2(b)	114,000
Site restoration and reclamation provision	329,000	–		329,000
	33,303,558	3,733,823		37,037,381
Unitholders' equity:				
Capital contributions	100	51,029,999	2(d), 2(e), 2(f), 2(g), 2(h)	51,030,099
Accumulated income	1,683,173	(196,000)	2(b)	1,487,173
Accumulated cash distributions	–	–		–
	1,683,273	50,833,999		52,517,272
	$ 34,986,831	$ 54,567,822		$ 89,554,653

See accompanying notes to pro forma consolidated financial statements.

HARVEST ENERGY TRUST

Pro Forma Consolidated Statement of Income

Nine months ended September 30, 2002
(Unaudited)

	Initial Properties	Additional Properties	Adjustments	Notes	Pro Forma Consolidated
Revenue:					
Petroleum and natural gas sales	$24,075,804	$55,459,785	$ –		$79,535,589
Royalties	(2,114,180)	(7,323,940)	–		(9,438,120)
	21,961,624	48,135,845	–		70,097,469
Expenses:					
Operating	7,632,482	12,665,536		–	20,298,018
General and administrative	–	–	1,586,209	3(d)	1,586,209
Interest and amortization of deferred financing charges	–	–	3,000,000	3(c)	3,000,000
Site restoration	–	–	1,986,000	3(b)	1,986,000
Depletion, depreciation and amortization	–	–	18,400,000	3(a)	18,400,000
	7,632,482	12,665,536	24,972,209		45,270,227
Income (loss) before taxes	14,329,142	35,470,309	(24,972,209)		24,827,242
Taxes:					
Large corporation taxes	–	–	42,200	3(e)	42,200
Net income (loss)	$ 14,329,142	$35,470,309	$ (25,014,409)		$24,785,042
Net income per unit:				3(f)	
Basic					$ 2.26
Diluted					$ 2.23

See accompanying notes to pro forma consolidated financial statements.

1. Basis of presentation:

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp ("Harvest"). The Trust acquires and holds net profits interests in oil and gas properties acquired and held by Harvest.

The accompanying unaudited pro forma consolidated financial statements have been prepared by the management of Harvest in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at September 30, 2002 has been prepared from the unaudited balance sheet of the Trust as at September 30, 2002. The unaudited pro forma consolidated statement of earnings for the nine months ended September 30, 2002 has been based on:

- the unaudited statement of income of the Trust for the period from formation on July 10, 2002 to September 30, 2002;
- an unaudited schedule of revenue and expenses for the Initial Properties for the period from July 1, 2002 to July 10, 2002;
- the unaudited schedule of revenue and expenses for the Initial Properties for the six-month period ended June 30, 2002;
- the unaudited schedule of revenue and expenses for the Additional Properties for the nine-month period ended September 30, 2002.

In the opinion of management, the pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada.

The pro forma consolidated financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto included in this document.

2. Pro forma consolidated balance sheet assumptions and adjustments:

The unaudited pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they had occurred on September 30, 2002:

(a) Additional Properties Acquisition:

On November 15, 2002 Harvest acquired the Additional Properties for $53.2 million. This acquisition was financed by $38.2 million of bank borrowings, $10 million of loans from Caribou Capital Corp., and the application of the $5.0 million property purchase deposit. In conjunction with this acquisition, Harvest entered into a sales agreement to deliver 6,000 bbls per day of Lloydminster crude oil until December 31, 2003 at a price between U.S. $22.63 and U.S. $25.48 per bbl less a fixed price differential of U.S. $8.233 per bbl. To meet the contract requirements, Harvest will have to purchase up to 1,000 bbls per day of diluents to blend with its production. On closing, the vendor indicated its intent to charge Harvest an additional $5.8 million for the properties. Management believes that such amount is not owing to the vendor and accordingly, the additional amount has not been included in the cost of the purchase. This dispute is expected to be resolved through an arbitration process and any amount paid and not recoverable will be recorded as capital assets upon settlement.

The pro forma consolidated balance sheet assumes that the acquisition cost of the Additional Properties was $57.5 million and this amount was financed with $42.5 million of bank borrowings, $10 million in loans from Caribou Capital Corp., and application of the $5 million property purchase deposit.

(b) Bank Loans:

On July 4, 2002 Harvest entered into a bank facility agreement with a Canadian bank (the "Initial Facility"). The Initial Facility was a revolving credit facility to a maximum of $18 million. On November 14, 2002 Harvest entered into a new term credit facility with a U.S. bank (the "New Facility") for U.S. $60 million. This facility has an initial borrowing base of U.S. $38 million. On November 15, 2002 Harvest borrowed $56.5 million (U.S. $35.8 million) to repay $12.3 million owed on the Initial Facility and to partially finance the acquisition of the Additional Properties. Harvest paid fees totaling approximately $2.3 million for the New Facility.

The pro forma consolidated balance sheet at September 30, 2002 assumes that the Initial Facility was repaid with funds from the New Facility and deferred financing charges relating to the Initial Facility of $338,000 ($196,000 after income taxes) were charged against income.

(c) Interim Loan:

On July 10, 2002 and July 30, 2002 the Trust entered into loan agreements (the "Interim Loan") with Caribou Capital Corp. ("Caribou"). Caribou advanced $12.7 million and $10.0 million to the Trust to partially finance the acquisition of the Initial Properties and Additional Properties, respectively.

(d) Trust Debenture:

On August 15, 2002 the Trust issued a trust debenture (the "Trust Debenture") for proceeds totaling $5.0 million. On December 5, 2002 the Trust Debenture was settled by the issue of 5,000,000 Trust Units and $34,829 in cash for accrued interest.

The pro forma consolidated balance sheet assumes that the Trust Debenture was settled on September 30, 2002 by the issue of 5,000,000 Trust Units and a cash payment of $12,879 for accrued interest.

(e) Unit Issuance – Initial Public Offering:

On December 5, 2002 the Trust completed its initial public offering by the issue of 3,750,000 Trust Units for proceeds of $27.6 million, net of a 6% underwriters' fee and $600,000 of issue costs. The net proceeds were used to fully repay $22.4 million owed on the Interim Loan and $5.2 million to partially repay borrowings under the New Facility.

The pro forma consolidated balance sheet assumes that the initial public offering was completed on September 30, 2002 with the net proceeds being applied to fully repay the Interim Loan and to partially repay the New Facility. In addition, upon the completion of the initial public offering the 100 Trust Units held by the Trustee were cancelled by the payment of $1.

(f) Unit Issuance – Underwriters' Over-allotment Option:

On December 17, 2002 the Trust issued 562,500 in Trust Units as a result of the exercise by the underwriters of an over-allotment option granted by the Trust pursuant to the initial public offering.

The pro forma consolidated balance sheet assumes the exercise of the over-allotment option on September 30, 2002 providing $4.2 million of proceeds to repay borrowings under the New Facility.

(g) Unit Issuance – Exercise of Caribou Warrants

Warrants granted to Caribou as a fee for providing the Interim Loan were exercised on January 24, 2003.

The pro forma consolidated balance sheet assumes that the warrants were exercised on September 30, 2002 and the $150,000 proceeds were added to cash.

(h) Special Warrants Financing:

Pursuant to an underwriting agreement the Trust issued 1,500,000 Special Warrants that are exercisable into 1,500,000 Trust Units at no additional cost. The Special Warrants issue closed on February 4, 2003 and provided proceeds of $14,050,000, net of a 5% underwriters' fee and estimated issue costs of $200,000. The net proceeds were added to working capital and used to partially repay borrowings under the New Facility.

The pro forma consolidated balance sheet assumes that the Special Warrant financing was completed on September 30, 2002 and the $14.0 million of net proceeds were applied to partially repay the New Facility.

3. Pro forma consolidated statement of income assumptions and adjustments:

The pro forma consolidated statement of income for the nine months ended September 30, 2002 has been prepared assuming that the transactions described in note 2 were completed on January 1, 2002:

(a) The pro forma consolidated statement of income reflects a provision for depletion, depreciation and amortization using the full cost method of accounting based on the combined proved reserves and production volumes and incorporating the acquisition costs and $12.8 million of estimated future development costs.

(b) The pro forma consolidated statement of income has been adjusted to reflect the impact of $9.7 million of estimated future site restoration and reclamation costs.

(c) The pro forma consolidated statement of income reflects an increase in financing charges as a result of bank debt on the acquisition and the amortization of financing charges.

The pro forma consolidated statement of income assumes that the principal amount of debt borrowed under the New Facility at January 1, 2002 was approximately $34.9 million. Interest charges in respect of the debt have been determined assuming an effective interest rate of 6.805% per annum (based upon a lender's prime rate of 4.25% per annum plus an applicable margin of 1.875% per annum and withholding tax yield protection of 0.68% per annum). The U.S. dollar borrowings under the New Facility have been translated at an exchange rate of approximately $1.58 Cdn to $1.00 U.S. It has been assumed that there was no change in the Cdn to U.S. dollar exchange rate during the nine-month period ending September 30, 2002 and therefore no adjustment to income was necessary for exchange rate changes.

The pro forma consolidated statement of income reflects a charge of $1.2 million in respect of the amortization of $2.3 million in deferred financing charges being amortized over the 17-month term of the New Facility.

(d) The amount included in the statement of income for general and administrative expenses has been determined on the basis of the anticipated actual expenditures, net of $750,000 of overhead charges capitalized. The total general and administrative costs for the nine months ended September 30, 2002 amounts to approximately $0.88 per barrel of oil equivalent of production. General and administrative costs incurred by the vendors are less relevant given the different nature of their operations to those which will be carried on by the Trust. Management has reviewed the financial statements of four other public energy trusts that are similar in size to the Trust and has determined that the general and administrative expenditures of the Trust included in the nine-month pro forma financial statements are reasonable.

(e) For income tax purposes, the Trust is able to and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate remaining taxable income, if any, to unitholders. Accordingly, no future income taxes have been included in the pro forma consolidated statement of income.

Current taxes reflected in the pro forma consolidated statement of income are in respect of large corporation taxes of Harvest.

(f) The net income per unit calculations gives effect to the issuance 10,962,500 Trust Units as at January 1, 2002.

On November 25, 2002 the Trust established a Trust Unit incentive plan. To February 18, 2003, the Trust has granted rights to purchase 820,000 Trust Units at an average price of 8.76 per Trust Unit. In computing diluted income per unit, it was assumed that 130,000 Trust Units would be added to the 10,962,500 Trust Units outstanding for the nine-month period ended September 30, 2002 to reflect the dilutive effect of the rights issued.

CERTIFICATE OF THE TRUST AND PROMOTERS

Dated: March 7, 2003

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta) and by Part XV of the *Securities Act* (Ontario).

HARVEST ENERGY TRUST
By: Harvest Operations Corp.

(Signed) "*Jacob Roorda*"
President and as chief executive officer

(Signed) "*David Fisher*"
Vice President, Finance and as chief financial officer

On behalf of the Board of Directors

(Signed) "*M. Bruce Chernoff*"
Director

(Signed) "*Hank B. Swartout*"
Director

PROMOTERS

(Signed) "*M. Bruce Chernoff*"

(Signed) "*Kevin A. Bennett*"

CERTIFICATE OF THE UNDERWRITERS

Dated: March 7, 2003

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta) and by Part XV of the *Securities Act* (Ontario).

FirstEnergy Capital Corp.

By: (signed) "*John S. Chambers*"

Haywood Securities Inc.

By: (signed) "*Fabio M. Banducci*"

McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

(22)

March 7, 2003

04 MAR -9 AM 7:21

British Columbia Securities Commi...
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Harvest Energy Trust ("Harvest" or the "Trust")
- Final Prospectus dated March 7, 2003 ("Prospectus")

We hereby consent to the reference to our firm's name and use of our reports (the "Reports") evaluating the reserves associated with the Initial Properties and the Initial Direct Royalties as at August 1, 2002 and the Additional Properties and the Additional Direct Royalties as at June 1, 2002 (which has been mechanically updated to August 1, 2002), based on constant and escalating price and cost assumptions in the Prospectus. Terms not otherwise defined herein have the meanings ascribed thereto in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein derived from the Reports or that is within our knowledge as a result of the services we provided in preparing the Reports.

Sincerely,

McDaniel & Associates Consultants Ltd.

"signed by W. C. Seth"

W. C. Seth, P. Eng.
President & Managing Director

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

(23)

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

Reference: 84462/10

March 7, 2003

VIA SEDAR – PROJECT NO. 513374

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Final Long Form Prospectus of Harvest Energy Trust

We refer to the final long form prospectus dated March 7, 2003 (the "Prospectus") of Harvest Energy Trust ("Harvest") relating to the qualification for distribution of 1,500,000 trust units of Harvest issuable upon exercise of 1,500,000 issued and outstanding special warrants.

We hereby consent to the references to our firm name on the second page and under the headings "Legal Matters" and "Interest of Experts" in the Prospectus and to the use of our opinion under the heading "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30494567.1

24

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Shannon M. Gangl
Direct Phone: (403) 260-0279
Direct Fax: (403) 260-0337
smg@bdplaw.com

Assistant: Lisa Walker
Direct Phone: (403) 260-0136
Our File: 57686-3

March 7, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Final Prospectus of Harvest Energy Trust

We refer to the final prospectus dated March 7, 2003 (the "Prospectus") of Harvest Energy Trust ("Harvest") relating to the qualification for distribution of 1,500,000 trust units of Harvest issuable upon exercise of 1,500,000 special warrants of Harvest.

We hereby consent to the references to our firm name on the face page and under the heading "Experts" in the Prospectus and to the use of our opinion under the heading "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"BURNET, DUCKWORTH & PALMER LLP"

BD&P

1400, 350-7th Avenue S.W.
Calgary, Alberta
Canada T2P 3N9
Phone: (403) 260-0100
Fax: (403) 260-0332
www.bdplaw.com

Frank L. Burnet Q.C. (1890-1982)
Thomas J. Duckworth Q.C., Counsel

25

04 MAR -9 AM 7:21

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Harvest Energy Trust (the "Trust")

We refer to the prospectus dated March 7, 2003 relating to 1,500,000 Trust Units issuable on the exercise of 1,500,000 Special Warrants of the Trust.

We consent to the use in the above mentioned prospectus of our report dated March 7, 2003 to the trustee of Harvest Energy Trust and the directors of Harvest Operations Corp. on the following financial statement:

> Balance sheet of Harvest Energy Trust as at July 10, 2002.

We also consent to the use in the above mentioned prospectus of our reports dated September 18, 2002, to the directors of Harvest Operations Corp. on the following financial information:

> Schedule of revenue and expenses for the Initial Properties for the years ended December 31, 2001, 2000 and 1999; and
>
> Schedule of revenue and expenses for the Additional Properties for the years ended December 31, 2001, 2000 and 1999.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the balance sheet or the schedules of revenue and expenses upon which we have reported or that are within our knowledge as a result of our audits of such financial statement and schedules.

We also consent to the use in the prospectus of our compilation report dated February 18, 2003 to the trustee of Harvest Energy Trust and the directors of Harvest Operations Corp. on the compilation of the pro forma consolidated balance sheet of the Trust as at September 30, 2002 and the unaudited pro forma consolidated statement of earnings for the nine months then ended.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 7, 2003

26

Attention Business/Financial Editors:
Harvest Energy Trust Confirms April 15th, 2003 Cash Distribution Of $0.20 Per Unit

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATED. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

CALGARY, March 18 /CNW/ - Harvest Energy Trust ("Harvest") (TSX: HTE.UN) announces that a cash distribution of $0.20 per trust unit will be paid on April 15th, 2003 to Unitholders of record on March 31st, 2003. Harvest trust units are expected to commence trading on an ex-distribution basis on March 27th, 2003. This distribution amount represents Distributable Cash earned in the month of March 2003.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders. Harvest's strategy is to retain up to 50% of its Cash Available for Distribution for capital reinvestment in the form of existing property enhancement and new property acquisitions while maintaining a high rate of cash distributions. Harvest currently operates approximately 99% of its production, enabling it to pursue additional asset growth through property optimization and enhancement.

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

%SEDAR: 00018577E

/For further information: Jacob Roorda, President or David Fisher, Vice President, Finance; Harvest Energy Trust, Telephone: (403) 265-1178, Facsimile: (403) 265-3490, Email address: information(at)harvestenergy.ca/
(HTE.UN)

CO: Harvest Energy Trust

CNW 09:00e 18-MAR-03

VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

27

March 27, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
New Brunswick Administrator of Securities *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
Northwest Territories Registrar of Securities *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
P.E.I. Registrar of Securities *(via SEDAR)*
Nunavut Registrar Securities *(via SEDAR)*
Yukon Registrar of Securities *(via SEDAR)*

Dear Sirs,

Re: Harvest Energy Trust
CUSIP: 417 52X 101
<u>Annual Meeting of Unitholders</u>

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Harvest Energy Trust:

Issuer:	Harvest Energy Trust
CUSIP:	417 52X 101
Type of Meeting:	Annual General & Special Meeting of Unitholders
Date:	June 12, 2003
Place:	Calgary, Alberta
Record Date:	April 23, 2003

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Harvest Energy Trust.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Harvest Energy Trust
Attn: Ms. Debbie Harrison

News release via Canada NewsWire, Calg

Attention Business/Financi
Harvest Energy Trust Annou
Results

04 MAR -9 AM 7:21

(28)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR [illegible]
THE UNITED STATED. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

CALGARY, April 2 /CNW/ -Harvest Energy Trust ("Harvest") (TSX: HTE.UN) announced today its 2002 audited financial statements for the period July 10 to December 31, 2002 and the independent engineering evaluation, effective January 1, 2003, completed by McDaniel & Associates ("McDaniel").

OVERALL 2002 HIGHLIGHTS

- Harvest initiates operation with the successful acquisition of two property packages in East Central Alberta at acquisition prices below industry average;
- Harvest completes Initial Public Offering issuing 4.3 million units at $8.00 for gross proceeds of $34.5 million;
- December exit rates for Harvest equal to 8,610 BOE/day; and
- Year-end engineering evaluation provides for positive reserve appreciation yielding 211% production replacement.

<<

FINANCIAL & OPERATIONAL HIGHLIGHTS

Financial ($000's except per-BOE and per-trust-unit amounts)

Net revenue, before Hedging	$19,964
Net revenue, net of Hedging	$18,955
Cash flow from operations	$9,504
Cash Flow per BOE	$12.61
Net income	$5,136
Net Income per BOE	$6.81
Capital expenditures	$76,923
Net debt	$34,688
Cash distributed to Unitholders	$1,863
Per Trust Unit	$0.20
Weighed Average Trust Units Outstanding, basic	1,391,608
Weighted Average Trust Units Outstanding, diluted	1,479,108
Trust Units Issued	9,312,500
Unit Appreciation Rights granted	787,500

Operating and Reserves
(Natural gas converted to barrel of oil equivalent (BOE) on a 6:1 basis)

Average Daily Sales volumes	
Crude oil and Natural gas liquids (bbls/d)	4,203
Natural gas (mcf/d)	624
Total (BOE/day)	4,307
December 2002 Exit Rate Total (BOE/day)	8,610

Realized Commodity Prices (Cdn $)	Before Hedging	After Hedging
Crude oil and Natural gas liquids ($/bbl)	$30.20	$28.83
Natural gas ($/Mcf)	$4.54	$4.54
Total ($ per BOE)	$30.13	$28.79
Field Netback $ per BOE	$18.00	$16.66

Working Interest Reserves Summary

	Crude Oil & NGL (Mbbl)	Natural Gas (Mmcf)	Total (MBOE)	Present Worth (at 10%)
Proved Producing Reserve	9,759	1,377	9,989	$98,997
Total Proved	11,707	1,808	12,008	$115,965
Risked Probable	886	150	911	$7,536
Established	12,593	1,958	12,919	$123,501

Finding & Acquisition Cost
(Using January 1, 2003 McDaniel Valuation Report; Natural gas converted to barrel of oil equivalent (BOE) on a 6:1 basis)

Capital Expenditures	$76,923
Finding & Acquisition Costs ($/BOE)	
Proved	$6.03
Established	5.63
Proved plus Probable	5.28

Our First 175 Days Of Operations: Harvest's production consists of medium oil, heavy oil, natural gas liquids and natural gas from properties located in East Central Alberta. It is noteworthy that the financial performance described in the following paragraphs reflects the operations of 175 days of the Thompson Lake Properties acquired on July 10, 2002, and only 45 days of the Hayter Properties, acquired on November 15, 2002. As a result, the weighted average values may not be indicative of the actual consolidated performance of these two operations.

Production revenue was $22.7 million and $21.7 million after accounting for hedging transactions, before royalties. Average product prices realized, before hedging, were $30.20 per barrel for crude oil and natural gas liquids and $4.54 per Mcf of natural gas.

Average daily production volumes for this period were 4,307 BOE per day. This production was comprised of 4,203 barrels per day of crude oil and natural gas liquids and 624 Mcfd of natural gas. Approximately 2,780 BOE/d was contributed by the Thompson Lake Properties acquired on July 10, 2002. The Hayter Properties, acquired on November 15, 2002, contributed the balance of the production, being 5,791 BOE/d for the last 46 days of 2002, or an average for 1,527 BOE/d for the entire period starting July 10, 2002. December average production for the combined base of properties was 8,610 BOE/day.

Operating expenses were $6.4 million or $8.49 per BOE. These unit operating expenses reflect the greater contribution made by the Thompson Lake Properties, which have higher relative unit operating expense. Current operating expenses for the combined base of properties are in the range of $7.50 per BOE.

General and administrative expenses for the period were $0.6 million, or $0.77 per BOE.

Interest and financing expenses totaled $2.6 million for the period. Interest rates for this period were higher due to Harvest's use of more expensive bridge financing prior to the Initial Public Offering in December 2002. At December 31, 2002, the Trust had bank debt of $45.7 million and working capital of $11.0 million.

The provision for depletion and depreciation recorded for the period of July 10 to December 31, 2002 was $5.1 million. The provision for site restoration and abandonment recorded for the period was $0.5 million.

For the period of July 10 to December 31, 2002, Harvest reported cash flow from operations of $9.5 million. Net income for this period was $5.1 million.

Harvest was formed with the objective of aligning the interests of management and those of the Unitholders. There is no third party management contract with management and no related management fees. Management and directors are significant Unitholders themselves.

Hedging: Harvest has developed a risk management policy that uses commodity hedges to mitigate commodity price risk, particularly as it relates to oil sales. The objective of Harvest's risk management policy is to provide Unitholders with greater distribution stability and certainty. Note 10(c) of the attached Consolidated Financial Statements sets out Harvest's commodity contracts as at December 31, 2002.

Cash Distributions: Harvest paid its first distribution for December 2002, on January 15, 2003. Subsequent to this Harvest has paid two additional distributions for the months of January and February 2003 and will be paying March 2003 distributions of $0.20 on April 15, 2003.

Taxability: In the year 2002 Harvest declared a distribution of $0.20 per trust unit for December 2002. The December distribution is 100% tax deferred. As the distribution was paid in January 2003 the amount is to be included in the calculation of taxable income by individuals for the year ended December 31, 2003.

INDEPENDENT RESERVES VALUATION HIGHLIGHTS

Report Summary:

- Over 211% of the Harvest's 2002 production was replaced through positive established reserves revisions;
- Approximately 12% of the closing established reserves was added through improved reserve performance;
- Total proved reserves increased 5.1%, comparing the January 1, 2003 McDaniel report to the August 1, 2002 McDaniel report;
- Total established reserves increased 1.5%, comparing the January 1, 2003 McDaniel report to the August 1, 2002 McDaniel report;
- Reserves were added at no cost since no material development capital was expended during 2002; and
- Established Reserve Life Index of 4.3 years, based on McDaniel's forecast 2003 production of 8,320 BOE/day. This does not fully take into account production expected to be added through Harvest's 2003 capital spending program.

McDaniel's year-end established reserve forecasts show that Harvest replaced 211% of its 2002 production. The bulk of these reserve additions were the result of technical/performance revisions, which replaced 209% of 2002 production, the balance being the result of price forecast revisions. Since Harvest has not invested material capital, these reserve revisions are attributable to the underlying quality of the assets and the mode of

operations employed by Harvest, resulting in stabilized production performance.

Present Worth - Escalating	(at) 0%	(at) 10%	(at) 12%	(at) 15%
January 1, 2003 ($000)				
Proved Producing	114,999	98,997	96,394	92,781
Total Proved	137,770	115,965	112,458	107,612
Probable	22,009	15,072	14,090	12,795
Total Proved and Probable	159,779	131,037	126,548	120,407
Established	148,774	123,501	119,503	114,010
Established: August 1, 2002	132,753	108,515	104,792	99,720
% Change	12%	14%	14%	14%

Reserves Summary January 1, 2003	Crude Oil (Mbbl)	NGL's (Mbbl)	Natural Gas (Mmcf)	Total (MBOE)
Proved Producing	9,694	65	1,377	9,989
Total Proved	11,630	77	1,808	12,008
Probable	1,757	14	300	1,821
Total Proved and Probable	13,387	91	2,108	13,829
Established	12,508	84	1,958	12,919
Established: August 1, 2002	12,344	82	1,816	12,729
% Change	1.3%	1.9%	7.8%	1.5%

Notes regarding tables: Natural gas converted at 6 mcf (equal sign) 1 BOE. NGL converted at 1 bbl (equal sign) 1 BOE. "Established Reserves" are 100% of proved reserves plus 50% of probable reserves. All estimates of present worth are presented without provision for income taxes, general and administrative expenses or future abandonment and reclamation liabilities. Present worth is based on McDaniel's internal commodity price forecast as of January 1, 2003, which assumes a base 2003 WTI oil price of US$26.00 per barrel. Reserves are company working interest reserves before royalties. Columns may not add due to rounding.

Reconciliation of Reserves: The following table contains a reconciliation of Harvest's established reserves effective January 1, 2003.

	Proved Producing	PUD & PNP	Total Proved	Risked Probable	Established
Oil Equivalent (MBOE)					
Opening	0	0	0	0	0
Capital Additions	0	0	0	0	0
Acquisitions	8,828	1,953	10,781	1,301	12,082
Dispositions	0	0	0	0	0
Revisions	1,915	66	1,981	(390)	1,591
Production	(754)	0	(754)	0	(754)
As at January 1, 2003	9,989	2,019	12,008	911	12,919

SUBSEQUENT EVENTS

Harvest has embarked on an active program of corporate activities during the first few months of 2003:

- Cash distributions of $0.20 per trust unit per month starting with December 2002, paid to Unitholders on January 15, 2003;
- Three additional distributions of $0.20 per trust unit have been announced and have been paid or are payable for January, February and March 2003;
- Initiated its 2003 capital development program focused on developing additional production and reserves from existing properties;
- Established a Distribution Reinvestment and Optional Unit Purchase Plan; and
- Completed an equity financing on February 4, 2003 at $10.00, a 25% premium above the IPO price, providing gross proceeds of $15 million.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders. Harvest's strategy is to retain up to 50% of its Cash Available for Distribution for capital reinvestment in the form of existing property enhancement and new property acquisitions while maintaining a high rate of cash distributions. Harvest currently operates approximately 99% of its production, enabling it to pursue additional asset growth through property optimization and enhancement.

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Harvest Energy Trust
Consolidated Balance Sheet

	December 31, 2002
Assets	
Current assets	
Cash and short-term investments	$ 4,502,947
Accounts receivable	13,577,870
Prepaid expenses	409,573
	18,490,390
Deferred financing charges, net of amortization	2,209,792
Restoration fund (Note 3)	125,000
Future income tax (Note 9)	1,272,000
Property, plant and equipment, net (Note 4)	71,631,507

	$ 93,728,689

Liabilities and Unitholders' Equity

Current liabilities	
Accounts payable and accrued liabilities	$ 5,593,405
Cash distributions payable	1,862,500
Accrued interest payable	389,349
Large corporation taxes payable	46,771
	7,892,025
Long-term debt (Note 5)	45,286,396
Site restoration and reclamation (Note 3)	544,178
	53,722,599
Commitments and contingencies (Note 13)	
Unitholders' equity	
Unitholders' capital (Note 6)	36,727,997
Accumulated income	5,136,093
Contributed surplus (Note 7)	4,500
Accumulated cash distributions	(1,862,500)
	40,006,090
	$ 93,728,689

Subsequent events (Note 12)

See accompanying notes to consolidated financial statements.
Approved by the Board of Directors:

Signed "John Brussa" Director

Signed "Hector McFadyen" Director

Harvest Energy Trust
Consolidated Statement of Income and Accumulated Income

For the period from July 10 (date of formation) to December 31, 2002

Revenues	
Oil and natural gas sales, net of hedging	$ 21,699,861
Royalties	(2,864,411)
Royalty income	119,982
	18,955,432
Expenses	
Operating	6,396,294

Interest and amortization of financing charges	2,046,406
Interest on long-term debt	599,137
General and administrative	576,780
Site restoration and reclamation	544,178
Depletion, depreciation and amortization	5,136,829
Foreign exchange gain	(255,056)
	15,044,568
Income before taxes	3,910,864
Taxes	
Large corporation taxes	46,771
Future tax recovery (Note 9)	(1,272,000)
Net income for the period, being accumulated income	$ 5,136,093
Income per trust unit, basic (Note 6)	$ 3.69
Income per trust unit, diluted (Note 6)	$ 3.46

See accompanying notes to consolidated financial statements.

Harvest Energy Trust
Consolidated Statement of Cash Flows

Period from July 10 (date of formation) to December 31, 2002

Cash provided by (used in)	
Operations	
Net income for the period	$ 5,136,093
Add items not involving cash:	
Depletion, depreciation and amortization	5,136,829
Amortization of finance charges	209,788
Site restoration and reclamation	544,178
Foreign exchange gain	(255,056)
Unit based compensation	4,500
Future tax recovery	(1,272,000)
Cash flow from operations	9,504,332
Change in non-cash working capital (Note 11)	(6,974,243)
	2,530,089
Financing	
Issue of trust units, net of costs	31,727,997
Deferred charges	(2,419,580)
Initial financing	55,041,491
Repayment of initial financing	(55,041,491)
Issuance of debentures	5,000,000
Issuance of long-term debt	60,202,789
Repayment of long-term debt	(14,661,337)
Change in non-cash working capital (Note 11)	781,049

	80,630,918
Investing	
Acquisition of properties	(76,153,324)
Additions to property, plant and equipment	(770,162)
Proceeds on disposition of property, plant and equipment	155,150
Reclamation fund	(125,000)
Change in non-cash working capital (Note 11)	(1,764,724)
	(78,658,060)
Increase in cash and short-term investments	4,502,947
Cash and short-term investments, beginning of period	-
Cash and short-term investments, end of period	$ 4,502,947
Cash interest payments	$ 1,886,921
Cash tax payments	$ -
Cash distribution per trust unit	$ 0.20

See accompanying notes to consolidated financial statements.

1. Structure of the trust
   Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties acquired and held by Harvest Operations.

   The beneficiaries of the Trust are the holders of trust units. The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. The amount of the distributions per trust unit are equal to the pro rata share of the net income of the Trust (including direct royalties received, net profit interests in the oil and natural gas properties and crown charges that are not deductible for income tax purposes of Harvest Operations), dividends of Harvest Operations, Alberta Royalty Tax Credits received less expenses (including interest and net debt repayments) and net realized capital gains of the Trust less an appropriate working capital reserve.

2. Significant accounting policies

   These consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

   (a) Consolidation
   These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiary Harvest Operations. All inter-entity transactions and balances have been eliminated upon consolidation.

(b) Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and site restoration and reclamation and amounts used for the ceiling test calculation are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty.

(c) Revenue recognition
Revenues associated with the sale of the Harvest Operation's crude oil, natural gas and natural gas liquids are recognized when title passes from Harvest Operations to its customer.

(d) Cash and short-term investments

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximate market value.

(e) Joint venture accounting
Harvest Operations conducts substantially all of its oil and natural gas production activities through joint ventures, and the accounts reflect only their proportionate interest in such activities.

(f) Property, plant and equipment
The Trust follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against income. Renewals and enhancements that extend the economic life of the capital assets are capitalized.

Gains and losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

Ceiling test
The Trust places a limit on the aggregate cost of capital assets, which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby the capitalized costs, less accumulated depletion and site restoration and the lower of cost and market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

Site restoration and reclamation provision
The Trust provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-

production method. Actual site restoration costs are charged against the accumulated liability.

Depletion, depreciation and amortization
Provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation and amortization of office furniture and equipment is provided for at rates ranging from 20% to 33% per annum.

(g) Income taxes
The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust plans to distribute all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to a Trust, the Trust makes provision for income taxes on the taxes payable basis. Harvest Operations follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and its respective tax base, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(h) Unit-based compensation
The Trust uses the intrinsic value based method of accounting for the Trust Unit incentive plan (Note 7). Under the terms of the plan, the exercise price of rights granted may be reduced in future periods based on the distributions made to Trust unitholders. The Trust does not recognize compensation expense on the issuance of rights to employees and directors as the exercise price of rights equals the market price on the day of the grant. Rights issued to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

(i) Deferred financing charges
Deferred financing charges relate to costs incurred on the issuance of debt and are amortized on a straight-line basis over the term of the debt, and are included in the associated interest expense.

(j) Financial instruments
Harvest Operations enters into financial instruments to manage its exposure to adverse fluctuations in commodity prices, foreign currency exchange rates, electricity costs and interest rates. Harvest Operation's policy is not to utilize derivative financial instruments for trading or speculative purposes. Realized gains or losses on financial instruments that are designated and assessed effective as hedges are recognized in income concurrently with the

underlying hedged transaction. If the hedge of an anticipated transaction is terminated or ceases to be effective, the associated gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in value of the financial instruments are reflected in income.

(k) Foreign currency translation
Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

3. Site restoration and reclamation

Site restoration involves the surface clean up and reclamation of well site and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantlement of facilities as well as the decontamination and reclamation of these lands. Total estimated future costs, net of salvage value, are approximately $9,213,808, of which $544,178 has been accrued to December 31, 2002. The board of directors has established a fund to ensure that cash is available to carry out the future site restoration and reclamation work. In 2002, $125,000 has been contributed to this fund.

4. Property, plant and equipment

	Cost	Accumulated depletion, depreciation and amortization	Net book value
Oil and natural gas properties	$ 55,188,754	$ (3,841,661)	$ 51,347,093
Production facilities and equipment	21,343,287	(1,271,752)	20,071,535
Office furniture and equipment	236,295	(23,416)	212,879
	$ 76,768,336	$ (5,136,829)	$ 71,631,507

General and administrative costs of $174,425 have been capitalized during the period ended December 31, 2002.
All costs are subject to depletion and depreciation at December 31, 2002. In addition, future development costs of $9,857,300 are included in depletion and depreciation calculations at December 31, 2002.
In accordance with Canadian GAAP, the Trust has performed a ceiling test as at December 31, 2002. Using December 31, 2002 commodity prices of WTI $US 31.23 per barrel for crude oil and AECO $5.20 per mcf for natural gas, resulted in a ceiling test excess.

5. Long-term debt

On November 14, 2002, Harvest Operations entered into a term borrowing base credit facility for U.S. $60 million. This facility has an initial borrowing base of U.S. $38 million, bears interest at the lender's prime rate plus an applicable margin in the case of a base rate loan, and at a LIBOR rate or Bankers Acceptance stamping fee plus

an applicable margin in the case of a Eurodollar loan or Bankers Acceptance loan. The applicable margin is 1.125% or 1.875% for a base rate loan and 2.125% or 2.875% for a Eurodollar loan or Bankers Acceptance loan, depending on the amount of the borrowing base that is drawn. The effective interest rate for this facility was 5.35% for the period ended December 31, 2002. To secure the credit facility, Harvest Operation granted the lender a first priority lien on all of its assets. Certain restrictive covenants, including a requirement that Harvest Operations maintain price hedging agreements for not less than 67% of its expected production, and financial ratios are required to be maintained for the purpose of measuring Harvest Operation's ability to meet its obligation under the credit agreement. Accrued interest is due and payable quarterly. The facility will revolve until April 30, 2004 at which time any outstanding principal and interest balances must be repaid.

6. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

Each trust unitholder is entitled to a beneficiary interest in any distribution of the Trust and in any net assets in the event of termination or wind-up. Trust units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the trust units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Trust in respect of redemptions in any calendar month shall not exceed $100,000. To the extent that a unitholder is entitled to a redemption payment, it will be satisfied by a cash payment from the Trust or by the Trust distributing a pro-rata number of Harvest Operations notes or distributing its own notes.

(b) Issued

	Number of Units	Amount $
Issued for cash on formation (i)	100	100
Initial public offering (ii)	4,312,500	34,500,000
Settlement of debenture (iii)	5,000,000	5,000,000
Cancel the initial units issued on formation (i)	(100)	(100)
Unit issue costs	-	(2,772,003)
As at December 31, 2002	9,312,500	36,727,997

(i) On July 10, 2002, the Trust issued 100 units for cash proceeds of $100. As per the agreement on the initial issuance, the units were cancelled upon the completion of the initial public offering on December 5, 2002.

(ii) On December 5, 2002, the Trust issued 3,750,000 trust units for $27.6 million, net of a 6% underwriters' fee and $702,003 of issue costs. The net proceeds were used to fully repay a loan from a corporation controlled by a director of Harvest Operations and partially repay the bank loans. In conjunction with this initial

public offering, the Trust granted the underwriters an option, to purchase up to an additional 562,500 trust units at a price of $8.00 per unit. On December 17, 2002, the underwriters exercised the option; the net proceeds were used to partially repay the bank loans.

(iii) Upon completion of the initial public offering the Trust paid the trust debenture principal and interest thereon, by the issuance of 5,000,000 trust units and a cash payment of $34,829.

(c) Per unit information
The following table summarizes the trust units used in calculating income per trust unit.

Period ended December 31, 2002	
Weighted average trust units outstanding, basic	1,391,608
Effect of trust unit rights	87,500
Weighted average trust units outstanding, diluted	1,479,108

The income for the diluted income per trust unit determined includes the effect of $17,500 on trust unit distributions.

7. Trust unit incentive plan

A Trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 875,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights Number	Weighted average exercise price $
Granted on November 25, 2002	787,500	8.00
Reduction in exercise price due to December 2002 distribution	-	(0.20)
Outstanding, December 31, 2002	787,500	7.80

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to

directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	25.6%
Risk free interest rate	3%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

Net income	As reported	$5,136,093
	Pro forma	$4,969,520
Income per unit - basic	As reported	$3.69
	Pro forma	$3.57
Income per unit - diluted	As reported	$3.46
	Pro forma	$3.35

During the period, the Trust has recognized $4,500 in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

8. Related party transactions

A corporation controlled by a director of Harvest Operations had advanced and was repaid $30,971,491 during the period ended December 31, 2002. The loans bore interest at a rate of 12% per annum and were unsecured. The corporation was granted warrants to purchase 150,000 trust units at $1.00 per unit as a fee for providing the credit facility. The warrants were exercised subsequent to year end. The Trust paid $1,215,891 of interest on the loan during the period ended December 31, 2002.

Certain officers and directors of Harvest Operations and their associates provided $3,837,500 of the $5,000,000 of funds obtained pursuant to a debenture issued and repaid during the period ended December 31, 2002. The debenture bore interest at a rate of 2.25% per annum and was unsecured. The Trust paid $26,731 of interest on the debenture during the period ended December 31, 2002.

As at December 31, 2002, the financial derivatives (Note 10) were secured by a $3,000,000 personal guarantee provided by a director of Harvest Operations.

9. Income taxes

The provisions for future income taxes varies from the amount that would be computed by applying the combined Canadian federal and

provincial income tax rates to the reported income before taxes as follows:

Income before taxes	$ 3,910,864
Computed income tax expense at the statutory rate of 42.1%	1,646,473
Amount included in Trust income	(2,912,280)
	(1,265,807)
Increase (decrease) resulting from:	
Non-deductible crown royalties and other payments	9,400
Federal resource allowance	(17,000)
Other	1,407
Future income taxes	$(1,272,000)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations for financial reporting purposes and the amounts of used for income tax purposes. The components of the Harvest Operation's future tax assets are as follows:

Future tax assets:	
Tax pools of oil and natural gas in excess of net book value	$ 552,700
Resource allowance	172,000
Tax loss carry forwards	547,300
Net future tax asset	$ 1,272,000

At December 31, 2002, the Trust has tax pools of aggregating $86,000,000, including $12,000,000 in non-capital losses expiring in 2009. The tax pools exceed the corresponding book values by approximately $18,000,000.

At December 31, 2002, Harvest Operations has tax pools aggregating $63,000,000, including $1,300,000 in non-capital losses expiring in 2009. The tax pools exceed the corresponding book values by approximately $3,500,000.

10. Financial instruments

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(a) Fair values
Financial instruments of the Trust consist mainly of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, distributions payable, large corporation taxes payable and long-term debt. As at December 31, 2002, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair value.

(b) Interest rate risk
The Trust is exposed to interest rate risk on its long-term debt.

(c) Credit risk
Substantially all of the accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer, which includes a significant number of companies engaged in joint operations with the Trust. The Trust routinely assesses the financial strength of its partners and customers, including parties involved in the marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(d) Commodity risk management
The bank loan agreement requires the Trust to maintain hedging arrangements of not less than two thirds of its expected production volumes. The Trust uses oil sales contracts and derivative financial instruments to comply with this requirement. Under the terms of some of the derivative instruments, Harvest Operations is required to provide security from time to time based on the underlying market commodity price of those contracts.

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2002, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss) $
1,000 Bbls/d	January through March 2003	Cdn $38.30	(826,311)
1,000 Bbls/d	April through June 2003	Cdn $37.59	(513,586)
1,000 Bbls/d	July through September 2003	Cdn $37.10	(298,033)
1,000 Bbls/d	October through December 2003	Cdn $36.63	(197,719)
200 Bbls/d	January through March 2003	U.S. $24.95	(146,191)
200 Bbls/d	April through June 2003	U.S. $24.39	(86,590)
1,510 Bbls/d	January through March 2004	U.S. $23.23	(133,207)
1,300 Bbls/d	January through March 2004	U.S. $24.33	88,347
1,430 Bbls/d	April through June 2004	U.S. $22.93	(89,462)
1,380 Bbls/d	July through September 2004	U.S. $22.70	(91,323)
1,325 Bbls/d	October through December 2004	U.S. $22.54	(97,395)
1,100 Bbls/d	January through March 2005	U.S. $22.38	(93,532)
1,030 Bbls/d	April through June 2005	U.S. $22.18	(112,047)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss) $
500 Bbls/d	January through March 2003	Cdn $35.00 - 41.30	(278,156)
500 Bbls/d	April through June 2003	Cdn $35.00 - 39.60	(165,338)
500 Bbls/d	July through September 2003	Cdn $35.40 - 38.40	(89,217)
500 Bbls/d	October through December 2003	Cdn $35.50 - 37.35	(65,740)

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the

property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at December 31, 2002:

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss) $
5MW	January through December 2003	Cdn $46.30	63,072

At December 31, 2002 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $3,123,000.

11. Change in non-cash working capital

Changes in non-cash working capital items:	
Accounts receivable	$(13,577,870)
Prepaid expenses	(409,573)
Accounts payable and accrued liabilities	5,593,405
Accrued interest payable	389,349
Large corporation taxes payable	46,771
	$ (7,957,918)
Changes relating to operating activities	$ (6,974,243)
Changes relating to financing activities	781,049
Changes relating to investing activities	(1,764,724)
	$ (7,957,918)

12. Subsequent events

On January 15, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on January 31, 2003. The distribution was paid on February 17, 2003. On February 17, 2003, 79,208 trust units were issued for $794,650 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plans.

On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

On January 24, 2003, 32,500 trust unit rights were issued to employees under the Trust unit incentive plan with an exercise price of $10.21 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On January 29, 2003, Harvest Operations entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $46 per MW from January 1, 2004 to January 1, 2005.

On February 4, 2003, pursuant to an underwriting agreement dated January 26, 2003, the Trust issued 1,500,000 special warrants that are exercisable into 1,500,000 trust units for $14,050,000, net of a 5% underwriters' fee and approximately $200,000 of issue costs. Subsequent to the exercising of these rights, the net proceeds were added to working capital and used to partially repay the long-term debt.

On February 8, 2003, the Trust announced a cash distribution of $0.20 per unit to the unitholders of record on February 28, 2003. The distribution was paid on March 17, 2003. On March 17, 2003, 73,230 trust units were issued for $780,223 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On February 14, 2003, 34,500 trust unit rights were issued to directors under the Trust unit incentive plan with an exercise price of $10.75 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On February 26, 2003, the personal guarantee provided by a director for the financial derivative contracts in place was replaced by cash on account of approximately U.S. $2,163,000 USD from Harvest Operations.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations subsequent to December 31, 2002, that have fixed future sales prices:

Trade Date	Swaps	Term	Price per Barrel
January 14, 2003	1,300 Bbls/d	January through March 2004	USD $24.33
February 26, 2003	1,200 Bbls/d	April through June, 2004	USD $25.50
February 26, 2003	500 Bbls/d	July through September, 2004	USD $24.56
February 26, 2003	500 Bbls/d	October through December, 2004	USD $24.03
March 21, 2003	500 Bbls/d	January through December, 2004	USD $24.12

Associated with the swap agreement entered into on March 21, 2003, Harvest Operations sold a put agreement to the counterparty for 500 Bbls/day at USD$15.50.

13. Commitments and contingencies

The vendor of certain properties purchased by Harvest Operations has indicated its intent to charge an additional $5.8 million for the properties purchased. Management believes that such amount is not owing to the vendor and accordingly, the additional amount has not been included in the cost of the purchase. This dispute is expected to be resolved through an arbitration process and any amount paid and not recoverable will be recorded as capital assets upon settlement.

%SEDAR: 00018577E

/For further information: Jacob Roorda, President or David M. Fisher,

Vice President, Finance, Harvest Energy Trust, Telephone: (403) 265-1178, Facsimile: (403) 265-3490, Email address: information(at)harvestenergy.ca, TSE Symbol: HTE.UN/
(HTE.UN.)

CO: Harvest Energy Trust

CNW 09:01e 02-APR-03

29

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST TO ACQUIRE OIL PROPERTY

APRIL 14th, 2003

Calgary, April 14th, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest"), today announced that its wholly owned subsidiary, Harvest Operations Corp., has entered into an agreement and closed an acquisition of the Killarney crude oil property in Eastern Alberta for an adjusted cash-closing amount of $13.2 million. Harvest used available lines of credit to finance the acquisition. Debt outstanding following closing of this acquisition is expected to be approximately $37 million, or approximately 0.9 times annualized cash flow pro forma the Killarney acquisition.

Killarney Property Highlights:

- current production of 925 BOE/day (favourable acquisition parameter of $14,270 per BOE/d based on cash to closing);
- established reserves at November 1st, 2002, as determined by McDaniel & Associates, of 2.12 million BOE. Adjusted established reserves at closing of 1.96 million BOE (favourable acquisition parameter of $6.73 per BOE);
- accretive to cash flow per unit, by approximately 10%;
- situated in close proximity to Harvest's core operating area in Eastern Alberta, enabling operating efficiencies;
- similar reservoir characteristics to Harvest's existing properties; high quality, mature production from large original-oil-in-place (approximately 50 million barrels) supported by an active natural water drive;
- property enhancement from production optimization and facility consolidation to yield incremental production and reduced operating expenses;
- production from this property is medium gravity at 20° API gravity;
- property includes two operated batteries, a natural gas compressor, and approximately 1,500 net acres of undeveloped land.

Jake Roorda, President of Harvest, stated that, "This property acquisition is an excellent complement to Harvest's production base. It is a relatively large oil reservoir, with a long history of stable production. The Killarney property is in close proximity to our Hayter property, and has similar attributes to our current base of producing properties. It fits well with our "going concern" strategy in Eastern Alberta."


R. 1W4
T.41
T.41
T.40
T.40
R. 1W4
Harvest Energy Trust
HARVEST HAYTER PROPERTY
KILLARNEY PROPERTY

First Quarter Update and 2003 Guidance:

Harvest's 2003 production and property enhancement activities were initiated during the first quarter. Production during the first quarter is expected to be approximately 8,200 BOE/d. Current production rates, prior to the Killarney property acquisition, are approximately 8,600 BOE/d. Additionally, operating costs have been impacted by higher than budgeted power costs and are expected to average approximately $9.00 per barrel. Although power rates have abated since the peaks experienced during the winter months, we anticipate higher power costs for the balance of 2003, when compared to the prior year.

Combining the incremental production from the Killarney property for the period from April 14th, 2003 to December 31st, 2003 with Harvest's existing base of production, Harvest expects 2003 average production, average royalty rate and unit operating expenses to be:

Total Production	9,400 BOE/d
Average Royalty Rate	14%
Operating Expenses	$8.70 per BOE

Although the Killarney acquisition is accretive to cash flow per unit, Harvest currently forecasts that it will maintain its monthly distribution at $0.20 per unit. Additional cash flow derived from the Killarney acquisition will be used to fund Harvest's ongoing property enhancement program and acquisition strategy. There will be no additional units issued to finance the Killarney acquisition.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders. Harvest's strategy is to retain up to 50% of its Cash Available for Distribution for capital reinvestment in the form of existing property enhancement and new property acquisitions while maintaining a high rate of cash distributions. Harvest currently operates approximately 99% of its production, enabling it to pursue additional asset growth through property optimization and enhancement.

For further information, please contact either:

Jacob Roorda, President or David Fisher, Vice President, Finance

Harvest Energy Trust
2400, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

News release via Canada NewsWire, Calgary 403-269-7605

30

Attention Business Editors:
Harvest Energy Trust Confirms May 15th, 2003 Cash Distribution of $0.20 Per Unit

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

CALGARY, April 15 /CNW/ - (TSX: HTE.UN) - Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on May 15th, 2003 to Unitholders of record on April 30th, 2003. Harvest trust units are expected to commence trading on an ex-distribution basis on April 28th, 2003. This distribution amount represents Distributable Cash earned in the month of April 2003.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands-on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders. Harvest's strategy is to retain up to 50% of its Cash Available for Distribution for capital reinvestment in the form of existing property enhancement and new property acquisitions while maintaining a high rate of cash distributions. Harvest currently operates approximately 99% of its production, enabling it to pursue additional asset growth through property optimization and enhancement.

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward- looking statements.
%SEDAR: 00018577E

/For further information: Jacob Roorda, President or David Fisher, Vice President, Finance, Harvest Energy Trust, Telephone: (403) 265-1178, Facsimile: (403) 265-3490, Email address: information(at)harvestenergy.ca/
(HTE.UN.)

CO: Harvest Energy Trust

CNW 09:00e 15-APR-03

HARVEST ENERGY TRUST
Notice of Annual and Special Meeting of Unitholders

TO: THE UNITHOLDERS OF HARVEST ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Harvest Energy Trust (the "Trust") will be held in the Royal Room, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on the 12th day of June, 2003, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2002 and the auditors' report thereon;

2. to appoint the trustee of the Trust (the "Trustee");

3. to elect the directors of Harvest Operations Corp.;

4. to appoint the auditor of the Trust;

5. to consider, and if thought fit, pass a special resolution approving amendments to the Trust Indenture as more particularly described in the Trust's Information Circular - Proxy Statement dated April 30, 2003 (the "Information Circular");

6. to consider, and if thought fit, pass a special resolution approving an amendment to the articles of Harvest Operations Corp. to add a class of non-voting common shares, issuable in series, as more particularly described in the Information Circular;

7. to consider, and if thought fit to approve, an ordinary resolution authorizing an increase in the number of Trust Units issuable pursuant to the Trust's Unit Incentive Plan;

8. to consider, and if thought fit, pass an ordinary resolution approving the issuance by the Trust, in one or more private placements, of such number of securities as would result in the Trust issuing, during the next 12 months, up to 100% of the currently issued and outstanding Trust Units, as more particularly described in the Information Circular, and subject to the receipt of all necessary regulatory; and

9. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Valiant Trust Company, 510, 550 – 6th Avenue, S.W. Calgary, Alberta, T2P 0S2. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address before 4:30 p. m. (Calgary time) on the 10th day of June, 2003.

Valiant Trust Company, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on April 23, 2003 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 30th day of April, 2003.

BY ORDER OF VALIANT TRUST COMPANY OF CANADA, by HARVEST OPERATIONS CORP.

(signed) Jacob Roorda
President
Harvest Operations Corp.

Management will endeavour to reduce per unit costs, moderate natural decline rates and increase the recovery factor of the reserves in place.

Management's Discussion and Analysis

The following discussion and analysis of Harvest Energy Trust's (the "Trust") operating and financial results should be read in conjunction with the Trust's audited consolidated financial statements for the fiscal period ended December 31, 2002.

Results of Operations

Oil and Natural Gas Revenue

Production and Sales Volumes

Harvest's production consists of medium oil, heavy oil, natural gas liquids, and natural gas from properties located in Eastern Alberta. Sales of oil and natural gas averaged 4,307 boe/d in 2002. The table below lists the components of sales volumes averaged over the 175 day period that the Trust operated in 2002.

2002 Sales Volumes		(%)
Medium oil	2,718 bbls/d	63
Heavy oil	1,463 bbls/d	34
Total oil	4,181 bbls/d	97
Natural gas liquids	22 bbls/d	1
Total oil and liquids	4,203 bbls/d	98
Natural gas	624 mcf/d	2
Total oil equivalent	4,307 boe/d	100

Approximately 2,785 boe/d was contributed by the properties acquired on July 10, 2002 (Thompson Lake area), and 1,522 boe/d contributed by the properties purchased on November 15, 2002 (Hayter/Provost area). Over the final 46 days of 2002 the Hayter/Provost oil and gas properties averaged production of 5,791 boe/d. Harvest's 2002 exit production totaled 8,610 boe/d consisting of 5,795 bbls/d of heavy oil, 2,600 bbls/d of medium oil, 19 bbls/d of natural gas liquids and 1,177 mcf/d of natural gas.

Commodity Prices

Harvest recorded an average selling price of $30.13/boe in the 2002 fiscal period. The corresponding price after reflecting the impact of $1.0 million in oil hedging losses is $28.79/boe. The following table indicates the average field price received by the Trust for each of its products in 2002.

2002 Average Field Selling Prices	
Heavy oil	$22.63/bbl
Medium oil	$34.21/bbl
Total oil	$30.16/bbl
Natural gas liquids	$37.64/bbl
Total oil and liquids	$30.20/bbl
Natural gas	$4.54/mcf
Oil equivalent	$30.13/boe

The majority of Harvest's heavy oil production was purchased on November 15, 2002 in the Hayter/Provost acquisition. Along with the acquisition, Harvest entered into a contract to sell the heavy oil from the date of the property purchase until December 31, 2003. The contract volume of 6,000 bbls/d is comprised of approximately 5,000 bbls/d of heavy oil production blended with 1,000 bbls/d of condensate. The price received is based on a WTI collar less a fixed differential of US$8.233/bbl. The upper limit on the collar is US$25.477/bbl and the lower value is US$22.633/bbl. Essentially, this contract limits the impact of changes in oil prices and heavy oil differential on the Trust's business plan.

Harvest has entered into physical hedges with respect to a portion of its medium oil production. During the period of September 2002 to December 31, 2002, Harvest received a price of $39.31/bbl on 1,200 bbls/d and also sold 500 bbls/d under a collar of $36.50/bbl and $41.67/bbl. Harvest has also entered into a number of financial hedges for 2003, 2004 and 2005. The hedges are disclosed in detail in the Financial Instrument Note in the audited consolidated financial statements.

The board of directors of the operating subsidiary, Harvest Operations Corp., reviews and approves a risk management policy that provides management with guidance in terms of hedging arrangements. The board also reviews and approves the hedges negotiated by management. Consistent with its risk management policy, Harvest has entered into the hedges with a diverse portfolio of financially sound parties to reduce the risk associated with the counterparties' abilities to fulfill contractual obligations.

Harvest enters into hedging arrangements to help assure that the prices received for production from proved producing reserves will offer a sufficient level of cash flow for its monthly distributions and to fund capital development and acquisitions programs to Unitholders as part of the "Going Concern" business plan. Overall, during 2003, Harvest has ensured that the prices received for 7,600 bbls/d of production will render sufficient cash flow to pay distributions of $0.20 per month in 2003 and to assist in funding the capital program.

Revenue

Revenues, before royalties, totaled $21.8 million in 2002 through the composition of sales indicated below.

Product	($000)	%
Heavy oil	5,791	26
Medium oil	16,277	75
Natural gas liquids	144	1
Natural gas	496	2
Production revenue	22,708	104
Hedging	(1,009)	(5)
Royalty income	120	1
Total	21,820	100

Royalty Expense

Harvest paid royalties of $2.9 million in 2002 or approximately $3.80/boe. The table below provides details of the royalty expense.

Product	Royalty Expense ($000) Crown	Non-crown	Total	% of Production Revenue
Heavy oil	358	841	1,199	21
Medium oil	746	807	1,553	10
Natural gas liquids	19	1	20	14
Natural gas	77	15	92	19
Overall Total	1,200	1,664	2,864	13

The royalties associated with the 2002 production were not eligible for the Alberta Royalty Tax Credit ("ARTC") as the production was purchased from corporations that had received the maximum ARTC. However, Harvest intends to drill at least 16 wells on the purchased properties during 2003, and any crown royalties resulting from production of the wells drilled by Harvest will be eligible for ARTC.

Operating Expenses

Harvest's operating expenses were $6.4 million in 2002 or $8.49/boe. Harvest operates all of its major properties. Operatorship is considered important to the Trust in order to ensure that its best practices are applied to operating activities to minimize costs and maximize production and the recovery of reserves.

Electricity (49%), maintenance (17%) and labour costs (8%) represent the majority of Harvest's operating costs. Historical net field electrical power usage for the properties has been approximately 18 MW. Including the impact of the Killarney property acquisition in April 2003, the 2003 power usage will increase to approximately 24 MW. During 2002 Harvest entered into contracts to purchase 5 MW of power at a price of $46.30 per MWh for 2003. Early in 2003 Harvest also entered into a contract to fix an additional 5 MW of power at a price of $46.00 per MWh for 2004. Subsequent to the completion of the financial statements, Harvest agreed to purchase 11 MW of power at a price of $44.50 per MWh for the period from April 1, 2003 to March 31, 2006.

Given the maturity of Harvest's oil and natural gas properties and management's plan to optimize the rate of production decline and increase recovery of the hydrocarbons in place, maintenance expense will continue to represent a significant portion of operating costs. However, Harvest believes that with the appropriate level of day-to-day attention and planning, the costs can be controlled.

Harvest's 26 field employees operate the wells. Field employees receive remuneration comparable to industry standards and are further motivated with bonuses based upon corporate and personal performance. Management believes that employing dedicated field personnel, rather than engaging third party contractors, is a key factor in successfully carrying out the Trust's business plan.

Netback

Harvest's operating margin in 2002 was $12.6 million or $16.66/boe. The table below provides a summary of the Trust's netback.

	$000	$/Boe	% of Revenue
Production revenue	22,708	30.13	104
Hedging losses	(1,009)	(1.34)	(5)
Royalty income	120	0.16	1
Royalties	(2,864)	(3.80)	(13)
Operating expenses	(6,396)	(8.49)	(29)
Netback	12,559	16.66	58

General and Administration Expenses

General and administrative expenses totaled $0.8 million or $1.00/boe in 2002. Of this amount, $0.6 million or $0.77/boe was charged against income. Consistent with Harvest's "Going Concern" strategy, and unlike other conventional energy trusts, a portion of Harvest's general and administrative expenditures is in respect to oil and natural gas development activity. As such $0.2 million or $0.23/boe of general and administrative costs were capitalized.

Harvest's management is fully internalized with no third-party management agreements. Compensation for the Trust's management team consists of industry-standard salaries, a bonus plan, and a Trust Unit incentive plan. The directors, management, founders and their associates hold approximately 51% of Harvest's Trust Units, following the February 4, 2003 equity financing.

Interest Expense and Amortization of Deferred Financing Charges

Interest charges were $2.0 million, while amortized deferred financing charges associated with fees to secure bank lending facilities amounted to $0.6 million. During 2002, Harvest incurred $0.8 million of interest charges for bank debt used to partially finance oil and natural gas property acquisitions and to provide working capital. Harvest also paid $1.2 million of interest for bridge financing and a debenture to assist with the start-up of the Trust. The bridge financing and debenture were both repaid on December 5, 2002 upon completion of the Trust's initial public offering.

On December 31, 2002, bank debt was $45.7 million and unamortized deferred financing costs were $2.2 million. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation, and Future Site Reclamation Expenses

Harvest's 2002 depletion, depreciation, and amortization (DD&A) and site restoration provision totaled $5.7 million. This number includes DD&A for oil and natural gas properties of $5.1 million, $32,000 for depreciation of office furniture and equipment, and $0.5 million for future abandonment and site restoration costs. The DD&A rate for oil and natural gas properties was $6.77/boe and is based on the purchase costs of the oil and natural gas properties. The $0.72/boe rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of $9.2 million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 10% to 33%.

Income Taxes

Harvest Energy Trust

Income taxes for 2002 are comprised of $47,000 for large corporation tax and $1.3 million of future income tax recovery, as a result of the consolidation of the Trust and its wholly owned operating entity, Harvest Operations Corp. Other than large corporation tax, neither the Trust or its wholly owned operating entity are anticipated to pay cash income taxes in 2003.

At the end of 2002, the operating entity had tax pools of $32 million available to reduce future income. The tax pools are made up of $6.3 million in Canadian Oil and Gas Property Expenses ("COGPE"), $0.2 million in Canadian Development Expenses, $0.3 million of Canadian Exploration Expenses, $21.7 million in unclaimed tangible costs, $2.2 million in deferred financing costs and $1.3 million in non-capital loss carry forward. Similarly, the Trust has tax pools totaling $63 million, consisting of $48.3 million in COGPE, $2.7 million in Trust Unit issue costs, and $12.0 million in tax losses.

Unitholders

The Trust declared distributions payable to Unitholders of $0.20 per Trust Unit for the month of December 2002. Those distributions were paid on January 15, 2003. Consequently, the December distribution is reflected in the hands of the Unitholders in 2003. This distribution will be allocated as a return of capital and is therefore tax deferred. However, Unitholders will be required to reduce the adjusted cost base of their investment in Harvest by the amount of the distribution received.

Cash Flow and Earnings

The 2002 fiscal year consolidated cash flow and net income were $9.5 million ($12.61/boe) and $5.1 million ($6.81/boe), respectively. The corresponding per Trust Unit figures are $6.83 (diluted - $6.43) and $3.69 (diluted $3.46). The per unit figures are significantly higher than will be recorded in 2003 as nearly all of Harvest's 2002 Trust Units were outstanding for only 26 days.

Capital Expenditures

Capital expenditures totaled $76.9 million in the 2002 fiscal year. The oil and natural gas property acquisitions of $76.2 million represent the majority of the costs incurred. The details in respect of the property acquisitions are outlined in the following table.

Acquisitions

				Cost per Boe	
Area	Closing Date	Purchased Production (Boe/d)	Closing Price ($000)	Established Reserves ($/Boe)	Production at Closing ($/Boe/d)
Thompson Lake	July, October	2,754	27,185	5.85	9,871
Hayter	November 15	5,752	48,968	6.57	8,513
Total Property Acquisitions		8,506	76,153	6.30	8,953

Capitalization and Financial Resources

Working capital at December 31, 2002 was $11 million, and bank debt outstanding at December 31, 2002 was $45.7 million. Net debt (combined working capital and bank debt) totaled $34.7 million. The founders' equity of $5.0 million was in the form of a debenture. The founders' debenture was subsequently settled by the issue of 5 million Trust Units. On December 5, 2002 the Trust completed its initial public offering resulting in (after the exercise of the underwriters' over-allotment option) the issue of 4,312,500 Trust Units and gross proceeds of $34.5 million. Thus, the total Trust Units issued at December 31, 2002 were 9,312,500. The market capitalization based upon the year-end closing market price of $9.50 per Trust Unit was $88.5 million, and the total capitalization was $123.2 million.

The Trust has entered into various hedging transactions (physical sales agreements, collars and swaps) to minimize the impact of changing commodity prices on the Trust's ability to carry out its business plan and to pay Unitholders a monthly distribution of $0.20 per Trust Unit. At the end of 2002, the Trust has hedged the prices on 7,600 bbls/d. Due primarily to higher relative oil prices during the early part of 2003, the mark-to-market value on April 30, 2003 of the contracts is a net loss of US$0.7 million. The Trust has posted collateral, letters of credit and cash with counterparties in the amount of $1.0 million to secure these obligations. The collateral requirements change as oil prices change; any posted collateral impacts the Trust's borrowing base and thus reduces the funds that may otherwise be available to the Trust to meet its obligations or pursue capital spending.

Unitholders' Equity

The public equity markets are willing to provide the energy trust sector with equity capital. Harvest, through the successful execution of its "Going Concern" business plan, intends to create an investment vehicle that will allow Harvest to attract equity capital in both buoyant and difficult markets.

As indicated above, there were 9,312,500 Trust Units outstanding on December 31, 2002. In 2002 the issue of Trust Units provided Harvest with gross proceeds of $39.5 million, $36.7 million after underwriters' commission and issue costs.

On January 24, 2003, the Trust issued an additional 150,000 Trust Units on the exercise of warrants. The warrants were issued in connection with the establishment of the $43 million debt facility to bridge and assist with the closing of the 2002 oil and natural gas property acquisitions. The bridge facility borrowing was repaid in December 2002 with bank debt and funds from the initial public offering.

On January 30, 2003, Harvest received approval from provincial securities regulators for the Trust's Distribution Reinvestment Plan ("DRIP"). Unitholder participation in the DRIP regarding the January 2003, February 2003 and March 2003 distributions resulted in 79,208, 73,230 and 96,019 Trust Units respectively being issued from treasury and total proceeds of nearly $2.5 million being reinvested into Harvest.

On February 4, 2003, the Trust issued 1,500,000 Special Warrants at a price of $10.00 per Special Warrant in a "bought deal" financing. The issue provided gross proceeds of $15 million, or approximately $14 million after the underwriters' commissions and issue costs. The funds provided by this financing were used to partially reduce bank debt and increase working capital. On March 7, 2003, Harvest filed a prospectus with respect to the Trust Units to be issued by virtue of the Special Warrants financing. Upon the filing of the prospectus, the Special Warrants were exercised and 1.5 million Trust Units issued.

Debt

The Trust's bank debt at December 31, 2002 was $45.7 million and its net debt was $34.7 million.

On November 15, 2002, Harvest entered into a US$60 million (approximately $100 million) credit facility (the "facility") with WestLB AG, a foreign bank. The borrowing base of the facility is US$38 million (approximately $60 million). The facility is in place until April 30, 2004 and provides Harvest with the ability to access a wide variety of borrowing types, including Canadian dollar borrowing, US dollar borrowing, LIBOR borrowing, US and Canadian banker acceptances, and the issue of letters of credit up to $7.5 million (US$5 million). At December 31, 2002, the Trust had $14.3 million in remaining borrowing capacity available under the facility. In the first quarter of 2003, as a result of the Special Warrant equity issue and cash flow generated from operations, approximately $18 million has been repaid leaving borrowing capacity at approximately $30 million. At December 31, 2002, Harvest utilized the facility by borrowing in US dollars. Given the lower US bank prime rate and the natural foreign exchange hedge against commodity prices, Harvest feels that this form of borrowing is desirable at this time. However, as market conditions change, Harvest will review the various borrowing opportunities under the facility and utilize those that best support the Trust's business plan.

Financial covenants associated with the facility include:

- Interest coverage of at least 2 times earnings before interest, taxes depletion, depreciation, and amortization ("EBITDA");
- Ratio of bank debt to EBITDA of less than 3 times;
- Fixed charge coverage greater than 1.25 times;
- Ratio of debt to equity of less than 2 times; and
- Working capital plus unused portion of the facility to be a positive figure.

Other covenants include the requirement to have two thirds of Harvest's net production hedged in addition to the other standard covenants normally associated with bank credit facilities, such as adequate insurance, limitations on additional debt, maintaining legal status, and semi-annual review of oil and natural gas reserves. Harvest does not anticipate that the credit facility covenants will impair the execution of the business plan.

The credit facility is currently scheduled to terminate on April 30, 2004. Debt, applied prudently, will continue to be a source of capital. In this regard, throughout 2003, Harvest will investigate opportunities to replace, augment or extend the existing facility.

Reclamation Fund

At December 31, 2002 future expenditures for abandonment, restoration and reclamation, net of salvage value recoveries, were estimated to be $9.2 million. Harvest has established a reclamation fund (the "Reclamation Fund") to ensure that the Trust has sufficient financial resources to fund these activities. Harvest's contributions to the Reclamation Fund will be in the form of assets (cash and investments) or through the restriction in the utilization of available credit facilities. The Reclamation Fund will be reduced as actual abandonment and reclamation expenditures are incurred on the oil and natural gas properties.

In the month of December 2002, Harvest recorded an initial contribution of $125,000. In 2003, Harvest anticipates that incremental contribution, net of expenditures, will be approximately $0.9 million. Management will review the estimated liability as significant property acquisitions are completed and also at the end of each fiscal year. The review will consider both the timing and amount of the future expenditures. From time to time, contributions to the Reclamation Fund may be increased or decreased to ensure adequate financial resources are established and employed efficiently to meet Harvest's future abandonment and reclamation obligations.

Capital Fund

To finance the ongoing capital requirements associated with the Trust's business plan, Harvest will retain up to 50% of the cash available for distribution (i.e., cash flow generated by operations less contributions to the Reclamation Fund). These funds are internally generated to support Harvest's need for capital to purchase additional properties or perform property enhancement activities.

Currently, funds retained are being applied to reduce bank debt. Reduction of bank debt results in an increase in cash flow through reduction of interest costs, making a positive impact on future distributions.

The Capital Fund was established upon the completion of Harvest's initial public offering in early December 2002. Thus the balance of the fund at December 31 only reflects a single month of contributions from cash flow net of capital expenditures.

2002 Capital Fund

$ millions	2002
Opening balance	0.0
Contributions	0.8
Capital expenditures	(0.4)
End of year balance	0.4

Hayter Purchase Price Dispute

At the November 15, 2002 closing of the Hayter/Provost area property acquisition, the vendor claimed that $5.8 million in hedging losses incurred from June 1, 2002 (the effective date of the acquisition) to November 15, 2002 (the closing date of the acquisition) should be attributed to Harvest. Harvest and its legal counsel disagree with the vendor in this regard.

The dispute is expected to be resolved through an arbitration process or if necessary, legal proceedings. If the dispute resolution calls for Harvest to pay all or a part of the $5.8 million, the payment will be reflected as an increase in the intangible purchase price of the property. Amounts paid, if any, will be funded with bank debt and cash flow, which may lead to increased future interest charges or delay in future capital expenditures.

Distributions

Harvest declared its first distribution subsequent to the completion of the initial public offering in early December 2002. The December 2002 distribution of $0.20 per Trust Unit, or $1.9 million, was paid on January 15, 2003 to Unitholders of record on December 31, 2002. This distribution is a return of capital and as such, Unitholders that received the distribution will reduce the cost base of their investment in Harvest for income tax purposes.

Business Risks

Risk Assessment

Harvest intends to execute its business plan to create value for Unitholders by paying stable monthly distributions and maintaining the net asset value per Trust Unit. In planning the implementation of the business plan, the following items were identified as risks and, in certain cases, opportunities associated with the Trust's business:

- Operational risk associated with the production of oil and natural gas;
- Reserve risk with respect to the quantity of recoverable reserves;
- Commodity price risk, as oil and natural gas prices fluctuate due to market forces;
- Financial risks, such as changes in the Canadian/US dollar exchange rate, interest rates, and debt service obligations;
- Environmental and safety risks associated with well and production facilities; and
- Changing government policy risks, including revisions to royalty legislation, income tax laws, and incentive programs related to the oil and natural gas industry.

Risk Management

The Trust intends to mitigate risks listed above as follows:

Operational Risk

- Applying a hands-on management approach to Harvest's properties;
- Selectively adding educated and experienced employees and providing encouragement and opportunities to maintain and improve technical competence; and
- Remunerating employees with a combination of average industry salary and benefits combined with a bonus plan to reward success in execution of the Trust's business plan.

Reserve Risk

- Acquiring oil and natural gas properties that have high quality reservoirs combined with mature, predictable and reliable production, thus reducing technical uncertainty;
- Subjecting all property acquisitions to rigorous operations, geological, financial and environmental review; and
- Performance of a capital program to reduce production decline rates and increase ultimate recovery of the resources in place.

Commodity Price Risk

- Establishment of a risk management policy and committee to continuously review effectiveness of existing actions, identify new or developing issues and devise and implement action to be taken;
- Maintaining a program to hedge commodity prices and electricity costs (via utilizing forward sales, swaps and option contracts) with a portfolio of credit-worthy counterparties;
- Continually monitoring the field commodity pricing environment so as to market oil and natural gas production to the combination of highest price contracts and credit-worthy counterparties; and
- Maintaining a low-cost structure to maximize product netbacks.

Financial Risk

- Monitoring financial markets to ensure the cost of debt and equity capital is kept as low as reasonably possible;
- Retain up to 50% of the funds available for distribution to finance capital expenditures and future property acquisitions;
- Monitoring the Trust's financial position and foreign exchange markets with the intent of taking the steps necessary to minimize the impact of fluctuations in foreign currency;
- Application of comparing actual financial performance against pre-determined expectations and making changes where necessary; and
- Carrying adequate insurance to cover losses and business interruption.

Environmental and Safety Risks

- Adhering to the Trust's safety program and keeping abreast of current industry practices; and
- Accumulating sufficient cash resources to pay for future abandonment and site restoration costs.

Regulatory Risks

- Retain an experienced, diverse and actively involved board of directors to ensure good corporate governance; and
- Engage technical specialists when necessary to advise and assist with the implementation of policies and procedures as a result of the changing regulatory environment.

Sensitivities & Outlook

2003 Business Outlook

Entering 2003, our first full year of operation, we believe that the prospect of delivering on our goal of providing stable, reliable distributions to our Unitholders is well supported by our strategy, our assets and the prevailing business climate.

Crude oil markets remain volatile during the first quarter of 2003 and appear to be on a weakening trend for the balance of the year. To mitigate the Trust's exposure to weakening oil price markets and volatility in light/heavy oil differentials, Harvest has developed a comprehensive risk management program. Approximately 80% of Harvest crude oil sales in 2003 have been hedged at prices ranging from US$23.50 to US$28.08 per barrel. This provides Harvest with a high degree of certainty in forecasting our near-term revenues.

The acquisition of the Killarney property in April supports our expected production and cash flow performance for 2003 and also demonstrates Harvest's dedication and commitment to its stated strategy of acquiring mature, high quality assets in our core area of Eastern Alberta. Combining this production with our existing base of assets, we expect total production to average 9,400 boe/d during 2003.

To date, Harvest has been successful in providing Unitholders with four consecutive monthly distributions of $0.20 per Trust Unit for the period from inception in December 2002 to March 2003. Based on our current business conditions, we foresee maintaining this high rate of distribution for the balance of 2003, while retaining a portion of our cash flow to reinvest into our properties, thereby replacing production and building for future distributions.

It is important to note that the foregoing is an estimate based upon management's current expectations. The outcome may vary, perhaps materially, due to the items discussed in the Risk Factors section.

The table below indicates the impact of changes of key variables on Harvest's cash flow and distributions.

	WTI (Price/Bbl)	Oil Quality Differential	Crude Oil Production	US Bank Prime Rate	FX Cdn$/US$
Assumption	US$28.40	Various	9,100 bbls/d	4.25%	$0.67
Change	US$1.00	US$1.00	100 bbls/d	1%	$0.01
Cash flow ($000)	$159	$1,520	$602	$381	$1,252
CFPU	$0.01	$0.13	$0.05	$0.04	$0.11

33

HARVEST ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON THURSDAY, JUNE 12, 2003

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of Harvest Operations Corp. ("Harvest Management"), for use at the Harvest Energy Trust (the "Trust") Annual and Special Meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held on the 12th day of June, 2003, at 3:00 p.m. (Calgary time) in the Royal Room, Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

Instruments of Proxy must be received by Valiant Trust Company ("Valiant"), 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, before 4:30 p.m. (Calgary time) on June 10, 2003. Valiant, the trustee of the Trust (the "Trustee"), has fixed the record date for the Meeting at the close of business on April 23, 2003 (the "Record Date"). Only Unitholders of record as at the Record Date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Trust Units entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or officers of Harvest Operations Corp. Each Unitholder has the right to appoint a proxyholder other than the persons designated in the proxy, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of Harvest Management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to

instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the Meeting in order to have the Trust Units voted.**

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Harvest Operations Corp. at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of Harvest Management. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Harvest Operations Corp., who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of the Harvest Management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, Harvest Management knows of no such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of a trust indenture dated July 10, 2002 as amended and restated as of September 27, 2002, between the Trustee and Harvest Operations Corp. (the "Trust Indenture").

The Trust is authorized to issue an unlimited number of Trust Units. As at April 23, 2003, approximately 11,210,957 Trust Units were issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the directors and officers of Harvest Operations Corp., the only person that owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the votes attached to all of the issued and outstanding Trust Units which may be voted at the Meeting, is as follows:

Name of Unitholder	Type of Ownership	Number of Trust Units Owned	Percentage of Outstanding Trust Units
M. Bruce Chernoff	Direct and Beneficial	4,497,995	40.1%

Note:
(1) Includes 152,990 Trust Units owned by Caribou Capital Corp., a company controlled by Mr. Chernoff.

The percentage of Trust Units that are owned, directly or indirectly, by all directors and officers of Harvest Operations Corp. as a group is approximately 50.6% (5,668,158 Trust Units).

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate at least 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such adjourned Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting except for the Trust Indenture Amendment Resolution and the Harvest Share Resolution, which requires approval by a special resolution. A special resolution requires the approval of not less than 66 2/3% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of the Trustee

The Trust Indenture provides that the Unitholders shall, at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Valiant as trustee of the Trust to hold office until the end of the next annual meeting. Valiant has been trustee of the Trust since September 27, 2003.

2. Election of Directors of Harvest Operations Corp.

The articles of Harvest Operations Corp. provide for a minimum of one (1) director and a maximum of eleven (11) directors. There are currently five (5) directors. Unitholders are entitled to select all of the members of the Board of Directors of Harvest Operations Corp. by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of Harvest Operations Corp.

The five (5) nominees for election as directors of Harvest Operations Corp. are as follows:

John A. Brussa
M. Bruce Chernoff
Hank B. Swartout
Verne G. Johnson
Hector J. McFadyen

The names and municipalities of residence of the five (5) persons nominated for election as directors of Harvest Operations Corp. by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Harvest Operations Corp., the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	No. of Trust Units Beneficially Owned or Controlled (1)	Offices Held and Time as a Director	Principal Occupation
John A. Brussa (2)(4) Calgary, Alberta	237,750	Director since August 28, 2002	Barrister and Solicitor; Partner of Burnet, Duckworth & Palmer LLP (a law firm).
M. Bruce Chernoff(3)(4) Calgary, Alberta	4,497,995 (5)	Chairman of the Board and Director since May 17, 2002	Professional Engineer; Chairman of Harvest Operations Corp.; President and Director of Caribou Capital Corp. (a private investment management company) since June 1999; from April 2000 to October 2001, Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. (a public oil and natural gas company); from February to June 1999, Executive Vice President and Chief Financial Officer of Pacalta Resources Ltd. ("Pacalta") (a public oil and natural gas company); prior thereto, Executive Vice President of Pacalta.
Hank B. Swartout (3) Calgary, Alberta	500,000	Director since December 10, 2002	Chairman, President and Chief Executive Officer of Precision Drilling Corporation since July, 1987.

Name and Municipality of Residence	No. of Trust Units Beneficially Owned or Controlled [1]	Offices Held and Time as a Director	Principal Occupation
Verne G. Johnson [2][3] Calgary, Alberta	20,000	Director since August 28, 2002	President of KristErin Resources Inc., a private family company since January 2000; Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002; prior thereto, President and Chief Executive Officer of AltaQuest Energy Corporation from 1999 to 2000; prior thereto, President of Ziff Energy Group (an energy consulting company) from 1997 to 1999; prior thereto, President and Chief Executive Officer of ELAN Energy Inc. (a public oil and natural gas company) from 1989 to 1997.
Hector J. McFadyen [2][4] Calgary, Alberta	20,000	Director since August 28, 2002	Independent businessman and Director of Hunting PLC (a UK based public oil and natural gas company); formerly, President, Midstream Division, Alberta Energy Company Ltd. (a public oil and natural gas company). Director of Computershare Trust Company of Canada (a private Canadian company that manages the administration of shareholder and employee records from public and private companies throughout North America).

Notes:

(1) Represents all Trust Units held directly or indirectly or over which such person exercises control or direction. Based upon information provided by the director or officer to Harvest Operations Corp. by the nominees.
(2) Member of the Audit and Corporate Governance Committee.
(3) Member of the Reserves, Safety and Environment Committee.
(4) Member of the Compensation Committee.
(5) Includes 152,990 Trust Units held by Caribou Capital Corp., a company controlled by Mr. Chernoff.
(6) Harvest Operations Corp. does not have an executive committee.

3. Appointment of the Auditor of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. KPMG LLP has been the Trust's auditors since June 12, 2002.

4. Trust Indenture Amendment Resolution

Harvest Management has presented to the Board of Directors of Harvest Operations Corp. certain proposed amendments to the Trust Indenture and after considering such amendments the Board of Directors of Harvest Operations Corp. has determined to place before the Unitholders a special resolution approving amendments to the Trust Indenture as described below.

The authorized capital of the Trust currently consists of an unlimited number of Trust Units. In order to provide for further flexibility in acquisition opportunities, the Board of Directors of Harvest Operations Corp. recommends amending the Trust Indenture to authorize the creation of an unlimited number of Special Voting Units. Each Special Voting Right will entitle the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of Harvest Operations Corp. in the resolution authorizing the issuance of any such Special Voting rights.

The Trust Indenture will be amended to grant Harvest Operations Corp. the specific authority and responsibility for any and all matters relating to the terms of the NPI Agreement and other material contracts of the Trust (other than as otherwise provided in the Trust Indenture) including any amendments thereto. This amendment to the Trust Indenture is intended to enable the business of the Trust to be carried out more effectively for the benefit of Unitholders and, in the opinion of Harvest Management, the proposed amendment will not prejudice Unitholders.

At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "A" (the "Trust Indenture Amendment Resolution"), amending the Trust Indenture in the manner described above and as set forth in Schedule "A". The Board of Directors of Harvest Operations Corp. recommends that Unitholders approve the Trust Indenture Amendment Resolution.

5. New Class of Shares for Harvest Operations Corp.

The authorized capital of Harvest Operations Corp. currently consists of an unlimited number of common shares and an unlimited number of first preferred shares. In order to provide for further flexibility in capital raising opportunities, the Board of Directors of Harvest Operations Corp. recommends amending the articles of Harvest Operations Corp. to create a new class of non-voting common shares, issuable in series (the "Non-Voting Shares"). Except for the right to notice of and to attend at any meetings of the shareholders of Harvest Operations Corp., the holders of the Non-Voting Shares will have the same rights as the holders of common shares of Harvest Operations Corp.

The Trust Indenture provides that the Trustee shall not be permitted to amend the articles of Harvest Operations Corp. to change its authorized share capital without the approval of Unitholders by special resolution at a meeting of Unitholders called for that purpose. Accordingly, at the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "B" (the "Harvest Share Resolution") to authorize the amendment of the articles of Harvest Operations Corp. in the manner described above and set forth in Schedule "B". The Board of Directors of Harvest Operations Corp. recommends that Unitholders approve the Harvest Share Resolution. If the resolution is passed, Unitholders are hereby informed that Harvest Operations Corp. will pass a shareholders resolution in writing to amend the articles of Harvest Operations Corp. pursuant the *Business Corporations Act* (Alberta) to create the new class of Non-Voting Shares.

6. Amendment to Trust Unit Incentive Plan

The Trust currently has a Trust Unit Incentive Plan (the "Unit Incentive Plan" or the "Plan") which permits the Board of Directors of Harvest Operations Corp. to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to the directors, officers, consultants, employees and other ongoing service providers of the Trust and its subsidiaries, including Harvest Operations Corp. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of the Trust's long term performance and distributions. The maximum number of Trust Units issuable upon exercise of Incentive Rights under the Unit Incentive Plan is currently 875,000 Trust Units.

The Board of Directors of Harvest Operations Corp. administers the Unit Incentive Plan and determines participants in the Unit Incentive Plan, numbers of Incentive Rights granted, and the terms of vesting of any Incentive Rights. The grant price of the Incentive Rights (the "Grant Price") is equal to the closing price of the Trust Units on the trading date immediately preceding the date of grant (the "Grant Date"), unless otherwise permitted. The exercise price ("Exercise Price") per Incentive Right is calculated by deducting from the Grant Price the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less all debt, working capital deficiency (surplus) or debt equivalent instruments, depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

Incentive Rights are exercisable for a maximum of five years from the Grant Date and are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. The Trust has the option to settle outstanding Incentive Rights with Trust Units and/or cash. The number of Trust Units to be issued to settle outstanding Incentive Rights shall equal the amount determined by multiplying the number of Incentive Rights by the quotient obtained by dividing the difference between the current market price of a Trust Unit and the Exercise

Price by the current market price of a Trust Unit. Cash paid to settle outstanding Incentive Rights will equal the difference between the current market price of a Trust Unit less the Exercise Price multiplied by the number of Incentive Rights to be settled.

During the year ended December 31, 2002, no Incentive Rights were exercised or cancelled.

As of the date hereof, the following Incentive Rights were issued and outstanding under the Plan:

Group	Date Incentive Rights Granted	Trust Units Under Rights	Grant Price	Closing Price on Day Prior to Grant	Expiry Date
Executive Officers (4)	November 25, 2002	475,000	$8.00	$8.00	November 25, 2007
	February 14, 2003	9,500	$10.75	$10.75	February 14, 2008
Directors (4)	November 25, 2002	75,000	$8.00	$8.00	November 25, 2005
	February 14, 2003	25,000	$10.75	$10.75	February 14, 2008
Employees and Consultants (12)	November 25, 2002	237,500	$8.00	$8.00	November 25, 2005
	January 24, 2003	32,500	$10.21	$10.21	January 24, 2008
Total		854,500			

The Trust proposes to increase the number of Trust Units which may be reserved for issuance under the Unit Incentive Plan due to increases in the outstanding number of Trust Units and in order to assist in attracting and retaining qualified personnel. Pursuant to the rules of the TSX, any increase must be approved by the holders of a majority of the Unitholders. Accordingly, at the Meeting, the following ordinary resolution will be presented:

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF HARVEST ENERGY TRUST, that the maximum number of Trust Units issuable under the Unit Incentive Plan of Harvest Energy Trust be increased by 246,000 Trust Units from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units (approximately 10% of the outstanding Trust Units) and the same is hereby approved and authorized.

Implementation of the amendment to the Incentive Plan is subject to receipt of the approval of the TSX.

7. Advance Unitholder Approval for Private Placements

The Trust from time to time investigates opportunities to raise financing on advantageous terms. While the Trust has no specific plans at this time, it may undertake one or more financings over the next year that may be structured as private placements. Under the rules of the TSX, the aggregate number of Trust Units of a listed issuer which are issued or made subject to issuance (i.e. issuable under a purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of Trust Units outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless Unitholder approval has been obtained for such transactions.

The application of the TSX 25% Rule may restrict the availability to the Trust of funds which it may wish to raise in the future by private placement of its securities.

The TSX will accept advance approval by Unitholders in anticipation of private placements that may exceed the TSX 25% Rule provided such private placements are completed within 12 months of the date such advance Unitholder approval is given. Accordingly, the Trust wishes to present to Unitholders a proposal to proceed with additional private placements over the next twelve months in excess of the TSX 25% Rule.

As at April 23, 2003, approximately 11,210,957 Trust Units were issued and outstanding. Accordingly, the Trust proposes that the maximum number of Trust Units which either would be issued or made subject to issuance

under one or more private placements in the 12 month period commencing June 12, 2003 would not exceed 11,210,957 Trust Units in the aggregate, or 100% of the Trust's issued and outstanding Trust Units.

Any private placement proceeded with by the Trust under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

1. it must be substantially with parties at arms' length to the Trust;

2. it cannot materially affect the control of the Trust;

3. it must be completed within a 12 month period following the date the Unitholder approval is given; and

4. it must comply with the private placement pricing rules of the TSX, which currently require that the issued price per Trust Units must not be lower than the closing market price of the Trust Units on the TSX on the trading date prior to the date notice of the Private Placement is given to the TSX (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
$2.00 and above	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest price at which the securities are convertible by the holders thereof).

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific Unitholder approval may be required.

At the Meeting, Unitholders will be asked to consider the following ordinary resolution (the "Private Placement Resolution"):

"BE IT RESOLVED THAT the issuance by the Trust in one or more private placements during the 12 month period commencing June 12, 2003 of up to 11,210,957 Trust Units, as more particularly described in and subject to the restrictions described in the Trust's Information Circular - Proxy Statement dated April 30, 2003, be and is hereby approved."

In order to approve the ordinary resolution, a majority of the votes cast, in person or by proxy, at the Meeting on the Private Placement Resolution must be voted in favour thereof. In the event that the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of the number of Trust Units which exceed the TSX 25% Rule, without specific Unitholder approval. Such restriction could impede the Trust's timely access to required funds on favourable terms and thus affect the ability of the Trust to capitalize on opportunities that may arise.

REPORT ON EXECUTIVE COMPENSATION

The Trust's compensation plan for the executive officers of Harvest Operations Corp. has consisted of a combination of base salary, bonuses and the grant of rights under the Trust's Unit Incentive Plan. The Compensation Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other Canadian conventional oil and natural gas trusts and mid-sized oil and natural gas companies with a view to ensuring that such overall compensation packages are competitive. Such information is obtained from the independent consultants who regularly review compensation practices in Canada.

The foregoing report is respectfully submitted to Unitholders by the Compensation Committee:

John A. Brussa
M. Bruce Chernoff
Hector J. McFadyen

EXECUTIVE COMPENSATION

Summary Compensation Table

Harvest Operations Corp. currently has three executive officers who receive annual salaries of $125,000, $100,000 and $100,000, respectively. Such officers have received and also are eligible to receive rights to purchase Trust Units in the future in accordance with the Trust's Unit Incentive Plan. See "4. Trust Indenture Amendment Resolution".

The following table sets forth information concerning the compensation paid to the current President of Harvest Operations Corp. for the fiscal year ended December 31, 2002. No other officers of Harvest Operations Corp. received compensation in excess of $100,000 during the most recently completed financial year of Harvest Operations Corp.

		Annual Compensation				
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Rights Granted (#)**	**All Other Compensation ($)**
Jacob Roorda (1) President	2002	50,000	Nil	6,699	175,000	Nil

Notes:
(1) Mr. Roorda has been the President of Harvest Operations Corp. since August 1, 2002.
(2) Harvest Operations Corp. did not commence active business until July, 2002. Prior to Mr. Roorda's appointment, Mr. Chernoff was the President of Harvest Operations Corp. Mr. Chernoff did not receive any compensation, including rights under the Trust's Unit Incentive Plan, for acting as President of Harvest Operations Corp.

Incentive Rights Granted

The following table sets forth the details with respect to all Incentive Rights granted to Mr. Roorda during the fiscal year ended December 31, 2002.

Name	Securities Under Rights	% of Total Rights Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Rights on the Date of Grant ($/Security)	Expiration Date
Jacob Roorda	175,000	22.9	8.00	8.00	November 25, 2007

The following table sets forth with respect to Mr. Roorda, the number of Incentive Rights exercised, the number of unexercised Incentive Rights and the value of in-the-money Incentive Rights based upon the closing price of the Trust Units of $9.50 on December 31, 2002.

Name	Securities acquired on exercise (#)	Aggregate Value Realized ($)	Unexercised unit rights at year-end (#) exerciseable/unexercisable	Value of unexercised in-the-money unit rights at year-end ($) exerciseable/unexercisable
Jacob Roorda	-	-	-/175,000	-/297,500

Note:

(1) Based on the difference between the closing price of $9.50 per Trust Unit on the TSX on December 31, 2002 and the grant price of the Incentive Right less distributions per Trust Unit paid after the date the Incentive Right was granted multiplied by the number of Trust Units under the Incentive Right.

REMUNERATION OF DIRECTORS

Each of the directors of Harvest Operations Corp. are paid an annual retainer of $10,000, $500 for each board meeting attended, $500 for each committee meeting attended and are entitled to reimbursement for expenses incurred in carrying out their duties as directors. Each director can elect to take his remuneration in the form of cash or Trust Units. No compensation was paid to any director during the year ended December 31, 2002. The directors are also entitled to participate in the Trust's Unit Incentive Plan.

EMPLOYMENT CONTRACTS

Harvest Operations Corp. has not entered into employment agreements with any of its officers or senior employees. However, Harvest Operations Corp. intends to enter into employment agreements with each of its senior officers and such agreements are expected to contain industry standard severance and change of control provisions.

PERFORMANCE CHART

The closing price of the Trust Units on the TSX on their first day of trading on December 5, 2002 was $8.60. The closing price of the Trust Units on the TSX on December 31, 2002 was $9.50. The following graph illustrates changes from December 5, 2002 to December 31, 2002, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the TSX Energy Trust Index with all dividends and distributions reinvested. (1)


120
115
110
105
100
95
December 5, 2002
December 31, 2002
Harvest Energy Trust
TSX Composite Index
TSX Energy Trust Index

	December 5, 2002	December 31, 2002
Harvest Energy Trust	100	110.47
TSX Composite Index	100	101.11
TSX Energy Trust Index	100	105.71

Notes:

(1) The Harvest Energy Trust Unitholder Return represents a cumulative return of 141% per annum to December 31, 2002 for an initial investment on December 5, 2002.

(2) The S&P/TSX Composite Index was previously called the TSE 300 Index

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among an entity's board, management and shareholders. The TSX has prescribed that all entities listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust's corporate governance practices, some of which are provided by the terms of the Trust Indenture and others of which are established by the Board of Directors of Harvest Operations Corp.

	TSX Guidelines	The Trust's Alignment	Commentary
1.	The Board of Directors should explicitly assume responsibility for stewardship of the Company, including the following matters:	Yes	The mandate of the Board of Directors of Harvest Operations Corp. (the "Board") accepts responsibility for the stewardship of Harvest Operations Corp., the other subsidiaries of the Trust and the Trust to the extent delegated to Harvest Operations Corp. under the Trust Indenture. In general terms, the Board, in consultation with the President of Harvest Operations Corp. (the "President"), defines the principal objectives of the Trust and monitors the management of the business and affairs of the Trust with the goal of achieving the Trust's principal objectives.
a.	adoption of a strategic planning process	Yes	The Board has assumed responsibility for the adoption of a strategic planning process through its review of forecasts and capital budgets from time to time, and approval of strategic plans which take into account, among other things, the opportunities and risks of the business. This review is performed on an annual basis and also in connection with material transactions undertaken by the Trust.

	TSX Guidelines	The Trust's Alignment	Commentary
b.	identification of principal risks, and implementing risk management systems	Yes	The Board, the Audit and Corporate Governance Committee and the Reserve, Safety and Environment Committee perform the functions of identification of the principal risks of the business of the subsidiaries of the Trust, the implementation of appropriate systems to manage these risks and the review of the integrity of the internal controls and management information systems of the subsidiaries of the Trust. Directly and through the Audit and Corporate Governance Committee and the Reserve, Safety and Environment Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from Harvest Management and the external auditors.
c.	succession planning and monitoring senior management	Yes	The Board is responsible for monitoring and reviewing the performance of the President and senior leadership team and for ensuring adequate succession for their positions. The Compensation Committee is specifically mandated to ensure that appropriate executive succession planning and performance evaluation programs are in place and operating effectively. The Compensation Committee conducts an annual review of the performance of the President.
d.	communications policy	Yes	The Board endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the business, affairs and performance of the Trust in full compliance with all applicable legal requirements. The Board, directly or through the Audit and Corporate Governance Committee, approves major compliance and communication documents, including financial statements and management's discussion and analysis included in annual and quarterly reports, financing documents and other disclosure documents. The Audit and Corporate Governance Committee reviews financial risk management issues and the procedures to ensure the accurate and timely reporting of the Trust's financial and operating results to Unitholders.
e.	integrity of internal control and management information systems	Yes	The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Trust's financial reporting, internal control and management information systems and performs this function through its regular Board meetings and through the activities of the Audit and Corporate Governance Committee and the Reserves, Safety and Environment Committee.

	TSX Guidelines	The Trust's *Alignment*	***Commentary***
2.	Majority of directors should be "unrelated", and how these conclusions were reached	Yes	The Board is presently comprised of five (5) members. Mr. Brussa is considered an "outside" director, but may be a "related" director as his firm provides certain legal services to the Trust. All of the other directors are considered to be "outside" and "unrelated" directors as they are independent of Harvest Management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests arising from their ownership of Trust Units.
3.	Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	Yes	The Audit and Corporate Governance Committee's mandate includes nomination procedures and orientation of new members. A majority of the Audit and Corporate Governance Committee is comprised of unrelated directors. The Committee is responsible for identifying and recommending new nominees to fill vacancies on, or to add additional directors to, the Board as required.
4.	Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	Yes	Board nominations have historically been handled by the Board of Directors as a whole. The Audit and Corporate Governance Committee has implemented an informal process for the assessment and evaluation of the performance and contribution of individual members of the Board and will evaluate on an ongoing basis the effectiveness of the Board and its committees.
5.	Provide orientation and education programs for new directors	Yes	The mandate of the Audit and Corporate Governance Committee includes the development and periodic review of orientation and education programs for new directors.
6.	Consider size of Board of Directors, and impact of the number on Board effectiveness	Yes	The Audit and Corporate Governance Committee has determined that the present size of the Board is appropriate as it is large enough to permit a diversity of views without being too large to detract from the Board's efficiency and effectiveness.
7.	Review compensation of directors	Yes	The Compensation Committee reviews annually the form and amount of compensation to ensure that such compensation reflects the responsibilities and risks of being an effective director. The Compensation Committee benchmarks Directors compensation against compensation received by directors in similar positions. The Board will set director compensation based upon recommendations from this committee.

	TSX Guidelines	The Trust's Alignment	Commentary
8.	Committees should generally be composed of non-management directors and a majority of committee members should be unrelated	Yes	All committees of the Board are composed of non-management directors and all committees have a majority of unrelated directors.
9.	Appoint a committee responsible for the Trust's approach to corporate governance issues	Yes	The Audit and Corporate Governance Committee assists the Board in matters pertaining to the Trust's approach to governance issues, the organization and composition of the Board, the organization and conduct of Board meetings, and the effectiveness of the Board in performing and fulfilling its responsibilities.
10. a.	Define limits to management's responsibilities by developing mandates for:		
i.	the Board of Directors	Yes	The Board has developed and approved its mandate, which includes a description of its major goals and duties.
ii.	the Chief Executive Officer	Yes	Annually the Board and the President define the main role of the position and identify the key functions for the President to fulfill in the next year.
b.	Board of Directors should approve the Chief Executive Officer's corporate objectives	Yes	The corporate objectives for which the President is responsible are reviewed by the Board of Directors on an annual basis.
11.	Establish structures and procedures to enable the Board of Directors to function independently of management	Yes	The Board has determined to meet quarterly without Harvest Management present in order to ensure that the functioning of the Board is independent of Harvest Management. The Chairman of the Board is independent of Harvest Management. The committees of the Board meet independently of Harvest Management when warranted.

	TSX Guidelines	The Trust's Alignment	Commentary
12.	Ensure an Audit Committee consisting of non-management directors has a specifically defined mandate and direct communication channels with external auditors	Yes	The Board of Directors has established an Audit and Corporate Governance Committee comprised entirely of non-management directors and has specifically defined its roles and responsibilities in its mandate. The mandate of the Audit and Corporate Governance Committee specifies its objectives as follows: • to assist directors in meeting their responsibilities (particularly for accountability) in respect of the preparation and disclosure of the financial statements of the Trust and related matters; • to provide better communication between directors and external parties; • to ensure the external auditor's independence; • to increase the credibility and objectivity of financial reports; and • to strengthen the role of the outside directors by facilitating in depth discussions between directors on the Audit and Corporate Governance Committee, Harvest Management and external auditors. The Audit and Corporate Governance Committee's responsibilities include overseeing the nature and scope of the annual audit, to provide an assessment of qualifications and experience of audit firms available to perform the Trust's annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, review of major financial reports, documents and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The Audit and Corporate Governance Committee has regular access to the internal accounting group of management and meets with the external auditors at least twice a year. The mandate of the Audit and Corporate Governance Committee expressly requires the approval by it of any non-audit assignments by the Trust to the external auditor.
13.	Ensures a Reserve Audit Committee has been mandated and has direct communication with external oil and gas reserve evaluators	Yes	The Board has established a Reserves, Safety and Environment Committee comprised of three (3) unrelated directors. The Reserves, Safety and Environment Committee's responsibilities include reviewing the annual evaluation reports on the oil and gas reserves of the Trust's subsidiaries, periodically reviewing the qualifications, experience and independence of the consulting engineering firms reporting on the Trust's oil and natural gas reserves and meeting with the engineers employed or otherwise retained by the Trust's subsidiaries who prepare such reports.

	TSX Guidelines	The Trust's Alignment	Commentary
14.	Implement a system to enable individual directors to engage outside advisors at the Company's expense	Yes	Individual directors may engage outside advisors, at our expense, in appropriate circumstances.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

At no time since incorporation has there been any indebtedness of any director or officer of Harvest Operations Corp., or any associate of any such director or officer, to Harvest Operations Corp. or the Trust or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Harvest Operations Corp. or the Trust.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During 2002, Mr. Chernoff, director of Harvest Operations Corp., provided a personal guarantee in the amount of $3,000,000 to secure certain commodity hedging contracts of Harvest Operations Corp. Mr. Chernoff's guarantee remained in place until February 28, 2002 at which time the Harvest Management arranged for the transfer of the commodity hedging contracts to an alternate third party. Mr. Chernoff received no remuneration for providing the personal guarantee.

During 2002, a loan was provided to the Trust by Caribou Capital Corp., a company controlled by M. Bruce Chernoff, a director of Harvest Operations Corp., which bore interest at 20% per annum and was due on or before July 31, 2003 (the "Interim Loan"). The Interim Loan was secured by all of the assets of the Trust, but was not secured by properties of Harvest Operations Corp. All amounts outstanding under the Interim Loan were repaid with net proceeds from the Trust's initial public offering.

Upon completion of its initial public offering, a trust debenture issued August 15, 2002 by the Trust in the principal amount of $5 million was settled with the issuance of 5,000,000 Trust Units, of which 3,625,500 were issued to various directors and officers of Harvest Operations Corp. In addition, on January 23, 2003, warrants previously issued to Caribou Capital Corp., a company controlled by a director of Harvest Operations Corp., pursuant to the Interim Loan, were exercised for 150,000 Trust Units.

On closing of the initial public offering, certain directors and officers of Harvest Operations Corp. delivered an undertaking to the underwriters not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or Harvest Operations Corp., or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Harvest Operations Corp. then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004. The undertaking related to the 3,625,500 Trust Units issued to various directors and officers of Harvest Operations Corp. upon settlement of the trust debenture.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Harvest Management is not aware of any material interest of any director, senior officer or nominee for director of Harvest Operations Corp., or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

OTHER MATTERS

Harvest Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of Harvest Operations Corp. on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 30, 2003

HARVEST ENERGY TRUST
By: Harvest Operations Corp.

(signed) Jacob Roorda
President

(signed) David Fisher
Vice-President Finance

SCHEDULE "A"
TRUST INDENTURE AMENDMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Trust Indenture be amended as follows:

Section 3.2 of the Trust Indenture be deleted and replaced with the following:

"3.2 Authorized Number of Trust Units and Special Voting Units

The aggregate number of Trust Units and Special Voting Units which are authorized and may be issued hereunder is unlimited.

The Trust Indenture be amended by inserting a new section 3.10 as follows:

"3.10 Special Voting Rights

In addition to Trust Units, there may be issued Special Voting Rights entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Rights. Except for the right to vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the trust on termination of the Trust.

Section 8.2 of the Trust Indenture be deleted and replaced with the following:

"8.2 Offerings and Other Matters

The Trustee hereby delegates to the Corporation (through its Board of Directors) responsibility for any or all matters relating to: (a) an Offering including: (i) ensuring compliance with all applicable laws; (ii) the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iii) any subscription agreement or underwriting or agency agreements providing for the sale of Trust Units or securities convertible for or exchangeable into Trust Units or rights to Trust Units; (iv) the adoption of a unitholder rights plan and without limitation those matters set forth in Section 7.1(b) hereof; (iv) all matters concerning any Underwriting Agreement providing for the sale of Trust Units or rights to Trust Units; and (b) the terms of, and amendment from time to time of the Material Contracts. The Corporation hereby accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances; the Corporation, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of any authority delegated to it hereunder."

2. subject to the implementation of this special resolution as set forth in paragraph no. 3 below, this special resolution shall be effective as of the date of its approval by the Unitholders; and

3. the proper officers of Harvest Operations Corp. ("Harvest") and/or the Trustee, on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of Harvest Operations Corp. may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

SCHEDULE "B"
HARVEST SHARE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of incorporation of Harvest Operations Corp. ("Harvest") be amended pursuant to Section 173(1)(d) of the *Business Corporations Act* (Alberta) to create a new class of non-voting common shares (the "Non-Voting Common Shares") having the same rights, privileges and restrictions as the holders of voting common shares of Harvest except that such Non-Voting Common Shares shall not have the right to notice of and to attend at any meetings of the shareholders of Harvest;

2. subject to the implementation of this special resolution as set forth in paragraph no. 3 below, this special resolution shall be effective as of the date of its approval by the Unitholders; and

3. the proper officers of Harvest and/or the Trustee, on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of Search may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

34

HARVEST ENERGY TRUST

Instrument of Proxy
For the Annual and Special Meeting of Unitholders

The undersigned unitholder (the "Unitholder") of Harvest Energy Trust (the "Trust") hereby appoints M. Bruce Chernoff, Chairman of Harvest Operations Corp., of the City of Calgary, in the Province of Alberta, or, failing him, Jacob Roorda, President of Harvest Operations Corp., of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,______________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on June 12, 2003 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Harvest Energy Trust Units (the "Units") represented by this instrument of proxy in the following manner:

1. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the ordinary resolution re-appointing Valiant Trust Company as the Trustee of the Trust to hold office until the end of the next annual meeting as specified in the Information Circular – Proxy Statement of the Trust dated April 30, 2003 (the "Information Circular");

2. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the election as directors of Harvest Operations Corp., for the ensuing year, the five (5) nominees as specified in the Information Circular;

3. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of KPMG LLP, Chartered Accountants, to serve as auditors of the Trust until the next annual meeting of Unitholders as specified in the Information Circular;

4. **FOR ☐ or AGAINST ☐** the Trust Indenture Amendment Resolution approving amendments to the Trust Indenture as specified in the Information Circular;

5. **FOR ☐ or AGAINST ☐** the Harvest Share Resolution approving an amendment to the Articles of Harvest Operations Corp. as specified in the Information Circular;

6. **FOR ☐ or AGAINST ☐** the ordinary resolution authorizing an increase in the number of Trust Units issuable pursuant to the Trust's Unit Incentive Plan;

7. **FOR ☐ or AGAINST ☐** the ordinary resolution approving the issuance by the Trust, in one or more private placements, of such number of securities as would result in the Trust issuing, during the next twelve (12) months, an amount of securities not exceeding 100% of the currently issued and outstanding Trust Units, as more particularly described in the Information Circular and subject to the receipt of all necessary regulatory approvals; and

8. At the discretion of the said proxyholder, for or against any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of Harvest Operations Corp. The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ________________, 2003.

____
(Signature of Unitholder)

____
(Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and will not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, before 4:30 p.m. (Calgary time) on June 10, 2003. A proxy is valid only at the Meeting in respect of which it is given or any adjournment or adjournments of that Meeting.

Consolidated Balance Sheet

	December 31 2002
Assets	
Current assets	
Cash and short-term investments	$ 4,502,947
Accounts receivable	13,577,870
Prepaid expenses	409,573
	18,490,390
Deferred financing charges, net of amortization	2,209,792
Restoration fund *[Note 9]*	125,000
Future income tax *[Note 9]*	1,272,000
Property, plant and equipment, net *[Note 4]*	71,631,507
	$ 93,728,689
Liabilities and Unitholders' Equity	
Current liabilities	
Accounts payable and accrued liabilities	$ 5,593,405
Cash distributions payable	1,862,500
Accrued interest payable	389,349
Large corporation taxes payable	46,771
	7,892,025
Long-term debt *[Note 5]*	45,286,396
Site restoration and reclamation *[Note 3]*	544,178
	53,722,599
Commitments and contingencies [Note 13]	
Unitholders' equity	
Unitholders' capital *[Note 6]*	36,727,997
Accumulated income	5,136,093
Contributed surplus *[Note 7]*	4,500
Accumulated cash distributions	(1,862,500)
	40,006,090
	$ 93,728,689

Subsequent events [Note 12]

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

Director　　　　Director

Consolidated Statement of Income and Accumulated Income

For the period from July 10 (date of formation) to December 31, 2002

Revenues	
Oil and natural gas sales, net of hedging	$ 21,699,861
Royalties	(2,864,411)
Royalty income	119,982
	18,955,432
Expenses	
Operating	6,396,294
Interest and amortization of financing charges	2,046,406
Interest on long-term debt	599,137
General and administrative	576,780
Site restoration and reclamation	544,178
Depletion, depreciation and amortization	5,136,829
Foreign exchange gain	(255,056)
	15,044,568
Income before taxes	3,910,864
Taxes	
Large corporation taxes	46,771
Future tax recovery *[Note 9]*	(1,272,000)
Net income for the period being accumulated income	$ 5,136,093
Income per trust unit, basic *[Note 6]*	$ 3.69
Income per trust unit, diluted *[Note 6]*	$ 3.46

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

Period from July 10 (date of formation) to December 31, 2002	
Cash provided by (used in):	
Operations	
Net income for the period	$ 5,136,093
Add items not involving cash:	
Depletion, depreciation and amortization	5,136,829
Amortization of finance charges	209,788
Site restoration and reclamation	544,178
Foreign exchange gain	(255,056)
Unit based compensation	4,500
Future tax recovery	(1,272,000)
Cash flow from operations	9,504,332
Change in non-cash working capital *[Note 11]*	(6,974,243)
	2,530,089
Financing	
Issue of trust units, net of costs	31,727,997
Deferred charges	(2,419,580)
Initial financing	55,041,491
Repayment of initial financing	(55,041,491)
Issuance of debentures	5,000,000
Issuance of long-term debt	60,202,789
Repayment of long-term debt	(14,661,337)
Change in non-cash working capital *[Note 11]*	781,049
	80,630,918
Investing	
Acquisition of properties	(76,153,324)
Additions to property, plant and equipment	(770,162)
Proceeds on disposition of property, plant and equipment	155,150
Reclamation fund	(125,000)
Change in non-cash working capital *[Note 11]*	(1,764,724)
	(78,658,060)
Increase in cash and short-term investments	4,502,947
Cash and short-term investments, beginning of period	–
Cash and short-term investments, end of period	$ 4,502,947
Cash interest payments	$ 1,886,921
Cash tax payments	–
Cash distribution per trust unit	$ 0.20

See accompanying notes to consolidated financial statements.

1. Structure of the Trust

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties acquired and held by Harvest Operations.

The beneficiaries of the Trust are the holders of trust units. The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. The amount of the distributions per trust unit are equal to the pro-rata share of the net income of the Trust (including direct royalties received, net profit interests in the oil and natural gas properties and crown charges that are not deductible for income tax purposes of Harvest Operations), dividends of Harvest Operations, Alberta Royalty Tax Credits received less expenses (including interest and net debt repayments) and net realized capital gains of the Trust less an appropriate working capital reserve.

2. Significant accounting policies

These consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) Consolidation

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiary Harvest Operations. All inter-entity transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and site restoration and reclamation and amounts used for the ceiling test calculation are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty.

(c) Revenue recognition

Revenues associated with the sale of the Harvest Operation's crude oil, natural gas and natural gas liquids are recognized when title passes from Harvest Operations to its customer.

(d) Cash and short-term investments

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximate market value.

(e) Joint venture accounting

Harvest Operations conducts substantially all of its oil and natural gas production activities through joint ventures, and the accounts reflect only their proportionate interest in such activities.

(f) Property, plant and equipment

The Trust follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against income. Renewals and enhancements that extend the economic life of the capital assets are capitalized.

Gains and losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

Ceiling test

The Trust places a limit on the aggregate cost of capital assets, which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby the capitalized costs, less accumulated depletion and site restoration and the lower of cost and market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

Site restoration and reclamation provision

The Trust provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Depletion, depreciation and amortization

Provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and

natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation and amortization of office furniture and equipment is provided for at rates ranging from 20% to 33% per annum.

(g) Income taxes
The Trust is a taxable entity under the *Income Tax Act (Canada)* and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust plans to distribute all of its taxable income to the unitholders and meets the requirements of the *Income Tax Act (Canada)* applicable to a Trust, the Trust makes provision for income taxes on the taxes payable basis.

Harvest Operations follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and its respective tax base, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(h) Unit-based compensation
The Trust uses the intrinsic value based method of accounting for the Trust Unit incentive plan [Note 7]. Under the terms of the plan, the exercise price of rights granted may be reduced in future periods based on the distributions made to Trust unitholders. The Trust does not recognize compensation expense on the issuance of rights to employees and directors as the exercise price of rights equals the market price on the day of the grant. Rights issued to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

(i) Deferred financing charges
Deferred financing charges relate to costs incurred on the issuance of debt and are amortized on a straight-line basis over the term of the debt, and are included in the associated interest expense.

(j) Financial instruments
Harvest Operations enters into financial instruments to manage its exposure to adverse fluctuations in commodity prices, foreign currency exchange rates, electricity costs and interest rates. Harvest Operation's policy is not to utilize derivative financial instruments for trading or speculative purposes. Realized gains or losses on financial instruments that are designated and assessed effective as hedges are recognized in income concurrently with the underlying hedged transaction. If the hedge of an anticipated transaction is terminated or ceases to be effective, the associated gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in value of the financial instruments are reflected in income.

(k) Foreign currency translation
Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

3. Site restoration and reclamation

Site restoration involves the surface clean up and reclamation of well site and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantlement of facilities as well as the decontamination and reclamation of these lands. Total estimated future costs, net of salvage value, are approximately $9,213,808, of which $544,178 has been accrued to December 31, 2002. The board of directors has established a fund to ensure that cash is available to carry out the future site restoration and reclamation work. In 2002, $125,000 has been contributed to this fund.

4. Property, plant and equipment

	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Oil and natural gas properties	$ 55,188,754	$ (3,841,661)	$ 51,347,093
Production facilities and equipment	21,343,287	(1,271,752)	20,071,535
Office furniture and equipment	236,295	(23,416)	212,879
	$ 76,768,336	$ (5,136,829)	$ 71,631,507

General and administrative costs of $174,425 have been capitalized during the period ended December 31, 2002.

All costs are subject to depletion and depreciation at December 31, 2002. In addition, future development costs of $9,857,300 are included in depletion and depreciation calculations at December 31, 2002.

In accordance with Canadian GAAP, the Trust has performed a ceiling test as at December 31, 2002. Using December 31, 2002 commodity prices of WTI US$31.23 per barrel for crude oil and AECO $5.20 per mcf for natural gas, resulted in a ceiling test excess.

5. Long-term debt

On November 14, 2002, Harvest Operations entered into a term borrowing base credit facility for U.S. $60 million. This facility has an initial borrowing base of U.S. $38 million, bears interest at the lender's prime rate plus an applicable margin in the case of a base rate loan, and at a LIBOR rate or Bankers Acceptance stamping fee plus an applicable margin in the case of a Eurodollar loan or Bankers Acceptance loan. The applicable margin is 1.125% or 1.875% for a base rate loan and 2.125% or 2.875% for a Eurodollar loan or Bankers Acceptance loan, depending on the amount of the borrowing base that is drawn. The effective interest rate for this facility was 5.35% for the period ended December 31, 2002. To secure the credit facility, Harvest Operations granted the lender a first priority lien on all of its assets. Certain restrictive covenants, including a requirement that Harvest Operations maintain price hedging agreements for not less than 67% of its expected production, and financial ratios are required to be maintained for the purpose of measuring Harvest Operations' ability to meet its obligation under the credit agreement. Accrued interest is due and payable quarterly. The facility will revolve until April 30, 2004 at which time any outstanding principal and interest balances must be repaid.

6. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

Each Trust Unitholder is entitled to a beneficiary interest in any distribution of the Trust and in any net assets in the event of termination or wind-up. Trust units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the trust units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Trust in respect of redemptions in any calendar month shall not exceed $100,000. To the extent that a unitholder is entitled to a redemption payment, it will be satisfied by a cash payment from the Trust or by the Trust distributing a pro-rata number of Harvest Operations notes or distributing its own notes.

(b) Issued

	Number of Units	Amount
Issued for cash on formation (i)	100	$ 100
Initial public offering (ii)	4,312,500	34,500,000
Settlement of debenture (iii)	5,000,000	5,000,000
Cancel the initial units issued on formation (i)	(100)	(100)
Unit issue costs	-	(2,772,003)
As at December 31, 2002	9,312,500	$ 36,727,997

(i) On July 10, 2002, the Trust issued 100 units for cash proceeds of $100. As per the agreement on the initial issuance, the units were cancelled upon the completion of the initial public offering on December 5, 2002.

(ii) On December 5, 2002, the Trust issued 3,750,000 trust units for $27.6 million, net of a 6% underwriters' fee and $702,003 of issue costs. The net proceeds were used to fully repay a loan from a corporation controlled by a director of Harvest Operations and partially repay the bank loans. In conjunction with this initial public offering, the Trust granted the underwriters an option, to purchase up to an additional 562,500 trust units at a price of $8.00 per unit. On December 17, 2002, the underwriters exercised the option; the net proceeds were used to partially repay the bank loans.

(iii) Upon completion of the initial public offering the Trust paid the trust debenture principal and interest thereon, by the issuance of 5,000,000 trust units and a cash payment of $34,829.

(c) Per unit information

The following table summarizes the trust units used in calculating income per trust unit.

Period ended December 31, 2002	
Weighted average trust units outstanding, basic	1,391,608
Effect of trust unit rights	87,500
Weighted average trust units outstanding, diluted	1,479,108

The income for the diluted income per trust unit determined includes the effect of $17,500 on trust unit distributions.

7. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 875,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the

cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust Unit Rights #	Weighted Average Exercise Price
Granted on November 25, 2002	787,500	$ 8.00
Reduction in exercise price due to December 2002 distribution	-	(0.20)
Outstanding, December 31, 2002	787,500	$ 7.80

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	25.6%
Risk free interest rate	3%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust unit figures would have been reduced as follows:

Net income	As reported	$ 5,136,093
	Pro forma	$ 4,969,520
Income per trust unit – basic	As reported	$3.69
	Pro forma	$3.57
Income per trust unit – diluted	As reported	$3.46
	Pro forma	$3.35

During the period, the Trust has recognized $4,500 in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

8. Related party transactions

A corporation controlled by a director of Harvest Operations had advanced and was repaid $30,971,491 during the period ended December 31, 2002. The loans bore interest at a rate of 20% per annum and were unsecured. The corporation was granted warrants to purchase 150,000 trust units at $1.00 per unit as a fee for providing the credit facility. The warrants were exercised subsequent to year end. The Trust paid $1,215,891 of interest on the loan during the period ended December 31, 2002.

Certain officers and directors of Harvest Operations and their associates provided $3,837,500 of the $5,000,000 of funds obtained pursuant to a debenture issued and repaid during the period ended December 31, 2002. The debenture bore interest at a rate of 2.25% per annum and was unsecured The Trust paid $26,731 of interest on the debenture during the period ended December 31, 2002.

As at December 31, 2002, the financial derivatives [Note 10] were secured by a $3,000,000 personal guarantee provided by a director of Harvest Operations.

9. Income taxes

The provisions for future income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates to the reported income before taxes as follows:

Income before taxes	$ 3,910,864
Computed income tax expense at the statutory rate of 42.1%	1,646,473
Amount included in Trust income	(2,912,280)
	(1,265,807)
Increase (decrease) resulting from:	
Non-deductible crown royalties and other payments	9,400
Federal resource allowance	(17,000)
Other	1,407
Future income taxes	$ (1,272,000)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations for financial reporting purposes and the amounts used for income tax purposes. The components of the Harvest Operation's future tax assets are as follows:

Future tax assets:	
Tax pools of oil and natural gas in excess of net book value	$ 552,700
Resource allowance	172,000
Tax loss carryforwards	547,300
Net future tax asset	$ 1,272,000

At December 31, 2002, the Trust has tax pools of aggregating $63,000,000, including $12,000,000 in non-capital losses expiring in 2009. The tax pools exceed the corresponding book values by approximately $18,000,000.

At December 31, 2002, Harvest Operations has tax pools aggregating $32,000,000, including $1,300,000 in non-capital losses expiring in 2009. The tax pools exceed the corresponding book values by approximately $3,500,000.

10. Financial instruments

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(a) Fair values

Financial instruments of the Trust consist mainly of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, distributions payable, large corporation taxes payable and long-term debt. As at December 31, 2002, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair value.

(b) Interest rate risk

The Trust is exposed to interest rate risk on its long-term debt.

(c) Credit risk

Substantially all of the accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad base of customers, which includes a significant number of companies engaged in joint operations with the Trust. The Trust routinely assesses the financial strength of its partners and customers, including parties involved in the marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(d) Commodity risk management

The bank loan agreement requires the Trust to maintain hedging arrangements of not less than two thirds of its expected production volumes. The Trust uses oil sales contracts and derivative financial instruments to comply with this requirement. Under the terms of some of the derivative instruments, Harvest Operations is required to provide security from time to time based on the underlying market commodity price of those contracts.

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2002, that have fixed future sales prices:

Swaps:	Term	Price per Barrel	Mark-to-Market Gain (Loss) $
1,000 bbls/d	January through March 2003	Cdn $38.30	(826,311)
1,000 bbls/d	April through June 2003	Cdn $37.59	(513,586)
1,000 bbls/d	July through September 2003	Cdn $37.10	(298,033)
1,000 bbls/d	October through December 2003	Cdn $36.63	(197,719)
200 bbls/d	January through March 2003	US $24.95	(146,191)
200 bbls/d	April through June 2003	US $24.39	(86,590)
1,510 bbls/d	January through March 2004	US $23.23	(133,207)
1,300 bbls/d	January through March 2004	US $24.33	88,347
1,430 bbls/d	April through June 2004	US $22.93	(89,462)
1,380 bbls/d	July through September 2004	US $22.70	(91,323)
1,325 bbls/d	October through December 2004	US $22.54	(97,395)
1,100 bbls/d	January through March 2005	US $22.38	(93,532)
1,030 bbls/d	April through June 2005	US $22.18	(112,047)

Collars:	Term	Price per Barrel	Mark-to-Market Gain (Loss) $
500 bbls/d	January through March 2003	Cdn $35.00 - 41.30	(278,156)
500 bbls/d	April through June 2003	Cdn $35.00 - 39.60	(165,338)
500 bbls/d	July through September 2003	Cdn $35.40 - 38.40	(89,217)
500 Bbls/d	October through December 2003	Cdn $35.50 - 37.35	(65,740)

The Trust has also entered into a physical contract to deliver 6,000 bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of US$8.23 per bbl, such price not to be less than US$14.40 per bbl or greater than US$17.24 per bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at December 31, 2002:

Swaps:	Term	Price per Megawatt	Mark-to-Market Gain (Loss) $
5MW	January through December 2003	Cdn $46.30	63,072

At December 31, 2002 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $3,123,000.

11. Change in non-cash working capital

Changes in non-cash working capital items:		
Accounts receivable	$	(13,577,870)
Prepaid expenses		(409,573)
Accounts payable and accrued liabilities		5,593,405
Accrued interest payable		389,349
Large corporation taxes payable		46,771
	$	(7,957,918)
Changes relating to operating activities	$	(6,974,243)
Changes relating to financing activities		781,049
Changes relating to investing activities		(1,764,724)
	$	(7,957,918)

12. Subsequent events

On January 15, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on January 31, 2003. The distribution was paid on February 17, 2003. On February 17, 2003, 79,208 trust units were issued for $794,650 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plans.

On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

On January 24, 2003, 32,500 trust unit rights were issued to employees under the trust unit incentive plan with an exercise price of $10.21 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On January 29, 2003, Harvest Operations entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $46 per MW from January 1, 2004 to January 1, 2005.

On February 4, 2003, pursuant to an underwriting agreement dated January 26, 2003, the Trust issued 1,500,000 special warrants that are exercisable into 1,500,000 trust units for $14,050,000, net of a 5% underwriters' fee and approximately $200,000 of issue costs. Subsequent to the exercising of these rights, the net proceeds were added to working capital and used to partially repay the long-term debt.

On February 8, 2003, the Trust announced a cash distribution of $0.20 per unit to the unitholders of record on February 28, 2003. The distribution was paid on March 17, 2003. On March 17, 2003, 73,230 trust units were issued for $780,223 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On February 14, 2003, 34,500 trust unit rights were issued to directors under the trust unit incentive plan with an exercise price of $10.75 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On February 26, 2003, the personal guarantee provided by a director for the financial derivative contracts in place was replaced by cash on account of approximately US$2,163,000 from Harvest Operations.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations subsequent to December 31, 2002, that have fixed future sales prices:

Trade Date	Swaps	Term	Price per Barrel
January 14, 2003	1,300 bbls/d	January through March 2004	US$24.33
February 26, 2003	1,200 bbls/d	April through June 2004	US$25.50
February 26, 2003	500 bbls/d	July through September 2004	US$24.56
February 26, 2003	500 bbls/d	October through December 2004	US$24.03
March 21, 2003	500 bbls/d	January through December 2004	US$24.12

Associated with the swap agreement entered into on March 21, 2003, Harvest Operations sold a put agreement to the counterparty for 500 bbls/day at US$15.50.

13. Commitments and contingencies

The vendor of certain properties purchased by Harvest Operations has indicated its intent to charge an additional $5.8 million for the properties purchased. Management believes that such amount is not owing to the vendor and accordingly, the additional amount has not been included in the cost of the purchase. This dispute is expected to be resolved through an arbitration process and any amount paid and not recoverable will be recorded as capital assets upon settlement.

News release via Canada NewsWire, Calgary 403-269-7605

36 37

Attention Business Editors:
Harvest Energy Trust Confirms June 16th, 2003 Cash Distribution of $0.20 Per Unit

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

CALGARY, May 16 /CNW/ - (TSX: HTE.UN) - Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on June 16th, 2003 to Unitholders of record on May 30th, 2003. Harvest trust units are expected to commence trading on an ex-distribution basis on May 28th, 2003. This distribution amount represents Distributable Cash earned in the month of May 2003.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands-on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders.

A part of Harvest's financial strategy is to retain up to 50% of its Cash Available for Distribution for capital reinvestment in the form of existing property enhancement and new property acquisitions while maintaining a high rate of cash distributions. Based upon Management's expectations for production levels and operating performance of existing assets, current commodity markets coupled with Harvest's hedging program and the impact of the rising Canadian dollar, Harvest estimates that its payout ratio for 2003 will be approximately 75%. Harvest currently operates approximately 99% of its production, enabling it to pursue additional asset growth through property optimization and enhancement.

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

%SEDAR: 00018577E

/For further information: Jacob Roorda, President or David M. Fisher, Vice President, Finance, Harvest Energy Trust, Telephone: (403) 265-1178, Facsimile: (403) 265-3490, Email address: information(at)harvestenergy.ca/
(HTE.UN.)

CO: Harvest Energy Trust

CNW 09:00e 16-MAY-03

04 MAR -9 AM 7:21

VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

38

May 15, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
North West Territories Registrar of Securities *(via SEDAR)*
Yukon Registrar of Securities *(via SEDAR)*
Nunavut Registrar of Securities *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Harvest Energy Trust
Annual and Special Meeting of Unitholders
To Be Held on June 12, 2003

In our capacity as the Agent for Harvest Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the unitholders of Harvest Energy Trust, on **May 15, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Harvest Energy Trust
Attn: Ms. Debbie Harrison

DECLARATION AS TO MAILING

PROVINCE)	IN THE MATTER OF **HARVEST ENERGY TRUST** ("TRUST"),
OF)	THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
ALBERTA)	TO BE HELD ON **JUNE 12, 2003**.

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON MAY 15, 2003, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 23, 2003, **WERE THE REGISTERED HOLDERS OF TRUST UNITS OF THE TRUST;**

   (a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR - PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2002 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MAY 15, 2003 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE TRUST WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 15TH DAY OF MAY 2003.

__________"Pam Elliott"__________	________"Cheryl Dahlager"________
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA	Cheryl Dahlager
My commission expires on November 15, 2003.	

VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

39

May 15, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
North West Territories Registrar of Securities *(via SEDAR)*
Yukon Registrar of Securities *(via SEDAR)*
Nunavut Registrar of Securities *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Harvest Energy Trust
Annual and Special Meeting of Unitholders
To Be Held on June 12, 2003

In our capacity as the Agent for Harvest Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the unitholders of Harvest Energy Trust, on **May 15, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Harvest Energy Trust
Attn: Ms. Debbie Harrison

DECLARATION AS TO MAILING

PROVINCE) IN THE MATTER OF **HARVEST ENERGY TRUST** ("TRUST"),
OF) THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
ALBERTA) TO BE HELD ON **JUNE 12, 2003**.

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON MAY 15, 2003, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 23, 2003, **WERE THE REGISTERED HOLDERS OF TRUST UNITS OF THE TRUST;**

   (a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR - PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2002 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MAY 15, 2003 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE TRUST WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 15TH DAY OF MAY 2003.

__________"Pam Elliott"____________
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2003.

________"Cheryl Dahlager"________
Cheryl Dahlager

VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

40

May 15, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
North West Territories Registrar of Securities *(via SEDAR)*
Yukon Registrar of Securities *(via SEDAR)*
Nunavut Registrar of Securities *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Harvest Energy Trust
Annual and Special Meeting of Unitholders
To Be Held on June 12, 2003

In our capacity as the Agent for Harvest Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the unitholders of Harvest Energy Trust, on **May 15, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Harvest Energy Trust
Attn: Ms. Debbie Harrison

DECLARATION AS TO MAILING

PROVINCE) IN THE MATTER OF **HARVEST ENERGY TRUST** ("TRUST"),
OF) THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
ALBERTA) TO BE HELD ON **JUNE 12, 2003**.

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON MAY 15, 2003, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 23, 2003, **WERE THE REGISTERED HOLDERS OF TRUST UNITS OF THE TRUST;**

   (a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR - PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2002 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MAY 15, 2003 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE TRUST WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 15TH DAY OF MAY 2003.

"Pam Elliott"	"Cheryl Dahlager"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA	Cheryl Dahlager
My commission expires on November 15, 2003.	

41

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES FIRST QUARTER 2003 RESULTS, EASTERN ALBERTA PROPERTIES ACQUISITION AND CONFIRMS DISTRIBUTION GUIDANCE

MAY 29, 2003

Calgary, May 29, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced its unaudited operating and financial results for the first quarter 2003, the acquisition of certain Eastern Alberta properties and distribution guidance.

FIRST QUARTER HIGHLIGHTS

- Sales volume averaged 8,223 BOE/d;
- Cash flow from operations during Q1 was $0.62 per trust unit after hedging losses ($1.45 per trust unit prior to hedging losses);
- Distributions of $0.60 per trust unit;
- Successfully drilled eight horizontal wells in Hayter; Proceeding with follow-up eight well drilling program in Q2;
- Completed a financing of 1.5 million Special Warrants at $10.00 each for gross proceeds of $15 million; and
- Subsequent to the end of the quarter on April 11, 2003 acquired the Killarney property adding 925 BOE/d of production and on May 28, 2003 entered into an agreement to acquire the Eastern Alberta properties, set out below.

EASTERN ALBERTA PROPERTIES ACQUISITION HIGHLIGHTS

- Acquiring 1,350 BOE/d of production and 1.454 million BOE of established reserves on favourable terms ($9,800 per BOE/d and $9.08 per BOE);
- Accretive to cash flow per trust unit in 2003;
- Similar operating characteristics to existing assets in Eastern Alberta; and
- Further ownership consolidation in the Killarney property, acquired in April 2003.

DISTRIBUTION GUIDANCE

Harvest confirms that subject to monthly review and approval by the Board of Directors of Harvest Operations Corp. Harvest intends to continue to distribute $0.20 per trust unit per month. Although the recent acquisitions are accretive to cash flow per trust unit, additional cash flow derived from the acquired properties will be used to fund Harvest's ongoing property enhancement program and acquisition strategy.

FIRST QUARTER FINANCIAL AND OPERATIONAL SUMMARY

Financial *($000's except per BOE and per trust unit amounts)*	**Three months ended March 31, 2003**
Net revenue, before hedging	$23,307
Net revenue, net of hedging	$14,738
Hedging Loss	$8,570
Cash flow from operations	$6,489
Cash flow from operations per trust unit	$0.62
Net income	$3,736
Net income per trust unit	$0.36
Capital expenditures	$5,893
Net debt	$22,351

Financial *($000's except per BOE and per trust unit amounts)*	**Three months ended March 31, 2003**
Declared distributed to unitholders	$6,024
Declared distributions per trust unit	$0.60
Weighed average trust units outstanding	10,387,522
Trust units outstanding at the end of the period	11,114,938

Operating and Reserves *(Natural gas converted to barrel of oil equivalent (BOE) on a 6:1 basis)*	**Three months ended March 31, 2003**	**Period ended December 31, 2002**
Average daily sales volumes		
Crude oil and natural gas liquids (Bbls/d)	8,077	4,203
Natural gas (mcf/d)	875	624
Total (BOE/d)	**8,223**	**4,307**
Production exit rate (BOE/d)	8,600	8,610

EASTERN ALBERTA PROPERTIES ACQUISITION

Harvest announces that its wholly owned subsidiary, Harvest Operations Corp., has entered into an agreement to purchase oil and natural gas producing properties in the Amisk, Czar, Hayter and Killarney fields for consideration of approximately $13 million subject to final adjustments. The acquisition is expected to close prior to June 15, 2003.

The acquisition will be financed through the issuance of 625,000 trust units, a cash payment of $6 million and the assumption of certain liabilities. Debt outstanding following closing of this acquisition is expected to be approximately $49 million, or approximately 1.1 times annualized cash flow pro forma this acquisition.

Properties Highlights:

- Current production of 1,350 BOE; The majority of the production is derived from the Amisk and Czar properties ($9,800 per BOE/d);
- Established reserves as determined by McDaniel & Associates, of 1.454 million BOE ($9.08 per BOE);
- Accretive to cash flow per trust in 2003;
- Similar operating characteristics and situated in close proximity to Harvest's core operating area in Eastern Alberta, enabling operating efficiencies;
- Similar reservoir characteristics to Harvest's existing properties; High quality, mature production from large original-oil-in-place supported by an active natural water drive;
- Property consolidation through the acquisition of an incremental 20% working interest in a portion of the Killarney property, acquired in April, 2003, bringing interest to 83% in this portion;
- Property enhancement from production optimization to yield incremental production and reduce operating expenses;
- Production from this property is medium gravity at 19° API gravity; and
- Trust units outstanding following the acquisition will be approximately 12.1 million.

2003 OUTLOOK

Combining the incremental performance for the production from these properties and Harvest's 2003 existing base of production, Harvest expects its last three quarters of 2003 to be:

	Last 9 months of 2003	12 months of 2003
Average Production	10,600 BOE/d	10,000 BOE/d
Average Royalty Rate	14%	13%
Operating Expenses	$9.00 per BOE	$9.04 per BOE
Payout Ratio	70%	75%

FIRST QUARTER MESSAGE TO UNITHOLDERS

The first quarter of 2003 was active for Harvest with the commencement of the first development drilling program and the ongoing optimization of field operations. Results were in-line with expectations except for two items that impacted operational and financial performance. Specifically, Harvest experienced higher operating expenses than had originally been expected as a result of higher electrical power costs in Alberta. Electrical power costs were driven primarily by the high natural gas prices experienced during the quarter. On average, power costs represent approximately 60% of Harvest's total operating expenses. As a result of higher than expected power cost Harvest's operating expenses were $1.3 million (22%) higher than originally forecast for the first quarter. All other components of operating expenses have remained, on the whole, in line with expectations.

Base levels of production from Harvest's assets is essentially in-line with expectations. However, due to seasonal weather delays in implementing our capital spending program (primarily drilling at the Hayter

property) Harvest's first quarter production was 4% lower than originally expected. Consequently, cash flow was $0.7 million lower than expectation.

These effects resulted in cash flow from operations of $6.8 million, which was approximately $2 million lower than originally expected.

Harvest has continued to build elements into its risk management strategy to mitigate the impact of potential swings in future electrical power costs and oil pricing through the execution of several favourable power hedges and crude oil sales hedges. (For a detailed description see the Notes to the Financial Statements, attached). Furthermore, the full positive impact of the first quarter drilling program and the closing of the Killarney acquisition are now being felt. Further positive production and cash flow performance are anticipated from the closing of the Eastern Alberta properties acquisition. Combining these effects, the payout ratio for cash flow for the last three quarters is anticipated to average approximately 70%.

As described above, Harvest anticipates significant improvements in operating and payout performance as the balance of the year unfolds. We remain committed to a strategy of maintaining the distribution rate of $0.20 per trust unit per month, while continuing to deploy retained cash flow into ongoing property enhancement and additional property acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's financial condition and results of operations should be read in conjunction with Harvest's unaudited interim consolidated financial statements for the three month period ended March 31, 2003 and the audited consolidated financial statements and MD&A for the period from July 10 (date of formation) to December 31, 2002.

Forward-Looking Information

The following discussion contains forward-looking information with respect to Harvest Energy Trust ("Harvest" or the "Trust"). This information addresses future events and conditions and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. The information and opinions concerning the Trust's future outlook are based on information available at May 2003.

Sales Volumes

Harvest's production consists of medium and heavy oil, natural gas liquids, and natural gas from properties located in East Central Alberta. Sales of oil and natural gas averaged 8,223 BOE/d in the three month period ended March 31, 2003.

Average Sales Volumes

Medium oil	3,181 Bbls/d	38%
Heavy oil	4,853 Bbls/d	59%
Total oil	8,034 Bbls/d	97%
Natural gas liquids	43 Bbls/d	1%
Total oil and natural gas liquids	8,077 Bbls/d	98%
Natural gas	875 mcf/d	2%
Total oil equivalent (6:1)	8,223 BOE/d	100%

Harvest exited March 31, 2003 with a daily production rate of 8,627 BOE/d, which reflects the impact of the ongoing development and optimization activities. Harvest anticipates further production growth in the balance of 2003 due to oil and natural gas property acquisitions and the continuing development and optimization program.

Revenue

Revenues, before royalties, totaled $26.230 million during the three month period ended March 31, 2003, which was the result of average realized prices of $35.07 per barrel for oil and natural gas liquids and $9.38 per mcf for natural gas. The overall impact of Harvest's hedging program is an approximate decrease in revenue of $11.58 per BOE of production. Harvest plans to continue with its current hedging strategy, and based on projected production has approximately 70% of the balance of 2003 hedged at an average WTI based price of $35.09 Cdn per barrel.

Operating Netbacks

The following is a summary of Harvest's operating netbacks for the three month period ended March 31, 2003.

	($/BOE) March 31, 2003
Market price	$35.44/BOE
Hedging loss	$11.58/BOE
Selling price	$23.86/BOE
Royalties, net	$3.95/BOE
Operating costs	$9.19/BOE
Netback	$10.72/BOE

Royalty Expense

Harvest paid net royalties of $2.923 million in the three month period ended March 31, 2003 or approximately $3.95 per BOE. The net royalty amount is comprised of $1.709 million in freehold royalties, $1.145 million in crown royalties and mineral taxes and $0.125 million in gross overriding royalties. The balance relates to $0.056 million in royalty income received.

Operating Expenses

Harvest's operating expenses were $6.804 million in the three month period ended March 31, 2003, or approximately $9.19 per BOE. Substantially all of the entity's properties are operated by Harvest. The significant portions of Harvest's operating costs were electricity (65%) and maintenance (14%). During the three month period ended March 31, 2003, electricity costs increased significantly due to market fluctuations. For the remainder of 2003, Harvest has approximately 50% of its current electricity usage hedged at an average price of $45.11 per MWh, which is anticipated to reduce the overall electricity expense.

General and Administration Expenses

General and administrative expenses totaled $0.887 million or $1.20 per BOE for the three month period ended March 31, 2003. Of this amount, $0.731 million or $0.99 per BOE was charged against income with the balance in the amount of $0.156 million or $0.21 per BOE of general and administrative costs were capitalized with respect to field enhancement and acquisition activities.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.112 million in the three month period ended March 31, 2003. Interest charges were $0.706 million, while amortized deferred financing charges associated with fees to secure bank lending facilities amounted to $0.406 million. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

Harvest's depletion, depreciation, and amortization and site restoration provision totaled $5.777 million for the three month period ended March 31, 2003. This balance is comprised of oil and natural gas properties depletion and depreciation of $5.188 million, $0.024 for depreciation of office furniture and equipment, and $0.565 million for future abandonment and site restoration costs. The depletion rate for oil and natural gas properties was approximately $7.01 per BOE and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $0.76 per BOE rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of approximately $9.214 million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 10% to 33%.

Effective January 1, 2003, the Board of Directors of Harvest Operations has approved a proposed amendment to the Net Profit Interest Agreement dated September 27, 2002, removing the requirement to maintain cash in a segregated reclamation fund. The cash requirements for future site restoration and abandonment will now be funded through an allocation of a portion of the Trust's borrowing base. As at March 31, 2003, Harvest had internally allocated approximately $0.600 million of the current facility outstanding. Harvest determined that this amendment was more in line with trust unitholders interests, as the money previously segregated for the reclamation fund could be applied to outstanding debt and reduce overall interest expense.

Income Taxes

Income taxes for the three month period ended March 31, 2003 are comprised of $0.020 in large corporation tax and a $0.920 million future income tax recovery. Other than large corporations tax, neither the Trust nor its operating subsidiary are expected to pay cash taxes in 2003.

Cash Flow and Income

For the three month period ended March 31, 2003, consolidated cash flow from operations and net income were $6.489 million ($8.77 per BOE) and $3.736 million ($5.05 per BOE), respectively. The corresponding per trust unit figures are $0.62 (diluted – $0.60) and $0.36 (diluted $0.34).

Capital Expenditures

Capital expenditures totaled $5.893 million in the first three months of 2003. These expenditures have been almost entirely dedicated to the ongoing optimization program of Harvest's properties acquired in 2002. We anticipate this program to be substantially completed during the third quarter of 2003, with an overall estimated cost of $13.1 million.

Subsequent to the end of the quarter, on April 11, 2003 Harvest closed the purchase of the Killarney properties in Eastern Alberta through its wholly owned subsidiary, Harvest Operations Corp. discussed herein This asset purchase added approximately 925 BOE/d in production, and was purchased for consideration of $13.2 million.

On May 26, 2003, Harvest entered into an agreement to purchase oil and natural gas producing properties, through its wholly owned subsidiary Harvest Operations Corp. The asset purchase will add approximately 1,350 BOE/d in production, and will be purchased for total consideration of approximately $13 million consisting of cash and approximately 625,000 trust units. The purchase is anticipated to close during the second quarter.

Capitalization and Financial Resources

As at March 31, 2003, bank debt was approximately $24.748 million and unamortized deferred financing costs were $1.803 million, compared to balances of $45.286 million of bank debt and $2.210 million of deferred financing charges as at December 31, 2002.

The working capital balance as at March 31, 2003 was $2.397 million, which resulted in an overall net debt of $22.351 million. The decrease of $12.337 million in net debt from December 31, 2002 is due to the trust unit offering on February 4, 2003 and the favourable results of the foreign exchange rate with regard to the U.S. dollar based facility. The impact of both of these factors is partially offset by the debt utilized in financing the expenditures for Harvest's optimization program.

On February 4, 2003, Harvest issued 1.5 million special warrants for net proceeds of $13.6 million, which were subsequently exercised into trust units on March 7, 2003. An additional 150,000 warrants outstanding at December 31, 2003 were exercised into trust units on a one-for-one basis for net proceeds of $150,000.

Distributions

During the first quarter of 2003, Harvest paid distributions of $0.20 per month. Of the distributions declared in 2003, approximately 40% were reinvested by unitholders through Harvest's distribution reinvestment plan. This resulted in a net cash distributions paid during the quarter of $4.388 million. The Trust anticipates the 2003 distributions will likely be 45% taxable, and a 55% return of capital to Unitholders. Additional oil and natural gas property acquisitions may change the taxability of the distributions.

Harvest Energy Trust
Consolidated Balance Sheets

	March 31, 2003	December 31, 2002
Assets	*(Unaudited)*	*(Audited)*
Current assets		
Cash and short-term investments	$ 1,765,571	$ 4,502,947
Accounts receivable	12,430,193	13,577,870
Prepaid expenses and deposits *[Note 4]*	1,517,955	534,573
	15,713,719	18,615,390
Deferred financing charges, net of amortization	1,803,316	2,209,792
Future income tax	2,211,856	1,272,000
Property, plant and equipment, net	72,311,989	71,631,507
	$ 92,040,880	$ 93,728,688
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 9,760,545	$ 5,593,405
Cash distributions payable	2,222,988	1,862,500
Accrued interest payable	1,039,747	389,349
Large corporation taxes payable	10,526	46,771
	13,033,806	7,892,025
Long term debt	24,747,675	45,286,396
Site restoration provision	1,109,521	544,178
	38,891,002	53,722,598
Unitholders' equity		
Unitholders' capital *[Note 2]*	52,146,773	36,727,997
Accumulated income	8,872,252	5,136,093
Contributed surplus	17,182	4,500
Accumulated cash distributions	(7,886,329)	(1,862,500)
	53,149,878	40,006,090
	$ 92,040,880	$ 93,728,688

Subsequent events [Note 7]

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income
(Unaudited)

		Three Months Ended March 31, 2003
Revenue		
Oil and gas sales	$	26,230,056
Hedging loss		(8,569,683)
Royalty income		55,774
Royalty expense		(2,978,415)
		14,737,732
Expenses		
Operating		6,804,423
Interest and amortization of deferred finance charges		462,137
Interest on long-term debt		650,398
General and administrative		730,812
Site restoration and reclamation		565,343
Depletion and depreciation		5,212,142
Foreign exchange gain		(2,503,722)
		11,921,533
Income before taxes		2,816,199
Taxes		
Large corporation tax		19,897
Future tax recovery		(939,856)
Net income for the period		3,736,158
Accumulated income, beginning of period		5,136,094
Accumulated income, end of period	$	8,872,252
Income per trust unit, basic *[Note 3]*	$	0.36
Income per trust unit, diluted *[Note 3]*	$	0.34

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows
(Unaudited)

		Three Months Ended March 31, 2003
Cash provided by (used in)		
Operating Activities		
Net income for the period	$	3,736,158
Items not requiring cash		
Depletion, depreciation and amortization		5,212,142
Site restoration and reclamation		565,343
Foreign exchange gain		(2,503,722)
Amortization of finance charges		406,476
Future tax recovery		(939,856)
Unit based compensation		12,682
Cash flow from operations		6,489,223
Change in non-cash working capital *[Note 5]*		2,089,877
		8,579,100
Financing Activities		
Issue of trust units, net of costs		13,843,903
Issue of trust units under the distribution reinvestment plan, net of costs		1,574,873
Issuance of long-term debt		5,631,425
Repayment of long-term debt		(23,666,424)
Cash distributions		(5,663,341)
Change in non-cash working capital balances related to financing activities *[Note 5]*		650,398
		(7,629,166)
Investing Activities		
Additions to property, plant and equipment		(5,892,624)
Change in non-cash working capital balances related to investing activities *[Note 5]*		2,205,314
		(3,687,310)
Decrease in cash and short-term investments		(2,737,376)
Cash and short-term investments, beginning of period		4,502,947
Cash and short-term investments, end of period	$	1,765,571
Cash interest payments	$	55,662
Cash tax payments	$	36,245
Cash distributions per unit	$	0.55

See accompanying notes to consolidated financial statements.

1. **Significant Accounting Policies**

These interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. The interim consolidated financial statements follow the same significant accounting policies as described and used in the annual report of the Trust for the year ended December 31, 2002 and should be read in conjunction with that report.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiary Harvest Operations Corp.

2. **Unitholders' capital**

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units	Amount
As at, December 31, 2002	9,312,500	$ 36,727,997
Exercise of warrants (i)	150,000	150,000
Special warrant exercise (ii)	1,500,000	15,000,000
Distribution reinvestment plan issuance (iii)	152,438	1,574,873
Share issue costs	–	(1,306,097)
As at, March 31, 2003	11,114,938	$ 52,146,773

(i) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(ii) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000 net of a 5% underwriters' fee and approximately $550,000 of issues costs.

(iii) On January 15, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on January 31, 2003. The distribution was paid on February 17, 2003. On February 17, 2003, 79,208 trust units were issued for $794,650 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plans.

On February 8, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on February 28, 2003. The distribution was paid on March 17, 2003. On March 17, 2003, 73,230 trust units were issued for $780,223 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plans.

(c) *Per unit information*

The following table summarizes the trust units used in calculating income per trust unit.

Three months ended March 31, 2003	
Weighted average trust units outstanding, basic	10,387,522
Effect of trust unit rights	221,767
Weighted average trust units outstanding, diluted	10,609,289

The income for the diluted income per trust unit determined includes the effect of $133,061 on trust unit distributions.

3. **Trust unit incentive plan**

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 875,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights	**Weighted average exercise price**
Outstanding, December 31, 2002	787,500	$ 7.80
Granted, January 24, 2003	32,500	10.21
Granted, February 14, 2003	34,500	10.75
Reduction in exercise price due to distributions	-	(0.60)
As at, March 31, 2003	854,500	$ 7.42

The trust unit rights outstanding vest equally over the next four years on their anniversary date.

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

Net income	As reported	$3,716,158
	Pro forma	$3,281,929
Income per unit - basic	As reported	$0.36
	Pro forma	$0.32
Income per unit - diluted	As reported	$0.34
	Pro forma	$0.30

During the three month period, the Trust has recognized $12,682 in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

4. **Financial instruments**

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices on prices realized. The following is a summary of the oil sales contracts with price swap or collar features as at March 31, 2003, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss)
1,000 Bbls/d	April through June 2003	Cdn $37.59	($433,015)
1,000 Bbls/d	July through September 2003	Cdn $37.10	($217,149)
1,000 Bbls/d	October through December 2003	Cdn $36.63	($144,714)
200 Bbls/d	April through June 2003	U.S. $24.39	($126,068)
1,510 Bbls/d	January through March 2004	U.S. $23.23	($446,315)
1,300 Bbls/d	January through March 2004	U.S. $24.33	($197,333)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($376,106)
1,200 Bbls/d	April through June, 2004	U.S. $25.50	($580,372)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($344,861)
500 Bbls/d	July through September, 2004	U.S. $24.56	$764
1,325 Bbls/d	October through December 2004	U.S. $22.54	($298,873)
500 Bbls/d	October through December, 2004	U.S. $24.03	($11,937)
500 Bbls/d	January through December, 2004	U.S. $24.12	($44,419)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($233,188)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($241,924)

Sold Put	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	January through December 2004	Cdn $15.00	($90,115)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	April through June 2003	Cdn $35.00 – 39.60	($125,053)
500 Bbls/d	July through September 2003	Cdn $35.40 – 38.40	($48,774)
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35	($39,237)

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluent to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at March 31, 2003:

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5 MW.h	January through December 2003	Cdn $46.30	$64,020
5 MW.h	January through December 2004	Cdn $46.00	($15,330)
9.75 MW.h	April 2003 through March 2006	Cdn $44.50	$65,700

At March 31, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations Corp. was approximately $3,884,299. Harvest Operations Corp. has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at March 31, 2003, this amount totaled $1,262,626 and is recorded in the prepaid expense and deposits balance.

5. Change in non-cash working capital

Changes in non-cash working capital items:		
Accounts receivable	$	1,147,677
Prepaid expenses		(983,381)
Accounts payable and accrued liabilities		4,167,140
Accrued interest payable		650,398
Large corporation taxes payable		(36,245)
	$	4,945,589
Changes relating to operating activities	$	2,089,877
Changes relating to financing activities		650,398
Changes relating to investing activities		2,205,314
	$	4,945,589

6. Related party transactions

As at March 31, 2003, an electricity swap contract [Note 4] was secured by a guarantee facilitated by a director of Harvest Operations Corp., for which the counterparty is compensated.

7. Subsequent events

On April 11, 2003, the Trust acquired a crude oil producing property, through its wholly owned subsidiary Harvest Operations Corp., for a cash amount of $13.2 million.

On April 15, 2003, the Trust paid the $0.20 per trust unit distribution announced on March 18, 2003. The distribution paid consisted of $1,315,183 in cash and 96,019 trust units issued for $907,805 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On April 15, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on April 30, 2003. The distribution will be paid consisted of $1,316,529 in cash and 98,535 trust units issued for $925,662 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On May 13, 2003, Harvest Operations Corp. entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $46.00 per MW from January 1, 2004 to January 1, 2005, and $43.00 per MW from January 1, 2005 to January 1, 2006.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to March 31, 2003, that have fixed future sales and purchase prices:

Trade Date	Swap	Term	Price per Barrel
April 9, 2003	500 Bbls/d	January through December 2005	USD $24.00
May 16, 2003	2,000 Bbls/d	January through December 2004	Calendar month WTI less $7.75 per Bbl

Trade Date	Put	Term	Price per Barrel
May 19, 2003	1,000 Bbls/d	January through December 2004	USD $23.00
May 19, 2003	1,000 Bbls/d	January through December 2004	USD $18.00

Trade Date	Call	Term	Price per Barrel
May 19, 2003	1,000 Bbls/d	January through December 2004	USD $27.95

In connection with the May 16, 2003 swap, Harvest Operations Corp. is required to provide the counterparty with 2,600 to 3,000 Bbls/d at the market price at the time of the sale plus USD $0.35 per Bbl, from January through December 2004. The actual volume sold at any given period, is at the option of Harvest Operations Corp.

On May 27, 2003, the Trust acquired a crude oil producing property, through its wholly owned subsidiary Harvest Operations Corp., for consideration of 200,000 trust units.

On May 28, 2003, the Board of Directors approved the purchase of oil and natural gas producing properties, through its wholly owned subsidiary Harvest Operations Corp., for total consideration of approximately $13 million consisting of cash and approximately 625,000 trust units. The purchase is anticipated to close during the second quarter.

8. **Comparative figures**

Certain comparative figures have been reclassified to conform to the current period's presentation.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders. Harvest's strategy is to retain up to 50% of its Cash Available for Distribution for capital reinvestment in the form of existing property enhancement and new property acquisitions while maintaining a high rate of cash distributions. Harvest currently operates approximately 99% of its production, enabling it to pursue additional asset growth through property optimization and enhancement.

A part of Harvest's financial strategy is to retain up to 50% of its Cash Available for Distribution for capital reinvestment in the form of existing property enhancement and new property acquisitions while maintaining a high rate of cash distributions. Based upon Management's expectations for production levels and operating performance of existing assets, current commodity markets coupled with Harvest's hedging program and the impact of the rising Canadian dollar, Harvest estimates that its payout ratio for 2003 will be approximately 75%. Harvest currently operates approximately 99% of its production, enabling it to pursue additional asset growth through property optimization and enhancement.

For further information, please contact either:

Jacob Roorda, President
or
David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 04
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

(42)

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES FIRST QUARTER 2003 RESULTS, EASTERN ALBERTA PROPERTIES ACQUISITION AND CONFIRMS DISTRIBUTION GUIDANCE

MAY 29, 2003

Calgary, May 29, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced its unaudited operating and financial results for the first quarter 2003, the acquisition of certain Eastern Alberta properties and distribution guidance.

FIRST QUARTER HIGHLIGHTS

- Sales volume averaged 8,223 BOE/d;
- Cash flow from operations during Q1 was $0.62 per trust unit after hedging losses ($1.45 per trust unit prior to hedging losses);
- Distributions of $0.60 per trust unit;
- Successfully drilled eight horizontal wells in Hayter; Proceeding with follow-up eight well drilling program in Q2;
- Completed a financing of 1.5 million Special Warrants at $10.00 each for gross proceeds of $15 million; and
- Subsequent to the end of the quarter on April 11, 2003 acquired the Killarney property adding 925 BOE/d of production and on May 28, 2003 entered into an agreement to acquire the Eastern Alberta properties, set out below.

EASTERN ALBERTA PROPERTIES ACQUISITION HIGHLIGHTS

- Acquiring 1,350 BOE/d of production and 1.454 million BOE of established reserves on favourable terms ($9,800 per BOE/d and $9.08 per BOE);
- Accretive to cash flow per trust unit in 2003;
- Similar operating characteristics to existing assets in Eastern Alberta; and
- Further ownership consolidation in the Killarney property, acquired in April 2003.

DISTRIBUTION GUIDANCE

Harvest confirms that subject to monthly review and approval by the Board of Directors of Harvest Operations Corp. Harvest intends to continue to distribute $0.20 per trust unit per month. Although the recent acquisitions are accretive to cash flow per trust unit, additional cash flow derived from the acquired properties will be used to fund Harvest's ongoing property enhancement program and acquisition strategy.

FIRST QUARTER FINANCIAL AND OPERATIONAL SUMMARY

Financial *($000's except per BOE and per trust unit amounts)*	**Three months ended March 31, 2003**
Net revenue, before hedging	$23,307
Net revenue, net of hedging	$14,738
Hedging Loss	$8,570
Cash flow from operations	$6,489
Cash flow from operations per trust unit	$0.62
Net income	$3,736
Net income per trust unit	$0.36
Capital expenditures	$5,893
Net debt	$22,351

Financial *($000's except per BOE and per trust unit amounts)*	**Three months ended March 31, 2003**
Declared distributed to unitholders	$6,024
Declared distributions per trust unit	$0.60
Weighed average trust units outstanding	10,387,522
Trust units outstanding at the end of the period	11,114,938

Operating and Reserves *(Natural gas converted to barrel of oil equivalent (BOE) on a 6:1 basis)*	**Three months ended March 31, 2003**	**Period ended December 31, 2002**
Average daily sales volumes		
Crude oil and natural gas liquids (Bbls/d)	8,077	4,203
Natural gas (mcf/d)	875	624
Total (BOE/d)	**8,223**	**4,307**
Production exit rate (BOE/d)	8,600	8,610

EASTERN ALBERTA PROPERTIES ACQUISITION

Harvest announces that its wholly owned subsidiary, Harvest Operations Corp., has entered into an agreement to purchase oil and natural gas producing properties in the Amisk, Czar, Hayter and Killarney fields for consideration of approximately $13 million subject to final adjustments. The acquisition is expected to close prior to June 15, 2003.

The acquisition will be financed through the issuance of 625,000 trust units, a cash payment of $6 million and the assumption of certain liabilities. Debt outstanding following closing of this acquisition is expected to be approximately $49 million, or approximately 1.1 times annualized cash flow pro forma this acquisition.

Properties Highlights:

- Current production of 1,350 BOE; The majority of the production is derived from the Amisk and Czar properties ($9,800 per BOE/d);
- Established reserves as determined by McDaniel & Associates, of 1.454 million BOE ($9.08 per BOE);
- Accretive to cash flow per trust in 2003;
- Similar operating characteristics and situated in close proximity to Harvest's core operating area in Eastern Alberta, enabling operating efficiencies;
- Similar reservoir characteristics to Harvest's existing properties; High quality, mature production from large original-oil-in-place supported by an active natural water drive;
- Property consolidation through the acquisition of an incremental 20% working interest in a portion of the Killarney property, acquired in April, 2003, bringing interest to 83% in this portion;
- Property enhancement from production optimization to yield incremental production and reduce operating expenses;
- Production from this property is medium gravity at 19° API gravity; and
- Trust units outstanding following the acquisition will be approximately 12.1 million.

2003 OUTLOOK

Combining the incremental performance for the production from these properties and Harvest's 2003 existing base of production, Harvest expects its last three quarters of 2003 to be:

	Last 9 months of 2003	12 months of 2003
Average Production	10,600 BOE/d	10,000 BOE/d
Average Royalty Rate	14%	13%
Operating Expenses	$9.00 per BOE	$9.04 per BOE
Payout Ratio	70%	75%

FIRST QUARTER MESSAGE TO UNITHOLDERS

The first quarter of 2003 was active for Harvest with the commencement of the first development drilling program and the ongoing optimization of field operations. Results were in-line with expectations except for two items that impacted operational and financial performance. Specifically, Harvest experienced higher operating expenses than had originally been expected as a result of higher electrical power costs in Alberta. Electrical power costs were driven primarily by the high natural gas prices experienced during the quarter. On average, power costs represent approximately 60% of Harvest's total operating expenses. As a result of higher than expected power cost Harvest's operating expenses were $1.3 million (22%) higher than originally forecast for the first quarter. All other components of operating expenses have remained, on the whole, in line with expectations.

Base levels of production from Harvest's assets is essentially in-line with expectations. However, due to seasonal weather delays in implementing our capital spending program (primarily drilling at the Hayter

property) Harvest's first quarter production was 4% lower than originally expected. Consequently, cash flow was $0.7 million lower than expectation.

These effects resulted in cash flow from operations of $6.8 million, which was approximately $2 million lower than originally expected.

Harvest has continued to build elements into its risk management strategy to mitigate the impact of potential swings in future electrical power costs and oil pricing through the execution of several favourable power hedges and crude oil sales hedges. (For a detailed description see the Notes to the Financial Statements, attached). Furthermore, the full positive impact of the first quarter drilling program and the closing of the Killarney acquisition are now being felt. Further positive production and cash flow performance are anticipated from the closing of the Eastern Alberta properties acquisition. Combining these effects, the payout ratio for cash flow for the last three quarters is anticipated to average approximately 70%.

As described above, Harvest anticipates significant improvements in operating and payout performance as the balance of the year unfolds. We remain committed to a strategy of maintaining the distribution rate of $0.20 per trust unit per month, while continuing to deploy retained cash flow into ongoing property enhancement and additional property acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's financial condition and results of operations should be read in conjunction with Harvest's unaudited interim consolidated financial statements for the three month period ended March 31, 2003 and the audited consolidated financial statements and MD&A for the period from July 10 (date of formation) to December 31, 2002.

Forward-Looking Information

The following discussion contains forward-looking information with respect to Harvest Energy Trust ("Harvest" or the "Trust"). This information addresses future events and conditions and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. The information and opinions concerning the Trust's future outlook are based on information available at May 2003.

Sales Volumes

Harvest's production consists of medium and heavy oil, natural gas liquids, and natural gas from properties located in East Central Alberta. Sales of oil and natural gas averaged 8,223 BOE/d in the three month period ended March 31, 2003.

Average Sales Volumes

Medium oil	3,181 Bbls/d	38%
Heavy oil	4,853 Bbls/d	59%
Total oil	8,034 Bbls/d	97%
Natural gas liquids	43 Bbls/d	1%
Total oil and natural gas liquids	8,077 Bbls/d	98%
Natural gas	875 mcf/d	2%
Total oil equivalent (6:1)	8,223 BOE/d	100%

Harvest exited March 31, 2003 with a daily production rate of 8,627 BOE/d, which reflects the impact of the ongoing development and optimization activities. Harvest anticipates further production growth in the balance of 2003 due to oil and natural gas property acquisitions and the continuing development and optimization program.

Revenue

Revenues, before royalties, totaled $26.230 million during the three month period ended March 31, 2003, which was the result of average realized prices of $35.07 per barrel for oil and natural gas liquids and $9.38 per mcf for natural gas. The overall impact of Harvest's hedging program is an approximate decrease in revenue of $11.58 per BOE of production. Harvest plans to continue with its current hedging strategy, and based on projected production has approximately 70% of the balance of 2003 hedged at an average WTI based price of $35.09 Cdn per barrel.

Operating Netbacks

The following is a summary of Harvest's operating netbacks for the three month period ended March 31, 2003.

	($/BOE) March 31, 2003
Market price	$35.44/BOE
Hedging loss	$11.58/BOE
Selling price	$23.86/BOE
Royalties, net	$3.95/BOE
Operating costs	$9.19/BOE
Netback	$10.72/BOE

Royalty Expense

Harvest paid net royalties of $2.923 million in the three month period ended March 31, 2003 or approximately $3.95 per BOE. The net royalty amount is comprised of $1.709 million in freehold royalties, $1.145 million in crown royalties and mineral taxes and $0.125 million in gross overriding royalties. The balance relates to $0.056 million in royalty income received.

Operating Expenses

Harvest's operating expenses were $6.804 million in the three month period ended March 31, 2003, or approximately $9.19 per BOE. Substantially all of the entity's properties are operated by Harvest. The significant portions of Harvest's operating costs were electricity (65%) and maintenance (14%). During the three month period ended March 31, 2003, electricity costs increased significantly due to market fluctuations. For the remainder of 2003, Harvest has approximately 50% of its current electricity usage hedged at an average price of $45.11 per MWh, which is anticipated to reduce the overall electricity expense.

General and Administration Expenses

General and administrative expenses totaled $0.887 million or $1.20 per BOE for the three month period ended March 31, 2003. Of this amount, $0.731 million or $0.99 per BOE was charged against income with the balance in the amount of $0.156 million or $0.21 per BOE of general and administrative costs were capitalized with respect to field enhancement and acquisition activities.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.112 million in the three month period ended March 31, 2003. Interest charges were $0.706 million, while amortized deferred financing charges associated with fees to secure bank lending facilities amounted to $0.406 million. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

Harvest's depletion, depreciation, and amortization and site restoration provision totaled $5.777 million for the three month period ended March 31, 2003. This balance is comprised of oil and natural gas properties depletion and depreciation of $5.188 million, $0.024 for depreciation of office furniture and equipment, and $0.565 million for future abandonment and site restoration costs. The depletion rate for oil and natural gas properties was approximately $7.01 per BOE and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $0.76 per BOE rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of approximately $9.214 million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 10% to 33%.

Effective January 1, 2003, the Board of Directors of Harvest Operations has approved a proposed amendment to the Net Profit Interest Agreement dated September 27, 2002, removing the requirement to maintain cash in a segregated reclamation fund. The cash requirements for future site restoration and abandonment will now be funded through an allocation of a portion of the Trust's borrowing base. As at March 31, 2003, Harvest had internally allocated approximately $0.600 million of the current facility outstanding. Harvest determined that this amendment was more in line with trust unitholders interests, as the money previously segregated for the reclamation fund could be applied to outstanding debt and reduce overall interest expense.

Income Taxes

Income taxes for the three month period ended March 31, 2003 are comprised of $0.020 in large corporation tax and a $0.920 million future income tax recovery. Other than large corporations tax, neither the Trust nor its operating subsidiary are expected to pay cash taxes in 2003.

Cash Flow and Income

For the three month period ended March 31, 2003, consolidated cash flow from operations and net income were $6.489 million ($8.77 per BOE) and $3.736 million ($5.05 per BOE), respectively. The corresponding per trust unit figures are $0.62 (diluted – $0.60) and $0.36 (diluted $0.34).

Capital Expenditures

Capital expenditures totaled $5.893 million in the first three months of 2003. These expenditures have been almost entirely dedicated to the ongoing optimization program of Harvest's properties acquired in 2002. We anticipate this program to be substantially completed during the third quarter of 2003, with an overall estimated cost of $13.1 million.

Subsequent to the end of the quarter, on April 11, 2003 Harvest closed the purchase of the Killarney properties in Eastern Alberta through its wholly owned subsidiary, Harvest Operations Corp. discussed herein This asset purchase added approximately 925 BOE/d in production, and was purchased for consideration of $13.2 million.

On May 26, 2003, Harvest entered into an agreement to purchase oil and natural gas producing properties, through its wholly owned subsidiary Harvest Operations Corp. The asset purchase will add approximately 1,350 BOE/d in production, and will be purchased for total consideration of approximately $13 million consisting of cash and approximately 625,000 trust units. The purchase is anticipated to close during the second quarter.

Capitalization and Financial Resources

As at March 31, 2003, bank debt was approximately $24.748 million and unamortized deferred financing costs were $1.803 million, compared to balances of $45.286 million of bank debt and $2.210 million of deferred financing charges as at December 31, 2002.

The working capital balance as at March 31, 2003 was $2.397 million, which resulted in an overall net debt of $22.351 million. The decrease of $12.337 million in net debt from December 31, 2002 is due to the trust unit offering on February 4, 2003 and the favourable results of the foreign exchange rate with regard to the U.S. dollar based facility. The impact of both of these factors is partially offset by the debt utilized in financing the expenditures for Harvest's optimization program.

On February 4, 2003, Harvest issued 1.5 million special warrants for net proceeds of $13.6 million, which were subsequently exercised into trust units on March 7, 2003. An additional 150,000 warrants outstanding at December 31, 2003 were exercised into trust units on a one-for-one basis for net proceeds of $150,000.

Distributions

During the first quarter of 2003, Harvest paid distributions of $0.20 per month. Of the distributions declared in 2003, approximately 40% were reinvested by unitholders through Harvest's distribution reinvestment plan. This resulted in a net cash distributions paid during the quarter of $4.388 million. The Trust anticipates the 2003 distributions will likely be 45% taxable, and a 55% return of capital to Unitholders. Additional oil and natural gas property acquisitions may change the taxability of the distributions.

Harvest Energy Trust
Consolidated Balance Sheets

		March 31, 2003		December 31, 2002
Assets		***(Unaudited)***		*(Audited)*
Current assets				
Cash and short-term investments	$	**1,765,571**	$	4,502,947
Accounts receivable		**12,430,193**		13,577,870
Prepaid expenses and deposits *[Note 4]*		**1,517,955**		534,573
		15,713,719		18,615,390
Deferred financing charges, net of amortization		**1,803,316**		2,209,792
Future income tax		**2,211,856**		1,272,000
Property, plant and equipment, net		**72,311,989**		71,631,507
	$	**92,040,880**	$	93,728,688
Liabilities and Unitholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	**9,760,545**	$	5,593,405
Cash distributions payable		**2,222,988**		1,862,500
Accrued interest payable		**1,039,747**		389,349
Large corporation taxes payable		**10,526**		46,771
		13,033,806		7,892,025
Long term debt		**24,747,675**		45,286,396
Site restoration provision		**1,109,521**		544,178
		38,891,002		53,722,598
Unitholders' equity				
Unitholders' capital *[Note 2]*		**52,146,773**		36,727,997
Accumulated income		**8,872,252**		5,136,093
Contributed surplus		**17,182**		4,500
Accumulated cash distributions		**(7,886,329)**		(1,862,500)
		53,149,878		40,006,090
	$	**92,040,880**	$	93,728,688

Subsequent events [Note 7]

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income
(Unaudited)

		Three Months Ended March 31, 2003
Revenue		
Oil and gas sales	$	26,230,056
Hedging loss		(8,569,683)
Royalty income		55,774
Royalty expense		(2,978,415)
		14,737,732
Expenses		
Operating		6,804,423
Interest and amortization of deferred finance charges		462,137
Interest on long-term debt		650,398
General and administrative		730,812
Site restoration and reclamation		565,343
Depletion and depreciation		5,212,142
Foreign exchange gain		(2,503,722)
		11,921,533
Income before taxes		2,816,199
Taxes		
Large corporation tax		19,897
Future tax recovery		(939,856)
Net income for the period		3,736,158
Accumulated income, beginning of period		5,136,094
Accumulated income, end of period	$	8,872,252
Income per trust unit, basic *[Note 3]*	$	0.36
Income per trust unit, diluted *[Note 3]*	$	0.34

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows
(Unaudited)

		Three Months Ended March 31, 2003
Cash provided by (used in)		
Operating Activities		
Net income for the period	$	3,736,158
Items not requiring cash		
Depletion, depreciation and amortization		5,212,142
Site restoration and reclamation		565,343
Foreign exchange gain		(2,503,722)
Amortization of finance charges		406,476
Future tax recovery		(939,856)
Unit based compensation		12,682
Cash flow from operations		6,489,223
Change in non-cash working capital *[Note 5]*		2,089,877
		8,579,100
Financing Activities		
Issue of trust units, net of costs		13,843,903
Issue of trust units under the distribution reinvestment plan, net of costs		1,574,873
Issuance of long-term debt		5,631,425
Repayment of long-term debt		(23,666,424)
Cash distributions		(5,663,341)
Change in non-cash working capital balances related to financing activities *[Note 5]*		650,398
		(7,629,166)
Investing Activities		
Additions to property, plant and equipment		(5,892,624)
Change in non-cash working capital balances related to investing activities *[Note 5]*		2,205,314
		(3,687,310)
Decrease in cash and short-term investments		(2,737,376)
Cash and short-term investments, beginning of period		4,502,947
Cash and short-term investments, end of period	$	1,765,571
Cash interest payments	$	55,662
Cash tax payments	$	36,245
Cash distributions per unit	$	0.55

See accompanying notes to consolidated financial statements.

1. **Significant Accounting Policies**

These interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. The interim consolidated financial statements follow the same significant accounting policies as described and used in the annual report of the Trust for the year ended December 31, 2002 and should be read in conjunction with that report.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiary Harvest Operations Corp.

2. **Unitholders' capital**

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units	Amount
As at, December 31, 2002	9,312,500	$ 36,727,997
Exercise of warrants (i)	150,000	150,000
Special warrant exercise (ii)	1,500,000	15,000,000
Distribution reinvestment plan issuance (iii)	152,438	1,574,873
Share issue costs	–	(1,306,097)
As at, March 31, 2003	11,114,938	$ 52,146,773

(i) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(ii) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000 net of a 5% underwriters' fee and approximately $550,000 of issues costs.

(iii) On January 15, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on January 31, 2003. The distribution was paid on February 17, 2003. On February 17, 2003, 79,208 trust units were issued for $794,650 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plans.

On February 8, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on February 28, 2003. The distribution was paid on March 17, 2003. On March 17, 2003, 73,230 trust units were issued for $780,223 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plans.

(c) Per unit information

The following table summarizes the trust units used in calculating income per trust unit.

Three months ended March 31, 2003	
Weighted average trust units outstanding, basic	10,387,522
Effect of trust unit rights	221,767
Weighted average trust units outstanding, diluted	10,609,289

The income for the diluted income per trust unit determined includes the effect of $133,061 on trust unit distributions.

3. **Trust unit incentive plan**

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 875,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights	**Weighted average exercise price**
Outstanding, December 31, 2002	787,500	$ 7.80
Granted, January 24, 2003	32,500	10.21
Granted, February 14, 2003	34,500	10.75
Reduction in exercise price due to distributions	-	(0.60)
As at, March 31, 2003	854,500	$ 7.42

The trust unit rights outstanding vest equally over the next four years on their anniversary date.

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

Net income	As reported	$3,716,158
	Pro forma	$3,281,929
Income per unit - basic	As reported	$0.36
	Pro forma	$0.32
Income per unit - diluted	As reported	$0.34
	Pro forma	$0.30

During the three month period, the Trust has recognized $12,682 in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

4. **Financial instruments**

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices on prices realized. The following is a summary of the oil sales contracts with price swap or collar features as at March 31, 2003, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss)
1,000 Bbls/d	April through June 2003	Cdn $37.59	($433,015)
1,000 Bbls/d	July through September 2003	Cdn $37.10	($217,149)
1,000 Bbls/d	October through December 2003	Cdn $36.63	($144,714)
200 Bbls/d	April through June 2003	U.S. $24.39	($126,068)
1,510 Bbls/d	January through March 2004	U.S. $23.23	($446,315)
1,300 Bbls/d	January through March 2004	U.S. $24.33	($197,333)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($376,106)
1,200 Bbls/d	April through June, 2004	U.S. $25.50	($580,372)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($344,861)
500 Bbls/d	July through September, 2004	U.S. $24.56	$764
1,325 Bbls/d	October through December 2004	U.S. $22.54	($298,873)
500 Bbls/d	October through December, 2004	U.S. $24.03	($11,937)
500 Bbls/d	January through December, 2004	U.S. $24.12	($44,419)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($233,188)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($241,924)

Sold Put	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	January through December 2004	Cdn $15.00	($90,115)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	April through June 2003	Cdn $35.00 – 39.60	($125,053)
500 Bbls/d	July through September 2003	Cdn $35.40 – 38.40	($48,774)
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35	($39,237)

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluent to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at March 31, 2003:

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5 MW.h	January through December 2003	Cdn $46.30	$64,020
5 MW.h	January through December 2004	Cdn $46.00	($15,330)
9.75 MW.h	April 2003 through March 2006	Cdn $44.50	$65,700

At March 31, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations Corp. was approximately $3,884,299. Harvest Operations Corp. has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at March 31, 2003, this amount totaled $1,262,626 and is recorded in the prepaid expense and deposits balance.

5. Change in non-cash working capital

Changes in non-cash working capital items:		
Accounts receivable	$	1,147,677
Prepaid expenses		(983,381)
Accounts payable and accrued liabilities		4,167,140
Accrued interest payable		650,398
Large corporation taxes payable		(36,245)
	$	4,945,589
Changes relating to operating activities	$	2,089,877
Changes relating to financing activities		650,398
Changes relating to investing activities		2,205,314
	$	4,945,589

6. Related party transactions

As at March 31, 2003, an electricity swap contract [Note 4] was secured by a guarantee facilitated by a director of Harvest Operations Corp., for which the counterparty is compensated.

7. Subsequent events

On April 11, 2003, the Trust acquired a crude oil producing property, through its wholly owned subsidiary Harvest Operations Corp., for a cash amount of $13.2 million.

On April 15, 2003, the Trust paid the $0.20 per trust unit distribution announced on March 18, 2003. The distribution paid consisted of $1,315,183 in cash and 96,019 trust units issued for $907,805 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On April 15, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on April 30, 2003. The distribution will be paid consisted of $1,316,529 in cash and 98,535 trust units issued for $925,662 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On May 13, 2003, Harvest Operations Corp. entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $46.00 per MW from January 1, 2004 to January 1, 2005, and $43.00 per MW from January 1, 2005 to January 1, 2006.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to March 31, 2003, that have fixed future sales and purchase prices:

Trade Date	Swap	Term	Price per Barrel
April 9, 2003	500 Bbls/d	January through December 2005	USD $24.00
May 16, 2003	2,000 Bbls/d	January through December 2004	Calendar month WTI less $7.75 per Bbl

Trade Date	Put	Term	Price per Barrel
May 19, 2003	1,000 Bbls/d	January through December 2004	USD $23.00
May 19, 2003	1,000 Bbls/d	January through December 2004	USD $18.00

Trade Date	Call	Term	Price per Barrel
May 19, 2003	1,000 Bbls/d	January through December 2004	USD $27.95

In connection with the May 16, 2003 swap, Harvest Operations Corp. is required to provide the counterparty with 2,600 to 3,000 Bbls/d at the market price at the time of the sale plus USD $0.35 per Bbl, from January through December 2004. The actual volume sold at any given period, is at the option of Harvest Operations Corp.

On May 27, 2003, the Trust acquired a crude oil producing property, through its wholly owned subsidiary Harvest Operations Corp., for consideration of 200,000 trust units.

On May 28, 2003, the Board of Directors approved the purchase of oil and natural gas producing properties, through its wholly owned subsidiary Harvest Operations Corp., for total consideration of approximately $13 million consisting of cash and approximately 625,000 trust units. The purchase is anticipated to close during the second quarter.

8. Comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders. Harvest's strategy is to retain up to 50% of its Cash Available for Distribution for capital reinvestment in the form of existing property enhancement and new property acquisitions while maintaining a high rate of cash distributions. Harvest currently operates approximately 99% of its production, enabling it to pursue additional asset growth through property optimization and enhancement.

A part of Harvest's financial strategy is to retain up to 50% of its Cash Available for Distribution for capital reinvestment in the form of existing property enhancement and new property acquisitions while maintaining a high rate of cash distributions. Based upon Management's expectations for production levels and operating performance of existing assets, current commodity markets coupled with Harvest's hedging program and the impact of the rising Canadian dollar, Harvest estimates that its payout ratio for 2003 will be approximately 75%. Harvest currently operates approximately 99% of its production, enabling it to pursue additional asset growth through property optimization and enhancement.

For further information, please contact either:

Jacob Roorda, President
or
David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 04
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

43

May 29, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
North West Territories Registrar of Securities *(via SEDAR)*
Yukon Registrar of Securities *(via SEDAR)*
Nunavut Registrar of Securities *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Harvest Energy Trust
Mailing of First Quarter Report
to Registered Unitholders

As the mailing agent for Harvest Energy Trust, we are pleased to confirm the mailing of the first quarter report for the period ended March 31, 2003, to each of the Registered Unitholders of the subject trust on **May 29, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Harvest Energy Trust
Attn: Ms. Debbie Harrison

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	UNITHOLDERS OF **HARVEST ENERGY TRUST**
ALBERTA	)	("TRUST").

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 29, 2003** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE TRUST;**

   (a) a copy of the FIRST QUARTER REPORT FOR THE PERIOD ENDED MARCH 31, 2003 marked EXHIBIT "A" and identified by me.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 29TH DAY OF MAY 2003.)
)
)
)

____________"Pam Elliott"________________

COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA

My commission expires on November 15, 2003.

_____"Cheryl Dahlager"_____

CHERYL DAHLAGER

44

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS JULY 15th, 2003 CASH DISTRIBUTION OF $0.20 PER UNIT

JUNE 16th, 2003

Calgary, June 16th, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on July 15th, 2003 to Unitholders of record on June 30th, 2003. Harvest trust units are expected to commence trading on an ex-distribution basis on June 26th, 2003. This distribution amount represents Distributable Cash earned in the month of June 2003.

For further information on Harvest, please visit the website at www.harvestenergy.ca.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President *or* *David M. Fisher, Vice President, Finance*

Harvest Energy Trust
2400, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

45

Harvest Energy Trust – News Release
(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS AUGUST 15th, 2003 CASH DISTRIBUTION OF $0.20 PER UNIT

JULY 14th, 2003

Calgary, July 14th, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on August 15th, 2003 to Unitholders of record on July 31st, 2003. Harvest trust units are expected to commence trading on an ex-distribution basis on July 29th, 2003. This distribution amount represents Distributable Cash earned in the month of July 2003.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

46

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST TO ACQUIRE SE SASKATCHEWAN OIL PROPERTIES

Calgary, July 29, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced that its wholly owned subsidiary, Harvest Operations Corp., has entered into an agreement to acquire producing oil properties located in Southeastern Saskatchewan. The adjusted purchase price at closing is expected to be approximately $105 million and it is anticipated that the transaction will close on or before September 30, 2003.

Southeastern Saskatchewan Property Highlights:

- current production of approximately 6,000 BOE per day (favourable acquisition parameter of $17,500 per BOE per day based on estimated adjusted cash closing amount);
- established reserves at January 1, 2003, as determined by McDaniel & Associates, of 18.1 million BOE (favourable acquisition parameter of $5.80 per BOE);
- reserve life index of 7.7;
- light gravity crude oil averaging 33° API;
- high quality, mature production from large, original-oil-in-place (approximately 850 million barrels in 24 major pools) supported by active natural water drive;
- 95% of the acquired production is operated with an average working interest of 96%;
- an inventory of property enhancement projects including infill drilling, fluid handling optimization opportunities and operating cost reduction projects;
- included with these properties, Harvest will acquire the following complimentary assets:
    - approximately 12,500 kms. of 2D and 2,700 $kms.^2$ of 3D seismic;
    - approximately 260,000 net acres of undeveloped land;
    - 10 central processing batteries, 24 satellites and 1 natural gas processing facility;
    - oil price hedge / collar, locking in the price for 2,500 barrels per day of WTI sales within a range defined by:

	Q4 2003	Calendar 2004
Floor	US$24.00	US$22.00
Ceiling	US$30.45	US$28.10

Benefits to Unitholders:
Harvest anticipates the Southeastern Saskatchewan property acquisition will provide the following benefits to our Unitholders:

- increases Harvest's established reserve base to 35 MMBOE;
- increases Harvest's reserve life index to 5.7;
- increases the light/medium oil component of Harvest's production to 66%;
- provides an expanded base of production compatible with Harvest's proven operating competencies;
- adds a new core area for additional low cost growth in the form of property enhancement and consolidation of additional interests through acquisitions;
- accretive to 2004 cash flow; and
- greater cash flow certainty from a larger production and reserve base.

Financing:
The net acquisition price for the Southeastern Saskatchewan properties of approximately $105 million will be funded through a combination of bank debt, sale of a portion of Harvest's assets and interim financing. Although not required, Harvest may consider a future offering of trust units to repay the interim financing. National Bank Financial acted as the financial advisor on the transaction.

Reserves Summary:
An evaluation of 100% of the Southeastern Saskatchewan properties being acquired has been performed by McDaniel & Associates Consultants ("McDaniel"). The following table outlines McDaniel's estimate of the reserves to be acquired effective January 1, 2003:

Southeastern Saskatchewan Properties
Independent Reserves Evaluation

	Oil mbbl	Gas mmcf	NGL mbbl	BOE mBOE[2]	PVBT 10% ($000)
Total All Properties[1]					
Proved Producing	16,107	425	161	16,343	$107,274
Total Proven	16,566	452	168	16,809	$108,684
Proved Plus Probable	19,043	515	194	19,323	$120,602
Established	17,805	484	181	18,066	$114,643

[1] Effective Dave: January 1, 2003.
[2] Gas converted at 6:1.

Property Summary:
The Southeastern Saskatchewan properties are comprised of seven major property areas. The majority of the properties are comprised of large operated oil pools produced into company-operated facilities. The majority of the drilling on operated properties has occurred during the 1990's, with subsequent modern facilities construction. In addition to the stable, predictable base of existing production, Harvest has identified 28 additional infill drilling locations and other production optimization / cost reduction opportunities.

Second Quarter Update and 2003 Full Year Guidance:
Property enhancement and acquisition activities were continued through the second quarter with production expected to be approximately 9,600 BOE/d, an increase of 17% from the first quarter of 2003 and operating expenses are expected to average $9.25 per BOE. Harvest's current production rate is approximately 11,000 BOE/d. Current net debt is approximately $45 million, representing 1.1 times cash flow.

Combining the incremental production from the Southeastern Saskatchewan properties for the period from October 1, 2003 to December 31, 2003 with Harvest's existing base of production, Harvest expects average production, average royalty rate and unit operating expenses to be:

	Q4 2003 Average	Calendar 2003 Average
Total Production	16,300 BOE/d	11,000 BOE/d
Average Royalty Rate	18%	14%
Operating Expenses	$9.70 per BOE	$9.50 per BOE

Although the Southeastern Saskatchewan acquisition is accretive to cash flow per trust unit, Harvest currently forecasts that it will maintain its monthly distribution at $0.20 per trust unit. Additional cash flow derived from the Southeastern Saskatchewan acquisition will be used to fund Harvest's ongoing property enhancement program and acquisition strategy and to repay debt.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands-on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

47

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS SEPTEMBER 15th, 2003 CASH DISTRIBUTION OF $0.20 PER UNIT

AUGUST 20th, 2003

Calgary, August 20th, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on September 15th, 2003 to Unitholders of record on August 29th, 2003. Harvest trust units are expected to commence trading on an ex-distribution basis on August 27th, 2003. This distribution amount represents Distributable Cash earned in the month of August 2003.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Harv

04 MAR -9 AM 7:21

(48)

News Release

(HTE.UN – TSX)

Harvest Energy Trust Announces Second Quarter 2003 Results

AUGUST 21, 2003

Calgary, August 21, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced its unaudited operating and financial results for the three and six month periods ended June 30, 2003.

Second Quarter Highlights

- Distributions of $0.60 per trust unit;
- Cash flow from operations of $9.5 million or $0.84 per trust unit, representing a payout ratio of 73% for the three month period ended June 30, 2003;
- Sales volume averaged 9,632 BOE/d for the three month period ended June 30, 2003, an increase of 17% from the first quarter;
- Harvest continued its development and consolidation activities in its core areas including the acquisition of approximately $30.0 million of properties resulting in an exit rate of 10,500 at June 30, 2003; and
- Following the second quarter, on July 29, 2003, Harvest announced the signing of an agreement to acquire 6,000 BOE/d of predominantly light oil in the Carlyle area, in Southeastern Saskatchewan for approximately $105.0 million.

Second Quarter Financial and Operational Summary

Financial *($000's except per BOE and per trust unit amounts)*	**Three months ended June 30, 2003**
Net revenue, before hedging	$24,754
Net revenue, net of hedging	$21,027
Hedging Loss	$3,727
Cash flow from operations	$9,546
Cash flow from operations per trust unit	$0.84
Net income	$1,180
Net income per trust unit	$0.10
Capital expenditures	$32,491
Net debt	$39,924

Financial *($000's except per BOE and per trust unit amounts)*	**Three months ended June 30, 2003**
Declared distributions to unitholders	$6,992
Declared distributions per trust unit	$0.60
Weighed average trust units outstanding	11,351,728
Trust units outstanding at the end of the period	12,237,551

Operating and Reserves *(Natural gas converted to barrel of oil equivalent BOE on a 6:1 basis)*	**Three months ended June 30, 2003**	**Six months ended June 30, 2003**
Average daily sales volumes		
Crude oil and natural gas liquids (Bbls/d)	9,438	8,554
Natural gas (mcf/d)	1,161	1,077
Total (BOE/d)	**9,632**	**8,734**
Production exit rate (BOE/d)	10,500	10,500

Second Quarter Message to Unitholders

During the second quarter, Harvest continued to build on the foundation set out in the first quarter. Production was in line with expectations, and increased by 17% to average 9,632 BOE/d. These increases were the result of the successful drilling program at Hayter, initiated in the first quarter and the closing of the two Provost property acquisitions, reported on April 14 and May 29, 2003. Revenues were higher than anticipated due primarily to higher oil prices.

Operating expenses in the second quarter were $7.68 per BOE, in line with expectations, and significantly lower than first quarter operating expenses. Lower operating expenses were the result of lower overall power costs in Alberta, the impact of power hedges applied in the second quarter, higher volumes of production and prior period accounting adjustments.

Accordingly, cash flow from operations strengthened in the second quarter, to $9.5 million, 47% higher than the first quarter. Cash flow per trust unit has increased to $0.84 per trust unit in the second quarter, 35% higher than the first quarter.

Harvest maintained an active development program in the second quarter. In addition to the acquisitions described above, Harvest embarked on a follow-up development program at Hayter, which included the drilling of nine wells. This program was completed in July and all wells are now being commissioned or are on-stream. Harvest exited the second quarter with net debt of $39.9 million, representing 1.1 times annualized second quarter cash flow.

Following the second quarter, on July 29, 2003, Harvest announced that it had entered into an agreement to acquire approximately 6,000 BOE/d of light gravity oil properties located in Southeastern Saskatchewan for approximately $105.0 million. Closing of this transaction will occur on or about September 30, 2003. Harvest anticipates the Southeastern Saskatchewan properties will provide the following benefits to Unitholders:

- an increase in established reserve base to 35 MMBOE;
- an increase in reserve life index from 4.0 years to 5.7 years;
- an increase in the light/medium oil component of total production to 66%
- addition of a new core area for additional low cost growth in the form of property enhancement and consolidation of additional interests;

- accretion to 2004 cash flow; and
- greater cash flow certainty from a larger production and reserve base.

Combining the incremental production from the Southeastern Saskatchewan properties for the period of October 1, 2003 to December 31, 2003 with Harvest's existing base of production, Harvest expects average production, average royalty rate and unit operating expenses to be:

	Q4 2003 Average	Calendar 2003 Average
Total Production	16,300 BOE/d	11,000 BOE/d
Average Royalty Rate	18%	14%
Operating Expenses	$9.70 per BOE	$9.50 per BOE

Harvest confirms that subject to monthly review and approval by the Board of Directors of Harvest Operations Corp. Harvest intends to continue to distribute $0.20 per trust unit per month. Although the recent acquisitions are accretive to cash flow per trust unit, additional cash flow derived from the acquired properties will be used to fund Harvest's ongoing property enhancement program and acquisition strategy.

Management's Discussion and Analysis

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2003 and the audited consolidated financial statements and MD&A for the period from July 10 (date of formation) to December 31, 2002.

Forward-Looking Information

The following discussion contains forward-looking information with respect to Harvest Energy Trust. This information addresses future events and conditions and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. The information and opinions concerning the Trust's future outlook are based on information available at August 2003.

Sales Volumes

Harvest's production consists of medium and heavy oil, natural gas liquids, and natural gas from properties located in East Central Alberta. Sales of oil and natural gas averaged 9,632 BOE/d and 8,734 BOE/d in the three and six month periods ended June 30, 2003, respectively.

Average Sales Volumes

	Three Month Period Ended June 30, 2003		Six Month Period Ended June 30, 2003	
Medium oil (bbls/d)	4,232	44%	3,488	40%
Heavy oil (bbls/d)	5,139	53%	5,001	57%
Total oil (bbls/d)	9,371	97%	8,489	97%
Natural gas liquids (bbls/d)	67	1%	65	1%
Total oil and natural gas liquids (bbls/d)	9,438	98%	8,554	98%
Natural gas (mcf/d)	1,161	2%	1,077	2%
Total oil equivalent (6:1 boe/d)	9,632	100%	8,734	100%

Harvest exited June 30, 2003 with a higher daily production rate of 10,556 BOE/d, which reflects the impact of the ongoing development and optimization activities and the acquisitions during the quarter. Harvest anticipates further production growth in the balance of 2003 due to oil and natural gas property acquisitions and the continuing development and optimization program.

Revenue

Revenues, before royalties, totaled $24.6 million and $50.9 million, which was the result of average realized prices of $28.69 and $32.86 per barrel for oil and natural gas liquids and $5.93 and $7.48 per mcf for natural gas during the three and six month periods ended June 30, 2003 respectively. The overall impact of Harvest's hedging program is an approximate decrease of $4.34 and $7.94 per BOE of production, for the three and six month periods ended respectively. Harvest plans to continue with its current hedging strategy, and has approximately 7,500 Bbls/d of production hedged for the balance of 2003 at an approximate average price of $33.00 Cdn per barrel.

Operating Netbacks

The following is a summary of Harvest's operating netbacks for the periods ended June 30, 2003.

	($/boe)	
	Three month period ended June 30, 2003	**Six month period ended June 30, 2003**
Market price	28.69	32.86
Hedging loss	4.34	7.94
Realized price	24.35	24.92
Royalties, net	3.96	4.12
Operating costs	7.68	8.66
Netback	12.71	12.14

Royalty Expense

Harvest paid net royalties of $3.3 million and $6.2 million in the three and six month periods ended June 30, 2003 or approximately $3.96/BOE and $4.12/BOE. The net royalty amount for the three month period ended is comprised of $1.9 million in freehold royalties and freehold mineral tax, $1.4 million in crown royalties, $0.1 million in gross overriding royalties and $0.1 million in royalty income received. The net royalty amount for the six month period ended is comprised of $4.1 million in freehold royalties and freehold mineral tax, $2.1 million in crown royalties, $0.2 million in gross overriding royalties and $0.2 million in royalty income received.

Operating Expenses

Harvest's operating expenses were $6.6 million and $13.4 million for the three and six month periods ended June 30, 2003, or approximately $7.68 and $8.66 per BOE. Substantially all of the entity's properties are operated by Harvest. The significant portions of Harvest's operating costs are electricity (60%) and maintenance (15%). For the remainder of 2003, Harvest has approximately 48% of its current electricity usage hedged at an average price of $45.10 per MWh.

General and Administration Expenses

General and administrative expenses totaled $0.8 million or $0.92 per BOE for the three month period ended, and $1.5 million or $0.98 per BOE for the six month period ended June 30, 2003. During the three and six month periods ended, $0.4 million and $0.5 million of general and administrative costs were capitalized with respect to field enhancement and acquisition activities.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.1 million and $2.2 million in the three and six month periods ended June 30, 2003. The amortization of deferred financing charges associated with fees to secure bank lending facilities amounted to $0.4 million and $0.8 million for the three and six month periods ended, respectively. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

Harvest's depletion, depreciation, and amortization and site restoration provision totaled $7.8 million and $13.5 million and for the three and six month periods ended June 30, 2003. This balance is comprised of oil and natural gas properties depletion and depreciation of $6.9 million and $12.1 million, approximately $26,000 and $50,000 for depreciation of office furniture and equipment, and $0.8 million and $1.4 million for future abandonment and site restoration costs, respectively. The depletion rate for oil and natural gas properties was approximately $8.09 and $7.84 per BOE respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $0.95 and $0.89 per BOE rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of approximately $18.8 million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 10% to 33%.

Income Taxes

Income taxes for the three and six month periods ended June 30, 2003 are comprised of approximately $32,000 and $52,000 in large corporation tax and a $1.2 million and $0.2 million future income tax expense, respectively. Other than large corporations tax, neither the Trust nor its operating subsidiary are expected to pay cash taxes in 2003.

Cash Flow and Income

For the three and six month periods ended June 30, 2003, consolidated cash flow from operations was $9.5 million and $16.0 million, and net income was $1.2 million and $4.9 million, respectively.

Cash flow from operations per trust unit is calculated and disclosed by the Trust, as it is a widely accepted measure of financial performance used by some analysts and investors to compare oil and gas producing companies. Cash flow from operations per trust unit is not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measurements. Harvest's measure of cash flow from operations is not necessarily comparable to a similarly titled measure of another company or trust.

The corresponding per Trust Unit and per BOE figures are as follows:

	Three month period ended June 30, 2003			Six month period ended June 30, 2003		
	Per Trust Unit			Per Trust Unit		
	Basic	Diluted	Per boe	Basic	Diluted	Per boe
Cash flow from operations	$0.84	$0.82	$11.12	$1.47	$1.45	$10.36
Net income	$0.10	$0.08	$1.37	$0.45	$0.42	$3.18

Capital Expenditures

Capital expenditures totaled $32.5 million and $38.4 million in the three and six month periods ending June 30, 2003. The expenditures during these periods primarily consist of the acquisition of oil and gas producing properties in Eastern Alberta, that complement Harvest's current operations and production.

The ongoing optimization program of Harvest's properties acquired, has been extended to accommodate the new opportunities realized with the property acquisitions during the second quarter of 2003. With the additional expenditures, the program is still planned to be substantially completed during the third quarter of 2003, with an overall estimated total program cost of $14.5 million.

Subsequent to the end of the quarter, on July 30, 2003 Harvest announced the purchase of oil and natural gas producing properties in Southeastern Saskatchewan through its wholly owned subsidiary, Harvest Operations Corp. This asset purchase is anticipated to add approximately 6,000 BOE/d in production, and is expected to be purchased for an estimated consideration of $105.0 million.

Capitalization and Financial Resources

As at June 30, 2003, the demand loan payable was approximately $45.6 million and unamortized deferred financing costs were $1.4 million, compared to balances of $45.3 million of demand loan payable and $2.2 million of deferred financing charges as at December 31, 2002. A large portion of the demand loan is denominated in United States currency which, due to favourable foreign exchange rates, has resulted in unrealized foreign exchange gains of $1.0 million and $3.5 million during the three and six month periods ended June 30, 2003, respectively.

The working capital balance as at June 30, 2003 was $6.5 million, excluding the demand loan and promissory note payable. This is in comparison to working capital of $10.7 million as at December 31, 2002. The difference of $4.2 million is primarily due to the expenditures incurred for Harvest's optimization program.

Distributions

During the first half of 2003, Harvest paid distributions of $0.20 per month. Of the distributions declared and paid in the first six months of 2003, approximately 32% were reinvested by Unitholders through Harvest's distribution reinvestment plan. This resulted in a net cash distributions paid during the first six months of $8.3 million. The Trust anticipates the 2003 distributions will likely be 45% taxable, and a 55% return of capital to Unitholders. Additional oil and natural gas property acquisitions may change the taxability of the distributions.

Harvest Energy Trust

Consolidated Balance Sheets

		June 30, 2003		December 31, 2002
Assets		*(Unaudited)*		*(Audited)*
Current assets				
Cash and short-term investments	$	**1,180,609**	$	4,502,947
Accounts receivable		**16,224,404**		13,577,870
Prepaid expenses and deposits		**2,398,553**		534,573
		19,803,566		18,615,390
Deferred financing charges, net of amortization		**1,406,840**		2,209,792
Future income tax		**1,034,476**		1,272,000
Property, plant and equipment, net *[Note 3]*		**97,876,800**		71,631,507
	$	**120,121,682**	$	93,728,689
Liabilities and Unitholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	**10,063,054**	$	5,593,405
Cash distributions payable		**2,447,510**		1,862,500
Accrued interest payable		**809,829**		389,349
Demand loan *[Note 2]*		**45,557,388**		45,286,396
Promissory note payable *[Note 3]*		**850,000**		-
Large corporation taxes payable		**-**		46,771
		59,727,781		53,178,421
Site restoration provision		**1,917,018**		544,178
		61,644,799		53,722,599
Unitholders' equity				
Unitholders' capital *[Note 4]*		**63,273,216**		36,727,997
Accumulated income		**10,052,141**		5,136,093
Contributed surplus		**29,455**		4,500
Accumulated cash distributions		**(14,877,929)**		(1,862,500)
		58,476,883		40,006,090
	$	**120,121,682**	$	93,728,689

Subsequent events [Note 8]

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income

(Unaudited)

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Revenue		
Oil and gas sales	$ 24,639,326	$ 50,869,382
Hedging loss	(3,726,594)	(12,296,276)
Royalty income	114,359	170,133
Royalty expense	(3,404,361)	(6,382,776)
	17,622,730	32,360,463
Expenses		
Operating	6,595,988	13,400,411
Interest and amortization of deferred finance charges	1,078,193	2,190,728
General and administrative	788,841	1,519,653
Site restoration and reclamation	818,461	1,383,804
Depletion, depreciation and amortization	6,936,073	12,148,215
Foreign exchange gain	(983,735)	(3,487,457)
	15,233,821	27,155,354
Income before taxes	2,388,909	5,205,109
Taxes		
Large corporation tax	31,640	51,538
Future tax expense	1,177,380	237,524
Net income for the period	1,179,889	4,916,047
Accumulated income, beginning of period	8,872,252	5,136,094
Accumulated income, end of period	$ 10,052,141	$ 10,052,141
Income per trust unit, basic	$ 0.10	$ 0.45
Income per trust unit, diluted	$ 0.10	$ 0.44

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows
(Unaudited)

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Cash provided by (used in)		
Operating Activities		
Net income for the period	$ 1,179,889	$ 4,916,047
Items not requiring cash		
Depletion, depreciation and amortization	6,936,073	12,148,215
Site restoration and reclamation	818,461	1,383,804
Foreign exchange gain	(983,735)	(3,487,457)
Amortization of finance charges	406,476	812,950
Future tax expense	1,177,380	237,524
Unit based compensation	12,273	24,955
Cash flow from operations	9,546,817	16,036,038
Change in non-cash working capital *[Note 8]*	(4,415,339)	868,612
	5,131,478	16,904,650
Financing Activities		
Issue of trust units, net of costs	-	14,096,181
Issue of trust units under the distribution reinvestment plan, net of costs	2,824,164	4,099,037
Increase in demand loan	27,747,640	33,379,065
Repayment of demand loan	(6,180,670)	(29,557,182)
Cash distributions	(6,767,077)	(12,430,419)
Change in non-cash working capital balances related to financing activities *[Note 8]*	218,285	585,010
	17,842,342	10,171,692
Investing Activities		
Additions to property, plant and equipment	(19,119,967)	(24,971,104)
Acquisition of a private company *[Note 3]*	(3,000,000)	(3,000,000)
Change in non-cash working capital balances related to investing activities *[Note 8]*	(1,438,815)	(2,427,576)
	(23,558,782)	(30,398,680)
Decrease in cash and short-term investments	(584,962)	(3,322,338)
Cash and short-term investments, beginning of period	1,765,571	4,502,947
Cash and short-term investments, end of period	$ 1,180,609	$ 1,180,609
Cash interest payments	$ 889,682	$ 945,344
Cash tax payments	$ 10,526	$ 46,771
Cash distributions per unit *[Note 4]*	$ 0.60	$ 1.14

See accompanying notes to consolidated financial statements.

1. **Significant accounting policies**

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the annual report of the Trust for the period from formation on July 10, 2002 to December 31, 2002 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. **Change in accounting policy**

The Canadian Institute of Chartered Accountants has issued an accounting pronouncement concerning the classification of debt that is effective for financial years commencing on or after January 1, 2002. Based on this pronouncement and the underlying terms of Harvest Operations' debt facility, the loan is classified as a current liability since the lender has the right to demand repayment on April 30, 2004.

3. **Acquisition of a private company**

On June 1, 2003, Harvest Energy Trust acquired all of the common shares and the Net Profit Interest of a private company. Total consideration paid by the Trust was $10.1 million, and consisted of the issuance of 625,000 trust units at a price of $10.00 per unit *[Note 4]*, $3 million in cash and an $850,000 unsecured demand promissory note that bears interest at 10% per annum effective June 27, 2003. The acquisition has been accounted for using the purchase price method.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company has not yet completed its final calculation of the assets and acquired and liabilities assumed and therefore, the purchase price allocation maybe subject to change.

		Amount
Property, plant & equipment	$	15,180,670
Working capital, net		(2,281,160)
Bank debt		(2,799,510)
	$	10,100,000

4. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units		Amount
As at, December 31, 2002	9,312,500	$	36,727,997
Exercise of warrants (i)	150,000		150,000
Special warrant exercise (ii)	1,500,000		15,000,000
Acquisitions (iii)	825,000		8,350,000
Distribution reinvestment plan issuance (iv)	450,051		4,399,037
Share issue costs	–		(1,353,818)
As at, June 30, 2003	12,237,551	$	63,273,216

(i) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(ii) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000 net of a 5% underwriters' fee and approximately $550,000 of issues costs.

(iii) On May 27, 2003, the Trust issued 200,000 trust units at a price of $10.50 per unit, for consideration of the purchase of a crude oil producing property.

On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per unit, for partial consideration of the purchase of a private company. *[Note 3].*

(iv) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP		Amount
January	January 31, 2003	February 17, 2003	79,208	$	794,650
February	February 28, 2003	March 17, 2003	73,230		780,223
March	March 31, 2003	April 15, 2003	96,019		907,805
April	April 30, 2003	May 15, 2003	98,535		925,662
May	May 31, 2003	June 16, 2003	103,059		990,697
As at, June 30, 2003			450,051	$	4,399,037

(c) Per trust unit information

The following table summarizes the trust units used in calculating income per trust unit:

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Weighted average trust units outstanding, basic	11,351,728	10,891,161
Effect of trust unit rights	226,795	190,578
Weighted average trust units outstanding, diluted	11,578,523	11,081,739

5. Trust unit incentive plan

A Trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights	Weighted average exercise price
Outstanding, December 31, 2002	787,500	$ 7.80
Granted, January 24, 2003	32,500	10.21
Granted, February 14, 2003	34,500	10.75
Reduction in exercise price due to distributions	-	(1.20)
As at, June 30, 2003	854,500	$ 6.58

The trust unit rights outstanding vest equally over the next four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	27.5%
Risk free interest rate	3%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

		Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Net income	As reported	$1,179,889	$4,916,047
	Pro forma	$738,196	$4,037,245
Income per unit - basic	As reported	$0.10	$0.45
	Pro forma	$0.07	$0.37
Income per unit - diluted	As reported	$0.10	$0.44
	Pro forma	$0.06	$0.36

During the three and six month periods ended, the Trust has recognized $12,273 and $24,546 respectively in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

6. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices on prices realized. The following is a summary of the oil sales contracts with price swap or collar features as at June 30, 2003, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss)
1,000 Bbls/d	July through September 2003	Cdn $37.10	($277,718)
1,000 Bbls/d	October through December 2003	Cdn $36.63	($155,834)
1,510 Bbls/d	January through March 2004	U.S. $23.23	($697,743)
1,300 Bbls/d	January through March 2004	U.S. $24.33	($426,279)
500 Bbls/d	January through December 2004	U.S. $24.12	($447,354)
500 Bbls/d	January through December 2004	U.S. $24.25	($415,200)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($567,192)
1,200 Bbls/d	April through June 2004	U.S. $25.50	($383,485)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($487,748)
500 Bbls/d	July through September 2004	U.S. $24.56	($60,761)
1,325 Bbls/d	October through December 2004	U.S. $22.54	($409,012)
500 Bbls/d	October through December 2004	U.S. $24.03	($61,452)
500 Bbls/d	January through December 2005	U.S. $24.32	($19,931)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($303,940)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($282,152)
	Swaps based on the Lloydminster Blend Crude differential		
2,000 Bbls/d	January through December 2004	U.S. ($7.75)	$1,731,396
1,100 Bbls/d	January through December 2004	U.S. ($8.20)	$643,090

Sold Put	Term	Price per Barrel	Mark to Market Loss
500 Bbls/d	January through December 2004	Short put Cdn $15.50	($44,522)
1,000 Bbls/d	January through December 2004	Short put Cdn $18.00	($173,140)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	July through September 2003	Cdn $35.40 – 38.40	($79,059)
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35	($44,797)
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95	$0

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at June 30, 2003:

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2003	Cdn $46.30	$308,790
5MW	January through December 2004	Cdn $46.00	$32,850
5MW	January through December 2004	Cdn. $46.00	$32,850
5MW	January through December 2005	Cdn $43.00	($21,900)
9.75MW	April 2003 through March 2006	Cdn $44.50	$916,022

At June 30, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $1,704,799. Harvest Operations Corp. has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at June 30, 2003, this amount totaled $1,733,008 and is recorded in the prepaid expense and deposits balance.

7. Change in non-cash working capital

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Changes in non-cash working capital items:		
Accounts receivable	$ (2,958,028)	$ (1,810,351)
Prepaid expenses and deposits	(850,833)	(1,834,215)
Accounts payable and accrued liabilities	(1,575,528)	1,711,765
Cash distributions payable	224,523	585,010
Accrued interest payable	(459,367)	420,480
Large corporation taxes payable	(10,398)	(46,643)
	$ (5,629,631)	$ (973,954)
Changes relating to operating activities	$ (4,415,339)	$ 868,612
Changes relating to financing activities	224,523	585,010
Changes relating to investing activities	(1,438,815)	(2,427,576)
	$ (5,629,631)	$ (973,954)

8. Subsequent events

On July 14, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the Unitholders of record on July 31, 2003. The distribution was paid on August 15, 2003 and consisted of $1,478,783 in cash and 92,818 trust units issued for $989,612 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On July 15, 2003, the Trust paid the $0.20 per trust unit distribution announced on June 16, 2003, for Unitholders' of record as at June 30, 2003. The distribution paid consisted of $1,457,793 in cash and 104,425 trust units issued for $989,718 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

During the period from July 15 to July 18, 2003, the Trust issued 31,000 additional trust unit rights to employees of Harvest Operations Corp. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and

the maximum term of each right is not to exceed five years. The average exercise price of the rights granted was $10.23. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

On July 30, 2003, Harvest Operations Corp. entered into an agreement to acquire producing oil properties in Southeastern Saskatchewan. The expected purchase at closing is approximately $105.0 million, and the transaction is anticipated to close on September 30, 2003.

On July 31, 2003, Harvest Operations Corp. entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $45.50 per MW from January 1, 2004 to January 1, 2005, and an electrical price based heat rate of 8.40 GJ/MWh from January 1, 2005 to January 1, 2006.

On August 20, 2003, the Trust announced a cash distribution of $0.20 per unit to the Unitholders of record on August 29, 2003. The distribution that will be paid on September 15, 2003 is $2,486,959.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to June 30, 2003, that have fixed future sales and purchase prices:

Trade Date	Buy (Sell) Put	Term	Price per Barrel
July 11, 2003	(1,000 Bbls/d)	January through December 2004	USD $18.00
July 11, 2003	1,000 Bbls/d	January through December 2004	USD $25.00

Trade Date	Call	Term	Price per Barrel
July 11, 2003	(1,000 Bbls/d)	January through December 2004	USD $28.25

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 04
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For the three months ended June 30, 2003

Harvest Energy Trust

2003 Quarterly Report to Unitholders

Q2

(49)

Harvest Energy Trust Announces Second Quarter 2003 Results

Calgary, August 21, 2003 – Harvest Energy Trust ("Harvest") (TSX: HTE.UN) today announced its unaudited operating and financial results for the three and six month periods ended June 30, 2003.

Second Quarter Highlights

- Distributions of $0.60 per trust unit;
- Cash flow from operations of $9.5 million, or $0.84 per trust unit, representing a payout ratio of 73% for the three month period ended June 30, 2003;
- Sales volume averaged 9,632 BOE/d for the three month period ended June 30, 2003, an increase of 17% from the first quarter;
- Harvest continued its development and consolidation activities in its core areas including the acquisition of approximately $30.0 million of properties resulting in an exit rate of 10,500 at June 30, 2003; and
- Following the second quarter, on July 29, 2003, Harvest announced the signing of an agreement to acquire 6,000 BOE/d of predominantly light oil in Carlyle area, in Southeastern Saskatchewan for $105.0 million.

Financial and Operational Highlights

Financial ($000's except per BOE and per trust unit amounts)	**Three months ended June 30, 2003**
Net revenue, before hedging	**$24,754**
Net revenue, net of hedging	**$21,027**
Hedging Loss	**$3,727**
Cash flow from operations	**$9,546**
Cash flow from operations per trust unit	**$0.84**
Net income	**$1,180**
Net income per trust unit	**$0.10**
Capital expenditures	**$32,491**
Net debt	**$39,924**

Financial *($000's except per-BOE and per-trust-unit amounts)*	**Three months ended June 30, 2003**
Declared distributed to unitholders	$6,992
Declared distributions per trust unit	$0.60
Weighed average trust units outstanding	11,351,728
Trust units outstanding at the end of the period	12,237,551

Operating and Reserves *(Natural gas converted to barrel of oil equivalent (BOE) on a 6:1 basis)*	**Three months ended June 30, 2003**	**Six months ended June 30, 2002**
Average daily sales volumes		
Crude oil and natural gas liquids (Bbls/d)	9,438	8,554
Natural gas (mcf/d)	1,161	1,077
Total (BOE/d)	**9,632**	**8,734**
Production exit rate (BOE/d)	10,500	10,500

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2003 and the audited consolidated financial statements and MD&A for the period from July 10 (date of formation) to December 31, 2002.

Forward-Looking Information

The following discussion contains forward-looking information with respect to Harvest Energy Trust. This information addresses future events and conditions and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. The information and opinions concerning the Trust's future outlook are based on information available at August 2003.

Sales Volumes

Harvest's production consists of medium and heavy oil, natural gas liquids, and natural gas from properties located in East Central Alberta. Sales of oil and natural gas averaged 9,632 BOE/d and 8,734 BOE/d in the three and six month periods ended June 30, 2003, respectively.

Average Sales Volumes

	Three Month Period Ended June 30, 2003		Six Month Period Ended June 30, 2003	
Medium oil (bbls/d)	4,232	44%	3,488	40%
Heavy oil (bbls/d)	5,139	53%	5,001	57%
Total oil (bbls/d)	9,371	97%	8,489	97%
Natural gas liquids (bbls/d)	67	1%	65	1%
Total oil and natural gas liquids (bbls/d)	9,438	98%	8,554	98%
Natural gas (mcf/d)	1,161	2%	1,077	2%
Total oil equivalent (6:1 boe/d)	9,632	100%	8,734	100%

Harvest exited June 30, 2003 with a higher daily production rate of 10,556 BOE/d, which reflects the impact of the ongoing development and optimization activities and the acquisitions during the quarter. Harvest anticipates further production growth in the balance of 2003 due to oil and natural gas property acquisitions and the continuing development and optimization program.

Revenue

Revenues, before royalties, totaled $24.6 million and $50.9 million, which was the result of average realized prices of $28.69 and $32.86 per barrel for oil and natural gas liquids and $5.93 and $7.48 per mcf for natural gas during the three and six month periods ended June 30, 2003 respectively. The overall impact of Harvest's hedging program is an approximate decrease of $4.34 and $7.94 per BOE of production, for the three and six month periods ended respectively. Harvest plans to continue with its current hedging strategy, and has approximately 7,500 Bbls/d of production hedged for the balance of 2003 at an approximate average price of $33.00 Cdn per barrel.

Operating Netbacks

The following is a summary of Harvest's operating netbacks for the periods ended June 30, 2003:

	($/boe)	
	Three month period ended June 30, 2003	**Six month period ended June 30, 2003**
Market price	28.69	32.86
Hedging loss	4.34	7.94
Realized price	24.35	24.92
Royalties, net	3.96	4.12
Operating costs	7.68	8.66
Netback	12.71	12.14

Royalty Expense

Harvest paid net royalties of $3.3 million and $6.2 million in the three and six month periods ended June 30, 2003 or approximately $3.96/BOE and $4.12/BOE. The net royalty amount for the three month period ended is comprised of $1.9 million in freehold royalties and freehold mineral tax, $1.4 million in crown royalties, $0.1 million in gross overriding royalties and $0.1 million in royalty income received. The net royalty amount for the six month period ended is comprised of $4.1 million in freehold royalties and freehold mineral tax, $2.1 million in crown royalties, $0.2 million in gross overriding royalties and $0.2 million in royalty income received.

Operating Expenses

Harvest's operating expenses were $6.6 million and $13.4 million for the three and six month periods ended June 30, 2003, or approximately $7.68 and $8.66 per BOE. Substantially all of the entity's properties are operated by Harvest. The significant portions of Harvest's operating costs are electricity (60%) and maintenance (15%). For the remainder of 2003, Harvest has approximately 48% of its current electricity usage hedged at an average price of $45.10 per MWh.

General and Administration Expenses

General and administrative expenses totaled $0.8 million or $0.92 per BOE for the three month period ended, and $1.5 million or $0.98 per BOE for the six month period ended June 30, 2003. During the three and six month periods ended, $0.4 million and $0.5 million of general and administrative costs were capitalized with respect to field enhancement and acquisition activities.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.1 million and $2.2 million in the three and six month periods ended June 30, 2003. The amortization of deferred financing charges associated with fees to secure bank lending facilities amounted to $0.4 million and $0.8 million for the three and six month periods ended, respectively. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

Harvest's depletion, depreciation, and amortization and site restoration provision totaled $7.8 million and $13.5 million and for the three and six month periods ended June 30, 2003. This balance is comprised of oil and natural gas properties depletion and depreciation of $6.9 million and $12.1 million, approximately $26,000 and $50,000 for depreciation of office furniture and equipment, and $0.8 million and $1.4 million for future abandonment and site restoration costs, respectively. The depletion rate for oil and natural gas properties was approximately $8.09 and $7.84 per BOE respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $0.95 and $0.89 per BOE rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of approximately $18.8

million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 10% to 33%.

Income Taxes

Income taxes for the three and six month periods ended June 30, 2003 are comprised of approximately $32,000 and $52,000 in large corporation tax and a $1.2 million and $0.2 million future income tax expense, respectively. Other than large corporations tax, neither the Trust nor its operating subsidiary are expected to pay cash taxes in 2003.

Cash Flow and Income

For the three and six month periods ended June 30, 2003, consolidated cash flow from operations was $9.5 million and $16.0 million, and net income was $1.2 million and $4.9 million, respectively.

Cash flow from operations per trust unit is calculated and disclosed by the Trust, as it is a widely accepted measure of financial performance used by some analysts and investors to compare oil and gas producing companies. Cash flow from operations per trust unit is not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measurements. Harvest's measure of cash flow from operations is not necessarily comparable to a similarly titled measure of another company or trust.

The corresponding per Trust Unit and per BOE figures are as follows:

	Three month period ended June 30, 2003			Six month period ended June 30, 2003		
	Per Trust Unit			Per Trust Unit		
	Basic	Diluted	Per boe	Basic	Diluted	Per boe
Cash flow from operations	$0.84	$0.82	$11.12	$1.47	$1.45	$10.36
Net income	$0.10	$0.08	$1.37	$0.45	$0.42	$3.18

Capital Expenditures

Capital expenditures totaled $32.5 million and $38.4 million in the three and six month periods ending June 30, 2003. The expenditures during these periods primarily consist of the acquisition of oil and natural gas producing properties in Eastern Alberta, that complement Harvest's current operations and production.

The ongoing optimization program of Harvest's properties acquired, has been extended to accommodate the new opportunities realized with the property acquisitions during the second quarter of 2003. With the additional expenditures, the program is still planned to be substantially completed during the third quarter of 2003, with an overall estimated total program cost of $14.5 million.

Subsequent to the end of the quarter, on July 30, 2003 Harvest announced the purchase of oil and gas producing properties in Southeastern Saskatchewan through its wholly owned subsidiary, Harvest Operations Corp. This asset

purchase is anticipated to add approximately 6,000 BOE/d in production, and is expected to be purchased for an estimated consideration of $105.0 million.

Capitalization and Financial Resources

As at June 30, 2003, the demand loan payable was approximately $45.6 million and unamortized deferred financing costs were $1.4 million, compared to balances of $45.3 million of demand loan payable and $2.2 million of deferred financing charges as at December 31, 2002. A large portion of the demand loan is denominated in United States currency which, due to favourable foreign exchange rates, has resulted in unrealized foreign exchange gains of $1.0 million and $3.5 million during the three and six month periods ended June 30, 2003, respectively.

The working capital balance as at June 30, 2003 was $6.5 million, excluding the demand loan and promissory note payable. This is in comparison to working capital of $10.7 million as at December 31, 2002. The difference of $4.2 million is primarily due to the expenditures incurred for Harvest's optimization program.

Distributions

During the first half of 2003, Harvest paid distributions of $0.20 per month. Of the distributions declared and paid in the first six months of 2003, approximately 32% were reinvested by Unitholders through Harvest's distribution reinvestment plan. This resulted in a net cash distributions paid during the first six months of $8.3 million. The Trust anticipates the 2003 distributions will likely be 45% taxable, and a 55% return of capital to Unitholders. Additional oil and natural gas property acquisitions may change the taxability of the distributions.

Harvest Energy Trust

Consolidated Balance Sheets

		June 30, 2003		December 31, 2002
Assets		***(Unaudited)***		*(Audited)*
Current assets				
Cash and short-term investments	**$**	**1,180,609**	$	4,502,947
Accounts receivable		**16,224,404**		13,577,870
Prepaid expenses and deposits		**2,398,553**		534,573
		19,803,566		18,615,390
Deferred financing charges, net of amortization		**1,406,840**		2,209,792
Future income tax		**1,034,476**		1,272,000
Property, plant and equipment, net *[Note 3]*		**97,876,800**		71,631,507
	$	**120,121,682**	$	93,728,689
Liabilities and Unitholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	**$**	**10,063,054**	$	5,593,405
Cash distributions payable		**2,447,510**		1,862,500
Accrued interest payable		**809,829**		389,349
Demand loan *[Note 2]*		**45,557,388**		45,286,396
Promissory note payable *[Note 3]*		**850,000**		-
Large corporation taxes payable		**-**		46,771
		59,727,781		53,178,421
Site restoration provision		**1,917,018**		544,178
		61,644,799		53,722,599
Unitholders' equity				
Unitholders' capital *[Note 4]*		**63,273,216**		36,727,997
Accumulated income		**10,052,141**		5,136,093
Contributed surplus		**29,455**		4,500
Accumulated cash distributions		**(14,877,929)**		(1,862,500)
		58,476,883		40,006,090
	$	**120,121,682**	$	93,728,689

Subsequent events [Note 8]

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income

(Unaudited)

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Revenue		
Oil and gas sales	$ 24,639,326	$ 50,869,382
Hedging loss	(3,726,594)	(12,296,276)
Royalty income	114,359	170,133
Royalty expense	(3,404,361)	(6,382,776)
	17,622,730	32,360,463
Expenses		
Operating	6,595,988	13,400,411
Interest and amortization of deferred finance charges	1,078,193	2,190,728
General and administrative	788,841	1,519,653
Site restoration and reclamation	818,461	1,383,804
Depletion, depreciation and amortization	6,936,073	12,148,215
Foreign exchange gain	(983,735)	(3,487,457)
	15,233,821	27,155,354
Income before taxes	2,388,909	5,205,109
Taxes		
Large corporation tax	31,640	51,538
Future tax expense	1,177,380	237,524
Net income for the period	1,179,889	4,916,047
Accumulated income, beginning of period	8,872,252	5,136,094
Accumulated income, end of period	$ 10,052,141	$ 10,052,141
Income per trust unit, basic	$ 0.10	$ 0.45
Income per trust unit, diluted	$ 0.10	$ 0.44

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows

(Unaudited)

		Three Months Ended June 30, 2003		Six Months Ended June 30, 2003
Cash provided by (used in)				
Operating Activities				
Net income for the period	$	1,179,889	$	4,916,047
Items not requiring cash				
Depletion, depreciation and amortization		6,936,073		12,148,215
Site restoration and reclamation		818,461		1,383,804
Foreign exchange gain		(983,735)		(3,487,457)
Amortization of finance charges		406,476		812,950
Future tax expense		1,177,380		237,524
Unit based compensation		12,273		24,955
Cash flow from operations		9,546,817		16,036,038
Change in non-cash working capital *[Note 8]*		(4,415,339)		868,612
		5,131,478		16,904,650
Financing Activities				
Issue of trust units, net of costs		-		14,096,181
Issue of trust units under the distribution reinvestment plan, net of costs		2,824,164		4,099,037
Increase in demand loan		27,747,640		33,379,065
Repayment of demand loan		(6,180,670)		(29,557,182)
Cash distributions		(6,767,077)		(12,430,419)
Change in non-cash working capital balances related to financing activities *[Note 8]*		218,285		585,010
		17,842,342		10,171,692
Investing Activities				
Additions to property, plant and equipment		(19,119,967)		(24,971,104)
Acquisition of a private company *[Note 3]*		(3,000,000)		(3,000,000)
Change in non-cash working capital balances related to investing activities *[Note 8]*		(1,438,815)		(2,427,576)
		(23,558,782)		(30,398,680)
Decrease in cash and short-term investments		(584,962)		(3,322,338)
Cash and short-term investments, beginning of period		1,765,571		4,502,947
Cash and short-term investments, end of period	$	1,180,609	$	1,180,609
Cash interest payments	$	889,682	$	945,344
Cash tax payments	$	10,526	$	46,771
Cash distributions per unit *[Note 4]*	$	0.60	$	1.14

See accompanying notes to consolidated financial statements.

1. **Significant accounting policies**

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the annual report of the Trust for the period from formation on July 10, 2002 to December 31, 2002 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. **Change in accounting policy**

The Canadian Institute of Chartered Accountants has issued an accounting pronouncement concerning the classification of debt that is effective for financial years commencing on or after January 1, 2002. Based on this pronouncement and the underlying terms of Harvest Operations' debt facility, the loan is classified as a current liability since the lender has the right to demand repayment on April 30, 2004.

3. **Acquisition of a private company**

On June 1, 2003, Harvest Energy Trust acquired all of the common shares and the Net Profit Interest of a private company. Total consideration paid by the Trust was $10.1 million, and consisted of the issuance of 625,000 trust units at a price of $10.00 per unit *[Note 4]*, $3 million in cash and an $850,000 unsecured demand promissory note that bears interest at 10% per annum effective June 27, 2003. The acquisition has been accounted for using the purchase price method.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company has not yet completed its final calculation of the assets and acquired and liabilities assumed and therefore, the purchase price allocation maybe subject to change.

		Amount
Property, plant & equipment	$	15,180,670
Working capital, net		(2,281,160)
Bank debt		(2,799,510)
	$	10,100,000

4. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units		Amount
As at, December 31, 2002	9,312,500	$	36,727,997
Exercise of warrants (i)	150,000		150,000
Special warrant exercise (ii)	1,500,000		15,000,000
Acquisitions (iii)	825,000		8,350,000
Distribution reinvestment plan issuance (iv)	450,051		4,399,037
Share issue costs	—		(1,353,818)
As at, June 30, 2003	12,237,551	$	63,273,216

(i) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(ii) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000 net of a 5% underwriters' fee and approximately $550,000 of issues costs.

(iii) On May 27, 2003, the Trust issued 200,000 trust units at a price of $10.50 per trust unit, for consideration of the purchase of a crude oil producing property.

On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per trust unit, for partial consideration of the purchase of a private company. *[Note 3]*.

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP		Amount
January	January 31, 2003	February 17, 2003	79,208	$	794,650
February	February 28, 2003	March 17, 2003	73,230		780,223
March	March 31, 2003	April 15, 2003	96,019		907,805
April	April 30, 2003	May 15, 2003	98,535		925,662
May	May 31, 2003	June 16, 2003	103,059		990,697
As at, June 30, 2003			450,051	$	4,399,037

(c) Per trust unit information

The following table summarizes the trust units used in calculating income per trust unit:

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Weighted average trust units outstanding, basic	11,351,728	10,891,161
Effect of trust unit rights	226,795	190,578
Weighted average trust units outstanding, diluted	11,578,523	11,081,739

5. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met.. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights	Weighted average exercise price
Outstanding, December 31, 2002	787,500	$ 7.80
Granted, January 24, 2003	32,500	10.21
Granted, February 14, 2003	34,500	10.75
Reduction in exercise price due to distributions	-	(1.20)
As at, June 30, 2003	854,500	$ 6.58

The trust unit rights outstanding vest equally over the next four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	27.5%
Risk free interest rate	3%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

		Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Net income	As reported	$1,179,889	$4,916,047
	Pro forma	$738,196	$4,037,245
Income per unit - basic	As reported	$0.10	$0.45
	Pro forma	$0.07	$0.37
Income per unit - diluted	As reported	$0.10	$0.44
	Pro forma	$0.06	$0.36

During the three and six month periods ended, the Trust has recognized $12,273 and $24,546 respectively in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

6. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices on prices realized. The following is a summary of the oil sales contracts with price swap or collar features as at June 30, 2003, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss)
1,000 Bbls/d	July through September 2003	Cdn $37.10	($277,718)
1,000 Bbls/d	October through December 2003	Cdn $36.63	($155,834)
1,510 Bbls/d	January through March 2004	U.S. $23.23	($697,743)
1,300 Bbls/d	January through March 2004	U.S. $24.33	($426,279)
500 Bbls/d	January through December 2004	U.S. $24.12	($447,354)
500 Bbls/d	January through December 2004	U.S. $24.25	($415,200)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($567,192)
1,200 Bbls/d	April through June 2004	U.S. $25.50	($383,485)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($487,748)
500 Bbls/d	July through September 2004	U.S. $24.56	($60,761)
1,325 Bbls/d	October through December 2004	U.S. $22.54	($409,012)
500 Bbls/d	October through December 2004	U.S. $24.03	($61,452)
500 Bbls/d	January through December 2005	U.S. $24.32	($19,931)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($303,940)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($282,152)
	Swaps based on the Lloydminster Blend Crude differential		
2,000 Bbls/d	January through December 2004	U.S. ($7.75)	$1,731,396
1,100 Bbls/d	January through December 2004	U.S. ($8.20)	$643,090

Sold Put	Term	Price per Barrel	Mark to Market Loss
500 Bbls/d	January through December 2004	Short put Cdn $15.50	($44,522)
1,000 Bbls/d	January through December 2004	Short put Cdn $18.00	($173,140)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	July through September 2003	Cdn $35.40 – 38.40	($79,059)
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35	($44,797)
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95	$0

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at June 30, 2003:

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2003	Cdn $46.30	$308,790
5MW	January through December 2004	Cdn $46.00	$32,850
5MW	January through December 2004	Cdn. $46.00	$32,850
5MW	January through December 2005	Cdn $43.00	($21,900)
9.75MW	April 2003 through March 2006	Cdn $44.50	$916,022

At June 30, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $1,704,799. Harvest Operations Corp. has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at June 30, 2003, this amount totaled $1,733,008 and is recorded in the prepaid expense and deposits balance.

7. Change in non-cash working capital

	Three Months Ended June 30, 2003		Six Months Ended June 30, 2003	
Changes in non-cash working capital items:				
Accounts receivable	$	(2,958,028)	$	(1,810,351)
Prepaid expenses and deposits		(850,833)		(1,834,215)
Accounts payable and accrued liabilities		(1,575,528)		1,711,765
Cash distributions payable		224,523		585,010
Accrued interest payable		(459,367)		420,480
Large corporation taxes payable		(10,398)		(46,643)
	$	(5,629,631)	$	(973,954)
Changes relating to operating activities	$	(4,415,339)	$	868,612
Changes relating to financing activities		224,523		585,010
Changes relating to investing activities		(1,438,815)		(2,427,576)
	$	(5,629,631)	$	(973,954)

8. Subsequent events

On July 14, 2003, the Trust announced a cash distribution of $0.20 per unit to the Unitholders of record on July 31, 2003. The distribution was paid on August 15, 2003 and consisted of $1,478,783 in cash and 92,818 trust units issued for $989,612 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On July 15, 2003, the Trust paid the $0.20 per trust unit distribution announced on June 16, 2003, for Unitholders' of record as at June 30, 2003. The distribution paid consisted of $1,457,793 in cash and 104,425 trust units issued for $989,718 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

During the period from July 15 to July 18, 2003, the Trust issued 31,000 additional trust unit rights to employees of Harvest Operations Corp. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The average exercise price of the rights granted was $10.23. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

On July 30, 2003, Harvest Operations Corp. entered into an agreement to acquire producing oil properties in Southeastern Saskatchewan. The expected purchase at closing is approximately $105.0 million, and the transaction is anticipated to close on September 30, 2003.

On July 31, 2003, Harvest Operations Corp. entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $45.50 per MW from January 1, 2004 to January 1, 2005, and an electrical price based heat rate of 8.40 GJ/MWh from January 1, 2005 to January 1, 2006.

On August 20, 2003, the Trust announced a cash distribution of $0.20 per unit to the Unitholders of record on August 29, 2003. The distribution that will be paid on September 15, 2003 is $2,486,959.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to June 30, 2003, that have fixed future sales and purchase prices:

On August 20, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the Unitholders of record on August 29, 2003. The distribution that will be paid on September 15, 2003 is $2,486,959.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to June 30, 2003, that have fixed future sales and purchase prices:

Trade Date	Buy (Sell) Put	Term	Price per Barrel
July 11, 2003	(1,000 Bbls/d)	January through December 2004	USD $18.00
July 11, 2003	1,000 Bbls/d	January through December 2004	USD $25.00

Trade Date	Call	Term	Price per Barrel
July 11, 2003	(1,000 Bbls/d)	January through December 2004	USD $28.25

In connection with the May 16, 2003 swap, Harvest Operations Corp. is required to provide the counterparty with 2,600 to 3,000 Bbls/d at the market price at the time of the sale plus USD $0.35 per Bbl. The actual volume sold at any given period, is at the option of Harvest Operations Corp.

On May 26, 2003, the Trust acquired a crude oil producing property, through its wholly owned subsidiary Harvest Operations Corp., for consideration of 200,000 trust units.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 04
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

50

August 21, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
North West Territories Registrar of Securities *(via SEDAR)*
Yukon Registrar of Securities *(via SEDAR)*
Nunavut Registrar of Securities *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Harvest Energy Trust
Mailing of Second Quarter Report
to Registered Unitholders

As the mailing agent for Harvest Energy Trust, we are pleased to confirm the mailing of the second quarter report for the period ended June 30, 2003, to each of the Registered Unitholders of the subject trust on **August 21, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Harvest Energy Trust
Attn: Ms. Debbie Harrison

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	UNITHOLDERS OF **HARVEST ENERGY TRUST**
ALBERTA	)	("TRUST").

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **AUGUST 21, 2003** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE TRUST;**

   (a) a copy of the SECOND QUARTER REPORT FOR THE PERIOD ENDED JUNE 30, 2003 marked EXHIBIT "A" and identified by me.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 21ST DAY OF AUGUST 2003.)

_______"Jenny Hart"_____________________   ____"Cheryl Dahlager"_____

COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA

My commission expires on August 7, 2006.

CHERYL DAHLAGER

SEATON – JORDAN & ASSOCIATES LTD.

MINERAL MANAGEMENT CONSULTANTS

(51)

July 24, 2003

HARVEST ENERGY TRUST
1900, 330 – 5TH Avenue S.W.
Calgary, Alberta
T2P 0L4

Gentlemen:

At your request we have evaluated **HARVEST ENERGY TRUST SASKATCHEWAN ACQUISITION** non-reserve oil and gas properties as at July 1, 2003. Our evaluation represents what we believe to be the market value at the present time. Market value is defined as the price which we as independent consultants, given the conditions existing at July 1, 2003, feel could reasonably be expected to be received for these properties.

In order to determine the market value, Seaton-Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity of each of **HARVEST ENERGY TRUST SASKATCHEWAN ACQUISITION** properties. In areas where current prices were not available in the immediate vicinity, Seaton-Jordan used its best judgment. In addition, recognition was given to the remaining terms of the oil and gas leases as well as any particular burdens such as overriding royalties.

The following is our assessment of the market value for all **HARVEST ENERGY TRUST SASKATCHEWAN ACQUISITION** non-reserve oil and gas properties.

EFFECTIVE JULY 1, 2003

Area	Gross Acres	Net Acres	Value $
Corning/Flinton	6,308.5120	6,308.5120	$217,101
Hazelwood	8,897.1230	8,668.5840	$722,355
Moose Valley	3,993.5260	3,793.7920	$217,202
Parkman East	2,690.9460	2,505.6440	$44,596
Red River	253,832.9040	253,832.9040	$5,765,430
SE Non Core	1,775.4030	714.6670	$33,344
Wauchope	2,638.8770	2,514.0860	$62,120
Whitebear	6,204.4340	6,204.4340	$368,575
Totals	**286,341.7250**	**284,542.6230**	**$7,430,723**

800, 505 – 3 STREET S.W., CALGARY, ALBERTA T2P 3E6 • TELEPHONE (403) 266-5700 • FAX (403) 269-6569

Net acres represents the aggregate working interest which **HARVEST ENERGY TRUST SASKATCHEWAN ACQUISITION** holds in the gross acres after deducting the working interest held by unrelated parties.

Yours truly,

SEATON-JORDAN & ASSOCIATES LTD.

D. R. Jordan
President

DRJ*jjg

CERTIFICATE OF QUALIFICATION

I, Dale R. Jordan, Mineral Management Consultant, of Suite 800, 505 – Third Street S.W., Calgary, Alberta, do declare:

1. That Seaton-Jordan & Associates Ltd., a company of mineral management consultants, did make an evaluation of **HARVEST ENERGY TRUST SASKATCHEWAN ACQUISITION** non-reserve oil and gas properties as at July 1, 2003. This evaluation is contained in a letter dated July 24, 2003 to **HARVEST ENERGY TRUST.**

2. That I, Dale R. Jordan, was the person directly responsible for the preparation of the evaluation.

3. That I have in excess of fifty years experience in mineral land management matters, both in the industry as one of the principals of Seaton-Jordan & Associates Ltd. and with the Alberta Department of Energy.

4. That I am a member of the Canadian Association of Petroleum Landmen.

5. That neither Seaton-Jordan & Associates Ltd. nor myself have any interest, directly or indirectly, nor do we expect to receive any interest directly or indirectly, in any of the properties or shares of **HARVEST ENERGY TRUST.**

6. That the basic data employed in the preparation of the aforementioned evaluation were obtained from **HARVEST ENERGY TRUST**, from the files of Seaton-Jordan & Associates Ltd. and from various published records.

DALE R. JORDAN
President

Suite 800, 505 – Third Street S.W.
Calgary, Alberta
July 24, 2003

SEATON JORDAN & ASSOCIATES LTD.

MINERAL MANAGEMENT CONSULTANTS

52

August 8, 2003

HARVEST ENERGY TRUST
1900, 330 – 5TH Avenue S.W.
Calgary, Alberta
T2P 0L4

Gentlemen:

At your request we have evaluated **HARVEST OPERATIONS CORP.** non-reserve oil and gas properties as at July 1, 2003. Our evaluation represents what we believe to be the market value at the present time. Market value is defined as the price which we as independent consultants, given the conditions existing at July 1, 2003, feel could reasonably be expected to be received for these properties.

In order to determine the market value, Seaton-Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity of each of **HARVEST OPERATIONS CORP.** properties. In areas where current prices were not available in the immediate vicinity, Seaton-Jordan used its best judgment. In addition, recognition was given to the remaining terms of the oil and gas leases as well as any particular burdens such as overriding royalties.

The following is our assessment of the market value for all **HARVEST OPERATIONS CORP.** non-reserve oil and gas properties.

EFFECTIVE JULY 1, 2003

Area	Gross Hectares	Net Hectares	Value $
Alberta	10,938.8320	7,181.4020	$704,232
Totals	**10,938.8320**	**7,181.4020**	**$704,232**

800, 505 – 3 STREET S.W., CALGARY, ALBERTA T2P 3E6 • TELEPHONE (403) 266-5700 • FAX (403) 269-6569

Net hectares represents the aggregate working interest which **HARVEST OPERATIONS CORP.** holds in the gross hectares after deducting the working interest held by unrelated parties.

Yours truly,

SEATON-JORDAN & ASSOCIATES LTD.

D. R. Jordan
President

DRJ*jjg

CERTIFICATE OF QUALIFICATION

I, Dale R. Jordan, Mineral Management Consultant, of Suite 800, 505 – Third Street S.W., Calgary, Alberta, do declare:

1. That Seaton-Jordan & Associates Ltd., a company of mineral management consultants, did make an evaluation of **HARVEST OPERATIONS CORP.** non-reserve oil and gas properties as at July 2003. This evaluation is contained in a letter dated August 8, 2003 to **HARVEST ENERGY TRUST.**

2. That I, Dale R. Jordan, was the person directly responsible for the preparation of the evaluation.

3. That I have in excess of fifty years experience in mineral land management matters, both in the industry as one of the principals of Seaton-Jordan & Associates Ltd. and with the Alberta Department of Energy.

4. That I am a member of the Canadian Association of Petroleum Landmen.

5. That neither Seaton-Jordan & Associates Ltd. nor myself have any interest, directly or indirectly, nor do we expect to receive any interest directly or indirectly, in any of the properties or shares of **HARVEST ENERGY TRUST** or **HARVEST OPERATIONS CORP.**

6. That the basic data employed in the preparation of the aforementioned evaluation were obtained from **HARVEST ENERGY TRUST**, from the files of Seaton-Jordan & Associates Ltd. and from various published records.

DALE R. JORDAN
President

Suite 800, 505 – Third Street S.W.
Calgary, Alberta
August 8, 2003

A copy of this preliminary p ... ovinces of Canada but has not yet become final ... y prospectus may not be complete and may ha ... is obtained from the securities regulatory auth

This prospectus constitutes a ... lawfully offered for sale and therein only by pers ... regulatory authority has expressed an opinion about these securities and it is ... wise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, except to the extent exempt from such registration requirements, these securities may not be offered or sold in the United States and this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

New Issue **•, 2003**

PRELIMINARY PROSPECTUS DATED SEPTEMBER 3, 2003

Harvest Energy Trust

$•

• Trust Units

Harvest Energy Trust (the "Trust") is hereby qualifying for distribution (the "Offering") • trust units ("Trust Units") of the Trust at a price of $• (the "Offering Price") per Trust Unit. The terms of the Offering, including the Offering Price, were determined by negotiations between Harvest Operations Corp. (the "Corporation"), on behalf of the Trust, and National Bank Financial Inc., on its own behalf and on behalf of CIBC World Markets Inc., FirstEnergy Capital Corp. and Haywood Securities Inc. (collectively, the "Underwriters").

Price: $• per Trust Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust [1]
Per Trust Unit	$•	$•	$•
Total	$•	$•	$•

Notes:

(1) Before deducting expenses of the Offering estimated to be $250,000, which will be paid from the Trust's available cash.

(2) The Trust has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to • additional Trust Units at the Offering Price, exercisable, in whole or in part, for a period of 30 days following the date of closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Trust, before deducting issue expenses, will be $•, $• and $•, respectively. This prospectus qualifies both the grant of the Over-Allotment Option and the Trust Units issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

Subject to certain assumptions, limitations and restrictions, in the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust and Blake, Cassels & Graydon LLP, counsel to the Underwriters, as of the date of this prospectus, the Trust Units will, on the date of issue, be qualified investments for trusts governed by registered

retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the *Income Tax Act* (Canada) and will not be foreign property within the meaning of the *Income Tax Act* (Canada). See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of Trust Units on behalf of the Trust by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

National Bank Financial Inc., one of the Underwriters, is a wholly-owned subsidiary of a Canadian chartered bank which, on the date of closing of the Offering, will be a lender to the Corporation and to which the Corporation will be indebted. Consequently, the Trust may be considered to be a connected issuer of National Bank Financial Inc. for the purposes of securities regulations in certain provinces. In addition, National Bank Financial Inc. was retained by the Trust in connection with the NFX Transaction and will receive a fee from the Trust on completion of the NFX Transaction. See "Relationship between the Trust and a Certain Underwriter".

The issued and outstanding Trust Units are listed on the TSX under the symbol "HTE.UN". The closing price of the Trust Units on the TSX on September 2, 2003 was $12.60.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Trust Units will be available for delivery at the closing of the Offering, which is expected to take place on or about September 30, 2003 but not later than •, 2003. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

An investment in the Trust Units is highly speculative due to a number of risks, including: (i) the volatility of oil, natural gas and natural gas product prices; (ii) the Trust's ability to replace reserves by purchasing reserves or otherwise; (iii) depletion and recoverability of reserves and reserves estimates; (iv) environmental concerns; (v) debt service; (vi) changes in legislation; (vii) the nature of oil and natural gas operations; (viii) reliance on the Corporation; (ix) potential conflicts of interest; (x) investment eligibility; (xi) the nature of the Trust Unit form of security; (xii) fluctuations in interest rates; (xiii) fluctuations in the value of the Canadian dollar relative to other currencies; and (xiv) fluctuations in electrical power costs. See "Risk Factors".

PROPERTIES OF THE TRUST


BELLSHILL NON-UNIT
THOMPSON LAKE
KILLARNEY
DAVID NORTH
AMISK
CZAR
HAYTER SOUTH
HAYTER
METISKOW
WEST PROVOST
Provost
T.41
T.40
T.39
T.38
T.37
R.13
R.12
R.11
R.10
R.9
R.8
R.7
R.6
R.5
R.4
R.3
R.2
R.1
ALBERTA
SASKATCHEWAN
EDMONTON
Calgary
Red Deer
Lethbridge
Medicine Hat
Jasper Park
Banff Park
Grande Prairie
Fort McMurray
Regina
TYVAN
MOOSE VALLEY
BENDER
CORNING/FLINTON
HAZELWOOD
WHITE BEAR
PARKMAN
LIGHTNING
T.15
T.14
T.13
T.12
T.11
T.10
T.9
T.8
T.7
R.14
R.13
R.12
R.11
R.10
R.9
R.8
R.7
R.6
R.5
R.4
R.3
R.2
R.1 W2M
R.33
R.32
R.31 W1M
LOCATOR MAP AB SK
Harvest Energy Trust
21.08.2003

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Trust is hereby providing cautionary statements identifying important factors that could cause the Trust's actual results to differ materially from those projected in forward-looking statements made in this prospectus. Any statements that express or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always through use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "intends", "plans", "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this prospectus, and particularly in the risk factors set forth herein under "Risk Factors". Because actual results or outcome could differ materially from those expressed in any forward-looking statements of the Trust made by or on behalf of the Trust, investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Trust undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law including applicable securities laws. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of such factors and to assess in advance the impact of each such factor on the Trust or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUPPLEMENTAL DISCLOSURE

Distributable cash and cash available for distribution and cash-on-cash yield are not recognized generally accepted accounting principles. Management believes that in addition to net income and net income per Trust Unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that distributable cash, cash available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* investors' initial investment and a return *on* investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

GLOSSARY OF TERMS

In this prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated.

"ABCA" means the *Business Corporations Act* (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time.

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and the Corporation pursuant to which the Corporation provides certain administrative and advisory services in connection with the Trust. See "Description of the Trust" and "Information Respecting the Corporation".

"Affiliate" means, with respect to the relationship between corporations, that one of them is controlled by the other or that both of them are controlled by the same Person and for this purpose a corporation shall be deemed to be controlled by the Person who owns or effectively controls, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation or otherwise) to elect the majority of its board of directors.

"ARTC" means the Alberta Royalty Tax Credit, an Alberta provincial government program under which, in certain circumstances, tax credits may be provided against royalties on oil and natural gas production payable to the Province of Alberta.

"Board of Directors" or **"Harvest Board"** means the board of directors of the Corporation.

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday in the Province of Alberta or any other day on which banks in Calgary, Alberta are not open for business.

"Capital Fund" means the cumulative amount of funds that the Trust retains from Cash Available For Distributions to finance future acquisitions and development of properties. See "Description of the Trust – Capital Fund".

"Caribou" means Caribou Capital Corp.

"Cash Available For Distribution" means, for any particular period, all amounts available for distribution during any applicable period by the Trust to holders of Trust Units prior to any retention by the Trust for the Capital Fund. See "Description of the Trust – Cash Available For Distribution".

"COGPE" means Canadian oil and gas property expense, as defined in the Tax Act.

"Corporation" means Harvest Operations Corp., a wholly-owned subsidiary of the Trust, and its wholly-owned subsidiaries.

"Current Bank Facility" means the existing credit facility provided by the Current Lender to the Corporation as more fully described under "Information Respecting the Corporation – Borrowing by the Corporation".

"Current Lender" means a syndicate of lenders with a U.S. bank as a lender and as administrative agent for all of the lenders. As of the date hereof there is only one syndicate member.

"Deferred Purchase Price Obligation" means, collectively, the ongoing obligation of the Trust to pay to the Operating Subsidiaries, to the extent of the Trust's available funds, an amount equal to 99% of the cost of, including any amount borrowed to acquire, any Canadian resource property acquired by an Operating Subsidiary, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties.

"Direct Royalties" means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time pursuant to a Direct Royalties Sale Agreement.

"Direct Royalties Sale Agreement" means any purchase and sale agreement between the Trust and an Operating Subsidiary providing for the purchase by the Trust from an Operating Subsidiary of Direct Royalties.

"Distributable Cash" means, for any particular period, the Cash Available For Distribution less any amounts retained by the Trust for the Capital Fund.

"DRIP Plan" means the Trust's Distribution Reinvestment and Optional Unit Purchase Plan.

"Equity Bridge Agreement" means the Equity Bridge Agreement dated July 28, 2003 between the Trust and Caribou and a director of the Corporation providing for advances of up to $40 million to the Trust to assist it in the payment of Deferred Purchase Price Obligation as a result of the NFX Transaction.

"Established Reserves" means the sum of 100% of Proved Reserves and 50% of the Probable Reserves.

"Existing Properties" means Properties as of the date of this prospectus.

"Existing Properties Vendors" means, collectively, the vendors from whom the Operating Subsidiaries acquired the Existing Properties.

"farmout" means an agreement whereby a third party agrees to pay for all or a portion of the drilling of a well on one or more of the Properties in order to earn an interest therein, with an Operating Subsidiary retaining a residual interest in such Properties.

"Gross Reserves" means, collectively, the Operating Subsidiaries' interest, or the interest to be acquired by the Operating Subsidiaries, in reserves before the deduction of royalties.

"Harvest Subsidiaries" means 1057533 Alberta Ltd. and 1057536 Alberta Ltd.

"Initial Public Offering" means the initial public offering of 3,750,000 Trust Units at a price of $8.00 per Trust Unit completed on December 5, 2002, resulting in gross proceeds of $30,000,000, and includes the over-allotment option granted in favour of and exercised by the underwriters to acquire an additional 562,500 Trust Units at a price of $8.00 per Trust Unit, resulting in gross proceeds of $4,500,000.

"Letter Agreement" means the Letter Agreement dated September 2, 2003 between the Corporation, the Trust, the Harvest Subsidiaries and a senior oil and natural gas production company pursuant to which the Corporation, the Harvest Subsidiaries and the Trust will assign their rights under the NFX Agreement to such company and pursuant to which substantially all of the New Properties will be conveyed to the Corporation, including any amendments thereto.

"Management Group" means those directors and officers of the Corporation and their family members, close friends and business associates who owned the Management Group Debentures. See "Capitalization of the Trust" and "Interests of Management and Others in Material Transactions".

"Management Group Debentures" means debentures of 990148 Alberta Ltd. previously held by the Management Group. See "Capitalization of the Trust" and "Interests of Management and Others in Material Transactions".

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

"McDaniel Report – Existing Properties" means, collectively, the independent engineering evaluations dated August 8, 2003 of the reserves associated with the Existing Properties and the Direct Royalties as at January 1, 2003 conducted by McDaniel on behalf of the Corporation, based on constant and May 1, 2003 escalating price and cost assumptions.

"McDaniel Report – New Properties" means the independent engineering evaluation dated August 8, 2003 of the reserves associated with the New Properties as at January 1, 2003 conducted by McDaniel on behalf of the Corporation, based on constant and May 1, 2003 escalating price and cost assumptions.

"NFX" means National Fuel Exploration Corp., a wholly-owned subsidiary of the NFX Partnership.

"NFX Agreement" means the Partnership Interest Purchase and Sale Agreement entered into among the Harvest Subsidiaries, the Trust, the NFX Subsidiaries and the U.S. parent of NFX dated July 29, 2003, pursuant to which the NFX Subsidiaries will convey their respective partnership interests in the NFX Partnership to the Harvest Subsidiaries, including any amendments thereto.

"NFX Partnership" means Seneca New Brunswick Limited Partnership.

"NFX Subsidiaries" means, collectively, 3062782 Nova Scotia Company and 3062783 Nova Scotia Company, both of which are wholly-owned by Seneca Resources Corporation.

"NFX Transaction" means, collectively, the transactions contemplated by the NFX Agreement and the Letter Agreement.

"New Bank Facility" means the credit facility to be provided by the New Lender as more fully described under "Information Respecting the Corporation – Borrowing by the Corporation".

"New Lender" means a syndicate of lenders comprised of two Canadian chartered banks and ATB Financial.

"New Properties" means all of the working, royalty and other interests of NFX.

"Notes" means, collectively, the promissory notes issuable by the Corporation in series pursuant to a note indenture to be redeemed in consideration for a portion of the NPI, having a fair market value equal to such principal amount, and being subject to the following terms and conditions:

(a) being unsecured and bearing interest at 6% per annum payable monthly in arrears on the 20th day of the next following month;

(b) being subordinate to all senior indebtedness which includes all indebtedness for borrowed money or owing in respect of property purchases on any default in payment of any such senior indebtedness, and to all trade debt of the Corporation or any subsidiary of the Corporation or the Trust on any creditor proceedings such as bankruptcy, liquidation or insolvency;

(c) being subject to earlier prepayment, being due and payable on the 15th anniversary of the date of issuance;

(d) being an aggregate principal amount not to exceed $500 million, and

(e) being subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Harvest Board.

"NPI" means, collectively, the net profit interest owing by the Operating Subsidiaries to the Trust pursuant to the NPI Agreements.

"NPI Agreements" means, collectively, the amended and restated net profit interest agreement dated September 27, 2002 between the Corporation and the Trust and the royalty agreement dated effective January 17, 2003 between WEI and BNY Trust Company of Canada, in its capacity as trustee of WestCastle Energy Trust and **"NPI Agreement"** means any one of these agreements, as applicable.

"NYMEX" means the New York Mercantile Exchange.

"Offering" means the offering of Trust Units pursuant to this Prospectus.

"Offering Price" means a price of $• per Trust Unit for the Trust Units offered pursuant to this prospectus.

"Operating Subsidiaries" means, collectively, the Corporation and WEI, each a wholly-owned subsidiary of the Trust, and **"Operating Subsidiary"** means either of the Corporation or WEI, as applicable.

"Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting.

"Over-Allotment Option" means the over-allotment option granted by the Trust to the Underwriters to purchase up to • additional Trust Units at the Offering Price exercisable, in whole or in part, for a period of 30 days following the date of closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes.

"Permitted Investments" means:

(a) loan advances to the Corporation;

(b) interest bearing accounts of certain financial institutions including Canadian chartered banks and the Trustee;

(c) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(d) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee) the short term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation or Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(e) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and

(f) investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business;

provided that an investment is not a Permitted Investment if it:

(g) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(h) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(i) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Person" includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency.

"Pro Rata Share" means, of any particular amount in respect of a Unitholder at any time, the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time.

"Production" means the produced petroleum, natural gas and natural gas liquids attributed to the Properties.

"Properties" means the working, royalty or other interests of the Operating Subsidiaries in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by any of the Operating Subsidiaries from time to time.

"Property Interests" means petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Operating Subsidiaries.

"Proved Reserves", "Probable Reserves", "Producing Reserves", "Non-Producing Reserves", "Net Reserves", "Undeveloped Reserves" and **"Total Proved Reserves"** have the meanings given to those terms under "Oil and Gas Reserves of the Existing Properties and the Direct Royalties" and "Acquisition of New Properties – Oil and Gas Reserves", as the case may be.

"Record Date" means December 31 of each year hereafter and the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the Board of Directors.

"Reserve Fund" means the cumulative amount of production and other revenues entitled to be retained by the Operating Subsidiaries pursuant to the NPI Agreements to provide for payment of production costs which the Operating Subsidiaries estimate will or may become payable in the following six months for which there may not be sufficient production revenues to satisfy such production costs in a timely manner. See "Description of the Trust – The NPI and Direct Royalties – Reserve Fund".

"Reserve Life Index" or **"RLI"** means the amount obtained by dividing the quantity of Established Reserves by the annualized 2003 production of petroleum, natural gas and natural gas liquids from those reserves as projected in the McDaniel Report – Existing Properties or the McDaniel Report – New Properties, as applicable.

"Reserve Value" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax cash flow net of capital expenditures from the Established Reserves shown in the McDaniel Report – Existing Properties or the McDaniel Report – New Properties to such property, discounted at 10% and using escalating price and cost assumptions (a common benchmark in the oil and natural gas industry).

"Seaton Jordan Report – Existing Properties" means the independent valuation dated July 24, 2003 of the Undeveloped Lands associated with the Existing Properties effective July 1, 2003.

"Seaton Jordan Report – New Properties" means the independent valuation dated July 24, 2003 of the Undeveloped Lands associated with the New Properties effective July 1, 2003.

"Seaton Jordon" means Seaton-Jordon & Associates Ltd., independent land evaluators of Calgary, Alberta.

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

"Special Warrants" means the special trust unit purchase warrants sold to a syndicate of underwriters on February 4, 2003, which warrants were exchanged for Trust Units upon their deemed exercise on March 7, 2003.

"Subsequent Investments" means any of the investments that the Trust may make pursuant to the Trust Indenture, which includes:

(a) making payments to the Corporation pursuant to the Deferred Purchase Price Obligations under the NPI Agreement;

(b) acquiring or investing in securities of the Corporation and in the securities of any other entity and borrowing funds or obtaining credit for that purpose; and

(c) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto, provided that such investments will not be a Subsequent Investment if it:

(d) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(e) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(f) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder.

"Trust" or **"Harvest"** means Harvest Energy Trust.

"Trust Fund" at any time, shall mean any of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under the Trust Indenture:

(a) the amount paid to settle the Trust;

(b) all funds realized from the issuance of Trust Units;

(c) any Permitted Investments in which funds may from time to time be invested;

(d) all rights in respect of and income generated under the NPI Agreement with the Corporation, including the applicable NPI;

(e) all rights in respect of and income generated under a Direct Royalties Sale Agreement;

(f) any Subsequent Investment;

(g) any proceeds of disposition of any of the foregoing property including, without limitation, the Direct Royalties; and

(h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"Trust Indenture" means the amended and restated trust indenture dated September 27, 2002 between the Trustee and the Corporation as such indenture may be further amended by supplemental indentures from time to time.

"Trust Unit" means a trust unit of the Trust created, issued and certified under the Trust Indenture and outstanding and entitled to the benefits thereof.

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust.

"TSX" means the Toronto Stock Exchange.

"Undeveloped Lands" means those lands included in the Existing Properties or the New Properties which have not shown definite Proved Reserve or Probable Reserve potential as a result of regional development and/or exploration activities as of the effective date of the McDaniel Report – Existing Properties or the McDaniel Report – New Properties, respectively.

"Underwriters" means, collectively, National Bank Financial Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Haywood Securities Inc.

"Underwriting Agreement" means the underwriting agreement entered into between the Trust and the Underwriters dated as of •, 2003, with respect to the sale of the Trust Units.

"Unitholders" means the holders from time to time of one or more Trust Units.

"Unit Incentive Plan" means the Trust's unit incentive plan described under "Trust Unit Incentive Plan".

"U.S. Securities Act" means the *United States Securities Act of 1933*, as amended.

"WEI" means Westcastle Energy Inc., a wholly-owned subsidiary of the Trust.

"Working Interest" or **"WI"** means an undivided interest held by a party in an oil and/or natural gas or mineral lease granted by a Crown or freehold mineral owner, which interest gives the holder the right to "work" the property (lease) to explore for, develop, produce and market the lease substances but does not include, among other things, a royalty, overriding royalty, gross overriding royalty, net profits interest or other interest that entitles the holder thereof to a share of production or proceeds of sale of production without a corresponding right or obligation to "work" the property.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	Barrel
Bbls	Barrels
Mbbls	thousand barrels
Bbls/d	barrels per day
Mmbbls	million barrels
NGLs	natural gas liquids

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
MMBTU	million British Thermal Units

Other

AECO	EnCana Corporation's natural gas storage facility located at Suffield, Alberta.
BOE	means barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one Bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
BOE/d	barrels of oil equivalent per day.
MBOE	means thousand barrels of oil equivalent.
MMBOE	means million barrels of oil equivalent.
OOIP	means original oil in place.
WTI	means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
MW	megawatts of electrical power.
3D	three dimensional.
Darcies	means the measure of permeability (being the ease with which a single fluid will flow through connected pore space when a pressure gradient is applied).
porosity	means the measure of the fraction of pore space of a reservoir.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

ALL DOLLAR AMOUNTS SET FORTH IN THIS PROSPECTUS ARE IN CANADIAN DOLLARS, EXCEPT WHERE OTHERWISE INDICATED.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For an explanation of certain terms and abbreviations used in this prospectus, reference is made to the "Glossary of Terms", "Abbreviations" and "Conversions".

The Offering

The Trust: The Trust is a publicly traded oil and natural gas energy trust engaged, through its wholly-owned subsidiaries, in the exploration for, and the acquisition, development and production of oil and natural gas reserves. See "Description of the Trust" and "Information Respecting the Corporation".

The Offering: • Trust Units.

Offering Price: $• per Trust Unit.

Over-Allotment Option: The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to • additional Trust Units at the Offering Price, exercisable, in whole or in part, for a period of 30 days following the date of closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds: The net proceeds to the Trust from the sale of the Trust Units hereunder are estimated to be $• million ($• if the Over-Allotment Option is exercised in full) after deducting the fees of $• ($• if the Over-Allotment Option is exercised in full) payable to the Underwriters and the estimated expenses of the Offering of $250,000. All of the net proceeds to the Trust will be used to partially fund the acquisition of the properties to be acquired by the Corporation pursuant to the NFX Transaction. See "Use of Proceeds".

Closing: It is expected that closing of the Offering will be held on or about September 30, 2003. **Closing of the Offering will occur only if the NFX Transaction is completed.** See "Acquisition of New Properties".

Eligibility to Receive Distributions: Subscribers who purchase Trust Units pursuant to the Offering and who hold such Trust Units on the relevant record date will be eligible to receive distributions commencing with the anticipated distribution payable on October 15, 2003, provided closing of the Offering occurs on or before September 30, 2003, the anticipated record date for such distribution. If the closing of the Offering occurs after September 30, 2003, subscribers will not be entitled to this distribution. Subscribers will not be eligible to receive the distribution to be paid to Unitholders on September 15, 2003, the record date for which was August 29, 2003. See "Record of Cash Distributions".

Attributes of Trust Units

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in Distributable Cash paid to Unitholders and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder is liable to pay any further calls or assessments in respect of the Trust Units. No conversion, retraction, redemption or pre-emptive rights attach to the Trust Units, other than the redemption rights described under "Trust Indenture – Redemption Right". Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment. See "Trust Indenture" and "Risk Factors".

Listing of Trust Units

The outstanding Trust Units are listed on the TSX under the trading symbol "HTE.UN".

Eligibility for Investment

At the date of closing, the Trust Units distributed pursuant to this prospectus will, subject to certain assumptions, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plan and will not be foreign property within the meaning of the Tax Act. See "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Recent Developments

The NFX Agreement was executed on July 29, 2003 and has an effective date of August 1, 2003. Pursuant to the NFX Agreement, the Harvest Subsidiaries agreed to acquire all of the interests of the NFX Subsidiaries in the NFX Partnership. The NFX Subsidiaries own a collective 100% interest in the NFX Partnership which is the 100% owner of NFX. NFX owns all of the New Properties. The transactions contemplated by the NFX Agreement and the Letter Agreement are expected to be completed on or prior to September 30, 2003.

Pursuant to the Letter Agreement, the Corporation has agreed to convey its rights to acquire the NFX Partnership under the NFX Agreement to a senior oil and natural gas company that is the other party to the Letter Agreement and to purchase directly from the other party, substantially all of the New Properties for total consideration of $92 million (effective at September 30, 2003), subject to adjustment. **As a result of the Letter Agreement, the Corporation will not acquire 100% of the New Properties. The senior oil and natural gas company that is the other party to the Letter Agreement will retain certain interests in the New Properties to be made up of approximately 300 BOE/d of production, 0.96 MMBOE of Established Reserves, 25,000 net acres of undeveloped land, 20 net producing oil wells, 7 net shut-in oil wells and other related assets. All of the information with respect to the New Properties set forth below and elsewhere in this prospectus is stated for the New Properties in their entirety and has not been adjusted to give effect to the interests to be retained by the other party to the Letter Agreement.**

Concurrently with the completion of the NFX Transaction, the Trust may complete an internal reorganization pursuant to which substantially all of the properties acquired by the Corporation pursuant to the NFX Transaction will be conveyed to a trust which will be, directly or indirectly, wholly-owned by the Trust.

The acquisition of the properties to be acquired by the Corporation pursuant to the NFX Transaction will be financed through the net proceeds of this Offering of approximately $•million ($• million if the Over-Allotment Option is exercised in full), through the New Bank Facility as to approximately $• million ($• million if the Over-Allotment Option is exercised in full) and by bridge financing under the Equity Bridge Agreement (See "Description of the Trust – Borrowing by the Trust") as to the remaining $• million ($• million if the Over-Allotment Option is exercised in full. If the closing of the Offering occurs after completion of the NFX Transaction, the Trust will arrange additional bridge or other debt financing to fund the NFX Transaction until the Offering is completed. **The closing of the Offering will occur only if the NFX Transaction is completed.**

The New Properties are located in South East Saskatchewan near the town of Carlyle. The majority of the production is situated between Township 7 Range 32 W1M to Township 13 Range 13 W2M. For the month of August 2003, the New Properties produced approximately 6,200 BOE/d of light (28° to 34° API) oil concentrated in the Mississippian-aged Tilson subcrop play trend and the Ordovician-aged Red River structural play trend. As evaluated in the McDaniel Report – New Properties, the New Properties contain 18.4 MMBOE of Established Reserves, with an RLI of 7.7 years based on 2003 annual production. The recovery mechanism is bottom water drive supported by an active aquifer affording an efficient recovery of reserves, making operating characteristics of the New Properties similar to those of the Existing Properties. NFX holds a 97% average Working Interest in the New Properties and operates 98% of the total production. All the production is concentrated geographically which promotes ease of access and operating synergies. To support ongoing growth of the properties, management has identified upside value associated with development drilling, the large undeveloped land holdings and the proprietary seismic database, which are part of the assets associated with the New Properties.

Selected Pro Forma Information

The following pro forma information reflects combined information related to the Existing Properties and the New Properties. All references in this section to the "Corporation" refers to all of the Operating Subsidiaries unless otherwise indicated or the context otherwise requires. See also "Description of the Existing Properties", "Acquisition of New Properties",

"Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001", "Schedule of Revenue and Expenses for the New Properties Acquired from National Fuel Exploration Corp. – Years Ended December 31, 2002, 2001 and 2000 and Six Months Ended June 30, 2003 and 2002", "Consolidated Financial Statements of Harvest Energy Trust – June 30, 2003", "Consolidated Financial Statements of Harvest Energy Trust – December 31, 2002" and "Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at June 30, 2003 and for the Six Months Ended June 30, 2003 and the Year Ended December 31, 2002" included in this prospectus for a description of each group of properties and their related reserve information, production information and direct revenue and operating expenses.

Pro Forma Description of Properties

As a result of the Letter Agreement, the Corporation will not acquire 100% of the New Properties. The senior oil and natural gas company that is the other party to the Letter Agreement will retain certain interests in the New Properties to be made up of approximately 300 BOE/d of production, 0.96 MMBOE of Established Reserves, 25,000 net acres of undeveloped land, 20 net producing oil wells, 7 net shut-in oil wells and other related assets. All of the information with respect to the New Properties set forth below and elsewhere in this prospectus is stated for the New Properties in their entirety and has not been adjusted to give effect to the interests to be retained by the other party to the Letter Agreement.

The Existing Properties are located in East Central Alberta near Provost and include interests in the following major oilfields: Hayter, Thompson Lake, David North, West Provost, Bellshill Lake and Metiskow. The New Properties are located in South East Saskatchewan near Carlyle and include the following major oilfields: Hazelwood, Whitebear and Parkman East, Wauchope/Lightning, Corning/Flinton, Moose Valley and Tyvan/Montmarte-Ordovician. See "Description of the Existing Properties – Principal Properties" and "Acquisition of New Properties – Principal Properties".

The Existing Properties and New Properties are primarily operated by the Corporation and NFX. The Corporation has approximately an average 99% Working Interest in the Existing Properties and will acquire approximately an average 92% Working Interest in the portion of the New Properties that it will acquire pursuant to the NFX Transaction.

Established Reserves (according to the McDaniel Report – Existing Properties and the McDaniel Report – New Properties using escalating price and cost assumptions), before deduction of royalties, for the Existing Properties and

the New Properties are comprised of 18,197 Mbbls of light crude oil, 7,616 Mbbls of medium gravity crude oil, 8,870 Mbbls of heavy gravity crude oil, 273 Mbbls of natural gas liquids and 2,531 Mmcf of natural gas.

Associated with the Existing Properties are 17,745 net acres of Undeveloped Land, 757 net producing oil wells, 3.3 net producing natural gas wells, 290 net shut-in oil wells and 1.4 net shut-in natural gas wells and with the New Properties are 284,543 acres of Undeveloped Land, 440 net producing oil wells, no net producing natural gas wells, 182 net shut-in oil wells and no net shut-in natural gas wells.

This portfolio of Existing Properties and New Properties has the following characteristics:

(a) **Significant Reserve Accumulations:** The majority of the Existing Properties and New Properties share the similar attribute of possessing large accumulations of oil reserves. In total, management estimates these properties originally contained approximately 1,100 MMBOE OOIP. Management believes that exposure to large OOIP enables it to pursue expanded reserve recovery programs which could have a meaningful impact on extending the reserve life of the Properties and the profitability of the Operating Subsidiaries.

(b) **Reservoir Energy Through Active Water Drive:** The majority of the Existing Properties and New Properties share a reservoir attribute of having a natural bottom water drive derived from an underlying acquifier. It is management's view that this natural water flood provides ongoing reservoir sweep, and if managed properly, can increase ultimate reserve recovery.

(c) **Predictable Production Performance:** The production from the Existing Properties and the New Properties is derived from approximately 1,179 wells, which in aggregate have demonstrated a stable and predictable production history.

(d) **Operated:** The Corporation, as operator of the Existing Properties and the New Properties, will be able to exercise management and operating control to enhance the value of the Existing Properties and the New Properties for the benefit of the Trust.

(e) **Concentrated:** The Existing Properties and the New Properties are concentrated in relatively small areas in East Central Alberta and South East Saskatchewan. Management believes this will enable the Corporation to gain benefits from economies of scale in managing the Existing Properties and the New Properties and will also enable the Corporation to effectively enhance the value of the Existing Properties and the New Properties by applying experience gained from one property to the balance of the Existing Properties and the New Properties.

(f) **Development Potential:** Although the Existing Properties and the New Properties have been subject to extensive drilling and development programs, management believes that there are opportunities to improve the production and to further develop the reserves associated with the Existing Properties and the New Properties. See " Pro Forma Reserve Information" and "Pro Forma Incremental Exploitation and Development Potential".

Pro Forma Reserve Information

McDaniel has prepared the McDaniel Report – Existing Properties and the McDaniel Report – New Properties, evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties, the Direct Royalties and the New Properties. The reserves shown in this section are the combined reserves as shown in the McDaniel Report – Existing Properties and the McDaniel Report – New Properties. **The McDaniel Report – Existing Properties and the McDaniel Report – New Properties evaluate the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties, the Direct Royalties and the New Properties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be**

assumed that the discounted future net cash flows estimated by McDaniel represent the fair market value of these reserves. Additional assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Escalating Cost and Price Case [(1)]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [(2)] Discounted at			
	Gross [(2)]	Net [(2)]	Gross [(2)]	Net [(2)]	0%	10%	15%	20%
Proved Reserves[(2)]								
Producing Reserves[(2)]	29,867	26,540	1,913	1,612	316,132	244,154	222,146	204,845
Non-Producing Reserves[(2)]	355	332	336	259	5,580	4,285	3,815	3,426
Proved Undeveloped[(2)]	2,286	1,919	95	78	22,383	15,274	12,844	10,894
Total Proved Reserves[(2)]	32,508	28,791	2,344	1,949	344,095	263,713	238,805	219,165
Risked Probable Reserves[(2)]	2,448	2,140	187	155	25,653	15,117	12,193	10,070
Established Reserves[(2)]	34,956	30,931	2,531	2,104	369,748	278,830	250,998	229,235

Notes:
(1) Columns may not add due to rounding.
(2) See Notes (1) through (12) to the table included in "Oil and Gas Reserves of the Existing Properties and the Direct Royalties" and Notes (1) through (13) to the table included in "Acquisition of New Properties – Oil and Gas Reserves".

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Constant Cost and Price Case [(1)]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [(1)(2)] Discounted at			
	Gross [(2)]	Net [(2)]	Gross [(2)]	Net [(2)]	0%	10%	15%	20%
Proved Reserves[(2)]								
Producing Reserves[(2)]	31,998	28,444	2,032	1,729	419,753	295,960	262,591	237,469
Non-Producing Reserves[(2)]	359	334	336	259	6766	5152	4570	4091
Proved Undeveloped[(2)]	2,327	1,956	95	78	27,374	18,617	15,688	13,356
Total Proved Reserves[(2)]	34,684	30,734	2,463	2,066	453,893	319,729	282,849	254,916
Risked Probable Reserves[(2)]	2,750	2,416	184	152	37,320	20,218	16,086	13,167
Established Reserves[(2)]	37,434	33,150	2,647	2,218	491,213	339,947	298,935	268,083

Notes:
(1) Columns may not add due to rounding.
(2) See Notes (1) through (12) to the table included in "Oil and Gas Reserves of the Existing Properties and the Direct Royalties" and Notes (1) through (13) to the table included in "Acquisition of New Properties – Oil and Gas Reserves".

Estimated Pre-Tax Net Cash Flows – Established Reserves of Pro Forma Properties
Escalating Cost and Price Case **[1]**
(Dollar amounts in thousands)

Year	Annual Production (MBOE)	Company Interest Revenue	Royalty Burdens [2]	Operating Expenses	Other Income	Net Operating Income	Net Capital Investment	Net Cash Flow [3][4]
2003	6,339	197,731	32,574	56,037	60	109,180	8,155	101,025
2004	5,619	155,764	24,307	55,014	54	76,498	7,870	68,628
2005	4,771	132,380	20,146	52,015	48	60,268	5,221	55,047
2006	3,902	102,249	14,701	49,601	43	37,991	–	37,991
2007	3,180	84,696	11,540	46,267	39	26,298	–	26,298
2008	2,517	69,291	9,063	40,803	35	19,460	–	19,460
2009	1,792	51,403	6,446	31,977	32	13,012	–	13,012
2010	1,150	34,698	4,394	21,167	–	9,137	–	9,137
2011	894	27,979	3,362	17,787	–	6,830	–	6,830
2012	733	23,457	2,767	15,186	–	5,504	–	5,504
2013	621	20,448	2,373	13,444	–	–	–	4,631
2014	535	17,912	1,863	12,434	–	–	–	3,616
2015	475	16,148	1,603	11,626	–	–	–	2,919
2016	412	14,224	1,347	10,438	–	–	–	2,439
2017	374	13,152	1,183	9,935	–	–	–	2,034
Remainder	2,064	80,290	7,674	62,069	–	10,548	–	10,548
Total	35,377	1,041,820	145,342	505,796	311	390,994	21,245	369,749

Notes:

(1) Numbers may not agree with the McDaniel Report – Existing Properties and the McDaniel Report – New Properties and columns may not add, in both cases due to rounding.

(2) Includes mineral taxes.

(3) Undiscounted.

(4) Net cash flow before income taxes, interest, general and administrative expenses and estimated site restoration and abandonment costs.

Selected Pro Forma Production Information

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the Existing Properties and the New Properties, before deduction of royalties, for the periods indicated are summarized below.

	2003[1]		Year Ended December 31,[1][2][3]		
	Second Quarter	First Quarter[2][3]	2002	2001	2000
Crude Oil (Bbls/d)	15,841	15,001	16,791	16,317	14,210
Natural Gas (Mcf/d)	1,391	1,247	1,694	1,303	640
Natural Gas Liquids (Bbls/d)	95	63	5	–	–
Total (BOE/d 6:1)	16,168	15,272	17,086	16,534	14,317

Notes:

(1) In respect of the Existing Properties, based on information provided to the Corporation by the Existing Properties Vendors for the periods where the applicable Existing Properties were not held by the Operating Subsidiaries and the Corporation's records for all other purposes.

(2) In respect of the New Properties, based on information provided to the Corporation by NFX.

(3) Does not include production from the Killarney, Amisk and Czar properties.

(4) See also "Other Information About the Existing Properties – Production History" and "Acquisition of New Properties – Production History".

Pro Forma Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Existing Properties and the New Properties for the periods indicated.

	2003[1]		Year Ended December 31, [1][3]		
	Second Quarter	First Quarter[3]	2002	2001	2000
	($000's) (unaudited)	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:					
Petroleum and natural gas sales [1][2]	36,813	33,926	188,561	160,045	223,644
Operating expenses	13,960	14,168	63,045	51,011	47,840
Operating Income	22,853	19,758	125,516	109,034	175,804

Notes:

(1) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years ended December 31, 2002, 2001 and 2000 and Six Months ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001", "Schedule of Revenue and Expenses for the New Properties Acquired from National Fuel Exploration Corp. – Years Ended December 31, 2002, 2001 and 2000 and Six Months Ended June 30, 2003 and 2002", "Consolidated Financial Statements of Harvest Energy Trust – June 30, 2003", "Consolidated Financial Statements of Harvest Energy Trust – December 31, 2002" and "Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at June 30, 2003 and for the Six Months Ended June 30, 2003 and the Year Ended December 31, 2002" included in this prospectus. See also "Other Information about the Existing Properties – Direct Revenue and Operating Expenses" and "Acquisition of New Properties – Netback History".

(2) Including royalties.

(3) Does not include revenue and expenses from the Killarney, Amisk and Czar properties.

Description of the Trust

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta. The Trust is not managed by a third party manager. Instead, the Trust is managed by the Corporation, its wholly-owned subsidiary, pursuant to the Trust Indenture and the Administration Agreement.

The Trust was established for the purposes of:

(a) acquiring the NPI and similar interests from the Corporation and acquiring Direct Royalties;

(b) making payments to the Corporation, to the extent of the Trust's available funds, for 99% of the Corporation's cost of, including any amount borrowed to acquire, any Canadian resource property acquired by the Corporation, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties;

(c) acquiring or investing in securities of the Corporation and in the securities of any other entity including, without limitation, bodies corporate, partnerships or trusts that are Permitted Investments, and borrowing funds or otherwise obtaining credit for that purpose;

(d) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Unit, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

See "Description of the Trust – Cash Available For Distribution" and "Description of the Trust – Distributable Cash".

The structure of the Trust and the flow of cash from the Properties to the Operating Subsidiaries, from the Operating Subsidiaries to the Trust and from the Trust to Unitholders are set forth below:


Unitholders
Distributable Cash
Harvest Energy Trust
Capital Fund Contribution
Capital Fund (5)
NPI income (4)
Direct Royalties (3)
Banking Facilities
Debt Service
Credit Advances
Operating Subsidiaries (1)
Net Revenue from the Sale of 99% of Production
Reclamation Fund
Reserve Fund
Properties (2)

Notes:

(1) Although the Trust receives NPI income from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through the Corporation.

(2) The Operating Subsidiaries own the Properties.

(3) In addition to the NPI, the Trust holds various Direct Royalties.

(4) The Trust receives regular monthly payments in accordance with the NPI Agreements. See "Description of the Trust – The NPI and Direct Royalties".

(5) The Trust may retain up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

Concurrently with the completion of the NFX Transaction, the Trust may complete an internal reorganization pursuant to which substantially all of the properties acquired by the Corporation pursuant to the NFX Transaction will be conveyed to a trust which will be, directly or indirectly, wholly-owned by the Trust.

The Corporation

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors then reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into an NPI Agreement. See "Harvest Energy Trust – General Development of the Business".

The Corporation currently has a board of directors consisting of 5 individuals. Subject to the ability of the directors of the Corporation to appoint additional directors between meetings and to fill vacancies, pursuant to the Trust Indenture, Unitholders are entitled to elect all of the directors. See "Description of the Trust – Board of Directors" and "Information Respecting the Corporation".

Pursuant to the Trust Indenture and the Administration Agreement, the Corporation manages and administers the Trust and is responsible for the oil and natural gas technical, investment, engineering, geological, land management,

financial and administrative services and commodity marketing services relating to the Properties and the Trust. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through the Corporation. Each of the directors and senior management of the Corporation have been involved in the oil and natural gas industry for, on average, in excess of 18 years. The Corporation has a staff made up of 22 head office employees and consultants and 36 field employees and consultants dedicated to the Existing Properties, with key personnel having extensive experience in all technical, operating and financial aspects of the oil and natural gas industry including:

- organizing, operating, managing, developing and optimizing petroleum and natural gas properties;
- evaluating, acquiring and disposing of petroleum and natural gas properties; and
- marketing petroleum, natural gas and natural gas liquids.

The Corporation anticipates adding 26 additional employees and contractors to coordinate the field operations of the New Properties.

Activities undertaken by the management of the Corporation on behalf of the Trust are intended to be directed towards:

- optimizing consistent levels of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders;
- capturing the maximum cash flow, production and reserve recovery from the Properties; and
- striving for long-term growth in the value of the Properties and consequently the value of the NPI and the Direct Royalties held by the Trust by improving recovery levels from existing Properties and acquiring additional Properties.

These objectives are considered by the management of the Corporation as fundamental to the successful operation of the Trust and are and will continue to be pursued on a balanced basis to enhance benefits to the Unitholders.

Risk Factors

An investment in the Trust Units is highly speculative due to a number of risks, including: (i) the volatility of oil, natural gas and natural gas product prices; (ii) the Trust's ability to replace reserves by purchasing reserves or otherwise; (iii) depletion and recoverability of reserves and reserves estimates; (iv) environmental concerns; (v) debt service; (vi) changes in legislation; (vii) the nature of oil and natural gas operations; (viii) reliance on the Corporation; (ix) potential conflicts of interest; (x) investment eligibility; (xi) the nature of the Trust Unit form of security; (xii) fluctuations in interest rates; (xiii) fluctuations in the value of the Canadian dollar relative to other currencies; and (xiii) fluctuations in electrical power costs.

The actual amount of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders, will depend on, among other things, the quantity and quality of crude oil, natural gas and natural gas liquids produced, prices received for such production, operating costs, transportation and processing costs, general and administrative costs, debt service charges and abandonment, restoration and reclamation expenditures incurred in respect of the Properties and amounts retained in the Reserve Fund. The Trust retains up to 50% of the Cash Available For Distribution in the Capital Fund to finance acquisitions and development of the properties, which will impact Distributable Cash. Management of the Corporation believes this will assist in maintaining distributions for a longer period than would otherwise be the case than if all Cash Available For Distribution were immediately distributed to the Unitholders. See "Description of the Trust – Cash Available For Distribution", "Description of the Trust – Distributable Cash" and "Risk Factors".

The Trust Indenture provides that Unitholders are not liable for or in respect of the obligations of the Trust and that any contracts entered into on behalf of the Trust are not to be personally binding on the Trustee, the Corporation or

any Unitholder and any liability is limited to and satisfied only out of the assets of the Trust. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. See "Trust Indenture – Unitholder Limited Liability" and "Risk Factors – Unitholder Limited Liability".

The Reserve Values of the Existing Properties and the New Properties as estimated in the McDaniel Report – Existing Properties and the McDaniel Report – New Properties, respectively, and are based in part on cash flows to be generated as a result of development projects that the Corporation intends to undertake and related capital expenditures. The actual Reserve Values of the Existing Properties and the New Properties will be less than the estimates to the extent that those development projects do not achieve the level of success assumed in the McDaniel Report – Existing Properties and the McDaniel Report – New Properties, respectively.

The Corporation and Anadarko Canada Corporation (the "Vendor") are engaged in a dispute as to whether an adjustment to the purchase price paid for oil and natural gas properties acquired by the Corporation from the Vendor on November 15, 2002 should be made in favour of the Vendor. This dispute relates to whether or not the value of a hedging contract held by the Vendor impacts the net proceeds from the properties acquired from the effective date of the acquisition of June 1, 2002 to the closing date of November 15, 2002. Following various post closing adjustments, the Vendor is claiming that a net $3.3 million ($5.8 million disputed amount, less $2.5 million of holdbacks from the Vendor) is still owing by the Corporation. Management of the Corporation believes that such amount is not owing to the Vendor. This dispute will be resolved through an arbitration process. Should the Corporation be unsuccessful in defending on this amount, it will increase the amount of debt outstanding under its bank facility. Should the Corporation be successful in defending on this amount, it will reduce the amount of debt outstanding under its bank facility.

The Trust does not represent a traditional investment in the oil and natural gas sector. Investors should carefully consider the information set forth under "Risk Factors" and the other information set forth herein.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all oil and natural gas operations are conducted through the Corporation and the Trust is managed solely by the Corporation pursuant to the Trust Indenture and the Administration Agreement.

Structure of the Trust

The structure of the Trust and the flow of cash from the Properties to the Operating Subsidiaries, from the Operating Subsidiaries to the Trust and from the Trust to Unitholders are set forth below:



Unitholders
Distributable Cash
Harvest Energy Trust
Capital Fund Contribution
Capital Fund (5)
NPI income (4)
Direct Royalties (3)
Banking Facilities
Debt Service
Credit Advances
Operating Subsidiaries (1)
Net Revenue from the Sale of 99% of Production
Reclamation Fund
Reserve Fund
Properties (2)

Notes:

(1) Although the Trust receives NPI income from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through the Corporation.
(2) The Operating Subsidiaries own the Properties.
(3) In addition to the NPI, the Trust holds various Direct Royalties.
(4) The Trust receives regular monthly payments in accordance with the NPI Agreements. See "Description of the Trust – The NPI and Direct Royalties".
(5) The Trust may retain up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

Concurrently with the completion of the NFX Transaction, the Trust may complete an internal reorganization pursuant to which substantially all of the properties acquired by the Corporation pursuant to the NFX Transaction will be conveyed to a trust which will be, directly or indirectly, wholly-owned by the Trust.

General Development of the Business

The following is a description of the general development of the business of the Trust.

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors then reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was

formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into a net profit agreement which has been amended and restated effective September 27, 2003 pursuant to which the Corporation granted to the Trust the right to receive income from the net profit interest created thereby on Properties held by the Corporation from time to time. Pursuant to that NPI Agreement, the Trust paid to the Corporation $12.6 million using the proceeds from an interim loan provided by Caribou to the Trust. See "Description of the Trust – The NPI and Direct Royalties".

On July 10, 2002 the Corporation acquired certain direct royalties and properties from a major oil and natural gas producer for an aggregate purchase price of $26.1 million. The acquisition consisted of an overriding royalty interest of 7.10688% in the Choice Viking Gas Unit No. 1, and an approximate 99% working interest in oil and natural gas producing properties that are both unitized and non-unitized. Effective August 1, 2002, McDaniel assigned 4,573 MBOE of Established Reserves to these properties, before deduction of royalties. These properties are located in a relatively small area from Townships 39 to 43 and Ranges 3 to 12 W4M in East Central Alberta. These properties include interests in the following major oilfields: Thompson Lake, David North, Bellshill Lake and Metiskow, all of which are described in more detail below. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust. Following the completion of the acquisition, the Corporation then sold to the Trust the Direct Royalties which the Corporation had acquired pursuant to the acquisition.

On August 1, 2002 the Corporation entered into an Agreement of Purchase and Sale with a major oil and natural gas producer to purchase certain direct royalties and properties effective June 1, 2002 for an aggregate purchase price of $71.8 million. The Corporation completed the acquisition on November 15, 2002. The acquisition consisted of a direct royalty interest and an interest in oil and natural gas producing properties located in East Central Alberta. The direct royalty interest consisted of a minor gross overriding royalty interest in ¼ of a section of land in the Hayter area. The oil and natural gas producing properties consisted of the major fields of Hayter and West Provost, both of which are operated by the Corporation. Effective August 1, 2002, McDaniel assigned 8,155 MBOE of Established Reserves to these properties, before deduction of royalties. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust. Following the completion of the acquisition, the Corporation then sold to the Trust the direct royalty interest which the Corporation had acquired pursuant to the acquisition.

On December 5, 2002, the Trust completed the Initial Public Offering, which resulted in the issuance of 4,312,500 Trust Units and aggregate gross proceeds of $34.5 million. Approximately $22.9 million from the net proceeds of the Initial Public Offering was used to repay interim loans which had been provided by Caribou to the Trust (including accrued interest) and approximately $5.4 million from the net proceeds of the Initial Public Offering was used to partially repay bank indebtedness. The balance was used for general working capital purposes. See "Interest of Management and Others in Material Transactions".

On December 17, 2002, the Trust issued 562,500 Trust Units to FirstEnergy Capital Corp. and Haywood Securities Inc. as a result of the exercise of an over-allotment option granted to them in connection with the Initial Public Offering. The $4.2 million in net proceeds from the sale of such Trust Units were used to partially repay bank indebtedness. These amounts are included in the aggregate gross proceeds of the Initial Public Offering above.

On February 4, 2003, the Trust sold 1,500,000 special trust unit purchase warrants ("Special Warrants") to a syndicate of underwriters at a price of $10.00 per Special Warrant for net proceeds of $13.7 million. Each Special Warrant entitled the holder to receive on exercise or deemed exercise one Trust Unit for the payment of no additional consideration. On March 7, 2003, the Trust received receipts for a (final) prospectus qualifying the Trust Units issuable on exercise of the Special Warrants and on March 7, 2003, the Trust issued 1,500,000 Trust Units on the deemed exercise of the Special Warrants. The net proceeds were used to partially repay bank indebtedness and for working capital.

During April and May, 2003, the Corporation closed the acquisition of various interests in two properties in the Killarney area of Alberta. The properties are located in Township 41 Range 1 W4M and were acquired from two major oil and natural gas producers for $13.2 million and the issuance of 200,000 Trust Units respectively. The cash acquisition was financed through the Corporation's credit facilities. Included with the acquisition was an interest in two oil batteries. The properties acquired in the Killarney field are operated by the Corporation and in August, 2003

were producing approximately 1,050 BOPD of 22° API oil net to the Corporation. The McDaniel Report – Existing Properties assigned 2,177 MBOE of Established Reserves before deduction of royalties to the Corporation's interest in this area.

On June 27, 2003, the Trust completed the acquisition of all of the common shares of WEI and an NPI in certain producing oil and natural gas properties held by WEI in exchange for total consideration of approximately $10.1 million (consisting of the issuance of 625,000 Trust Units, $3 million in cash and a $850,000 unsecured promissory note) plus the assumption of $2.8 million in bank debt and $2.3 million in working capital deficit. The oil and natural gas producing properties acquired included working interests ranging from 20% to 100% in the fields of Amisk, Czar and Killarney, all of which are operated by the Corporation and in August, 2003 were producing 1,270 BOE/d. The McDaniel Report – Existing Properties assigned 1,454 MBOE of Established Reserves to the properties acquired, before deduction of royalties. The effective date of the transaction was February 5, 2003.

At the Annual and Special Meeting of Unitholders of the Trust held on June 12, 2003 (the "2003 Unitholders' Meeting"), Unitholders approved resolutions respecting each of the matters set forth below:

- to amend the Trust Indenture to authorize the creation of an unlimited number of special voting units ("Special Voting Units"). Each Special Voting Unit entitles the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units;

- to amend the Trust Indenture to grant the Corporation (through the Board of Directors) the specific authority and responsibility for any and all matters relating to the terms of the NPI Agreement and other material contracts of the Trust (other than as otherwise provided in the Trust Indenture) including any amendments thereto;

- to amend the Trust Indenture to clarify and elaborate upon the responsibility which had previously been delegated to the Corporation in respect of matters relating to an issuance or offering of Trust Units or any other rights, warrants or other securities to purchase, to convert into or to exchange into Trust Units;

- to authorize an amendment of the articles of the Corporation to create a new class of non-voting common shares, issuable in series ("Non-Voting Shares"). Except for the right to notice of and to attend at any meetings of the shareholders of the Corporation, the holder of the Non-Voting Shares will the same rights as the holders of common shares of the Corporation;

- to increase the number of Trust Units which may be reserved for issuance under the Unit Incentive Plan by 246,000 Trust Units from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units; and

- approving the issuance by the Trust in one or more private placements during the 12 month period commencing June 12, 2003, of up to 11,210,957 Trust Units, subject to certain restrictions.

The Corporation intends to implement the amendments to the Trust Indenture, the Corporation's articles and the Trust Unit Incentive Plan prior to the completion of the Offering. Further information in respect of each of the above resolutions which were approved at the 2003 Unitholders' Meeting is contained in the Information Circular – Proxy Statement of the Trust relating thereto dated April 30, 2003.

Significant Acquisitions and Significant Dispositions

There were no significant acquisitions or significant dispositions by the Trust or any significant probable acquisition by the Trust within or since the completion of the most recently completed financial year of the Trust other than as described above in "– General Development of the Business" and under "Acquisition of New Properties".

DESCRIPTION OF THE EXISTING PROPERTIES

The Operating Subsidiaries' portfolio of key Existing Properties are discussed below. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all oil and natural gas operations and the management of the Trust are conducted by the Corporation.

In general, the Existing Properties include major oil accumulations which benefit from active pressure support due to an underlying regional aquifer. Generally, the properties have predictable decline rates with costs of production and oil price key to determining the economic limits of production. The Corporation is actively engaged in cost reduction and production optimization efforts directed at reserve addition through extending the economic life of these producing properties beyond the limits used in the McDaniel Report – Existing Properties. In respect of the Existing Properties, the Corporation has entered into a number of electrical power swaps to manage a portion of the risk associated with electrical power cost volatility, which is a significant portion of the production costs associated with the Existing Properties.

Principal Existing Properties

The following is a description of the principal oil and natural gas properties of the Operating Subsidiaries which constitute the Existing Properties. The term "net", when used to describe the Operating Subsidiaries' share of production, means the total of the Operating Subsidiaries' Working Interest share before deducting royalties owned by others. Reserve volume amounts are stated, before deduction of royalties, at January 1, 2003, based on escalated cost and price assumptions as evaluated in the McDaniel Report – Existing Properties (see "Oil and Gas Reserves of the Existing Properties and the Direct Royalties"). Information in respect of gross and net acres, well counts and production are as at August 1, 2003, except where indicated otherwise. Unless otherwise indicated, all information set forth below is net to the Operating Subsidiaries. OOIP numbers are published values from the Alberta Government.

Hayter

The Corporation has an average 93.1% Working Interest in this operated property, which is currently producing approximately 5,300 net BOE/d of 15° API oil from the Dina "B" Pool located in Sections 24, 25, 34 and 35-40-1 W4M. The McDaniel Report – Existing Properties has assigned 7,845 MBOE of Established Reserves to this area. The Hayter pool contains 176 gross (167 net) producing wells. OOIP is estimated at 138 Mmbbls of oil on the Corporation's Working Interest acreage.

The wells produce from a thick Lower Cretaceous channel sand that is underlain by an active aquifer. The high quality of the Hayter pool is characterized by porosity of approximately 30% and average permeability ranging from 2 - 5 Darcies. To take advantage of the reserve recovery benefits of the aquifer, the pool has been developed using horizontal wells. The use of horizontal wells has proven to be effective in maximizing recovery from this and many similar pools in the area. The wells are equipped with progressive cavity pumps to maximize fluid production. The Hayter fluid production is gathered into one of two central batteries located at 8-35-40-1 W4M or 1-34-40-1 W4M in which the Corporation has a 95% Working Interest and is the operator. The batteries have a combined capacity of approximately 200,000 Bbls/d of fluid. Oil from the Hayter area is blended with condensate and shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution natural gas is conserved and utilized as fuel gas at the batteries, with the remainder processed at the Husky North Hansman Gas Plant located at 8-14-39-03 W4M. Future development of this pool will include additional in-fill drilling on closer spacing, pool extensions through the identification of by-passed reserves and re-completion of existing wells by isolating portions of the horizontal wells that are experiencing higher water production. There is also an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery, employing inclined free-water knockouts and additional disposal. Initial low pressure water disposal results are encouraging for continuing reduction of operating costs and increase in disposal volumes.

Thompson Lake

The Corporation operates the Thompson Lake properties with approximately a 99% Working Interest. Current production is approximately 1,380 BOE/d of 27° API oil, at a 99% water cut, from the Provost Glauconite "A" Pool located in Township 40 and 41 and Range 10 and 11 W4M. The McDaniel Report – Existing Properties assigned 2,107 MBOE of Established Reserves to this area. The field contains 192 gross producing wells. OOIP is estimated at 50 Mmbbls of oil.

The wells produce from a Lower Cretaceous channel sand that is underlain by an active aquifer. The majority of the wells are equipped with progressive cavity pumps to maximize fluid production. The Thompson Lake fluid production is gathered at a central battery located at 4-2-41-11 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 210,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Provost Gas Plant at 13-30-40-10 W4M.

A primary operating tactic to enhance the future performance of the Thompson Lake field is to improve overall fluid handling efficiency, by reducing the electrical power requirements associated with water handling. Additional low pressure water disposal capacity will allow production optimization through total fluid increases at the wells, that could have a favourable impact on production rates, reserve recoveries and production costs.

Killarney

The Operating Subsidiaries collectively own a 93% average Working Interest and the Corporation operates the Killarney field, which was acquired by the Corporation and by the Trust, through the acquisition of certain properties in Killarney directly and through the acquisition of WEI, in the second quarter of 2003. The Killarney field is a Cummings/Dina oil pool within 3.5 miles of Harvest's existing Hayter field. Current production is approximately 1,195 BOE/d of 20.4° API oil. The McDaniel Report – Existing Properties assigned 2,623 MBOE of Established Reserves to this area. The Killarney pool contains 123 gross (114 net) producing oil wells. OOIP is estimated at 51 Mmbbls of oil.

The Killarney fluid production is gathered at two central batteries located at 6-29-41-1 W4M and 10-20-41-1 W4M. The batteries have a total maximum capacity of approximately 175,000 Bbls/d of fluid. Upside may be realized by increasing water disposal capacity for this field.

David North

The Corporation has a 100% Working Interest in this operated property, currently producing approximately 785 BOE/d of primarily 23° API oil, at a 98% water cut, from the Lloydminster (which is under waterflood) and Dina sands located in Sections 26 and 27-40-3 W4M. The McDaniel Report – Existing Properties assigned 978 MBOE of Established Reserves to this area. The field contains 54 gross (54 net) producing wells. OOIP is estimated at 18 Mmbbls of oil for the two producing zones.

The fluid production is gathered to the central battery located at 15-26-40-3 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky North Hansman Gas Plant 8-14-39-3 W4M.

Selected well speed-ups and expanded use of inclined free-water knockouts could result in increased efficiency, lower operating costs and increased fluid handling capacity. The inclined units operate essentially at wellhead pressure and may eliminate the need for injection pumps, as the disposal wells are able to take water at low pressure. The inclined units enable decreases in operating costs as a result of the lower electrical power costs with the reduced use of injection pumps. The Corporation is also considering targeting re-completions for wells that have produced in the Lloydminster and/or Dina zones to be converted to Cummings or Sparky oil producers. Numerous wells have been identified by the Corporation for re-completion.

West Provost

The Corporation holds an average 43.1% Working Interest in this area. Current production is approximately 625 BOE/d of primarily 26° API oil, at a 98% water cut, primarily from the Mannville "L" Pool located in Townships 37, 38 and 39-3 W4M. Current natural gas production is approximately 200 Mcf/d. The McDaniel Report – Existing Properties has assigned 1,038 MBOE of Established Reserves to this area. The West Provost pool contains 114 gross (43 net) producing oil wells and 15 gross (6 net) producing natural gas wells. OOIP is estimated at 35 Mmbbls of oil.

The majority of the West Provost fluid production in the area is gathered at a central battery located at 3-15-38-03 W4M, in which the Corporation has a 37.5% Working Interest. The battery has a capacity of approximately 115,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution and non-associated natural gas is conserved and processed at the Husky North, Hansman Lake Gas Plant at 8-14-39-03 W4M. The West Provost area also produces natural gas from 15 gross wells, primarily from the Viking and Colony Formations.

There is an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery employing inclined free-water knockouts and increased water disposal capacity.

Amisk

WEI owns a 75% average Working Interest in the Amisk field and the Corporation operates all production, which was acquired by the Trust through the acquisition of WEI on June 27, 2003. The Amisk field is located on the producing trend which includes Thompson Lake, Hayter, Killarney and West Provost. Amisk is located 15 miles east of Thompson Lake, produces from the same formation and has similar production characteristics. Current net production is 603 BOE/d of 22° API oil. The McDaniel Report – Existing Properties assigned 1,037 MBOE of Established Reserves to this field. The Amisk pool contains 88 gross (66 net) producing oil wells. OOIP is estimated at 62 Mmbbls oil for the entire Amisk pool area.

The Amisk fluid production is gathered at an operated central battery located at 12-15-40-08W4M. The Corporation has identified an opportunity to improve netbacks and ultimate recovery by reducing operating costs, suspending marginal wells and increasing water disposal capacity for the field.

Czar

WEI owns an average 100% Working Interest in this area and the Corporation operates all production, which was acquired by the Trust through the acquisition of WEI on June 27, 2003. The Czar field is located 8 miles due east of Amisk on the same producing trend. Current net production is 525 BOE/d of 16° API oil. The McDaniel Report – Existing Properties assigned 278 MBOE of Established Reserves to the field. The Czar pool contains 67 gross (67 net) producing oil wells. OOIP is estimated at 34 Mmbbls of oil.

The Czar fluid production is gathered at an operated central battery located at 2-19-40-06W4M. The Corporation has identified an opportunity to improve netbacks and ultimate recovery by reducing operating costs and increasing water disposal capacity for the field.

Bellshill Lake

The Corporation has a 100% Working Interest in 1,120 acres of land in Sections 5 and 6-41-12 W4M which is adjacent to the Bellshill Blairmore Unit. Current production from this operated property is approximately 410 BOE/d of primarily 18° API oil, at a 98% water cut, from the Ellerslie "A" Pool and natural gas from the Glauconite "A" Pool. The McDaniel Report – Existing Properties assigned 740 MBOE of Established Reserves to this area. The field contains 20 gross (20 net) producing wells. OOIP is estimated at 27 Mmbbls of oil.

Production has been developed exclusively with horizontal wells. The wells produce from a thick lower Cretaceous channel sand that is underlain by an active aquifer. The majority of the wells are equipped with progressive cavity

pumps to maximize fluid production. The Bellshill Lake fluid production is gathered at a central battery located at 11-5-41-12 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Bellshill Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Hastings Coulee Gas Plant at 1-14-41-15 W4M. Water is re-injected back into the lower Cretaceous aquifer. Development upside includes an additional horizontal drilling location and increases to water injection capacity.

Metiskow

The Corporation has a 100% Working Interest in this operated property, which is currently producing approximately 144 BOE/d of 16° API oil from the Provost Dina "E" Pool located in Sections 22 and 23-39-6 W4M. The field has been developed exclusively with horizontal wells. The McDaniel Report – Existing Properties assigned 138 MBOE of Established Reserves to this area. The pool contains 9 gross (9 net) producing wells. OOIP is estimated at 3.0 Mmbbls of oil.

The Metiskow fluid production is gathered at a central battery located at 5-22-39-6 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 13,500 Bbls/d of fluid. Oil is trucked from the battery to the Hardisty terminal. Upside may be realized by increasing water disposal capacity for this field.

OIL AND GAS RESERVES OF THE EXISTING PROPERTIES AND THE DIRECT ROYALTIES

McDaniel has prepared the McDaniel Report – Existing Properties evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties and the Direct Royalties. **The McDaniel Report – Existing Properties evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties and the Direct Royalties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated by McDaniel represent the fair market value of the reserves.** Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Escalating Cost and Price Case (1)(9)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (6) (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2)(7)(8)(11) Discounted at			
	Gross (4)	Net (3)	Gross (4)	Net (3)	0%	10%	15%	20%
Proved Reserves (4)								
Producing Reserves (4)(12)	13,323	11,911	1,406	1,126	145,433	124,059	115,863	108,857
Non-Producing Reserves (4)	346	323	336	259	5,517	4,238	3,774	3,390
Undeveloped Reserves (4)	1,824	1,504	95	79	18,795	13,720	11,857	10,310
Total Proved Reserves (4)	15,493	13,738	1,837	1,464	169,744	142,018	131,494	122,558
Risked Probable Reserves (5)	1,077	946	155	125	12,484	8,485	7,180	6,166
Established Reserves (4)	16,570	14,683	1,992	1,589	182,228	150,502	138,674	128,724

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Constant Cost and Price Case (1) (9)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (6) (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2)(7)(8)(10) Discounted at			
	Gross (4)	Net (3)	Gross (4)	Net (3)	0%	10%	15%	20%
Proved Reserves (4)								
Producing Reserves (4) (12)	13,354	11,910	1,408	1,128	167,140	138,240	127,512	118,509
Non-Producing Reserves (4)	346	322	336	259	6630	5,056	4,488	4,020
Undeveloped Reserves (4)	1,824	1,503	95	79	21,226	15,544	13,464	11,739
Total Proved Reserves (4)	15,524	13,735	1,839	1,466	194,996	158,840	145,464	134,268
Risked Probable Reserves (5)	1,072	940	154	124	15,249	10,095	8,442	7,169
Established Reserves (4)	16,596	14,675	1,993	1,590	210,245	168,935	153,906	141,437

Notes:

(1) Columns may not add due to rounding.

(2) Does not include the value of the Undeveloped Lands.

(3) Represents the Operating Subsidiaries' interest (and includes the Direct Royalties) after deduction of royalty encumbrances payable to others (excluding the Trust).

(4) The following definitions have been used in the McDaniel Report – Existing Properties:

(a) "Gross Reserves" represents the Operating Subsidiaries' interest (and includes the Direct Royalties of the Trust) before deduction of royalty encumbrances payable to others (excluding the Trust).

(b) "Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(c) "Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be Proved under current technology and existing or anticipated economic conditions but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(d) "Established Reserves" means the sum of 50% of Probable Reserves and 100% of Proved Reserves.

(e) "Producing Reserves" means those reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner.

(f) "Non-Producing Reserves" means those proved reserves that are not currently producing either due to lack of facilities and/or markets.

(g) "Undeveloped Reserves" means those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(h) "Total Proved Reserves" means the sum of Proved Producing, Proved Non-Producing, and Proved Undeveloped Reserves.

(5) The present worth values and quantities of Probable Reserves have been risked by reducing those values by 50% to reflect the degree of risk associated with the recovery of such reserves.

(6) All natural gas reserves are reserves remaining after deducting surface losses due to processing shrinkage and raw natural gas used as lease fuel.

(7) The $U.S./$Cdn. exchange rate used in the McDaniel Report – Existing Properties was $0.69 in 2003, $0.69 in 2004; $0.68 in 2005 and $0.68 thereafter.

(8) The McDaniel Report – Existing Properties estimates total capital expenditures (net to the Operating Subsidiaries) to achieve the estimated future pre-tax net cash flows from the Established Reserves, based on escalating cost and price assumptions to be $10,740,600 ($9,700,500 if discounted by 15% per annum) with $8,155,100, $2,580,200 and $5,300 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005 respectively. The corresponding capital expenditures to achieve the estimated future pre-tax net cash flows from the Established Reserves, based on constant cost and price assumptions are $10,481,800 ($9,778,140 if discounted by 15% per annum) with $7,996,800, $2,480,000 and $5,000 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005.

(9) The extent and character of the interests evaluated in the McDaniel Report – Existing Properties and all factual data was supplied by the Corporation to McDaniel and were accepted by McDaniel as represented. The crude oil and

natural gas reserve calculations and any projections on which the McDaniel Report – Existing Properties is based were determined with generally accepted petroleum engineering evaluation practices.

(10) The constant cost and price evaluation was based on the average yearly general product prices for 2002 as forecast in the escalated cost and price valuation (see note 11) adjusted for transportation and quality differentials to wellhead prices as set forth below:

Crude oil (WTI)	U.S. $28.14/Bbl
Heavy oil	$24.15/Bbl
Propane	$25.90/Bbl
Butane	$28.30/Bbl
Pentanes Plus	$30.32/Bbl
Natural Gas	$6.35/MMBTU

Operating and capital costs were not escalated in the constant cost and price evaluation.

(11) In respect of the escalated cost and price valuation, the average yearly general product prices utilized in the McDaniel Report – Existing Properties for natural gas, crude oil and natural gas liquids, are outlined in the following table.

		Light Crude Oil		Natural gas Liquids at Edmonton		
Year	Heavy Crude Oil $/Bbl	WTI Cushing Oklahoma* $U.S./Bbl	Edmonton Par 40° API $/Bbl	Propane $/Bbl	Butane $/Bbl	Edmonton NGL Mix $/Bbl
2003	26.54	28.23	40.28	28.72	29.19	31.23
2004	23.47	25.00	35.20	24.70	23.20	26.30
2005	23.38	24.00	34.30	23.10	22.60	25.20
2006	21.66	23.00	32.80	22.00	21.60	24.00
2007	21.83	23.30	33.20	21.80	21.90	24.10
2008	22.31	23.80	33.90	22.20	22.40	24.60
2009	22.78	24.30	34.60	22.70	22.80	25.10
2010	23.24	24.80	35.30	23.10	23.30	25.60
2011	23.70	25.30	36.00	23.60	23.70	26.10
2012	24.15	25.80	36.70	24.10	24.20	26.70
2013	24.70	26.30	37.50	24.60	24.70	27.20
2014	25.14	26.80	38.20	25.00	25.20	27.70
2015	25.58	27.30	38.90	25.50	25.60	28.20
2016	26.02	27.80	39.60	25.90	26.10	28.70
2017	26.55	28.40	40.40	26.40	26.60	29.30
2018	27.17	29.00	41.30	27.00	27.20	29.90
2019	27.79	29.60	42.20	27.60	27.80	30.60
2020	28.30	30.20	43.00	28.10	28.40	31.20
2021	28.90	30.80	43.90	28.80	28.90	31.90
2022	29.40	31.40	44.70	29.30	29.50	32.50
Thereafter	29.40	31.40	44.70	29.30	29.50	32.50

* 40 degree API, 0.4% sulphur.

Year	Henry Hub $U.S./MMBTU	AECO Spot $/GJ	Alberta Spot $/MMBTU
2003	5.79	7.04	7.13
2004	4.56	5.51	5.65
2005	4.00	4.95	5.05
2006	3.75	4.71	4.80
2007	3.66	4.57	5.65
2008	3.69	4.61	4.70
2009	3.77	4.71	5.80
2010	3.85	4.81	4.90
2011	3.93	4.90	5.00
2012	4.00	5.00	5.10
2013	4.08	5.10	5.20
2014	4.16	5.19	5.30
2015	4.24	5.29	5.40
2016	4.31	5.38	5.50
2017	4.41	5.50	5.60
2018	4.50	5.62	5.70
2019	4.59	5.73	5.85
2020	4.69	5.85	5.95
2021	4.78	5.97	6.10
2022	4.87	6.08	6.20
Thereafter	4.87	6.08	6.20

Operating and capital costs have been escalated at 2% annually.

(12) All of the Proved Producing Reserves are currently on production.

Summary of Selected Reserve Information

The following table sets forth the Working Interest, Gross Reserves and Reserve Value information respecting the Existing Properties as at January 1, 2003, the effective date of the McDaniel Report – Existing Properties.

Property	% Working Interest (1)(2)	Gross Reserves (MBOE) (2)(3)	Reserve Value (2)(3)(4)(5) ($000's)	%
Hayter	93.1	7,845	66,966	44.50
Killarney	93.8	2,623	20,291	13.50
Thompson Lake	99.1	2,107	21,583	14.30
Amisk	75.0	1,037	9,193	6.10
West Provost	43.1	1,038	9,735	6.50
David North	100.0	978	12,204	8.10
Bellshill Lake	99.5	740	5,506	3.70
Czar	100.0	278	2,262	1.50
Mestikow	100.0	138	1,471	0.98
Hayter West	100.0	34	128	0.09
Provost	58.6	13	179	0.12
Black Creek(6)	100.0	59	691	0.46
Choice(7)	6.4	11	294	0.20
TOTAL (8)		16,901	150,502	100.00

Notes:

(1) The Operating Subsidiaries' weighted average Working Interest of Established Reserves before the deduction of royalties payable to others (excluding the Trust).

(2) Based on Established Reserves as derived from the McDaniel Report – Existing Properties.

(3) Utilizing escalating cost and price assumptions.

(4) Discounted at 10%, before general and administrative expenses, interest costs, taxes, site restoration and abandonment costs.

(5) Net of capital expenditures. Does not include the value of Undeveloped Lands.

(6) Non-producing reserves.

(7) Royalty interest only.
(8) Columns may not add due to rounding.

OTHER INFORMATION ABOUT THE EXISTING PROPERTIES

Undeveloped Lands

The following table sets out the Operating Subsidiaries' Undeveloped Land holdings included in the Existing Properties as at June 30, 2003.

	Gross (1)	Net (2)
	(acres)	
Alberta	27,030	17,745
Total	27,030	17,745

Notes:
(1) "Gross" refers to the total acres in which the Operating Subsidiaries have an interest.
(2) "Net" refers to the total acres in which the Operating Subsidiaries have an interest, multiplied by the percentage Working Interest therein owned by the Operating Subsidiaries.

The Seaton Jordan Report – Existing Properties has estimated that market value of the Undeveloped Land holdings associated with the Existing Properties as at July 1, 2003 at $704,232. For purposes of the Seaton Jordan Report – Existing Properties, "market value" is defined as the price which Seaton Jordan feels could reasonably be expected to receive for the properties. In order to determine market value, Seaton Jordan analyzed the most current price paid at land sales for properties in the immediate vicinity of each of the properties evaluated. In areas where current prices were not available in the immediate vicinity, Seaton Jordan used its best judgement.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells located on the Existing Properties as at August 1, 2003 in which the Operating Subsidiaries have an interest, and which are producing or which are considered by the Corporation to be capable of producing.

	Producing (4) (5)				Shut-in (1)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)
Alberta	871	757	9	3.3	305	290	2	1.4
TOTAL	871	757	9	3.3	305	290	2	1.4

Notes:
(1) "Shut-in" wells are wells which are not producing but which are considered by the Corporation to be capable of producing. Shut-in wells in which the Operating Subsidiaries have a Working Interest are located within a reasonable distance from or are already tied into gathering systems, pipelines or other means of transportation.
(2) "Gross" wells are the total number of wells in which the Operating Subsidiaries have a Working Interest.
(3) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by the Operating Subsidiaries' percentage Working Interest acquired therein.
(4) Royalty interest wells have been assigned a net number of zero.
(5) Not all wells in which the Operating Subsidiaries have an interest have been assigned reserves in the McDaniel Report – Existing Properties or are included in this table. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

Production History

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the Existing Properties, before deduction of royalties, for the periods indicated is summarized below.

	2003		Year Ended December 31[2],		
	Second Quarter	First Quarter [2]	2002	2001	2000
Crude Oil (Bbls/d)	9,371	8,034	9,336	7,872	6,527
Natural Gas (Mcf/d)	1,161	875	1,181	596	246
Natural Gas Liquids (Bbls/d)	67	43	5	–	–
Total (BOE/d 6:1)	9,632	8,223	9,538	7,971	6,568

Notes:
(1) Based on information provided to the Corporation by the Existing Properties Vendors for periods where the applicable Existing Properties were not held by the Operating Subsidiaries and the Corporation's accounting records for all other periods.
(2) Does not include production from the Killarney, Amisk and Czar properties.

The mix of the Operating Subsidiaries' production of crude oil, natural gas and natural gas liquids from the Existing Properties for the six month period ended June 30, 2003 was approximately 59% heavy quality crude oil (less than 20° API), 38% medium quality crude oil (20° API to 27° API), 2% natural gas and 1% natural gas liquids.

Approximately 98% of the Operating Subsidiaries' gross revenue is derived from the production of crude oil and natural gas liquids with the remainder from natural gas.

Drilling History

The following table sets forth the gross and net development wells in respect of the Existing Properties in which the Operating Subsidiaries and the Existing Properties Vendors participated during the periods indicated.

	Year Ended December 31,			
	2002		2001	
	Gross [1]	Net [2]	Gross [1]	Net [2]
Crude Oil	10	9.5	33	31.6
Natural Gas	–	–	–	–
Dry	–	–	1	1.0
Service	–	–	1	0.9
Total	10	9.5	35	33.5

Notes:
(1) "Gross Wells" means the total number of wells in which the Operating Subsidiaries have a Working Interest.
(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by the Operating Subsidiaries' percentage Working Interest therein.
(3) Royalty interest wells have been assigned a net number of zero.

Capital Expenditures

The following table summarizes capital expenditures made by the Operating Subsidiaries and the Existing Properties Vendors on acquisitions, exploration and development drilling and production facilities and other equipment in respect of the Existing Properties for the periods indicated.

	2003[1]		Year Ended December 31,[1][2]		
	Second Quarter	First Quarter [2]	2002	2001	2000
	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)
Property acquisitions [3]	24,003	–	76,153	–	54
Development expenditures [4]	3,706	1,473	–	12,373	14,941
Production equipment [5]	4,798	4,420	770	4,518	3,915
TOTAL	32,507	5,893	76,923	16,891	18,910

Notes:

(1) Based on information provided to the Corporation by the Existing Properties Vendors for periods where the applicable Existing Properties were not held by the Operating Subsidiaries' and the Corporation's accounting records for all other periods.

(2) Does not include capital expenditures of the Existing Properties Vendors associated with the Killarney, Amisk and Czar properties.

(3) Property acquisitions include production lease and production royalty purchases and property exchanges of lease and royalty interests.

(4) Development expenditures includes development drilling and miscellaneous intangible expenditures.

(5) Production equipment includes production and facility equipment, pipelines and miscellaneous tangible assets.

Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Existing Properties for the periods indicated.

	2003		Year Ended December 31, [1][2]		
	Second Quarter	First Quarter[2]	2002	2001	2000
	($000's) (unaudited)	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:					
Petroleum and natural gas sales [1][2]	17,623	14,738	86,178	74,159	99,550
Operating expenses	6,596	6,804	26,637	24,420	18,133
Operating Income	11,027	7,934	59,541	49,739	81,417

Notes:

(1) Does not include revenue and operating expenses of the Existing Properties Vendors associated with the Killarney, Amisk and Czar properties.

(2) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001" and "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001" included in this prospectus.

(3) Including royalties.

(4) Average product prices received: three months ended June 30, 2003 - $24.35/BOE; three months ended March 31, 2003 - $23.86/BOE; 2002 - $22.07/BOE; 2001 - $19.89/BOE; and 2000 - $29.77/BOE; based on information provided to the Corporation by the Existing Properties Vendors.

Netback History

The following table sets forth information respecting average net product prices received, royalties paid, operating expenses and netbacks received by the Operating Subsidiaries in respect of production of crude oil, natural gas liquids and natural gas from the Existing Properties (but only when such properties were held by the Operating Subsidiaries) for the periods indicated.

	2003 Second Quarter	First Quarter
Average Net Production [1]		
Prices Received		
Crude Oil ($/Bbl)	23.42	23.15
Oil Equivalent ($/BOE 6:1)	24.35	23.86
Royalties Paid		
Crude Oil ($/Bbl)	3.85	3.85
Oil Equivalent ($/BOE 6:1)	3.96	3.95
Operating Expenses [2]		
Crude Oil ($/Bbl)	7.68	9.19
Oil Equivalent ($/BOE 6:1)	7.68	9.19
Netback Received		
Crude Oil ($/Bbl)	11.89	10.11
Oil Equivalent ($/BOE 6:1)	12.71	10.72

Notes:

(1) The Operating Subsidiaries' production was comprised of approximately 97% crude oil, 2% natural gas and 1% natural gas liquids for both the first and second quarters.

(2) Operating expenses are composed of direct costs incurred to operate both oil and natural gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Future Commitments

The Operating Subsidiaries are exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates, interest rates and electrical power prices in the normal course of operations. A variety of derivative instruments are used by the Operating Subsidiaries to reduce their exposure to fluctuations in commodity prices, foreign exchange rates and electrical power prices. The Operating Subsidiaries are exposed to losses in the event of default by the counterparties to these derivative instruments. The Corporation manages this risk by diversifying its derivative portfolio amongst a number of financially sound counterparties. See "Information Respecting the Corporation – Commodity Hedging".

Marketing Arrangements

All of the oil production from the Existing Properties excluding Hayter, West Provost, David North and Thompson Lake is sold via evergreen contracts with 30 day cancellation notice provisions. David North and Thompson Lake natural gas is sold on a spot basis. Natural gas production at Mestikow is flared.

All of the oil production from the Hayter and West Provost properties is shipped into the Bow River stream on the Gibson Pipeline system. Gibson Energy Ltd. supplies condensate required for blending of Hayter production sold into the Provost system and invoices the producer. The percentage of condensate required ranges from 15% to 25% of the oil depending on the season, with more condensate required in the winter months.

Solution natural gas produced is conserved, and then processed at a third party sour gas plant. Non-associated natural gas is sold under two different contracts. The first is an aggregator natural gas purchase contract with TransCanada Pipelines for the life of the reserves and the second is a 30-day evergreen contract using AECO spot pricing.

ACQUISITION OF NEW PROPERTIES

The NFX Agreement was executed on July 29, 2003 and has an effective date of August 1, 2003. Pursuant to the NFX Agreement, the Harvest Subsidiaries agreed to acquire all of the interests of the NFX Subsidiaries in the NFX Partnership. The NFX Subsidiaries own a collective 100% interest in the NFX Partnership which is the 100% owner of NFX. NFX owns all of the New Properties. The transactions contemplated by the NFX Agreement and the Letter Agreement are expected to be completed on or prior to September 30, 2003.

Pursuant to the Letter Agreement, the Corporation has agreed to convey its rights to acquire the NFX Partnership under the NFX Agreement to a senior oil and natural gas company that is the other party to the Letter Agreement and to purchase directly from the other party, substantially all of the New Properties for total consideration of $92 million (effective at September 30, 2003), subject to adjustment. **As a result of the Letter Agreement, the Corporation will not acquire 100% of the New Properties. The senior oil and natural gas company that is the other party to the Letter Agreement will retain certain interests in the New Properties to be made up of approximately 300 BOE/d of production, 0.96 MMBOE of Established Reserves, 25,000 net acres of undeveloped land, 20 net producing oil wells, 7 net shut-in oil wells and other related assets. All of the information with respect to the New Properties set forth below and elsewhere in this prospectus is stated for the New Properties in their entirety and has not been adjusted to give effect to the interests to be retained by the other party to the Letter Agreement.**

Concurrently with the completion of the NFX Transaction, the Trust may complete an internal reorganization pursuant to which substantially all of the properties acquired by the Corporation pursuant to the NFX Transaction will be conveyed to a trust which will be, directly or indirectly, wholly-owned by the Trust.

The acquisition of the properties to be acquired by the Corporation pursuant to the NFX Transaction will be financed through the net proceeds of this Offering of approximately $•million ($• million if the Over-Allotment Option is exercised in full), through the New Bank Facility as to approximately $• million ($• million if the Over-Allotment Option is exercised in full) and by bridge financing under the Equity Bridge Agreement (See "Description of the Trust – Borrowing by the Trust") as to the remaining $• million ($• million if the Over-Allotment Option is exercised in full). If the closing of the Offering occurs after completion of the NFX Transaction, the Trust will arrange additional bridge or other debt financing to fund the NFX Transaction until the Offering is completed. **The closing of the Offering will occur only if the NFX Transaction is completed.**

The New Properties are located in South East Saskatchewan near the town of Carlyle. The majority of the production is situated between Township 7 Range 32 W1M to Township 13 Range 13 W2M. For the month of August 2003, the New Properties produced approximately 6,200 BOE/d of light (28° to 34° API) oil concentrated in the Mississippian-aged Tilson subcrop play trend and the Ordovician-aged Red River structural play trend. As evaluated in the McDaniel Report – New Properties, the New Properties contain 18.4 MMBOE of Established Reserves, with an RLI of 7.7 years based on 2003 annual production. The recovery mechanism is bottom water drive supported by an active aquifer affording an efficient recovery of reserves, making operating characteristics of the New Properties similar to those of the Existing Properties. NFX holds a 97% average Working Interest in the New Properties and operates 98% of the total production. All the production is concentrated geographically which promotes ease of access and operating synergies. To support ongoing growth of the properties, management has identified upside value associated with development drilling, the large undeveloped land holdings and the proprietary seismic database, which are part of the assets associated with the New Properties.

Principal Properties

The following is a description of the principal oil and natural gas properties of NFX which constitute the majority of the New Properties. Additional production of approximately 240 BOE/d is derived from various minor properties. The term "net", when used to describe NFX's share of production, means the total of NFX Working Interest share before deducting royalties owned by others. Reserve volume amounts are stated, before deduction of royalties, at January 1, 2003, based on escalated cost and price assumptions as evaluated in the McDaniel Report – New Properties (see "Oil and Gas Reserves" below). Information in respect of gross and net acres, well counts and production are as at August 1, 2003, except where indicated otherwise. Unless otherwise indicated, all information

set forth below is net to NFX. OOIP numbers are published values from the Saskatchewan Government. All oil production is delivered into the Enbridge Saskatchewan pipeline system.

Hazelwood

This area is comprised of nine separate pools producing 1,840 BOE/d of 34° API oil from 142 oil wells in the Tilston formation. NFX holds an average 98% Working Interest in 19,107 gross acres including 8,669 net undeveloped acres. The McDaniel Report – New Properties has assigned 6,849 MBOE of Established Reserves to this area. The area contains 142 gross (139 net) producing oil wells. OOIP is estimated at 160 Mmbbls of oil for all Hazelwood pools. Operatorship (100% Working Interest in all but one facility) along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase oil production and reserve life through workovers, step-out drilling and horizontal infill drilling. Natural gas volumes at Hazelwood are marketed through an area rural natural gas co-operative.

Moose Valley

This area is comprised of five pools producing 1,150 BOE/d of 28° API oil from 98 oil wells in the Tilston formation. NFX holds an average 97% Working Interest in 8,417 gross acres including 3,794 net undeveloped acres. The McDaniel Report – New Properties has assigned 4,135 MBOE of Established Reserves to this area. The area contains 98 gross (97 net) producing oil wells. OOIP is estimated at 80 Mmbbls of oil for all Moose Valley pools. Operatorship (100% WI in all but one facility) along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and water control measures and additional infill and step-out drilling.

Tyvan/Montmarte-Ordovician

This area is comprised of eight pools producing 1,020 BOE/d of 28.5-33° API oil from 43 oil wells in the Red River formation. NFX holds a 100% Working Interest in 260,761 gross acres including 253,833 undeveloped acres. The McDaniel Report – New Properties has assigned 1,629 MBOE of Established Reserves to this area. The area contains 43 gross (42 net) producing oil wells. OOIP is estimated at 100 Mmbbls of oil for all NFX pools on this trend. Operatorship (100% WI) in all facilities along with extensive proprietary 3D seismic and swath seismic data coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and drilling of selected infill and step-out wells. The size of this acreage position and the extensive proprietary seismic coverage offers the opportunity to pursue a partnered growth strategy with controlled capital exposure.

Whitebear

This area is comprised of three main pools producing 790 BOE/d of 34° API oil from 67 oil wells in the Tilston formation. NFX holds a 100% Working Interest in 11,245 gross acres including 6,204 net undeveloped acres. The McDaniel Report – New Properties has assigned 2,517 MBOE of Established Reserves to this area. The area contains 67 gross (58 net) producing oil wells. OOIP is estimated at 120 Mmbbls of oil for all Whitebear pools. A significant portion of the property is located on the Whitebear First Nation Reserve. NFX holds an option to acquire an additional 23% average Working Interest in 960 gross acres plus royalty interests in 96 acres at Willmar, which is part of the Whitebear area (the "Whitebear Reserve Option Lands"). Operatorship of all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase oil production and reserve life through workovers, water handling upgrades and water control measures, horizontal infill drilling and additional step-out drilling on the Whitebear Reserve Option Lands prior to December 31, 2003.

Corning/Flinton

This area is comprised of five pools producing 720 BOE/d of 28.5° API oil from 67 oil wells in the Tilston formation. NFX holds an average 100% Working Interest in 13,748 gross acres, including 6,309 net undeveloped acres. The McDaniel Report – New Properties has assigned 2,524 MBOE of Established Reserves to this area. The area contains 67 gross (66 net) producing oil wells. OOIP is estimated at 53 Mmbbls of oil for all Corning/Flinton

pools. Operatorship (100% WI) in all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers and drilling of selected infill and step-out wells.

Parkman East

This area is comprised of the Parkman East pools, producing 300 BOE/d of 33.5° API oil from 37 oil wells in the Tilston formation. NFX holds an average 88.1% Working Interest in 6,198 gross acres including 2,506 net undeveloped acres. The McDaniel Report – New Properties has assigned 673 MBOE of Established Reserves to this area. The area contains 37 gross (26 net) producing oil wells. OOIP is estimated at 230 Mmbbls of oil for all Parkman East pools. Opportunity exists to increase oil production and reserve life through workovers, water handling upgrades and water control measures, and selective infill drilling.

Wauchope/Lightning

This area is comprised of three pools producing 140 BOE/d of 33° API oil from 12 oil wells in the Tilston formation. NFX holds an average 93% Working Interest in 4,079 gross acres including 2,514 net undeveloped acres. The McDaniel Report – New Properties has assigned 149 MBOE of Established Reserves to this area. The area contains 12 gross (11 net) producing oil wells. OOIP is estimated at 26 Mmbbls of oil for all Wauchope/Lightning pools. Operatorship (100% WI) in all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and water control measures and additional step-out and new pool drilling.

Oil and Gas Reserves

McDaniel has prepared the McDaniel Report – New Properties evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the New Properties. **The McDaniel Report – New Properties evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the New Properties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated by McDaniel represent the fair market value of the reserves.** Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Escalating Cost and Price Case (1)(9)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (6) (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2)(7)(8)(11) Discounted at			
	Gross (4)	Net (3)	Gross (4)	Net (3)	0%	10%	15%	20%
Proved Reserves (4)								
Producing Reserves (4)(12)	16,544	14,629	506	486	170,700	120,095	106,283	95,988
Non-Producing Reserves (4)	9	9	–	–	63	47	41	36
Undeveloped Reserve (4)	462	415	–	–	3,588	1,554	987	583
Total Proved Reserves (4)	17,015	15,053	506	486	174,351	121,696	107,311	96,607
Risked Probable Reserves (5)	1,371	1,194	33	31	13,169	6,633	5,013	3,904
Established Reserves (4)	18,386	16,247	539	517	187,520	128,329	112,324	100,511

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Constant Cost and Price Case [(1) (9)]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas [(6)] (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [(2)(7)(8)(10)] Discounted at			
	Gross [(4)]	Net [(3)]	Gross [(4)]	Net [(3)]	0%	10%	15%	20%
Proved Reserves [(4)]								
Producing Reserves [(4) (12)]	18,645	16,535	624	601	252,613	157,720	135,078	118,960
Non-Producing Reserves [(4)]	13	12	–	–	137	96	82	71
Undeveloped Reserves [(4)]	504	453	–	–	6,148	3,073	2,224	1,616
Total Proved Reserves [(4)]	19,162	17,000	624	601	258,898	160,889	137,384	120,647
Risked Probable Reserves [(5)]	1,677	1,476	30	28	22,071	10,123	7,645	5,998
Established Reserves [(4)]	20,839	18,476	654	629	280,969	171,012	145,029	126,645

Notes:

(1) Columns may not add due to rounding.

(2) Does not include the value of undeveloped lands.

(3) Represents NFX's interest after deduction of royalty encumbrances payable to others (excluding the Trust).

(4) The following definitions have been used in the McDaniel Report – New Properties:

(a) "Gross Reserves" represents NFX's interest before deduction of royalty encumbrances payable to others (excluding the Trust).

(b) "Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(c) "Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be Proved under current technology and existing or anticipated economic conditions but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(d) "Established Reserves" means the sum of 50% of Probable Reserves and 100% of Proved Reserves.

(e) "Producing Reserves" means those reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner.

(f) "Non-Producing Reserves" means those proved reserves that are not currently producing either due to lack of facilities and/or markets.

(g) "Undeveloped Reserves" means those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(h) "Total Proved Reserves" means the sum of Proved Producing, Proved Non-Producing and Proved Undeveloped Reserves.

(5) The present worth values and quantities of Probable Reserves have been risked by reducing those values by 50% to reflect the degree of risk associated with the recovery of such reserves.

(6) All natural gas reserves are reserves remaining after deducting surface losses due to processing shrinkage and raw natural gas used as lease fuel.

(7) The $U.S./$Cdn. exchange rate used in the McDaniel Report – New Properties was $0.69 in 2003; $0.69 in 2004; $0.68 in 2005 and $0.68 thereafter.

(8) The McDaniel Report – New Properties estimates total capital expenditures (net to NFX) to achieve the estimated future pre-tax net cash flows from the Established Reserves based on escalating cost and price assumptions to be $10,505,000 ($7,966,180 if discounted by 15% per annum) with $0, $5,289,000 and $5,215,300 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005 respectively. The corresponding capital expenditures to achieve the estimated future pre-tax net cash flows from the Established Reserves, based on constant cost and price assumptions are $9,998,500 ($8,279,253 if discounted by 15% per annum) with $0, $5,084,000 and $4,914,500 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005.

(9) The extent and character of the interests evaluated in the McDaniel Report – New Properties and all factual data was supplied by NFX and the Corporation to McDaniel and were accepted by McDaniel as represented. The crude oil and natural gas reserve calculations and any projections on which the McDaniel Report – New Properties is based were determined with generally accepted petroleum engineering evaluation practices.

(10) The constant cost and price evaluation was based on the average yearly general product prices for 2002 as forecast in the escalated cost and price valuation (see note 11) adjusted for transportation and quality differentials to wellhead prices as set forth below:

Crude oil (WTI)	U.S. $28.14/Bbl
Heavy oil	$24.15/Bbl
Propane	$25.90/Bbl
Butane	$28.30/Bbl
Pentanes Plus	$30.32/Bbl
Natural Gas	$6.35/MMBTU

Operating and capital costs were not escalated in the constant cost and price evaluation.

(11) In respect of the escalated cost and price valuation, the average yearly general product prices utilized in the McDaniel Report – New Properties for natural gas, crude oil and natural gas liquids, are outlined in the following table.

		Light Crude Oil		Natural Gas Liquids at Edmonton		
Year	Heavy Crude Oil $/Bbl	WTI Cushing Oklahoma* $U.S./Bbl	Edmonton Par 40° API $/Bbl	Propane $/Bbl	Butane $/Bbl	Edmonton NGL Mix $/Bbl
2003	26.54	28.23	40.28	28.72	29.19	31.23
2004	23.47	25.00	35.20	24.70	23.20	26.30
2005	23.38	24.00	34.30	23.10	22.60	25.20
2006	21.66	23.00	32.80	22.00	21.60	24.00
2007	21.83	23.30	33.20	21.80	21.90	24.10
2008	22.31	23.80	33.90	22.20	22.40	24.60
2009	22.78	24.30	34.60	22.70	22.80	25.10
2010	23.24	24.80	35.30	23.10	23.30	25.60
2011	23.70	25.30	36.00	23.60	23.70	26.10
2012	24.15	25.80	36.70	24.10	24.20	26.70
2013	24.70	26.30	37.50	24.60	24.70	27.20
2014	25.14	26.80	38.20	25.00	25.20	27.70
2015	25.58	27.30	38.90	25.50	25.60	28.20
2016	26.02	27.80	39.60	25.90	26.10	28.70
2017	26.55	28.40	40.40	26.40	26.60	29.30
2018	27.17	29.00	41.30	27.00	27.20	29.90
2019	27.79	29.60	42.20	27.60	27.80	30.60
2020	28.30	30.20	43.00	28.10	28.40	31.20
2021	28.90	30.80	43.90	28.80	28.90	31.90
2022	29.40	31.40	44.70	29.30	29.50	32.50
Thereafter	29.40	31.40	44.70	29.30	29.50	32.50

* 40 degree API, 0.4% sulphur.

Year	Henry Hub $U.S./MMBTU	AECO Spot $/GJ	Alberta Spot $/MMBTU
2003	5.79	7.04	7.13
2004	4.56	5.51	5.65
2005	4.00	4.95	5.05
2006	3.75	4.71	4.80
2007	3.66	4.57	5.65
2008	3.69	4.61	4.70
2009	3.77	4.71	5.80
2010	3.85	4.81	4.90
2011	3.93	4.90	5.00
2012	4.00	5.00	5.10
2013	4.08	5.10	5.20
2014	4.16	5.19	5.30
2015	4.24	5.29	5.40
2016	4.31	5.38	5.50
2017	4.41	5.50	5.60
2018	4.50	5.62	5.70
2019	4.59	5.73	5.85
2020	4.69	5.85	5.95
2021	4.78	5.97	6.10
2022	4.87	6.08	6.20
Thereafter	4.87	6.08	6.20

Operating and capital costs have been escalated at 2% annually.

(12) All of the Proved Producing Reserves are currently on production.
(13) Does not include Saskatchewan capital taxes.

Summary of Selected Reserve Information

The following table sets forth the NFX Working Interest, Gross Reserves and Reserve Value information respecting the New Properties as at January 1, 2003, the effective date of the McDaniel Report – New Properties.

Property	% NFX Working Interest (1)(2)	Gross Reserves (MBOE) (2)(3)	Reserve Value (2)(3)(4)(5)	
			($000's)	%
Hazelwood	97.7	6,849	46,457	36.2
Moose Valley	96.5	4,135	26,648	20.8
Corning/Flinton	100.0	2,524	16,935	13.2
Whitebear	100.0	2,517	15,432	12.0
Tyvan/Montmarte-Ordovician	98.9	1,629	16,629	13.0
Parkman East	88.1	673	4,782	3.7
Wauchope/Lightning	93.2	149	1,448	1.1
TOTAL (6)		18,476	128,329	100.0

Notes:

(1) The NFX weighted average Working Interest share of Established Reserves before the deduction of royalties payable to others (excluding the Trust).
(2) Based on Established Reserves as derived from the McDaniel Report – New Properties.
(3) Utilizing escalating cost and price assumptions.
(4) Discounted at 10%, before general and administrative expenses, interest costs, taxes, site restoration and abandonment costs.
(5) Net of capital expenditures. Does not include the value of undeveloped lands.
(6) Columns may not add due to rounding.

Undeveloped Lands

The following table sets out the Undeveloped Land holdings associated with the New Properties as at August 1, 2003:

	Gross[(1)]	Net[(2)]
	(acres)	
Saskatchewan	286,342	284,543
Total	286,342	284,543

Notes:
(1) "Gross" refers to the total acres in which NFX has an interest.
(2) "Net" refers to the total acres in which NFX has an interest, multiplied by its percentage working interest therein.

The Seaton Jordan Report – New Properties has estimated the market value of the Undeveloped Land holdings associated with the New Properties as at July 1, 2003 at $7,430,723. For purposes of the Seaton Jordan Report – New Properties, "market value" is defined as the price which Seaton Jordan feels could reasonably be expected to be received for the properties. In order to determine market value, Seaton Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity of each of the properties evaluated. In areas where current prices were not available in the immediate vicinity, Seaton Jordan used its best judgement.

Incremental Exploitation and Development Potential

Management of the Corporation has identified several opportunities to take advantage of possible development potential in order to increase existing production supplemental to the future development projects included in the determination of the Reserve Values contained in the McDaniel Report – New Properties. Neither the capital costs nor the potential incremental production associated with these opportunities are reflected in the McDaniel Report – New Properties. Opportunities being considered include:

- Increasing water handling and water disposal capacity at key fields to add incremental oil volumes. This includes the use of inclined free water knock-outs and additional disposal wells;
- Debottlenecking existing fluid handling facilities and surface infrastructure;
- Infill horizontal drilling and step-out drilling opportunities at Hazelwood beyond those included in the McDaniel Report – New Properties. Locations are fully defined by 3D seismic;
- Optimizing field oil cut management through the shut-in of select wells and increased total fluid from offset higher oil cut wells. Shut-in wells would be available for restart as oil cuts vary;
- Reperforating existing shut-in wells to access undrained reserves;
- Numerous exploratory opportunities defined by seismic from which value might be extracted by sale or farmout; and
- Selected development drilling opportunities for prolific Alida and Souris Valley subcrop oil accumulations.

Oil Wells

The following table sets forth the number and status of wells located on the New Properties as at April 1, 2003 which are producing or which are considered by the Corporation to be capable of producing. The New Properties do not include any producing natural gas wells.

	Producing (4) (5)		Shut-in(1)	
	Oil		Oil	
	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)
Hazelwood	142	139.16	62	60.76
Moose Valley	98	97.02	25	24.75
Whitebear	67	58.29	29	25.23
Parkman East	37	26.27	25	17.75
Corning / Flinton	67	66.33	25	25.00
Wauchope/Lightning	12	11.28	11	10.34
Tyvan/Montmarte-Ordovician	43	41.71	19	18.43
TOTAL	466	440.06	196	182.26

Notes:

(1) "Shut-in" wells are wells which are not producing but which are considered by the Corporation to be capable of producing. Shut-in wells associated with the New Properties are located within a reasonable distance from or are already tied into gathering systems, pipelines or other means of transportation.

(2) "Gross" wells are the total number of wells in which NFX has a Working Interest.

(3) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by NFX's percentage Working Interest therein.

(4) Royalty interest wells have been assigned a net number of zero.

(5) Not all wells associated with the New Properties have been assigned reserves in the McDaniel Report – New Properties or are included in this table. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

Production History

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the New Properties, before deduction of royalties, for the periods indicated is summarized below.

	2003(1)		Year Ended December 31(1)		
	Second Quarter	First Quarter	2002	2001	2000
Crude Oil (Bbl/d)	6,470	6,967	7,463	8,445	7,683
Natural Gas (Mcf/d)	230	372	513	707	394
Natural Gas Liquids (Bbl/d)	28	20	–	–	–
Total (BOE/d 6:1)	6,537	7,049	7,549	8,563	7,749

Note:

(1) Based on information provided to the Corporation by NFX.

Approximately 99.5% of gross revenue from the New Properties is derived from crude oil and natural gas liquids with the remainder from natural gas production. On a BOE (6:1) basis, production is split between crude oil and natural gas liquids as to approximately 99% and natural gas as to approximately 1%.

The mix of the crude oil production and natural gas liquids from the New Properties for the January 1, 2003 period was approximately 98.5% light quality crude oil (27° API or greater), 1.0% condensate and 0.5% natural gas liquids. None of the crude oil production was comprised of heavier gravity (less than 20° API) crude oil.

Drilling History

The following table sets forth the gross and net development wells in respect of the New Properties in which NFX participated during the periods indicated.

	Year Ended December 31,			
	2002		2001	
	Gross [1]	Net [2]	Gross [1]	Net [2]
Crude Oil	14	13.8	51	51.0
Natural Gas	–	–	–	–
Dry	3	3.0	3	3.0
Service	–	–	9	9.0
Total	17	16.8	63	63.0

Notes:

(1) "Gross Wells" means the total number of wells in which NFX has a Working Interest.

(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by NFX's percentage Working Interest therein.

(3) Royalty interest wells have been assigned a net number of zero.

Capital Expenditures

The following table summarizes capital expenditures made by NFX on acquisitions, exploration and development drilling and production facilities and other equipment in respect of the New Properties for the periods indicated.

	2003		2002				2001			
($000's)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Property acquisitions[2]	–	–	–	78	10	–	95	47	10	105
Drilling[3]	1,250	372	3,958	884	935	2,776	6,112	9,192	2,821	9,016
Abandonments	–	–	33	226	–	11	276	74	–	–
Production equipment[4]	154	135	302	530	121	442	197	1,366	571	1,334
Workovers	–	–	–	–	4	–	–	2,712	1,510	2,546
Total	1,404	507	4,293	1,718	1,070	3,229	6,680	13,391	4,912	13,001

Notes:

(1) Based on information provided to the Corporation by NFX.

(2) Property acquisitions include production lease and production royalty purchases and property exchanges of lease and royalty interests.

(3) Drilling includes development drilling and miscellaneous intangible expenditures.

(4) Production equipment includes production and facility equipment, pipelines and miscellaneous tangible assets.

Netback History

The following table sets forth information respecting average net product prices received, royalties paid, operating expenses and netbacks received by NFX in respect of production of crude oil, natural gas liquids and natural gas from the New Properties for the periods indicated.

	Six months ended June 30,		Year ended December 31,	
	2003	2002	2001	2000
Average Net Production Prices Received				
Crude Oil ($/Bbl)	39.86	36.12	34.20	45.10
Oil Equivalent ($/BOE 6:1)	40.17	36.59	34.33	48.41
Royalties Paid				
Crude Oil ($/Bbl)	8.09	7.40	6.85	9.55
Oil Equivalent ($/BOE 6:1)	8.09	7.40	6.85	9.55
Operating Expenses				
Crude Oil ($/Bbl)	12.31	10.44	8.51	9.30
Oil Equivalent ($/BOE 6:1)	12.31	10.44	8.51	9.30
Netback Received				
Crude Oil ($/Bbl)	19.77	18.74	18.97	29.56
Oil Equivalent ($/BOE 6:1)	19.77	18.74	18.97	29.56

Note:
(1) Based on information provided to the Corporation by NFX.

Future Commitments

Pursuant to the NFX Transaction, the Corporation will assume an oil price hedge for 2,500 Bbls/d of WTI sales within a range defined by:

	Q4 2003	Calendar 2004
Floor	U.S. $24.00	U.S. $22.00
Ceiling	U.S. $30.45	U.S. $28.10

Marketing Arrangements

Crude oil from the New Properties is gathered into the Enbridge Saskatchewan pipeline system and sold to creditworthy customers at competitive market prices. Slightly more than half the current net sales volume is sold under the hedge contract described above under "Future Commitments" which expires in 2004. The balance of the crude oil production is sold on short term contracts.

Significant Acquisitions and Significant Dispositions

There were no significant acquisitions or significant dispositions by NFX within or since the completion of the most recently completed financial year of NFX.

SELECTED PRO FORMA INFORMATION

The following pro forma information reflects combined information related to the Existing Properties and the New Properties. All references in this section to the "Corporation" refers to all of the Operating Subsidiaries unless otherwise indicated or the context otherwise requires. See also "Description of the Existing Properties", "Acquisition of New Properties", "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001", "Schedule of Revenue and Expenses for the New Properties Acquired from National Fuel Exploration Corp. – Years Ended December 31, 2002, 2001 and 2000 and Six Months Ended June 30, 2003 and 2002", "Consolidated Financial Statements of Harvest Energy Trust – June 30, 2003", "Consolidated Financial Statements of Harvest Energy Trust – December 31, 2002" and "Pro Forma Consolidated Financial Statements of

Harvest Energy Trust as at June 30, 2003 and for the Six Months Ended June 30, 2003 and the Year Ended December 31, 2002" included in this prospectus for a description of each group of properties and their related reserve information, production information and direct revenue and operating expenses.

Pro Forma Description of Properties

As a result of the Letter Agreement, the Corporation will not acquire 100% of the New Properties. The senior oil and natural gas company that is the other party to the Letter Agreement will retain certain interests in the New Properties to be made up of approximately 300 BOE/d of production, 0.96 MMBOE of Established Reserves, 25,000 net acres of undeveloped land, 20 net producing oil wells, 7 net shut-in oil wells and other related assets. All of the information with respect to the New Properties set forth below and elsewhere in this prospectus is stated for the New Properties in their entirety and has not been adjusted to give effect to the interests to be retained by the other party to the Letter Agreement.

The Existing Properties are located in East Central Alberta near Provost and include interests in the following major oilfields: Hayter, Thompson Lake, David North, West Provost, Bellshill Lake and Metiskow. The New Properties are located in South East Saskatchewan near Carlyle and include the following major oilfields: Hazelwood, Whitebear and Parkman East, Wauchope/Lightning, Corning/Flinton, Moose Valley and Tyvan/Montmarte-Ordovician. See "Description of the Existing Properties – Principal Properties" and "Acquisition of New Properties – Principal Properties".

The Existing Properties and New Properties are primarily operated by the Corporation and NFX. The Corporation has approximately an average 99% Working Interest in the Existing Properties and will acquire approximately an average 92% Working Interest in the portion of the New Properties that it will acquire pursuant to the NFX Transaction.

Established Reserves (according to the McDaniel Report – Existing Properties and the McDaniel Report – New Properties using escalating price and cost assumptions), before deduction of royalties, for the Existing Properties and the New Properties are comprised of 18,197 Mbbls of light crude oil, 7,616 Mbbls of medium gravity crude oil, 8,870 Mbbls of heavy gravity crude oil, 273 Mbbls of natural gas liquids and 2,531 Mmcf of natural gas.

Associated with the Existing Properties are 17,745 net acres of Undeveloped Land, 757 net producing oil wells, 3.3 net producing natural gas wells, 290 net shut-in oil wells and 1.4 net shut-in natural gas wells and with the New Properties are 284,543 acres of Undeveloped Land, 440 net producing oil wells, no net producing natural gas wells, 182 net shut-in oil wells and no net shut-in natural gas wells.

This portfolio of Existing Properties and New Properties has the following characteristics:

(a) **Significant Reserve Accumulations:** The majority of the Existing Properties and New Properties share the similar attribute of possessing large accumulations of oil reserves. In total, management estimates these properties originally contained approximately 1,100 MMBOE OOIP. Management believes that exposure to large OOIP enables it to pursue expanded reserve recovery programs which could have a meaningful impact on extending the reserve life of the Properties and the profitability of the Operating Subsidiaries.

(b) **Reservoir Energy Through Active Water Drive:** The majority of the Existing Properties and New Properties share a reservoir attribute of having a natural bottom water drive derived from an underlying acquifier. It is management's view that this natural water flood provides ongoing reservoir sweep, and if managed properly, can increase ultimate reserve recovery.

(c) **Predictable Production Performance:** The production from the Existing Properties and the New Properties is derived from approximately 1,179 wells, which in aggregate have demonstrated a stable and predictable production history.

(d) **Operated:** The Corporation, as operator of the Existing Properties and the New Properties, will be able to exercise management and operating control to enhance the value of the Existing Properties and the New Properties for the benefit of the Trust.

(e) **Concentrated:** The Existing Properties and the New Properties are concentrated in relatively small areas in East Central Alberta and South East Saskatchewan. Management believes this will enable the Corporation to gain benefits from economies of scale in managing the Existing Properties and the New Properties and will also enable the Corporation to effectively enhance the value of the Existing Properties and the New Properties by applying experience gained from one property to the balance of the Existing Properties and the New Properties.

(f) **Development Potential:** Although the Existing Properties and the New Properties have been subject to extensive drilling and development programs, management believes that there are opportunities to improve the production and to further develop the reserves associated with the Existing Properties and the New Properties. See "Pro Forma Reserve Information" and "Pro Forma Incremental Exploitation and Development Potential".

Pro Forma Reserve Information

McDaniel has prepared the McDaniel Report – Existing Properties and the McDaniel Report – New Properties, evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties, the Direct Royalties and the New Properties. The reserves shown in this section are the combined reserves as shown in the McDaniel Report – Existing Properties and the McDaniel Report – New Properties. **The McDaniel Report – Existing Properties and the McDaniel Report – New Properties evaluate the crude oil, natural gas and natural gas liquids reserves attributable to the Existing Properties, the Direct Royalties and the New Properties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net cash flows estimated by McDaniel represent the fair market value of these reserves.** Additional assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Escalating Cost and Price Case (1)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2) Discounted at			
	Gross (2)	Net (2)	Gross (2)	Net (2)	0%	10%	15%	20%
Proved Reserves(2)								
Producing Reserves(2)	29,867	26,540	1,913	1,612	316,132	244,154	222,146	204,845
Non-Producing Reserves(2)	355	332	336	259	5,580	4,285	3,815	3,426
Proved Undeveloped(2)	2,286	1,919	95	78	22,383	15,274	12,844	10,894
Total Proved Reserves(2)	32,508	28,791	2,344	1,949	344,095	263,713	238,805	219,165
Risked Probable Reserves(2)	2,448	2,140	187	155	25,653	15,117	12,193	10,070
Established Reserves(2)	34,956	30,931	2,531	2,104	369,748	278,830	250,998	229,235

Notes:
(1) Columns may not add due to rounding.
(2) See Notes (1) through (12) to the table included in "Oil and Gas Reserves of the Existing Properties and the Direct Royalties" and Notes (1) through (13) to the table included in "Acquisition of New Properties – Oil and Gas Reserves".

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Constant Cost and Price Case [(1)]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [(1)(2)] Discounted at			
	Gross [(2)]	Net [(2)]	Gross [(2)]	Net [(2)]	0%	10%	15%	20%
Proved Reserves[(2)]								
Producing Reserves[(2)]	31,998	28,444	2,032	1,729	419,753	295,960	262,591	237,469
Non-Producing Reserves[(2)]	359	334	336	259	6766	5152	4570	4091
Proved Undeveloped[(2)]	2,327	1,956	95	78	27,374	18,617	15,688	13,356
Total Proved Reserves[(2)]	34,684	30,734	2,463	2,066	453,893	319,729	282,849	254,916
Risked Probable Reserves[(2)]	2,750	2,416	184	152	37,320	20,218	16,086	13,167
Established Reserves[(2)]	37,434	33,150	2,647	2,218	491,213	339,947	298,935	268,083

Notes:

(1) Columns may not add due to rounding.

(2) See Notes (1) through (12) to the table included in "Oil and Gas Reserves of the Existing Properties and the Direct Royalties" and Notes (1) through (13) to the table included in "Acquisition of New Properties – Oil and Gas Reserves".

Estimated Pre-Tax Net Cash Flows – Established Reserves of Pro Forma Properties Escalating Cost and Price Case [(1)] (Dollar amounts in thousands)

Year	Annual Production (MBOE)	Company Interest Revenue	Royalty Burdens [(2)]	Operating Expenses	Other Income	Net Operating Income	Net Capital Investment	Net Cash Flow [(3)(4)]
2003	6,339	197,731	32,574	56,037	60	109,180	8,155	101,025
2004	5,619	155,764	24,307	55,014	54	76,498	7,870	68,628
2005	4,771	132,380	20,146	52,015	48	60,268	5,221	55,047
2006	3,902	102,249	14,701	49,601	43	37,991	–	37,991
2007	3,180	84,696	11,540	46,267	39	26,298	–	26,298
2008	2,517	69,291	9,063	40,803	35	19,460	–	19,460
2009	1,792	51,403	6,446	31,977	32	13,012	–	13,012
2010	1,150	34,698	4,394	21,167	–	9,137	–	9,137
2011	894	27,979	3,362	17,787	–	6,830	–	6,830
2012	733	23,457	2,767	15,186	–	5,504	–	5,504
2013	621	20,448	2,373	13,444	–	–	–	4,631
2014	535	17,912	1,863	12,434	–	–	–	3,616
2015	475	16,148	1,603	11,626	–	–	–	2,919
2016	412	14,224	1,347	10,438	–	–	–	2,439
2017	374	13,152	1,183	9,935	–	–	–	2,034
Remainder	2,064	80,290	7,674	62,069	–	10,548	–	10,548
Total	35,377	1,041,820	145,342	505,796	311	390,994	21,245	369,749

Notes:

(1) Numbers may not agree with the McDaniel Report – Existing Properties and the McDaniel Report – New Properties and columns may not add, in both cases due to rounding.

(2) Includes mineral taxes.

(3) Undiscounted.

(4) Net cash flow before income taxes, interest, general and administrative expenses and estimated site restoration and abandonment costs.

Selected Pro Forma Production Information

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the Existing Properties and the New Properties, before deduction of royalties, for the periods indicated are summarized below.

	2003[1]		Year Ended December 31,[1][2][3]		
	Second Quarter	First Quarter[2][3]	2002	2001	2000
Crude Oil (Bbls/d)	15,841	15,001	16,791	16,317	14,210
Natural Gas (Mcf/d)	1,391	1,247	1,694	1,303	640
Natural Gas Liquids (Bbls/d)	95	63	5	–	–
Total (BOE/d 6:1)	16,168	15,272	17,086	16,534	14,317

Notes:

(1) In respect of the Existing Properties, based on information provided to the Corporation by the Existing Properties Vendors for the periods where the applicable Existing Properties were not held by the Operating Subsidiaries and the Corporation's records for all other purposes.

(2) In respect of the New Properties, based on information provided to the Corporation by NFX.

(3) Does not include production from the Killarney, Amisk and Czar properties.

(4) See also "Other Information About the Existing Properties – Production History" and "Acquisition of New Properties – Production History".

Pro Forma Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Existing Properties and the New Properties for the periods indicated.

	2003[1]		Year Ended December 31,[1][3]		
	Second Quarter	First Quarter[3]	2002	2001	2000
	($000's) (unaudited)	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:					
Petroleum and natural gas sales [1][2]	36,813	33,926	188,561	160,045	223,644
Operating expenses	13,960	14,168	63,045	51,011	47,840
Operating Income	22,853	19,758	125,516	109,034	175,804

Notes:

(1) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years ended December 31, 2002, 2001 and 2000 and Six Months ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001", "Schedule of Revenue and Expenses for the New Properties Acquired from National Fuel Exploration Corp. – Years Ended December 31, 2002, 2001 and 2000 and Six Months Ended June 30, 2003 and 2002", "Consolidated Financial Statements of Harvest Energy Trust – June 30, 2003", "Consolidated Financial Statements of Harvest Energy Trust – December 31, 2002" and "Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at June 30, 2003 and for the Six Months Ended June 30, 2003 and the Year Ended December 31, 2002" included in this prospectus. See also "Other Information about the Existing Properties – Direct Revenue and Operating Expenses" and "Acquisition of New Properties – Netback History".

(2) Including royalties.

(3) Does not include revenue and expenses from the Killarney, Amisk and Czar properties.

DESCRIPTION OF THE TRUST

General

The Trust was established for the purposes of:

(a) acquiring the NPI and similar interests from the Corporation and similar interests and acquiring Direct Royalties;

(b) making payments to the Corporation, to the extent of the Trust's available funds, for 99% of the Corporation's cost of (including any amount borrowed to acquire) any Canadian resource property acquired by the Corporation, and the cost of (including any amount borrowed to fund) certain designated capital expenditures in relation to the Properties;

(c) acquiring or investing in securities of the Corporation and in the securities of any other entity including, without limitation, bodies corporate, partnerships or trusts that are Permitted Investments, and borrowing funds or otherwise obtaining credit for that purpose;

(d) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The NPI and Direct Royalties

Overview

The NPI consists of the right to receive a monthly payment from the Operating Subsidiaries pursuant to the terms of the NPI Agreements, equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The residual 1% share of gross proceeds from the sale of production which does not form part of the NPI is retained by the Operating Subsidiaries, together with any income of the Operating Subsidiaries derived from Properties that are not Working Interests in Canadian resource properties (including the Corporation's 1% share of income from the royalty interests from which the Direct Royalties are derived), is used to defray certain expenses and capital expenditures of the Operating Subsidiaries.

In calculating the NPI, the Operating Subsidiaries deduct various costs and expenses. The Trust also reimburses the Operating Subsidiaries for Crown royalties and other Crown charges payable by the Operating Subsidiaries in respect of production from or ownership of the Corporation's Properties. The Operating Subsidiaries are entitled to set off the right to be so reimbursed against the obligation to pay the NPI.

Pursuant to the NPI Agreements, the Trust must pay to the Operating Subsidiaries the Deferred Purchase Price Obligation. To satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI on any Properties are paid to the Corporation. The Trust is not required to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available. See "Deferred Purchase Price Obligation" below for a more detailed description of the Deferred Purchase Price Obligation.

Pursuant to the NPI Agreements substantially all of the economic benefit derived from the assets of the Operating Subsidiaries accrues to the benefit of the Trust and ultimately to the Unitholders. The term of each of the NPI Agreements is for so long as there are petroleum and natural gas rights to which the NPI Agreement applies.

In addition to the NPI, the Trust owns a beneficial interest in the Direct Royalties and the Trust may acquire further Direct Royalties. Such Direct Royalties may consist of direct petroleum and natural gas royalty interests and may be acquired from time to time.

Deferred Purchase Price Obligation

Pursuant to the NPI Agreements, the Deferred Purchase Price Obligation consists of an ongoing obligation of the Trust to pay to the Operating Subsidiaries, to the extent of the Trust's available funds, an amount equal to:

(a) the portion of acquisition costs incurred by the Operating Subsidiary from time to time which are attributable to Canadian resource property, plus

(b) certain designated drilling, completion, equipping and other costs, in respect of the Properties, plus

(c) the portion of indebtedness incurred in respect of such acquisition costs and capital expenditures, payable at the time of satisfaction by the Corporation of such indebtedness.

To satisfy the Deferred Purchase Price Obligation, the Trust is required to pay over to the Corporation the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI of any Properties held by the Corporation. The Trust is not obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

To the extent that the Corporation designates an expenditure as a Deferred Purchase Price Obligation:

(a) if the designated expenditure is funded by issuing additional Trust Units, by the proceeds of dispositions of the Canadian resource property component of Properties, by the disposition of Direct Royalties or by the issuance of debt, it will not be a charge against the income from the NPI, and therefore will not reduce payments of income from the NPI to the Trust or distributions to Unitholders;

(b) the Trust will be obliged to pay to the Corporation 99% of the amount of the designated expenditure to the extent not funded by borrowing by the Corporation;

(c) the cost to the Trust of the designated expenditure will be added to the Canadian oil and gas property expenditures account of the Trust, thus creating additional tax deductions (see "Canadian Federal Income Tax Considerations"); and

(d) the additional revenue generated from the Properties acquired by the designated expenditure will be added to the revenues used to calculate income from the NPI, thereby potentially increasing the amount payable to the Trust under the NPI Agreements.

Reserve Fund

Under the NPI Agreements, the Operating Subsidiaries are entitled to pay such amounts of the revenues received from Production and other income received by the Corporation in respect of the Properties into the Reserve Fund if, as and when the Corporation determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices, to provide for payment of production costs which the Corporation estimates will or may become payable in the next six months for which there may not be sufficient revenues to satisfy such costs in a timely manner. Funds retained by the Corporation in the Reserve Fund are required to be used by the Corporation to fund the payment of production costs. To the extent that funds are drawn from the Reserve Fund and used to pay production costs, such amounts will be deducted from the NPI.

Reclamation Fund

Each of the Operating Subsidiaries are liable for their share of ongoing environmental obligations and for the ultimate reclamation of the Properties upon abandonment. Pursuant to the NPI Agreements, the Operating Subsidiaries have established a funding strategy for the purpose of funding currently estimated future environmental and reclamation obligations. To the extent that funds from the reclamation funds are used for site restoration and well and facility abandonment expenditures such amounts are deducted in calculating income from the NPI.

Ongoing environmental obligations are expected to be funded out of debt and cash flow. Those obligations will reduce the amount of income from the NPI payable to the Trust. The Corporation currently estimates that the future environmental and reclamation obligations, after salvage recovery, in respect of the Existing Properties will aggregate approximately $20 million over the life of the Existing Properties, and in respect of the New Properties will aggregate approximately $9.9 million over the remaining life of the New Properties.

In addition to the identified producing wells and wells capable of production, the Existing Properties include interests in 222 gross (191 net) active injection, disposal or service wells and 146 gross (126 net) suspended or shut-in wells, all of which have been included in the total estimate of the Corporation's future environmental and reclamation obligations. **The estimates of reserves associated with the Existing Properties and the present worth of future net cash flows from such reserves contained in the McDaniel Report – Existing Properties are stated before providing for estimated facility site restoration, well abandonment, well site restoration costs and salvage recovery.**

The New Properties include interest in 96 gross (92 net) active injection, disposal or service wells and 188 gross (170 net) suspended or shut-in wells, all of which have been included in the estimate of the Corporation's future environmental and reclamation obligations. **The estimates of reserves associated with the New Properties and the present worth of future net cash flows from such reserves contained in the McDaniel Report – New Properties are stated before providing for estimated facility site restoration, well abandonment, well site restoration costs and salvage recovery.**

Cash Available For Distribution

Cash Available For Distribution consists of any amounts received by the Trust pursuant to the NPI and the Direct Royalties, any interest or other income from Permitted Investments, ARTC received by the Trust net of non-deductible Crown royalties that are reimbursed by the Trust to the Operating Subsidiaries, dividends on the shares of the Operating Subsidiaries or any other dividends on securities of the Operating Subsidiaries less all expenses and liabilities of the Trust, including debt service costs, which are due or accrued and which are chargeable to income.

Pursuant to the Trust Indenture and the Administration Agreement, the Corporation calculates income from the NPI for each calendar month and arranges for payment of certain direct expenses of the Trust from the NPI.

The actual amount of Cash Available For Distribution depends on, among other things, the quantity and quality of crude oil, natural gas and natural gas liquids produced, prices received for such production, direct expenses of the Trust, taxes, operating costs, transportation and processing costs, capital expenditures, debt service costs, Crown and other royalties, other Crown charges, net contributions to the reclamation funds, net contributions by the Operating Subsidiaries to the Reserve Fund, and general and administrative costs of the Trust and the Operating Subsidiaries. See "Risk Factors".

The Operating Subsidiaries also have the discretion to incur debt or retain cash in order to modify seasonal and other variations in Cash Available For Distribution. Unitholders may also receive distributions of the net proceeds received from sales of Properties to the extent the Corporation determines not to use those proceeds to acquire additional Properties.

Delay in Cash Available For Distribution

In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the Properties, and by the operator to the Operating Subsidiaries or the Trust, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties, or the establishment by the operator of reserves for such expenses.

Capital Fund

The Trust retains up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of Properties with the intent that it will be able to continue to provide or maintain the Cash Available For Distribution over a longer period of time than would otherwise be the case. Allocations to the Capital Fund as at June 30, 2003 were approximately $6.1 million.

Distributable Cash

Distributable Cash consists of the balance of the Cash Available For Distribution after the retention of funds by the Trust for the Capital Fund, which is distributed to Unitholders.

Unitholders of record on a Record Date are entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date.

Income Tax Treatment

Any amounts paid by the Trust in respect of acquisition costs and the Deferred Purchase Price Obligation is COGPE of the Trust in the year incurred. The Trust's share of any proceeds of disposition of Canadian resource properties which are receivable as a result of the release of the NPI will reduce the Trust's cumulative COGPE. In determining the portion of Distributable Cash that is taxable to a Unitholder, the Trust is entitled to an annual deduction in respect of its cumulative COGPE account, resource allowance and capitalized issue expenses in accordance with the provisions of the Tax Act. The portion of Distributable Cash to Unitholders that is not taxable in the Trust is treated as a return of capital and reduces the adjusted cost base of Trust Units held as capital property by a Unitholder. In this respect, the taxation of capital distributions is deferred until an actual or deemed disposition of Trust Units occurs or a holder's Trust Units have an adjusted cost base which is less than zero. See "Canadian Federal Income Tax Considerations".

Board of Directors

The Corporation has a board of directors consisting of 5 individuals. Pursuant to the Trust Indenture, Unitholders are entitled to elect the Board of Directors annually. Prior to all annual meetings, the Corporation will deliver an information circular and form of proxy to Unitholders with respect to the election of the directors of the Corporation at any such meeting. See "Information Respecting the Corporation – Directors and Officers of the Corporation".

Delegation of Authority, Administration and Trust Governance

The Harvest Board has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to the Corporation responsibility for any and all matters relating to the following: (i) an offering of securities; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Under the NPI Agreements, the Operating Subsidiaries have the exclusive control and authority over development of, and recovery of petroleum, natural gas and natural gas liquids from, the Properties and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests. The Harvest Board has determined that all significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of capital expenditure budgets; (iii) the approval of risk management policies and activities proposed to be undertaken, and (iv) the establishment of credit facilities, shall be made by the Board of Directors.

In exercising its powers and discharging its duties, the Corporation must act honestly and in good faith and exercise the degree of care, diligence and skill that a reasonably prudent oil and natural gas industry advisor and administrator would exercise in comparable circumstances. The Corporation's objective in exercising its powers and discharging its duties is to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such an objective, the Corporation employs and will continue to

employ prudent oil and natural gas business practices. All of the Corporation's business is and will continue to be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

The Harvest Board reviews on an ongoing basis both the nature and extent of the services required of the Corporation by the Trust and the costs of providing such services.

General and administrative costs are deducted from production revenues in computing income from the NPI to the extent not paid from the residual income of the Corporation or deducted by the Trust in computing Cash Available For Distribution. General and administrative costs are generally charged to the Trust by the Corporation based on direct costs incurred in fulfilling the obligations of the Corporation to the Trust pursuant to the Trust Indenture and the Administration Agreement. The Corporation is entitled to reimbursement for all of its direct and indirect expenses, costs and expenditures in connection with the creation, start-up, set-up and organization of the Trust and the transition from the Existing Properties Vendors and the NFX Subsidiaries to the Corporation of ownership, management and operatorship of the Existing Properties and the New Properties. To the extent that such costs have been incurred to date, they have been paid by the Corporation through drawdowns under a prior credit facility and an interim loan which had been provided to the Trust by Caribou.

Borrowing by the Trust

On July 28, 2003, the Trust entered into the Equity Bridge Agreement with Caribou and a director of the Corporation (the "Lenders") which provides for advances of up to $40 million to the Trust to assist with the payment of the Deferred Purchase Price Obligation as a result of the purchase of the New Properties. No commitment or arrangement fee has or will be earned by the Lenders through the provision of the Equity Bridge Agreement. As of September 2, 2003, the Trust has received $11 million in advances pursuant to the Equity Bridge Agreement. These funds have been used to finance the deposit paid to NFX relating to the purchase of the New Properties.

The terms of the Equity Bridge Agreement call for quarterly interest payments to be made to the Lenders in arrears due on the first business day following a calendar quarter. The payments are calculated daily at a fixed rate of 10% per annum using a 365 or 366 (as the case may be) year. The Trust has the option to settle the quarterly interest payments with cash or, subject to receipt or applicable regulatory approval, the issue of Trust Units. If the Trust elects to issue Trust Units the Trust is required to give the Lenders at least 5 business days notice. The number of Trust Units to be issued to the Lenders to settle a quarterly payment shall be equivalent to the quarterly payment amount divided by 90% of the ten-day weighted average trading price of the Trust Units on TSX over the last 10 trading days of the calendar quarter.

The Trust also has the option to repay the principal amounts outstanding at any time. The Trust is required to give the Lenders ten business days written notice prior to the Trust's repayment of principal. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. If the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or, subject to receipt of applicable regulatory approvals, the issue of Trust Units. If the Trust elects to issue Trust Units, the Trust is required to give the Lenders at least five business days notice. The number of Trust Units to be issued to the Lenders to settle the principal amount and accrued quarterly payment amount shall be equivalent to the sum of the principal and accrued quarterly payment amounts divided by 90% of the ten-day weighted average trading price of the Trust Units on TSX over the last ten trading days immediately prior to the date that the obligation will be settled. Notwithstanding the above, the outstanding principal portion and all accrued and unpaid interest is due and payable in full on January 1, 2005. The amount due on January 1, 2005 may be settled by the payment of cash or, subject to receipt of applicable regulatory approvals, the issue of Trust Units, with notice provided and the calculation of the number of Trust Units to be issued as indicated above. Security has been provided to the Lenders in the form of a fixed and floating debenture on the Trust's NPI. The Lenders may demand payment of the full amount if specified events of default under the Equity Bridge Agreement occur. The Trust does not have the option to issue Trust Units to satisfy its repayment obligations under such a demand.

INFORMATION RESPECTING THE CORPORATION

The Corporation was incorporated under the *Business Corporations Act* (Alberta) on May 14, 2002 as 989131 Alberta Ltd. On May 17, 2002, the Corporation amended its Articles of Incorporation to change its name to Coyote Energy Inc. and on September 17, 2002, the Corporation changed its name to "Harvest Operations Corp.". The head and principal office of the Corporation is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9. All of the issued and outstanding shares of the Corporation are held in the name of the Trustee for the benefit of, and on behalf of, the Trust.

Business

The Corporation manages and administers the Trust and WEI on behalf of the Trust and is responsible for the oil and natural gas technical, investment, engineering, geological, land management, financial and administrative services and commodity marketing services relating to the Properties and the Trust. Each of the directors and senior management of the Corporation have been involved in the oil and natural gas industry for, on average, in excess of 18 years. The Corporation has a staff made up of 22 head office employees and consultants and 36 field employees and consultants dedicated to the Existing Properties, with key personnel having extensive experience in all technical, operating and financial aspects of the oil and natural gas industry including:

- organizing, operating, managing, developing and optimizing petroleum and natural gas properties;
- evaluating, acquiring and disposing of petroleum and natural gas properties; and
- marketing petroleum, natural gas and natural gas liquids.

The Corporation anticipates adding 26 additional employees and contractors to coordinate the field operations of the New Properties.

Management Policies and Strategies

As a result of management's past experience, the members of the management team have established proven track records in acquiring, developing and operating oil and natural gas reserves. Management of the Corporation believes that the success derived from these experiences can be attributed to several management principles, including:

(a) a focused and rigorous evaluation and acquisition strategy having an objective of acquiring operated oil and natural gas reserves at low costs;

(b) employing operating and management strategies and controls to increase production rates and enhance production netbacks, primarily through production cost reduction;

(c) identifying and exploiting upside opportunities in acquired Properties to increase production and reserve recovery;

(d) acquiring other assets within existing operating areas to achieve operating and development efficiencies; and

(e) managing risk effectively through prudent insurance and commodity hedging programs and hands-on property management.

Activities undertaken by the management of the Corporation on behalf of the Trust are intended to be directed towards:

- optimizing consistent levels of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders;
- capturing the maximum cash flow, production and reserve recovery from the Properties; and
- striving for long-term growth in the value of the Properties and consequently the value of the NPI and the Direct Royalties held by the Trust by improving recovery levels from existing Properties and acquiring additional Properties.

Borrowing by the Corporation

The Operating Subsidiaries and the Trust are permitted to incur indebtedness to purchase Property Interests, effect capital expenditures or other obligations or expenditures in respect of the Properties or for working capital purposes. Indebtedness of the Operating Subsidiaries to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust pursuant to the Deferred Purchase Price Obligation. The Harvest Board has established the following guidelines with respect to the indebtedness of the Operating Subsidiaries: (i) amounts borrowed to finance the purchase of Properties should not exceed 50% of the Reserve Value of all Properties including those to be acquired at the time of borrowing as shown on the latest available independent engineering report, unless specifically approved by the Board of Directors; and (ii) the estimated annual debt service costs for the 12 months following the borrowing on amounts borrowed to finance capital expenditures or other financial obligations or expenditures required to maintain or improve production from the Properties should not exceed 50% of the estimated income from the NPI and income from Direct Royalties for such 12 month period, unless specifically approved by the Board of Directors. The Operating Subsidiaries are entitled to grant security in priority to the NPI and the Trust is permitted to grant security on the NPI and Direct Royalties to secure the loan of funds directly to the Trust or secure guarantees granted by the Trust of indebtedness of the Operating Subsidiaries. The borrowings of the Trust require approval by the Board of Directors.

Debt service costs of the Operating Subsidiaries are deducted in computing NPI income and debt service costs of the Trust are deducted in computing Cash Available For Distribution. Debt repayment by the Operating Subsidiaries is scheduled to minimize, to the extent possible, any income tax payable by the Operating Subsidiaries.

The Corporation has negotiated the Current Bank Facility with the Current Lender for U.S. $60 million for the purpose of funding general operating requirements and the acquisition of oil and natural gas properties. The initial borrowing base under the Current Bank Facility is U.S. $38 million. The outstanding principal amount of the Current Bank Facility bears interest at rates which vary depending upon the outstanding principal amount of the Current Bank Facility in relation to the then current borrowing base and the type of advance drawn. For direct advances, the interest rate is based on the Current Lender's prime rate (for U.S. dollar advances) and a money rate service screen rate plus 0.5% (for Canadian dollar advances) (the "CDOR Rate") plus a margin of 1.125% per annum or 1.875% per annum respectively. For Eurodollar loans and advances by way of bankers' acceptances, the interest rate is based on the rates offered to specified banks in the London interbank market (for Eurodollar loans) ("LIBOR") or the discount rates applicable to each lender (being its own rate if it is a lender which accepts bankers' acceptances or the CDOR Rate for others) plus, in each case, a margin of 2.125% per annum or 2.875% per annum. In either case, the higher margin is applied when amounts outstanding under the Current Bank Facility exceed 75% of the borrowing base. The Current Bank Facility is secured by a first floating charge over all of the Corporation's assets and a fixed charge over specified oil and natural gas reserves. The Current Bank Facility revolves until April 30, 2004 at which time it is due and payable in full. Dividends and other distributions by the Corporation are prohibited during a default, event of default or an unremedied borrowing base shortfall under the Current Bank Facility. The NPI, any indebtedness of the Corporation to the Trust and amounts payable to the Trustee under the Trust Indenture are specifically subordinate to the Current Bank Facility pursuant to a subordination agreement between the Current Lender, the Trustee and the Corporation dated November 14, 2002. This may restrict the ability of the Corporation to pay the NPI to the Trust or to pay interest or principal on any indebtedness to the Trust, and therefore may limit the Cash Available For Distribution during a default, event of default or an unremedied borrowing base shortfall under the Current Bank Facility.

The Corporation must meet certain minimum commodity price hedging levels and ongoing financial covenants under the Current Bank Facility and is subject to customary restrictions on its operations and activities, including restrictions on incurring indebtedness, granting of security, the issuance of incremental debt and the sale of its assets. During such time as any lender comprising the Current Lender is not a Canadian resident, payments under the Current Bank Facility to such lender will be subject to certain withholding taxes which the Corporation has agreed to assume and which may increase the effective interest rate paid by the Corporation.

The Corporation's indebtedness under the Current Bank Facility as at September 2, 2003 was approximately $49.9 million. In addition, the Current Lender has issued approximately $1.7 million in letters of credit to third parties on behalf of the Corporation to secure services on the Properties.

WEI also has a revolving reducing demand loan with a Canadian chartered bank in the amount of $4.1 million, of which approximately $3.8 million has been drawn as at September 2, 2003. The loan amount available to WEI decreases by $375,000 on the last day of each calendar month. The outstanding principal amount bears interest at the Canadian bank prime rate plus 0.5%. Interest is due and payable on the 26th day of each calendar month. WEI also pays a monthly standby fee on the unused portion of the loan at an annual rate of 0.125%. The revolving demand loan is secured by a general assignment of book debts and a $25 million debenture with a floating charge over all assets of WEI. Under the facility, WEI is required to maintain positive working capital (defined as current assets plus undrawn loan availability less current liabilities) and other normal covenants.

On July 16, 2003 the Corporation accepted a term sheet for a New Bank Facility with a syndicate of Canadian chartered banks and ATB Financial. The New Bank Facility is a revolving reducing demand loan of $105 million with availability reducing by $4.5 million on the last day of each calendar month starting July 31, 2003. The New Bank Facility will be available upon the closing of the NFX Transaction. The lenders are scheduled to complete an interim and annual review of the New Bank Facility on or before October 1, 2003 and May 1, 2004, respectively. Borrowings under the New Bank Facility will be used to repay the Current Bank Facility and WEI's $4.5 million revolving demand loan described above and to finance the NFX Transaction. The New Bank Facility permits drawings in Canadian dollars and U.S. dollars and includes bankers acceptances, LIBOR, $10 million in letters of credit and a $3.0 million mark to market facility to be used to hedge interest rates and foreign currency. Interest rates are a function of the type of borrowing and the most recent consolidated debt to trailing calendar quarter's annualized cash flow. The table below indicates the per annum interest rates for the type of borrowings and the debt to annualized cash flow ratios.

		Debt to Annualized Cash Flow Ratio				
Borrowing	**Base Rate**	**<1.0x**	**1.0x – 1.5x**	**1.5x – 2.0x**	**2.0x – 3.0x**	**>3.0x**
Canadian $	Cdn. Bank Prime	+0.25%	+0.375%	+0.50%	+0.75%	+1.50%
Banker's Acceptances	Market rates	+1.25%	+1.50%	+1.75%	+2.00%	N/A
U.S. $	U.S. Bank Prime	+0.25%	+0.375%	+0.50%	+0.75%	+1.50%
LIBOR	Market rates	+1.25%	+1.50%	+1.75%	+2.00%	N/A

The Corporation will also be subject to a standby fee equal to 0.125% per annum on the undrawn amount of the New Bank Facility.

Security for the New Bank Facility will consist of a general assignment of book debts, a $150,000,000 debenture with a floating charge over all of the assets of the Corporation, representation as to title of oil and natural gas leases and reserves, subordination agreements on NPI and Equity Bridge Agreement payments, and distribution payment restriction to Trust Unitholders upon a default. Covenants for the New Bank Facility include: maintenance of a Working Capital Ratio (current assets plus unused portion of the New Bank Facility divided by current liabilities excluding bank debt) of at least 1:1; maintenance of minimum hedging of 50% and 25% of oil volumes for the first four forward and next four calendar quarters, respectively; and industry standard requirements in respect of reporting, operations, compliance with laws, payment of taxes, environmental, lender access to books and records, maintenance of records, change in control, merger, amalgamation, payment of dividends or distribution of capital,

incur additional secured indebtedness or guarantee of obligations of others, dispose of assets with annual proceeds greater than $100,000 and hedge more than 75% of working interest production volumes.

Events of default under the New Bank Facility include: failure to pay interest or principal when due; failure to meet security or covenants; material misrepresentation; material adverse change in the financial condition of operations of the Corporation; uncontested proceedings initiated to enforce encumbrances on the Corporation's assets that have an aggregate value of $500,000; liquidation, winding-up or dissolution of the Corporation; ceasing to carry on business; and appointment of receiver or trustee appointed by judicial body or pursuant to another agreement.

See "Use of Proceeds" and "Acquisition of New Properties".

Commodity Hedging

The Corporation has entered into the following oil price hedging contracts with various counterparties, including the Corporation's prior lender:

Swaps:	Term	Price per Barrel
1,000 Bbls/d	July through September 2003	Cdn $37.10
1,000 Bbls/d	October through December 2003	Cdn $36.63
1,510 Bbls/d	January through March 2004	U.S. $23.23
1,300 Bbls/d	January through March 2004	U.S. $24.33
500 Bbls/d	January through December 2004	U.S. $24.12
500 Bbls/d	January through December 2004	U.S. $24.25
1,430 Bbls/d	April through June 2004	U.S. $22.93
1,200 Bbls/d	April through June 2004	U.S. $25.50
1,380 Bbls/d	July through September 2004	U.S. $22.70
500 Bbls/d	July through September 2004	U.S. $24.56
1,325 Bbls/d	October through December 2004	U.S. $22.54
500 Bbls/d	October through December 2004	U.S. $24.03
500 Bbls/d	January through December 2005	U.S. $24.00
1,100 Bbls/d	January through March 2005	U.S. $22.38
1,030 Bbls/d	April through June 2005	U.S. $22.18
Swaps based on Lloydminster Blend Crude differential		
2,000 Bbls/d	January through December 2004	U.S. ($7.75)
1,100 Bbls/d	January through December 2004	U.S. ($8.20)
Collars:	Term	Price per Barrel
500 Bbls/d	July through September 2003	Cdn $35.40 – 38.40
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95
Options:	Term	Price per Barrel
500 Bbls/d	January through December 2004	Short put U.S. $15.50
1,000 Bbls/d	January through December 2004	Short put U.S. $18.00
1,000 Bbls/d	January through December 2004	Short put U.S. $18.00
1,000 Bbls/d	January through December 2004	Short call U.S. $28.25
1,000 Bbls/d	January through December 2004	Put U.S. $25.00

On August 1, 2002, the Corporation entered into a physical contract to deliver at Hardisty, Alberta until December 31, 2003, 6,000 Bbls/d of Lloydminster blend crude oil to a vendor from whom properties had been acquired. This requires the Corporation to purchase approximately 1,000 Bbls/d of diluent to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Corporation is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.233 per Bbl, such price not to be

less than U.S. $14.40 per Bbl or greater than U.S. $17.244 per Bbl. In effect, this contract applies a fixed differential to a WTI price collar between U.S. $22.633 and U.S. $25.477 per Bbl. This contract is effective until December 31, 2003. In addition, pursuant to the Current Bank Facility, the Corporation is required to maintain commodity hedging agreements in effect from time to time with respect to not less than 66 2/3% of its production profile.

The Corporation has also entered into the following electrical power swap contracts with various counterparties:

	Term	Price per MegaWatt
5MW	January through December 2003	Cdn $46.30
5MW	January through December 2004	Cdn $46.00
5MW	January through December 2004	Cdn. $46.00
5MW	January through December 2005	Cdn $43.00
10MW	April 2003 through March 2006	Cdn $44.50
5MW	January through December 2005	8.40 GJ/MWh heat rate
5MW	January through December 2004	Cdn $45.50

Directors and Officers of the Corporation

The names, municipalities of residence, present positions with the Corporation and principal occupations during the past five years of the directors and officers of the Corporation are set out in the table below and in the text which follows thereafter.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held (1)	Principal Occupation
John A. Brussa (2)(4) Calgary, Alberta	Director	241,600	Barrister and Solicitor; Partner of Burnet, Duckworth & Palmer LLP (a law firm).
M. Bruce Chernoff (3)(4) Calgary, Alberta	Director, Chairman	4,853,179 (7)	Professional Engineer; Chairman of the Corporation; President and Director of Caribou (a private investment management company) since June 1999; from April 2000 to October 2001, Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. ("Petrobank") (a public oil and natural gas company); from February to June 1999, Executive Vice President and Chief Financial Officer of Pacalta Resources Ltd. ("Pacalta") (a public oil and natural gas company); prior thereto, Executive Vice President of Pacalta.
Hank B. Swartout (3) Calgary, Alberta	Director	500,000	Chairman, President and Chief Executive Officer of Precision Drilling Corporation since July, 1987.
Verne G. Johnson (2)(3) Calgary, Alberta	Director	20,000	President of KristErin Resources Inc., a private family company since January 2000; Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002; prior thereto, President and Chief Executive Officer of AltaQuest Energy Corporation from 1999 to 2000; prior thereto, President of Ziff Energy Group (an energy consulting company) from 1997 to 1999; prior thereto, President and Chief Executive Officer of ELAN Energy Inc. (a public oil and natural gas company) from 1989 to 1997.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held (1)	Principal Occupation
Hector J. McFadyen (2)(4) Calgary, Alberta	Director	20,000	Independent businessman and Director of Hunting PLC (a UK based public international oil services company); director of Computershare Trust Company of Canada (a private Canadian company that manages the administration of shareholder and employee records for public and private companies through North America); formerly, President, Midstream Division, Alberta Energy Company Ltd. (a public oil and natural gas company).
Jacob Roorda Calgary, Alberta	President	158,805(8)	Professional Engineer, President of the Corporation; from June 1999 to July 2002, Managing Director, Research Capital (a mid-sized investment banking dealer); from January 1996 to March 1999, Vice President, Corporate, Director and co-founder of PrimeWest Energy Trust ("PrimeWest") (a public energy trust); from May 1991 to January 1996, Manager, Business Development, Fletcher Challenge (a private oil and natural gas company).
J.A. Ralston Calgary, Alberta	Vice President, Operations	107,099	Vice President, Operations of the Corporation; from 1996 to 2002, Manager, Production of Penn West Petroleum ("PennWest") (a public oil and natural gas company).
David M. Fisher Calgary, Alberta	Vice President, Finance	48,288(9)	Vice President, Finance of the Corporation since October 2002; from September 1998 to October 2002, Director, Vice President, Finance and Chief Financial Officer of Integra Resources Ltd. ("Integra") (a private oil and natural gas corporation); from April 1995 to July 1998, Vice President, Finance and Chief Financial Officer of Canrise Resources Ltd. (a public oil and natural gas corporation); from June 1994 to April 1995 independent consultant; from April 1985 to May 1994, Manager, Corporate Reporting of Canadian Hunter Exploration Ltd.
David J. Rain Calgary, Alberta	Corporate Secretary	80,600	Chartered Accountant; Corporate Secretary of the Corporation; Vice President, Finance and Chief Financial Officer of Petrobank since October 2001; Vice President and Director of Caribou since April 2001; from April 2000 to September 2001, Director, Corporate Finance of Petrobank; from May 1997 to June 1999, Corporate Controller and Treasurer of Pacalta.

Notes:

(1) Represents all Trust Units held directly or indirectly or over which such person exercises control or direction. Based upon information provided by the director or officer to the Trust.
(2) Member of the Audit and Corporate Governance Committee.
(3) Member of the Reserves, Safety and Environment Committee.
(4) Member of the Compensation Committee.
(5) The Corporation does not have an executive committee.
(6) The terms of office of all of the directors will expire at the next annual shareholders' meeting of the Corporation.
(7) Includes Trust Units held by Caribou, a company controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.
(8) Includes 43,152 Trust Units held in Mr. Roorda's spouse's account which is controlled by Mr. Roorda.
(9) Excludes 9,250 Trust Units held in the name of Mr. Fisher's children but otherwise controlled by Mr. Fisher.

As at the date hereof, the directors and officers of the Corporation and their associates and affiliates, as a group, hold, directly or indirectly, or exercise control or direction over, approximately 6,218,390 Trust Units, representing approximately 50% of the issued and outstanding Trust Units. After giving effect to the issuance of Trust Units pursuant to the Offering the directors and officers of the Corporation, and their associates and affiliates, as a group, will beneficially own, directly or indirectly, • Trust Units or •% of the outstanding Trust Units (• Trust Units or •% of the outstanding Trust Units if the Over-Allotment Option is exercised).

The following is a brief description of the background of each of the senior officers and directors of the Corporation. The past performance of each of the individuals indicated below is not necessarily indicative of future performance.

Jacob Roorda, President

Mr. Roorda is a Professional Engineer and holds a Bachelor of Applied Science (Eng.) degree from Queen's University and an MBA from the University of Calgary.

Following university, Mr. Roorda held a number of senior engineering positions with Dome Petroleum Ltd. From 1987 to 1991, Mr. Roorda was a Vice President in the equity research group and was a ranked oil and natural gas analyst at BZW Canada Ltd., in Toronto.

From 1991 to 1996, Mr. Roorda was Manager, Business Development at Fletcher Challenge. In January 1996, Mr. Roorda co-founded PrimeWest (a public energy trust) and served as Vice President, Corporate and Director of PrimeWest. Mr. Roorda was responsible for overseeing the acquisition strategies of PrimeWest. While at Fletcher and PrimeWest, Mr. Roorda was responsible for closing in excess of $650 million of oil and natural gas property acquisitions.

From June 1999 to July 2002, Mr. Roorda was a Managing Director of Research Capital, an investment-banking firm. At Research Capital, Mr. Roorda was responsible for the overall direction and operations of the Calgary investment banking office of the firm.

J.A. Ralston, Vice President, Operations

Mr. Ralston completed the Management Development Program at the University of Calgary in 1994.

Mr. Ralston was employed with Petro-Canada from 1980 through June 1994 in a broad range of field operating positions of increasing responsibility. During his tenure at Petro-Canada, Mr. Ralston was responsible for construction of field facilities and pipelines, natural gas plant and field operations, procurement, reservoir management, drilling and workovers.

Mr. Ralston commenced employment with Penn West in July 1994 where he worked until June 2002. Since 1997, Mr. Ralston served as Production Manager, responsible for overseeing all of Penn West's 100,000 BOE/d production operations, 270 field staff and an annual budget of $200 million. Mr. Ralston was responsible for all areas of operations including engineering, exploitation, production optimization, capital management, planning, construction and budgeting.

David M. Fisher, Vice President, Finance

Mr. Fisher is a Chartered Accountant and graduated in 1980 with a Bachelor of Commerce degree from the University of Alberta. Mr. Fisher has in excess of 20 years experience in financial reporting, management and administration of entities active in the oil and natural gas industry.

From September 1998 to October 2002, Mr. Fisher was a founder, Director and Vice President, Finance and Chief Financial Officer of Integra, a private upstream oil and natural gas corporation with assets located in the province of Alberta. Mr. Fisher was responsible for all financial aspects of Integra including reporting systems, financial reporting, securing equity and bank financing, managing financial assets, taxation, and working with legal counsel and transfer agents in the management of shareholder and regulatory items.

From April 1995 to July 1998, Mr. Fisher was the Vice President, Finance and Chief Financial Officer of Canrise. Canrise was a public upstream oil and natural gas corporation with assets located in west-central Alberta.

During the period June 1980 to April 1995 Mr. Fisher's was an external auditor for KPMG Chartered Accountants (formerly Peat Marwick Mitchell & Co.), incentives auditor for Energy Mines and Resources Canada, Manager of Corporate Reporting for Canadian Hunter Exploration Ltd. and an independent consultant providing financial administration for domestic and international entities.

John A. Brussa, Director

Mr. Brussa is a barrister and solicitor and has been a partner at Burnet, Duckworth & Palmer LLP in Calgary since 1987. Mr. Brussa is recognized as a leading tax practitioner in Canada and sits on the board of directors of several Canadian public companies.

M. Bruce Chernoff, Director and Chairman

Mr. Chernoff is a Professional Engineer with a Bachelor of Applied Science degree in Chemical Engineering from Queen's University. Mr. Chernoff commenced employment with Pacalta in 1988. Pacalta was a public junior oil and natural gas company with operations in Canada. Mr. Chernoff held various senior positions with Pacalta including Executive Vice-President and Chief Financial Officer. Mr. Chernoff was a director of Pacalta from 1992 until Pacalta was purchased by Alberta Energy Company in May 1999 for $1 billion.

Mr. Chernoff initiated the formation of Caribou, of which he is the President and a Director, in June 1999, to carry out investments in oil and natural gas and real estate. Mr. Chernoff became a Director, and the Executive Vice President and Chief Financial Officer of Petrobank in March 2000. Mr. Chernoff resigned as Chief Financial Officer of Petrobank in October 2001 to focus on his other business interests, but remains a director of the company. Mr. Chernoff initiated the formation of the Corporation in June 2002 to pursue oil and natural gas development and acquisition opportunities. Mr. Chernoff is also a director of several other public companies.

Hank B. Swartout, Director

Mr. Swartout is the Chairman of the Board, President and Chief Executive Officer of Precision Drilling Corporation, the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry.

Verne G. Johnson, Director

Mr. Johnson received a Bachelor of Science degree in Mechanical Engineering from the University of Manitoba in 1966. He immediately commenced employment with Imperial Oil Limited, which continued until 1981 (including two years with Exxon Corporation in New York from 1977 to 1979). In 1981, Mr. Johnson joined Liberty Petroleum Ltd. as President and Chief Executive Officer. In 1982, he joined Roxy Petroleum Ltd. as Vice President, Production, remaining until 1987 when he joined Paragon Petroleum Ltd. as President. In 1989, Mr. Johnson joined ELAN Energy Inc. (then Lasmo Canada Inc.) as President and a Director. Following the sale of ELAN in 1997, he became President of Ziff Energy Group until 1999, then President of AltaQuest Energy Corporation and he then joined the Enerplus Resources Group in 2000, becoming Senior Vice President of Funds Management. In February 2002, he departed from the Enerplus Resources Group and remains as President of his private family company, KristErin Resources Inc.

Hector J. McFadyen, Director

Mr. McFadyen holds a Master of Arts (Econ.) degree from the University of Calgary and a Bachelor of Arts (Econ.) degree from Sir George Williams University.

Mr. McFadyen was employed at the Alberta Energy and Utilities Board (formerly the Oil and Gas Conservation Board) between 1969 and 1976, primarily within its Economics Department.

Mr. McFadyen began work for Alberta Energy Company Ltd. ("AEC"), now EnCana Corporation ("EnCana"), in 1976. EnCana is one of the largest independent oil and natural gas producers in North America. Mr. McFadyen developed a number of significant business units within AEC, developing experience in a broad range of businesses and disciplines. Such experience included project development and investments across North America, Latin America, Asia and Europe. At AEC, Mr. McFadyen served as a member of the senior executive team involved in recommending and implementing the strategic plan for the company. As President of the Forest Products Division, he assumed responsibility for development and implementation of the business strategy for an Alberta based forest products business. Mr. McFadyen also served as the President of the Midstream Division of AEC since 1995, having responsibility for the company's pipelines and natural gas storage businesses. Mr. McFadyen retired from EnCana in 2002.

Mr. McFadyen is a member of the board of directors of Hunting PLC ("Hunting"), a UK-based public corporation engaged in oil services, and oil and natural gas marketing and distribution activities internationally. Hunting carries on its oil and natural gas marketing and distribution activities in North America through its majority owned subsidiary, Gibson Energy Ltd. See "Interests of Management and Others in Material Transactions". Mr. McFadyen is also a member of the Board of Directors of Computershare Trust Company of Canada, a private Canadian company that manages the administration of shareholder and employee records for public and private companies throughout North America.

David J. Rain, Corporate Secretary

Mr. Rain is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan (1986).

Mr. Rain articled at KPMG LLP Chartered Accountants and was a Manager in their audit group until he departed in 1992. Mr. Rain served in senior financial positions at Nowsco Well Service Ltd., an oilfield service company with worldwide operations, from 1992 through August 1996. Mr. Rain was the Chief Financial Officer of Trican Well Service Ltd, an oilfield service company with operations in Alberta and Saskatchewan, from October 1996 through April 1997. Mr. Rain joined Pacalta in May 1997 as Corporate Controller. Pacalta was an oil and natural gas exploration and production company with operations primarily in Ecuador. When AEC acquired Pacalta in 1999, Mr. Rain joined Mr. Chernoff at Caribou, and became Director, Corporate Finance at Petrobank in March 2000. Mr. Rain assumed the position of Vice President, Finance and Chief Financial Officer of Petrobank in October 2001.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Corporation or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the Corporation access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of the Corporation or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has, within the 10 years preceding the date of this prospectus, become bankrupt, made a proposal under any legislation relating

to bankruptcy or insolvency, or been subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Named Executive Officers

The Corporation currently has three executive officers who receive annual salaries of $125,000, $100,000 and $100,000, respectively. Such officers have received and are eligible to receive non-transferable rights to purchase Trust Units in the future in accordance with the Unit Incentive Plan. See "Trust Unit Incentive Plan".

The following table sets forth information concerning the compensation paid to the current President of the Corporation for the fiscal year ended December 31, 2002. No officers of the Corporation received compensation in excess of $100,000 during the most recently completed financial year of the Corporation.

		Annual Compensation				
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)**
Jacob Roorda [(1)(2)] President	2002	50,000	Nil	6,699	175,000	Nil

Notes:
(1) Mr. Roorda has been the President of the Corporation since August 1, 2002.
(2) The Corporation did not commence active business until July, 2002. Prior to Mr. Roorda's appointment, Mr. Chernoff was the President of the Corporation. Mr. Chernoff did not receive any compensation, including options, for acting as President of the Corporation.

Unit Options

The following table sets forth the details with respect to all options granted to Mr. Roorda during the fiscal year ended December 31, 2002.

Name	Securities Under Option	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security) [(1)]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jacob Roorda	175,000	22.9	7.80	8.00	November 25, 2007

Note:
(1) Pursuant to the Unit Incentive Plan, the exercise price of the options is reduced over time as distributions are paid to Unitholders.

The following table sets forth with respect to Mr. Roorda and the number of options exercised and the number of unexercised unit options and the value of in-the-money unit options based upon the closing price of the Trust Units of $9.50 on December 31, 2002.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised unit options at year-end (#) exercisable/unexercisable	Value of unexercised in-the-money unit options at year-end ($) exercisable/unexercisable
Jacob Roorda	–	–	–/175,000	–/297,500

Employment Agreements

The Corporation has not entered into employment agreements with Mr. Roorda or any other of its officers or senior employees. However, the Corporation intends to enter into employment agreements with each of these officers, and any additional senior officers, and such agreements are expected to contain industry standard severance and change of control provisions.

Directors

The directors of the Corporation may receive cash and Trust Unit compensation for acting as directors of the Corporation and are entitled to reimbursement for expenses incurred in acting as directors. The directors are also entitled to participate in the Unit Incentive Plan. See "Trust Unit Incentive Plan".

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time since incorporation has there been any indebtedness of any director or officer of the Corporation, or any associate of any such director or officer, to the Corporation or the Trust or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or the Trust.

SHARE CAPITAL OF THE CORPORATION

The share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of first preferred shares. As at the date hereof, one hundred common shares of the Corporation are outstanding. Such shares are held by the Trustee for and on behalf of the Trust. The voting of such shares is governed by the provisions of the Trust Indenture and the Trust is not entitled, without the direction of Unitholders, to exercise its rights as a shareholder of the Corporation except as permitted by the Trust Indenture. See "Trust Indenture – Exercise of Voting Rights Attached to Shares of the Corporation".

TRUST INDENTURE

The following is a summary of the Trust Indenture and other matters regarding the structure and operations of the Trust.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right" below) and to one vote at all meetings of Unitholders for each Trust Unit held. See "Risk Factors – Nature of Trust Units".

Special Voting Units

At the 2003 Unitholders' Meeting, the Unitholders approved an amendment to the Trust Indenture to provides for the issuance of an unlimited number of special voting units. Each special voting unit will entitle the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such special voting units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability. See "Risk Factors – Unitholder Limited Liability".

Issuance Of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. The Trust Indenture also provides that the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Borrowing By the Trust

Pursuant to the Trust Indenture, the Trustee is permitted to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, the Corporation and any subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person.

Debt service costs incurred by the Trust are deducted in computing the Cash Available For Distribution.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cheque drawn on a Canadian chartered bank or trust company in Canadian money payable on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes (herein referred to as "Redemption Notes") to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall.

If, at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, to represent fair market value for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this Redemption Right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Redemption Notes. Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interests of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains

restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units. If at any time the Trust becomes aware that the beneficial owners of 49% or more of the outstanding Trust Units are or may be Non-Residents or that such a situation is imminent, the Trust, by or through the Corporation on the Trust's behalf, shall take such action as may be necessary to carry out the intentions evidenced herein. For the purposes of this Section, "Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "– Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the Corporation and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Corporation and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Shares of the Corporation

The Trust Indenture prohibits the Trustee from voting the shares of the Corporation with respect to (i) the election of directors of the Corporation, (ii) the appointment of auditors of the Corporation or (iii) the approval of the Corporation's financial statements, except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders. The Trust Indenture also provides that the Trustee shall not, after the Closing, vote the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of the Corporation with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving the Corporation except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Valiant Trust Company is the trustee of the Trust. All of the administrative and management powers of the Trustee relating to the Trust and the operations of the Trust have been delegated to the Corporation pursuant to the Trust Indenture and the Administration Agreement. See "Description of the Trust – Delegation of Authority, Administration and Trust Governance". Notwithstanding this general delegation, pursuant to the Administration Agreement, the Trustee has agreed not to delegate any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Trust Units;

(b) the maintenance of a register of Unitholders;

(c) the distribution of Distributable Cash to Unitholders, although the calculation of the amount of the distribution shall be made by the Corporation and approved by the Harvest Board and submitted by the Corporation to the Trustee for distribution to the Unitholders;

(d) the mailing of notices, financial statements and reports to Unitholders pursuant to the Trust Indenture, although the Corporation shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports;

(e) the provision of a basic list of registered Unitholders to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(f) the amendment or waiver of the performance or breach of any term or provision of the Trust Indenture on behalf of the Trust;

(g) the renewal or termination of the Administration Agreement on behalf of the Trust; and

(h) any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

The Trustee is required under the Trust Indenture to exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of Unitholders. The Unitholders shall, at the first annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional one year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by the Corporation upon delivery of a notice in writing by the Corporation to the Trustee in limited circumstances. Such resignation or removal becomes effective only upon the approval of the Unitholders by Special Resolution, the acceptance or appointment of a successor trustee and the assumption by the successor trustee of all obligations of the Trustee and in the same capacity.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any valuation provided by any other appropriately qualified person, any reliance on any

such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution. The Trustee may, without the consent, approval or ratification of any of the Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, any Direct Royalties Sale Agreement, and any other agreement of the Trust or any Offering Document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby;
- providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and
- making any modification in the form of the Trust Unit certificates to conform with the provisions of the Trust Indenture, or any other modifications provided the rights of the Trustee and the Unitholder are not prejudiced thereby.

Take-Over Bid

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered.

Termination of the Trust

Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into cash the Direct Royalties and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. However, in no event shall the Trust be wound-up until the Direct Royalties have been disposed of. After paying, retiring or discharging, or making provision for the payment, retirement, or discharge of all known liabilities and obligations of the Trust and after providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

Reporting to Unitholders

The consolidated financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited consolidated financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Corporation to Unitholders and the unaudited interim consolidated financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31. The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

TRUST UNIT INCENTIVE PLAN

The Trust has adopted the Unit Incentive Plan which permits the Harvest Board to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to the directors, officers, consultants, employees and other ongoing service providers of the Trust and its subsidiaries, including the Corporation. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions. Effective June 12, 2003 the total number of Trust Units issuable under the Unit Incentive Plan was increased from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units. The total number of Trust Units issuable under the Unit Incentive Plan as at August 15, 2003 was 885,500 Trust Units.

The Harvest Board administers the Unit Incentive Plan and determines participants in the Unit Incentive Plan, numbers of Incentive Rights granted, and the terms of vesting of Incentive Rights. The grant price of the Incentive Rights (the "Grant Price") shall be equal to the per Trust Unit closing price on the trading date immediately preceding the date of grant, unless otherwise permitted. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less all debt, working capital deficiency (surplus) or debt equivalent instruments, depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

Incentive Rights are exercisable for a maximum of five years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of 30 days and the end of the exercise period, to exercise vested Incentive Rights. In the case of death, the estate of the holder is entitled, from the date of death to the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of termination of the holder or at date of the holder's death are immediately null and void. The Trust has the option to

settle outstanding Incentive Rights with Trust Units and/or cash. The number of Trust Units to be issued to settle outstanding Incentive Rights shall equal the amount determined by multiplying the number of Incentive Rights by the quotient obtained by dividing the difference between the current market price of a Trust Unit and the Exercise Price by the current market price of a Trust Unit. Cash paid to settle outstanding Incentive Rights will equal the difference between the current market price of a Trust Unit less the Exercise Price multiplied by the number of Incentive Rights to be settled.

The following table sets forth information with respect to the Incentive Rights outstanding under the Unit Incentive Plan as at August 15, 2003.

Group	Date Incentive Rights Granted	Trust Units Under Option	Grant Price	Closing Price on Day Prior to Grant	Exercise Price as at August 15, 2003	Expiry Date	Market Value of Incentive Right (1)
Executive Officers (4)	November 25, 2002	475,000	$8.00	$8.00	$6.40	November 25, 2007	$2,470,000
Directors (4)	November 25, 2002	75,000	$8.00	$8.00	$6.40	November 25, 2005	$390,000
	February 14, 2003	34,500	$10.75	$10.75	$9.55	February 14, 2008	$70,725
Employees and Consultants (16)	November 25, 2002	237,500	$8.00	$8.00	$6.40	November 25, 2005	$1,235,000
	January 24, 2003	32,500	$10.21	$10.21	$8.81	January 24, 2008	$90,675
	July 15, 2003	12,500	$10.18	$10.18	$9.98	July 15, 2008	$20,250
	July 17, 2003	7,500	$10.20	$10.20	$10.20	July 17, 2008	$10,500
	July 18, 2003	11,000	$10.30	$10.30	$10.30	July 18, 2008	$14,300

Note:

(1) Based on the difference between the closing price of $11.60 per Trust Unit on the TSX on August 15, 2003 and the grant price of the Incentive Right less distributions per Trust Unit paid after the date the Incentive Right was granted multiplied by the number of Trust Units under the Incentive Right.

DRIP PLAN

The Trust has received all applicable regulatory approvals and has implemented a DRIP Plan. **The DRIP Plan is not available to Unitholders who are residents of the Province of Québec or the United States.** The DRIP Plan provides eligible holders of Trust Units the means of accumulating additional Trust Units by reinvesting any Distributable Cash received. At the discretion of the Corporation, Trust Units will either be acquired at prevailing market rates (not exceeding 115% of the volume weighted average trading price of the Trust Units on the TSX for the 10 trading days immediately preceding the date the Trust Units are purchased) or issued from treasury at 95% of the market price of the Trust Units (calculated as the weighted average trading price of the Trust Units on the TSX for the period commencing on the second Business Day following the distribution record date and ending on the second Business Day immediately prior to the distribution payment date on which at least a board lot of Trust Units is traded). Participants in the DRIP Plan are also permitted to purchase additional Trust Units at 100% of the market price (as described above) of the Trust Units by investing additional sums to a maximum of $5,000 per month and a minimum of $1,000 per remittance; provided that the total number of Trust Units that may be issued each fiscal year pursuant to optional cash payments is restricted to not more than 2% of the number of issued and outstanding Trust Units at the commencement of that year. As at August 15, 2003, 647,294 Trust Units have been issued from treasury since February 15, 2003 for proceeds of $6,378,367 due to DRIP Plan participation associated with cash distributions by the Trust. See "Prior Sales" for more information regarding the issuance of Trust Units under the DRIP Plan.

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at the dates noted.

Designation	Authorized	Outstanding as at December 31, 2002	Outstanding as at June 30, 2003	Outstanding as at June 30, 2003 after giving effect to the Offering and the NFX Transaction
Current Bank Facility [1]	U.S. $60,000,000	$45,286,396	$40,982,388	Nil
Revolving Demand Loan [2]	$5,225,000	Nil	$4,575,000	Nil
Promissory Note [3]	$850,000	Nil	$850,000	Nil
New Bank Facility[4]	$105,000,000	Nil	Nil	$•
Equity Bridge[5]	$40,000,000	Nil	Nil	$•
Trust Units [6][7][8]	Unlimited	$36,727,997 (9,312,500 Trust Units)	$63,273,216 (12,237,551 Trust Units)	$• (• Trust Units)
Warrants[6]	150,000	$150,000 (150,000 Warrants)	Nil	Nil

Notes:

(1) See "Information Respecting the Corporation – Borrowing by the Corporation".

(2) See "Information Respecting the Corporation – Borrowing by the Corporation".

(3) Promissory Note ("Note") issued June 27, 2003 by the Trust in connection with the acquisition of WEI and the associated net profit interest on June 1, 2003 (See "Harvest Energy Trust – General Development of the Business"). On August 26, 2003 the Trust paid $863,973 to settle the principal and accrued interest associated with the Note.

(4) See "Information Respecting the Corporation – Borrowing by the Corporation".

(5) See "Description of the Trust – Borrowing by the Trust".

(6) See "Prior Sales".

(7) Pursuant to an interim loan provided by Caribou to the Trust, the Trust issued 150,000 trust unit purchase warrants to Caribou to purchase an equivalent number of Trust Units for $1.00 each. These warrants were exercised on January 23, 2003. See "Interests of Management and Others in Material Transactions".

(8) Amounts do not include exercise of the Over-Allotment Option which, if exercised in full, would result in an amount outstanding under the New Bank Facility of $• amounts outstanding under the Equity Bridge Agreement financing of $• and • Trust Units $•.

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Trust Units hereunder are estimated to be $• million ($• if the Over-Allotment Option is exercised in full) after deducting the fees of $• ($• if the Over-Allotment Option is exercised in full) payable to the Underwriters and the estimated expenses of the Offering of $250,000. All of the net proceeds to the Trust will be used to partially fund the acquisition of the properties to be acquired by the Corporation pursuant to the NFX Transaction. Closing of the Offering will only occur if the NFX Transaction is completed.

The remaining consideration of approximately $• ($• if the Over-Allotment Option is exercised in full) required to fund the acquisition of the properties to be acquired by the Corporation pursuant to the NFX Transaction will be funded through the New Bank Facility as to approximately $• million ($• if the Over-Allotment Option is exercised in full) and by bridge financing under the Equity Bridge Agreement as to the remaining $• million ($• million if the Over-Allotment Option is exercised in full). If the closing of the Offering occurs after completion of the NFX Transaction, the Trust will arrange additional bridge or other debt financing to fund the NFX Transaction until the Offering is completed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of the Trust's financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2003 and the audited consolidated financial statements contained in this prospectus.

Forward-Looking Information

The following discussion contains forward-looking information with respect to the Trust. This information addresses future events and conditions and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. The information and opinions concerning the Trust's future outlook are based on information available at August 20, 2003. See "Special Note Regarding Forward-Looking Statements".

Six Months Ended June 30, 2003

Sales Volumes

The Trust's production consists of medium and heavy oil, natural gas liquids, and natural gas from properties located in East Central Alberta. Sales of oil and natural gas averaged 9,632 BOE/d and 8,734 BOE/d in the three and six month periods ended June 30, 2003, respectively.

	Three Month Period Ended June 30, 2003		Six Month Period Ended June 30, 2003	
Medium oil (Bbls/d)	4,232	44%	3,488	40%
Heavy oil (Bbls/d)	5,139	53%	5,001	57%
Total oil (Bbls/d)	9,371	97%	8,489	97%
Natural gas liquids (Bbls/d)	67	1%	65	1%
Total oil and natural gas liquids (Bbls/d)	9,438	98%	8,554	98%
Natural gas (Mcf/d)	1,161	2%	1,077	2%
Total oil equivalent (6:1 BOE/d)	9,632	100%	8,734	100%

The Trust exited June 30, 2003 with a higher daily production rate of 10,556 BOE/d, which reflects the impact of the ongoing development and optimization activities and the acquisitions during the quarter. The Trust anticipates further production growth in the balance of 2003 due to oil and natural gas property acquisitions and the continuing development and optimization program.

Revenue

Revenues, before royalties, totalled $24.6 million and $50.9 million, which was the result of average realized prices of $28.69 and $32.86 per barrel for oil and natural gas liquids and $5.93 and $7.48 per Mcf for natural gas during the three and six month periods ended June 30, 2003 respectively. The overall impact of the Trust's hedging program is an approximate decrease of $4.34 and $7.94 per BOE of production, for the three and six month periods ended respectively. The Trust plans to continue with its current hedging strategy, and has approximately 7,500 Bbls/d of production hedged for the balance of 2003 at an approximate average price of $33.00 Cdn per barrel.

Operating Netbacks

The following is a summary of the Trust's operating netbacks for the periods ended June 30, 2003:

	($/BOE)	
	Three month period ended June 30, 2003	**Six month period ended June 30, 2003**
Market price	28.69	32.86
Hedging loss	4.34	7.94
Realized price	24.35	24.92
Royalties, net	3.96	4.12
Operating costs	7.68	8.66
Netback	12.71	12.14

Royalty Expense

The Trust paid net royalties of $3.3 million and $6.2 million in the three and six month periods ended June 30, 2003 or approximately $3.96/BOE and $4.12/BOE. The net royalty amount for the three month period ended is comprised of $1.9 million in freehold royalties and freehold mineral tax, $1.4 million in crown royalties, $0.1 million in gross overriding royalties and $0.1 million in royalty income received. The net royalty amount for the six month period ended is comprised of $4.1 million in freehold royalties and freehold mineral tax, $2.1 million in crown royalties, $0.2 million in gross overriding royalties and $0.2 million in royalty income received.

Production Costs

The Trust's production costs were $6.6 million and $13.4 million for the three and six month periods ended June 30, 2003, or approximately $7.68 and $8.66 per BOE. Substantially all of the Trust's properties are operated by the Corporation. The significant portions of the Trust's operating costs are electrical power (60%) and maintenance (15%). For the remainder of 2003, the Trust has approximately 48% of its current electrical power usage hedged at an average price of $45.10 per MWh.

General and Administration Expenses

General and administrative expenses totalled $0.8 million or $0.92 per BOE for the three month period ended, and $1.5 million or $0.98 per BOE for the six month period ended June 30, 2003. During the three and six month periods ended, $0.4 million and $0.5 million of general and administrative costs were capitalized with respect to field enhancement and acquisition activities.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.1 million and $2.2 million in the three and six month periods ended June 30, 2003. The amortization of deferred financing charges associated with fees to secure bank lending facilities amounted to $0.4 million and $0.8 million for the three and six month periods ended, respectively. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

The Trust's depletion, depreciation, and amortization and site restoration provision totalled $7.8 million and $13.5 million and for the three and six month periods ended June 30, 2003. This balance is comprised of oil and natural gas properties depletion and depreciation of $6.9 million and $12.1 million, approximately $26,000 and $50,000 for depreciation of office furniture and equipment, and $0.8 million and $1.4 million for future abandonment and site restoration costs, respectively. The depletion rate for oil and natural gas properties was approximately $8.09 and $7.84 per BOE respectively, and is based on the costs of the oil and natural gas properties purchased, capital

expenditures incurred and capitalization of general and administrative expenses. The $0.95 and $0.89 per BOE rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of approximately $18.8 million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 20% to 33%.

Income Taxes

Income taxes for the three and six month periods ended June 30, 2003 are comprised of approximately $32,000 and $52,000 in large corporation tax and a $1.2 million and $0.2 million future income tax expense, respectively. Other than large corporations tax, neither the Trust nor its Operating Subsidiaries are expected to pay cash taxes in 2003.

Cash Flow and Income

For the three and six month periods ended June 30, 2003, consolidated cash flow from operations was $9.5 million and $16.0 million, and net income was $1.2 million and $4.9 million, respectively.

Cash flow from operations per trust unit is calculated and disclosed by the Trust, as it is a widely accepted measure of financial performance used by some analysts and investors to compare oil and natural gas producing companies. Cash flow from operations per Trust Unit is not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measurements. the Trust's measure of cash flow from operations is not necessarily comparable to a similarly titled measure of another company or trust.

The corresponding per Trust Unit and per BOE figures are as follows:

	Three month period ended June 30, 2003			Six month period ended June 30, 2003		
	Per Trust Unit			Per Trust Unit		
	Basic	Diluted	Per BOE	Basic	Diluted	Per BOE
Cash flow from operations	$0.84	$0.82	$11.12	$1.47	$1.45	$10.36
Net income	$0.10	$0.10	$1.37	$0.45	$0.44	$3.18

Capital Expenditures

Capital expenditures totalled $32.5 million and $38.4 million in the three and six month periods ending June 30, 2003. The expenditures during these periods primarily consist of the acquisition of oil and natural gas producing properties in Eastern Alberta, that complement the Trust's current operations and production.

The ongoing optimization program of the Trust's properties acquired, has been extended to accommodate the new opportunities realized with the property acquisitions during the second quarter of 2003. With the additional expenditures, the program is still planned to be substantially completed during the third quarter of 2003, with an overall estimated total program cost of $14.5 million.

Capitalization and Financial Resources

As at June 30, 2003, the demand loan payable was approximately $45.6 million and unamortized deferred financing costs were $1.4 million, compared to balances of $45.3 million of demand loan payable and $2.2 million of deferred financing charges as at December 31, 2002. A large portion of the demand loan is denominated in United States currency which, due to favourable foreign exchange rates, has resulted in unrealized foreign exchange gains of $1.0 million and $3.5 million during the three and six month periods ended June 30, 2003, respectively.

The working capital balance as at June 30, 2003 was $6.5 million, excluding the demand loan and promissory note payable. This is in comparison to working capital of $10.6 million as at December 31, 2002. The difference of $4.2 million is primarily due to the expenditures incurred for the Trust's optimization program.

On July 17, 2003, the Corporation entered into a letter agreement with the New Lender respecting the New bank Facility provided by a syndicate of two Canadian chartered banks and ATB Financial and on July 29, 2003, the Trust entered into the Equity Bridge Agreement. See "Information Respecting the Corporation – Borrowing By the Corporation" and "Description of the Trust – Borrowing by the Trust".

Distributions

During the first half of 2003, the Trust paid distributions of $0.20 per month. Of the distributions declared and paid in the first six months of 2003, approximately 32% were reinvested by Unitholders through the DRIP Plan. This resulted in a net cash distributions paid during the first six months of $8.3 million. The Trust anticipates the 2003 distributions will likely be 45% taxable, and a 55% return of capital to Unitholders. Additional oil and natural gas property acquisitions may change the taxability of the distributions.

For the period from July 10 (date of formation) to December 31, 2002

Production and Sales Volumes

The Trust's production consists of medium oil, heavy oil, natural gas liquids, and natural gas from properties located in Eastern Alberta. Sales of oil and natural gas averaged 4,307 BOE/d in 2002. The table below lists the components of sales volumes averaged over the 175 day period that the Trust operated in 2002.

2002 Sales Volumes		**(%)**
Medium oil	2,718 Bbls/d	63
Heavy oil	1,463 Bbls/d	34
Total oil	4,181 Bbls/d	97
Natural gas liquids	22 Bbls/d	1
Total oil and liquids	4,203 Bbls/d	98
Natural gas	624 Mcf/d	2
Total oil equivalent	4,307 BOE/d	100

Approximately 2,785 BOE/d was contributed by the properties acquired on July 10, 2002 (Thompson Lake area), and 1,522 BOE/d contributed by the properties purchased on November 15, 2002 (Hayter/Provost area). Over the final 46 days of 2002 the Hayter/Provost oil and natural gas properties averaged production of 5,791 BOE/d. The Trust's 2002 exit production totalled 8,610 BOE/d consisting of 5,795 Bbls/d of heavy oil, 2,600 Bbls/d of medium oil, 19 Bbls/d of natural gas liquids and 1,177 Mcf/d of natural gas.

Commodity Prices

The Trust recorded an average selling price of $30.13/BOE in the 2002 fiscal period. The corresponding price after reflecting the impact of $1.0 million in oil hedging losses is $28.79/BOE. The following table indicates the average field price received by the Trust for each of its products in 2002.

2002 Average Field Selling Prices	
Heavy oil	$22.63/Bbl
Medium oil	$34.21/Bbl
Total oil	$30.16/Bbl
Natural gas liquids	$37.64/Bbl
Total oil and liquids	$30.20/Bbl
Natural gas	$4.54/Mcf
Oil equivalent	$30.14/BOE

The majority of the Trust's heavy oil production was purchased on November 15, 2002 in the Hayter/Provost acquisition. Along with the acquisition, the Trust entered into a contract to sell the heavy oil from the date of the property purchase until December 31, 2003. The contract volume of 6,000 Bbls/d is comprised of approximately 5,000 Bbls/d of heavy oil production blended with 1,000 Bbls/d of condensate. The price received is based on a WTI collar less a fixed differential of U.S.$8.233/Bbl. The upper limit on the collar is U.S.$25.477/Bbl and the

lower value is U.S.$22.633/Bbl. Essentially, this contract limits the impact of changes in oil prices and heavy oil differential on the Trust's business plan.

The Trust has entered into physical hedges with respect to a portion of its medium oil production. During the period of September 2002 to December 31, 2002, the Trust received a price of $39.31/Bbl on 1,200 Bbls/d and also sold 500 Bbls/d under a collar of $36.50/Bbl and $41.67/Bbl. The Trust has also entered into a number of financial hedges for 2003, 2004 and 2005. The hedges are disclosed in detail in the Financial Instrument Note in the audited consolidated financial statements included in this prospectus.

The Board of Directors of the Corporation reviews and approves a risk management policy that provides management with guidance in terms of hedging arrangements. The Board of Directors also reviews and approves the hedges negotiated by management. Consistent with its risk management policy, the Trust entered into the hedges with a diverse portfolio of financially sound parties to reduce the risk associated with the counterparties' abilities to fulfill contractual obligations.

The Trust enters into hedging arrangements to help assure that the prices received for production from proved producing reserves will offer a sufficient level of cash flow for its monthly distributions and to fund capital development and acquisitions programs to Unitholders as part of the "Going Concern" business plan. Overall, during 2003, the Trust ensured that the prices received for 7,600 Bbls/d of production would render sufficient cash flow to pay distributions of $0.20 per month in 2003 and to assist in funding the capital program.

Revenue

Revenues, before royalties, totalled $21.8 million in 2002 through the composition of sales indicated below.

Product	($000)	(%)
Heavy oil	5,791	27
Medium oil	16,277	75
Natural gas liquids	144	1
Natural gas	496	2
Production revenue	22,708	105
Hedging	(1,009)	(5)
Total	21,699	100

Royalty Expense

The Trust paid royalties of $2.9 million in 2002 or approximately $3.80/BOE. The table below provides details of the royalty expense.

	Royalty Expense ($000)			
Product	**Crown**	**Non-crown**	**Total**	**% of Production Revenue**
Heavy oil	358	841	1,199	21
Medium oil	746	807	1,553	10
Natural gas liquids	19	1	20	14
Natural gas	77	15	92	19
Overall Total	1,200	1,664	2,864	13

The royalties associated with the 2002 production were not eligible for the ARTC as the production was purchased from corporations that had received the maximum ARTC. However, any crown royalties resulting from production of the wells drilled by the Trust will be eligible for ARTC.

Operating Expenses

The Trust's operating expenses were $6.4 million in 2002 or $8.49/BOE. The Trust operates all of its major properties. Operatorship is considered important to the Trust in order to ensure that its best practices are applied to operating activities to minimize costs and maximize production and the recovery of reserves.

Electrical power (49%), maintenance (17%) and labour costs (8%) represent the majority of the Trust's operating costs. Historical net field electrical power usage for the properties has been approximately 18 MW. Including the impact of the Killarney property acquisition in April 2003, the 2003 electrical power usage will increase to approximately 24 MW. During 2002, the Trust entered into contracts to purchase 5 MW of electrical power at a price of $46.30 per MWh for 2003. Early in 2003, the Trust also entered into a contract to fix an additional 5 MW of power at a price of $46.00 per MWh for 2004. The Trust also agreed to purchase 9.75 MW of power at a price of $44.50 per MWh for the period from April 1, 2003 to March 31, 2006.

Given the maturity of the Trust's oil and natural gas properties and management's plan to optimize the rate of production decline and increase recovery of the hydrocarbons in place, maintenance expense will continue to represent a significant portion of operating costs. However, the Trust believes that with the appropriate level of day-to-day attention and planning, the costs can be controlled.

The Trust's 26 field employees operate the wells. Field employees receive remuneration comparable to industry standards and are further motivated with bonuses based upon corporate and personal performance. Management believes that employing dedicated field personnel, rather than engaging third party contractors, is a key factor in successfully carrying out the Trust's business plan.

Netback

The Trust's operating margin in 2002 was $12.6 million or $16.66/BOE. The table below provides a summary of the Trust's netback.

	$000	$/BOE	% of Revenue
Production revenue	22,708	30.13	104
Hedging losses	(1,009)	(1.34)	(5)
Royalty income	120	0.16	1
Royalties	(2,864)	(3.80)	(13)
Operating expenses	(6,396)	(8.49)	(29)
Netback	12,559	16.66	58

General and Administration Expenses

General and administrative expenses totalled $0.8 million or $1.00/BOE in 2002. Of this amount, $0.6 million or $0.77/BOE was charged against income. Consistent with The Trust's "Going Concern" strategy, and unlike other conventional energy trusts, a portion of the Trust's general and administrative expenditures is in respect to oil and natural gas development activity. As such $0.2 million or $0.23/BOE of general and administrative costs were capitalized.

Interest Expense and Amortization of Deferred Financing Charges

Interest charges were $2.0 million, while amortized deferred financing charges associated with fees to secure bank lending facilities amounted to $0.6 million. During 2002, the Trust incurred $0.8 million of interest charges for bank debt used to partially finance oil and natural gas property acquisitions and to provide working capital. The Trust also paid $1.2 million of interest for bridge financing and a debenture to assist with the start-up of the Trust. The bridge financing and debenture were both repaid on December 5, 2002 upon completion of the Trust's initial public offering.

On December 31, 2002, bank debt was $45.7 million and unamortized deferred financing costs were $2.2 million. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation, and Future Site Reclamation Expenses

The Trust's 2002 depletion, depreciation, and amortization ("DD&A") and site restoration provision totalled $5.7 million. This number includes DD&A for oil and natural gas properties of $5.1 million, $32,000 for depreciation of office furniture and equipment, and $0.5 million for future abandonment and site restoration costs. The DD&A rate for oil and natural gas properties was $6.77/BOE and is based on the purchase costs of the oil and natural gas properties. The $0.72/BOE rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of $9.2 million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 10% to 33%.

Income Taxes

Income taxes for 2002 were comprised of $47,000 for large corporation tax and $1.3 million of future income tax recovery, as a result of the consolidation of the Trust and the Corporation.

At the end of 2002, the Corporation had tax pools of $32 million available to reduce future income. The tax pools are made up of $6.3 million in COGPE, $0.2 million in Canadian Development Expenses, $0.3 million of Canadian Exploration Expenses, $21.7 million in unclaimed tangible costs, $2.2 million in deferred financing costs and $1.3 million in non-capital loss carry forward. Similarly, the Trust has tax pools totalling $63 million, consisting of $48.3 million in COGPE, $2.7 million in Trust Unit issue costs, and $12.0 million in tax losses.

Cash Flow and Earnings

The 2002 fiscal year consolidated cash flow and net income were $9.5 million ($12.61/BOE) and $5.1 million ($6.81/BOE), respectively. The corresponding per Trust Unit figures are $6.83 (diluted – $6.43) and $3.69 (diluted $3.46). The per unit figures are significantly higher than will be recorded in 2003 as nearly all of the Trust's 2002 Trust Units were outstanding for only 26 days.

Capital Expenditures

Capital expenditures totalled $76.9 million in the 2002 fiscal year. The oil and natural gas property acquisitions of $76.2 million represent the majority of the costs incurred. The details in respect of the property acquisitions are outlined in the following table.

Acquisitions

				Cost per BOE	
Area	**Closing Date**	**Purchased Production (BOE/d)**	**Closing Price ($000)**	**Established Reserves ($/BOE)**	**Production at Closing ($/BOE/d)**
Thompson Lake	July, October, 2002	2,754	27,185	5.85	9,871
Hayter	November 15, 2002	5,752	49,968	6.57	8,513
Total Property Acquisitions		8,506	76,153	6.30	8,953

Business Risks

The Trust intends to execute its business plan to create value for Unitholders by paying stable monthly distributions and maintaining the net asset value per Trust Unit. In planning the implementation of the business plan, the following items were identified as risks and, in certain cases, opportunities associated with the Trust's business:

1. Operational risk associated with the production of oil and natural gas;
2. Reserve risk with respect to the quantity of recoverable reserves;
3. Commodity price risk, as oil and natural gas prices fluctuate due to market forces;
4. Financial risks, such as changes in the Canadian/U.S. dollar exchange rate, interest rates, and debt service obligations;
5. Environmental and safety risks associated with well and production facilities; and
6. Changing government policy risks, including revisions to royalty legislation, income tax laws, and incentive programs related to the oil and natural gas industry.

Sensitivities and Outlook

Crude oil markets remain volatile during the first quarter of 2003 and appear to be on a weakening trend for the balance of the year. To mitigate the Trust's exposure to weakening oil price markets and volatility in light/heavy oil differentials, the Trust has developed a comprehensive risk management program. Approximately 80% of the Trust crude oil sales in 2003 have been hedged at prices ranging from U.S.$23.50 to U.S.$28.08 per barrel. This provides the Trust with a high degree of certainty in forecasting our near-term revenues.

The table below indicates the impact of changes of key variables on the Trust's cash flow and distributions.

	WTI (Price/Bbl)	Oil Quality Differential	Crude Oil Production	U.S. Bank Prime Rate	FX Cdn$/U.S.$
Assumption	U.S.$28.40	Various	9,100 Bbls/d	4.25%	$0.67
Change	U.S.$1.00	U.S.$1.00	100 Bbls/d	1%	$0.01
Cash flow ($000)	$159	$1,520	$602	$381	$1,252
Cash Flow per Trust Unit	$0.01	$0.13	$0.05	$0.04	$0.11

PRICE RANGE AND TRADING VOLUME

The Trust Units have been listed and posted for trading on the TSX under the trading symbol "HTE.UN" since December 5, 2002. The following table sets forth reported intraday high and low trading prices and the volumes for the Trust Units for the periods indicated as reported by the TSX.

Period	High	Low	Volume
2002			
December (5 - 31)	9.50	8.25	561,757
2003			
January	11.00	9.45	396,022
February	10.95	10.38	185,001
March	11.75	9.90	310,856
April	10.40	9.82	442,838
May	10.50	9.80	319,726
June	10.25	9.55	1,032,762
July	10.85	9.82	551,893
August	12.65	10.80	643,984

Note:

(1) On September 2, 2003, being the last day on which the Trust Units traded prior to the date of this prospectus, the closing price of the Trust Units on the TSX was $12.60.

PRIOR SALES

On July 10, 2002, the Trust issued 100 Trust Units to the original settlor of the Trust for $100 to facilitate its organization.

On December 5, 2002, 3,750,000 Trust Units were issued at a price of $8.00 per Trust Unit pursuant to the closing of the Initial Public Offering and 5,000,000 Trust Units were issued at a price of $1.00 per Trust Unit on the settlement of a debenture in the principal amount of $5,000,000 which had been issued by the Trust in favour of 990148 Alberta Ltd. (see "Interests of Management and Others in Material Transactions"). On December 17, 2002, 562,500 Trust Units were issued at a price of $8.00 per Trust Unit pursuant to the exercise of an over-allotment option granted to the Underwriters in connection with the Initial Public Offering.

On January 24, 2003, 150,000 Trust Units were issued to Caribou at a price of $1.00 per Trust Unit pursuant to the exercise of outstanding Trust Unit purchase warrants which had been issued by the Trust to Caribou as a commitment fee for interim loans which had been provided by Caribou (see "Interests of Management and Others in Material Transactions").

On March 7, 2003, 1,500,000 Special Warrants were exercised into trust units. The special Trust Unit purchase warrants were issued on February 4, 2003, net of a 5% underwriters' fee and approximately $550,000 of issue costs.

On May 27, 2003 the Trust issued 200,000 Trust Units at a price of $10.50 per unit, for consideration of the purchase of a crude oil producing property. On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per unit, as partial consideration of the purchase of all of the common shares of WEI and a 99% net profits interest in certain producing oil and natural gas properties held by WEI.

In addition, the following table summarizes the issuance of Trust Units under the DRIP Plan:

Distribution Month	Record Date	Payment Date	Trust Units Issued Under DRIP Plan	Amount
January	January 31, 2003	February 17, 2003	79,208	$ 794,650
February	February 28, 2003	March 17, 2003	73,230	780,223
March	March 31, 2003	April 15, 2003	96,019	907,805
April	April 30, 2003	May 15, 2003	98,535	925,662
May	May 31, 2003	June 16, 2003	103,059	990,697
June	June 30, 2003	July 15, 2003	104,425	989,718
July	July 31, 2003	August 15, 2003	92,818	989,612
As at August 15, 2003			647,294	6,378,367

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since the completion of the Initial Public Offering.

2003	Distribution Per Trust Unit
January (1)	$0.20
February	$0.20
March	$0.20
April	$0.20
May	$0.20
June	$0.20
July	$0.20
August(2)	$0.20

Notes:

(1) This distribution was the first cash distribution paid by the Trust following the completion of the Initial Public Offering.

(2) The Trust announced on August 21, 2003 that the next monthly cash distribution of $0.20 per Trust Unit will be paid on September 15, 2003 to Unitholders of record on August 29, 2003.

Unitholders of record on a Record Date will be entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date.

Subscribers who purchase Trust Units pursuant to the Offering and who hold such Trust Units on the relevant record date will be eligible to receive distributions commencing with the anticipated distribution payable on October 15, 2003, provided closing of the Offering occurs on or before September 30, 2003, the anticipated record date for such distribution. If the closing of the Offering occurs after September 30, 2003, subscribers will not be entitled to this distribution. Subscribers will not be eligible to receive the distribution to be paid to Unitholders on September 15, 2003, the record date for which was August 29, 2003. See "Record of Cash Distributions.

ESCROWED SECURITIES

In connection with the completion of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of debentures of 990148 Alberta Ltd. (which were settled with 4,777,500 Trust Units which, as at August 15, 2003 represent approximately 38% of the currently outstanding Trust Units, approximately •% after giving effect to the Offering and the exercise of Incentive Rights to Trust Units) executed an undertaking in favour of the underwriters of the Initial Public Offering not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004. See "Interests of Management and Others in Material Transactions".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of • Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on •, 2003, or on such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Trust Units is conditional upon payment on closing of $• per Trust Unit by the Underwriters to the Trust Unit. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $• per Trust Unit for Trust Units issued and sold by the Trust Unit, for an aggregate fee payable by the Trust of $•, in consideration for their services in connection with the Offering. The terms of the Offering were determined by negotiation between the Corporation, on behalf of the Trust, and National Bank Financial Inc. on its own behalf and on behalf of the other Underwriters.

The Trust has granted to the Underwriters the Over-Allotment Option to purchase up to • additional Trust Units at the Offering Price, exercisable for a period expiring 30 days after the date of closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. The Trust will pay to the Underwriters a fee of $• per Trust Unit with respect to the Trust Units issued under the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds to the Trust before deducting issue expenses will be $•, $• and $•, respectively. The prospectus qualifies both the grant of the Over-Allotment Option and the issuance of Trust Units that will be issued if the Over-Allotment Option is exercised in full.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Among other conditions, the Offering will not proceed unless the NFX Transaction closes. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all Trust Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, will be conducted in accordance with applicable securities laws and may be discontinued at any time.

The Trust Units have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "US Securities Act"), and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the US Securities Act and applicable state securities laws. Each of the Underwriters has agreed that, except in accordance with Rule 144A under the US Securities Act, it will not offer, sell or deliver Trust Units within the United States.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Trust Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the US Securities Act.

PRINCIPAL UNITHOLDERS

To the best of the knowledge of the directors and officers of the Corporation, the only person that owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the votes attached to all of the issued and outstanding Trust Units is:

		Number of Trust Units Owned		Percentage of Trust Units	
Name and Address of Shareholder	Type of Ownership	Before Giving Effect to the Offering	After Giving Effect to the Offering	Before Giving Effect to the Offering	After Giving Effect to the Offering
M. Bruce Chernoff	Direct and Beneficial	4,853,179 (1)	• (2)	39.0%	• % (2)

Notes:

(1) Includes Trust Units held by Caribou, a company controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.

(2) Assuming that no portion of the Over-Allotment Option is exercised.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust and Blake, Cassels & Graydon LLP, counsel to the Underwriters (collectively, "Counsel"), the following is a fair and adequate general summary of the principal Canadian federal income tax consequences applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act and at all relevant times, are resident or

deemed to be resident in Canada, will hold the Trust Units as capital property and deal at arm's length with the Trust and the underwriters. This summary is not applicable to "financial institutions" which are subject to the "mark-to-market" provisions of the Tax Act, or to persons to whom an investment in Trust Units would be a "tax shelter" or a "tax shelter investment". Trust Units will generally be considered to be held as capital property unless the Unitholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to the Trust Units. Certain Unitholders, other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property, may be entitled to so qualify their Trust Units by making the lifetime election relating to dispositions of Canadian securities. Unitholders interested in making this election should consult their tax advisors.

This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "Regulations"), all specific proposals to amend the Tax Act and Regulations that have been publicly announced prior to the date hereof and Counsel's understanding of the current administrative practices and policies of the Canada Customs and Revenue Agency ("Revenue Canada"). Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law whether by judicial or legislative action. This summary does not consider the income tax legislation of any of the provinces of Canada, nor does it consider the income tax legislation of any foreign country.

This summary is of a general nature only and is not intended to constitute income tax advice to any prospective purchasers of the Trust Units. The tax considerations for a specific holder will depend on such holder's particular circumstances and, therefore, prospective purchasers are urged to consult their own tax advisors as to their particular income tax situations.

Status of the Trust

Harvest has confirmed that the Trust currently satisfies certain factual criteria which allow it to qualify as a "mutual fund trust" for the purposes of the Tax Act and this summary assumes that the Trust will continue to so qualify. Continued qualification requires certain conditions under the Tax Act be maintained. Harvest intends to ensure that these conditions will continue to be satisfied and the Trust will continue to so qualify, but if the Trust ceases to qualify, the income tax considerations associated with the Trust Units will be materially different than described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for that year including net realized accrued interest, if any, and all amounts received in respect of the royalties the Trust holds on the oil and natural gas properties (the "Royalties"). The Trust is generally not entitled to deduct the amount of the royalties paid to the Crown by the Corporation on behalf of the Trust, but is entitled to deduct a "resource allowance" equal to 25% of its "adjusted resource profits". Under the Proposed Amendments, the Trust will be required to include income from the Royalties as it accrues, rather than when it is received. The Proposed Amendments also provide that the Trust will be entitled to deduct Crown royalties and will not be entitled to the resource allowance, with such changes to be phased in between 2003 and 2006. Costs incurred in the issuance of Trust Units may generally be deducted by the Trust on a five year, straight line basis. The Trust will also be entitled to deduct reasonable current expenses incurred in its ongoing operations.

The Trust may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10%, on a declining balance basis, of its cumulative COGPE account at the end of that year. Where, as a result of a sale of a property by the Corporation and the extinguishment of the Royalty with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("Royalty Disposition Proceeds") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year are utilized in that year by the Trust to acquire additional royalty interests in respect of one or more Canadian resource properties, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year.

The Tax Act requires the Trust to compute its income or loss for a taxation year as though it were an individual resident in Canada. To the extent that the Trust has any taxable income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts which are paid or payable by it to the Unitholders in such year.

Under the Trust Indenture, an amount equal to all of the income of the Trust for each year, will be payable to the holders of the Trust Units. Subject to the exceptions described below, all amounts payable to the holders of Trust Units shall be paid by way of cash distributions.

Under the Trust Indenture, income of the Trust may be used to finance cash redemptions of Trust Units, and income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, income of the Trust will be payable to holders of Trust Units in the form of additional Trust Units ("Reinvested Trust Units"). Moreover, under the Trust Indenture, the Trust may, in certain circumstances, issue Redemption Notes (as defined in "Trust Indenture Redemption Right") to finance the redemption of Trust Units rather than distribute investments of the Trust. An amount equal to the income of the Trust utilized for the purposes of making interest and principal payments under the Redemption Notes may also be payable to the holders of the Trust Units in the form of Reinvested Trust Units rather than by way of cash distributions. Reinvested Trust Units may also be distributed if the Trust does not have sufficient cash to pay the full distribution otherwise payable on a particular distribution record date.

For purposes of the Tax Act, the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or resource profits for resource allowance purposes) for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to, and treated as a loss of, a Unitholder.

A Unitholder will generally be required to include in computing its income for a particular taxation year the portion of the net income of the Trust for a taxation year that is paid or payable to the Unitholder in that particular taxation year, or to which a Unitholder is entitled to enforce payment, including any such amount which is payable in Reinvested Trust Units.

Any amount in excess of the taxable income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, any such amount which becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, will be applied to reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a trust unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the trust unit in the year in which the negative amount arises, and the adjusted cost base of the trust unit at the commencement of the subsequent year will be nil.

The initial cost to a holder of a trust unit issued hereunder will be equal to the subscription price of such trust unit. Reinvested Trust Units issued to a Unitholder in lieu of a cash distribution of income will have an initial cost equal to the amount of such income. This initial cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the respective adjusted cost base of each such trust unit.

The disposition or deemed disposition by a Unitholder of a trust unit, whether on redemption or otherwise, will generally result in the Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the trust unit and any reasonable costs of disposition.

Under the Tax Act, one half of any capital gain realized by a Unitholder upon the disposition of a trust unit and the entire amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition or designation, as the case may be, as a taxable capital gain. Subject to certain specific rules in the Tax Act, one half of any capital loss realized on the disposition of a trust unit may be deducted against any taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year.

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

INDUSTRY CONDITIONS

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Trust in a manner materially different than they would affect other oil and natural gas companies or trusts of similar size. All current legislation is a matter of public record and the Trust is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing – Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the balance between supply and demand. Oil exports may be made pursuant to export contracts with terms not exceeding 1 year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing – Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3 /day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta and Saskatchewan also regulates the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement ("NAFTA")

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most

recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties or net profits or net carried interests.

From time to time the governments of Canada, Alberta and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a third tier royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per m^3, and 25%, at prices above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. None of the Existing Properties are eligible for ARTC.

Effective January 1, 1994, the Government of Saskatchewan revised its fiscal regime for the oil and natural gas industry. Some royalties on wells existing as of that date will remain unchanged and therefore subject to various periods of royalty/tax reduction. While a number of incentives were eliminated or reduced (such as incentives for vertical infill wells and lower cost horizontal wells), new incentive programs were initiated to encourage greater exploration and development activity in the province.

The new fiscal regime in Saskatchewan provides an incentive to encourage the drilling of new vertical oil wells through a revised royalty/tax structure for new vertical oil wells and incremental production from new or expanded water flood projects, but not horizontal wells. The "Third Tier" Crown royalty rate and freehold production tax structure, which does not apply to horizontal wells, is price sensitive and varies between heavy and non-heavy oil (from a minimum of 10% for heavy oil at a base price to a maximum of 35% for non-heavy oil at a price above the base price). Previous time-based royalty/tax holidays applicable to new vertically drilled oil wells have been replaced with volume-based royalty/tax reduction incentives in which a maximum royalty of 5% (before application of the 1% Saskatchewan Resource Credit) will apply to various volumes depending on the depth and nature of the well (up to 25,000 cubic metres of oil in the case of deep exploratory wells). The maximum royalty applicable to the first 12,000 cubic metres of oil has been increased from 5% to 10% for production from certain re-entry horizontal wells. In addition, royalty/tax holidays for deep horizontal oil wells have been replaced with a 25,000 cubic metres volume incentive (5% maximum royalty). Oil production from qualifying reactivated oil wells are subject to a maximum new royalty rate of 5% (before the application of the 1% Saskatchewan Resource Credit) for the first five years following re-activation in the case of wells reactivated after 1993 and shut-in or suspended prior to January 1, 1993. With respect to qualifying exploratory natural gas wells, the first 25 million cubic metres of natural gas produced will be subject to an incentive maximum royalty rate of 5% (0% freehold production tax).

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibition on releases or emissions of various substances produced in association with certain oil and natural gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders. Environmental legislation in Alberta has undergone a major revision and has been consolidated into the *Environmental Protection and Enhancement Act*. Under the new Act, environmental standards and compliance for releases, clean up and reporting are stricter and more onerous. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental and review process.

In December 2002 the Government of Canada ratified the Kyoto Protocol. This protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the protocol. If the protocol is ratified and becomes legally binding, it is expected to affect the operation of al industries in Canada, including the oil and natural gas industry. As details of the implementation of this protocol have yet to be announced, the effect on the Trust cannot be determined at this time.

Competitive Environment

The oil and natural gas industry has been experiencing a large number of business combinations, involving companies of all sizes. This consolidation process has resulted in a number of asset rationalization programs pursuant to which assets have become available for acquisition. This same consolidation process has resulted in some industry participants, with whom the Trust will be competing for attractive large asset or share acquisitions, becoming larger and more competitive, which may increase the demand for acquisitions.

Investors are becoming increasingly aware of the oil and natural gas royalty trust sector and the income trust sector ("Trust Sector"). Management of the Corporation believes that due to the nature of the assets held by royalty trusts, as well as their focus on development and exploitation rather than exploration, investor interest in the oil and natural gas sector has increased with the growing perception that royalty trusts offer an investment vehicle in the oil and natural gas industry that has less risk than more traditional oil and natural gas investments. Consequently, the Trust Sector has recently been able to access the capital markets more readily than traditional oil and natural gas companies. This access to capital has made the Trust Sector a competitor for oil and natural gas property and corporate acquisitions. The Trust Sector has an advantage over oil and natural gas companies in corporate taxation. A number of Canadian-based oil and natural gas companies are currently taxable, having depleted their accumulated tax pools, and therefore they generally assess the merits of potential acquisitions on an after-tax basis. Oil and natural gas royalty trusts and income trusts distribute income to their unitholders. Units of these royalty and income trusts are often held in tax sheltered vehicles such as registered retirement savings plan accounts, and distributions on the units held in such vehicles are thus generally sheltered from immediate taxation.

Non-Canadian companies have been investing heavily in the Canadian oil and natural gas industry by acquiring both properties and companies. In particular, companies from the United States have been attracted to the Canadian market to acquire supplies of natural gas, in part by the weakness of the Canadian dollar relative to the United States dollar and the development of additional pipeline facilities for the efficient transmission of natural gas to the United States markets. Management of the Corporation believes this trend will continue to influence Canadian asset valuation parameters and will result in truly North American valuations for Canadian producers.

CONFLICTS OF INTEREST

Properties will not be acquired from officers or directors of the Corporation or persons not at arm's length with such persons at prices which are greater than fair market value, nor will Properties be sold to officers or directors of the Corporation or persons not at arm's length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Harvest Board. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Ontario Securities Commission Rule 61-501.

Circumstances may arise where members of the Harvest Board serve as directors or officers of corporations which are in competition with the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust.

LEGAL MATTERS

Certain legal matters in connection with the qualification for distribution of the Trust Units will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust and the Corporation and by Blake, Cassels & Graydon LLP on behalf of the Underwriters.

Furthermore, the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP. John A. Brussa, a member of the Board of Directors of the Corporation, is a Partner of Burnet, Duckworth & Palmer LLP.

INTEREST OF EXPERTS

None of Burnet, Duckworth & Palmer LLP, Blake, Cassels & Graydon LLP, McDaniel or Seaton has received or will receive a direct or indirect interest in the property of the Corporation or the Trust or of any associate or affiliate of the Corporation or the Trust in connection with the offering of the Trust Units.

The opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP. John A. Brussa, a member of the Board of Directors of the Corporation, is a Partner of Burnet, Duckworth & Palmer LLP. As of August 27, 2003, the partners and associates of Burnet, Duckworth & Palmer LLP as a group, beneficially own, directly or indirectly, less than 3% of the outstanding Trust Units and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

In addition, except for Mr. Brussa, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associates or affiliates of the Corporation.

LEGAL PROCEEDINGS

Management of the Corporation is not aware of any litigation outstanding, threatened or pending as of the date hereof or against the Trust or the Corporation or relating to the business of the Corporation which would be material to such business.

PROMOTERS

M. Bruce Chernoff and Kevin A. Bennett may be considered to be the promoters of the Trust by reason of their initiative in organizing the business and affairs of the Trust. See "Interests of Management and Others in Material Transactions".

The following table sets forth the number of Trust Units owned, directly or indirectly, by Mr. Chernoff and Mr. Bennett:

		Number of Trust Units Owned		Percentage of Trust Units	
Name and Address of Unitholder	Type of Ownership	Before Giving Effect to Offering	After Giving Effect to Offering	Before Giving Effect to Offering	After Giving Effect to Offering
M. Bruce Chernoff	Direct and Beneficial	4,853,179 (1)(2)	• (2)(3)	39.0%	• %
Kevin Bennett	Direct and Beneficial	700,000 (3)	• (4)	5.6%	• %

Notes:

(1) Includes Trust Units held by Caribou, a company controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.

(2) Does not include Trust Units held by Mr. Chernoff's spouse.

(3) Does not include Trust Units held by Mr. Bennett's spouse.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

M. Bruce Chernoff and Kevin A. Bennett took the initiative of founding and organizing the Corporation and the Trust and their respective businesses. See "Promoters".

Hector J. McFadyen, a director of the Corporation, was recently appointed to the board of directors of Hunting PLC ("Hunting"), a UK-based public corporation engaged in oil and natural gas, oilfield service, and oil and natural gas marketing and distribution activities. Hunting carries on its oil and natural gas marketing and distribution activities through its majority owned subsidiary, Gibson Energy Ltd. ("Gibson"). The Corporation had previously entered into a number of oil price physical hedging contracts with Gibson as described in "Information Respecting the Corporation – Commodity Hedging." The contracts entered into with Gibson are the 2002 and 2003 Canadian dollar-based price swaps and all of the collars described under that section of this prospectus. The Corporation may execute additional hedging contracts with Gibson in the future.

On July 10, 2002 and July 30, 2002 the Trust entered into loan agreements with Caribou, a company controlled by M. Bruce Chernoff, pursuant to which Caribou agreed to advance up to $43 million to the Trust to finance, in part, the purchase of the NPI and to purchase, indirectly, the Direct Royalties which were included in the working and royalty interests acquired by the Corporation on July 10, 2002 and November 15, 2002 (the "Interim Loan"). The Interim Loan bore interest at 20% per annum, was due on or before July 31, 2003 and was secured by all of the assets of the Trust, including the NPI, but was not secured by the Properties of the Corporation. On December 5, 2003 the Corporation repaid the amount of $23.5 million, which represented all amounts outstanding pursuant to the Interim Loan, with a portion of the proceeds of the Initial Public Offering and with advances under the Corporation's credit facilities.

Pursuant to the Interim Loan, Caribou was granted, as a commitment fee, 150,000 Trust Unit purchase warrants (the "Warrants"). Each Warrant entitled the holder to acquire one Trust Unit at a price of $1.00. All of the Warrants were exercised on January 23, 2003 and in exchange for payment of $150,000, Caribou was issued 150,000 Trust Units.

On August 15, 2002, 990148 Alberta Ltd. ("990148") advanced $5 million (the "Trust Debenture") to the Trust to finance, in part, the acquisition of properties by the Corporation. The Trust Debenture called for interest to be accrued at a rate of 2.25% per annum on the $5 million principal amount. At the option of 990148, the Trust Debenture principal and accrued interest could be settled by cash or the issue of Trust Units. The Trust Debenture was due and payable on the earlier of the date that the Trust completed the Initial Public Offering or December 31, 2002. On December 5, 2002 the Trust Debenture and accrued interest was settled through the issuance of 5,000,000 Trust Units and the payment of $30,072 in cash to 990148. Upon settlement of the Trust Debenture, 990148 settled the Management Group Debentures with the 5,000,000 Trust Units received and the payment of $26,731 in cash for accrued interest.

On closing of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of the Management Group Debentures delivered an undertaking to the underwriters of the Initial Public Offering not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004. Directors and officers of the Corporation also participated in the Initial Public Offering.

Mr. Brussa, a director of the Corporation is a partner of Burnet, Duckworth & Palmer LLP, which firm receives fees for legal services provided to the Corporation and the Trust.

On February 4, 2003 M. Bruce Chernoff, a director and the Chairman of the Corporation, Jacob Roorda, the President of the Corporation and John Brussa, a director of the Corporation, acquired 167,750, 10,000 and 1,500 Special Warrants, respectively, at a price of $10 per Special Warrant. Such Special Warrants were issued as part of the offering of 1,500,000 Special Warrants by the Trust. The Special Warrants which were purchased by the individuals described above were acquired on the same terms that all other Special Warrants were purchased.

On July 29, 2003 Caribou, a company controlled by M. Bruce Chernoff, advanced $11 million to the Trust pursuant to the Equity Bridge Agreement. The funds advanced were used to pay the deposit for the NFX transaction on the date the NFX Agreement was executed by the Corporation. Caribou and Mr. Chernoff are both lenders under the Equity Bridge Agreement. See "Description of the Trust – Borrowing by the Trust".

RISK FACTORS

The following are certain factors relating to the business of the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus.

Public and Insider Ownership

As at the date hereof, prior to giving effect to the Offering, the directors and officers of the Corporation and their associates and affiliates, as a group, hold, directly or indirectly, or exercise control or direction over, approximately 6,218,390 Trust Units, representing approximately 50% of the issued and outstanding Trust Units. After giving effect to the Offering, the directors and officers of the Corporation, and their associates and affiliates, as a group, will beneficially own, directly or indirectly, • Trust Units or •% of the outstanding Trust Units.

As part of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of the Management Group Debentures executed an undertaking in favour of the Underwriters not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004.

Dilution

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. In addition, the Trust may issue additional Trust Units from time to time pursuant to the Unit Incentive Plan and the DRIP Plan. The possible issuance of these Trust Units could result in dilution to the purchasers of Trust Units pursuant to the Offering. See "Trust Indenture – Issuance of Trust Units", "Trust Unit Incentive Plan" and "DRIP Plan".

Purchase of the NPI, the Properties and the Direct Royalties

The price paid for the purchase of the NPI, the Existing Properties and the Direct Royalties or to be paid for the purchase of the New Properties was based on engineering and economic assessments made by independent engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas and natural gas liquids, future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Corporation and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas and natural gas liquids from those anticipated at the time of making such assessments will affect the return on the value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than those currently attributed to the Existing Properties and the New Properties.

Dispute Relating to Acquisition of Properties

The Corporation and Anadarko Canada Corporation (the "Vendor") are engaged in a dispute as to whether an adjustment to the purchase price paid for oil and natural gas properties acquired by the Corporation from the Vendor on November 15, 2002 should be made in favour of the Vendor. This dispute relates to whether or not the value of a hedging contract held by the Vendor impacts the net proceeds from the properties acquired from the effective date of

the acquisition of June 1, 2002 to the closing date of November 15, 2002. Following various post closing adjustments, the Vendor is claiming that a net $3.3 million ($5.8 million disputed amount, less $2.5 million of holdbacks from the Vendor) is still owing by the Corporation. Management of the Corporation believes that such amount is not owing to the Vendor. This dispute will be resolved through an arbitration process. Should the Corporation be unsuccessful in defending on this amount, it will increase the amount of debt outstanding under its bank facility. This would increase the Corporation's debt service obligations which would have a negative impact on Cash Available for Distribution. Should the Corporation be successful in defending on this amount, it will reduce the amount of debt outstanding under its bank facility.

Changes in Legislation

There can be no assurance that income and capital tax laws and government incentive programs relating to the oil and natural gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education savings plans ("RESPs") (collectively, "Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units or any gains realized on a disposition of the Trust Units while they are not qualified investments. See "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Operational Matters

The operation of oil and natural gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and possible liability to third parties. The Corporation will employ prudent risk management practices and maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce income from the NPI.

Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although the Corporation operates the Existing Properties and believes it will become the operator of the New Properties, there is no guarantee that it will remain operator of the Existing Properties or that the Corporation will operate the New Properties or any other Properties it may acquire.

A significant portion of the operating expenses of the Existing Properties, and to a lesser degree, the New Properties, is attributable to electrical power costs. Since deregulation of the electrical power system in Alberta in recent years, the unit cost of electrical power has been set by a market driven mechanism based upon supply and demand. As a result, the prices for electrical power have become volatile. This volatility in electrical power pricing can impact the Corporation's operating expenses, and in turn, the Cash Available For Distribution. The Corporation has implemented an electrical power hedging program to mitigate its exposure to electrical power cost volatility. In respect of the New Properties, the Saskatchewan power system is regulated and as such, electrical power costs are not subject to significant volatility. However, there can be no certainty that the Saskatchewan power system will not deregulate in the future.

Although satisfactory title reviews will generally be conducted on the Properties in accordance with industry standards, such reviews do not guarantee or certify that a defect in title may not arise to defeat the claim of the Corporation to certain Properties. A reduction of income from the NPI or income from Direct Royalties could result in such circumstances.

Reserve Estimates

The reserve and recovery information contained in the McDaniel Report – Existing Properties and the McDaniel Report – New Properties is only an estimate and the actual production and ultimate reserves from the Existing Properties and the New Properties may differ from the estimates prepared by McDaniel.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or the issuance of clean up orders in respect of the Corporation or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Corporation. See "Industry Conditions – Environmental Regulation". Although the Operating Subsidiaries have established reclamation funds for the purpose of funding estimated future environmental and reclamation obligations, there can be no assurance that the Operating Subsidiaries will be able to satisfy its actual environmental and reclamation obligations. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

In December 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The Protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the Protocol. If the Protocol is ratified and becomes legally binding, it is expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of the implementation of this Protocol have yet to be announced, it is difficult to determine what, if any, the impact the Protocol may have on the Corporation's ongoing environmental liabilities, on prices for oil and natural gas or on other general economic factors, which may affect the Trust's Cash Available For Distribution.

Debt Service

The Corporation's indebtedness under the Current Bank Facility and WEI's indebtedness under its revolving demand loan as at September 2, 2003 was together approximately $53.7 million. The Current Lender has issued letters of credit to third parties in approximately $1.7 million on behalf of the Corporation to secure services on the Properties. See "Information Respecting the Corporation – Borrowing by the Corporation".

The Current Lender was provided with security over all of the assets of the Corporation. The lender (the "WEI Lender") under the revolving demand loan to WEI has security over all of the assets of WEI. If the Corporation, WEI and the Trust become unable to pay the debt service costs or otherwise commit an event of default such as declaring bankruptcy, the Current Lender and the WEI Lender may foreclose on or sell the Properties free from, or together with, the NPI. The Current Bank Facility is due on the earlier of April 30, 2004 or upon an event of default and the revolving demand loan to WEI is due on demand or upon an event of default.

Dividends and other distributions by the Corporation are prohibited during a default, event of default, or an unremedied borrowing base shortfall under the Current Bank Facility. The NPI, any indebtedness of the Corporation to the Trust, and amounts payable to the Trustee under the Trust Indenture are subordinate to the Current Bank Facility pursuant to a subordination agreement between the Current Lender, the Trustee, and the Corporation dated November 14, 2002. This Subordination Agreement may restrict the ability of the Corporation to pay the NPI to the Trust or pay interest or principal on any indebtedness to the Trust, and therefore may limit the Cash Available For Distribution during a default, event of default or an unremedied borrowing base shortfall under the Current Bank Facility.

The Corporation must meet certain ongoing hedging and financial covenants under the Current Bank Facility and is subject to customary restrictions on its operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt, and the sale of its assets. During such time as any lender comprising the Current Lender is not a Canadian resident, payments under the Current Bank Facility to such lender will be subject to certain withholding taxes which the Corporation has agreed to assume and which may increase the effective interest rate paid by the Corporation.

Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to service debt before payment of the NPI and cash distributions. The Corporation and the Trust may manage the risk associated with fluctuations in interest rates by entering into interest rate swap transactions from time to time. To the extent that the Corporation and the Trust engage in risk management activities, they will be subject to credit counterparty risk.

Debt Repayment

The Corporation and the Trust are permitted to borrow funds to finance the purchase of Properties, capital expenditures, or other financial obligations in respect of the Properties or for working capital purposes. Borrowings of the Corporation to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust. Debt service costs of the Operating Subsidiaries are deducted in computing income from the NPI and debt service costs of the Trust are deducted in computing Cash Available For Distribution. Variations in interest rates could result in significant changes in the amount required to be applied to debt service before payment of the NPI and Cash Available For Distribution. To the extent that advances under the Current Bank Facility are made in U.S. dollars, the interest payable thereunder is also payable in U.S. dollars. Variations in the Canadian/U.S. dollar exchange could result in a significant increase in the amount of the interest paid under the Current Bank Facility, thereby reducing the Cash Available For Distribution. See "Information Respecting the Corporation – Borrowing by the Corporation" and "Capitalization of the Trust".

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties or the establishment by the operator of reserves for such expenses.

Variability of Cash Distributions

The Operating Subsidiaries retain a portion of the cash flows from the Properties in their Reserve Fund to facilitate future acquisitions and development of the Properties. The Corporation believes this will assist in maintaining distributions for a longer period than would otherwise be the case if all cash flows from the Properties were paid to the Trust pursuant to the NPI and subsequently distributed to the Unitholders. Future cash flows generated by such additional Properties may not be similar to those of the Existing Properties and may not generate sufficient cash flows to allow the Operating Subsidiaries to generate sufficient income from the NPI to allow the Trust to maintain consistent distributions from the Trust over a long period of time.

Reliance on Management of the Corporation

Unitholders will be dependent on the management of the Corporation in respect of the administration and management of all matters relating to the Properties, the NPI, the Direct Royalties, the Trust, and the Trust Units. Investors who are not willing to rely on the management of the Corporation should not invest in the Trust Units.

Depletion of Reserves (Sustainability)

The Trust has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash Available For Distribution in respect of Properties, absent commodity price increases or cost effective

acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Trust and the Corporation will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent additional capital investment in Properties through the use of the Capital Fund or otherwise, initial production levels and reserves attributable to the Properties will decline.

The Corporation's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Corporation's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are exploited.

Trust Units will have no value when reserves from the Properties can no longer be economically marketed and, as a result, subscribers for Trust Units will need to obtain a return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than the Corporation.

There can be no assurance that the Corporation will be successful in developing or acquiring additional reserves on terms that meet the Corporation's investment objectives.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Trust Units, becomes limited or unavailable, the Trust's and the Corporation's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Trust or the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of Cash Available For Distribution will be reduced.

Limited Operational History

The Corporation and the Trust were only recently organized and have a limited history of operations and the Trust has made only limited distributions.

Impact of Future Capital Expenditures

The Reserve Value of the Properties as estimated by McDaniel is based in part on cash flows to be generated in future years as a result of future capital expenditures. The Reserve Value of the Properties as estimated by McDaniel will be reduced to the extent that such capital expenditures on the Properties do not achieve the level of success assumed by McDaniel.

Volatility of Commodity Prices

The Trust's results of operations and financial condition, and therefore the NPI and the Direct Royalties, will be dependent on the prices received for petroleum, natural gas and natural gas liquids production. Prices for petroleum, natural gas and natural gas liquids have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Corporation or the Trust. Oil prices received from production in

Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in Petroleum oil and natural gas prices or increases in differentials could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. The Corporation may manage the risk associated with changes in commodity prices and foreign exchange rates by entering, or causing the Trust to enter, from time to time, into crude oil and natural gas price hedges and foreign exchange contracts. To the extent that the Corporation or the Trust engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to counterparty risk. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. The Corporation must also meet certain ongoing hedging covenants under the Current Bank Facility. To the extent that commodity prices increase significantly, Cash Available for Distribution could be negatively affected. See "Information Respecting the Corporation – Commodity Hedging."

Crude Oil Differentials

The Corporation's crude oil production from the Existing Properties and the New Properties will be approximately 73.7% light and medium oil, 25.1% heavy oil and 1.2% natural gas. Processing medium oil and heavy oil is more expensive than processing conventional light oil, and such processing yields less valuable products compared to refining light oil; accordingly, producers of heavy oil or medium oil receive lower wellhead prices. The differential between light oil and heavy oil or medium oil has fluctuated widely during recent years and when considered with the fluctuating prices of light oil, substantially increases the volatility of prices for heavy oil and medium oil. Any increase in the differentials could result in lower prices being received for petroleum, natural gas and natural gas liquids and could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. Volatility in the differential is a result of an availability of supply, seasonal demand, pipeline constraints and conversion capacity of refineries, which are beyond the control of the Trust or the Corporation.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation and the Trust will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Corporation and the Trust. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Potential Conflicts of Interest

Circumstances may arise where members of the Board of Directors or officers of the Corporation are directors or officers of corporations which are in competition to the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust. See "Conflicts of Interest".

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be Permitted Investments, the NPI, the Direct Royalties and related contractual rights. The market price per Trust Unit will be a function of anticipated Cash Available For Distribution, the value of the Properties acquired by the Corporation and the Corporation's ability to effect long-term growth in the value of the Trust. The issue price of each Trust Unit is greater than the per Trust Unit Reserve Value of the Existing Properties. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to,

interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any that liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture also provides that all contracts signed by or on behalf of the Trust, whether by the Corporation, the Trustee, or otherwise, must (except as the Trustee or the Corporation may otherwise expressly agree with respect to their own personal liability) contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely by the Harvest Board in view of the fact that all business operations are carried on by the Corporation.

The activities of the Trust and the Corporation, its wholly-owned subsidiary, are conducted and are intended to be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Net Asset Value

The net asset value of the Trust will vary dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading prices of the Trust Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of the Trust.

Change in the Trust's Status Under Tax Laws

Harvest presently qualifies as a mutual fund trust for purposes of the Tax Act and it is intended that the Trust continue to qualify as a mutual fund trust for such purposes; however, should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise. The material consequences of losing mutual fund trust status are as follows: (i) Trust Units would not constitute qualified investments for Exempt Plans upon the Trust ceasing to be a mutual fund trust. Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable n income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency; (ii) the Trust would be required to pay a tax under Part XII.2 of the Tax Act on

certain types of income distributed to unitholders including income generated by oil and gas royalties held by the Trust. The payment of the Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, since the amount of cash available for distribution would be reduced by the amount of the tax; (iii) the Trust would cease being eligible for the capital gains refund mechanism available under the Tax Act upon ceasing to be a mutual fund trust; (iv) Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property upon the Trust ceasing to be a mutual fund trust. Such Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units constituting taxable Canadian property; and (v) the Trust would be subject to alternative minimum tax under Part I of the Tax Act.

Structure of the Trust

From time to time, the Trust may take steps to organize its affairs in a manner which minimizes taxes and other expenses payable with respect to the operation of the Trust and the Operating Subsidiaries and which maximizes the amount of cash available for distributions to Unitholders. If the manner in which the Trust structures its affairs is successfully challenged by a taxation or other authority, the amount of cash available for distribution to Unitholders may be affected.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue, Calgary, Alberta, T2P 4B9.

Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario is the transfer agent and registrar for the Trust Units.

MATERIAL CONTRACTS

The only material contracts in effect as of the date hereof entered into by the Trust or by the Corporation during the past two years, other than during the ordinary course of business, are as follows:

1. Trust Indenture referred to under "Trust Indenture";
2. Current Bank Facility credit agreement referred to under "Information Respecting the Corporation – Borrowing by the Corporation";
3. the subordination agreement referred to under "Information Respecting the Corporation – Borrowing by the Corporation";
4. the term sheet in respect of the New Bank Facility referred to under "Information Respecting the Corporation – Borrowing by the Corporation";
5. the Equity Bridge Agreement referred to under "Description of the Trust – Borrowing by the Trust";
6. the agreement of purchase and sale between Anadarko Canada Corporation and the Corporation dated August 1, 2002 for the purchase of certain Properties and Direct Royalties referred to under "Risk Factors – Dispute Relating to Acquisition of Properties";
7. the Underwriting Agreement referred to under "Plan of Distribution";
8. the NFX Agreement referred to under "Acquisition of New Properties"; and
9. the Letter Agreement referred to under "Acquisition of New Properties".

During the period of distribution of the Trust Units, copies of the foregoing documents may be examined during normal business hours at the offices of Burnet, Duckworth & Palmer LLP, First Canadian Centre, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

ELIGIBILITY FOR INVESTMENT

Subject to certain assumptions, limitations and restrictions, in the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust and Blake, Cassels & Graydon LLP, counsel to the Underwriters, as of the date of this prospectus, provided that the Trust qualifies as a mutual fund trust within the meaning of the *Tax Act*, the Trust Units will, on the date of issue, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Tax Act as in effect on the date hereof and, based in part upon a certificate of the Corporation as to factual matters, would not, if issued on the date hereof, be foreign property within the meaning of the Tax Act.

RELATIONSHIP BETWEEN THE TRUST AND A CERTAIN UNDERWRITER

National Bank Financial Inc., one of the Underwriters, is a wholly-owned subsidiary of a Canadian chartered bank which, on the date of closing of the Offering, will be a lender to the Corporation and to which the Corporation will be indebted. See "Information Respecting the Corporation – Borrowing by the Corporation" for a description of the New Bank Facility to be provided by the New Lender. Consequently, the Trust may be considered to be a connected issuer of National Bank Financial Inc. for the purposes of securities regulations in certain provinces. The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations among the Corporation, on behalf of the Trust, and National Bank Financial Inc., on behalf of the Underwriters. The bank did not have the involvement in such decision or determination; however, the bank has been advised of the issuance in the terms thereof. As a consequence of this issuance, National Bank Financial Inc. will receive its share of the Underwriters' fee. In addition, National Bank Financial Inc. was retained by the Trust in connection with the NFX Transaction and will receive a fee from the Trust on completion of the NFX Transaction.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies as rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory of residence. The purchaser should refer to any applicable provision of the securities legislation of the purchaser's province and territories for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of a Trust Unit is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus, or any amendment thereto, containing a misrepresentation, the holder shall be entitled, in connection with such rescission, to a full refund of all consideration paid to the Trust on the acquisition of the Trust Unit. In the event that such holder is a permitted assignee of the interest of the original Trust Unit subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund described herein as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Trust Unit under Section 203 of the *Securities Act* (Alberta), Section 131 of the *Securities Act* (British Columbia), Section 130 of the *Securities Act* (Ontario), similar sections of other applicable securities legislation or otherwise at law.

INDEX TO FINANCIAL STATEMENTS

kpmg

Schedule of Revenue and Expenses for the

INITIAL PROPERTIES

Acquired from Devon Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "Initial Properties") referred to in the purchase and sale agreement dated May 28, 2002 between Harvest Operations Corp. and Devon Canada Corporation and Devon ARL Corporation for each of the years in the three year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Initial Properties referred to in the purchase and sale agreement dated May 28, 2002 for each of the years in the three-year period ended December 31, 2001.

Chartered Accountants

Calgary, Canada
September 18, 2002

INITIAL PROPERTIES

Schedule of Revenue and Expenses for the Initial Properties

	Six months ended June 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 13,935,019	$ 16,772,213	$ 30,675,360	$ 46,395,299	$ 30,506,217
Royalties	(1,210,816)	(1,630,888)	(2,791,810)	(4,406,652)	(2,984,815)
	12,724,203	15,141,325	27,883,550	41,988,647	27,521,402
Operating costs	5,050,362	6,901,821	11,587,364	9,333,045	7,266,639
Operating income	$ 7,673,841	$ 8,239,504	$ 16,296,186	$ 32,655,602	$ 20,254,763

See accompanying notes to schedule of revenue and expenses for the Initial Properties.

1. Basis of presentation:

On May 28, 2002 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Thompson Lake properties (the "Initial Properties") from Devon Canada Corporation and Devon ARL Corporation (collectively "Devon Canada"). This acquisition closed on July 10, 2002.

The schedule of revenue and expenses for the Initial Properties includes the operations of the Initial Properties by Devon Canada.

The schedule of revenue and expenses for the Initial Properties includes only amounts applicable to the working interest of Devon Canada for the Initial Properties.

The schedule of revenue and expenses for the Initial Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Initial Properties as these amounts are based on the consolidated operations of Devon Canada of which the Initial Properties formed only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the Initial Properties.

Schedule of Revenue and Expenses for the

ADDITIONAL PROPERTIES

Acquired from Anadarko Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 between Harvest Operations Corp. and Anadarko Canada Corporation for each of the years in the three-year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 for each of the years in the three-year period ended December 31, 2001.

Chartered Accountants

Calgary, Canada
September 18, 2002

ADDITIONAL PROPERTIES

Schedule of Revenue and Expenses for the Additional Properties

	Nine months ended September 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 55,459,785	$ 48,198,918	$ 57,615,104	$ 72,026,276	$ 42,693,456
Royalties	(7,323,940)	(7,860,337)	(11,340,031)	(14,465,051)	(7,268,179)
	48,135,845	40,338,581	46,275,073	57,561,225	35,425,277
Operating costs	12,665,536	10,404,008	12,832,174	8,799,976	7,452,752
Operating income	$ 35,470,309	$ 29,934,573	$ 33,442,899	$ 48,761,249	$ 27,972,525

See accompanying notes to schedule of revenue and expenses for the Additional Properties.

ADDITIONAL PROPERTIES

1. **Basis of presentation:**

   On August 1, 2002, Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Hayter and Provost properties (the "Additional Properties") from Anadarko Canada Corporation ("Anadarko"). This acquisition closed on November 15, 2002.

   The schedule of revenue and expenses for the Additional Properties includes the operations of the Additional Properties by Anadarko.

   The schedule of revenue and expenses for the Additional Properties includes only amounts applicable to the working interest of Anadarko for the Additional Properties.

   The schedule of revenue and expenses for the Additional Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Additional Properties as these amounts are based on the consolidated operations of Anadarko of which the Additional Properties form only a part.

2. **Significant accounting policies:**

   (a) Revenue:

   Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

   (b) Royalties:

   Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

   (c) Operating expenses:

   Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same and variable operating overhead as established by Anadarko.

kpmg

Schedule of Revenue and Expenses for the

NEW PROPERTIES

Acquired from National Fuel Exploration Corp.

Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "New Properties") referred to in the purchase and sale agreement dated July 29, 2003 between Harvest Operations Corp. and National Fuel Exploration Corp. for each of the years in the three year period ended December 31, 2002. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the New Properties referred to in the purchase and sale agreement dated July 29, 2003 for each of the years in the three-year period ended December 31, 2002.

Chartered Accountants

Calgary, Canada
July 25, 2003

NEW PROPERTIES

Schedule of Revenue and Expenses for the New Properties

	Six months ended June 30,		Years ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)		(audited)		
Revenue	$ 48,055,770	$ 48,488,202	$ 100,802,590	$ 107,294,903	$ 154,598,198
Royalties	(9,676,585)	(9,864,722)	(20,380,573)	(21,408,678)	(30,504,469)
	38,379,185	38,623,480	80,422,017	85,886,225	124,093,729
Operating costs	14,726,939	13,943,607	28,776,048	26,591,295	29,706,510
Operating income	$ 23,652,246	$ 24,679,873	$ 51,645,969	$ 59,294,930	$ 94,387,219

See accompanying notes to schedule of revenue and expenses for the New Properties.

1. Basis of presentation:

On July 29, 2003 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the properties (the "New Properties") from National Fuel Exploration Corp. ("NFX"). The Corporation has also entered into a letter agreement with a senior oil and gas producer that would result in the Corporation acquiring substantially all of the new properties and the other party retaining the reminder. This information is stated for the New Properties in their entirety and has not been adjusted to give effect to the interest to be retained by the other party.

The schedule of revenue and expenses for the New Properties includes the operations of the New Properties by NFX. The schedule of revenue and expenses for the New Properties includes only amounts applicable to the working interest of NFX for the New Properties.

The schedule of revenue and expenses for the New Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the New Properties as these amounts are based on the consolidated operations of NFX of which the New Properties formed only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the New Properties.

Consolidated Financial Statements of

Harvest Energy Trust

June 30, 2003

Harvest Energy Trust

Consolidated Balance Sheets

		June 30, 2003		December 31, 2002
Assets		***(Unaudited)***		*(Audited)*
Current assets				
Cash and short-term investments	**$**	**1,180,609**	$	4,502,947
Accounts receivable		**16,224,404**		13,577,870
Prepaid expenses and deposits		**2,398,553**		534,573
		19,803,566		18,615,390
Deferred financing charges, net of amortization		**1,406,840**		2,209,792
Future income tax		**1,034,476**		1,272,000
Property, plant and equipment, net *[Note 3]*		**97,876,800**		71,631,507
	$	**120,121,682**	$	93,728,689
Liabilities and Unitholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	**$**	**10,063,054**	$	5,593,405
Cash distributions payable		**2,447,510**		1,862,500
Accrued interest payable		**809,829**		389,349
Demand loan *[Note 2]*		**45,557,388**		45,286,396
Promissory note payable *[Note 3]*		**850,000**		-
Large corporation taxes payable		**-**		46,771
		59,727,781		53,178,421
Site restoration provision		**1,917,018**		544,178
		61,644,799		53,722,599
Unitholders' equity				
Unitholders' capital *[Note 4]*		**63,273,216**		36,727,997
Accumulated income		**10,052,141**		5,136,093
Contributed surplus		**29,455**		4,500
Accumulated cash distributions		**(14,877,929)**		(1,862,500)
		58,476,883		40,006,090
	$	**120,121,682**	$	93,728,689

Subsequent events [Note 8]

See accompanying notes to consolidated financial statements.

Approved by the board:

(Signed) "John A. Brussa" Director

(Signed) "Hector J. McFadyen" Director

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income

(Unaudited)

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Revenue		
Oil and gas sales	$ 24,639,326	$ 50,869,382
Hedging loss	(3,726,594)	(12,296,276)
Royalty income	114,359	170,133
Royalty expense	(3,404,361)	(6,382,776)
	17,622,730	32,360,463
Expenses		
Operating	6,595,988	13,400,411
Interest and amortization of deferred finance charges	1,078,193	2,190,728
General and administrative	788,841	1,519,653
Site restoration and reclamation	818,461	1,383,804
Depletion, depreciation and amortization	6,936,073	12,148,215
Foreign exchange gain	(983,735)	(3,487,457)
	15,233,821	27,155,354
Income before taxes	2,388,909	5,205,109
Taxes		
Large corporation tax	31,640	51,538
Future tax expense	1,177,380	237,524
Net income for the period	1,179,889	4,916,047
Accumulated income, beginning of period	8,872,252	5,136,094
Accumulated income, end of period	$ 10,052,141	$ 10,052,141
Income per trust unit, basic	$ 0.10	$ 0.45
Income per trust unit, diluted	$ 0.10	$ 0.44

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows

(Unaudited)

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Cash provided by (used in)		
Operating Activities		
Net income for the period	$ 1,179,889	$ 4,916,047
Items not requiring cash		
Depletion, depreciation and amortization	6,936,073	12,148,215
Site restoration and reclamation	818,461	1,383,804
Foreign exchange gain	(983,735)	(3,487,457)
Amortization of finance charges	406,476	812,950
Future tax expense	1,177,380	237,524
Unit based compensation	12,273	24,955
Cash flow from operations	9,546,817	16,036,038
Change in non-cash working capital *[Note 8]*	(4,415,339)	868,612
	5,131,478	16,904,650
Financing Activities		
Issue of trust units, net of costs	-	14,096,181
Issue of trust units under the distribution reinvestment plan, net of costs	2,824,164	4,099,037
Increase in demand loan	27,747,640	33,379,065
Repayment of demand loan	(6,180,670)	(29,557,182)
Cash distributions	(6,767,077)	(12,430,419)
Change in non-cash working capital balances related to financing activities *[Note 8]*	218,285	585,010
	17,842,342	10,171,692
Investing Activities		
Additions to property, plant and equipment	(19,119,967)	(24,971,104)
Acquisition of a private company *[Note 3]*	(3,000,000)	(3,000,000)
Change in non-cash working capital balances related to investing activities *[Note 8]*	(1,438,815)	(2,427,576)
	(23,558,782)	(30,398,680)
Decrease in cash and short-term investments	(584,962)	(3,322,338)
Cash and short-term investments, beginning of period	1,765,571	4,502,947
Cash and short-term investments, end of period	$ 1,180,609	$ 1,180,609
Cash interest payments	$ 889,682	$ 945,344
Cash tax payments	$ 10,526	$ 46,771
Cash distributions per unit *[Note 4]*	$ 0.60	$ 1.14

See accompanying notes to consolidated financial statements.

1. Significant accounting policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the annual report of the Trust for the period from formation on July 10, 2002 to December 31, 2002 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. Change in accounting policy

The Canadian Institute of Chartered Accountants has issued an accounting pronouncement concerning the classification of debt that is effective for financial years commencing on or after January 1, 2002. Based on this pronouncement and the underlying terms of Harvest Operations' debt facility, the loan is classified as a current liability since the lender has the right to demand repayment on April 30, 2004.

3. Acquisition of a private company

On June 1, 2003, Harvest Energy Trust acquired all of the common shares and the Net Profit Interest of a private company. Total consideration paid by the Trust was $10.1 million, and consisted of the issuance of 625,000 trust units at a price of $10.00 per unit *[Note 4]*, $3 million in cash and an $850,000 unsecured demand promissory note that bears interest at 10% per annum effective June 27, 2003. The acquisition has been accounted for using the purchase price method.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company has not yet completed its final calculation of the assets and acquired and liabilities assumed and therefore, the purchase price allocation maybe subject to change.

		Amount
Property, plant & equipment	$	15,180,670
Working capital, net		(2,281,160)
Bank debt		(2,799,510)
	$	10,100,000

4. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units		Amount
As at, December 31, 2002	9,312,500	$	36,727,997
Exercise of warrants (i)	150,000		150,000
Special warrant exercise (ii)	1,500,000		15,000,000
Acquisitions (iii)	825,000		8,350,000
Distribution reinvestment plan issuance (iv)	450,051		4,399,037
Share issue costs	–		(1,353,818)
As at, June 30, 2003	12,237,551	$	63,273,216

(i) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(ii) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000 net of a 5% underwriters' fee and approximately $550,000 of issues costs.

(iii) On May 27, 2003, the Trust issued 200,000 trust units at a price of $10.50 per unit, for consideration of the purchase of a crude oil producing property.

On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per unit, for partial consideration of the purchase of a private company. *[Note 3]*.

(iv) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP		Amount
January	January 31, 2003	February 17, 2003	79,208	$	794,650
February	February 28, 2003	March 17, 2003	73,230		780,223
March	March 31, 2003	April 15, 2003	96,019		907,805
April	April 30, 2003	May 15, 2003	98,535		925,662
May	May 31, 2003	June 16, 2003	103,059		990,697
As at, June 30, 2003			450,051	$	4,399,037

(c) Per unit information

The following table summarizes the trust units used in calculating income per trust unit:

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Weighted average trust units outstanding, basic	11,351,728	10,891,161
Effect of trust unit rights	226,795	190,578
Weighted average trust units outstanding, diluted	11,578,523	11,081,739

5. Trust unit incentive plan

A Trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights		Weighted average exercise price
Outstanding, December 31, 2002	787,500	$	7.80
Granted, January 24, 2003	32,500		10.21
Granted, February 14, 2003	34,500		10.75
Reduction in exercise price due to distributions	-		(1.20)
As at, June 30, 2003	854,500	$	6.58

The trust unit rights outstanding vest equally over the next four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	27.5%
Risk free interest rate	3%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

		Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Net income	As reported	$1,179,889	$4,916,047
	Pro forma	$738,196	$4,037,245
Income per unit - basic	As reported	$0.10	$0.45
	Pro forma	$0.07	$0.37
Income per unit - diluted	As reported	$0.10	$0.44
	Pro forma	$0.06	$0.36

During the three and six month periods ended, the Trust has recognized $12,273 and $24,546 respectively in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

6. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices on prices realized. The following is a summary of the oil sales contracts with price swap or collar features as at June 30, 2003, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss)
1,000 Bbls/d	July through September 2003	Cdn $37.10	($277,718)
1,000 Bbls/d	October through December 2003	Cdn $36.63	($155,834)
1,510 Bbls/d	January through March 2004	U.S. $23.23	($697,743)
1,300 Bbls/d	January through March 2004	U.S. $24.33	($426,279)
500 Bbls/d	January through December 2004	U.S. $24.12	($447,354)
500 Bbls/d	January through December 2004	U.S. $24.25	($415,200)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($567,192)
1,200 Bbls/d	April through June 2004	U.S. $25.50	($383,485)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($487,748)
500 Bbls/d	July through September 2004	U.S. $24.56	($60,761)
1,325 Bbls/d	October through December 2004	U.S. $22.54	($409,012)
500 Bbls/d	October through December 2004	U.S. $24.03	($61,452)
500 Bbls/d	January through December 2005	U.S. $24.00	($19,931)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($303,940)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($282,152)
Swaps based on the Lloydminster Blend Crude differential			
2,000 Bbls/d	January through December 2004	U.S. ($7.75)	$1,731,396
1,100 Bbls/d	January through December 2004	U.S. ($8.20)	$643,090

Sold Put	Term	Price per Barrel	Mark to Market Loss
500 Bbls/d	January through December 2004	Short put U.S. $15.50	($44,522)
1,000 Bbls/d	January through December 2004	Short put U.S. $18.00	($173,140)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	July through September 2003	Cdn $35.40 – 38.40	($79,059)
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35	($44,797)
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95	$0

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery

point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at June 30, 2003:

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2003	Cdn $46.30	$308,790
5MW	January through December 2004	Cdn $46.00	$32,850
5MW	January through December 2004	Cdn. $46.00	$32,850
5MW	January through December 2005	Cdn $43.00	($21,900)
9.75MW	April 2003 through March 2006	Cdn $44.50	$916,022

At June 30, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $1,704,799. Harvest Operations Corp. has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at June 30, 2003, this amount totaled $1,733,008 and is recorded in the prepaid expense and deposits balance.

7. Change in non-cash working capital

	Three Months Ended June 30, 2003		Six Months Ended June 30, 2003	
Changes in non-cash working capital items:				
Accounts receivable	$	(2,958,028)	$	(1,810,351)
Prepaid expenses and deposits		(850,833)		(1,834,215)
Accounts payable and accrued liabilities		(1,575,528)		1,711,765
Cash distributions payable		224,523		585,010
Accrued interest payable		(459,367)		420,480
Large corporation taxes payable		(10,398)		(46,643)
	$	(5,629,631)	$	(973,954)
Changes relating to operating activities	$	(4,415,339)	$	868,612
Changes relating to financing activities		224,523		585,010
Changes relating to investing activities		(1,438,815)		(2,427,576)
	$	(5,629,631)	$	(973,954)

8. Subsequent events

On July 14, 2003, the Trust announced a cash distribution of $0.20 per unit to the unitholders of record on July 31, 2003. The distribution was paid on August 15, 2003 and consisted of $1,478,783 in cash and

92,818 trust units issued for $989,612 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On July 15, 2003, the Trust paid the $0.20 per unit distribution announced on June 16, 2003, for unitholders' of record as at June 30, 2003. The distribution paid consisted of $1,457,793 in cash and 104,425 trust units issued for $989,718 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

During the period from July 15 to July 18, 2003, the Trust issued 31,000 additional trust unit rights to employees of Harvest Operations Corp. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The average exercise price of the rights granted was $10.23. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

On July 28, 2003, the Trust entered into the Equity Bridge Agreement (the "Agreement") with a corporation controlled by a director of Harvest Operations. The Agreement provides for advances of up to $40 million, with interest paid in arrears quarterly at a rate of 10% per annum. The principle is to be repaid in full by January 1, 2005 or, at the Trust's option, any portion of the principle may be repaid at any time during the term. The Trust also has the option to repay the accrued interest and the principle at the maturity date in trust units. The option to repay in Trust units is based upon the equivalent number of trust units using 90% of the immediately preceeding ten-day weighted average trading price of the trust units on the TSX. On July 29, 2003, the Trust was advanced $11 million under the Agreement to finance the deposit to acquire producing oil properties in Southeastern Saskatchewan.

On July 30, 2003, Harvest Operations Corp. entered into an agreement to acquire producing oil properties in Southeastern Saskatchewan. The expected purchase at closing is approximately $105 million, and the transaction is anticipated to close on September 30, 2003.

On July 31, 2003, Harvest Operations Corp. entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $45.50 per MW from January 1, 2004 to January 1, 2005, and an electrical price based heat rate of 8.40 GJ/MWh from January 1, 2005 to January 1, 2006.

On August 20, 2003, the Trust announced a cash distribution of $0.20 per unit to the unitholders of record on August 29, 2003. The distribution that will be paid on September 15, 2003 is $2,486,959.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to June 30, 2003, that have fixed future sales and purchase prices:

Trade Date	Buy (Sell) Put	Term	Price per Barrel
July 11, 2003	(1,000 Bbls/d)	January through December 2004	USD $18.00
July 11, 2003	1,000 Bbls/d	January through December 2004	USD $25.00

Trade Date	Call	Term	Price per Barrel
July 11, 2003	(1,000 Bbls/d)	January through December 2004	USD $28.25

On •, the Trust entered into an underwriting agreement for the issue of • trust units at an issue price of $• per unit for gross proceeds of $•.

kpmg

Consolidated Financial Statements of

Harvest Energy Trust

December 31, 2002

Auditors' Report to the Trustee of Harvest Energy Trust and Directors of Harvest Operations Corp.

We have audited the consolidated balance sheet of Harvest Energy Trust as at December 31, 2002 and the consolidated statement of income and accumulated income and cash flows for the period from July 10, 2002 (date of formation) to December 31, 2002. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements presents fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and the results of its operations and its cash flows for the period from July 10, 2002 (date of formation) to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
March 21, 2003

Harvest Energy Trust

Consolidated Balance Sheet

	December 31, 2002
Assets	
Current assets	
Cash and short-term investments	$ 4,502,947
Accounts receivable	13,577,870
Prepaid expenses	409,573
	18,490,390
Deferred financing charges, net of amortization	2,209,792
Restoration fund *[Note 3]*	125,000
Future income tax *[Note 9]*	1,272,000
Property, plant and equipment, net *[Note 4]*	71,631,507
	$ 93,728,689
Liabilities and Unitholders' Equity	
Current liabilities	
Accounts payable and accrued liabilities	$ 5,593,405
Cash distributions payable	1,862,500
Accrued interest payable	389,349
Large corporation taxes payable	46,771
	7,892,025
Long-term debt *[Note 5]*	45,286,396
Site restoration and reclamation *[Note 3]*	544,178
	53,722,599
Commitments and contingencies [Note 13]	
Unitholders' equity	
Unitholders' capital *[Note 6]*	36,727,997
Accumulated income	5,136,093
Contributed surplus *[Note 7]*	4,500
Accumulated cash distributions	(1,862,500)
	40,006,090
	$ 93,728,689

Subsequent events [Note 12]

See accompanying notes to consolidated financial statements.
Approved by the Board of Directors:

"John A. Brussa" Director

"Hector J. McFadyen" Director

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income

For the period from July 10 (date of formation) to December 31, 2002

Revenues	
Oil and natural gas sales, net of hedging	$ 21,699,861
Royalties	(2,864,411)
Royalty income	119,982
	18,955,432
Expenses	
Operating	6,396,294
Interest and amortization of financing charges	2,046,406
Interest on long-term debt	599,137
General and administrative	576,780
Site restoration and reclamation	544,178
Depletion, depreciation and amortization	5,136,829
Foreign exchange gain	(255,056)
	15,044,568
Income before taxes	3,910,864
Taxes	
Large corporation taxes	46,771
Future tax recovery *[Note 9]*	(1,272,000)
Net income for the period, being accumulated income	$ 5,136,093
Income per trust unit, basic *[Note 6]*	$ 3.69
Income per trust unit, diluted *[Note 6]*	$ 3.46

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows

Period from July 10 (date of formation) to December 31, 2002

Cash provided by (used in)	
Operations	
Net income for the period	$ 5,136,093
Add items not involving cash:	
Depletion, depreciation and amortization	5,136,829
Amortization of finance charges	209,788
Site restoration and reclamation	544,178
Foreign exchange gain	(255,056)
Unit based compensation	4,500
Future tax recovery	(1,272,000)
Cash flow from operations	9,504,332
Change in non-cash working capital *[Note 11]*	(6,974,243)
	2,530,089
Financing	
Issue of trust units, net of costs	31,727,997
Deferred charges	(2,419,580)
Initial financing	55,041,491
Repayment of initial financing	(55,041,491)
Issuance of debentures	5,000,000
Issuance of long-term debt	60,202,789
Repayment of long-term debt	(14,661,337)
Change in non-cash working capital *[Note 11]*	781,049
	80,630,918
Investing	
Acquisition of properties	(76,153,324)
Additions to property, plant and equipment	(770,162)
Proceeds on disposition of property, plant and equipment	155,150
Reclamation fund	(125,000)
Change in non-cash working capital *[Note 11]*	(1,764,724)
	(78,658,060)
Increase in cash and short-term investments	4,502,947
Cash and short-term investments, beginning of period	–
Cash and short-term investments, end of period	$ 4,502,947
Cash interest payments	$ 1,886,921
Cash tax payments	$ –
Cash distribution per trust unit	$ 0.20

See accompanying notes to consolidated financial statements.

1. Structure of the trust

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties acquired and held by Harvest Operations.

The beneficiaries of the Trust are the holders of trust units. The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. The amount of the distributions per trust unit are equal to the pro rata share of the net income of the Trust (including direct royalties received, net profit interests in the oil and natural gas properties and crown charges that are not deductible for income tax purposes of Harvest Operations), dividends of Harvest Operations, Alberta Royalty Tax Credits received less expenses (including interest and net debt repayments) and net realized capital gains of the Trust less an appropriate working capital reserve.

2. Significant accounting policies

These consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) Consolidation

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiary Harvest Operations. All inter-entity transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and site restoration and reclamation and amounts used for the ceiling test calculation are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty.

(c) Revenue recognition

Revenues associated with the sale of the Harvest Operation's crude oil, natural gas and natural gas liquids are recognized when title passes from Harvest Operations to its customer.

(d) Cash and short-term investments

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximates market value.

(e) Joint venture accounting

Harvest Operations conducts substantially all of its oil and natural gas production activities through joint ventures, and the accounts reflect only their proportionate interest in such activities.

(f) Property, plant and equipment

The Trust follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against income. Renewals and enhancements that extend the economic life of the capital assets are capitalized.

Gains and losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

Ceiling test

The Trust places a limit on the aggregate cost of capital assets, which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby the capitalized costs, less accumulated depletion and site restoration and the lower of cost and market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

Site restoration and reclamation provision

The Trust provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Depletion, depreciation and amortization

Provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation and amortization of office furniture and equipment is provided for at rates ranging from 20% to 33% per annum.

(g) Income taxes

The Trust is a taxable entity under the *Income Tax Act (Canada)* and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust plans to distribute all of its taxable income to the unitholders and meets the requirements of the *Income Tax Act (Canada)* applicable to a Trust, the Trust makes provision for income taxes on the taxes payable basis.

Harvest Operations follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and its respective tax base, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax

liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(h) Unit-based compensation

The Trust uses the intrinsic value based method of accounting for the Trust Unit incentive plan [Note 7]. Under the terms of the plan, the exercise price of rights granted may be reduced in future periods based on the distributions made to Trust unitholders. The Trust does not recognize compensation expense on the issuance of rights to employees and directors as the exercise price of rights equals the market price on the day of the grant. Rights issued to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

(i) Deferred financing charges

Deferred financing charges relate to costs incurred on the issuance of debt and are amortized on a straight-line basis over the term of the debt, and are included in the associated interest expense.

(j) Financial instruments

Harvest Operations enters into financial instruments to manage its exposure to adverse fluctuations in commodity prices, foreign currency exchange rates, electricity costs and interest rates. Harvest Operation's policy is not to utilize derivative financial instruments for trading or speculative purposes. Realized gains or losses on financial instruments that are designated and assessed effective as hedges are recognized in income concurrently with the underlying hedged transaction. If the hedge of an anticipated transaction is terminated or ceases to be effective, the associated gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in value of the financial instruments are reflected in income.

(k) Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

3. Site restoration and reclamation

Site restoration involves the surface clean up and reclamation of well site and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantlement of facilities as well as the decontamination and reclamation of these lands. Total estimated future costs, net of salvage value, are approximately $9,213,808, of which $544,178 has been accrued to December 31, 2002. The board of directors has established a fund to ensure that cash is available to carry out the future site restoration and reclamation work. In 2002, $125,000 has been contributed to this fund.

4. Property, plant and equipment

	Cost	Accumulated depletion, depreciation and amortization	Net book value
Oil and natural gas properties	$ 55,188,754	$ (3,841,661)	$ 51,347,093
Production facilities and equipment	21,343,287	(1,271,752)	20,071,535
Office furniture and equipment	236,295	(23,416)	212,879
	$ 76,768,336	$ (5,136,829)	$ 71,631,507

General and administrative costs of $174,425 have been capitalized during the period ended December 31, 2002.

All costs are subject to depletion and depreciation at December 31, 2002. In addition, future development costs of $9,857,300 are included in depletion and depreciation calculations at December 31, 2002.

In accordance with Canadian GAAP, the Trust has performed a ceiling test as at December 31, 2002. Using December 31, 2002 commodity prices of WTI U.S. $31.23 per barrel for crude oil and AECO $5.20 per mcf for natural gas, resulted in a ceiling test excess.

5. Long-term debt

On November 14, 2002, Harvest Operations entered into a term borrowing base credit facility for U.S. $60 million. This facility has an initial borrowing base of U.S. $38 million, bears interest at the lender's prime rate plus an applicable margin in the case of a base rate loan, and at a LIBOR rate or Bankers Acceptance stamping fee plus an applicable margin in the case of a Eurodollar loan or Bankers Acceptance loan. The applicable margin is 1.125% or 1.875% for a base rate loan and 2.125% or 2.875% for a Eurodollar loan or Bankers Acceptance loan, depending on the amount of the borrowing base that is drawn. The effective interest rate for this facility was 5.35% for the period ended December 31, 2002. To secure the credit facility, Harvest Operation granted the lender a first priority lien on all of its assets. Certain restrictive covenants, including a requirement that Harvest Operations maintain price hedging agreements for not less than 67% of its expected production, and financial ratios are required to be maintained for the purpose of measuring Harvest Operation's ability to meet its obligation under the credit agreement. Accrued interest is due and payable quarterly. The facility will revolve until April 30, 2004 at which time any outstanding principal and interest balances must be repaid.

6. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

Each trust unitholder is entitled to a beneficiary interest in any distribution of the Trust and in any net assets in the event of termination or wind-up. Trust units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the trust units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Trust in respect of redemptions in any calendar month shall not exceed $100,000. To the extent that a unitholder is entitled to a redemption payment, it will be satisfied by a cash payment from the Trust or by the Trust distributing a pro-rata number of Harvest Operations notes or distributing its own notes.

(b) Issued

	Number of Units	Amount $
Issued for cash on formation (i)	100	100
Initial public offering (ii)	4,312,500	34,500,000
Settlement of debenture (iii)	5,000,000	5,000,000
Cancel the initial units issued on formation (i)	(100)	(100)
Unit issue costs	-	(2,772,003)
As at December 31, 2002	9,312,500	36,727,997

(i) On July 10, 2002, the Trust issued 100 units for cash proceeds of $100. As per the agreement on the initial issuance, the units were cancelled upon the completion of the initial public offering on December 5, 2002.

(ii) On December 5, 2002, the Trust issued 3,750,000 trust units for $27.6 million, net of a 6% underwriters' fee and $702,003 of issue costs. The net proceeds were used to fully repay a loan from a corporation controlled by a director of Harvest Operations and partially repay the bank loans. In conjunction with this initial public offering, the Trust granted the underwriters an option to purchase up to an additional 562,500 trust units at a price of $8.00 per unit. On December 17, 2002, the underwriters exercised the option; the net proceeds were used to partially repay the bank loans.

(iii) Upon completion of the initial public offering the Trust paid the trust debenture principal and interest thereon, by the issuance of 5,000,000 trust units and a cash payment of $34,829.

(c) Per unit information

The following table summarizes the trust units used in calculating income per trust unit.

Period ended December 31, 2002	
Weighted average trust units outstanding, basic	1,391,608
Effect of trust unit rights	87,500
Weighted average trust units outstanding, diluted	1,479,108

The income for the diluted income per trust unit determined includes the effect of $17,500 on trust unit distributions.

7. Trust unit incentive plan

A Trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 875,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights #	**Weighted average exercise price** $
Granted on November 25, 2002	787,500	8.00
Reduction in exercise price due to December 2002 distribution	-	(0.20)
Outstanding, December 31, 2002	787,500	7.80

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	25.6%
Risk free interest rate	3%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

Net income	As reported	$5,136,093
	Pro forma	$4,969,520
Income per unit – basic	As reported	$3.69
	Pro forma	$3.57
Income per unit – diluted	As reported	$3.46
	Pro forma	$3.35

During the period, the Trust has recognized $4,500 in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

8. Related party transactions

A corporation controlled by a director of Harvest Operations had advanced and was repaid $30,971,491 during the period ended December 31, 2002. The loans bore interest at a rate of 12% per annum and were unsecured. The corporation was granted warrants to purchase 150,000 trust units at $1.00 per unit as a fee for providing the credit facility. The warrants were exercised subsequent to year end. The Trust paid $1,215,891 of interest on the loan during the period ended December 31, 2002.

Certain officers and directors of Harvest Operations and their associates provided $3,837,500 of the $5,000,000 of funds obtained pursuant to a debenture issued and repaid during the period ended December 31, 2002. The debenture bore interest at a rate of 2.25% per annum and was unsecured The Trust paid $26,731 of interest on the debenture during the period ended December 31, 2002.

As at December 31, 2002, the financial derivatives [Note 10] were secured by a $3,000,000 personal guarantee provided by a director of Harvest Operations.

9. Income taxes

The provisions for future income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates to the reported income before taxes as follows:

Income before taxes	$ 3,910,864
Computed income tax expense at the statutory rate of 42.1%	1,646,473
Amount included in Trust income	(2,912,280)
	(1,265,807)
Increase (decrease) resulting from:	
Non-deductible crown royalties and other payments	9,400
Federal resource allowance	(17,000)
Other	1,407
Future income taxes	$ (1,272,000)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations for financial reporting purposes and the amounts of used for income tax purposes. The components of the Harvest Operation's future tax assets are as follows:

Future tax assets:	
Tax pools of oil and natural gas in excess of net book value	$ 552,700
Resource allowance	172,000
Tax loss carry forwards	547,300
Net future tax asset	$ 1,272,000

At December 31, 2002, the Trust has tax pools of aggregating $63,000,000, including $12,000,000 in non-capital losses expiring in 2009. The tax pools exceed the corresponding book values by approximately $18,000,000.

At December 31, 2002, Harvest Operations has tax pools aggregating $32,000,000, including $1,300,000 in non-capital losses expiring in 2009. The tax pools exceed the corresponding book values by approximately $3,500,000.

10. Financial instruments

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(a) Fair values

Financial instruments of the Trust consist mainly of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, distributions payable, large corporation taxes payable and

long-term debt. As at December 31, 2002, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair value.

(b) Interest rate risk

The Trust is exposed to interest rate risk on its long-term debt.

(c) Credit risk

Substantially all of the accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer, which includes a significant number of companies engaged in joint operations with the Trust. The Trust routinely assesses the financial strength of its partners and customers, including parties involved in the marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(d) Commodity risk management

The bank loan agreement requires the Trust to maintain hedging arrangements of not less than two thirds of its expected production volumes. The Trust uses oil sales contracts and derivative financial instruments to comply with this requirement. Under the terms of some of the derivative instruments, Harvest Operations is required to provide security from time to time based on the underlying market commodity price of those contracts.

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2002, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss) $
1,000 Bbls/d	January through March 2003	Cdn $38.30	(826,311)
1,000 Bbls/d	April through June 2003	Cdn $37.59	(513,586)
1,000 Bbls/d	July through September 2003	Cdn $37.10	(298,033)
1,000 Bbls/d	October through December 2003	Cdn $36.63	(197,719)
200 Bbls/d	January through March 2003	U.S. $24.95	(146,191)
200 Bbls/d	April through June 2003	U.S. $24.39	(86,590)
1,510 Bbls/d	January through March 2004	U.S. $23.23	(133,207)
1,300 Bbls/d	January through March 2004	U.S. $24.33	88,347
1,430 Bbls/d	April through June 2004	U.S. $22.93	(89,462)
1,380 Bbls/d	July through September 2004	U.S. $22.70	(91,323)
1,325 Bbls/d	October through December 2004	U.S. $22.54	(97,395)
1,100 Bbls/d	January through March 2005	U.S. $22.38	(93,532)
1,030 Bbls/d	April through June 2005	U.S. $22.18	(112,047)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss) $
500 Bbls/d	January through March 2003	Cdn $35.00 – 41.30	(278,156)
500 Bbls/d	April through June 2003	Cdn $35.00 – 39.60	(165,338)
500 Bbls/d	July through September 2003	Cdn $35.40 – 38.40	(89,217)
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35	(65,740)

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at December 31, 2002:

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss) $
5MW	January through December 2003	Cdn $46.30	63,072

At December 31, 2002 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $3,123,000.

11. Change in non-cash working capital

Changes in non-cash working capital items:	
Accounts receivable	$(13,577,870)
Prepaid expenses	(409,573)
Accounts payable and accrued liabilities	5,593,405
Accrued interest payable	389,349
Large corporation taxes payable	46,771
	$ (7,957,918)
Changes relating to operating activities	$ (6,974,243)
Changes relating to financing activities	781,049
Changes relating to investing activities	(1,764,724)
	$ (7,957,918)

12. Subsequent events

On January 15, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on January 31, 2003. The distribution was paid on February 17, 2003. On February 17, 2003, 79,208 trust units were issued for $794,650 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plans.

On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

On January 24, 2003, 32,500 trust unit rights were issued to employees under the Trust unit incentive plan with an exercise price of $10.21 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On January 29, 2003, Harvest Operations entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $46 per MW from January 1, 2004 to January 1, 2005.

On February 4, 2003, pursuant to an underwriting agreement dated January 26, 2003, the Trust issued 1,500,000 special warrants that are exercisable into 1,500,000 trust units for $14,050,000, net of a 5% underwriters' fee and approximately $200,000 of issue costs. Subsequent to the exercising of these rights, the net proceeds were added to working capital and used to partially repay the long-term debt.

On February 8, 2003, the Trust announced a cash distribution of $0.20 per unit to the unitholders of record on February 28, 2003. The distribution was paid on March 17, 2003. On March 17, 2003, 73,230 trust units were issued for $780,223 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On February 14, 2003, 34,500 trust unit rights were issued to directors under the Trust unit incentive plan with an exercise price of $10.75 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On February 26, 2003, the personal guarantee provided by a director for the financial derivative contracts in place was replaced by cash on account of approximately U.S. $2,163,000 from Harvest Operations.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations subsequent to December 31, 2002, that have fixed future sales prices:

Trade Date	Swaps	Term	Price per Barrel
January 14, 2003	1,300 Bbls/d	January through March 2004	USD $24.33
February 26, 2003	1,200 Bbls/d	April through June, 2004	USD $25.50
February 26, 2003	500 Bbls/d	July through September, 2004	USD $24.56
February 26, 2003	500 Bbls/d	October through December, 2004	USD $24.03
March 21, 2003	500 Bbls/d	January through December, 2004	USD $24.12

Associated with the swap agreement entered into on March 21, 2003, Harvest Operations sold a put agreement to the counterparty for 500 Bbls/day at U.S. $15.50.

13. Commitments and contingencies

The vendor of certain properties purchased by Harvest Operations has indicated its intent to charge an additional $5.8 million for the properties purchased. Management believes that such amount is not owing to the vendor and accordingly, the additional amount has not been included in the cost of the purchase. This dispute is expected to be resolved through an arbitration process and any amount paid and not recoverable will be recorded as capital assets upon settlement.

COMPILATION REPORT

To the Trustee of Harvest Energy Trust and the Directors of Harvest Operations Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet of Harvest Energy Trust (the "Trust") as at June 30, 2003 and the unaudited pro forma consolidated statements of income for the six-month period ended June 30, 2003 and for the year ended December 31, 2002, and have performed the following procedures:

1. Compared the figures in the columns captioned "Harvest Energy Trust" to the unaudited consolidated financial statements of the Trust as at June 30, 2003 and the six-month period ended June 30, 2003, and to the audited consolidated financial statements of the Trust for the year ended December 31, 2002, respectively and found them to be in agreement.
2. Compared the figures in the columns captioned "Initial and Additional Properties" to the unaudited schedules of revenues and expenses for periods from January 1, 2002 to the respective dates of the completion of the acquisitions and found them to be in agreement.
3. Compared the figures in the columns captioned "Initial and Additional Properties" to the unaudited schedule of revenue and expenses for the six-month period ended June 30, 2003, and to the audited consolidated schedule of revenue and expenses for the year ended December 31, 2002, respectively and found them to be in agreement.
4. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) The basis for the determination of the pro forma adjustments; and

   (b) Whether the pro forma consolidated financial statements comply in all material respects with the applicable regulatory requirements.

   The officers:

   (a) Described to us the basis for determination of the pro forma adjustments, and

   (b) Stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

5. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other columns as at June 30, 2003 and for the six-month period ended June 30, 2003 and the year ended December 31, 2002 and found the amounts in the column captioned to "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Canada
■, 2003

HARVEST ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at June 30, 2003
(Unaudited)

	Harvest Energy Trust	Adjustments	Notes	Pro Forma Consolidated
Assets				
Current assets:				
Cash and short-term investments	$ 1,180,609	$ –		$ 1,180,609
Accounts receivable	16,224,404	–		16,224,404
Prepaid expenses	2,398,553	–		2,398,553
	19,803,566	–		19,803,566
Capital assets	97,876,800	94,000,000	2(a)	191,876,800
Deferred financing charges	1,406,840	–		1,406,840
Future income tax asset	1,034,476	–		1,034,476
	$ 120,121,682	$ 94,000,000		$ 214,121,682
Liabilities and Unitholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$ 10,063,054	$ –	2(a)(d)	$ 10,063,054
Cash distribution payable	2,447,510	–		2,447,510
Accrued interest payable	809,829	–		809,829
Demand loan	45,557,388	[redacted]	2(d)	[redacted]
Promissory note payable	850,000			850,000
	59,727,781	[redacted]		[redacted]
Site restoration and reclamation provision	1,917,018	–		1,917,018
	61,644,799	[redacted]		[redacted]
Unitholders' equity:				
Unitholders' capital	63,273,216	[redacted]	2(b)	[redacted]
Equity Bridge Facility	–	[redacted]	2(c)	[redacted]
Accumulated income	10,052,141	–		10,052,141
Contributed surplus	29,455	–		29,455
Accumulated cash distributions	(14,877,929)	–		(14,877,929)
	58,476,883	[redacted]		[redacted]
	$ 120,121,682	$ 94,000,000		$ 214,121,682

See accompanying notes to pro forma consolidated financial statements.

HARVEST ENERGY TRUST

Pro Forma Consolidated Statement of Income

Six months period ended June 30, 2003
(Unaudited)

	Harvest Energy Trust	New Properties	Adjustments	Notes	Pro Forma Consolidated
Revenue:					
Petroleum and natural gas sale	$ 50,869,382	$ 48,488,202	$	3(b)	$ 99,357,584
Hedging loss	(12,296,276)				(12,296,276)
Royalty income	170,133				170,133
Royalties	(6,382,776)	(9,864,722)		3(b)	(16,247,498)
	32,360,463	38,623,480	–		70,983,943
Expenses:					
Operating	13,400,411	13,943,607		3(b)	27,344,018
General and administrative	1,519,653				1,519,653
Interest and amortization of deferred financing charges	2,190,728		1,064,650	3(f)	3,255,378
Site restoration	1,383,804		1,035,679	3(d)	2,419,483
Depletion, depreciation and amortization	12,148,215		3,388,405	3(c)	15,536,620
Foreign exchange gain	(3,487,457)		–		(3,487,457)
	27,155,354	13,943,607	5,488,734		46,587,695
Income (loss) before taxes	5,205,109	24,679,873	(5,488,734)		24,396,248
Taxes:					
Large corporation taxes	51,538		100,000	3(g)	151,538
Future tax expense	237,524		2,923,506	3(g)	3,161,030
	289,062	–	3,023,506		3,312,568
Net income (loss)	$ 4,916,047	$ 24,679,873	$ (8,512,240)		$ 21,083,680
Net income per trust unit:					
Basic	$ 0.68			3(h)	$ ■
Diluted	$ 0.64			3(h)	$ ■

See accompanying notes to pro forma consolidated financial statements.

HARVEST ENERGY TRUST

Pro Forma Consolidated Statement of Income

Year ended December 31, 2002
(Unaudited)

	Harvest Energy Trust	Initial and Additional Properties	New Properties	Adjustments	Notes	Pro Forma Consolidated
Revenue:						
Petroleum and natural gas sale	$ 21,699,861	$ 76,362,314	$ 100,802,590		3(a)(b)	$ 198,864,765
Royalties	(2,864,411)	(9,140,164)	(20,380,573)		3(a)(b)	(32,385,148)
Royalty income	119,982					119,982
	18,955,432	67,222,150	80,422,017			166,599,599
Expenses:						
Operating	6,396,294	20,241,079	28,776,048		3(b)(c)	55,413,421
General and administrative	576,780			5,217,508	3(e)	5,794,288
Interest and amortization of deferred financing charges	2,645,543			3,962,122	3(f)	6,607,665
Site restoration	544,178			3,723,186	3(d)	4,267,364
Depletion, depreciation and amortization	5,136,829			23,503,776	3(c)	28,640,605
Foreign exchange gain	(255,056)					(255,056)
	15,044,568	20,241,079	28,776,048	36,406,592		100,468,287
Income (loss) before taxes	3,910,864	46,981,071	51,645,969	(36,406,592)		66,131,312
Taxes:						
Large corporation taxes	46,771			200,000	3(g)	246,771
Future tax recovery	(1,272,000)			7,088,584	3(g)	5,816,584
	(1,225,229)	–	–	7,288,584		6,063,355
Net income (loss)	$ 5,136,093	$ 46,981,071	$ 51,645,969	$ (43,695,176)		$ 60,067,957
Net income per trust unit:						
Basic	$ 3.69				3(h)	$ ■
Diluted	$ 3.46				3(h)	$ ■

See accompanying notes to pro forma consolidated financial statements.

---

1. Basis of presentation:

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp (the "Corporation"). The Trust acquires and holds net profits interests in oil and gas properties acquired and held by the Corporation.

The accompanying unaudited pro forma consolidated financial statements have been prepared by the management of the Corporation in accordance with accounting principles generally accepted in Canada. In the opinion of management, the pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada.

The pro forma financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

The Trust was formed on July 10, 2002 and the Corporation acquired certain direct royalties and properties from a major oil and gas producer for an aggregate purchase price of $26.1 million (the "Initial Properties"). On November 15, 2002, the Corporation completed the acquisition of certain direct royalties and properties from a senior oil and gas producer for an aggregate purchase price of $78.1 million (the "Additional Properties"). On July 29, 2003 the Trust and the Corporation entered into an agreement to acquire properties from a third party. The Corporation has also entered into a letter agreement with a senior oil and gas producer that would result in the Corporation acquiring substantially all of the New Properties and the senior oil and gas producer retaining the remainder (less than 5% of production volumes). The cost to the Corporation is estimated to be approximately $94 million including the closing adjustments and estimated transaction costs of approximately $2 million.

The unaudited pro-forma consolidated balance sheet as at June 30, 2003 has been based on the unaudited balance sheet of the Trust as at June 30, 2003. The unaudited pro forma consolidated statement of income for the six-month period ended June 30, 2003 has been based on:

- The unaudited statement of income and accumulated income of the Trust for the six-month period ended June 30, 2003; and
- the unaudited schedule of revenue and expenses for the New Properties for the six-month period ended June 30, 2003.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2002 has been based on:

- The audited statement of income and accumulated income of the Trust for the period from formation on July 10, 2002 to December 31, 2002;

1. Basis of presentation (continued):

- the unaudited schedule of revenue and expenses for the Initial Properties and the Additional Properties for the periods from January 1, 2002 to the date of completion of the respective acquisitions; and
- the audited schedule of revenue and expenses for the New Properties for the year ended December 31, 2002.

The pro forma financial statements should be read in conjunction with the financial statements and notes thereto included in this prospectus.

2. Pro forma consolidated balance sheet assumptions and adjustments:

The unaudited pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they had occurred on June 30, 2003:

(a) Acquisition of New Properties:

On July 29, 2003 the Trust and the Corporation entered into an agreement to acquire its net interest in the New Properties for a net purchase price of $94.0 million. The New Properties will have initial tax basis equal to the purchase price.

(b) Issue of Trust Units:

On ■, 2003, the Trust entered into an underwriting agreement for the issue of ■ trust units at an issue price of ■ per unit for gross proceeds of $■ million. The net proceeds are estimated to be $■ million after deduction of the underwriters' commission at 6% and costs of $■ thousand.

(c) Equity Bridge Agreement:

On July 28, 2003, the Trust entered into an equity bridge agreement with Caribou Capital Corp. and others (the "Equity Bridge Agreement") that provides up to $40 million to the Trust to assist with the acquisition of the New Properties. Under the terms of the Equity Bridge Agreement, interest is payable quarterly and calculated daily at a fixed rate of 10% per annum. The Trust has the option to settle the quarterly interest payments, and the principal amounts at any time, with cash or the issue of trust units. The number of trust units to be issued to settle the interest payments or principal amount is equivalent to the amount being settled divided by 90% of an ten-day weighted average trading price of the trust units.

2. Pro forma consolidated balance sheet assumptions and adjustments (continued):

(c) Equity Bridge Agreement (continued):

For purposes of this pro forma consolidated balance sheet, it has been assumed that $■ million will be drawn on this facility at the time of the acquisition of the New Properties.

As the Trust has the ability to settle the interest and principal amounts outstanding under the Equity Bridge Agreement through the issue of trust units, the amounts drawn have been presented in Unitholders' Equity in these pro forma financial statements. The corresponding interest amounts will be presented as a direct charge to accumulated income rather than as a deduction in determining income for the applicable periods.

(d) Additional bank borrowings:

For purposes of this pro forma consolidated balance sheet, it has been assumed that the cost of the New Properties, less the proceeds from the issue of additional trust units and drawings under the Equity Bridge Agreement, will initially be financed through additional drawings on the bank facility as follows:

Net cost of New Properties (excluding acquisition costs which have been included in accounts payable)	$	94.0 million
Net proceeds from issue of trust units		■
Amounts drawn on Equity Bridge Agreement		■
Net additional bank borrowing	$	■

Subsequent to June 30, 2003 the Corporation accepted a term sheet for a new bank facility with a syndicate of Canadian chartered banks (the "New Bank Facility") which is expected to be available on the completion of the acquisition of the New Properties. The New Bank Facility is a revolving reducing demand loan of $105 million with availability reducing by $4.5 million on the last day of each calendar month starting July 31, 2003. Interest will be payable at variable rates based on the lenders' prime rates or market rates for bankers' acceptances plus a spread adjusted for changes in certain financial ratios.

3. Pro forma consolidated statement of income and assumptions and adjustments:

The pro forma consolidated statements of income for the six month period ended June 30, 2003 and the year ended December 31, 2002 have been prepared assuming that the transactions described in notes 1 and 2 were completed on January 1, 2002 as follows:

(a) Acquisition of Initial and Additional Properties:

As described in note 1, the Corporation completed two major acquisitions during 2002. The following revenues and expenses for the periods from January 1, 2002 to the dates of the completion of the respective acquisitions have been included in the pro forma consolidated statement of income for the year ended December 31, 2002 as follows:

	Initial Properties	Additional Properties	Total Pro forma Adjustment
Revenue	$ 13,935,019	$ 62,427,295	$ 76,362,314
Royalties	(1,210,816)	(7,929,348)	(9,140,164)
	12,724,203	54,497,947	67,222,150
Operating costs	5,050,362	15,190,717	20,241,079
Operating income	$ 7,673,841	$ 39,307,230	$ 46,981,071

As the acquisitions of the Initial and Additional Properties were completed prior to January 1, 2003, no pro forma adjustments are required for these properties for the six month period ended June 30, 2003

(b) Acquisition of New Properties:

The amounts included in the pro forma consolidated statement of income for the revenue, royalties and operating costs for the New Properties for the year ended December 31, 2002 have been derived from the schedule of revenue and expenses for the respective periods. This information is stated for the New Properties in their entirety and has not been adjusted to give effect to the interests to be retained by the other party.

(c) Depletion, depreciation and amortizations:

The pro forma adjustments for depletion, deprecation and depreciation have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporation of the costs of acquiring the New Properties (including estimated future development costs of $10 million).

(d) Provision for future site restoration and reclamation costs:

The pro forma consolidated statements of income include adjustments to the provision for future site restoration and reclamation costs determined on the basis of the rate per unit of production recorded by the Trust and the pro forma production volumes.

3. Pro forma consolidated statement of income and assumptions and adjustments (continued):

(e) General and administrative costs:

The Trust was created during 2002 and did not complete the second of its major acquisitions until late in the 2002. The amounts recorded for general and administrative costs for the year ended December 31, 2002 have been adjusted to an amount determined on the basis of the actual costs incurred per unit of production and the pro forma production volumes. As the Trust was fully operational during the entire six month period ended June 30, 2003, no adjustments have been recorded for general and administrative costs for that period.

(f) Interest and amortization of deferred financing charges:

As discussed above, the Trust completed two major property acquisitions during the year ended December 31, 2002. The revenue and expenses for the Initial and Additional properties for the period from January 1, 2002 to the date of the completion of the respective acquisitions have been included as a pro forma adjustment as described above. The interest expense for the year ended December 31, 2002 has been adjusted to an amount determined on the basis of the debt outstanding at the end of the year and the applicable interest rates for the period, and the interest that would be applicable to the additional bank borrowings that would result from the acquisition of the New Properties as if that transaction was completed on January 1, 2002. The amount recorded for the amortization of the deferred financing charge has been adjusted to reflect the amount for a full year.

As the acquisition of the Initial and Additional Properties was completed prior to January 1, 2003, no adjustment is required for interest expense for that period or for the amortization of the deferred financing charge. The interest expense has been adjusted for the interest that would be applicable to the additional bank borrowings that would result from the acquisition of the New Properties as if that transaction was completed prior to the beginning of the period.

As the Trust has the ability to settle the interest and principal amounts outstanding under the Equity Bridge Agreement through the issue of trust units, the amounts drawn have been presented in Unitholders' Equity in these pro forma financial statements. The corresponding interest amounts of $■ million for the year ended December 31, 2002 and $■ million for the six month period ended June 30, 2003 will be presented as a direct charge to accumulated income rather than as a deduction in determining income for the applicable periods.

---

3. Pro forma consolidated statement of income and assumptions and adjustments (continued):

(g) Taxes:

Large Corporation Tax has been adjusted for each period for the tax that would be applicable to the additional capital resulting from the acquisition of the New Properties.

For income tax purposes, the Trust is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate the remaining income, if any, to the unitholders. However, the pro forma adjustment for future income taxes has been based on the assumption that 50% of the incremental cash flow would have been paid by the Corporation to the Trust as a royalty payment.

(h) Income per trust unit:

For the year ended December 31, 2002 the number of trust units expected to be issued under the terms of the underwriting agreement dated ■, 2003 were assumed to be issued at the beginning of the year. This includes the trust units issued on the settlement of loans entered into on the acquisition of the Initial Properties. The pro forma income available to unitholders was reduced by the interest applicable to amounts drawn under the Equity Bridge Agreement.

The diluted weighted average number of trust units for the year ended December 31, 2002 included 300,000 trust units with respect to the trust unit incentive plan and ■ million trust units with respect to the settlement of the amounts assumed to drawn under the Equity Bridge Agreement.

For the six month period ended June 30, 2003, the number of trust units included in the basic weighted average number outstanding for the period was based on the weighted average number of trust units actually outstanding for the period and the ■ trust units expected to be issued under the terms of the underwriting agreement dated ■, 2003. The pro forma income available to unitholders was reduced by the interest applicable to amounts drawn under the Equity Bridge Agreement.

The diluted weighted average number of trust units for the six month period ended June 30, 2003 included 300,000 trust units with respect to the trust unit incentive plan and ■ million trust units with respect to the settlement of the amounts assumed to be drawn under the Equity Bridge Agreement.

CERTIFICATE OF THE TRUST AND PROMOTERS

Dated: September 3, 2003

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta) by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of *The Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. This prospectus does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

HARVEST ENERGY TRUST
By: Harvest Operations Corp.

(Signed) "*Jacob Roorda*"
President and as chief executive officer

(Signed) "*David M. Fisher*"
Vice President, Finance and as chief financial officer

On behalf of the Board of Directors

(Signed) "*M. Bruce Chernoff*"
Director

(Signed) "*Hank B. Swartout*"
Director

PROMOTERS

(Signed) "*M. Bruce Chernoff*"

(Signed) "*Kevin A. Bennett*"

CERTIFICATE OF THE UNDERWRITERS

Dated: September 3, 2003

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of *The Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. To our knowledge, this prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Quebec) and the regulations thereunder.

National Bank Financial Inc.
By: (signed) "*L. Trevor Anderson*"

CIBC World Markets Inc.

By: (signed) "*Brenda A. Mason*"

FirstEnergy Capital Corp.

By: (signed) "*Nicholas J. Johnson*"

Haywood Securities Inc.

By: (signed) "*David G. McGorman*"